Form 20-F
period 2014-12-31
Navios Maritime Midstream Partners LP
filed 2015-03-17
CIK 1617049

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                      to

Commission file number 001-36738

Navios Maritime Midstream Partners L.P.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s Name into English)

Republic of Marshall Islands

(Jurisdiction of incorporation or organization)

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Todd E. Mason

Thompson Hine LLP

335 Madison Ave.

New York, NY 10017

todd.mason@thompsonhine.com

(212) 908-3946

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Units	New York Stock Exchange LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

9,342,692 Common Units

9,342,692 Subordinated Units

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or (15)(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter periods that the registrant was required to file such reports), and (2) has been subject to such reporting requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer  ☐                Accelerated Filer  ☐                Non-Accelerated Filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐  Item 17                 ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

FORWARD-LOOKING STATEMENTS

This Annual Report should be read in conjunction with the consolidated and combined financial statements and accompanying notes included in this report.

Statements included in this Annual Report on Form 20-F which are not historical facts (including our statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto) are forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements which are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business, the markets in which we operate, as described in this Annual Report. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue” or the negative of these terms or other comparable terminology.

Forward-looking statements appear in a number of places and include statements with respect to, among other things:

•	our ability to make cash distributions to our unitholders;

•	our ability to maintain or develop new and existing customer relationships with major refined product importers and exporters, major crude oil companies and major commodity traders, operators and liner companies, including our ability to enter into long term charters for our vessels;

•	our ability to successfully grow our business and our capacity to manage our expanding business;

•	our future operating and financial results, including the amount of fixed hire and profit share that we may receive, identify and consummate desirable acquisitions, joint ventures or strategic alliances, business strategy, areas of possible expansion and expected capital expenditure or operating expenses;

•	tanker industry trends, including charter rates and vessel values and factors affecting vessel supply and demand as well as trends and conditions in the newbuilding markets and scrapping of vessels;

•	our future financial condition or results of operations and our future revenues and expenses, including revenues from any profit sharing arrangements, and required levels of reserves;

•	the loss of any customer or charter or vessel;

•	the aging of our vessels and resultant increases in operation and drydocking costs;

•	the ability of our vessels to pass classification inspection and vetting inspections by oil majors;

•	significant changes in vessel performance, including increased vessel breakdowns;

•	the creditworthiness of our charterers and the ability of our contract counterparties to fulfill their obligations to us;

•	our ability to access debt, credit and equity markets;

•	changes in the availability and costs of funding due to conditions in the bank market, capital markets and other factors;

•	our ability to repay outstanding indebtedness, to obtain additional financing and to obtain replacement charters for our vessels, in each case, at commercially acceptable rates or at all;

•	estimated future maintenance and replacement expenditures;

•	future sales of our common units in the public market;

•	potential liability from litigation and our vessel operations, including discharge of pollutants;

•	changes in general economic and business conditions;

•	general domestic and international political conditions, including wars, acts of piracy and terrorism;

•	changes in production of or demand for oil and petroleum products, either globally or in particular regions;

•	changes in the standard of service or the ability of our technical manager to be approved as required;

•	increases in costs and expenses, including but not limited to: crew wages, insurance, provisions, port expenses, lube oil, bunkers, repairs, maintenance and general and administrative expenses;

•	the adequacy of our insurance arrangements and our ability to obtain insurance and required certifications;

•	the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;

•	the anticipated taxation of our partnership and our unitholders;

•	potential liability and costs due to environmental, safety and other incidents involving our vessels;

•	the effects of increasing emphasis on environmental and safety concerns by customers, governments and others, as well as changes in maritime regulations and standards;

•	our ability to retain key executive officers; and

•	our ability to leverage to our advantage Navios Maritime Acquisition Corporation (“Navios Acquisition”) relationships and reputation in the shipping industry.

These and other forward-looking statements are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties, including those set forth below, as well as those risks discussed in “Risk Factors”.

The forward-looking statements, contained in this Annual Report, are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated.

The risks, uncertainties and assumptions involve known and unknown risks and are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

We undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information

A. Selected Financial Data

The selected consolidated and combined historical financial information as of December 31, 2014 and 2013 and operating results for the years ended December 31, 2014, 2013, and 2012, is derived from our audited consolidated and combined financial statements of Navios Maritime Midstream Partners L.P. (sometimes referred to as “Navios Midstream”, the “Partnership”, “we” or “us”) which are included elsewhere in this Annual Report. This information is qualified by reference to, and should be read in conjunction with, “Item 5. Operating and Financial Review and Prospects” and our consolidated and combined financial statements and notes thereto included elsewhere in this Annual Report.

	Year ended December 31,
	2014	2013	2012
	(Expressed in thousands of U.S. dollars— except unit and per unit data)
Statement of Operations Data
Revenue	$63,534	$63,659	$64,059
Time charter expenses	(762)	(900)	(1,185)
Direct vessel expenses	(1,283)	(1,919)	(1,898)
Management fees (entirely through related party transactions)	(14,166)	(14,600)	(14,640)
General and administrative expenses	(1,296)	(866)	(947)
Depreciation and amortization	(19,509)	(19,508)	(20,211)
Interest expense and finance cost	(25,473)	(31,249)	(31,803)
Loss on bond extinguishment	—	(23,188)	—
Other income	119	—	267
Other expenses	—	(74)	(15)

Net income/ (loss)	$1,164	$(28,645)	$(6,373)

Less: Predecessor net loss prior to initial public offering on November 18, 2014	1,387
Net income attributable to Navios Maritime Midstream Partners L.P. subsequent to initial public offering and limited partners’ interest in net income:	$2,551
Earnings per limited partner unit attributable to Navios Maritime Midstream Partners L.P. subsequent to initial public offering (basic and diluted):
Common units	$0.13
Subordinated units	$0.13
Weighted average units outstanding (basic and diluted)
Common units	9,342,692
Subordinated units	9,342,692

Balance Sheet Data (at period end)
Current assets, including cash	$31,742	$45,944	$36,770
Vessels, net	320,229	336,452	352,674
Total assets	387,575	428,713	440,785
Current portion of long-term debt	10,504	—	—
Total long-term debt, including current portion	126,000	341,034	356,287
Total Partners’ Capital and Owner’s Net Investment	253,484	84,712	43,586
Cash Flow Data
Net cash provided by/(used in) operating activities	$27,261	$(39,054)	$5,247
Net cash used in investing activities	(52,314)	(4,531)	(31,225)
Net cash provided by financing activities	46,778	47,961	30,592
Fleet Data
Vessels at end of period	4	4	4

B. Capitalization and indebtedness

Not applicable.

C. Reasons for the offer and use of proceeds

Not applicable.

D. Risk factors

Risk Inherent in Our Business

We may not have sufficient cash from operations to enable us to pay the minimum quarterly distribution on our common units following the establishment of cash reserves and payment of fees and expenses or to maintain or increase distributions.

We may not have sufficient cash available each quarter to pay the minimum quarterly distribution of $0.4125 per common unit following the establishment of cash reserves and payment of fees and expenses or to maintain or increase distributions. The amount of cash we can distribute on our common units principally depends upon the amount of cash we generate from our operations, which may fluctuate based on numerous factors generally described under this “Risk Factors” heading, including, among other things:

•	the rates we obtain from our charters and the market for long-term charters when we recharter our vessels;

•	the level of our operating costs, such as the cost of crews and insurance, following the expiration of the fixed term of our management agreement pursuant to which we will pay a fixed daily fee until November 18, 2016;

•	the number of unscheduled off-hire days for our fleet and the timing of, and number of days required for, scheduled inspection, maintenance or repairs of submerged parts, or drydocking, of our vessels;

•	demand for crude oil;

•	supply of VLCCs;

•	prevailing global and regional economic and political conditions;

•	natural or man-made disasters that affect the ability of our vessels to use certain waterways; and

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business.

The actual amount of cash we will have available for distribution also will depend on other factors, some of which are beyond our control, such as:

•	the level of capital expenditures we make, including those associated with maintaining vessels, building new vessels, acquiring existing vessels and complying with regulations;

•	our debt service requirements and restrictions on distributions contained in our debt instruments;

•	interest rate fluctuations;

•	the cost of acquisitions, if any;

•	fluctuations in our working capital needs;

•	our ability to make working capital borrowings, including the payment of distributions to unitholders; and

•	the amount of any cash reserves, including reserves for future maintenance and replacement capital expenditures, working capital and other matters, established by our board of directors in its discretion.

The amount of cash we generate from our operations may differ materially from our profit or loss for the period, which will be affected by non-cash items. As a result of this and the other factors mentioned above, we may make cash distributions during periods when we record losses and may not make cash distributions during periods when we record net income.

Our fleet consists of only four vessels. Any limitation on the availability or operation of those vessels could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our fleet consists of only four VLCCs. If any of our vessels is unable to generate revenues for any significant period of time for any reason, including unexpected periods of off-hire or early charter termination (which could result from damage to our vessels), our business, financial condition, results of operations and cash flows, including cash available for distribution to unitholders, could be materially and adversely affected. The impact of any limitation in the operation of our vessels or any early charter termination would be amplified during the period prior to acquisition of additional vessels from Navios Acquisition, as a substantial portion of our cash flows and income are dependent on the revenues earned by the chartering of our four VLCCs. In addition, the costs of vessel repairs are unpredictable and can be substantial. In the event of repair costs that are not covered by our insurance policies, we may have to pay for such repair costs, which would decrease our earnings and cash flows.

We are focused on employing vessels on long-term charters of at least five years, which may not be typical for the crude oil, refined petroleum product, chemical and LPG sectors of the seaborne transportation industry.

One of our principal strategies is to enter into additional long-term charters of at least five years, which may not be the typical charter length for vessels in our sectors, although we believe it is impractical to determine the typical charter length for vessels in our sectors due to factors such as market dynamics, charter strategy and the private nature of charter agreements. In our experience, charters are generally entered into for time periods of less than five years, although we are not aware of any empirical evidence that supports this observation. If a market for long-term time charters in the crude oil, refined petroleum product, chemical and LPG tanker sectors does not develop, we may have increased difficulty entering into long-term time charters upon expiration or early termination of the time charters for the VLCCs in our fleet or for any vessels that we acquire in the future. As a result, our revenues and cash flows may become more volatile. In addition, an active short-term or spot charter market may require us to enter into charters based on changing market prices, as opposed to contracts based on fixed rates, which could result in a decrease in our revenues and cash flows, including cash available for distribution to unitholders, if we enter into charters during periods when the market price for shipping crude oil, refined petroleum product, chemical and LPG is depressed.

Due to our lack of diversification, adverse developments in the tanker industry could adversely affect our business, particularly if such developments occur at a time when we are seeking a new charter.

Due to our lack of diversification, an adverse development in the tanker industry could have a significantly greater impact on our business, particularly if such developments occur at a time when our ships are not under charter or nearing the end of their charters, than if we maintained more diverse assets or lines of businesses.

We depend on two customers for our revenue. Charterers may terminate or default on their obligations to us, which could materially adversely affect our results of operations and cash flow, and cash available for distribution to unitholders and the terms of the charters may be difficult to enforce.

We derive our revenue from two charterers. For the year ended December 31, 2014, Cosco Dalian and Formosa Petrochemical accounted for 77.9% and 22.1%, respectively, of our total revenue. The loss of these customers, a customer’s failure to make payments or perform under any of the applicable charters, a customer’s poor financial performance, a customer’s termination of any of the applicable charters, the loss or damage beyond repair to any of our vessels, our failure to deliver the vessel within a fixed period of time or a decline in payments under the charters could have a material adverse effect on our business, results of operations and financial condition. In addition, the charterers of the VLCC vessels are based in, and have their primary assets and operations in, the Asia-Pacific region, including the People’s Republic of China. The charter agreements for the VLCC vessels are governed by English law and provide for dispute resolution in English courts or London-based arbitral proceedings. There can be no assurance that we would be able to enforce any judgments against these charterers in jurisdictions where they are based or have their primary assets and operations. Even after a charter contract is entered, charterers may terminate charters early under certain circumstances. The events or occurrences that will cause a charter to terminate or give the charterer the option to terminate the charter generally include a total or constructive total loss of the related vessel, the requisition for hire of the related vessel, the vessel becoming subject to seizure for more than a specified number of days or the failure of the related vessel to meet specified performance criteria. In addition, the ability of a charterer to perform its obligations under a charter will depend on a number of factors that are beyond our control.

These factors may include general economic conditions, the condition of the crude oil, product and chemical tanker sectors of the shipping industry, the charter rates received for specific types of vessels and various operating expenses. The costs and delays associated with the default by a charterer of a vessel may be considerable and may adversely affect our business, results of operations, cash flows and financial condition.

We cannot predict whether our charterers will, upon the expiration of their charters, re-charter our vessels on favorable terms or at all. If our charterers decide not to re-charter our vessels, we may not be able to re-charter them on terms similar to our current charters or at all. In the future, we may also employ our vessels on the spot charter market, which is subject to greater rate fluctuation than the time charter market. If we receive lower charter rates under replacement charters or are unable to re-charter all of our vessels, our results of operations and financial condition and cash available for distribution to unitholders could be materially adversely affected.

Charter rates in the crude oil tankers sector in which we operate and in the product and chemical tanker sectors of the seaborne transportation industry have significantly declined from historically high levels in 2008 and may remain depressed or decline further in the future, which may adversely affect our earnings.

Charter rates in the crude oil, product and chemical tanker sectors have significantly declined from historically high levels in 2008 and may remain depressed or decline further. For example, the Baltic Dirty Tanker Index declined from a high of 2,347 in July 2008 to 453 in mid-April 2009, which represents a decline of approximately 81%. Since January 2013, it has traded between a low of 577 and a high of 1,344; as of February 17, 2015, it stood at 841. The Baltic Clean Tanker Index fell from 1,509 in the early summer of 2008 to 345 in April 2009, which represents a decline of approximately 77%. It has traded between a low of 483 and a high of 823 since January 2013 and stood at 592 as of February 17, 2015. Of note is that Chinese imports of crude oil have steadily increased from 3 million barrels per day in 2008 to about 7.1 million barrels per day in December 2014 and the U.S. has steadily increased its total petroleum product exports by about 313% to 3.9 million barrels per day in October 2014 from 1 million barrels per day in January 2006. If the tanker sector of the seaborne transportation industry, which has been highly cyclical, is depressed in the future at a time when we may want to sell a vessel, our earnings and available cash flow may be adversely affected. We cannot assure you that we will be able to successfully charter our vessels in the future at rates sufficient to allow us to operate our business profitably or to meet our obligations, including payment of debt service to our lenders. Our ability to renew the charters on vessels that we may acquire in the future, the charter rates payable under any replacement charters and vessel values will depend upon, among other things, economic conditions in the sector in which our vessels operate at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for the seaborne transportation of energy resources and commodities.

Spot market rates for tanker vessels are highly volatile and may decrease in the future, which may materially adversely affect our earnings in the event that our vessels are chartered in the spot market.

We may deploy some of our VLCCs or future refined petroleum product tankers, LPG tankers and chemical tankers from time to time in the spot market. Although spot chartering is common in the refined petroleum product, chemical, LPG and crude oil sectors, refined petroleum product, chemical and LPG tanker and VLCCs’ charter hire rates are highly volatile and may fluctuate significantly based upon demand for seaborne transportation of crude oil, refined petroleum product, LPG and chemical, as well as tanker supply. The world oil demand is influenced by many factors, including international economic activity; geographic changes in oil production, processing, and consumption; oil price levels; inventory policies of the major oil and oil trading companies; and strategic inventory policies of countries such as the United States and China. Any successful operation of our vessels in the spot charter market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. Furthermore, as charter rates for spot charters are fixed for a single voyage that may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

The spot market is highly volatile, and, in the past, there have been periods when spot rates have declined below the operating cost of vessels. In January 2015, VLCC time charter hire rates rose to rates not seen since early 2009, but there is no assurance that the crude oil, refined petroleum product, LPG and chemical tanker charter market will increase from present levels over the next several months or will not decline.

Additionally, if the spot market rates or short-term time charter rates become significantly lower than the time charter rates that some of our charterers are obligated to pay us under our existing charters, the charterers may have incentive to default under that charter or attempt to renegotiate the charter. If our charterers fail to pay their obligations, we would have to attempt to re-charter our vessels at lower charter rates, which would affect our ability to comply with our loan covenants and operate our vessels profitably. If we are not able to comply with our loan covenants and our lenders choose to accelerate our indebtedness and foreclose their liens, we could be required to sell vessels in our fleet and our ability to continue to conduct our business would be impaired.

Our fleet of VLCCs is contractually committed to time charters, with the remaining terms of these charters expiring during the period from and including January 2017 through June 2026. We are not permitted to unilaterally terminate the charter agreements of the VLCCs due to upswings in the tanker industry cycle, when spot market voyages might be more profitable. We may also decide to sell a vessel in the future. In such a case, should we sell a vessel that is committed to a long-term charter, we may not be able to realize the full charter free fair market value of the vessel during a period when spot market charters are more profitable than the charter agreement under which the vessel operates. We may re-charter the VLCCs on long-term charters or charter them in the spot market or place them in pools upon expiration or termination of the vessels’ current charters. If we are not able to employ the VLCCs profitably under time charters or in the spot market, our results of operations and operating cash flow may suffer.

The cyclical nature of the tanker industry may lead to volatility in charter rates and vessel values, which could adversely affect our future earnings.

Oil has been one of the world’s primary energy sources for a number of decades. The global economic growth of previous years had a significant impact on the demand for oil and subsequently on oil trade and shipping demand. However, the past several years were marked by a major economic slowdown which has had, and continues to have, a significant impact on world trade, including the oil trade. Global economic conditions remain fragile with significant uncertainty remaining with respect to recovery prospects, levels of recovery and long-term economic growth effects. In particular, the uncertainty surrounding the future of the Euro zone, the economic prospects of the United States and the future economic growth of China, Brazil, Russia, India and other emerging markets are all expected to affect demand for product and crude tankers going forward. Demand for oil and refined petroleum products remains weak as a result of the weak global economic environment and a general global trend towards energy efficient technologies, which in combination with the diminished availability of trade credit and deteriorating international liquidity conditions, led to decreased demand for tanker vessels, creating downward pressure on charter rates. This economic downturn has also affected vessel values overall. Despite global oil demand growth remaining marginally positive for 2014, during the last half of calendar year

2014, energy prices sharply declined and average spot and period charter rates for product and crude tankers remained, and continue to be, at below historically average rates. If oil demand grows in the future, it is expected to come primarily from emerging markets which have been historically volatile, such as China and India, and a slowdown in these countries’ economies may severely affect global oil demand growth, and may result in protracted, reduced consumption of oil products and a decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to make cash distributions.

If the tanker market, which has historically been cyclical, is depressed in the future, our earnings and available cash flow may be materially adversely affected. Our ability to employ our vessels profitably will depend upon, among other things, economic conditions in the tanker market. Fluctuations in charter rates and tanker values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for liquid cargoes, including petroleum and petroleum products.

Historically, the crude oil markets have been volatile as a result of the many conditions and events that can affect the price, demand, production and transport of oil, including competition from alternative energy sources. Decreased demand for oil transportation may have a material adverse effect on our revenues, cash flows and profitability. The factors affecting the supply and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. The current global financial crisis has intensified this unpredictability.

The factors that influence demand for tanker capacity include:

•	demand for and supply of liquid cargoes, including petroleum and petroleum products;

•	developments in international trade;

•	waiting days in ports;

•	changes in oil production and refining capacity and regional availability of petroleum refining capacity;

•	environmental and other regulatory developments;

•	global and regional economic conditions;

•	the distance over which chemicals, petroleum and petroleum products are to be moved by sea;

•	changes in seaborne and other transportation patterns, including changes in distances over which cargo is transported due to geographic changes in where oil is produced, refined and used;

•	competition from alternative sources of energy;

•	armed conflicts and terrorist activities;

•	political developments; and

•	embargoes and strikes.

The factors that influence the supply of tanker capacity include:

•	the number of newbuilding deliveries;

•	the scrapping rate of older vessels;

•	port or canal congestion;

•	the number of vessels that are used for storage or as floating storage offloading service vessels;

•	the conversion of tankers to other uses, including conversion of vessels from transporting oil and oil products to carrying drybulk cargo and the reverse conversion;

•	availability of financing for new tankers;

•	the phasing out of single-hull tankers due to legislation and environmental concerns;

•	the price of steel;

•	the number of vessels that are out of service;

•	national or international regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage; and

•	environmental concerns and regulations.

Historically, the tanker markets have been volatile as a result of the many conditions and factors that can affect the price, supply and demand for tanker capacity. The recent global economic crisis may further reduce demand for transportation of oil over long distances and supply of tankers that carry oil, which may materially affect our future revenues, profitability and cash flows.

We believe that the current order book for tanker vessels represents a significant percentage of the existing fleet; however the percentage of the total tanker fleet on order as a percent of the total fleet declined from nearly 50% at its recent peak in 2008 to 14.0% as of December 2014. An over-supply of tanker capacity may result in a reduction of charter hire rates. If a reduction in charter rates occurs, we may only be able to charter our vessels at unprofitable rates or we may not be able to charter these vessels at all, which could lead to a material adverse effect on our results of operations.

Increasing self-sufficiency in energy by the United States could lead to a decrease in imports of oil to that country, which to date has been one of the largest importers of oil worldwide.

The United States is expected to overtake Saudi Arabia as the world’s top oil producer by 2017, according to an annual long-term report by the International Energy Agency (“IEA”). The steep rise in shale oil and gas production is expected to push the country toward self-sufficiency in energy. In recent years the share of total U.S. consumption met by total liquid fuel net imports, including both crude oil and products, has been decreasing since peaking at over 60% in 2005 and it is estimated that it fell at around 33% in 2013 as a result of lower consumption and the substantial increase in domestic crude oil production. The IEA expects the net import share to decline to 21% in 2015, which would be the lowest level since 1969. A slowdown in oil imports to the United States, one of the most important oil trading nations worldwide, may result in decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to make cash distributions.

A number of third party owners have ordered so-called “eco-type” vessel designs, which offer substantial bunker savings as compared to older designs. Increased demand for and supply of “eco-type” vessels could reduce demand for our vessels that are not classified as such and expose us to lower vessel utilization and/or decreased charter rates.

The product tanker newbuilding order book as of December 2014 is estimated at 389 vessels or 15.0% of the current product tanker fleet according to Clarksons Research Services Limited. The majority of these orders are based on new vessel designs, which purport to offer material bunker savings compared to older designs, which include certain of our vessels. Such savings could result in a substantial reduction of bunker cost for charterers compared to such vessels of ours. As the supply of such “eco-type” vessel increases and if charterers prefer such vessels over our vessels that are not classified as such, this may reduce demand for our non-“eco-type” vessels, impair our ability to recharter such vessels at competitive rates and have a material adverse effect on our cash flows and operations.

The market values of our vessels or vessels we may acquire have declined from historically high levels and may fluctuate significantly, which could cause us to breach covenants in our debt instruments, result in the foreclosure of certain of our vessels, limit the amount of funds that we can borrow and adversely affect our ability to purchase new vessels and our operating results. Depressed vessel values could also cause us to incur impairment charges.

Due to the sharp decline in world trade and tanker charter rates, the market values of our vessels and of tankers generally, are currently significantly lower than they would have been prior to the downturn in the second half of 2008. In the last ten years, the highest values for VLCCs occurred in mid 2008. The lowest prices for VLCCs occurred in the middle of 2013 and values have improved since then. For example, in July 2008, a five year old VLCC was valued by Clarksons at $165 million compared to a value of $55 million in June 2013 and at $81 million in February 2015. Vessel values may remain at current or lower levels for a prolonged period of time and can fluctuate substantially over time due to a number of different factors, including:

•	prevailing level of charter rates;

•	general economic and market conditions affecting the shipping industry;

•	competition from other shipping companies;

•	types and sizes of vessels;

•	supply and demand for vessels;

•	other modes of transportation;

•	cost of newbuildings;

•	governmental or other regulations; and

•	technological advances.

If the market value of our vessels decreases, we may breach some of the covenants contained in the financing agreements relating to our indebtedness at the time. If we breach any such covenants in the future and we are unable to remedy the relevant breach, our lenders could accelerate or require us to prepay a portion of our debt and foreclose on our vessels. In addition, if the book value of a vessel is impaired due to unfavorable market conditions, we would incur a loss that could have a material adverse effect on our business, financial condition and results of operations.

In addition, as vessels grow older, they generally decline in value. We will review our vessels for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. We review certain indicators of potential impairment, such as undiscounted projected operating cash flows expected from the future operation of the vessels, which can be volatile for vessels employed on short-term charters or in the spot market. Any impairment charges incurred as a result of declines in charter rates would negatively affect our financial condition and results of operations. In addition, if we sell any vessel at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the vessel’s carrying amount on our financial statements, resulting in a loss and a reduction in earnings. Conversely, if vessel values are elevated at a time when we wish to acquire additional vessels, the cost of acquisition may increase and this could materially adversely affect our business, financial condition and results of operations.

Our ability to grow and to meet our financial needs may be adversely affected by our cash distribution policy.

Our cash distribution policy, which is consistent with our partnership agreement, requires us to distribute all of our available cash (as defined in our partnership agreement) each quarter. Accordingly, our growth may not be as fast as businesses that reinvest their available cash to expand ongoing operations.

In determining the amount of cash available for distribution, our board of directors approves the amount of cash reserves to set aside, including reserves for future maintenance and replacement capital expenditures, working capital and other matters. We also rely upon external financing sources, including commercial borrowings, to fund our capital expenditures. Accordingly, to the extent we do not have sufficient cash reserves or are unable to obtain financing, our cash distribution policy may significantly impair our ability to meet our financial needs or to grow.

We must make substantial capital expenditures to maintain the operating capacity of our fleet, which will reduce our cash available for distribution. In addition, each quarter our board of directors is required to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available to unitholders than if actual maintenance and replacement capital expenditures were deducted.

We must make substantial capital expenditures to maintain, over the long term, the operating capacity of our fleet. These maintenance and replacement capital expenditures include capital expenditures associated with drydocking a vessel, modifying an existing vessel or acquiring a new vessel to the extent these expenditures are incurred to maintain the operating capacity of our fleet. These expenditures could increase as a result of changes in:

•	the cost of our labor and materials;

•	the cost of suitable replacement vessels;

•	customer/market requirements;

•	increases in the size of our fleet; and

•	governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment.

Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources and Uses.”

Our significant maintenance and replacement capital expenditures will reduce the amount of cash we have available for distribution to our unitholders. Any costs associated with scheduled drydocking will be paid to Navios Tankers Management Inc. (the “Manager”) at cost under a management agreement. The initial term of the management agreement (the “Management Agreement”) expires in November 2019. Pursuant to the terms of the Management Agreement, we will pay the Manager a fixed daily fee of $9,500 per owned VLCC vessel, for the first two years of the term of such agreement. During the remaining three years of the term of the Management Agreement, we expect that we will reimburse the Manager for all of the actual operating costs and expenses it incurs in connection with the management of our fleet.

Our partnership agreement requires our board of directors to deduct estimated, rather than actual, maintenance and replacement capital expenditures from operating surplus each quarter in an effort to reduce fluctuations in operating surplus. The amount of estimated capital expenditures deducted from operating surplus is subject to review and change by the conflicts committee at least once a year. If our board of directors underestimates the appropriate level of estimated maintenance and replacement capital expenditures, we may have less cash available for distribution in future periods when actual capital expenditures begin to exceed previous estimates.

Our debt levels may limit our flexibility in obtaining additional financing and in pursuing other business opportunities and our interest rates may fluctuate and may impact our operations.

We have entered into a credit facility which provided us with the ability to borrow up to $126.0 million, which has been fully drawn. We continue to have the ability to incur additional debt, subject to limitations in our new credit facility. Our level of debt could have important consequences to us, including the following:

•	our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

•	we will need a substantial portion of our cash flow to make principal and interest payments on our debt, reducing the funds that would otherwise be available for operations, future business opportunities and distributions to unitholders;

•	our debt level will make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our business or the economy generally;

•	our debt level may limit our flexibility in responding to changing business and economic conditions; and

•	our debt level may limit our ability to pay distributions to our unitholders.

Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing distributions, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.

Our credit facility contains restrictive covenants, which may limit our business and financing activities.

On November 13, 2014, we entered into a credit facility with Credit Suisse AG for $126.0 million, which has been fully drawn.

The operating and financial restrictions and covenants in our credit facility and any future credit facility could adversely affect our ability to finance future operations or capital needs or to engage, expand or pursue our business activities.

Our credit facility contains a covenant that Navios Acquisition and/or Navios Maritime Holdings (“Navios Holdings”) must own in the aggregate 100% of our general partner. The credit facility also contains a covenant that Ms. Frangou will at all times hold the position of our Chairman of the Board and Chief Executive Officer. Our ability to comply with the covenants and restrictions contained in our credit facility and any other debt instruments we may enter into in the future may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we are in breach of any of the restrictions, covenants, ratios or tests in our credit facility, a significant portion of our obligations may become immediately due and payable, and our lenders’ commitment to make further loans to us may terminate. We may not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, our obligations under the credit facility are secured by our vessels, and if we are unable to repay borrowings under such credit facility, lenders could seek to foreclose on those vessels.

Restrictions in our debt agreements may prevent us from paying distributions.

Our payment of principal and interest on our debt will reduce cash available for distribution on our units. In addition, our credit facility prohibits the payment of distributions if we are not in compliance with certain financial covenants or upon the occurrence of an event of default.

Events of default under our credit facility include, among other things, the following:

•	failure to pay any principal, interest, fees, expenses or other amounts when due;

•	failure to observe any other agreement, security instrument, obligation or covenant beyond specified cure periods in certain cases;

•	default under other indebtedness;

•	an event of insolvency or bankruptcy;

•	material adverse change in the financial position or prospects of us or our general partner;

•	failure of any representation or warranty to be materially correct; and

•	failure of Navios Holdings, Navios Acquisition, Navios Maritime Partners L.P. (“Navios Partners”), or their affiliates (as defined in the credit facilities agreement) to own at least 20% of us.

We anticipate that any subsequent refinancing of our current debt or any new debt will have similar restrictions. For more information regarding our financing arrangements, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

We depend on Navios Holdings, Navios Acquisition and their affiliates to assist us in operating and expanding our business.

Pursuant to the Management Agreement between us and the Manager, the Manager provides to us significant commercial and technical management services (including the commercial and technical management of our vessels, vessel maintenance and crewing, purchasing and insurance and shipyard supervision). In addition, pursuant to an administrative services agreement (the “Administrative Services Agreement”) between us and the Manager, the Manager provides to us significant administrative, financial and other support services. Our operational success and ability to execute our growth strategy will depend significantly upon the Manager’s satisfactory performance of these services. Our business will be harmed if the Manager fails to perform these services satisfactorily, if the Manager cancels either of these agreements, or if the Manager stops providing these services to us. We may also in the future contract with Navios Holdings or Navios Acquisition for it to have newbuildings constructed on our behalf and to incur the construction-related financing. We would purchase the vessels on or after delivery based on an agreed-upon price.

Our ability to enter into new charters and expand our customer relationships will depend largely on our ability to leverage our relationship with Navios Holdings, Navios Acquisition and their reputations and relationships in the shipping industry. If Navios Holdings or Navios Acquisition suffer material damage to their reputations or relationships, it may harm our ability to:

•	renew existing charters upon their expiration;

•	obtain new charters;

•	successfully interact with shipyards during periods of shipyard construction constraints;

•	obtain financing on commercially acceptable terms; or

•	maintain satisfactory relationships with suppliers and other third parties.

If our ability to do any of the things described above is impaired, it could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

If we fail to manage our planned growth properly, we may not be able to expand our fleet successfully, which may adversely affect our overall financial position.

We have a two-year option to purchase up to seven additional VLCCs from Navios Acquisition and an option to purchase additional vessels from Navios Acquisition if they are placed under charters of five years or more and we intend to continue to expand our fleet in the future. Our growth will depend on:

•	locating and acquiring suitable vessels;

•	identifying reputable shipyards with available capacity and contracting with them for the construction of new vessels;

•	integrating any acquired vessels successfully with our existing operations;

•	enhancing our customer base;

•	managing our expansion; and

•	obtaining required financing, which could include debt, equity or combinations thereof.

Additionally, the marine transportation and logistics industries are capital intensive, traditionally using substantial amounts of indebtedness to finance vessel acquisitions, capital expenditures and working capital needs. If we finance the purchase of our vessels through the issuance of debt securities, it could result in:

•	default and foreclosure on our assets if our operating cash flow after a business combination or asset acquisition were insufficient to pay our debt obligations;

•	acceleration of our obligations to repay the indebtedness even if we have made all principal and interest payments when due if the debt security contained covenants that required the maintenance of certain financial ratios or reserves and any such covenant were breached without a waiver or renegotiation of that covenant;

•	our immediate payment of all principal and accrued interest, if any, if the debt security was payable on demand; and

•	our inability to obtain additional financing, if necessary, if the debt security contained covenants restricting our ability to obtain additional financing while such security was outstanding.

In addition, our business plan and strategy is predicated on buying vessels at what we believe is near the low end of the cycle in what has typically been a cyclical industry. However, there is no assurance that charter rates and vessels asset values will not sink lower, or that there will be an upswing in shipping costs or vessel asset values in the near-term or at all, in which case our business plan and strategy may not succeed in the near-term or at all. Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty experienced in obtaining additional qualified personnel and managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures. We may not be successful in growing and may incur significant expenses and losses.

Our future capital needs are uncertain and we may need to raise additional funds in the future.

In the future, we may need to raise additional capital to maintain, replace and expand the operating capacity of our fleet and fund our operations. Among other things, we hold options to acquire up to seven VLCCs from Navios Acquisition at fair market value and we do not currently have financing sources in place to fund the acquisition of these vessels. Our future funding requirements will depend on many factors, including the cost and timing of vessel acquisitions, and the cost of retrofitting or modifying existing ships as a result of technological advances in ship design or equipment, changes in applicable environmental or other regulations or standards, customer requirements or otherwise.

We cannot assure you that we will be able to obtain additional funds on acceptable terms, or at all. If we raise additional funds by issuing equity or equity-linked securities, our unitholders may experience dilution or reduced distributions per unit. Debt financing, if available, may involve covenants restricting our operations or our ability to incur additional debt or pay distributions. Any debt or additional equity financing that we raise may contain terms that are not favorable to us or our unitholders. If we are unable to raise adequate funds, we may have to liquidate some or all of our assets, or delay, reduce the scope of or eliminate some or all of our fleet expansion plans. Any of these factors could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distributions to our unitholders.

Our growth depends on continued growth in demand for crude oil, refined petroleum products, liquified petroleum gas (“LPG” ) and bulk liquid chemicals and the continued demand for seaborne transportation of such cargoes.

Our growth depends on continued growth in world and regional demand for crude oil, refined petroleum products, LPG and bulk liquid chemicals and the transportation of such cargoes by sea, which could be negatively affected by a number of factors, including:

•	the economic and financial developments globally, including actual and projected global economic growth;

•	fluctuations in the actual or projected price of crude oil, refined petroleum products or bulk liquid chemicals;

•	refining capacity and its geographical location;

•	increases in the production of oil in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-oil pipelines to oil pipelines in those markets;

•	decreases in the consumption of oil due to increases in its price relative to other energy sources, other factors making consumption of oil less attractive or energy conservation measures;

•	availability of new, alternative energy sources; and

•	negative or deteriorating global or regional economic or political conditions, particularly in oil-consuming regions, which could reduce energy consumption or its growth.

The refining and chemical industries may respond to any economic downturn and demand weakness by reducing operating rates partially or completely closing refineries and by reducing or cancelling certain investment expansion plans, including plans for additional refining capacity, in the case of the refining industry. Continued reduced demand for crude oil, refined petroleum products, LPG and bulk liquid chemicals and the shipping of such cargoes or the increased availability of pipelines used to transport crude oil, refined petroleum products, LPG and bulk liquid chemicals would have a material adverse effect on our future growth and could harm our business, results of operations and financial condition.

We may be unable to make or realize expected benefits from acquisitions, and implementing our growth strategy through acquisitions may harm our business, financial condition and operating results.

Our growth strategy focuses on a gradual expansion of our fleet. Any acquisition of a vessel may not be profitable to us at or after the time we acquire it and may not generate cash flow sufficient to justify our investment. In addition, our growth strategy exposes us to risks that may harm our business, financial condition and operating results, including risks that we may:

•	fail to realize anticipated benefits, such as new customer relationships, cost-savings or cash flow enhancements;

•	be unable to hire, train or retain qualified shore and seafaring personnel to manage and operate our growing business and fleet;

•	decrease our liquidity by using a significant portion of our available cash or borrowing capacity to finance acquisitions;

•	significantly increase our interest expense or financial leverage if we incur additional debt to finance acquisitions;

•	incur or assume unanticipated liabilities, losses or costs associated with the business or vessels acquired; or

•	incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges.

Our growth depends on our ability to obtain customers, for which we face substantial competition. In the highly competitive tanker industry, we may not be able to compete for charters with new entrants or established companies with greater resources, which may adversely affect our results of operations.

We employ our tanker vessels in the highly competitive crude oil, product, chemical and LPG tanker sectors of the shipping industry that is capital intensive and fragmented. Competition arises primarily from other vessel owners, including major oil companies and traders as well as independent tanker companies, some of whom have substantially greater resources and experience than us. Competition for the chartering of tankers can be intense and depends on price, location, size, age, condition and the acceptability of the vessel and its managers to the charterers. Such competition has been enhanced as a result of the downturn in the shipping industry, which has resulted in an excess supply of vessels and reduced charter rates.

Long-term time charters have the potential to provide income at pre-determined rates over more extended periods of time. However, the process for obtaining longer term time charters is highly competitive and generally involves a lengthy, intensive and continuous screening and vetting process and the submission of competitive bids that often extends for several months. In addition to the quality, age and suitability of the vessel, longer term shipping contracts tend to be awarded based upon a variety of other factors relating to the vessel operator. Competition for the transportation of crude oil, refined petroleum products, LPG and bulk liquid chemicals can be intense and depends on price, location, size, age, condition and acceptability of the vessel and our managers to the charterers.

In addition to having to meet the stringent requirements set out by charterers, it is likely that we will also face substantial competition from a number of competitors who may have greater financial resources, stronger reputations or experience than we do when we try to re-charter our vessels. It is also likely that we will face increased numbers of competitors entering into the crude oil, refined petroleum product, LPG and chemical tanker sectors, including in the ice class sector. Increased competition may cause greater price competition, especially for long-term charters. Due in part to the highly fragmented markets, competitors with greater resources could operate larger fleets through consolidations or acquisitions that may be able to offer better prices and fleets than ours.

As a result of these factors, we may be unable to obtain customers for long-term time charters on a profitable basis, if at all. Even if we are successful in employing our vessels under longer term time charters, our vessels will not be available for trading in the spot market during an upturn in the crude oil, refined petroleum product, LPG and chemical tanker market cycles, when spot trading may be more profitable. If we cannot successfully employ our vessels in profitable time charters our results of operations and operating cash flow could be adversely affected.

Delays in deliveries of any future newbuild vessels, our decision to cancel, or our inability to otherwise complete the acquisitions of any newbuildings we may decide to acquire in the future, could harm our operating results and lead to the termination of any related charters.

Any newbuildings we may contract to acquire or order in the future, could be delayed, not completed or cancelled, which would delay or eliminate our expected receipt of revenues under any charters for such vessels. The shipbuilder or third party seller could fail to deliver the newbuilding vessel or any other vessels we acquire or order, or we could cancel a purchase or a newbuilding contract because the shipbuilder has not met its obligations, including its obligation to maintain agreed refund guarantees in place for our benefit. For prolonged delays, the customer may terminate the time charter.

Our receipt of newbuildings could be delayed, canceled, or otherwise not completed because of:

•	quality or engineering problems or failure to deliver the vessel in accordance with the vessel specifications;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	work stoppages or other labor disturbances at the shipyard;

•	bankruptcy or other financial or liquidity problems of the shipbuilder;

•	a backlog of orders at the shipyard;

•	political or economic disturbances in the country or region where the vessel is being built;

•	weather interference or a catastrophic event, such as a major earthquake or fire;

•	the shipbuilder failing to deliver the vessel in accordance with our vessel specifications;

•	our requests for changes to the original vessel specifications;

•	shortages of or delays in the receipt of necessary construction materials, such as steel; or

•	our inability to finance the purchase of the vessel.

If delivery of any newbuild vessel acquired, or any vessel we contract to acquire in the future is materially delayed, it could materially adversely affect our results of operations and financial condition.

All of the vessels we have acquired are second-hand vessels, and we may acquire more second-hand vessels in the future. The acquisition and operation of such vessels may result in increased operating costs and vessel off-hire, which could materially adversely affect our earnings.

All of our VLCCs that we have acquired are second-hand vessels, and we may acquire more second-hand vessels in the future. Our inspection of second-hand vessels prior to purchase does not provide us with the same knowledge about their condition and cost of any required or anticipated repairs that we would have had if these vessels had been built for and operated exclusively by us. Generally, we will not receive the benefit of warranties on second-hand vessels.

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. Due to improvements in engine technology, older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.

Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment, to our vessels and may restrict the type of activities in which the vessels may engage or the geographic regions in which we may operate. We cannot predict what alterations or modifications our vessels may be required to undergo in the future. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

Although we have considered the age and condition of the vessels in budgeting for operating, insurance and maintenance costs, we may encounter higher operating and maintenance costs due to the age and condition of these vessels, or any additional vessels we acquire in the future. The age of some of the VLCCs may result in higher operating costs and increased vessel off-hire periods relative to our competitors that operate newer fleets, which could have a material adverse effect on our results of operations.

Any decrease in shipments of crude oil from the Arabian Gulf or West Africa may materially adversely affect our financial performance.

The demand for VLCC oil tankers derives primarily from demand for Arabian Gulf and West African crude oil, which, in turn, primarily depends on the economies of the world’s industrial countries and competition from alternative energy sources. A wide range of economic, social and other factors can significantly affect the strength of the world’s industrial economies and their demand for Arabian Gulf and West African crude oil.

Among the factors that could lead to a decrease in demand for exported Arabian Gulf and West African crude oil are:

•	increased use of existing and future crude oil pipelines in the Arabian Gulf or West African regions;

•	a decision by the Organization of the Petroleum Exporting Countries (“OPEC”) to increase its crude oil prices or to further decrease or limit their crude oil production;

•	any increase in refining of crude into petroleum products for domestic consumption or export;

•	armed conflict or acts of piracy in the Arabian Gulf or West Africa and political or other factors;

•	increased oil production in other regions, such as the United States, Russia and Latin America; and

•	the development and the relative costs of nuclear power, natural gas, coal and other alternative sources of energy.

Any significant decrease in shipments of crude oil from the Arabian Gulf or West Africa may materially adversely affect our financial performance.

We may face unexpected maintenance costs, which could materially adversely affect our business, financial condition and results of operations.

If our vessels suffer damage or require upgrade work, they may need to be repaired at a drydocking facility. Our vessels may occasionally require upgrade work in order to maintain their classification society rating or as a result of changes in regulatory requirements. In addition, our vessels will be off-hire periodically for intermediate surveys and special surveys in connection with each vessel’s certification by its classification society. The costs of drydock repairs are unpredictable and can be substantial and the loss of earnings while these vessels are being repaired and reconditioned, as well as the actual cost of these repairs, would decrease our earnings. Our insurance generally only covers a portion of drydocking expenses resulting from damage to a vessel and expenses related to maintenance of a vessel will not be reimbursed. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility on a timely basis or may be forced to move a damaged vessel to a drydocking facility that is not conveniently located to the vessel’s position. The loss of earnings while any of our vessels are forced to wait for space or to relocate to drydocking facilities that are far away from the routes on which our vessels trade would further decrease our earnings.

Future increases in vessel operating expenses, including rising fuel prices, could materially adversely affect our business, financial condition and results of operations.

Under our time charter agreements, the charterer is responsible for substantially all of the voyage expenses, including port and canal charges and fuel costs and we are generally responsible for vessel operating expenses. Vessel operating expenses are the costs of operating a vessel, primarily consisting of crew wages and associated costs, insurance premiums, management fees, lubricants and spare parts and repair and maintenance costs. In particular, the cost of fuel is a significant factor in negotiating charter rates. As a result, an increase in the price of fuel beyond our expectations may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil, actions by members of OPEC and other oil and gas producers, war, terrorism and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations.

We receive a daily rate for the use of our vessels, which is fixed through the term of the applicable charter agreement. Our charter agreements do not provide for any increase in the daily hire rate in the event that vessel-operating expenses increase during the term of the charter agreement. The charter agreements for our fleet of VLCCs expire during the period from and including January 2017 through June 2026. Because of the long-term nature of these charter agreements, incremental increases in our vessel operating expenses over the term of a charter agreement will effectively reduce our operating income and, if such increases in operating expenses are significant, materially adversely affect our business, financial condition and results of operations.

The crude oil, refined petroleum product, LPG and chemical tanker sectors are subject to seasonal fluctuations in demand and, therefore, may cause volatility in our operating results upon the re-delivery of our vessels from fixed charters.

The crude oil, refined petroleum product, LPG and chemical tanker sectors of the shipping industry have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. This seasonality may result in quarter-to-quarter volatility in our operating results. The refined petroleum product and chemical tanker markets are typically stronger in the fall and winter months in anticipation of increased consumption of oil and natural gas in the northern hemisphere. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, revenues are typically weaker during the fiscal quarters ended June 30 and September 30, and, conversely, typically stronger in fiscal quarters ended December 31 and March 31. Our operating results, therefore, are subject to seasonal fluctuations.

We may enter into the LPG shipping market in the future, which is a highly competitive and cyclical market.

Currently, our fleet does not contain any LPG tankers. However, we may enter into the LPG shipping market in the future. We do not have experience in the LPG shipping market and therefore we may not be successful. Competition in the operation of LPG carriers is intense. We anticipate that an increasing number of maritime transport companies, including many with strong reputations and extensive resources and experience, will enter the LPG shipping market. Potential competitors may have significantly greater financial resources than we do. Competition for the transportation of LPG depends on the price, location, size, age, condition and acceptability of the vessel to the charterer. Further, competitors with greater resources may have larger fleets, or could operate larger fleets through consolidations, acquisitions, newbuildings or pooling of their vessels with other companies, and, therefore, may be able to offer a more competitive service than us, including better charter rates. As a result, we may be unable to obtain customers in the LPG shipping market on a profitable basis, if at all. In addition, historically, the international LPG shipping market has been cyclical with attendant volatility in profitability, charter rates and vessel values. This cyclicality can materially adversely affect our business during the downturns in the market. Our growth depends in part on our ability to succeed in the LPG market which will depend on the growth in the supply and demand for LPG products and LPG shipping, which was materially adversely affected by the sharp decrease in world trade that the global economy experienced in the latter part of 2008 and in 2009. There can be no assurance that the LPG market will be or remain strong when we enter the market.

We are subject to various laws, regulations and conventions, including environmental and safety laws that could require significant expenditures both to maintain compliance with such laws and to pay for any uninsured environmental liabilities including any resulting from a spill or other environmental incident.

The shipping business and vessel operation are materially affected by government regulation in the form of international conventions, national, state and local laws, and regulations in force in the jurisdictions in which vessels operate, as well as in the country or countries of their registration. Governmental regulations, safety or other equipment standards, as well as compliance with standards imposed by maritime self-regulatory organizations and customer requirements or competition, may require us to make capital and other expenditures. Because such conventions, laws and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations, or the impact thereof on the fair market price or useful life of our vessels. In order to satisfy any such requirements, we may be required to take any of our vessels out of service for extended periods of time, with corresponding losses of revenues. In the future, market conditions may not justify these expenditures or enable us to operate our vessels, particularly older vessels, profitably during the remainder of their economic lives. This could lead to significant asset write downs. In addition, violations of environmental and safety regulations can result in substantial penalties and, in certain instances, seizure or detention of our vessels.

Additional conventions, laws and regulations may be adopted that could limit our ability to do business, require capital expenditures or otherwise increase our cost of doing business, which may materially adversely affect our operations, as well as the shipping industry generally. For example, in various jurisdictions legislation has been enacted, or is under consideration, that would impose more stringent requirements on air pollution and water discharges from our vessels. For example, the International Maritime Organization (“IMO”) periodically proposes and adopts amendments to revise the International Convention for the Prevention of Pollution from Ships (“MARPOL”), such as the revision to Annex VI which came into force on July 1, 2010. The revised Annex VI implements a phased reduction of the sulfur content of fuel and allows for stricter sulfur limits in designated emission control areas (“ECAs”). Thus far, ECAs have been formally adopted for the Baltic Sea area (limits SOx emissions only); the North Sea area including the English Channel (limiting SOx emissions only) and the North American ECA (which came into effect on August 1, 2012 limiting SOx, NOx and particulate matter emissions). The United States Caribbean Sea ECA entered into force on January 1, 2013 and has been effective since January 1, 2014, limiting SOx, NOx and particulate matter emissions.

California has adopted more stringent low sulfur fuel requirements within California-regulated waters. In addition, the IMO, the U.S. and states within the U.S. have proposed or implemented requirements relating to the management of ballast water to prevent the harmful effects of foreign invasive species.

The operation of vessels is also affected by the requirements set forth in the International Safety Management (“ISM”) Code. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe vessel operation and describing procedures for dealing with emergencies. Further to this, the IMO has introduced the first ever mandatory measures for an international greenhouse gas reduction regime for a global industry sector. The Energy Efficiency measures took effect on January 1, 2013 and apply to all ships of 400 gross tonnage and above. They include the development of a ship energy efficiency management plan (“SEEMP”) which is akin to a safety management plan, with which the industry will have to comply. The failure of a ship owner or bareboat charterer to comply with the ISM Code and IMO measures may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports.

We operate a fleet of crude, product, chemical and LPG tankers that are subject to national and international laws governing pollution from such vessels. Several international conventions impose and limit pollution liability from vessels. An owner of a tanker vessel carrying a cargo of “persistent oil” as defined by the International Convention for Civil Liability for Oil Pollution Damage (the “CLC”) is subject under the convention to strict liability for any pollution damage caused in a contracting state by an escape or discharge from cargo or bunker tanks. This liability is subject to a financial limit calculated by reference to the tonnage of the ship, and the right to limit liability may be lost if the spill is caused by the shipowner’s intentional or reckless conduct. Liability may also be incurred under the CLC for a bunker spill from the vessel even when she is not carrying such cargo, but is in ballast.

When a tanker is carrying clean oil products that do not constitute “persistent oil” that would be covered under the CLC, liability for any pollution damage will generally fall outside the CLC and will depend on other international conventions or domestic laws in the jurisdiction where the spillage occurs. The same principle applies to any pollution from the vessel in a jurisdiction which is not a party to the CLC. The CLC applies in over 100 jurisdictions around the world, but it does not apply in the United States, where the corresponding liability laws such as the Oil Pollution Act of 1990 (the “OPA”) discussed below, are particularly stringent.

For vessel operations not covered by the CLC, including those operated under our fleet, at present, international liability for oil pollution is governed by the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”). In 2001, the IMO adopted the Bunker Convention, which imposes strict liability on shipowners for pollution damage and response costs incurred in contracting states caused by discharges, or threatened discharges, of bunker oil from all classes of ships not covered by the CLC. The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance to cover their liability for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime, including liability limits calculated in accordance with the Convention on Limitation of Liability for Maritime Claims 1976, as amended (the “1976 Convention”), discussed in more detail in the following paragraph. The Bunker Convention became effective in contracting states on November 21, 2008 and, as of March 10, 2015, had 78 contracting states comprising approximately 91.45% of the gross tonnage of the world’s merchant fleet. In non-contracting states, liability for such bunker oil pollution typically is determined by the national or other domestic laws in the jurisdiction where the spillage occurs.

The CLC and Bunker Convention also provide vessel owners a right to limit their liability, depending on the applicable national or international regime. The CLC includes its own liability limits. The 1976 Convention is the most widely applicable international regime limiting maritime pollution liability. Rights to limit liability under the 1976 Convention are forfeited where a spill is caused by a shipowner’s intentional or reckless conduct. Certain jurisdictions have ratified the IMO’s Protocol of 1996 to the 1976 Convention, referred to herein as the “Protocol of 1996.” The Protocol of 1996 provides for substantially higher liability limits in those jurisdictions than the limits set forth in the 1976 Convention. Finally, some jurisdictions, such as the United States, are not a party to either the 1976 Convention or the Protocol of 1996, and, therefore, a shipowner’s rights to limit liability for maritime pollution in such jurisdictions may be uncertain.

Environmental legislation in the United States merits particular mention as it is in many respects more onerous than international laws, representing a high-water mark of regulation with which ship owners and operators must comply, and of liability likely to be incurred in the event of non-compliance or an incident causing pollution. Such regulation may become even stricter if laws are changed as a result of the April 2010 Deepwater Horizon oil spill in the Gulf of Mexico. In the United States, the OPA establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from cargo and bunker oil spills from vessels, including tankers. The OPA covers all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone. Under the OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or substantial threats of discharges, of oil from their vessels. In response to the 2010 Deepwater Horizon oil incident in the Gulf of Mexico, the U.S. House of Representatives passed and the U.S. Senate considered but did not pass a bill to strengthen certain requirements of the OPA; similar legislation may be introduced in the future.

In addition to potential liability under the federal OPA, vessel owners may in some instances incur liability on an even more stringent basis under state law in the particular state where the spillage occurred. For example, California regulations prohibit the discharge of oil, require an oil contingency plan be filed with the state, require that the ship owner contract with an oil response organization and require a valid certificate of financial responsibility, all prior to the vessel entering state waters.

In the last decade, the EU has become increasingly active in the field of regulation of maritime safety and protection of the environment. In some areas of regulation the EU has introduced new laws without attempting to procure a corresponding amendment to international law. Notably, in 2005 the EU adopted a directive, as amended in 2009, on ship-source pollution, imposing criminal sanctions for pollution not only where pollution is caused by intent or recklessness (which would be an offence under MARPOL), but also where it is caused by

“serious negligence.” The concept of “serious negligence” may be interpreted in practice to be little more than ordinary negligence. The directive could therefore result in criminal liability being incurred in circumstances where it would not be incurred under international law.

In response to the Deepwater Horizon incident, the European Union has issued Directive 2013/30/EU of the European Parliament and of the Council of June 12, 2013 on safety of offshore oil and gas operations. The objective of this Directive is to reduce as far as possible the occurrence of major accidents relating to offshore oil and gas operations and to limit their consequences, thus increasing the protection of the marine environment and coastal economies against pollution, establishing minimum conditions for safe offshore exploration and exploitation of oil and gas and limiting possible disruptions to Union indigenous energy production, and to improve the response mechanisms in case of an accident. The Directive has to be implemented by July 19th, 2015. As far as the environment is concerned, in the UK there will be new regulations: the Offshore Petroleum Activities (Offshore Safety Directive) (Environmental Functions) Regulations 2015 (OSDEF), will amend the Merchant Shipping (Oil Pollution Preparedness, Response and Cooperation Convention) Regulations 1998 (OPRC 1998) and implement other environmental Directive requirements, specifically the Environmental Management System. The Offshore Petroleum Licensing (Offshore Safety Directive) Regulations 2015, will implement the licensing Directive requirements. There will also be changes to the Oil Pollution Emergency Plans Regualtions 1998.

Criminal liability for a pollution incident could not only result in us incurring substantial penalties or fines, but may also, in some jurisdictions, facilitate civil liability claims for greater compensation than would otherwise have been payable.

We maintain insurance coverage for each owned vessel in our fleet against pollution liability risks in the amount of $1.0 billion in the aggregate for any one event. The insured risks include penalties and fines as well as civil liabilities and expenses resulting from accidental pollution. However, this insurance coverage is subject to exclusions, deductibles and other terms and conditions. If any liabilities or expenses fall within an exclusion from coverage, or if damages from a catastrophic incident exceed the aggregate liability of $1.0 billion for any one event, our cash flow, profitability and financial position would be adversely impacted.

Climate change and government laws and regulations related to climate change could negatively impact our financial condition.

We are and will be, directly and indirectly, subject to the effects of climate change and may, directly or indirectly, be affected by government laws and regulations related to climate change. A number of countries have adopted or are considering the adoption of regulatory frameworks to reduce greenhouse gas emissions, such as carbon dioxide and methane. In the United States, the United States Environmental Protection Agency (“EPA”) has declared greenhouse gases to be dangerous pollutants and has issued greenhouse gas reporting requirements for emissions sources in certain industries (which do not include the shipping industry).

In addition, while the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which requires adopting countries to implement national programs to reduce greenhouse gas emissions, the IMO intends to develop limits on greenhouse gases from international shipping. It has responded to the global focus on climate change and greenhouse gas emissions by developing specific technical and operational efficiency measures and a work plan for market-based mechanisms in 2011. These include the mandatory measures of the ship energy efficiency management plan (“SEEMP”), outlined above, and an energy efficiency design index (“EEDI”) for new ships. The IMO is also considering its position on market-based measures through an expert working group. Among the numerous proposals being considered by the working group are the following: a port state levy based on the amount of fuel consumed by the vessel on its voyage to the port in question; a global emissions trading scheme which would allocate emissions allowances and set an emissions cap; and an international fund establishing a global reduction target for international shipping, to be set either by the UNFCCC or the IMO. At its 64th session in October 2012, the MEPC indicated that 2015 was the target year for Member States to identify market-based measures for international shipping. At its 66th session, held from March 31-April 4, 2014, the MEPC continued its work on developing technical and operational measures relating to energy-efficiency measures for ships, following the entry into force, on January 1, 2013, of the mandatory efficiency measures. It adopted the 2014 Guidelines on the Method of Calculation of the Attained EEDI, applicable to new ships. It also established a working group with an instruction to consider development of a data collection system for fuel consumption of ships. Further, it adopted amendments to MARPOL Annex VI concerning the extension of the scope of application of the EEDI to LNG carriers, ro-ro cargo ships (vehicle carriers), ro-ro cargo ships, ro-ro passenger ships and cruise passengers ships with nonconventional propulsion. At MEPC 67 held from October 13-17, 2014. During the session, the MEPC adopted the 2014 Guidelines on survey and certification of the EEDI, updating the previous version to reference ships fitted with dual-fuel engines using LNG and liquid fuel oil. The MEPC also adopted amendments to the 2013 Interim Guidelines for determining minimum propulsion power to maintain the manoeuvrability of ships in adverse conditions, to make the guidelines applicable to phase 1 (starting January 1, 2015) of the EEDI requirements.

In December 2011, UN climate change talks took place in Durban and concluded with an agreement referred to as the Durban Platform for Enhanced Action. The Durban Conference did not result in any proposals specifically addressing the shipping industry’s role in climate change but the progress that has been made by the IMO in this area was widely acknowledged throughout the negotiating bodies of the UNFCCC process.

The EU announced in April 2007 that it planned to expand the EU emissions trading scheme by adding vessels, and a proposal from the European Commission (“EC”) was expected if no global regime for reduction of seaborne emissions had been agreed to by the end of 2011. As of January 31, 2013 the EC had stopped short of proposing that emissions from ships be included in the EU’s emissions-trading scheme. However, on October 1, 2012 it announced that it would propose measures to monitor, verify and report on greenhouse-gas emissions from the shipping sector. On June 28, 2013, the EC adopted a Communication setting out a strategy for progressively including greenhouse gas emissions from maritime transport in the EU’s policy for reducing its overall GHG emissions. The first step proposed by the EC is an EU Regulation that would establish an EU-wide system for the monitoring, reporting and verification of carbon dioxide emissions from large ships starting in 2018. The draft Regulation is currently working its way through the various stages of the EU legislative process (Council agreement was obtained on December 17, 2014). The Regulation will now move to legal and linguistic review before moving to the Parliament for final approval. If adopted, the Regulation will take effect on July 1, 2015, with monitoring, reporting and verification requirements beginning on January 1, 2018. This Regulation may be seen as indicative of an intention to maintain pressure on the international negotiating process.

We cannot predict with any degree of certainty what effect, if any, possible climate change and government laws and regulations related to climate change will have on our operations, whether directly or indirectly. However, we believe that climate change, including the possible increase in severe weather events resulting from climate change, and government laws and regulations related to climate change may affect, directly or indirectly, (i) the cost of the vessels we may acquire in the future, (ii) our ability to continue to operate as we have in the past, (iii) the cost of operating our vessels, and (iv) insurance premiums, deductibles and the availability of coverage. As a result, our financial condition could be negatively impacted by significant climate change and related governmental regulation, and that impact could be material.

The loss of key members of our senior management team could disrupt the management of our business.

We believe that our success depends on the continued contributions of the members of our senior management team, including Ms. Angeliki Frangou, our Chairman and Chief Executive Officer. The loss of the services of Ms. Frangou or one of our other executive officers or senior management members could impair our ability to identify and secure new charter contracts, to maintain good customer relations and to otherwise manage our business, which could have a material adverse effect on our financial performance and our ability to compete.

The Manager may on our behalf be unable to attract and retain qualified, skilled employees or crew necessary to operate our business or may have to pay substantially increased costs for its employees and crew.

Our success will depend in part on the Manager’s ability to attract, hire, train and retain highly skilled and qualified personnel. In crewing our vessels, we require technically skilled employees with specialized training who can perform physically demanding work. Competition to attract, hire, train and retain qualified crew members is intense, and crew manning costs continue to increase. If we are not able to increase our hire rates to compensate for any crew cost increases, our business, financial condition, results of operations and ability to make cash distributions to our unitholders may be adversely affected. Any inability we experience in the future to attract, hire, train and retain a sufficient number of qualified employees could impair our ability to manage, maintain and grow our business.

We are subject to vessel security regulations and we incur costs to comply with adopted regulations. We may be subject to costs to comply with similar regulations that may be adopted in the future in response to terrorism.

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002 (“MTSA”) came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea (“SOLAS”) created a new chapter of the convention dealing specifically with maritime security. The new chapter went into effect in July 2004, and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facilities Security (“ISPS”) Code. Among the various requirements are:

•	on-board installation of automatic information systems, or AIS, to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans; and

•	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid International Ship Security Certificate (“ISSC”) that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We will implement the various security measures addressed by the MTSA, SOLAS and the ISPS Code and take measures for our vessels or vessels that we charter to attain compliance with all applicable security requirements within the prescribed time periods. Although management does not believe these additional requirements will have a material financial impact on our operations, there can be no assurance that there will not be an interruption in operations to bring vessels into compliance with the applicable requirements and any such interruption could cause a decrease in charter revenues. Furthermore, additional security measures could be required in the future that could have significant financial impact on us.

The operation of ocean-going vessels entails the possibility of marine disasters including damage or destruction of a vessel due to accident, the loss of a vessel due to piracy, terrorism or political conflict, damage or destruction of cargo and similar events that are inherent operational risks of the tanker industry and may cause a loss of revenue from affected vessels and damage to our business reputation and condition, which may in turn lead to loss of business.

The operation of ocean-going vessels entails certain inherent risks that may adversely affect our business and reputation. Our vessels and their cargoes are at risk of being damaged or lost due to events such as:

•	damage or destruction of vessel due to marine disaster such as a collision;

•	the loss of a vessel due to piracy and terrorism;

•	cargo and property losses or damage as a result of the foregoing or less drastic causes such as human error, mechanical failure and bad weather;

•	environmental accidents as a result of the foregoing;

•	business interruptions and delivery delays caused by mechanical failure, human error, acts of piracy, war, terrorism, political action in various countries, labor strikes, potential government expropriation of our vessels or adverse weather conditions; and

•	other events and circumstances.

In addition, increased operational risks arise as a consequence of the complex nature of the crude oil, product and chemical tanker industry, the nature of services required to support the industry, including maintenance and repair services, and the mechanical complexity of the tankers themselves. Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision or other cause, due to the high flammability and high volume of the oil transported in tankers. Damage and loss could also arise as a consequence of a failure in the services required to support the industry, for example, due to inadequate dredging. Inherent risks also arise due to the nature of the product transported by our vessels. Any damage to, or accident involving, our vessels while carrying crude oil could give rise to environmental damage or lead to other adverse consequences. Each of these inherent risks may also result in death or injury to persons, loss of revenues or property, higher insurance rates, damage to our customer relationships, delay or rerouting.

Any of these circumstances or events could substantially increase our costs. For example, the costs of replacing a vessel or cleaning up environmental damage could substantially lower our revenues by taking vessels out of operation permanently or for periods of time. Furthermore, the involvement of our vessels in a disaster or delays in delivery, damage or the loss of cargo may harm our reputation as a safe and reliable vessel operator and cause us to lose business. Our vessels could be arrested by maritime claimants, which could result in the interruption of business and decrease revenue and lower profitability.

Some of these inherent risks could result in significant damage, such as marine disaster or environmental incidents, and any resulting legal proceedings may be complex, lengthy, costly and, if decided against us, any of these proceedings or other proceedings involving similar claims or claims for substantial damages may harm our reputation and have a material adverse effect on our business, results of operations, cash flow and financial position. In addition, the legal systems and law enforcement mechanisms in certain countries in which we operate may expose us to risk and uncertainty. Further, we may be required to devote substantial time and cost defending these proceedings, which could divert attention from management of our business. Crew members, tort claimants, claimants for breach of certain maritime contracts, vessel mortgagees, suppliers of goods and services to a vessel, shippers of cargo and other persons may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages, and in many circumstances a maritime lien holder may enforce its lien by “arresting” a vessel through court processes. Additionally, in certain jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest not only the vessel with respect to which the claimant’s lien has arisen, but also any “associated” vessel owned or controlled by the legal or beneficial owner of that vessel. If any vessel ultimately owned and operated by us is “arrested,” this could result in a material loss of revenues, or require us to pay substantial amounts to have the “arrest” lifted.

Any of these factors may have a material adverse effect on our business, financial conditions and results of operations.

A failure to pass inspection by classification societies could result in our vessels becoming unemployable unless and until they pass inspection, resulting in a loss of revenues from such vessels for that period and a corresponding decrease in operating cash flows.

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and with SOLAS. A vessel must undergo an annual survey, an intermediate survey and a special survey. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be drydocked every two to three years for inspection of the underwater parts of such vessel. If any of our vessels fail any annual survey, intermediate survey, or special survey, the vessel may be unable to trade between ports and, therefore, would be unemployable, potentially causing a negative impact on our revenues due to the loss of revenues from such vessel until it was able to trade again.

We are subject to inherent operational risks that may not be adequately covered by our insurance.

The operation of ocean-going vessels in international trade is inherently risky. Although we carry insurance for our fleet against risks commonly insured against by vessel owners and operators, including hull and machinery insurance, war risks insurance and protection and indemnity insurance (which include environmental damage and pollution insurance), all risks may not be adequately insured against, and any particular claim may not be paid. We do not currently maintain off-hire insurance, which would cover the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled drydocking due to damage to the vessel from accidents. Other events that may lead to off-hire periods include natural or man-made disasters that result in the closure of certain waterways and prevent vessels from entering or leaving certain ports. Accordingly, any extended vessel off-hire, due to an accident or otherwise, could have a material adverse effect on our business and our ability to pay distributions to our unitholders. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material.

We may be unable to procure adequate insurance coverage at commercially reasonable rates in the future. For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. A catastrophic oil spill or marine disaster could exceed our insurance coverage, which could harm our business, financial condition and operating results. Changes in the insurance markets attributable to terrorist attacks may also make certain types of insurance more difficult for us to obtain. In addition, the insurance that may be available to us may be significantly more expensive than our existing coverage.

Even if our insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement vessel in the event of a loss. Furthermore, in the future, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet. Our insurance policies also contain deductibles, limitations and exclusions which can result in significant increased overall costs to us.

If we experienced a catastrophic loss and our insurance is not adequate to cover such loss, it could lower our profitability and be detrimental to operations.

The ownership and operation of vessels in international trade is affected by a number of inherent risks, including mechanical failure, personal injury, vessel and cargo loss or damage, business interruption due to political conditions in foreign countries, hostilities, piracy, terrorism, labor strikes and/or boycotts, adverse weather conditions and catastrophic marine disaster, including environmental accidents and collisions. All of these risks could result in liability, loss of revenues, increased costs and loss of reputation. We maintain hull and machinery insurance, protection and indemnity insurance, which include environmental damage and pollution and war risk insurance, consistent with industry standards, against these risks on our vessels and other business assets. However, we cannot assure you that we will be able to insure against all risks adequately, that any particular claim will be paid out of our insurance, or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. Our insurers also require us to pay certain deductible amounts, before they will pay claims, and insurance policies may contain limitations and exclusions, which, although we believe will be standard for the shipping industry, may nevertheless increase our costs and lower our profitability. Additionally, any increase in environmental and other regulations may also result in increased costs for, or the lack of availability of, insurance against the risks of environmental damage, pollution and other claims. Our inability to obtain insurance sufficient to cover potential claims or the failure of insurers to pay any significant claims could lower our profitability and be detrimental to our operations.

Furthermore, even if insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement ship in the event of a loss. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability. In addition, our protection and indemnity associations may not have enough resources to cover claims made against them. Our payment of these calls could result in significant expenses to us, which could reduce our cash flows and place strains on our liquidity and capital resources.

Because international tanker companies often generate most or all of their revenues in U.S. dollars, but incur a portion of their expenses in other currencies, exchange rate fluctuations could cause us to suffer exchange rate losses, thereby increasing expenses and reducing income.

We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar-denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, decreasing our income. A greater percentage of our transactions and expenses in the future may be denominated in currencies other than U.S. dollar. As part of our overall risk management policy, we will attempt to hedge these risks in exchange rate fluctuations from time to time. We may not always be successful in such hedging activities and, as a result, our operating results could suffer as a result of un-hedged losses incurred as a result of exchange rate fluctuations. For example, as of December 31, 2014, the value of the U.S. dollar as compared to the Euro increased by approximately 13.3% compared with the respective value as of December 31, 2013. A greater percentage of our transactions and expenses in the future may be denominated in currencies other than the U.S. dollar.

Disruptions in world financial markets and the resulting governmental action in Europe, the United States and in other parts of the world could have a material adverse impact on our ability to obtain financing required to acquire vessels or new businesses. Furthermore, such a disruption would materially adversely affect our results of operations, financial condition and cash flows.

Global financial markets and economic conditions have been severely disrupted and volatile in recent years and remain subject to significant vulnerabilities, such as the deterioration of fiscal balances and the rapid accumulation of public debt, continued deleveraging in the banking sector and a limited supply of credit. The renewed crisis in Argentina, civil unrest in Ukraine and other parts of the world, and continuing concerns relating to the European sovereign debt crisis have led to increased volatility in global credit and equity markets. Several European countries including Greece, have been affected by increasing public debt burdens and weakening economic growth prospects. In recent years, Standard and Poor’s Rating Services and Moody’s Investors Service (“Moody’s”) downgraded the long-term ratings of most European countries’ sovereign debt and initiated negative outlooks. Such downgrades could negatively affect those countries’ ability to access the public debt markets at reasonable rates or at all, materially affecting the financial conditions of banks in those countries, including those with which we maintain cash deposits and equivalents, or on which we rely on to finance our vessel and new business acquisitions. Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. We maintain cash deposits and equivalents in excess of government-provided insurance limits at banks in Greece and other European nations, which may expose us to a loss of cash deposits or cash equivalents.

The credit markets worldwide and in the U.S. have experienced significant contraction, de-leveraging and reduced liquidity, and the U.S. federal government, state governments and foreign governments took highly significant measures in response to such events, including the enactment of the Emergency Economic Stabilization Act of 2008 in the United States, and may implement other significant responses in the future. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The SEC, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws. Any changes to securities, tax, environmental, or other laws or regulations, could have a material adverse effect on our results of operations, financial condition or cash flows, and could cause the market price of our common units to decline.

Recently, a number of financial institutions have experienced serious financial difficulties and, in some cases, have entered bankruptcy proceedings or are in regulatory enforcement actions. These difficulties resulted, in part, from declining markets for assets held by such institutions, particularly the reduction in the value of their mortgage and asset-backed securities portfolios. These difficulties were compounded by financial turmoil affecting the world’s debt, credit and capital markets, and the general decline in the willingness by banks and other financial institutions to extend credit, particularly to the shipping industry due to the historically low vessel earnings and values, and, in part, due to changes in overall banking regulations (for example, Basel III). As a result, the ability of banks and credit institutions to finance new projects, including the acquisition of new vessels in the future, were for a time uncertain. Following the stress tests run by the European Central Bank (the “ECB”), revised capital ratios have been communicated to European banks. This has reduced the uncertainty following the difficulties of the past several years, but it has also led to changes in each bank’s lending policies and ability to provide financing or refinancing. A recurrence of global economic weakness may adversely affect the financial institutions that provide our credit facilities and may impair their ability to continue to perform under their financing obligations to us, which could have an impact on our ability to fund current and future obligations.

Furthermore, we may experience difficulties obtaining financing commitments, including commitments to refinance our existing debt as payments come due under our credit facilities, in the future if lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues. Due to the fact that we would possibly cover all or a portion of the cost of any new acquisition with debt financing, such uncertainty, combined with restrictions imposed by our current debt, could hamper our ability to finance vessels or other assets and new business acquisitions.

In addition, the economic uncertainty worldwide has made demand for shipping services volatile and has reduced charter rates, which may adversely affect our results of operations and financial condition. Currently, the economies of China, Japan, other Asian Pacific countries and India are the main driving force behind the development in seaborne transportation. Reduced demand from such economies has driven decreased rates and vessel values.

In addition, as a result of the ongoing political and economic turmoil in Greece resulting from the sovereign debt crisis and the related austerity measures implemented by the Greek government, the operations of our managers located in Greece may be subjected to new regulations and potential shift in government policies that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Greek government new taxes or other fees. We also face the risk that strikes, work stoppages, civil unrest and violence within Greece may disrupt the shoreside operations of our managers located in Greece.

We could face risks attendant to changes in economic environments, changes in interest rates, and instability in certain securities markets, among other factors. Major market disruptions and the uncertainty in market conditions and the regulatory climate in the U.S., Europe and worldwide could adversely affect our business or impair our ability to borrow amounts under any future financial arrangements. The current market conditions may last longer than we anticipate. These recent and developing economic and governmental factors could have a material adverse effect on our results of operations, financial condition or cash flows.

Acts of piracy on ocean-going vessels have increased in frequency and magnitude, which could adversely affect our business.

The shipping industry has historically been affected by acts of piracy in regions such as the South China Sea, the Indian Ocean, the Gulf of Aden off the coast of Somalia and the Red Sea. Although the frequency of sea piracy worldwide decreased during 2013 to its lowest level since its increase in 2009, sea piracy incidents continue to occur, particularly in the Gulf of Aden and towards the Mozambique Channel in the North Indian Ocean and increasingly in the Gulf of Guinea. A significant example of the heightened level of piracy came in February 2011 when the M/V Irene SL, a crude oil tanker and the Arabian Sea which was not affiliated with us, was captured by pirates in the Arabian Sea while carrying crude oil estimated to be worth approximately $200 million. In December 2009, the Navios Apollon, a vessel owned by Navios Partners, was seized by pirates 800 miles off the coast of Somalia while transporting fertilizer from Tampa, Florida to Rozi, India and was released on February 27, 2010. In January 2014, the Nave Atropos, a vessel owned by Navios Acquisition, came under attack from a pirate action group in international waters off the coast of Yemen. The crew and the on-board security team successfully implemented the counter piracy action plan and standard operating procedures to deter the attack with no consequences to the vessel or her crew. These piracy attacks have resulted in regions (in which our vessels are deployed) being characterized by insurers as “war risk” zones or Joint War Committee (JWC) “war and strikes” listed areas. Premiums payable for insurance coverage could increase significantly and insurance coverage may be more difficult to obtain. Crew costs, including those due to employing onboard security guards, could increase in such circumstances. While the use of security guards is intended to deter and prevent the hijacking of our vessels, it could also increase our risk of liability for death or injury to persons or damage to personal property. In addition, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and it is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and cash flows. Acts of piracy on ocean-going vessels could adversely affect our business and operations.

The employment of our vessels could be adversely affected by an inability to clear the oil majors’ risk assessment process, and we could be in breach of our charter agreements with respect to the VLCCs.

The shipping industry and especially the shipment of crude oil, refined petroleum products, LPG and bulk liquid chemicals, has been, and will remain, heavily regulated. The so-called “oil majors” companies, such as Exxon Mobil, BP, Royal Dutch Shell, Chevron, ConocoPhillips and Total, together with a number of commodities traders, represent a significant percentage of the production, trading and shipping logistics (terminals) of crude oil and refined products worldwide. Concerns for the environment have led the oil majors to develop and implement a strict ongoing due diligence process when selecting their commercial partners. This vetting process has evolved into a sophisticated and comprehensive risk assessment of both the vessel operator and the vessel, including physical ship inspections, completion of vessel inspection questionnaires performed by accredited inspectors and the production of comprehensive risk assessment reports. In the case of term charter relationships, additional factors are considered when awarding such contracts, including:

•	office assessments and audits of the vessel operator;

•	the operator’s environmental, health and safety record;

•	compliance with the standards of the International Maritime Organization (the “IMO”), a United Nations agency that issues international trade standards for shipping;

•	compliance with oil majors codes of conduct, policies and guidelines, including transparency, anti-bribery and ethical conduct requirements and relationships with third parties;

•	compliance with heightened industry standards that have been set by several oil companies;

•	shipping industry relationships, reputation for customer service, technical and operating expertise;

•	shipping experience and quality of ship operations, including cost-effectiveness;

•	quality, experience and technical capability of crews;

•	the ability to finance vessels at competitive rates and overall financial stability;

•	relationships with shipyards and the ability to obtain suitable berths;

•	construction management experience, including the ability to procure on-time delivery of new vessels according to customer specifications;

•	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and

•	competitiveness of the bid in terms of overall price.

Under the terms of our charter agreements, our charterers require that these vessels and the technical manager are vetted and approved to transport oil products by multiple oil majors. Our failure to maintain any of our vessels to the standards required by the oil majors could put us in breach of the applicable charter agreement and lead to termination of such agreement, and could give rise to impairment in the value of our vessels.

Should we not be able to successfully clear the oil majors’ risk assessment processes on an ongoing basis, the future employment of our vessels, as well as our ability to obtain charters, whether medium- or long-term, could be adversely affected. Such a situation may lead to the oil majors’ terminating existing charters and refusing to use our vessels in the future, which would adversely affect our results of operations and cash flows.

Our international activities increase the compliance risks associated with economic and trade sanctions imposed by the United States, the European Union and other jurisdictions.

Our international operations could expose us to risks associated with trade and economic sanctions prohibitions or other restrictions imposed by the United States or other governments or organizations, including the United Nations, the European Union and its member countries. Under economic and trade sanctions laws, governments may seek to impose modifications to, prohibitions/restrictions on business practices and activities, and modifications to compliance programs, which may increase compliance costs, and, in the event of a violation, may subject us to fines, penalties and other sanctions.

Iran

During the last few years, the scope of sanctions imposed against the government of Iran and persons engaging in certain activities or doing certain business with and relating to Iran has been expanded by a number of jurisdictions, including the United States, the European Union and Canada. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act (“CISADA”), which expanded the scope of the former Iran Sanctions Act. The scope of U.S. sanctions against Iran were expanded subsequent to CISADA by, among other U.S. laws, the National Defense Authorization Act of 2012 (the “2012 NDAA”), the Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRA”), Executive Order 13662, and the Iran Freedom and Counter-Proliferation Act of 2012 (“IFCA”). The foregoing laws, among other things, expand the application of prohibitions to non-U.S. companies, such as our company, and introduce limits on the ability of companies and persons to do business or trade with Iran when such activities relate to specific activities such as investment in Iran, the supply or export of refined petroleum or refined petroleum products to Iran, the supply and delivery of goods to Iran which could enhance Iran’s petroleum or energy sector, and the transportation of crude oil from Iran to countries which do not enjoy Iran crude oil sanctions waivers (our tankers called in Iran but did not engage in the prohibited activities specifically identified by these sanctions). While certain of these restrictions have been suspended until June 2015 there are still limitations in place with which we need to comply. In addition to the foregoing U.S. sanctions against Iran, the sanctions applicable with respect to Iran and transactions involving Iran within U.S. jurisdiction, we must comply with any applicable prohibitions of E.U. sanctions against Iran.

In 2010, the four VLCCs that comprise our fleet, while on charter to other parties, made calls on ports in Iran aggregating 13 days (the “2010 Port Call”). In 2011, the four VLCCs that comprise our fleet, while on charter to other parties, made calls on ports in Iran aggregating approximately 12 days (the “2011 Port Call”). In 2012, three of the VLCCs in our fleet while chartered to Dalian Ocean Shipping Co. (“DOSCO”) and the remaining VLCC while chartered to Formosa Petrochemical Corporation of Taiwan (“FPCT”), made port calls to Iran for a combined length of approximately 15 days for the transportation of crude oil from Iran to China and Taiwan (the “2012 Port Call”). The shipper of the cargo in all cases was National Iranian Oil Company (“NIOC”), and the recipients of the cargoes were, respectively, Unipec Asia Company Limited, HK Intertrade Company Limited and Formosa Petrochemical. NIOC is an entity identified as the Government of Iran under the Section 560.304 of title 31, Code of Federal Regulations (relating to the definition of the Government of Iran). Neither we, nor, to our knowledge, DOSCO and FPCT had any contact or dealings with the government of Iran or affiliates of the government of Iran in connection with these port calls, other than receiving cargo owned by NIOC.

The 2012 Port Call was limited to a routine acceptance and loading of cargo for the benefit of DOSCO and FPCT while the vessels were on charter to and under complete operational control of DOSCO and FPCT. Although NIOC was an entity whose name appeared on the U.S. Office of Foreign Assets Control’s List of Blocked Persons and Specially Designated Nationals at the time of the port calls, the purchase and lifting of crude oil shipped by that entity, did not constitute prohibited activity by us as a non-U.S. person, and as such, this did not have any legal compliance consequence for us as a non-U.S. person and to the Partnership’s transactions, which had no U.S. nexus. The acceptance and transportation of the crude oil to China also did not constitute sanctionable activity under U.S. Iran sanctions laws.

With respect to the 2010 Port Call, our aggregate gross revenues attributable to those approximately 13 days of port calls was approximately $0.6 million. With respect to the 2011 Port Call, our aggregate gross revenues attributable to those approximately 12 days of port calls was approximately $0.5 million. With respect to the 2012 Port Call, our aggregate gross revenues those 15 days of port calls was approximately $0.7 million. Since May 2012, the vessels that form our fleet have not performed any voyages involving calls to Iran.

Russia/Ukraine

As a result of the crisis in Ukraine and the annexation of Crimea by Russia earlier in 2014, both the U.S. and EU have implemented sanctions against certain persons and entities. In addition, various restrictions on trade have been implemented which, amongst others, include a prohibition on the import into the EU of goods originating in Crimea or Sevastopol as well as restrictions on trade in certain dual-use and military items and restrictions in relation to various items of technology associated with the oil industry for use in deep water exploration and production, Arctic oil exploration and production, or shale oil projects in Russia.

The U.S. has imposed sanctions against certain designated Russian entities and individuals (“U.S. Russian Sanctions Targets”). These sanctions block the property and all interests in property of the U.S. Russian Sanctions Targets. This effectively prohibits U.S. persons from engaging in any economic or commercial transactions with the U.S. Russian Sanctions Targets unless the same are authorized by the U.S. Treasury Department. While the prohibitions of these sanctions are not directly applicable to us, we have compliance measures in place to guard against transactions with U.S. Russian Sanctions Targets which may involve the United States or U.S. persons and thus implicate prohibitions.

Other U.S. Economic Sanctions Targets

In addition to Iran and certain Russian entities and individuals, as indicated above, the United States maintains economic sanctions against Syria, Sudan, Cuba, limited sanctions against North Korea, and against entities and individuals (such as entities and individuals in the foregoing targeted countries, designated terrorists, narcotics traffickers) whose names appear on the List of SDNs and Blocked Persons maintained by the U.S. Treasury Department (collectively, “Sanctions Targets”). We are subject to the prohibitions of these sanctions to the extent that any transaction or activity we engage in involves Sanctions Targets and a U.S. person or otherwise has a nexus to the United States.

Compliance

Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations, and the law may change. Moreover, despite, for example, relevant provisions in charter parties forbidding the use of our vessels in trade that would violate economic sanctions, our charterers may nevertheless violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation and be imputed to us. In addition, given our relationship with Navios Acquisition and Navios Holdings, we cannot give any assurance that an adverse finding against Navios Acquisition or Navios Holdings by a governmental or legal authority or others with respect to the matters discussed herein or any future matter related to regulatory compliance by Navios Acquisition, Navios Holdings or ourselves will not have a material adverse impact on our business, reputation or the market price or trading of our common units.

We are constantly monitoring developments in the United States, the European Union and other jurisdictions that maintain economic sanctions against Iran, other countries, and other sanctions targets, including developments in implementation and enforcement of such sanctions programs. Expansion of sanctions programs, embargoes and other restrictions in the future (including additional designations of countries subject to sanctions), or modifications in how existing sanctions are interpreted or enforced, could prevent our vessels from calling in ports in sanctioned countries or could limit their cargoes. If any of the risks described above materialize, it could have a material adverse impact on our business and results of operations.

To reduce the risk of violating economic sanctions, we have a policy of compliance with applicable economic sanctions laws and have implemented and continue to implement and diligently follow procedures to avoid economic sanctions violations.

We could be materially adversely affected by violations of the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, and anti-corruption laws in other applicable jurisdictions.

As an international shipping company, we may operate in countries known to have a reputation for corruption. The U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”) and other anti-corruption laws and regulations in applicable jurisdictions generally prohibit companies registered with the SEC and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business. Under the FCPA, U.S. companies may be held liable for some actions taken by strategic or local partners or representatives. Legislation in other countries includes the U.K. Bribery Act which is broader in scope than the FCPA because it does not contain an exception for facilitating payments. We and our customers may be subject to these and similar anti-corruption laws in other applicable jurisdictions. Failure to comply with such legal requirements could expose us to civil and/or criminal penalties, including fines, prosecution and significant reputational damage, all of which could materially and adversely affect our business and results of operations, including our relationships with our customers, and our financial results. Compliance with the FCPA, the U.K. Bribery Act and other applicable anti-corruption laws and related regulations and policies imposes potentially significant costs and operational burdens. Moreover, the compliance and monitoring mechanisms that we have in place including our Code of Ethics, and our anti-bribery and corruption policy may not adequately prevent or detect possible violations under applicable anti-bribery and anti-corruption legislation.

Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business.

International shipping is subject to various security and customs inspections and related procedures in countries of origin and destination. Inspection procedures can result in the seizure of contents of vessels, delays in the loading, offloading or delivery and the levying of customs, duties, fines and other penalties.

It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Furthermore, changes to inspection procedures could also impose additional costs and obligations on our future customers and may, in certain cases, render the shipment of certain types of cargo impractical. Any such changes or developments may have a material adverse effect on our business, financial condition, and results of operations.

The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.

We expect that our vessels will call in ports in South America and other areas where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims which could have an adverse effect on our business, results of operations, cash flows and financial condition.

Increased competition in technology and innovation could reduce our charter hire income and the value of our vessels.

The charter rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new ships are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect our ability to recharter our vessels, the amount of charter payments we receive for our vessels once their initial charters expire and the resale value of our vessels could significantly decrease. As a result, our financial condition, results of operations and cash flows, and our ability to pay dividends, could be adversely affected.

Political and government instability, terrorist attacks, increased hostilities or war could lead to further economic instability, increased costs and disruption of our business.

We conduct most of our operations outside of the United States. In particular, we derive our revenues from shipping oil and oil products from politically unstable regions and our business, results of operations, cash flows, financial condition and ability to make cash distributions may be adversely affected by the effects of political instability, terrorist or other attacks, war or international hostilities. Terrorist attacks, such as the attacks in the United States on September 11, 2001 and the United States’ continuing response to these attacks, and in Paris on

January 7, 2015, the bombings in Spain on March 11, 2004 and the attacks in London on July 7, 2005, the recent conflicts in Iraq, Afghanistan, Syria, Ukraine and other current and future conflicts, and the continuing response of the United States to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets, including the energy markets. Continuing hostilities in the Middle East may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States or elsewhere, which could result in increased volatility and turmoil in the financial markets and may contribute further to economic instability. Current and future conflicts and terrorist attacks may adversely affect our business, operating results, financial condition, ability to raise capital and future growth. Terrorist attacks on vessels, such as the October 2002 attack on the M/V Limburg, a VLCC not related to us, may in the future also negatively affect our operations and financial condition and directly impact our vessels or our customers.

In addition, oil facilities, shipyards, vessels, pipelines and oil and gas fields could be targets of future terrorist attacks. Any such attacks could lead to, among other things, bodily injury or loss of life, vessel or other property damage, increased vessel operational costs, including insurance costs, and the inability to transport oil and other refined products to or from certain locations. Terrorist attacks, war or other events beyond our control that adversely affect the distribution, production or transportation of oil and other refined products to be shipped by us could entitle our customers to terminate our charter contracts, which would harm our cash flow and our business.

Furthermore, our operations may be adversely affected by changing or adverse political and governmental conditions in the countries where our vessels are flagged or registered and in the regions where we otherwise engage in business. Any disruption caused by these factors may interfere with the operation of our vessels, which could harm our business, financial condition and results of operations. Our operations may also be adversely affected by expropriation of vessels, taxes, regulation, tariffs, trade embargoes, economic sanctions or a disruption of or limit to trading activities, or other adverse events or circumstances in or affecting the countries and regions where we operate or where we may operate in the future.

Governments could requisition our vessels during a period of war or emergency, resulting in a loss of earnings.

A government could requisition title or seize our vessels. Requisition of title occurs when a government takes a vessel and becomes the owner. A government could also requisition our vessels for hire, which would result in the government’s taking control of a vessel and effectively becoming the charterer at a dictated charter rate. Generally, requisitions occur during periods of war or emergency, although governments may elect to requisition vessels in other circumstances. Requisition of one or more of our vessels would have a substantial negative effect on us as we would potentially lose all revenues and earnings from the requisitioned vessels and permanently lose the vessels. Such losses might be partially offset if the requisitioning government compensated us for the requisition.

Labor interruptions and problems could disrupt our business.

Certain of our vessels are manned by masters, officers and crews that are employed by third parties. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out normally and could have a material adverse effect on our business, results of operations, cash flow and financial condition.

We are a holding company and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make distributions to unitholders.

We are a holding company. Our subsidiaries will conduct all of our operations and own all of our operating assets, including our ships. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to pay our obligations and to make distributions to unitholders depends entirely on our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third party, including a creditor, or by the law of its jurisdiction of incorporation which regulates the payment of distributions. If we are unable to obtain funds from our subsidiaries, our board of directors may exercise its discretion not to make distributions to unitholders.

Risks Inherent in an Investment in Us

The Manager has limited experience in the crude oil, refined petroleum product and chemical tanker sectors. The Manager has no experience in the LPG sector.

The Manager, a wholly-owned subsidiary of Navios Holdings, oversees the commercial, administrative and technical management of our fleet. Navios Holdings is a vertically-integrated seaborne shipping and logistics company with 60 years of operating history in the shipping industry. Other than with respect to South American operations and operations through Navios Acquisition, Navios Holdings has limited experience in the crude oil, refined petroleum chemical and product tanker sectors. Such limited experience could cause Navios Holdings or the Manager to make decisions that a more experienced operator in the sector might not make. If Navios Holdings or the Manager is not able to properly assess or ascertain a particular aspect of the crude oil, refined petroleum product or chemical tanker sectors, it could have a material adverse effect on our operations. The Manager has no experience in the LPG sector.

Navios Acquisition, Navios Holdings, Navios Partners and their respective affiliates may compete with us.

Pursuant to the omnibus agreement that we entered into with Navios Acquisition, Navios Holdings and Navios Partners, Navios Acquisition, Navios Holdings, Navios Partners and their controlled affiliates (other than us, our general partner and our subsidiaries) generally have agreed not to acquire or own any VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under time charters of five or more years also providing for rights of first offer on certain tanker vessels. The omnibus agreement, however, contains significant exceptions that will allow Navios Acquisition, Navios Holdings, Navios Partners or any of their controlled affiliates to compete with us under specified circumstances which could harm our business.

Unitholders have limited voting rights and our partnership agreement restricts the voting rights of unitholders owning more than 4.9% of our common units.

Holders of common units have only limited voting rights on matters affecting our business. We will hold a meeting of the limited partners every year to elect one or more members of our board of directors and to vote on any other matters that are properly brought before the meeting. Common unitholders may only elect four of the seven members of our board of directors. The elected directors will be elected on a staggered basis and will serve for three-year terms. Our general partner in its sole discretion has the right to appoint the remaining three directors and to set the terms for which those directors will serve. The partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management. Unitholders will have no right to elect our general partner and our general partner may not be removed except by a vote of the holders of at least 66 2⁄3% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class.

Our partnership agreement further restricts unitholders’ voting rights by providing that if any person or group owns beneficially more than 4.9% of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders or calculating required votes (except for purposes of nominating a person for election to our board), determining the presence of a quorum or for other similar purposes, unless required by law. The voting rights of any such unitholders in excess of 4.9% will effectively be redistributed pro rata among the other unitholders of the same class that are not subject to this voting limitation.

Our general partner, its affiliates and persons who acquired units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors.

We have limited history operating as a separate publicly traded entity and will incur increased costs as a result of being a publicly traded limited partnership.

We have limited history operating as a separate publicly traded entity. As a publicly traded limited partnership, we are required to comply with the SEC’s reporting requirements and with corporate governance and related requirements of the Sarbanes-Oxley Act, the SEC and the securities exchange on which our common units will be listed. We will incur significant legal, accounting and other expenses in complying with these and other applicable regulations. We anticipate that our general and administrative expenses as a publicly traded limited partnership taxed as a corporation for U.S. federal income tax purposes will be approximately $2.0 million annually, and will include costs associated with annual reports to unitholders, tax return, investor relations, registrar and transfer agent’s fees, director and officer liability insurance costs and director compensation.

Our general partner and its affiliates, including Navios Acquisition and Navios Holdings, own a significant interest in us and have conflicts of interest and limited fiduciary and contractual duties, which may permit them to favor their own interests to your detriment.

Navios Acquisition indirectly owns the 2.0% general partner interest and a 55.5% limited partner interest in us and owns and controls our general partner. Navios Holdings has a ten-year option to purchase a minimum of 25% of the general partner interest held by the general partner, the incentive distribution rights held by the general partner and/or the membership interests in the general partner from Navios Acquisition, each at fair market value. Two of our executive officers also serve as executive officers of Navios Acquisition and three of our executive officers and one of our directors also serve as executive officers and/or directors of Navios Holdings and as such they have fiduciary duties to Navios Acquisition and Navios Holdings that may cause them to pursue business strategies that disproportionately benefit Navios Acquisition or Navios Holdings or which otherwise are not in the best interests of us or our unitholders. Conflicts of interest may arise between Navios Acquisition and Navios Holdings and their affiliates, including our general partner on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our general partner and its affiliates may favor their own interests over the interests of our unitholders. These conflicts include, among others, the following situations:

•	neither our partnership agreement nor any other agreement requires our general partner or Navios Acquisition or Navios Holdings or their affiliates to pursue a business strategy that favors us or utilizes our assets, and Navios Acquisition’s and Navios Holdings’ officers and directors have a fiduciary duty to make decisions in the best interests of the stockholders of Navios Acquisition and Navios Holdings, which may be contrary to our interests;

•	our general partner and our board of directors are allowed to take into account the interests of parties other than us, such as Navios Acquisition and Navios Holdings, in resolving conflicts of interest, which has the effect of limiting their fiduciary duties to our unitholders;

•	our general partner and our directors have limited liabilities and reduced their fiduciary duties under the laws of the Marshall Islands, while the remedies available to our unitholders are also restricted, and, as a result of purchasing common units, unitholders are treated as having agreed to the modified standard of fiduciary duties and to certain actions that may be taken by our general partner and our directors, all as set forth in the partnership agreement;

•	our general partner and our board of directors are involved in determining the amount and timing of our asset purchases and sales, capital expenditures, borrowings, issuances of additional partnership securities and reserves, each of which can affect the amount of cash that is available for distribution to our unitholders;

•	our general partner may have substantial influence over our board of directors’ decision to cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units or to make incentive distributions or to accelerate the expiration of the subordination period as defined below;

•	our general partner is entitled to reimbursement of all reasonable costs incurred by it and its affiliates for our benefit;

•	our partnership agreement does not restrict us from paying our general partner or its affiliates for any services rendered to us on terms that are fair and reasonable or entering into additional contractual arrangements with any of these entities on our behalf; and

•	our general partner may exercise its right to call and purchase our common units if it and its affiliates own more than 80% of our common units.

The subordination period will extend from November 2014 until the first to occur of:

(a)	the first day of any quarter beginning after September 30, 2017, for which:

(1)	distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

(2)	the adjusted operating surplus generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the common units and subordinated units that were outstanding during those periods on a fully diluted basis, and the related distribution on the general partner interest in Navios Midstream; and

(3)	there are no outstanding cumulative common units arrearages.

(b)	the date on which the general partner is removed as general partner of Navios Midstream upon the requisite vote by the limited partners under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of the removal;

If the unitholders remove our general partner without cause, the subordination period may end before September 30, 2017.

Our officers face conflicts in the allocation of their time to our business.

Two of our executive officers, excluding our Chief Financial Officer, are also executive officers of Navios Acquisition and three of our executive officers and one of our directors also serve as executive officers and/or directors of Navios Holdings. Navios Acquisition and Navios Holdings conduct substantial businesses and activities of their own in which we have no economic interest. If these separate activities are significantly greater than our activities, there will be material competition for the time and effort of our officers, who also provide services to affiliates of Navios Acquisition and Navios Holdings. Our officers are not required to work full-time on our affairs and, in the future, we may have additional officers that also provide services to Navios Acquisition and Navios Holdings and their affiliates. Based solely on the anticipated relative sizes of our fleet and the fleet owned by Navios Acquisition and Navios Holdings and their affiliates over the next twelve months, we estimate that our officers, excluding our Chief Financial Officer, may spend a substantial portion of their monthly business time dedicated to the business activities of Navios Acquisition and Navios Holdings and their affiliates. However, the actual allocation of time could vary significantly from time to time depending on various circumstances and needs of the businesses, such as the relative levels of strategic activities of the businesses. Our Chief Financial Officer, Erifili Tsironi, is not an officer of Navios Acquisition and dedicates her time primarily to our business.

Our partnership agreement limits our general partner’s and our directors’ fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner or our directors.

Our partnership agreement contains provisions that reduce the standards to which our general partner and directors would otherwise be held by Marshall Islands law. For example, our partnership agreement:

•	permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. Where our partnership agreement permits, our general partner may consider only the interests and factors that it desires, and in such cases it has no fiduciary duty or obligation to give any consideration to any interest of, or factors affecting us, our affiliates or our unitholders. Decisions made by our general partner in its individual capacity will be made by its sole owner, Navios Acquisition. Specifically, pursuant to our partnership agreement, our general partner will be considered to be acting in its individual capacity if it exercises its call right, pre-emptive rights or registration rights, consents or withholds consent to any merger or consolidation of the partnership, appoints any directors or votes for the election of any director, votes or refrains from voting on amendments to our partnership agreement that require a vote of the outstanding units, voluntarily withdraws from the partnership, transfers (to the extent permitted under our partnership agreement) or refrains from transferring its units, general partner interest or incentive distribution rights or votes upon the dissolution of the partnership;

•	provides that our general partner and our directors are entitled to make other decisions in “good faith” if they reasonably believe that the decision is in our best interests;

•	generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of our board of directors and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or be “fair and reasonable” to us and that, in determining whether a transaction or resolution is “fair and reasonable,” our board of directors may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us; and

•	provides that neither our general partner nor our officers or our directors are liable for monetary damages to us, our limited partners or assignees for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or directors or our officers or directors or those other persons engaged in actual fraud or willful misconduct.

Fees and cost reimbursements, which the Manager determines for services provided to us, are significant, are payable regardless of profitability and reduce our cash available for distribution.

Under the terms of our Management Agreement with the Manager, we will pay a daily fee of $9,500 per VLCC for technical and commercial management services provided to us by the Manager. The initial term of the Management Agreement expires in November 2019 and this fee has been fixed for the first two years of that agreement. The daily fee to be paid to the Manager includes all costs incurred in providing certain commercial and technical management services to us as described under “Item 7.—Major Unitholders and Related Party Transactions.” While this fee is fixed for an initial term of two years, for the remaining three years of the term of the Management Agreement, we expect that we will reimburse the Manager for all of the actual operating costs and expenses it incurs in connection with the management of our fleet, which may result in significantly higher fees for the remaining three years of the term. All of the fees we are required to pay to the Manager under the Management Agreement will be payable to our manager without regard to our financial condition or results of operations. In addition, the Manager will provide us with administrative services, including the services of our officers and directors, pursuant to an Administrative Services Agreement which has an initial term of five years, and we will reimburse the Manager for all costs and expenses reasonably incurred by it in connection with the provision of those services. The exact amount of these future costs and expenses are unquantifiable at this time. The fees and reimbursement of expenses to the Manager are payable regardless of our profitability and could materially adversely affect our ability to pay cash distributions.

Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our general partner, and even if public unitholders are dissatisfied, they will be unable to remove our general partner without Navios Acquisition’s consent, unless Navios Acquisition’s ownership share in us is decreased; all of which could diminish the trading price of our common units.

Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our general partner.

•	The vote of the holders of at least 66 2⁄3% of all outstanding common, subordinated and general partner units voting together as a single class is required to remove the general partner. Navios Acquisition owns 57.5% of the total number of common, subordinated and general partner units.

•	If our general partner is removed without “cause” during the subordination period and units held by our general partner and Navios Acquisition are not voted in favor of that removal, (i) all remaining subordinated units will automatically convert into common units, (ii) any existing arrearages on the common units will be extinguished and (iii) our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of the interests at the time. A removal of our general partner under these circumstances would adversely affect the common units by prematurely eliminating their distribution and liquidation preference over the subordinated units, which would otherwise have continued until we had met certain distribution and performance tests. Any conversion of the general partner interest and incentive distribution rights would be dilutive to existing unitholders. Furthermore, any cash payment in lieu of such conversion could be prohibitively large. “Cause” is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our general partner liable for actual fraud or willful or wanton misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor business decisions such as charges of poor management of our business by the directors appointed by our general partner, so the removal of our general partner because of the unitholders’ dissatisfaction with the general partner’s decisions in this regard would most likely result in the termination of the subordination period.

•	Common unitholders elect only four of the seven members of our board of directors. Our general partner in its sole discretion has the right to appoint the remaining three directors.

•	Election of the four directors elected by unitholders is staggered, meaning that the members of only one of three classes of our elected directors are selected each year. In addition, the directors appointed by our general partner will serve for terms determined by our general partner.

•	Our partnership agreement contains provisions limiting the ability of unitholders to call meetings of unitholders, to nominate directors and to acquire information about our operations as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.

•

Unitholders’ voting rights are further restricted by the partnership agreement provision providing that if any person or group owns beneficially more than 4.9% of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders or calculating required votes (except for purposes of nominating a person for election to our board), determining the presence of a quorum or for other similar purposes, unless required by law. The voting rights of any such unitholders in excess of 4.9% will be effectively redistributed pro rata among the other unitholders of the same class that are not subject to this voting limitation. Our general partner, its affiliates and persons who acquired units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors.

•	We have substantial latitude in issuing equity securities without unitholder approval.

The control of our general partner may be transferred to Navios Holdings or a third party without unitholder consent.

Navios Holdings has a ten-year option to purchase a minimum of 25% of the general partner interest held by the general partner, the incentive distribution rights held by the general partner and/or the membership interests in the general partner from Navios Acquisition, each at fair market value, without the consent of unitholders. The option expires on November 18, 2024. Our general partner may also transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. In addition, our partnership agreement does not restrict the ability of the members of our general partner from transferring their respective membership interests in our general partner to a third party.

Substantial future sales of our common units in the public market could cause the price of our common units to fall.

We have granted registration rights to Navios Acquisition and certain affiliates of Navios Acquisition. These unitholders have the right subject to some conditions to require us to file registration statements covering any of our common, subordinated or other equity securities owned by them or to include those securities in registration statements that we may file for ourselves or other unitholders. Navios Acquisition directly owns 1,242,692 common units and 9,342,692 subordinated units and indirectly owns 381,334 general partner units and all of the incentive distribution rights. Following their registration and sale under an applicable registration statement, those securities will become freely tradable. By exercising their registration rights and selling a large number of common units or other securities, these unitholders could cause the price of our common units to decline.

We may issue additional equity securities in connection with acquisitions and may do so without unitholder approval, which would dilute your ownership interests.

We may, without the approval of our unitholders, issue an unlimited number of additional units or other equity securities. The issuance by us of additional common units or other equity securities of equal or senior rank will have the following effects:

•	our unitholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for distribution on each unit may decrease;

•	because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of the common units may decline.

If we exercise our option to purchase any of the seven additional VLCCs from Navios Acquisition, we may finance such acquisition, in whole or in part, by issuing additional equity securities. If we expand the size of our fleet in the future, we generally will be required to make significant installment payments for acquisitions of vessels prior to their delivery and generation of revenue. Depending on whether we finance our expenditures through cash from operations or by issuing debt or equity securities, our ability to make cash distributions may be diminished or our financial leverage could increase or our unitholders could be diluted.

Upon the expiration of the subordination period, the subordinated units will convert into common units and will then participate pro rata with other common units in distributions of available cash.

During the subordination period the common units have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.4125 per unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Distribution arrearages do not accrue on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash from operating surplus to be distributed on the common units. Upon the expiration of the subordination period, the subordinated units will convert into common units and will then participate pro rata with other common units in distributions of available cash.

Although we have an independent board of directors, our general partner will likely have substantial influence on decisions made by our board of directors.

Our partnership agreement requires our general partner to deduct from operating surplus cash reserves that it determines are necessary to fund our future operating expenditures. These reserves also affect the amount of cash available for distribution to our unitholders. Our board of directors may establish reserves for distributions on the subordinated units, but only if those reserves will not prevent us from distributing the full minimum quarterly distribution, plus any arrearages, on the common units for the following four quarters. As described above in “—Risks Inherent in Our Business—We must make substantial capital expenditures to maintain the operating capacity of our fleet, which reduce our cash available for distribution. In addition, each quarter our board of directors is required to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available to unitholders than if actual maintenance and replacement capital expenditures were deducted,” our partnership agreement requires our board of directors each quarter to deduct from operating surplus estimated maintenance and replacement capital expenditures, as opposed to actual expenditures, which could reduce the amount of available cash for distribution. The amount of estimated maintenance and replacement capital expenditures deducted from operating surplus is subject to review and change by our board of directors at least once a year, provided that any change must be approved by the conflicts committee of our board of directors.

Our general partner has a limited call right that may require our unitholders to sell their common units at an undesirable time or price.

If at any time our general partner and its affiliates, including Navios Acquisition, own more than 80% of the common units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than their then-current market price. As a result, unitholders may be required to sell their common units at an undesirable time or price and may not receive any return on their investment. Unitholders may also incur a tax liability upon a sale of their units.

As of March 16, 2015 Navios Acquisition, an affiliate of our general partner, owns 1,242,692 of our common units. At the end of the subordination period, assuming no additional issuances of common units, and 9,342,692 of our subordinated units and conversion of our subordinated units into common units, Navios Acquisition will own 10,585,384 common units, representing a 55.5% limited partner interest based on all common and general partner units then outstanding.

Unitholders may not have limited liability if a court finds that unitholder action constitutes control of our business.

As a limited partner in a partnership organized under the laws of the Marshall Islands, unitholders could be held liable for our obligations to the same extent as a general partner if you participate in the “control” of our business. Our general partner generally has unlimited liability for the obligations of the partnership, such as its debts and environmental liabilities, except for those contractual obligations of the partnership that are expressly made without recourse to our general partner.

We can borrow money to pay distributions, which would reduce the amount of credit available to operate our business.

Our partnership agreement will allow us to make working capital borrowings to pay distributions. Accordingly, we can make distributions on all our units even though cash generated by our operations may not be sufficient to pay such distributions. Any working capital borrowings by us to make distributions will reduce the amount of working capital borrowings we can make for operating our business.

Increases in interest rates may cause the market price of our common units to decline.

An increase in interest rates may cause a corresponding decline in demand for equity investments in general, and in particular for yield-based equity investments such as our common units. Any such increase in interest rates or reduction in demand for our common units resulting from other relatively more attractive investment opportunities may cause the trading price of our common units to decline. In addition, our interest expense will increase, since initially our debt will bear interest at a floating rate, subject to any interest rate swaps we may enter into the future.

Unitholders may have liability to repay distributions.

Under some circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under the Marshall Islands Act, we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets. Marshall Islands law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Marshall Islands law will be liable to the limited partnership for the distribution amount. Assignees who become substituted limited partners are liable for the obligations of the assignor to make contributions to the partnership that are known to the assignee at the time it became a limited partner and for unknown obligations if the liabilities could be determined from the partnership agreement. Liabilities to partners on account of their partnership interest and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted.

We have been organized as a limited partnership under the laws of the Republic of the Marshall Islands, which does not have a well developed body of partnership law; as a result, unitholders may have more difficulty in protecting their interests than would unitholders of a similarly organized limited partnership in the United States.

Our partnership affairs are governed by our partnership agreement and by the Marshall Islands Act. The provisions of the Marshall Islands Act resemble provisions of the limited partnership laws of a number of states in the United States, most notably Delaware. The Marshall Islands Act also provides that it is to be applied and construed to make it uniform with the Delaware Revised Uniform Partnership Act and, so long as it does not conflict with the Marshall Islands Act or decisions of the Marshall Islands courts, interpreted according to the non-statutory law (or case law) of the State of Delaware. There have been, however, few, if any, court cases in the Marshall Islands interpreting the Marshall Islands Act, in contrast to Delaware, which has a fairly well-developed body of case law interpreting its limited partnership statute. Accordingly, we cannot predict whether Marshall Islands courts would reach the same conclusions as the courts in Delaware. For example, the rights of our unitholders and the fiduciary responsibilities of our general partner under Marshall Islands law are not as clearly established as under judicial precedent in existence in Delaware. As a result, unitholders may have more difficulty in protecting their interests in the face of actions by our officers or directors than would unitholders of a similarly organized limited partnership in the United States.

Because we are organized under the laws of the Marshall Islands and our business is operated primarily from our office in Monaco, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.

We are organized under the laws of the Marshall Islands, and all of our assets are located outside of the United States. Our business is operated primarily from our office in Monaco. In addition, our general partner is a Marshall Islands limited liability company, and our directors and officers generally are or will be non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible for unitholders to bring an action against us or against these individuals in the United States if unitholders believe that their rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Marshall Islands, Monaco and of other jurisdictions may prevent or restrict unitholders from enforcing a judgment against our assets or the assets of our general partner or our directors or officers.

Because the Public Company Accounting Oversight Board is not currently permitted to inspect registered public accounting firms in Greece, including our independent registered public accounting firm, you may not benefit from such inspections.

Auditors of U.S. public companies, including our independent registered public accounting firm, are required by the laws of the United States to undergo periodic Public Company Accounting Oversight Board (“PCAOB”) inspections to assess their compliance with U.S. law and professional standards in connection with performance of audits of financial statements filed with the SEC. The laws of certain European Union countries, including Greece, do not currently permit the PCAOB to conduct inspections of accounting firms established and operating in such European Union countries. Accordingly, the PCAOB is currently prevented from fully evaluating the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures. Unlike shareholders or potential shareholders of most U.S. public companies, our unitholders would be deprived of the possible benefits of such PCAOB inspections.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common units less attractive to investors.

We are an “emerging growth company”, as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”. We have elected to opt out of the extended transition period for complying with new or revised accounting standards under Section 107(b) of the JOBS Act, which election is irrevocable. We cannot predict if investors will find our common units less attractive because we may rely on these exemptions. If some investors find our common units less attractive as a result, there may be a less active trading market for our common units and our unit price may be more volatile.

In addition, under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act for so long as we are an emerging growth company. For as long as we take advantage of the reduced reporting obligations, the information that we provide unitholders may be different than information provided by other public companies.

Tax Risks

In addition to the following risk factors, you should read “Material U.S. Federal Income Tax Considerations” and “Non-United States Tax Consideration—Marshall Islands Tax Consequences” for a more complete discussion of the expected material U.S. federal income and Marshall Islands tax considerations relating to us and the ownership and disposition of our common units.

We may be subject to taxes, which may reduce our cash available for distribution to our unitholders.

We and our subsidiaries may be subject to tax in the jurisdictions in which we are organized or operate, reducing the amount of cash available for distribution. In computing our tax obligation in these jurisdictions, we are required to take various tax accounting and reporting positions on matters that are not entirely free from doubt and for which we have not received rulings from the governing authorities. We cannot assure you that upon review of these positions the applicable authorities will agree with our positions. A successful challenge by a tax authority could result in additional tax imposed on us or our subsidiaries, further reducing the cash available for distribution. In addition, changes in our operations or ownership could result in additional tax being imposed on us or our subsidiaries in jurisdictions in which operations are conducted.

In accordance with the currently applicable Greek law, foreign flagged vessels that are managed by Greek or foreign ship management companies having established an office in Greece are subject to duties towards the Greek state which are calculated on the basis of the relevant vessels’ tonnage. The payment of said duties exhausts the tax liability of the foreign ship owning company and the relevant manager against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel.

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. unitholders.

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes if at least 75.0% of its gross income for any taxable year consists of certain types of “passive income,” or at least 50.0% of the average value of the entity’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” generally includes dividends, interest, gains from the sale or exchange of investment property, and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. unitholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their units in the PFIC, as well as additional U.S. federal income tax filing obligations.

Based on our current and projected method of operation and on opinion of counsel, we believe that we were not a PFIC for our 2014 taxable year, and we expect that we will not become a PFIC with respect to any other taxable year. Our U.S. counsel is of the opinion that in this regard, we expect that all of the vessels in our fleet will be engaged in time chartering activities and intend to treat our income from those activities as non-passive income, and the vessels engaged in those activities as non-passive assets, for PFIC purposes. However, we cannot assure you that the method of our operations, or the nature or composition of our income or assets, will not change in the future and that we will not become a PFIC. Moreover, although there is legal authority for our position, there is also contrary authority and no assurance can be given that the Internal Revenue Service, or the IRS, will accept our position.

We may have to pay tax on U.S. source income, which would reduce our earnings.

Under the Internal Revenue Code of 1986, as amended, or the Code, 50.0% of the gross transportation income of a vessel-owning or chartering corporation that is attributable to transportation that either begins or ends, but that does not both begin and end, in the United States is characterized as U.S. source international transportation income. U.S. source international transportation income generally is subject to a 4.0% U.S. federal income tax without allowance for deduction or, if such U.S. source international transportation income is effectively connected with the conduct of a trade or business in the United States, U.S. federal corporate income tax (presently imposed at up to a 35.0% rate) as well as a branch profits tax (presently imposed at a 30.0% rate on effectively connected earnings), unless the non-U.S. corporation qualifies for exemption from tax under Section 883 of the Code.

Based on an opinion of counsel and certain assumptions and representatives, we believe that we will qualify for the statutory tax exemption under Section 883 of the Code, and we intend to take this position for U.S. federal income tax return reporting purposes. However, our position is based on certain assumptions regarding us, our units and the holders thereof, and there are factual circumstances, including some that may be beyond our control, that could cause us to fail to qualify for the benefit of this tax exemption. Furthermore, our board of directors could determine that it is in our best interests to take an action or actions that would result in this tax exemption not applying to us. In addition, our position that we qualify for this exemption is based upon legal authorities that do not expressly contemplate an organizational structure such as ours; specifically, although we have elected to be treated as a corporation for U.S. federal income tax purposes, we are organized as a limited partnership under Marshall Islands law. Therefore, we cannot give any assurance that the IRS will not take a different position regarding our qualification for this tax exemption.

If we were not entitled to the Section 883 exemption for any taxable year, we generally would be subject to a 4.0% U.S. federal gross income tax with respect to our U.S. source international transportation income or, if such U.S. source international transportation income were effectively connected with the conduct of a trade or business in the United States, U.S. federal corporate income tax as well as a branch profits tax for any such taxable year or years. Our failure to qualify for the Section 883 exemption could have a negative effect on our business and would result in decreased earnings available for distribution to our unitholders.

You may be subject to income tax in one or more non-U.S. countries, including Greece, as a result of owning our common units if, under the laws of any such country, we are considered to be carrying on business there. Such laws may require you to file a tax return with and pay taxes to those countries.

We intend that our affairs and the business of each of our subsidiaries will be conducted and operated in a manner that minimizes income taxes imposed upon us and our subsidiaries or which may be imposed upon you as a result of owning our common units. However, because we are organized as a partnership, there is a risk in some jurisdictions that our activities and the activities of our subsidiaries may be attributed to our unitholders for tax purposes and, thus, that you will be subject to tax in one or more non-U.S. countries, including Greece, as a result of owning our common units if, under the laws of any such country, we are considered to be carrying on business there. If you are subject to tax in any such country, you may be required to file a tax return with and to pay tax in that country based on your allocable share of our income. We may be required to reduce distributions to you on account of any withholding obligations imposed upon us by that country in respect of such allocation to you. The United States may not allow a tax credit for any foreign income taxes that you directly or indirectly incur.

We believe we can conduct our activities in such a manner that our unitholders should not be considered to be carrying on business in Greece solely as a consequence of the acquisition, holding, disposition or redemption of our common units. However, the question of whether either we or any of our subsidiaries will be treated as carrying on business in any particular country, including Greece, will be largely a question of fact to be determined based upon an analysis of contractual arrangements, including the Management Agreement and the Administrative Services Agreement we entered into with the Manager, and the way we conduct business or operations, all of which may change over time. Furthermore, the laws of Greece or any other country may change in a manner that causes that country’s taxing authorities to determine that we are carrying on business in such country and are subject to its taxation laws. Any foreign taxes imposed on us or any subsidiaries will reduce our cash available for distribution.

Item 4.	Information on the Partnership

A. History and Development of the Partnership

Navios Midstream was formed on October 13, 2014, as a Marshall Islands limited partnership to own, operate and acquire crude oil tankers, refined petroleum product tankers, chemical tankers, and LPG tankers under long-term employment contracts. Navios Maritime Midstream Partners GP LLC, a wholly-owned subsidiary of Navios Acquisition, was formed on October 13, 2014 to act as our general partner.

On November 18, 2014, the Company completed an Initial Public Offering (“IPO”) of its common units.

The following transactions occurred in connection with the IPO:

•	We sold 8,100,000 common units to the public in the offering, representing a 42.5% limited partner interest in us;

•	We entered into a new credit facility that provided us with financing availability of up to $126.0 million, and we borrowed $126.0 million thereunder upon the closing of the offering; and

•	Navios Acquisition contributed to us all of the outstanding shares of capital stock of two of Navios Acquisition’s vessel-owning subsidiaries (Shinyo Ocean Limited and Shinyo Kannika Limited) and Navios Acquisition sold to us all of the outstanding shares of capital stock of two of Navios Acquisition’s vessel-owning subsidiaries (Shinyo Kieran Limited and Shinyo Saowalak Limited) in exchange for total consideration of: (i) all of the net proceeds from the offering ($110.4 million based on the initial public offering price of $15.00 per common unit), (ii) $104.5 million of the $126.0 million that we borrowed under the new credit facility, (iii) the issuance of 9,342,692 subordinated units and 1,242,692 common units to Navios Acquisition and (iv) the issuance of 381,334 general partner units, representing a 2.0% general partner interest in us, and all of our incentive distribution rights, which entitled the holder to increasing percentages of the cash we distributed in excess of $0.4774 per unit per quarter, to Navios Maritime Midstream Partners GP LLC, our general partner.

At the closing of the IPO on November 18, 2014, Navios Midstream entered into the following agreements:

•	a share purchase agreement pursuant to which we have options, exercisable at any time during a two-year period, to acquire the capital stock of up to seven subsidiaries that own seven VLCCs and related time charters;

•	a Management Agreement with the Manager pursuant to which the Manager has agreed to provide us commercial and technical management services;

•	an Administrative Services Agreement with the Manager, pursuant to which the Manager has agreed to provide to us administrative services; and

•	an omnibus agreement with Navios Holdings, Navios Acquisition, Navios Partners, our general partner and others, governing, among other things:

•	when we, Navios Acquisition, Navios Holdings and Navios Partners may compete with each other; and

•	certain rights of first offer on VLCCs, crude oil tankers, refined petroleum product tankers, chemical tankers and LPG tankers.

•	backstop agreement, dated as of November 18, 2014, between Navios Midstream and Navios Acquisition.

•	option vessels backstop agreement, dated as of November 18, 2014, between Navios Midstream and Navios Acquisition.

Please read “Item 7. —Major Unitholders and Related Party Transactions.”

As of December 31, 2014 and as of March 16, 2015, there were outstanding: 9,342,692 common units, 9,342,692 subordinated units and 381,334 general partnership units. As of December 31, 2014 and as of March 16, 2015, Navios Acquisition owned a 57.5% limited partner interest in Navios Midstream, which includes a 2.0% general partner interest.

B. Business Overview

Introduction

We are a growth oriented limited partnership formed to own, operate and acquire crude oil tankers under long-term employment contracts. In the future, to the extent opportunities arise, we may also seek to own, operate and acquire refined petroleum product tankers, chemical tankers, and liquefied petroleum gas, or LPG, tankers under long-term employment contracts. We intend to charter our vessels under long-term employment contracts to international oil companies, refiners, and large vessel operators.

Our Fleet

Our fleet consists of four VLCCs, which have an average remaining employment term of approximately 7.3 years. They are chartered to two strong counterparties, Cosco Dalian, which is wholly owned by the COSCO Group, a Chinese state-owned enterprise, and Formosa Petrochemical, a Taiwan Stock Exchange-listed company. Pursuant to the share purchase agreement we entered into with Navios Acquisition at the closing of the IPO, we have the right to purchase up to seven additional VLCCs from Navios Acquisition. Generally, we expect to finance the acquisition of any or all of the seven additional VLCCs we may elect to purchase with cash from operations, bank borrowings and the issuance of debt and equity securities.

The following table provides summary information about our fleet as of March 16, 2015:

Vessels	Type	Built/ Delivery Date	DWT	Net Charter Rate(1)	Profit Share to Owner			Expiration Date(2)	Remaining Payment Period
Shinyo Ocean	VLCC	2001	281,395	$38,400	50% above $	43,500	(4)	January 2017	3.8 years	(3)
Shinyo Kannika	VLCC	2001	287,175	$38,025	50% above $	44,000	(5)	February 2017	3.9 years	(3)
Shinyo Saowalak	VLCC	2010	298,000	$48,153	35% above $ 40% above $ 50% above $	54,388 59,388 69,388	(6) (6) (6)	June 2025	10.3 years
Shinyo Kieran	VLCC	2011	297,066	$48,153	35% above $ 40% above $ 50% above $	54,388 59,388 69,388	(6) (6) (6)	June 2026	11.2 years

(1)	Net time charter-out rate per day in dollars (net of commissions).
(2)	Estimated dates assuming midpoint of redelivery of charterers.
(3)	Includes a backstop period of 2.0 years for Shinyo Ocean and 2.0 years for Shinyo Kannika. Navios Acquisition has provided a backstop commitment to charter-in the vessels for a two-year period at the time of their redelivery at the currently contracted rate if the market charter rate is lower than the currently contracted rate. Conversely, if market charter rates are higher than the currently contracted rates at the time of the redelivery of the vessels, such vessels will be chartered out to third-party charterers at prevailing market rates and Navios Acquisition’s backstop commitment will not be triggered. The backstop commitment does not include the profit share as set forth in the table. All data in the table is based on a charter length inclusive of both the initial and backstop periods.
(4)

Calculated semi-annually on the basis of the daily values of the Baltic Exchange Tanker Route AG/Japan for the past two quarters adjusted for the vessel’s specifications (i.e. actual consumption and other voyage expenses). Any profit is split between the owner and the charterer with the owner receiving the percentage stated in the table above.
(5)	Calculated semi-annually on the basis of the weighted average of the daily values of four Baltic Exchange Tanker Routes for the past two quarters adjusted for certain agreed specifications (i.e. actual consumption and other voyage expenses). Any profit is split between the owner and the charterer with the owner receiving the percentage stated in the table above.
(6)	Calculated annually on the basis of the weighted average of the daily values of four Baltic Exchange Tanker Routes for the past four quarters adjusted for certain agreed specifications (i.e. actual consumption and other voyage expenses). Any profit is split between the owner and the charterer with the owner receiving the percentage stated in the table above.

Option Vessels

We have options, exercisable for a period of two years following from the closing of the IPO, to purchase the following seven VLCCs from Navios Acquisition at fair market value. Although we anticipate that we may exercise some or all of our options to purchase the following seven VLCCs, the timing of such purchases is uncertain and each such purchase is subject to various conditions, including reaching an agreement with Navios Acquisition regarding the fair market value of the vessel and the availability of financing, which we anticipate would be from external sources. Generally, we expect to finance the acquisition of any or all of the seven additional VLCCs we may elect to purchase with cash from operations, bank borrowings and the issuance of debt and equity securities.

The following table provides summary information about the vessels subject to the options as of March 16, 2015:

Vessels	Type	Built/ Delivery Date	DWT	Net Charter Rate(1)		Profit Share to Owner			Expiration Date(2)	Remaining Payment Period
C. Dream	VLCC	2000	298,570	$29,625		50% above $ 40% above $	30,000 40,000	(6) (6)	March 2019	4.0 years
Nave Celeste	VLCC	2003	298,717	$42,705			—		December 2016	3.8 years(5)
Nave Galactic	VLCC	2009	297,168	Floating Rate	(3)		—		March 2015	4.0 years(5)
Nave Quasar	VLCC	2010	297,376	$25,350		50% above $	29,250	(7)	February 2016	4.9 years(5)
Nave Buena Suerte	VLCC	2011	297,491	Floating Rate	(4)		—		June 2015	0.3 years
Nave Neutrino	VLCC	2003	298,287	Floating Rate	(3)		—		October 2015	0.5 years
Nave Electron	VLCC	2002	305,178	Floating Rate	(4)		—		July 2015	0.3 years

(1)	Net time charter-out rate per day in dollars (net of commissions).
(2)	Estimated dates assuming midpoint of redelivery of charterers.
(3)	Rate is based upon daily Baltic International Tanker Routes, Route Tanker Dirty 3 ME Gulf to Japan adjusted for vessel’s service speed/cons.
(4)	Rate based on VLCC pool earnings.
(5)	Includes a backstop period of 2.0 years for Nave Celeste and a backstop period of 4.0 years for both Nave Galactic and Nave Quasar. Navios Acquisition has provided a backstop commitment to charter-in the Nave Celeste for a two-year period at the time of her redelivery at the currently contracted rate if the market charter rate is lower than the currently contracted rate. Navios Acquisition has provided a backstop commitment to charter Nave Galactic and Nave Quasar for a four year period at the net time charter-out rate per day (net of commissions) of $35,000 if the market charter rate is lower than the charter-out rate of $35,000. Conversely, if market charter rates are higher, such vessels will be chartered out to third-party charterers at prevailing market rates and Navios Acquisition’s backstop commitment will not be triggered. The backstop commitment does not include the profit share as set forth in the table. All data in the table is based on a charter length inclusive of both the initial and backstop periods.
(6)	Calculated annually based on the actual earnings of the vessel. Any profit is split between the owner and the charterer with the owner receiving the percentage stated in the table above.

(7)	Calculated semi-annually based on the actual earnings of the vessel. Any profit is split between the owner and the charterer with the owner receiving the percentage stated in the table above.

Our Competitive Strengths

We believe we are well positioned to capitalize on existing business opportunities because of the following competitive strengths:

•	Stable cash flows based on long-term charters. We believe that the long-term, fixed-rate nature of our charters, our profit sharing arrangements and our fixed rate Management Agreement will provide a stable base of revenue and predictable expenses that will result in stable cash flows. In addition, we believe the potential exercise of our option to purchase up to seven additional VLCCs and the potential opportunity to purchase additional vessels from Navios Acquisition pursuant to the right of first offer given in connection with our omnibus agreement, provide visible future growth in our revenue, operating income and distributable cash flow. We believe these as well as future acquisition opportunities will provide us with a way to grow our distributions per unit.

•	Strong relationship with Navios Holdings. We believe our relationship with Navios Holdings and its affiliates provides us with numerous benefits that are key to our long-term growth and success, including Navios Holdings’ expertise in commercial management, reputation within the shipping industry and network of strong relationships with many of the world’s leading crude producers, traders and exporters, industrial end-users, shipyards, and shipping companies. We also benefit from Navios Holdings’ expertise in technical management and its ability to meet the rigorous vetting processes of some of the world’s most selective major international oil companies.

•	Modern fleet built to high specifications. Our fleet consists of four modern VLCCs. We also have an option to acquire up to seven additional VLCCs. We believe that our high-quality fleet provides us with a competitive advantage in the time charter market, where vessel age and quality are of significant importance in competing for business. We have completed the pre-qualification process required by major energy companies, including BP, Chevron, Philips 66, Shell, Vela International Marine and Koch Industries and we believe our ability to comply with these rigorous and comprehensive standards relative to less qualified or less experienced operators allows us to compete effectively for new charters.

•	Operating visibility through long-term charters with strong counterparties. All of our vessels are chartered out under long-term time charters with an average remaining employment term of 7.3 years to two strong counterparties, Cosco Dalian, which is wholly owned by the COSCO Group, a Chinese state-owned enterprise, and Formosa Petrochemical, a Taiwan Stock Exchange-listed company with a market capitalization of approximately $23 billion. We believe our existing charter coverage with strong counterparties provides us with predictable contracted revenues and operating visibility.

•	Financial strength and flexibility. We are targeting a relatively conservative leverage profile in order to allow for future flexibility in capital deployment. We also believe we will have access to public debt and equity markets in order to pursue expansion opportunities.

Business Strategies

Our primary business objective is to increase quarterly distributions per unit over time by executing the following strategies:

•

Continue to grow and diversify our fleet of owned and chartered-in vessels. We will seek to make strategic acquisitions to expand our fleet in order to capitalize on the demand for crude, refined product, chemical and LPG tankers in a manner that is accretive to distributable cash flow per unit. Under the share purchase agreement that we entered into with Navios Acquisition, we have the option to purchase up to seven additional VLCC vessels. Additionally, during the term of the omnibus agreement, we have the right to purchase from Navios Acquisition any VLCC, crude oil tanker, refined petroleum product tanker, chemical tanker or LPG tanker under a long-term charter agreement or existing VLCC, crude oil tanker, refined petroleum product tanker, chemical tanker or LPG tanker in the Navios Acquisition fleet that enters into a long-term charter agreement of five years or more. We believe that our long-term charters, strong relationships with reputable shipyards and financial flexibility will allow us to make additional accretive acquisitions based on our judgment and experience as to prevailing market conditions.

•	Pursue stable cash flows through long-term charters for our fleet. We intend to continue to utilize long-term, fixed-rate charters for our existing fleet through renewal of existing or new charters with built-in profit sharing arrangements. Currently, the vessels in our fleet have an average remaining employment term of 7.3 years and have staggered charter expirations with no more than two vessels subject to re-chartering in any one year. Our long-term, fixed-rate charters with profit sharing will provide us stable cash flows.

•	Our relationship with the Navios Group (“Navios Holdings, Navios Acquisition, Navios Partners, Navios Midstream Partners and any one or more of our and their subsidiaries”) provides us with several commercial and operational advantages. In a highly fragmented industry, we believe that our relationship with the Navios Group provides us with several advantages. First, it creates economies of scale resulting in efficient spreading of overhead and other costs, which in turn results in lower operating expenditures than the industry average. Second, we believe that major oil companies and oil producers generally prefer to charter tankers from a limited number of large tanker fleet operators from whom they have previously chartered tankers and whose fleets they have pre-approved for quality, rather than smaller shipping companies which constitute a large proportion of the highly fragmented international tanker fleet. Finally, the Navios Group’s active and extensive involvement in the large tanker market provides us with access to reliable, in-depth and up-to-date market information.

•	Provide superior customer service by maintaining high standards of performance, reliability and safety. Our customers seek transportation partners that have a reputation for high standards of performance, reliability and safety. We intend to use Navios Holdings’ excellent vessel safety record, compliance with rigorous health, safety and environmental protection standards, operational expertise and customer relationships to further expand a sustainable competitive advantage and consistent delivery of superior customer service.

Our Customers

We provide seaborne shipping services under long-term time charters with customers that we believe are creditworthy. Currently, our customers are Cosco Dalian and Formosa Petrochemical.

Although we believe that if any one of our charters were terminated, we could recharter the related vessel at a favorable rate relatively quickly, the permanent loss of a significant customer or a substantial decline in the amount of services requested by a significant customer could harm our business, financial condition and results of operations if we were unable to recharter our vessel on a favorable basis due to then-current market conditions, or otherwise.

Competition

The market for international seaborne crude oil transportation services is fragmented and highly competitive. Seaborne crude oil transportation services generally are provided by two main types of operators: major and national oil company captive fleets (both private and state-owned) and independent ship owner fleets. In addition, several owners and operators pool their vessels together on an ongoing basis, and such pools are available to customers to the same extent as independently owned and operated fleets. Many major and national oil companies and other oil trading companies also operate their own vessels and use such vessels not only to transport their own crude oil but also to transport crude oil for third party charterers in direct competition with independent owners and operators in the tanker charter market. Competition for charters is intense and is based upon price, location, size, age, condition and acceptability of the vessel and its manager. Due in part to the fragmented tanker market, competitors with greater resources could enter the tanker market and operate larger fleets through acquisitions or consolidations and may be willing or able to accept lower prices than us, which could result in our achieving lower revenues from our vessels. See “Risk Factors—Our growth depends on our ability to obtain customers, for which we face substantial competition. In the highly competitive tanker industry, we may not be able to compete for charters with new entrants or established companies with greater resources, which may adversely affect our results of operations.”

Time Charters

A time charter is a contract for the use of a vessel for a fixed period of time at a specified daily rate. Under a time charter, the vessel owner provides crewing and other services related to the vessel’s operation, the cost of which is included in the daily rate and the customer is responsible for substantially all of the vessel voyage costs. All of the vessels in our fleet are hired out under time charters, and we intend to continue to hire out our vessels under time charters. The following discussion describes the material terms common to all of our time charters.

Base Hire Rate

“Base hire rate” refers to the basic payment from the customer for the use of the vessel. The hire rate is generally payable monthly, in advance on the first day of each month, in U.S. Dollars as specified in the charter.

Expenses

Management fees: Under the terms of our Management Agreement with the Manager, we pay a daily fee of $9,500 per owned VLCC for commercial and technical management services. This fee, that has been fixed for the first two years of the Management Agreement, covers vessel operating expenses, which include crewing, repairs and maintenance and insurance. Drydocking and special survey costs are paid to the Manager at cost. The Manager is directly responsible for providing all of these items and services. The charterer generally pays the voyage expenses, which include all expenses relating to particular voyages, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. The initial term of the Management Agreement expires in November 2019. During the remaining three years of the term of the Management Agreement, we expect that we will reimburse the Manager for all of the actual operating costs and expenses it incurs in connection with the management of our fleet.

General and administrative expenses: Under the terms of the Administrative Services Agreement that we entered into at the closing of our IPO, the Manager provides us certain administrative management services which include: rent, bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services.

Off-hire

When the vessel is “off-hire,” the charterer generally is not required to pay the base hire rate, and we are responsible for all costs. Prolonged off-hire may lead to vessel substitution or termination of the time charter. A vessel generally will be deemed off-hire if there is a loss of time due to, among other things:

•	operational deficiencies; drydocking for repairs, maintenance or inspection; equipment breakdowns; or delays due to accidents, crewing strikes, certain vessel detentions or similar problems; or

•	the shipowner’s failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew.

Under our charters, the charterer is permitted to terminate the time charter if the vessel is off-hire for an extended period, such period ranging from 7 to 180 consecutive off-hire days.

Termination

We are generally entitled to suspend performance under the time charters covering our vessels if the customer defaults in its payment obligations. Under some of our time charters, either party may terminate the charter in the event of war in specified countries or in locations that would significantly disrupt the free trade of the vessel Some of our time charters covering our vessels require us to return to the charterer, upon the loss of the vessel, all advances paid by the charterer but not earned by us.

Management of Ship Operations, Administration and Safety

Navios Holdings provides, through a wholly owned subsidiary, expertise in various functions critical to our operations. Pursuant to the Management Agreement and an Administrative Services Agreement we entered into with the Manager, we have access to human resources, financial and other administrative functions, including:

•	bookkeeping, audit and accounting services;

•	administrative and clerical services;

•	banking and financial services; and

•	client and investor relations.

Technical management services are also provided, including:

•	commercial management of the vessel;

•	vessel maintenance and crewing;

•	purchasing and insurance; and

•	shipyard supervision.

Oil Company Tanker Vetting Process

Traditionally there have been relatively few charterers in the oil transportation business and that part of the industry has been undergoing consolidation. The so called “oil majors”, such as Exxon Mobil, BP, Royal Dutch Shell, Chevron, ConocoPhillips and Total, together with a few smaller companies, represent a significant percentage of the production, trading and, especially, seaborne transportation of crude oil and refined petroleum products worldwide. Concerns about the environment have led oil majors to develop and implement a strict due diligence process, known as vetting, when selecting vessels and considering their managers. Vetting has evolved into a sophisticated and comprehensive assessment of both the vessel and the vessel manager. While numerous factors are considered and evaluated prior to a commercial decision, the oil majors, through their association, Oil Companies International Marine Forum (OCIMF), have developed two basic assessment tools: the Ship Inspection Report program, which is known as SIRE, and the Tanker Management & Self Assessment program, which is known as TMSA. Based upon commercial risk, there are three levels of assessment used by oil majors:

•	terminal use, which clears a vessel to call at one of the oil major’s terminals;

•	voyage charter, which clears the vessel for a single voyage; and

•	period charter, which clears the vessel for use for an extended period of time.

The depth and complexity of each of these levels of assessment varies. Each charter agreement for our vessels requires that the applicable vessel have a valid SIRE report (less than six months old) in the OCIMF website as recommended by OCIMF. In addition, under the terms of the charter agreements, the charterers require that our vessels and their technical managers be vetted and approved to transport crude oil or refined petroleum products (as applicable). The technical manager is responsible for obtaining and maintaining the vetting approvals required to successfully charter our vessels.

Crewing and Staff

The Manager crews its vessels primarily with Greek, Filipino, Romanian, Indian, Russian and Ukrainian officers and Filipino and Indian seamen. The Manager is responsible for selecting its Greek officers. For other nationalities, officers and seamen are referred to us by local crewing agencies. We require that all of its seamen have the qualifications and licenses required to comply with international regulations and shipping conventions.

Risk of Loss and Liability Insurance

General

The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, and cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. The OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of any vessel trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the United States market. While we believe that our present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

Hull and Machinery Insurance

We have obtained marine hull and machinery and war risk insurance, which includes the risk of actual or constructive total loss, for all of our vessels. The vessels will each be covered up to at least fair market value, with deductibles of $250,000. We have also extended our war risk insurance to include war loss of hire for any loss of time to the vessel, including for physical repairs, caused by a warlike incident and piracy seizure for up to 270 days of detention / loss of time. There are no deductibles for the war risk insurance or the war loss of hire cover.

We have arranged, as necessary, increased value insurance for our vessels. With the increased value insurance, in case of total loss of the vessel, we will be able to recover the sum insured under the increased value policy in addition to the sum insured under the hull and machinery policy. Increased value insurance also covers excess liabilities that are not recoverable in full by the hull and machinery policies by reason of underinsurance. We do not expect to maintain loss of hire insurance for our vessels. Loss of hire insurance covers business interruptions that result in the loss of use of a vessel.

Protection and Indemnity Insurance

Protection and indemnity insurance is expected to be provided by mutual protection and indemnity associations, or P&I Associations, who indemnify members in respect of discharging their tortious, contractual or statutory third-party legal liabilities arising from the operation of an entered ship. Such liabilities include but are not limited to third-party liability and other related expenses from injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations and always provided in accordance with the applicable associations’ rules and members’ agreed upon terms and conditions.

Navios Midstream’s fleet is currently entered for protection and indemnity insurance with International Group associations where, in line with all International Group Clubs, coverage for oil pollution is limited to $1.0 billion per event. The 13 P&I Associations that comprise the International Group insure approximately 95% of the world’s commercial tonnage and have entered into a pooling agreement to collectively reinsure each association’s liabilities. Each vessel that Navios Midstream acquires will be entered with P&I Associations of the

International Group. Under the International Group reinsurance program for the current policy year, each P&I club in the International Group is responsible for the first $9.0 million of every claim. In every claim the amount in excess of $9.0 million and up to $80.0 million is shared by the clubs under the pooling agreement. Any claim in excess of $80.0 million is reinsured by the International Group in the international reinsurance market under the General Excess of Loss Reinsurance Contract. This policy currently provides an additional $2.0 billion of coverage for non-oil pollution claims. Further to this, an additional reinsurance layer has been placed by the International Group for claims up to $1 billion in excess of $2.08 billion, i.e. $3.08 billion in total. For passengers and crew claims the overall limit is $3.0 billion for any one event with any one vessel with a sub-limit of $2.0 billion for passengers. With the exception of pollution, passenger or crew claims, should any other P&I claim exceed Group reinsurance limits, the provisions of all International Group Club’s overspill claim rules will operate and members of any International Group Club will be liable for additional contributions in accordance with such rules. To date, there has never been an overspill claim, or one even nearing this level.

As a member of a P&I Association, which is a member of the International Group, Navios Midstream will be subject to calls payable to the associations based on the individual fleet record, the associations’ overall claim records as well as the claim records of all other members of the individual associations, and members of the pool of P&I Associations comprising the International Group. The P&I Associations’ policy year commences on February 20th. Calls are levied by means of Estimated Total Premiums (“ETP”) and the amount of the final installment of the ETP varies according to the actual total premium ultimately required by the club for a particular policy year. Members have a liability to pay supplementary calls which might be levied by the board of directors of the club if the ETP is insufficient to cover amounts paid out by the club.

Should a member leave or entry cease with any of the associations, at the Club’s Managers discretion, they may be also be liable to pay release calls or provide adequate security for the same amount. Such calls are levied in respect of potential outstanding Club/Member liabilities on open policy years and include but are not limited to liabilities for deferred calls and supplementary calls.

Uninsured Risks

Not all risks are insured and not all risks are insurable. The principal insurable risks which nonetheless remain uninsured across our fleet are “loss of hire” and “strikes,” except in cases of loss of hire due to war or a piracy event. Specifically, Navios Midstream does not insure these risks because the costs are regarded as disproportionate. These insurances provide, subject to a deductible, a limited indemnity for hire that would not be receivable by the shipowner for reasons set forth in the policy. Should a vessel on time charter, where the vessel is paid a fixed hire day by day, suffer a serious mechanical breakdown, the daily hire will no longer be payable by the charterer. Under some circumstances, an event of force majeure may also permit the charterer to terminate the time charter or suspend payment of charter hire. The purpose of the loss of hire insurance is to secure the loss of hire during such periods. In the case of strikes insurance, if a vessel is being paid a fixed sum to perform a voyage and the ship becomes strike bound at a loading or discharging port, the insurance covers the loss of earnings during such periods.

Governmental and Other Regulations

Sources of applicable rules and standards

Shipping is one of the world’s most heavily regulated industries, and, in addition, it is subject to many industry standards. Government regulation significantly affects the ownership and operation of vessels. These regulations consist mainly of rules and standards established by international conventions, but they also include national, state, and local laws and regulations in force in jurisdictions where vessels may operate or are registered, and which are commonly more stringent than international rules and standards. This is the case particularly in the United States and, increasingly, in Europe.

A variety of governmental and private entities subject vessels to both scheduled and unscheduled inspections. These entities include local port authorities (the U.S. Coast Guard, harbor masters or equivalent entities), classification societies, flag state administration (country vessel of registry), and charterers, particularly terminal operators. Certain of these entities require vessel owners to obtain permits, licenses, and certificates for the operation of their vessels. Failure to maintain necessary permits or approvals could require a vessel owner to incur substantial costs or temporarily suspend operation of one or more of its vessels.

Heightened levels of environmental and quality concerns among insurance underwriters, regulators, and charterers continue to lead to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. Vessel owners are required to maintain operating standards for all vessels that will emphasize operational safety, quality maintenance, continuous training of officers and crews and compliance with U.S. and international regulations.

The International Maritime Organization, or IMO, has adopted a number of international conventions concerned with ship safety and with preventing, reducing or controlling pollution from ships. These fall into two main categories, consisting firstly of those concerned generally with ship safety standards, and secondly of those specifically concerned with measures to prevent pollution.

Ship safety regulations

In the former category the primary international instrument is the Safety of Life at Sea Convention of 1974, as amended, or SOLAS, together with the regulations and codes of practice that form part of its regime. Much of SOLAS is not directly concerned with preventing pollution, but some of its safety provisions are intended to prevent pollution as well as promote safety of life and preservation of property. These regulations have been and continue to be regularly amended as new and higher safety standards are introduced with which we are required to comply.

An amendment of SOLAS introduced the International Safety Management (ISM) Code, which has been effective since July 1998. Under the ISM Code the party with operational control of a vessel is required to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by the flag state for the vessel, under the ISM Code. Noncompliance with the ISM Code and other IMO regulations, such as the mandatory ship energy efficiency management plan (“SEEMP”) which is akin to a safety management plan and came into effect on January 1, 2013, may subject a ship owner to increased liability, may lead to decreases in available insurance coverage for affected vessels, and may result in the denial of access to, or detention in, some ports. For example, the United States Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in ports in the United States and European Union.

Security regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. In 2002, Marine Transportation Security Act (“MTSA”) came into effect. To implement certain portions of the MTSA, in 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in 2002, amendments to SOLAS imposed various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facility Security Code (“ISPS Code”). Among the various requirements are:

•	on-board installation of automatic information systems to enhance vessel-to-vessel and vessel-to shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans; and

•	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels had on board, by July 1, 2004, a valid International Ship Security Certificate (“ISSC”) that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code.

International regulations to prevent pollution from ships

In the second main category of international regulation, the primary instrument is the International Convention for the Prevention of Pollution from Ships, or MARPOL, which imposes environmental standards on the shipping industry set out in Annexes I-VI of MARPOL. These contain regulations for the prevention of pollution by oil (Annex I), by noxious liquid substances in bulk (Annex II), by harmful substances in packaged forms within the scope of the International Maritime Dangerous Goods Code (Annex III), by sewage (Annex IV), by garbage (Annex V), and by air emissions (Annex VI).

These regulations have been and continue to be regularly amended as new and higher standards of pollution prevention are introduced with which we are required to comply. For example, MARPOL Annex VI, together with the NOx Technical Code established thereunder, sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. It also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on emissions. Originally adopted in September 1997, Annex VI came into force in May 2005 and was amended in October 2008 (as was the NOx Technical Code) to provide for progressively more stringent limits on such emissions from 2010 onwards. The revised Annex VI provides, in particular, for a reduction of the global sulfur cap, initially to 3.5% (from the previous cap of 4.5%), with effect from January 1, 2012, then progressively reducing to 0.50% effective from January 1, 2020, subject to a feasibility review to be completed no later than 2018 (regarding the availability of compliant fuel which could defer the requirement to January 1, 2025); and the establishment of new tiers of stringent nitrogen oxide emissions standards for marine engines, depending on their date of installation. We anticipate incurring costs in complying with these more stringent standards.

The revised Annex VI further allows for designation, in response to proposals from member parties, of Emission Control Areas (ECAs) that impose accelerated and/or more stringent requirements for control of sulfur oxide, particulate matter, and nitrogen oxide emissions. Thus far, ECAs have been formally adopted for the Baltic Sea area (limits SOx emissions only); the North Sea area including the English Channel (limiting SOx emissions only) and the North American ECA (which came into effect from August 1, 2012 limiting SOx, NOx and particulate matter emissions). The United States Caribbean Sea ECA entered into force on January 1, 2013 and has been effective since January 1, 2014, limiting SOx, NOx and particulate matter emissions. For the currently-designated ECAs, much lower sulfur limits on fuel oil content are being phased in (0.1% from January 1, 2015). At its 66th Session, the MEPC adopted amendments (expected to enter into force in September 2015) to MARPOL Annex VI, regulation 13, regarding NOx and the date for the implementation of the “Tier III” standards within ECAs. These amendments provide, inter alia, that such standards, applicable on January 1, 2016, will be applied to marine diesel engines installed on ships which operate in the North American ECA or the U.S. Caribbean Sea ECA and to installed marine diesel engines which operate in other ECAs which might be designated in the future for Tier III NOx control. At its 67th Session, the MEPC instructed the correspondence group, which is developing a draft framework for a methodology to determine whether sufficient fuel meeting the requirements of regulation 14 (SOx and particulate matter) is likely to be available by the effective date, to submit a final report to MEPC 68. These more stringent fuel standards are expected to require measures such as fuel switching, vessel modification adding distillate fuel storage capacity, or addition of exhaust gas cleaning scrubbers, to achieve compliance, and may require installation and operation of further control equipment at significantly increased cost.

The revised Annex I to the MARPOL Convention entered into force in January 2007. It incorporates various amendments to the MARPOL Convention and imposes construction requirements for oil tankers delivered on or after January 1, 2010. On August 1, 2007, Regulation 12A (an amendment to Annex I) came into force imposing performance standards for accidental oil fuel outflow and requiring oil fuel tanks to be located inside the double-hull in all ships with an aggregate oil fuel capacity of 600 cubic meters and above, and which are delivered on or after August 1, 2010, including ships for which the building contract is entered into on or after August 1, 2007 or, in the absence of a contract, for which keel is laid on or after February 1, 2008. We intend that all of our newbuild tanker vessels, if any, will comply with Regulation 12A.

Greenhouse gas emissions

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the greenhouse gas emissions from international shipping do not come under the Kyoto Protocol.

In December 2011, UN climate change talks took place in Durban and concluded with an agreement referred to as the Durban Platform for Enhanced Action. In preparation for the Durban Conference, the International Chamber of Shipping (“ICS”) produced a briefing document, confirming the shipping industry’s commitment to cut shipping emissions by 20% by 2020, with significant further reductions thereafter. The ICS called on the participants in the Durban Conference to give the IMO a clear mandate to deliver emissions reductions through market-based measures, for example a shipping industry environmental compensation fund. Notwithstanding the ICS’s request for global regulation of the shipping industry, the Durban Conference did not result in any proposals specifically addressing the shipping industry’s role in climate change. The European Union announced in April 2007 that it planned to expand the European Union emissions trading scheme by adding vessels, and a proposal from the European Commission was expected if no global regime for reduction of seaborne emissions had been agreed by the end of 2011. As of January 31, 2013, the Commission stopped short of proposing that emissions from ships be included in the EU’s emissions-trading scheme (“ETS”). However, on October 1, 2012, it announced that it would propose measures to monitor, verify and report on greenhouse gas emissions from the shipping sector. On June 28, 2013, the European Commission adopted a Communication setting out a strategy for progressively including greenhouse gas emissions from maritime transport in the EU’s policy for reducing its overall GHG emissions. The first step proposed by the Commission is an EU Regulation that would establish an EU-wide system for the monitoring, reporting and verification of carbon dioxide emissions from large ships starting in 2018. The draft Regulation is currently working its way through the various stages of the EU legislative process and obtained Council agreement on December 17, 2014. The Regulation will now move to legal and linguistic review before moving to the Parliament for final approval. If adopted, the Regulation will take effect on July 1, 2015, with monitoring, reporting and verification requirements beginning on January 1, 2018. This Regulation may be seen as indicative of an intention to maintain pressure on the international negotiating process. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, or individual countries where we operate, including the U.S., that restrict emissions of greenhouse gases from vessels could require us to make significant financial expenditures we cannot predict with certainty at this time.

Other international regulations to prevent pollution

In addition to MARPOL, other more specialized international instruments have been adopted to prevent different types of pollution or environmental harm from ships. In February 2004, the IMO adopted an

International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits.

The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. To date, there has not been sufficient adoption of this standard by member-states representing enough of the gross tonnage of the world’s fleet for it to take force. However, as of February 12, 2015, the Convention has been ratified by 44 states, representing 32.86% of the global merchant shipping fleet’s gross tonnage and its entry-into-force with attendant compliance costs may therefore be anticipated in the foreseeable future.

European regulations

European regulations in the maritime sector are in general based on international law. However, since the Erika incident in 1999, the European Community has become increasingly active in the field of regulation of maritime safety and protection of the environment. It has been the driving force behind a number of amendments of MARPOL (including, for example, changes to accelerate the time-table for the phase-out of single hull tankers, and to prohibit the carriage in such tankers of heavy grades of oil), and if dissatisfied either with the extent of such amendments or with the time-table for their introduction it has been prepared to legislate on a unilateral basis. It should be noted, for instance, that the EU has its own regime as far as ship emissions are concerned and whilst it does in some respects reflect the IMO regime, this is not always the case. As far as sulfur dioxide emissions are concerned, for example, the EU regulation has not just caught up with the IMO limits for sulfur in ECAs, but it continues to have certain elements that exceed IMO regulations (e.g., as of January 1, 2015, EU Member States must ensure that ships in the Baltic, the North Seam and the English Channel are using gas oils with a sulphur content of no more than 0.10%).

In some instances where it has done so, international regulations have subsequently been amended to the same level of stringency as that introduced in Europe, but the risk is well established that EU regulations may from time to time impose burdens and costs on shipowners and operators which are additional to those involved in complying with international rules and standards.

In some areas of regulation the EU has introduced new laws without attempting to procure a corresponding amendment of international law. Notably, it adopted in 2005 a directive on ship-source pollution, imposing criminal sanctions for pollution not only where this is caused by intent or recklessness (which would be an offense under MARPOL), but also where it is caused by “serious negligence.” The directive could therefore result in criminal liability being incurred in circumstances where it would not be incurred under international law. Experience has shown that in the emotive atmosphere often associated with pollution incidents, retributive attitudes towards ship interests have found expression in negligence being alleged by prosecutors and found by courts. Moreover, there is skepticism that the notion of “serious negligence” is likely to prove any narrower in practice than ordinary negligence. Criminal liability for a pollution incident could not only result in us incurring substantial penalties or fines but may also, in some jurisdictions, facilitate civil liability claims for greater compensation than would otherwise have been payable.

United States environmental regulations and laws governing civil liability for pollution

Environmental legislation in the United States merits particular mention as it is in many respects more onerous than international laws, representing a high-water mark of regulation with which shipowners and operators must comply, and of liability likely to be incurred in the event of non-compliance or an incident causing pollution.

U.S. federal legislation, including notably the Oil Pollution Act of 1990, or OPA, establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills, including cargo or bunker oil spills from tankers. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone. Under OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or substantial threats of discharges, of oil from their vessels. In addition to potential liability under OPA as the relevant federal legislation, vessel owners may in some instances incur liability on an even more stringent basis under state law in the particular state where the spillage occurred.

Title VII of the Coast Guard and Maritime Transportation Act of 2004, or the CGMTA, amended OPA to require the owner or operator of any non-tank vessel of 400 gross tons or more, that carries oil of any kind as a fuel for main propulsion, including bunkers, to prepare and submit a response plan for each vessel on or before August 8, 2005. The implementing regulations took effect on October 30, 2013. The vessel response plans must include detailed information on actions to be taken by vessel personnel to prevent or mitigate any discharge or substantial threat of such a discharge of ore from the vessel due to operational activities or casualties.

OPA currently limits liability of the responsible party for single-hull tank vessels over 3,000 gross tons liability to the greater of $3,200 per gross ton or $23.5 million (this amount is reduced to $6.4 million if the vessel is less than 3,000 gross tons).For tank vessels over 3,000 gross tons, other than a single-hull vessel, liability is limited to $2,000 per gross ton or $17.0 million (or $4.27 million for a vessel less than 3,000 gross tons), whichever is greater. These amounts are periodically adjusted for inflation. On August 19, 2014, the Coast Guard proposed to increase these OPA liability limits but a final rule has not yet been promulgated. These limits of liability do not apply if an incident was directly caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

In response to the Deepwater Horizon incident in the Gulf of Mexico, in 2010 the U.S. Congress has proposed, but has not formally adopted legislation that would amend OPA to mandate stronger safety standards and increased liability and financial responsibility for offshore drilling operations, but the bill did not seek to change the OPA liability limits applicable to vessels. While Congressional activity on this topic is expected to continue to focus on offshore facilities rather than on vessels generally, it cannot be known with certainty what form any such new legislative initiatives may take.

In addition, the Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, which applies to the discharge of hazardous substances (other than oil) whether on land or at sea, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $0.5 million for vessels not carrying hazardous substances as cargo or residue, unless the incident is caused by gross negligence, willful misconduct, or a violation of certain regulations, in which case liability is unlimited.

Similarly, in response to the Deepwater Horizon incident, the European Union has issued Directive 2013/30/EU of the European Parliament and of the Council of June 12, 2013 on safety of offshore oil and gas operations. The objective of this Directive is to reduce as far as possible the occurrence of major accidents relating to offshore oil and gas operations and to limit their consequences, thus increasing the protection of the marine environment and coastal economies against pollution, establishing minimum conditions for safe offshore exploration and exploitation of oil and gas and limiting possible disruptions to Union indigenous energy production, and to improve the response mechanisms in case of an accident. The Directive has to be implemented by July 19th, 2015. As far as the environment is concerned, in the UK there will be new regulations: the Offshore Petroleum Activities (Offshore Safety Directive) (Environmental Functions) Regulations 2015 (OSDEF), will amend the Merchant Shipping (Oil Pollution Preparedness, Response and Cooperation Convention) Regulations 1998 (OPRC 1998) and implement other environmental Directive requirements, specifically the Environmental

Management System. The Offshore Petroleum Licensing (Offshore Safety Directive) Regulations 2015, will implement the licensing Directive requirements. There will also be changes to the Oil Pollution Emergency Plans Regualtions 1998.

We currently maintain, for each of our owned vessels, insurance coverage against pollution liability risks in the amount of $1.0 billion per incident. The insured risks include penalties and fines as well as civil liabilities and expenses resulting from accidental pollution. However, this insurance coverage is subject to exclusions, deductibles and other terms and conditions. If any liabilities or expenses fall within an exclusion from coverage, or if damages from a catastrophic incident exceed the $1.0 billion limitation of coverage per incident, our cash flow, profitability and financial position could be adversely impacted.

Under OPA, an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessel in the fleet having the greatest maximum liability under OPA. Under the self-insurance provisions, the shipowner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We have complied with the U.S. Coast Guard regulations by providing a certificate of responsibility from third party entities that are acceptable to the U.S. Coast Guard evidencing sufficient self-insurance.

The U.S. Coast Guard’s regulations concerning certificates of financial responsibility provide, in accordance with OPA, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility. In the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations, which had typically provided certificates of financial responsibility under pre-OPA laws, including the major protection and indemnity organizations, have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses. This requirement may have the effect of limiting the availability of the type of coverage required by the Coast Guard and could increase our costs of obtaining this insurance as well as the costs of our competitors that also require such coverage.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states’ environmental laws impose unlimited liability for oil spills. In some cases, states which have enacted such legislation have not yet issued implementing regulations defining vessels owners’ responsibilities under these laws.

The United States Clean Water Act (“CWA”) prohibits the discharge of oil or hazardous substances in U.S. navigable waters and imposes strict liability in the form of penalties for unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under CERCLA. The EPA regulates the discharge of ballast water and other substances incidental to the normal operation of vessels in U.S. waters using a Vessel General Permit, or VGP, system pursuant to the CWA, in order to combat the risk of harmful organisms that can travel in ballast water carried from foreign ports. Compliance with the conditions of the VGP is required for commercial vessels 79 feet in length or longer (other than commercial fishing vessels.) On March 28, 2013 the EPA adopted the 2013 VGP which took effect on December 19, 2013. The 2013 VGP is valid for five years. This new 2013 VGP imposes a numeric standard to control the release of non-indigenous invasive species in ballast water discharges. In addition, through the CWA certification provisions that allow US states to place additional conditions on use of the VGP within state waters, a number of states have proposed or implemented a variety of stricter ballast water requirements including, in some states, specific treatment standards.

Compliance with new U.S. federal and state requirements could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.

The Federal Clean Air Act (“CAA”) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to CAA vapor control and recovery standards (“VCS”) for cleaning fuel tanks and conducting other operations in regulated port areas, and to CAA emissions standards for so-called “Category 3” marine diesel engines operating in U.S. waters. In April 2010, EPA adopted regulations implementing the provision of MARPOL Annex VI regarding emissions from Category 3 marine diesel engines. Under these regulations, both U.S. and foreign-flagged ships must comply with the applicable engine and fuel standards of MARPOL Annex VI, including the stricter North America ECA standards which took effect in August 2012, when they enter U.S. ports or operate in most internal U.S. waters including the Great Lakes. MARPOL Annex VI requirements are discussed in greater detail above under “International regulations to prevent pollution from ships.” We may incur costs to install control equipment on our vessels to comply with the new standards.

Also under the CAA, the U.S. Coast Guard has since 1990 regulated the safety of VCSs that are required under EPA and state rules. Our vessels operating in regulated port areas have installed VCSs that are compliant with EPA, state and U.S. Coast Guard requirements. On July 16, 2013, the U.S. Coast Guard adopted regulations that made its VCS requirements more compatible with new EPA and State regulations, reflected changes in VCS technology, and codified existing U.S. Coast Guard guidelines. We intend to comply with all applicable state and U.S. federal regulations in the ports where our vessels call.

International laws governing civil liability to pay compensation or damages

We operate a fleet of VLCCs and, in the future, may operate a fleet of refined petroleum product, LPG and chemical tankers, that are subject to national and international laws governing pollution from such vessels. Several international conventions impose and limit pollution liability from vessels. An owner of a tanker vessel carrying a cargo of “persistent oil” as defined by the International Convention for Civil Liability for Oil Pollution Damage (the “CLC”) is subject under the convention to strict liability for any pollution damage caused in a contracting state by an escape or discharge from cargo or bunker tanks. This liability is subject to a financial limit calculated by reference to the tonnage of the ship, and the right to limit liability may be lost if the spill is caused by the shipowner’s intentional or reckless conduct. Liability may also be incurred under the CLC for a bunker spill from the vessel even when she is not carrying such cargo, but is in ballast.

When a tanker is carrying clean oil products that do not constitute “persistent oil” that would be covered under the CLC, liability for any pollution damage will generally fall outside the CLC and will depend on other international conventions or domestic laws in the jurisdiction where the spillage occurs. The same principle applies to any pollution from the vessel in a jurisdiction which is not a party to the CLC. The CLC applies in over 100 jurisdictions around the world, but it does not apply in the United States, where the corresponding liability laws such as the OPA discussed above, are particularly stringent.

In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, which imposes strict liability on shipowners for pollution damage in jurisdictional waters of ratifying states caused by discharges of “bunker oil.” The Bunker Convention defines “bunker oil” as “any hydrocarbon mineral oil, including lubricating oil, used or intended to be used for the operation or propulsion of the ship, and any residues of such oil.” The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended, or the 1976 Convention). The Bunker Convention entered into force on November 21, 2008, and as of March 10, 2015 had 78 contracting states comprising approximately 91.45% of the gross tonnage of the world’s merchant fleet. In other jurisdictions liability for spills or releases of oil from ships’ bunkers continues to be determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

Outside the United States, national laws generally provide for the owner to bear strict liability for pollution, subject to a right to limit liability under applicable national or international regimes for limitation of liability. The most widely applicable international regime limiting maritime pollution liability is the 1976 Convention. Rights to limit liability under the 1976 Convention are forfeited where a spill is caused by a shipowners’ intentional or reckless conduct. Some states have ratified the 1996 LLMC Protocol to the 1976 Convention, which provides for liability limits substantially higher than those set forth in the 1976 Convention to apply in such states. Finally, some jurisdictions are not a party to either the 1976 Convention or the 1996 LLMC Protocol, and, therefore, shipowners’ rights to limit liability for maritime pollution in such jurisdictions may be uncertain.

Inspection by Classification Societies

Every seagoing vessel must be “classed” by a classification society. The classification society certifies that the vessel is “in class,” signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned. The classification society also undertakes, on request, other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case or to the regulations of the country concerned. For maintenance of the class, regular and extraordinary surveys of hull, machinery (including the electrical plant) and any special equipment classed are required to be performed as follows:

•	Annual Surveys: For ocean-going ships, annual surveys are conducted for the hull and the machinery (including the electrical plant) and, where applicable, for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

•	Intermediate Surveys: Extended annual surveys are referred to as intermediate surveys and typically are conducted two and a half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey

•	Class Renewal Surveys: Class renewal surveys, also known as special surveys, are carried out for the ship’s hull, machinery (including the electrical plant), and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including audio-gauging, to determine the thickness of its steel structure. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a shipowner has the option of arranging with the classification society for the vessel’s integrated hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle.

Facilities

We have offices at 7 Avenue de Grande Bretagne, Office 11B2, Monte Carlo, MC 98000 Monaco. We believe that our office facilities are suitable and adequate for our business as it is presently conducted. Navios Holdings has agreed that it will make certain office and secretarial services, available to us, as may be required by us from time to time.

Legal Proceedings

Although we may, from time to time, be involved in litigation and claims arising out of our operations in the normal course of business, we are not at present party to any legal proceedings or aware of any proceedings against us, or contemplated to be brought against us, that would have a material effect on our business, financial position, results of operations or liquidity. We maintain insurance policies with insurers in amounts and with coverage and deductibles as our board of directors believes are reasonable and prudent. We expect that these claims would be covered by insurance, subject to customary deductibles. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Taxation of the Partnership

Marshall Islands

Because we and our subsidiaries are non-resident entities and do not and will not conduct business or operations in the Republic of the Marshall Islands, neither we nor our subsidiaries will be subject to income, capital gains, profits or other taxation under current Marshall Islands law, and we do not expect this to change in the future. As a result, distributions we receive from the operating subsidiaries are not expected to be subject to Marshall Islands taxation.

United States Taxation

The following is a discussion of the material U.S. federal income tax considerations applicable to us. This discussion is based upon provisions of the Code, Treasury regulations thereunder, and administrative rulings and court decisions, all as in effect as of the date of this Annual Report and all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. The following discussion is for general information purposes only and does not address any U.S. state or local tax considerations and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations applicable to us.

Election to be Treated as a Corporation. We have elected to be treated as a corporation for U.S. federal income tax purposes. As such, we will be subject to U.S. federal income tax on our income to the extent it is from U.S. sources or is effectively connected with the conduct of a trade or business in the Unites States as discussed below.

Taxation of Operating Income. Under the Code, income derived from, or in connection with, the use (or hiring or leasing for use) of a vessel, or the performance of services directly related to the use of a vessel, is treated as “Transportation Income.” Transportation Income that is attributable to transportation that either begins or ends, but that does not both begin and end, in the United States is considered to be 50.0% derived from sources within the United States (“U.S. Source International Transportation Income”). Transportation Income attributable to transportation that both begins and ends in the United States is considered to be 100.0% derived from sources within the United States (“U.S. Source Domestic Transportation Income”). Transportation Income that is attributable to transportation exclusively between non-U.S. destinations is considered to be 100.0% derived from sources outside the United States. Transportation Income derived from sources outside the United States generally is not subject to U.S. federal income tax.

We expect that substantially all of our gross income will be attributable to the transportation of crude oil, refined petroleum products, LPG and other chemicals and, accordingly, that substantially all of our gross income will constitute Transportation Income. Based on our current plans and expectations regarding our organization and operations, we do not expect to earn U.S. Source Domestic Transportation Income. However, certain of our activities could give rise to U.S. Source International Transportation Income, and future expansion of our operations could result in an increase in the amount thereof, which generally would be subject to U.S. federal income taxation, unless the exemption from U.S. federal income taxation under Section 883 of the Code (the “Section 883 Exemption”) applied.

The Section 883 Exemption. In general, the Section 883 Exemption provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the Treasury regulations thereunder (the “Section 883 Regulations”), it will not be subject to the net basis and branch profit taxes or the 4.0% gross basis tax described below on its U.S. Source International Transportation Income. The Section 883 Exemption applies only to U.S. Source International Transportation Income and does not apply to U.S. Source Domestic Transportation Income

We qualify for the Section 883 Exemption if, among other matters, we meet the following three requirements:

•	We are organized in a jurisdiction outside the United States that grants an equivalent exemption from tax to corporations organized in the United States with respect to the types of U.S. Source International Transportation Income that we earn (an “Equivalent Exemption”);

•	We satisfy the Publicly Traded Test (as described below) or the Qualified Shareholder Stock Ownership Test (as described below); and

•	We meet certain substantiation, reporting and other requirements.

We are organized under the laws of the Republic of the Marshall Islands. The U.S. Treasury Department has recognized the Republic of the Marshall Islands as a jurisdiction that grants an Equivalent Exemption with respect to the type of income that we have earned and are expected to earn. Consequently, our U.S. Source International Transportation Income (including, for this purpose, any such income earned by our subsidiaries, all of which have elected to be disregarded as entities separate from us for U.S. federal income tax purposes) will be exempt from U.S. federal income taxation provided we meet the Publicly Traded Test or the Qualified Shareholder Stock Ownership Test and we satisfy certain substantiation, reporting and other requirements.

In order to meet the Publicly Traded Test, the equity interests in the non-U.S. corporation at issue must be “primarily traded” and “regularly traded” on an established securities market either in the United States or in a jurisdiction outside the United States that grants an Equivalent Exemption. The Section 883 Regulations generally provide, in pertinent part, that equity of a non-U.S. corporation will be considered to be “primarily traded” on one or more established securities markets in a given country if, with respect to the class or classes of equity relied upon to meet the “regularly traded” requirement described below, the number of units of each such class that are traded during any taxable year on all established securities markets in that country exceeds the number of units in each such class that are traded during that year on established securities markets in any other single country. Our common units will only be traded on the New York Stock Exchange, which is considered to be an established securities market for purposes of these rules. Because our common units will only be traded on the New York Stock Exchange, our common units will be “primarily traded” on an established securities market for purposes of the Publicly Traded Test.

Equity interests in a non-U.S. corporation will be considered to be “regularly traded” on an established securities market under the Section 883 Regulations provided one or more classes of such equity interests representing more than 50.0% of the aggregate vote and value of all of the outstanding equity interests in the non-U.S. corporation satisfy certain listing and trading volume requirements. These requirements are satisfied with respect to a class of equity interests listed on an established securities market, provided that trades in such class are effected, other than in de minimis quantities, on such market on at least 60 days during the taxable year and the aggregate number of units in such class that are traded on such market or markets during the taxable year are at least 10% of the average number of units outstanding in that class during the taxable year (with special rules for short taxable years). In addition, a class of equity interests traded on an established securities market in the United States will be considered to satisfy the listing and trading volume requirements if the equity interests in such class are “regularly quoted by dealers making a market” in such class (within the meaning of the Section 883 Regulations). We expect that our common units will represent more than 50.0% of the total combined voting power of all classes of our equity interests entitled to vote. Accordingly, provided that our common units (i) represent more than 50.0% of the total value of all of our outstanding equity interests, (ii) satisfy the listing and trading volume requirements described above and (iii) are not subject to the Closely Held Block Exception described below, we believe that our common units will be considered to be “regularly traded” on an established securities market.

Notwithstanding these rules, a class of equity that would otherwise be treated as “regularly traded” on an established securities market will not be so treated if, for more than half of the number of days during the taxable year, one or more “5.0% unitholders” ( i.e ., unitholders owning, actually or constructively, at least 5.0% of the vote and value of that class) own in the aggregate 50.0% or more of the vote and value of that class (the “Closely Held Block Exception”), unless the corporation can establish that a sufficient proportion of such 5.0% unitholders are Qualified Shareholders (as defined below) so as to preclude other persons who are 5.0% unitholders from owning 50.0% or more of the value of that class for more than half the days during the taxable year.

Based upon the expected ownership of our common units following the offering, we expect that our common units will not lose eligibility for the Section 883 Exemption as a result of the Closely Held Block Exception. In this regard, our partnership agreement provides that any person or group that beneficially owns more than 4.9% of any class of our units then outstanding (other than our general partner, its affiliates and persons who acquired units with the prior approval of our board of directors) generally will be treated as owning only 4.9% of such units for purposes of voting for directors, although there can be no assurance that this limitation will be effective to eliminate the possibility that we will have any 5% unitholders for purposes of the Closely Held Block Exception.

The expectations and beliefs described above are based upon legal authorities that do not expressly contemplate an organizational structure such as ours. In particular, although we have elected to be treated as a corporation for U.S. federal income tax purposes, we are organized as a limited partnership under Marshall Islands law. Accordingly, while we expect that, assuming satisfaction of the factual requirements described above, our common units will be considered to be “regularly traded” on an established securities market and we will satisfy the requirements for the Section 883 Exemption, it is possible that the IRS would assert that our common units do not meet the “regularly traded” test. In addition, as described previously, our ability to satisfy the Publicly Traded Test depends upon factual matters that are subject to change. Should any of the factual requirements described above fail to be satisfied, we may not be able to satisfy the Publicly Traded Test. Furthermore, our board of directors could determine that it is in our best interests to take an action that would result in our not being able to satisfy the Publicly Traded Test in the future.

As an alternative to satisfying the Publicly Traded Test, we will be able to qualify for the Section 883 Exemption if we are able to satisfy the Qualified Shareholder Stock Ownership Test. The Qualified Shareholder Stock Ownership Test generally is satisfied if more than 50.0% of the value of the outstanding equity interests in the non-U.S. corporation is owned, or treated as owned after applying certain attribution rules, for at least half of the number of days in the taxable year by:

•	individual residents of jurisdictions that grant an Equivalent Exemption;

•	non-U.S. corporations organized in jurisdictions that grant an Equivalent Exemption and that meet the Publicly Traded Test; or

•	certain other qualified persons described in the Section 883 Regulations (collectively, “Qualified Shareholders”).

If we were not able to satisfy the Publicly Traded Test for a taxable year, we expect that we would be able to satisfy the Qualified Shareholder Stock Ownership Test for such taxable year, provided that Qualified Shareholders own more than 50.0% of the value of our outstanding equity interests for at least half of the number of days in such year and provide us with certain information that we need in order to claim the benefits of the Qualified Shareholder Stock Ownership Test. Stock owned by another corporation meeting the Publicly Traded Test is treated as owned by a Qualified Shareholder for this purpose. In this regard, Navios Acquisition has represented that it presently meets the Publicly Traded Test and has agreed to provide the information described above. However, there can be no assurance that Navios Acquisition will own more than 50% of the value of our outstanding equity interests, continue to meet the Publicly Traded Test, or be able to provide the information we need to claim the benefits of the Section 883 Exemption under the Qualified Shareholder Ownership Test. Further, the relative values of our equity interests are uncertain and subject to change. As a result, Navios

Acquisition and/or other Qualified Shareholders may not own more than 50.0% of the value of our outstanding equity interests for any year. Consequently, there can be no assurance that we would meet the Qualified Shareholder Stock Ownership Test for any taxable year.

The Net Basis Tax and Branch Profits Tax. If we earn U.S. Source International Transportation Income and the Section 883 Exemption does not apply, the U.S. source portion of such income may be treated as effectively connected with the conduct of a trade or business in the United States (“Effectively Connected Income”) if we have a fixed place of business in the United States and substantially all of our U.S. Source International Transportation Income is attributable to regularly scheduled transportation or, in the case of bareboat charter income, is attributable to a fixed place of business in the United States. Based on our current operations, none of our potential U.S. Source International Transportation Income is attributable to regularly scheduled transportation or is received pursuant to bareboat charters. As a result, we do not anticipate that any of our U.S. Source International Transportation Income will be treated as Effectively Connected Income. However, there is no assurance that we will not earn income pursuant to regularly scheduled transportation or bareboat charters attributable to a fixed place of business in the United States in the future, which would result in such income being treated as Effectively Connected Income. In addition, any U.S. Source Domestic Transportation Income generally will be treated as Effectively Connected Income.

Any income we earn that is treated as Effectively Connected Income would be subject to U.S. federal corporate income tax (currently imposed at rates of up to 35.0%) as well as 30.0% branch profits tax imposed under Section 884 of the Code. In addition, a 30.0% branch interest tax could be imposed on certain interest paid or deemed paid by us.

On the sale of a vessel that has produced Effectively Connected Income, we could be subject to the net basis corporate income tax as well as branch profits tax with respect to the gain recognized up to the amount of certain prior deductions for depreciation that reduced Effectively Connected Income. Otherwise, we would not be subject to U.S. federal income tax with respect to gain realized on the sale of a vessel, provided the sale is considered to occur outside of the United States (as determined under U.S. tax principles) and the gain is not attributable to an office or other fixed place of business maintained by us in the United States under U.S. federal income tax principles.

The 4.0% Gross Basis Tax. If the Section 883 Exemption does not apply and the net basis tax does not apply, we would be subject to a 4.0% U.S. federal income tax on the U.S. source portion of our gross U.S. Source International Transportation Income, without benefit of deductions.

Other Tax Jurisdictions

In accordance with the currently applicable Greek law, foreign flagged vessels that are managed by Greek or foreign ship management companies having established an office in Greece are subject to duties towards the Greek state which are calculated on the basis of the relevant vessel’s tonnage. The payment of said duties exhausts the tax liability of the foreign ship owning company and the relevant manager against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel.

C. Organizational Structure

Please read exhibit 8.1 to this Annual Report for a list of our significant subsidiaries as of December 31, 2014.

D. Property, plants and equipment

Other than our vessels, we do not have any material property, plants or equipment.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

Overview

We are a growth oriented limited partnership formed in October 2014 to own, operate and acquire crude oil tankers under long-term employment contracts. We completed our IPO on November 18, 2014.

Credit facilities

Prior to the IPO:

In October 2010, Navios Acquisition issued a total of $400.0 million in senior notes at a fixed rate of 8.625% due on November 1, 2017 (the “2017 Notes” or “Ship Mortgage Notes”). The vessels Shinyo Kannika, Shinyo Ocean and Shinyo Saowalak provided full and unconditional guarantees and were used as collateral for the 2017 Notes.

In May 2011, Navios Acquisition completed the add-on of $105.0 million to the 2017 Notes. The full proceeds from this add-on were used by and allocated to the vessel Shinyo Kieran which also provided a full and unconditional guarantee.

In November, 2013, Navios Acquisition completed sale of a total of $610.0 million of 8.125% Senior Notes due 2021 (the “2021 Notes” or “Ship Mortgage Notes”). The 2021 Notes are unregistered. The 2017 Notes were fully extinguished and the Group’s four vessels became full and unconditional guarantees and collateral for the 2021 Notes. As of the date of the issuance of the 2021 Notes, the Group’s vessels were allocated their new relative fair value of the 2021 Notes.

In connection with the IPO, 100% of the liability associated with the 2021 Notes was retained by Navios Acquisition, and our four vessels were no longer guarantees to the 2021 Notes.

Post IPO Credit Facility:

Credit Suisse AG: In November 2014, Navios Midstream entered into a loan agreement, with Credit Suisse AG, of $126.0 million (divided in four advances of $17.0 million, $17.0 million, $44.5 million and $47.5 million each) in connection with the IPO. Each advance of the facility is repayable in 20 equal quarterly installments of $2.6 million each with a final balloon payment of $73.5 million to be repaid on the last repayment date. It bears interest at a rate of LIBOR plus 300 bps. The loan also requires compliance with certain financial covenants. As of December 31, 2014, the facility was fully drawn and outstanding. The weighted average interest rate as of December 31, 2014 was 3.23%.

Navios Midstream was in compliance with the covenants set forth in the loan agreement as of December 31, 2014.

Fleet Development

The Company consists of the consolidation of the following entities:

		Country of incorporation	Statement of Operations
Company name	Vessel name		2014	2013	2012
Navios Maritime Midstream Operating LLC	—	Marshall Islands	11/18—12/31	—	—
Shinyo Kannika Limited	Shinyo Kannika	Hong Kong	1/1—12/31	1/1—12/31	1/1—12/31
Shinyo Ocean Limited	Shinyo Ocean	Hong Kong	1/1—12/31	1/1—12/31	1/1—12/31
Shinyo Saowalak Limited	Shinyo Saowalak	British Virgin Is.	1/1—12/31	1/1—12/31	1/1—12/31
Shinyo Kieran Limited	Shinyo Kieran	British Virgin Is.	1/1—12/31	1/1—12/31	1/1—12/31

Our Customers

We provide seaborne shipping services under charters with customers that we believe are creditworthy. For the years ended December 31, 2014, December 31, 2013 and December 31, 2012 our sole customers are Cosco Dalian and Formosa Petrochemical. For the year ended December 31, 2014, these two customers accounted for 77.9% and 22.1%, respectively, of our revenue. For the year ended December 31, 2013, these two customers accounted for 77.9% and 22.1%, respectively, of our revenue. For the year ended December 31, 2012, these two customers accounted for 78.0% and 22.0%, respectively, of our revenue.

Although we believe that if any one of our charters were terminated we could re-charter the related vessel at the prevailing market rate relatively quickly, the permanent loss of a significant customer or a substantial decline in the amount of services requested by a significant customer could harm our business, financial condition and results of operations if we were unable to re-charter our vessel on a favorable basis due to the current market conditions, or otherwise.

We believe that the combination of the long-term nature of our charters (which provide for the receipt of a fixed fee for the life of the charter) and our Management Agreement with the Manager (which provides for a fixed management fee up to November 18, 2016) will provide us with a strong base of stable cash flows.

Our revenues are driven by the number of vessels in the fleet, the number of days during which the vessels operate and our charter hire rates, which, in turn, are affected by a number of factors, including:

•	the duration of the charters;

•	the level of spot and long-term market rates at the time of charter;

•	decisions relating to vessel acquisitions and disposals;

•	the amount of time spent positioning vessels;

•	the amount of time that vessels spend undergoing repairs and upgrades in drydock;

•	the age, condition and specifications of the vessels; and

•	the aggregate level of supply and demand in the tanker shipping industry.

Time charters are available for varying periods, ranging from a single trip (spot charter) to long-term which may be many years. In general, a long-term time charter assures the vessel owner of a consistent stream of revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. We intend to operate our vessels in the long-term charter market. Vessel charter rates are affected by world economics, international events, weather conditions, strikes, governmental policies, supply and demand and many other factors that might be beyond our control.

If we lose a charter, we may be unable to re-deploy the related vessel on terms as favorable to us due to the long-term nature of most charters and the cyclical nature of the industry or we may be forced to charter the vessel on the spot market at then market rates which may be less favorable than the charter that has been terminated. However, we believe that if any one of our current charters were terminated, we could recharter the vessel in an expeditious manner at a favorable rate, based on current conditions in the tanker market. The loss of any of our customers, time charters or vessels, or a decline in payments under our charters, could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions in the event we are unable to replace such customer, time charter or vessel.

Under some of our time charters, either party may terminate the charter contract in the event of war in specified countries or in locations that would significantly disrupt the free trade of the vessel. Some of the time charters covering our vessels require us to return to the charterer, upon the loss of the vessel, all advances paid by the charterer but not earned by us.

Vessel Operations

Under our charters, our vessel manager is generally responsible for commercial, technical, health and safety and other management services related to the vessels’ operation, and the charterer is responsible for bunkering and substantially all of the vessel voyage costs, including canal tolls and port charges.

Management Services

Prior to the IPO

Pursuant to a management agreement between Navios Acquisition and the Manager dated May 28, 2010, as amended on May 4, 2012, the Manager provided for five years from the inception of the agreement commercial and technical management services to the Company’s vessels for a daily fee through May 28, 2014. This daily fee covered all of the vessels’ operating expenses, other than certain fees and costs. Drydocking expenses were reimbursed at cost for VLCC vessels.

In May 2014, the duration of the management agreement was extended until May 2020 and the daily rate was reduced by 5% to $9,500 per VLCC vessel for two additional years through May 2016. Drydocking expenses under the management agreement will be reimbursed at cost at occurrence for all vessels.

Navios Midstream

On November 18, 2014, and in conjunction with the closing of the IPO, the Company entered into a Management Agreement with the Manager with a duration of five years, pursuant to which the Manager provides commercial and technical management services to Navios Midstream’s vessels for a daily fee of $9,500 per VLCC tanker vessel, which has been fixed for the first two years.

Under the Management Agreement we entered into with the Manager, the Manager bears all of our vessel operating expenses in exchange for the payment of fees as described below. Under this agreement, the Manager is responsible for commercial, technical, health and safety and other management services related to the vessels’ operation, including chartering, technical support and maintenance and insurance but costs associated with special surveys and related drydockings will be reimbursed by Navios Midstream at cost at occurrence. Extraordinary costs and expenses include fees and costs resulting from:

•	time spent on insurance and salvage claims;

•	time spent vetting and pre-vetting the vessels by any charterers in excess of 10 days per vessel per year;

•	the deductible of any insurance claims relating to the vessels or for any claims that are within such deductible range;

•	the significant increase in insurance premiums which are due to factors such as “acts of God” outside the control of the Manager;

•	repairs, refurbishment or modifications, including those not covered by the guarantee of the shipbuilder or by the insurance covering the vessels, resulting from maritime accidents, collisions, other accidental damage or unforeseen events (except to the extent that such accidents, collisions, damage or events are due to the fraud, gross negligence or willful misconduct of the Manager, its employees or its agents, unless and to the extent otherwise covered by insurance);

•	expenses imposed due to any improvement, upgrade or modification to, structural changes with respect to the installation of new equipment aboard any vessel that results from a change in, an introduction of new, or a change in the interpretation of, applicable laws, at the recommendation of the classification society for that vessel or otherwise;

•	costs associated with increases in crew employment expenses resulting from an introduction of new, or a change in the interpretation of, applicable laws or resulting from the early termination of the charter of any vessel;

•	any taxes, dues or fines imposed on the vessels or the Manager due to the operation of the vessels;

•	expenses incurred in connection with the sale or acquisition of a vessel such as inspections and technical assistance; and

•	any similar costs, liabilities and expenses that were not reasonably contemplated by us and the Manager as being encompassed by or a component of the fixed daily fees at the time the fixed daily fees were determined.

Payment of any extraordinary fees or expenses to the Manager could significantly increase our vessel operating expenses and impact our results of operations.

During the remaining term of the Management Agreement, we expect that we will reimburse the Manager for all of the actual operating costs and expenses it incurs in connection with the management of our fleet.

Administrative Services

Prior to the IPO

Pursuant to an administrative services agreement dated May 28, 2010, the Manager provided for five years from the inception of the agreement certain administrative management services which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. In May 2014, the duration of its existing administrative services agreement was extended until May 2020 pursuant to its existing terms.

Navios Midstream

On November 18, 2014, and in conjunction with the closing of the IPO, Navios Midstream entered into a new Administrative Services Agreement with the Manager, expiring on November 18, 2019, pursuant to which the Manager provides certain administrative management services to Navios Midstream which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. The Manager is reimbursed for reasonable costs and expenses which is based on a rate per day per vessel.

Trends and Factors Affecting Our Future Results of Operations

We believe the principal factors that will affect our future results of operations are the economic, regulatory, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which our vessels engage in business. Other key factors that will be fundamental to our business, future financial condition and results of operations include:

•	the demand for seaborne transportation services;

•	the ability of Navios Holdings’ commercial and chartering operations to successfully employ our vessels at economically attractive rates, particularly as our fleet expands and our charters expire;

•	the effective and efficient technical management of our vessels;

•	Navios Holdings’ ability to satisfy technical, health, safety and compliance standards of major oil companies and oil producers; and

•	the strength of and growth in the number of our customer relationships, especially with major oil companies and oil producers.

In addition to the factors discussed above, we believe certain specific factors will impact our consolidated results of operations. These factors include:

•	the charter hire earned by our vessels under our charters;

•	the length of time of the charters we are able to enter into;

•	our access to capital required to acquire additional vessels and/or to implement our business strategy;

•	our ability to sell vessels at prices we deem satisfactory;

•	our level of debt and the related interest expense and amortization of principal; and

•	the level of any distribution on our common and subordinated units.

Please read “Risk Factors” for a discussion of certain risks inherent in our business.

A. Operating results

Year Ended December 31, 2014 Compared to the Year Ended December 31, 2013

The following table presents revenue and expense information for the years ended December 31, 2014 and 2013. This information was derived from the audited consolidated and predecessor combined revenue and expense accounts for the respective periods.

(in thousands of U.S. dollars)	Year ended December 31, 2014	Year ended December 31, 2013
Revenue	$63,534	$63,659
Time charter expenses	(762)	(900)
Direct vessel expenses	(1,283)	(1,919)
Management fees	(14,166)	(14,600)
General and administrative expenses	(1,296)	(866)
Depreciation and amortization	(19,509)	(19,508)
Interest expenses and finance cost	(25,473)	(31,249)
Loss on bond extinguishment	—	(23,188)
Other income	119	—
Other expense	—	(74)
Net income	$1,164	$(28,645)

Set forth below are selected historical and statistical data of our fleet for each of the years ended December 31, 2014 and 2013 that we believe may be useful in better understanding our fleet’s financial position and results of operations.

	Year Ended December 31, 2014 (unaudited)	Year Ended December 31, 2013 (unaudited)
FLEET DATA
Available days(1)	1,460	1,460
Operating days(2)	1,457	1,460
Fleet utilization(3)	99.8%	100.0%
Vessels operating at period end	4	4
AVERAGE DAILY RESULTS
Time Charter Equivalent per day(4)	$42,995	$42,986

(1)	Available days: total calendar days the vessels were in the Company’s possession for the relevant period after subtracting off-hire days associated with major repairs, drydocking or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues.

(2)	Operating days: the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.
(3)	Fleet utilization: the percentage of time that the Company’s vessels were available for generating revenue, determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels.
(4)	Time Charter Equivalent: (“TCE”): time charter revenues less time charter expenses during a relevant period divided by the number of available days during the period.

Revenue: Revenue for the year ended December 31, 2014 decreased by $0.1 million to $63.5 million, as compared to $63.7 million for the same period in 2013 due to a slight decrease in the operating days of the Company’s fleet. TCE was $42,995 for the year ended December 31, 2014 and $42,986 for the year ended December 31, 2013.

Time charter expenses: Time charter expenses for the year ended December 31, 2014 decreased by $0.1 million to $0.8 million, as compared to $0.9 million for the year ended December 31, 2013.

Direct vessel expenses: Direct vessel expenses, comprised of the amortization of dry dock and special survey costs, of certain vessels of our fleet and amounted to $1.3 million for the year ended December 31, 2014, as compared to $1.9 million for the year ended December 31, 2013.

Management fees: Management fees for the year ended December 31, 2014 decreased by $0.4 million to $14.2 million, as compared to $14.6 million for the year ended December 31, 2013. Pursuant to the management agreement that was in place prior to the IPO, the Manager provided, commercial and technical management services to Navios Acquisition’s vessels for a daily fee that was fixed at $10,000 per owned VLCC vessel. In May 2014, Navios Acquisition extended the duration of its existing management agreement with Navios Holdings until May 2020 and reduced the rate by 5% from $10,000 to $9,500 daily rate per VLCC vessel. At the closing of the IPO, we entered into a five-year Management Agreement with the Manager on similar terms to the one that was in place prior to the IPO, pursuant to which the Manager provides commercial and technical management services to our vessels for a daily fee of $9,500 per vessel that has been fixed for two years. This daily fee covers all of the vessels’ operating expenses, other than certain extraordinary fees and costs. During the remaining term of the Management Agreement, Navios Midstream will reimburse the Manager for all of the actual operating costs and expenses it incurs in connection with the management of its fleet. Drydocking and special survey expenses are paid to the Manager at cost.

General and administrative expenses: Total general and administrative expenses for the year ended December 31, 2014 increased by $0.4 million to $1.3 million, as compared to $0.9 million for the year ended December 31, 2013. On May 28, 2010, Navios Acquisition entered into an administrative services agreement with Navios Holdings, initially expiring on May 28, 2015 and later extended until May 2020, pursuant to which a subsidiary of Navios Holdings provides certain administrative management services to Navios Acquisition. At the closing of the IPO, we entered into an Administrative Services Agreement with the Manager, pursuant to which the Manager provides certain administrative management services to us. The terms of this agreement are in line with the general and administrative services agreement that was in place prior to the IPO, between Navios Holdings and Navios Acquisition. Pursuant to the Administrative Services Agreement, the Manager provides certain administrative management services to Navios Midstream which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. The Administrative Services Agreement has an initial term of five years. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. For the years ended December 31, 2014 and December 31, 2013, the expenses charged by Navios Holdings for administrative services were $0.8 million and $0.5 million respectively.

Depreciation and amortization: Depreciation and amortization for the years ended December 31, 2014 and 2013 amounted to $19.5 million. Depreciation of vessel is calculated using an estimated useful life of 25 years for the date the vessel was originally delivered from the shipyard. Intangible assets are amortized over the contract periods, which range from an original 6.34 to 15.00 years.

Interest expense and finance cost: Interest expense and finance cost for the year ended December 31, 2014 amounted to $25.5 million as compared to $31.2 million for the year ended December 31, 2013. After the closing of the IPO, we entered into a loan agreement with Credit Suisse of up to $126.0 million, which has been fully drawn. As of December 31, 2014 and 2013, the outstanding weighted average loan balance was $315.1 million and $352.9 million, respectively, and the weighted average interest rate was 7.89% and 8.5% for each of the years ended as of December 31, 2014 and 2013, respectively.

Loss on bond and debt extinguishment: Please see discussion of “Year Ended December 31, 2013 compared to the Year Ended December 31, 2012”.

Other income: Other income for the year ended December 31, 2014 increased by $0.1 million to $0.1 million, as compared to $0.0 for the year ended December 31, 2013.

Other expense: Other expense for the year ended December 31, 2014 decreased by $0.1 million to $0.0 for the year ended December 31, 2014 compared to $0.1 million for the year ended December 31, 2013.

Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012

The following table presents revenue and expense information for the years ended December 31, 2013 and 2012.

(in thousands of U.S. dollars)	Year ended December 31, 2013	Year ended December 31, 2012
Revenue	$63,659	$64,059
Time charter expenses	(900)	(1,185)
Direct vessel expenses	(1,919)	(1,898)
Management fees	(14,600)	(14,640)
General and administrative expenses	(866)	(947)
Depreciation and amortization	(19,508)	(20,211)
Interest expenses and finance cost	(31,249)	(31,803)
Loss on bond extinguishment	(23,188)	—
Other income	—	267
Other expense	(74)	(15)
Net loss	$(28,645)	$(6,373)

Set forth below are selected historical and statistical data of our fleet for each of the years ended December 31, 2013 and 2012 that we believe may be useful in better understanding our fleet’s financial position and results of operations.

	Year Ended December 31, 2013 (unaudited)	Year Ended December 31, 2012 (unaudited)
FLEET DATA
Available days(1)	1,460	1,464
Operating days(2)	1,460	1,463
Fleet utilization(3)	100.0%	99.9%
Vessels operating at period end	4	4
AVERAGE DAILY RESULTS
Time Charter Equivalent per day(4)	$42,986	$42,947

(1)	Available days: total calendar days the vessels were in the Company’s possession for the relevant period after subtracting off-hire days associated with major repairs, drydocking or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues.
(2)	Operating days: the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.
(3)	Fleet utilization: the percentage of time that the Company’s vessels were available for generating revenue, determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels.
(4)	Time Charter Equivalent: (“TCE”): time charter revenues less time charter expenses during a relevant period divided by the number of available days during the period.

Revenue: Revenue for the year ended December 31, 2013 decreased by $0.4 million to $63.7 million, as compared to $64.1 million for the same period in 2012 due to a decrease in the operating days of the Company’s fleet. TCE was $42,986 for the year ended December 31, 2013 and $42,947 for the year ended December 31, 2012.

Time charter expenses: Time charter expenses for the year ended December 31, 2013 decreased by $0.3 million to $0.9 million, as compared to $1.2 million for the year ended December 31, 2012. The decrease was attributable to a $0.3 million decrease in various miscellaneous expenses.

Direct vessel expenses: Direct vessel expenses, comprised of the amortization of dry dock and special survey costs, of certain vessels of our fleet amounted to $1.9 million for the years ended December 31, 2013 and 2012 since there were no new dry docking or special survey costs incurred during 2012 and 2013.

Management fees: Management fees for the years ended December 31, 2013 and 2012 amounted to $14.6 million. Pursuant to the then existing management agreement dated May 28, 2010, the Manager provided for five years from the inception of the agreement, commercial and technical management services to Navios Acquisition’s vessels for a daily fee of $10,000, per owned VLCC vessel for the first two years. On May 4, 2012, Navios Acquisition amended the then existing management agreement with the Manager, to fix the fees for ship management services of its owned fleet at current rates for two additional years, through May 28, 2014. This daily fee covers all of the vessels’ operating expenses, other than certain extraordinary fees and costs.

General and administrative expenses: Total general and administrative expenses for each of the years ended December 31, 2013 and 2012 amounted to $0.9 million. On May 28, 2010, Navios Acquisition entered into an administrative services agreement with Navios Holdings, expiring on May 28, 2015, pursuant to which a subsidiary of Navios Holdings provided certain administrative management services to Navios Acquisition which included: rent, bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. Navios Holdings was reimbursed for reasonable costs and expenses, which is based on a rate per day per vessel. For each of the years ended December 31, 2013 and 2012, the expenses charged by Navios Holdings for administrative services were $0.5 million.

Depreciation and amortization: Depreciation and amortization decreased by $0.7 million to $19.5 million for the year ended December 31, 2013 as compared to $20.2 million for the year ended December 31, 2012. The decrease of $0.7 million was due to the change of the scrap rate estimate. Depreciation of vessel is calculated using an estimated useful life of 25 years for the date the vessel was originally delivered from the shipyard. Intangible assets are amortized over the contract periods, which range from 6.34 to 15.00 years.

Interest expense and finance cost: Interest expense and finance cost for the year ended December 31, 2013 amounted to $31.3 million as compared to $31.8 million for the year ended December 31, 2012. As of December 31, 2013 and 2012 the outstanding weighted average loan balance was $352.9 million and $354.7 million, respectively, and the weighted average interest rate was 8.5% for each of the years ended as of December 31, 2013 and 2012.

Loss on bond and debt extinguishment: In October 2010 and May 2011, Navios Acquisition issued a total of $400.0 million and $105.0 million, respectively, in senior notes at a fixed rate of 8.625% due on November 1, 2017 (the “2017 Notes”). On November 13, 2013, Navios Acquisition completed the sale of $610.0 million of 8.125% Senior Notes due 2021 (the “2021 Notes”). The net proceeds from the sale of the 2021 Notes were used to redeem any and all of Navios Acquisition’s outstanding 2017 Notes and pay related transaction fees and expenses and for general corporate purposes. The effect of this transaction was the recognition of a $23.2 million loss in the consolidated and combined statements of operations under “Loss on bond extinguishment”, which comprised of a $6.7 million loss relating to the write-off of unamortized deferred finance costs, a gain of $1.3 million relating to the write-off of unamortized bond premium and a $17.7 million loss relating to cash payments for transaction fees and expenses in connection with the 2017 Notes extinguishment. (See Note 2: Summary of Significant Accounting Policies.)

Other income: Other income decreased by $0.3 million to $0.0 for the year ended December 31, 2013 compared to $0.3 million for the year ended December 31, 2012.

Other expense: Other expense was $0.1 million for each of the years ended December 31, 2013 and 2012.

B. Liquidity and Capital Resources

Credit facilities

Prior to the IPO

In October 2010, Navios Acquisition issued a total of $400.0 million in senior notes at a fixed rate of 8.625% due on November 1, 2017 (the “2017 Notes” or “Ship Mortgage Notes”). The vessels Shinyo Kannika, Shinyo Ocean and Shinyo Saowalak provided full and unconditional guarantees and were used as collateral for the 2017 Notes.

In May 2011, Navios Acquisition completed the add-on of $105.0 million to the 2017 Notes. The full proceeds from this add-on were used by and allocated to the vessel Shinyo Kieran which also provided a full and unconditional guarantee.

In November, 2013, Navios Acquisition completed sale of a total of $610.0 million of 8.125% Senior Notes due 2021 (the “2021 Notes” or “Ship Mortgage Notes”). The 2021 Notes are unregistered. The 2017 Notes were fully extinguished and the Company’s four vessels became full and unconditional guarantees and collateral for the 2021 Notes. As of the date of the issuance of the 2021 Notes, the Company’s vessels were allocated their new relative fair value of the 2021 Notes.

As a result of the extinguishment of the 2017 Notes, the vessels recognized a $23.2 million loss in the consolidated and combined statements of operations under “Loss on bond extinguishment”, which comprises a $6.7 million loss relating to the write off of unamortized deferred finance costs, a gain of $1.3 million relating to the write off of unamortized bond premium and a $17.7 million loss relating to cash payments for transaction fees and expenses in connection with the 2017 Notes extinguishment.

The loss on bond extinguishment was allocated based on the initial relative fair value of 2017 Notes allocated to the vessels.

In connection with the IPO, 100% of the liability associated with the 2021 Notes was retained by Navios Acquisition, and our vessels were no longer collateral for the 2021 Notes.

Post IPO Credit Facility:

Credit Suisse AG: Navios Midstream entered into a loan agreement dated November 13, 2014, with Credit Suisse AG, of up to $126.0 million (divided in four advances of $17.0 million, $17.0 million, $44.5 million and $47.5 million each) in connection with the IPO. Each advance of the facility is repayable in 20 equal quarterly installments of $2.6 million each with a final balloon payment of $73.5 million to be repaid on the last repayment date. The repayment of each advance starts three months after the completion of the IPO. It bears interest at a rate of LIBOR plus 300 bps. The loan also requires compliance with certain financial covenants. As of December 31, 2014, the facility was fully drawn and outstanding. Navios Midstream was in compliance with the covenants as of December 31, 2014. The weighted average interest rate as of December 31, 2014 was 3.23%.

The credit facility also requires us to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times.

In addition, our credit facility requires us to:

•	maintain a required security amount of over 135%;

•	maintain minimum free consolidated liquidity of at least the aggregate of interest and principal falling due during the next six months;

•	maintain a ratio of EBITDA to interest expense of at least 3.00 : 1.00;

•	maintain a ratio of total liabilities to total assets (as defined in our credit facility) of less than 0.70 : 1.00; and

•	maintain a minimum net worth to $125.0 million.

The credit facility prohibits us from paying distributions to our unitholders or making new investments if, before and after giving effect to such distribution or investment we are not in compliance with the financial covenants described above or upon the occurrence of an event of default. Events of default under our credit facilities include:

•	failure to pay any principal, interest fees, expenses or other amounts when due;

•	breach of certain undertakings, negative covenants and financial covenants contained in the credit facilities, any related security document or guarantee, including failure to maintain unencumbered title to any of the vessel-owning subsidiaries or any of the assets of the vessel-owning subsidiaries and failure to maintain proper insurance and in some cases subject to certain grace and due periods;

•	default under other indebtedness;

•	any representation, warranty or statement made by us in the credit facilities or any drawdown notice thereunder or related security document or guarantee is untrue or misleading when made;

•	any of our or our subsidiaries’ assets are subject to any form of execution, attachment, arrest, sequestration or distress in that is not discharged within a specified period of time;

•	an event of insolvency or bankruptcy;

•	material adverse change in the financial position or prospects of us or our General Partner;

•	unlawfulness of any material provision of our credit facilities, of any of the related finance and guarantee documents;

•	failure of effectiveness of security documents or guarantee;

•	instability affecting a country where the vessels are flagged; and

•	failure of Navios Holdings, Navios Acquisition, or any of their respective subsidiaries (as defined in the credit facility agreement), to own at least 20% of us.

Liquidity and Capital Resources and Uses

Our primary short-term liquidity needs will be to fund general working capital requirements and drydocking expenditures, while our long-term liquidity needs are expected to primarily relate to expansion and investment capital expenditures and other maintenance capital expenditures and debt repayment. Expansion capital expenditures are primarily for the purchase or construction of vessels to the extent the expenditures increase the operating capacity of or revenue generated by our fleet, while maintenance capital expenditures primarily consist of drydocking expenditures and expenditures to replace vessels in order to maintain the operating capacity of or revenue generated by our fleet. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations and borrowings which we believe will be sufficient to meet our existing short-term liquidity needs for at least the next 12 months. Generally, our long-term sources of funds will be from cash from operations, long-term borrowings and other debt or equity financings. We expect that we will rely upon external financing sources, including bank and other borrowings, to fund acquisitions and expansion and investment capital expenditures. We cannot assure you that we will be able to secure adequate financing or obtain additional funds on favorable terms to meet our liquidity needs.

As of December 31, 2014, our facility was fully drawn and outstanding.

As of March 16, 2015, there were outstanding: 9,342,692 common units, 9,342,692 subordinated units and 381,334 general partnership units.

Cash flows for the year ended December 31, 2014 compared to the year ended December 31, 2013:

The following table presents cash flow information for the years ended December 31, 2014 and 2013.

(in thousands of U.S. dollars)	Year Ended December 31, 2014	Year Ended December 31, 2013
Net cash provided by/(used in) operating activities	$27,261	$(39,054)
Net cash used in investing activities	(52,314)	(4,531)
Net cash provided by financing activities	46,778	47,961
Change in cash and cash equivalents	$21,725	$4,376

Cash provided by/ (used in) by operating activities for the year ended December 31, 2014 as compared to the year ended December 31, 2013:

Net cash provided by in operating activities increased by $66.3 million to $27.3 million for the year ended December 31, 2014 as compared to an outflow of $39.1 million for the same period in 2013. The increase is analyzed as follows:

The net income for the year ended December 31, 2014 was $1.2 million compared to a $28.6 million loss for the year ended December 31, 2013. In determining net cash provided by operating activities for the year ended December 31, 2014, net income was adjusted for the effect of depreciation and amortization of $19.5 million, $0.7 million for amortization and write-off of deferred financing cost and $1.3 million for the amortization of drydock and special survey costs. For the year ended December 31, 2013, net income was also adjusted for the effects of certain non-cash items, including depreciation and amortization of $19.5 million, $6.3 million amortization and write-off of deferred financing cost and bond premium, net and $1.9 million for the amortization of drydock and special survey costs.

Amount due to related parties as of December 31, 2014 and 2013 was $0.7 million and $0.5 million, respectively, which represents the current account payable to Navios Holdings. The balance mainly consisted of management fees administrative fees, drydocking costs and other expenses due to the Manager. Amount due from related parties as December 31, 2014 and 2013 was $0.0 and $35.8 million respectively, which represents the current account receivable from Navios Acquisition as of such date. (See Note 14: Transactions with related parties.)

Accounts receivable decreased by $0.2 million from $0.8 million for the year ended December 31, 2013, to $0.7 million for the year ended December 31, 2014 due to the decrease in receivables due from charterers.

Accounts payable increased by $0.9 million from $0.4 million for the year ended December 31, 2013 to $1.2 million for the year ended December 31, 2014. This increase was attributable to the increase in legal and professional fees by $0.8 million, in insurance expenses by $0.2 million, partially mitigated by $0.1 million in brokers’ payable.

Prepaid expenses and other current assets amounted to $0.2 million for each of the years ended December 31, 2014 and December 31, 2013.

Accrued expenses increased by $4.0 million to $4.2 million for the year ended December 31, 2014, from $0.2 million on December 31, 2013. The increase was due to accrued expenses incurred mainly in relation to the IPO in November 2014.

Deferred voyage revenue primarily relates to cash received from charterers prior to it being earned. These amounts are recognized as revenue over the voyage or charter period. Deferred voyage revenue amounted to $1.9 million for each of the years ended December 31, 2014 and December 31, 2013.

Cash used in investing activities for the year ended December 31, 2014 as compared to the year ended December 31, 2013:

Net cash used in investing activities for the year ended December 31, 2014 was $52.3 million, as compared to $4.5 million for the year ended December 31, 2013. Net cash used in investing activities for the year ended December 31, 2014 increased as a result of more cash remitted to Navios Acquisition.

Cash provided by financing activities for the year ended December 31, 2014 as compared to the year ended December 31, 2013:

Net cash provided by financing activities for the year ended December 31, 2014 was $46.8 million, compared to $48.0 million for the year ended December 31, 2013. Net cash provided by financing activities for the year ended December 31, 2014 primarily resulted from: (a) $124.0 million debt proceeds, net of deferred finance costs; (b) $113.9 million of IPO proceeds, net of underwriting discount; and (c) an increase in net transactions with our owner by $24.2 million, partially mitigated by $214.9 million of cash remittance to Navios Acquisition for the purchase of our four vessel-owning companies.

Net cash provided by financing activities for the year ended December 31, 2013 was $48.0 million. Net cash provided by financing activities for the year ended December 31, 2013 resulted primarily from $332.9 million in proceeds from the issuance of Ship Mortgage and Senior Notes, net of deferred finance costs, which was partially offset by $354.7 million repayment of the 2017 Notes. The remaining increase was as a result of net transactions with our owner. (See Note 2: Summary of Significant Accounting Policies.)

Cash flows for the year ended December 31, 2013 compared to the year ended December 31, 2012:

The following table presents cash flow information for the years ended December 31, 2013 and 2012.

(in thousands of U.S. dollars)	Year Ended December 31, 2013	Year Ended December 31, 2012
Net cash (used in)/provided by operating activities	$(39,054)	$5,247
Net cash used in investing activities	(4,531)	(31,225)
Net cash provided by financing activities	47,961	30,592
Change in cash and cash equivalents	$4,376	$4,614

Cash (used in)/provided by operating activities for the year ended December 31, 2013 as compared to the year ended December 31, 2012:

Net cash used in operating activities decreased by $44.3 million to $39.1 million for the year ended December 31, 2013 as compared to an inflow of $5.2 million for the same period in 2012. The decrease is analyzed as follows:

The net loss for the year ended December 31, 2013 was $28.6 million compared to a $6.4 million loss for the year ended December 31, 2012. In determining net cash used in operating activities for the year ended December 31, 2013, net loss was adjusted for the effect of depreciation and amortization of $19.5 million, $6.3 million for amortization and write-off of deferred financing cost and bond premium, net and $1.9 million for the amortization of drydock and special survey costs. For the period ended December 31, 2012, net income was also adjusted for the effects of certain non-cash items, including depreciation and amortization of $20.2 million, $0.8 million amortization and write-off of deferred financing cost and bond premium, net and $1.9 million for the amortization of drydock and special survey costs.

Amount due to related parties as of December 31, 2013 and 2012 was $0.5 million and $13.6 million, respectively, which represents the current account payable to Navios Holdings. The balance mainly consisted of management fees administrative fees, drydocking costs and other expenses due to Navios Holdings. As of December 31, 2013 and 2012, the Company’s long-term payable due to the Manager was $0 and $24.8 million, respectively. Amount due from related parties as December 31, 2013 and 2012 was $35.8 million and $31.2 million respectively, which represents the current account receivable from Navios Acquisition as of such date. (See Note 14: Transactions with related parties.)

Accounts receivable increased by $0.2 million from $0.6 million for the year ended December 31, 2012, to $0.8 million for the year ended December 31, 2013 due to the increase in receivables due from charterers.

Accounts payable decreased by $0.1 million from $0.4 million for the year ended December 31, 2012 to $0.3 million for the year ended December 31, 2013. This decrease was attributable to the decrease in brokers’ payable by $0.1 million.

Prepaid expenses and other current assets increased by $0.1 million to $0.2 million for the year ended December 31, 2013 from $0.1 million for the year ended December 31, 2012.

Accrued expenses increased by $0.1 million to $0.2 million for the year ended December 31, 2013, from $0.1 million on December 31, 2012.

Deferred voyage revenue primarily relates to cash received from charterers prior to it being earned. These amounts are recognized as revenue over the voyage or charter period. Deferred voyage revenue amounted to $1.9 million for the years ended December 31, 2013 and December 31, 2012.

Cash used in investing activities for the year ended December 31, 2013 as compared to the year ended

December 31, 2012:

Net cash used in investing activities for the year ended December 31, 2013 was $4.5 million, compared to $31.2 million for the year ended December 31, 2012. Net cash used in investing activities for the year ended December 31, 2013 decreased as a result of less cash remitted Navios Acquisition.

Cash provided by financing activities for the year ended December 31, 2013 as compared to the year ended December 31, 2012:

Net cash provided by financing activities for the year ended December 31, 2013 was $48.0 million, compared to $30.6 million for the year ended December 31, 2012. Net cash provided by financing activities for the year ended December 31, 2013 increased primarily from $332.9 million in proceeds from the issuance of Ship Mortgage and Senior Notes, net of deferred finance costs, which was partially offset by $354.7 million repayment of the 2017 Notes. The remaining increase was as a result of net transactions with our owner. (See Note 2: Summary of Significant Accounting Policies.)

Reconciliation of EBITDA to Net Cash from Operating Activities

	For the year ended December 31, 2014 (unaudited)	For the year ended December 31, 2013 (unaudited)	For year ended December 31, 2012 (unaudited)
Net cash provided by/ (used) in operating activities	$27,261	$(39,054)	$5,247
Net (decrease)/ increase in operating assets	(171)	267	(287)
Net (increase)/ decrease in operating liabilities	(4,422)	37,945	11,619
Net interest cost	25,473	31,249	31,803
Amortization of deferred financing costs	(712)	(934)	(843)

EBITDA(1)	$47,429	$29,473	$47,539
(1)
Net cash provided by/ (used) operating activities	$27,261	$(39,054)	$5,247
Net cash used in investing activities	$(52,314)	$(4,531)	$(31,225)
Net cash provided by financing activities	$46,778	$47,961	$30,592

Post IPO

We hereby present reconciliation of EBITDA to Net Cash from Operating Activities only for the 44-day period from the closing of the IPO on November 18, 2014 to December 31, 2014 (the “44-day period”).

For the Period from November 18, 2014 to December 31, 2014 ($ ‘000) (unaudited)
Net cash provided by operating activities	$8,213
Net decrease in operating assets	(552)
Net increase in operating liabilities	(2,627)
Net interest cost	646
Amortization of deferred financing costs	(60)

EBITDA(1)	$5,620
Cash paid for interest	—
Maintenance and replacement capital expenditures	(1,027)

Operating Surplus	$4,593
Cash reserves	(831)

Available cash for distribution	$3,762

(1)
Net cash provided by operating activities	$8,213
Net cash used in investing activities	$—
Net cash provided by financing activities	$22,610

EBITDA

EBITDA represents net income plus interest and finance costs plus depreciation and amortization and income taxes.

EBITDA is presented because Navios Midstream believes that EBITDA is a basis upon which liquidity can be assessed and present useful information to investors regarding Navios Midstream ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. EBITDA is “non-GAAP financial measures” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

While EBITDA is frequently used as a measure of operating results and the ability to meet debt service requirements, the definition of EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.

EBITDA for the year ended December 31, 2014, increased by $18.0 million to $47.4 million from $29.5 million in the year ended December 31, 2013. The increase in EBITDA was due to a: (a) $17.8 million of expenses relating to cash portion of loss on bond extinguishment incurred in 2013; (b) $0.4 million decrease in management fees; (c) $0.1 million decrease in time charter expenses; (d) $0.1 million increase in other income; and (e) $0.1 million decrease in other expense, partially mitigate by a: (i) $0.1 million decrease in revenue; and (ii) $0.4 million increase in general and administrative expenses. EBITDA for the year ended December 31, 2013, decreased by approximately $18.1 million to $29.5 million from $47.5 million in the year ended December 31, 2012. The decrease in EBITDA was due to: (a) $17.8 million of expenses relating to cash portion of loss on bond extinguishment; (b) $0.4 million decrease in revenue; (c) $0.3 million decrease in other income; and (d) $0.1 million increase in other expenses, partially mitigated by a: (i) $0.3 million decrease in time charter expenses; and (ii) $0.1 million decrease in general and administrative expenses.

EBITDA for the 44-day period was approximately $5.6 million deriving from revenue of $7.6 million partially mitigated by other expenses including time charter expenses, management fees and general and administrative expenses of $2.0 million in total.

Operating Surplus

Operating Surplus represents net income adjusted for depreciation and amortization expense, non-cash interest expense and estimated maintenance and replacement capital expenditures. Maintenance and replacement capital expenditures are those capital expenditures required to maintain over the long term the operating capacity of, or the revenue generated by, Navios Mistream’s capital assets.

Operating Surplus is a quantitative measure used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

Navios Midstream generated an Operating Surplus for the 44-day period of $4.6 million.

Borrowings

Navios Midstream long-term third party borrowings are reflected in its balance sheet as “Long-term debt”. As of December 31, 2014 and December 31, 2013, long-term debt amounted to $115.5 million and $341.0 million, respectively. The current portion of long-term debt amounted to $10.5 million and $0.0 as of December 31, 2014 and December 31, 2013, respectively. As of December 31, 2014, our facility was fully drawn.

Capital Expenditures

Maintenance for our vessels and expenses related to drydocking are paid to our Manager at cost under the Management Agreement with Navios Acquisition. Under the terms of our existing Management Agreement with the Manager, we pay a daily fee of $9,500 for commercial and technical management services. This fixed fee covers vessel operating expenses, which include crewing, repairs and maintenance and insurance. Drydocking and special survey will be paid to the Manager at cost. The Manager is directly responsible for providing all of these items and services. Please read “Item 7.—Major unitholders and related party transactions.” The charterer generally pays the voyage expenses, which include all expenses relating to particular voyages, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. The term of the Management Agreement will expire on November 2019 and the daily management fee is fixed for the first two years of the agreement. During the remaining three years of the term of the Management Agreement, we will reimburse the Manager for all of the actual operating costs and expenses it incurs in connection with the management of our fleet.

Maintenance and replacement capital expenditures.

Our partnership agreement requires our board of directors to deduct from operating surplus each quarter estimated maintenance and replacement capital expenditures, as opposed to actual maintenance and replacement capital expenditures, in order to reduce disparities in operating surplus caused by fluctuating maintenance and replacement capital expenditures, such as drydocking and vessel replacement. The actual cost of replacing the vessels in our fleet will depend on a number of factors, including prevailing market conditions, hire rates and the availability and cost of financing at the time of replacement. Our board of directors, with the approval of the conflicts committee, may determine that one or more of our assumptions should be revised, which could cause our board of directors to increase the amount of estimated maintenance and replacement capital expenditures. We may elect to finance some or all of our maintenance and replacement capital expenditures through the issuance of additional common units, which could be dilutive to our existing unitholders. We must make substantial capital expenditures to maintain the operating capacity of our fleet, which will reduce cash available for distribution. In addition, each quarter we are required to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available to unitholders than if actual maintenance and replacement capital expenditures were deducted.

Maintenance Capital Expenditures. Our initial annual estimated drydocking capital expenditure reserve is/ will be $1.5 million. The estimation is based on assumptions and estimates regarding the remaining useful lives of the vessels, a relative net investment rate, drydocking and special survey costs based on current industry data.

Replacement Capital Expenditures. Because of the substantial capital expenditures we are required to make to maintain our fleet over time, our initial annual estimated replacement capital expenditures for estimating maintenance and replacement capital expenditures will be $7.0 million per year, for replacing vessels at the end of their useful lives. The future vessel replacement is based on assumptions and estimates regarding the remaining useful lives of the vessels, a relative net investment rate, vessel replacement values based on current market conditions and residual value of the vessels at the end of their useful lives based on current steel prices.

Possible Acquisitions of Other Vessels

We hold options to acquire up to seven VLCCs, from Navios Acquisition at fair market value and we do not currently have financing sources in place to fund the acquisitions of these vessels.

Subject to the terms of our loan agreements, we could elect to fund any future acquisitions with equity or debt or cash on hand or a combination of these forms of consideration. Any debt incurred for this purpose could make us more leveraged and increase our debt service obligations or could subject us to additional operational or financial restrictive covenants.

Pursuant to the omnibus agreement that we entered into with Navios Acquisition, Navios Holdings and Navios Partners in connection with the closing of the IPO, Navios Acquisition, Navios Holdings, Navios Partners and their controlled affiliates (other than us, our general partner and our subsidiaries) generally will agree not to acquire or own any VLCCs, crude oil tankers, refined petroleum product tankers, chemical tankers or LPG tankers under time charters of five or more years, also providing for rights of first offer on certain tanker vessels. The omnibus agreement, however, contains significant exceptions that will allow Navios Acquisition, Navios Holdings, Navios Partners or any of their controlled affiliates to compete with us under specified circumstances which could harm our business. In addition, under the omnibus agreement, we generally will agree only to acquire VLCCs, crude oil tankers, refined petroleum product tankers, chemical tankers or LPG tankers with charters of five or more years, subject to certain exceptions. If we own or operate a vessel pursuant to such exceptions, we may not subsequently expand that portion of our business other than pursuant to those exceptions.

C. Research and development, patents and licenses, etc.

Not applicable.

D. Trend information

Our results of operations depend primarily on the charter hire rates that we are able to realize for our vessels, which depend on the demand and supply dynamics characterizing the tanker market at any given time. For other trends affecting our business please see other discussions in “Item 5. Operating and Financial Review and Prospects”.

E. Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F. Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as of December 31, 2014:

	Payments due by period (Unaudited)
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(In thousands of U.S. dollars)
Loan obligations(1)	$10,504	$31,511	$83,985	$—	$126,000
Total contractual obligations	$10,504	$31,511	$83,985	$—	$126,000

(1)	The amount identified does not include interest costs associated with the outstanding credit facility, which are based on LIBOR, plus the costs of complying with any applicable regulatory requirements and a margin of 3.0% per annum.

Critical Accounting Policies

Our financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates in the application of our accounting policies based on the best assumptions, judgments and opinions of management. Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. For a description of all of our significant accounting policies, see Note 2 to the Notes to the consolidated and combined financial statements, included herein.

Fair Value of Vessels: As of December 31, 2014, we owned and operated a fleet of four vessels, with an aggregate carrying value of $353.9 million, including the carrying value of existing time charters on its fleet of vessels. On a vessel-by-vessel basis, as of December 31, 2014, the carrying value of the four vessels (including the carrying value of the time charter, if any, on the specified vessel) exceeds the estimated fair value of those same vessels (including the estimated fair value of the time charter, if any, on the specified vessel) by approximately $54.4 million in aggregate (the unrealized loss).

A vessel-by-vessel summary as of December 31, 2014, follows (with an * indicating those individual vessels whose carrying value exceeds its estimated fair value, including the related time charter, if any):

Vessel name	Date of Acquisition	Purchase Price(1)	Carrying Value as of December 31, 2014(1)
	(In millions of U.S. dollars)
Shinyo Kannika	18/11/2014	$61.0	$60.4	*
Shinyo Kieran	18/11/2014	120.6	120.0	*
Shinyo Ocean	18/11/2014	60.5	60.0	*
Shinyo Saowalak	18/11/2014	114.2	113.5	*
		$356.3	$353.9

(1)	All amounts include related time charter, if any.

Although the aforementioned excess of carrying value over fair value represents an estimate of the loss that Navios Midstream would sustain on a hypothetical disposition of those vessels as of December 31, 2014, the recognition of the unrealized loss absent a disposition (i.e. as an impairment) would require, among other things, that a triggering event had occurred and that the undiscounted cash flows attributable to the vessel are also less than the carrying value of the vessel (including the carrying value of the time charter, if any, on the specified vessel).

Use of Estimates: The preparation of consolidated and combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to, future drydock dates, the selection of useful lives and residual values for tangible assets, and vessels’ fair value upon initial recognition, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes, and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

Vessels, Net: Vessels are stated at historical cost, which consists of the contract price, delivery and acquisition expenses and capitalized interest costs while under construction. Vessels acquired in a business combination are recorded at fair value. Vessels acquired in an asset acquisition are measured at cost (including transaction costs). Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Expenditures for routine maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. Management estimates the residual values of our tanker vessels based on a scrap value cost of steel times the weight of the ship noted in lightweight ton (LWT). Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Up to December 31, 2012, management estimated the residual values of its vessels based on a scrap rate of $285 per LWT. Effective January 1, 2013, following management’s reassessment after considering current market trends for scrap rates and ten-year average historical scrap rates of the residual values of the Company’s vessels, the estimated scrape value per LWT was increased to $360 per LWT. This change reduced depreciation expense by $708 for the year ended December 31, 2013. Management estimates the useful life of our vessels to be 25 years from the vessel’s original construction. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective.

Impairment of long-lived Asset Group: Vessels, other fixed assets and other long lived assets held and used by the Company are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. The Company’s management evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events or changes in circumstances have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, certain indicators of potential impairment, are reviewed such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions.

Undiscounted projected net operating cash flows are determined for each asset group (consisting of the individual vessel and the intangible with respect to the time charter agreement to that vessel) and compared to the vessel carrying value and related carrying value of the intangible with respect to the time charter agreement attached to that vessel. Within the shipping industry, vessels are customarily bought and sold with a charter attached. The value of the charter may be favorable or unfavorable when comparing the charter rate to then current market rates. The loss recognized either on impairment (or on disposition) will reflect the excess of carrying value over fair value (selling price) for the vessel individual asset group.

In connection with its impairment testing on its vessels as of December 31, 2014, the Company performs sensitivity analysis on the most sensitive and/or subjective assumptions that have the potential to affect the outcome of the test, principally the projected charter rate used to forecast future cash flow for unfixed days. In that regard, there would continue to be no impairment required to be recognized on any of the Company’s vessels when assuming a decline in the 10-year average (of the one-year charter rate for similar vessels), which is the rate that the Group uses to forecast future cash flow for unfixed days, ranging from 60.0% to 88.0% (depending on the vessel).

In addition, the Company compared the ten-year historical average (of the one-year charter rate for similar vessels) of $41,829 per day with historical rates for five-year historical average of the one-year charter rate (for similar vessels) of $26,641 per day and one-year charters (for similar vessels) of $28,115 per day. A comparison of the ten-year historical average (of the one-year charter rate) and the current rates for five-year and one-year historical average rates (of the one year charter rates for similar vessels) follows (as of December 31, 2014):

	Historical Average of One-Year Charter Rates (over Various Periods) vs. Ten-year Historical Average (of the One-Year Charter Rate)
	5-Year Average	1-Year Average
	(% above (below) the 10-Year average)
VLCCs	(36.3)%	(32.8)%

As disclosed elsewhere, the fleet includes four vessels for which the carrying value (including the carrying value of the time charter, if any, on the specified vessel) exceeds the estimated fair value of those same vessels (including the estimated fair value of the time charter, if any, on the specified vessel) by approximately $54.4 million in the aggregate (the unrealized loss). If testing for impairment using historical rates for five-year and one-year charters historical average (of the one-year charter rate for similar vessels) in lieu of the ten-year historical average (of the one-year charter rate for similar vessels), the Company estimates that none and 2 of its vessels, respectively, would have carrying values in excess of their projected undiscounted future cash flows.

The assessment concluded that step two of the impairment analysis was not required and no impairment of vessels and related intangible assets existed as of December 31, 2014 and 2013, as the undiscounted projected net operating cash flows exceeded the carrying value.

In the event that impairment would occur, the fair value of the related asset would be determined and a charge would be recorded to operations calculated by comparing the asset’s carrying value to its fair value. Fair value is estimated by management with the assistance of third-party valuations performed on an individual vessel basis.

Although management believes the underlying assumptions supporting this assessment are reasonable, if charter rate trends and the length of the current market downturn vary significantly from our forecasts, management may be required to perform step two of the impairment analysis in the future that could expose the Company to material impairment charges in the future.

Revenue Recognition: Revenue is recorded (i) when services are rendered, (ii) the Company has signed a charter agreement or other evidence of an arrangement, (iii) the price is fixed or determinable, and (iv) collection is reasonably assured. Revenue is generated from the time charter of vessels.

Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight-line basis as the average revenue over the rental periods of such charter agreements, as service is performed. A time charter involves placing a vessel at the charterers’ disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Under time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel.

Profit-sharing revenues are calculated at an agreed percentage of the excess of the charterer’s average daily income (calculated on a quarterly or half-yearly basis) over an agreed amount and accounted for on an accrual basis based on provisional amounts and for those contracts that provisional accruals cannot be made due to the nature of the profit share elements, these are accounted for on the actual cash settlement.

Revenues are recorded net of address commissions. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter rate. Since address commissions represent a discount (sales incentive) on services rendered by the Company and no identifiable benefit is received in exchange for the consideration provided to the charterer, these commissions are presented as a reduction of revenue.

Special Survey and Drydocking Costs

We follow the accounting guidance for planned major maintenance activities. The Company’s vessels are subject to regularly scheduled drydocking and special surveys which are carried out every 30 and 60 months, respectively. Drydocking and special survey costs, which are reported in the balance sheet within “Deferred dry dock and special survey costs, net”, include planned major maintenance and overhaul activities for ongoing certification including the inspection, refurbishment and replacement of steel, engine components, electrical, pipes and valves, and other parts of the vessel. The Company follows the deferral method of accounting for special survey and drydocking costs, whereby actual costs incurred are deferred and amortized on a straight-line basis over the period until the next scheduled survey and drydocking, which is five and two and a half years, respectively. If special survey or drydocking is performed prior to the scheduled date, the remaining unamortized balances are immediately written off.

The amortization periods reflect the estimated useful economic life of the deferred charge, which is the period between each special survey and drydocking. Costs incurred during the drydocking period relating to routine repairs and maintenance are expensed. The unamortized portion of special survey and drydocking costs for vessels sold is included as part of the carrying amount of the vessel in determining the gain/(loss) on sale of the vessel.

Provisions

The Partnership, in the ordinary course of business, is subject to various claims, suits and complaints. Management provides for a contingent loss in the financial statements if the contingency has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. If the Company has determined that the reasonable estimate of the loss is a range, and there is no best estimate amount within the range, the Company will provide the lower amount of the range.

Recent Accounting Pronouncements

The FASB issued ASU 2014-09 “Revenue from Contracts with Customers” clarifying the method used to determine the timing and requirements for revenue recognition on the statements of income. Under the new standard, an entity must identify the performance obligations in a contract, the transaction price and allocate the price to specific performance obligations to recognize the revenue when the obligation is completed. The amendments in this update also require disclosure of sufficient information to allow users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts. The new accounting guidance is effective for interim and annual periods beginning after December 15, 2016. Early adoption is not permitted. The Company is currently reviewing the effect of ASU No. 2014-09 on its revenue recognition.

In February 2015, the FASB issued the ASU 2015-02, “Consolidation (Topic 810)—Amendments to the Consolidation Analysis”, which amends the criteria for determining which entities are considered VIEs, amends the criteria for determining if a service provider possesses a variable interest in a VIE and ends the deferral granted to investment companies for application of the VIE consolidation model. The ASU is effective for interim and annual periods beginning after December 15, 2015. Early application is permitted. We do not expect the adoption of this ASU to have a material impact on Company’s results of operations, financial position or cash flows.

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

Set forth below are the names, ages and positions of our directors and executive officers.

Name	Age	Position
Angeliki Frangou	50	Chairman of the Board of Directors and Chief Executive Officer
Erifili Tsironi	40	Chief Financial Officer
Efstratios Desypris	41	Senior Vice President—Business Development and Director
Vasiliki Papaefthymiou	46	Secretary
Shunji Sasada	56	Director
Alexander Kalafatides	51	Director
Christos Kokkinis	63	Director
Stefan Kuch	61	Director
Vasilios Mouyis	51	Director

Biographical information with respect to each of our current directors and our executive officers is set forth below. The business address for our directors and executive officers is 7 Avenue de Grande Bretagne, Monte Carlo, MC 98000 Monaco.

Angeliki Frangou has been our Chairman of the Board of Directors and Chief Executive Officer since our inception. Ms. Frangou has also been Chairman and Chief Executive Officer of Navios Maritime Holdings (NYSE: NM) since August 2005. In addition, Ms. Frangou has been the Chairman and Chief Executive Officer of Navios Maritime Partners L.P. (NYSE: NMM), an affiliated limited partnership, since August 2007 Chairman and Chief Executive Officer of Navios Maritime Acquisition Corporation (NYSE: NNA), an affiliated corporation, since March 2008. Ms. Frangou has been the Chairman of the Board of Directors of Navios South American Logistics Inc. since its inception in December 2007. Previously, Ms. Frangou served as Chairman, Chief Executive Officer and President of International Shipping Enterprises Inc., which acquired Navios Holdings. From 1990 until August 2005, Ms. Frangou was the Chief Executive Officer of Maritime Enterprises Management S.A. and its predecessor company, which specialized in the management of dry cargo vessels. Ms. Frangou is the Chairman of IRF European Finance Investments Ltd., listed on the SFM of the London Stock Exchange. Ms. Frangou is Member of the Board of the United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited, Vice Chairman of China Classification Society Mediterranean Committee, a member of the International General Committee and of the Hellenic and Black Sea Committee of Bureau Veritas, as well as a member of Greek Committee of Nippon Kaiji Kyokai. Since May 2014, Ms. Frangou has been a Member of the Board of The Hellenic Mutual War Risks Association (Bermuda) Limited. Since February 2015, Ms. Frangou is a Member of the Board of the Union of Greek Shipowners. Since July 2013, Ms. Frangou has been a Member of the Board of Visitors of the Columbia University School of Engineering and Applied Science. Ms. Frangou received a bachelor’s degree in mechanical engineering, summa cum laude, from Fairleigh Dickinson University and a master’s degree in mechanical engineering from Columbia University.

Erifili Tsironi has been our Chief Financial Officer since our inception. Ms. Tsironi has over 17 years of experience in ship finance. Before joining us, she was the Global Dry Bulk Sector Coordinator and Senior Vice President of DVB Bank SE. Ms. Tsironi joined the Bank in 2000 serving as Assistant Local Manager and Senior Relationship Manager. Previously, she served as account manager in ANZ Investment Bank / ANZ Grindlays Bank Ltd from May 1997 until December 1999. Ms. Tsironi holds a BSc. in Economics, awarded with Honours, from the London School of Economics and Political Science and a MSc in Shipping, Trade and Finance, awarded with Distinction, from Cass Business School of City University in London.

Efstratios Desypris has been our Senior Vice President—Business Development and a member of our board of directors since our inception. Mr. Desypris has served as Chief Financial Controller of Navios Holdings since February 2011. He has previously served as Financial Controller of Navios Holdings since May 2006. In addition, Mr. Desypris is the Chief Financial Officer of Navios Partners since January 2010. He also serves as Senior Vice President—Strategic Planning and Director of Navios Logistics, and as director of Navios Europe Inc. Before joining Navios Group, Mr. Desypris worked for nine years in the accounting profession, most recently as manager of the audit department at Ernst & Young in Greece. Mr. Desypris started his career as an auditor with Arthur Andersen & Co. in 1997. He holds a Bachelor of Science degree in Economics from the University of Piraeus.

Vasiliki Papaefthymiou has been our Secretary since our inception. She has been Executive Vice President—Legal and a member of Navios Holdings’ board of directors since its inception, and prior to that was a member of the board of directors of ISE. Ms. Papaefthymiou has also held various officer and director positions at Navios Acquisition, Navios Partners and Navios South American Logistics. Ms. Papaefthymiou has also served as General Counsel for Maritime Enterprises Management S.A. since October 2001, where she has advised the company on shipping, corporate and finance legal matters. Ms. Papaefthymiou provided similar services as General Counsel to Franser Shipping from October 1991 to September 2001. Ms. Papaefthymiou received her undergraduate degree from the Law School of the University of Athens and a master’s degree in maritime law from Southampton University in the United Kingdom. Ms. Papaefthymiou is admitted to practice law before the Bar in Piraeus, Greece.

Shunji Sasada has been a member of our Board of Directors since our inception. Mr. Sasada also served as a director of Navios Holdings and President of Navios Corporation since January 2015 and as director in Navios Partners in August 2007. Mr. Sasada started his shipping career in 1981 in Japan with Mitsui O.S.K. Lines, Ltd. (“MOSK”). In 1991, Mr. Sasada joined Trinity Bulk Carriers as its chartering manager as well as subsidiary board member representing MOSK as one of the shareholders. After an assignment in Norway, Mr. Sasada moved to London and started MOSK’s own Ultra Handymax operation as its General Manager. Mr. Sasada joined Navios Holdings in May 1997. Mr. Sasada was Senior Vice President—Fleet Development of Navios Holdings from October 1, 2005 to July 2007 and Chief Operating Officer to December 2014. Mr. Sasada is the member of the North American Committee of Nippon Kaiji Kyokai since inception. Mr. Sasada is a graduate of Keio University, Tokyo, with a B.A. degree in business and he is the member of Board of Trustee of Keio Academy of New York.

Alexander Kalafatides has been a member of our board of directors since our inception. Mr. Kalafatides has over 25 years of experience in general management and marketing. Mr. Kalafatides holds the position of sales and marketing director of IUC International LLC, a designer and importer of consumer products, and he also serves as an adjunct professor in International Business at Drexel University. He has been involved in considerable turnarounds in various sectors including the marine sector, where he served as Partner and Vice President of CCSI, Inc, a company acting as the sales agent of the Chevron/Texaco joint venture. Following its successful turnaround, the company was acquired by the Chevron/Texaco group. Mr. Kalafatides received his M.B.A. in marketing and international business from the New York University and his B.S.E. in computer engineering & science at the University of Pennsylvania.

Christos Kokkinis has been a member of our board of directors since our inception. Mr. Kokkinis has over 34 years of experience in ship finance. He is currently an advisor to the management of Alpha Bank SA on shipping financial matters, having served as the Head of the Shipping Division of the bank since 1997. Previously, he served in Citibank Shipping Bank S.A. from where he left as Vice President to join ABN AMRO Bank, where he held the position of the Manager of Shipping Finance from 1991 until 1997. Mr. Kokkinis holds a bachelor’s degree from the Law School of the University of Athens and a master of business administration in finance and international business from Rutgers University.

Stefan Kuch has been a member of our board of directors since our inception. Mr. Kuch has over 31 years of experience in finance and ship finance. Mr. Kuch is currently serving as Managing Director of Hanseatic Ship

Asset Management GmbH, a vessel-owning company within the Commerzbank Group. Mr. Kuch previously served as Managing Director and Divisional Head of International Clients at Commerzbank AG, following the merger of the shipping portfolios of Dresdner Bank, Deutsche Schiffsbank and Commerzbank in 2009. In the past, he also served as the co-head of the Center of Competence Shipping of Commerzbank AG having joined Commerzbank AG in 1983. He holds a degree in Economics from Christian Albrecht University, Kiel, Germany.

Vasilios Mouyis has been a member of our board of directors since our inception. Mr. Mouyis has over 27 years of experience in chartering and ship brokerage. He is the co-founder of the Athens-based ship brokering firm, Doric Shipbrokers S.A., where he currently serves as the joint managing director—a position he has held since the firm’s inception in 1994. Previously, Mr. Mouyis served as a chartering broker at Clarkson’s Plc South African office, formerly known as Afromar Pty Ltd. Mr. Mouyis participates as a panelist for the Handysize index of the Baltic Exchange, London, representing Doric Shipbrokers S.A. Mr. Mouyis holds a bachelor’s degree in Economics from the American College of Greece and a post-graduate diploma in Port and Shipping Administration from The University of Wales, Institute of Science and Technology.

B. Compensation

Reimbursement of Expenses of Our General Partner

Our general partner does not receive any management fee or other compensation for services from us, although it and its other affiliates are entitled to reimbursement for expenses incurred on our behalf. These expenses include all expenses necessary or appropriate for the conduct of our business and allocable to us, as determined by our general partner.

For the period after the closing of the IPO on November 18, 2014 to December 31, 2014 no amounts were paid to the general partner.

Officers’ Compensation

We and our general partner were formed in October 2014. Because our officers including our Chief Executive Officer and our Chief Financial Officer are employees of Navios Holdings, their compensation is set and paid by Navios Holdings, and we reimburse Navios Holdings for time they spend on partnership matters pursuant to the Administrative Services Agreement. Under the terms of the Administrative Services Agreement, we reimburse Navios Holdings for the actual costs and expenses it incurs in providing administrative support services to us. The amount of our reimbursements to Navios Holdings for the time of our officers depends on an estimate of the percentage of time our officers spent on our business and is based on a percentage of the salary and benefits that Navios Holdings pays to such officers. Our officers, and officers and employees of affiliates of our General Partner, may participate in employee benefit plans and arrangements sponsored by Navios Holdings, our general partner or their affiliates, including plans that may be established in the future. Our board of directors may establish such plans without the approval of our limited partners. For the period from November 18, 2014 to December 31, 2014, the fee charged by the Manager for administrative services was $0.1 million.

Compensation of Directors

Our officers or officers of Navios Acquisition who also serve as our directors do not receive additional compensation for their service as directors. Each non-management director receives compensation for attending meetings of our board of directors, as well as committee meetings. Non-management directors receive a director fee of $45,000 per year. Ms. Frangou receives a fee of $150,000 per year for acting as a director and as our Chairman of the Board. The Chairman of our audit committee receives an additional fee of $15,000 per year and the Chairman of our conflicts committee receives an additional fee of $10,000 per year. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law. For the period after the closing of the IPO on November 18, 2014 to December 31, 2014, the aggregate compensation paid to our current non-management executive directors was approximately $0.1 million.

C. Board Practices

Our partnership agreement provides that our general partner delegates to our board of directors the authority to oversee and direct our operations, management and policies on an exclusive basis, and such delegation binding on any successor general partner of the partnership. Our general partner, Navios Maritime Midstream Partners GP LLC, is wholly owned by Navios Acquisition. Navios Holdings has a ten-year option to purchase a minimum of 25% of the general partner interest held by the general partner, the incentive distribution rights held by the general partner and/or the membership interests in the general partner from Navios Acquisition, each at fair market value. Our executive officers manage our day-to-day activities consistent with the policies and procedures adopted by our board of directors. Two of our executive officers also serve as executive officers and/or directors of Navios Acquisition.

Our board of directors consists of seven members appointed by Navios Acquisition. Following our first annual meeting of unitholders, our board of directors will consist of seven members, three persons who will be appointed by our general partner in its sole discretion and four who will be elected by the common unitholders. Directors appointed by our general partner will serve as directors for terms determined by our general partner. Directors elected by our common unitholders are divided into three classes serving staggered three-year terms. Four of the initial seven directors appointed by Navios Acquisition will serve until our annual meeting in 2015, at which time they will be replaced by four directors elected by our common unitholders. One of the four directors elected by our common unitholders will be designated as the Class I elected director and will serve until our annual meeting of unitholders in 2016, two of the four directors will be designated as the Class II elected directors and will serve until our annual meeting of unitholders in 2017 and the remaining one director will be designated as our Class III elected director and will serve until our annual meeting of unitholders in 2018. At each subsequent annual meeting of unitholders, directors will be elected to succeed the class of directors whose terms have expired by a plurality of the votes of the common unitholders. Directors elected by our common unitholders will be nominated by the board of directors or by any limited partner or group of limited partners that holds at least 10% of the outstanding common units. We will have a conflicts committee consisting of three independent directors that will be available at the board’s discretion to review matters involving potential conflicts of interest.

Each outstanding common unit is entitled to one vote on matters subject to a vote of common unitholders. If at any time, any person or group owns beneficially more than 4.9% of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted. The voting rights of any such unitholders in excess of 4.9% will effectively be redistributed pro rata among the other unitholders of the same class that are not subject to this voting limitation. Our general partner, its affiliates and persons who acquired units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors. This 4.9% limitation is intended to help preserve our ability to qualify for the benefits of Section 883 of the Code.

The New York Stock Exchange does not require a listed limited partnership like us to have a majority of independent directors on our board of directors or to establish a compensation committee or a nominating/corporate governance committee. Our board of directors consists of seven members, four of whom meet the independence standards established by the New York Stock Exchange.

Three independent members of our board of directors serve on a conflicts committee to review specific matters that the board believes may involve conflicts of interest. The initial members of our conflicts committee are Vasilios Mouyis, Christos Kokkinis and Alexander Kalafatides, who acts as Chairman. The conflicts committee will determine if the resolution of the conflict of interest is fair and reasonable to us. The members of the conflicts committee may not be officers or employees of our general partner or directors, officers or employees of its affiliates, and must meet the independence standards established by the New York Stock Exchange to serve on an audit committee of a board of directors and certain other requirements. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners, and not a breach by our directors, our general partner or its affiliates of any duties any of them may owe us or our unitholders. For additional information about the conflicts committee.

In addition, we have an audit committee of three independent directors. Our initial audit committee is comprised of Stefan Kuch, Christos Kokkinis and Vasilios Mouyis, who acts as Chairman. Mr. Mouyis qualifies as an “audit committee financial expert” for purposes of SEC rules and regulations. The audit committee, among other things, reviews our external financial reporting, engage our external auditors and oversee our internal audit activities and procedures and the adequacy of our internal accounting controls.

Employees of the Manager, a subsidiary of Navios Holdings, provide assistance to us and our operating subsidiaries pursuant to the Management Agreement and the Administrative Services Agreement.

Our Chief Executive Officer, Ms. Angeliki Frangou, allocates her time between managing our business and affairs and the business and affairs of Navios Acquisition, Navios Holdings and Navios Partners. While the amount of time she will allocate between our business and the businesses of Navios Acquisition will vary from time to time depending on various circumstances and the respective needs of the businesses, such as their relative levels of strategic activities, we anticipate she will allocate approximately one-quarter of their time to our business.

Our officers and the other individuals providing services to us or our subsidiaries may face a conflict regarding the allocation of their time between our business and the other business interests of Navios Acquisition, Navios Holdings and Navios Partners. We intend to cause our officers to devote as much time to the management of our business and affairs as is necessary for the proper conduct of our business and affairs.

We have no employees other than the executive officers listed in this Annual Report.

Our general partner owes a fiduciary duty to our unitholders, subject to limitations described under “Conflicts of Interest and Fiduciary Duties.” Our general partner will be liable, as general partner, for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are expressly non-recourse to it. Whenever possible, the partnership agreement directs that we should incur indebtedness or other obligations that are non-recourse to our general partner.

Whenever our general partner makes a determination or takes or declines to take an action in its individual capacity rather than in its capacity as our general partner, it is entitled to make such determination or to take or decline to take such other action free of any fiduciary duty or obligation whatsoever to us or any limited partner, and is not required to act in good faith or pursuant to any other standard imposed by our partnership agreement or under the Marshall Islands Act or any other law. Specifically, our general partner will be considered to be acting in its individual capacity if it exercises its call right, pre-emptive rights or registration rights, consents or withholds consent to any merger or consolidation of the partnership, appoints any directors or votes for the appointment of any director, votes or refrains from voting on amendments to our partnership agreement that require a vote of the outstanding units, voluntarily withdraws from the partnership, transfers (to the extent permitted under our partnership agreement) or refrains from transferring its units, general partner interest or incentive distribution rights or votes upon the dissolution of the partnership. Actions of our general partner, which are made in its individual capacity, will be made by Navios Acquisition as sole member of our general partner.

D. Employees

Employees of the Manager provide assistance to us and our operating subsidiaries pursuant to the Management Agreement and the Administrative Services Agreement; Navios Midstream does not employ additional staff.

The Manager crews its vessels primarily with Ukrainian, Polish, Filipino, Russian, Indian and Georgian officers and Filipino, Georgian, and Ukrainian seamen. For these nationalities, officers and seamen are referred to the Manager by local crewing agencies. The crewing agencies handle each seaman’s training while the Manager handles their travel and payroll. The Manager requires that all of its seamen have the qualifications and licenses required to comply with international regulations and shipping conventions.

The Manager also provides on-shore advisory, operational and administrative support to us pursuant to service agreements. Please see “Item 7.—Major Unitholders and Related Party Transactions”.

E. Unit Ownership

Identity of Person or Group

As of March 16, 2015, our officers and directors, identified in the table below, did not beneficially own any common units or subordinated units. The information is not necessarily indicative of beneficial ownership for any other purposes. Under SEC rules, a person or entity beneficially owns any units that the person or entity has the right to acquire as of May 15, 2015 (60 days after March 16, 2015) through the exercise of any unit option or other right. As of March 16, 2015, there were 19,066,718 units outstanding, representing all outstanding common units (9,342,692), subordinated units (9,342,692) and general partner units (381,334).

	Common and Subordinated Units Owned	Percentage of Common and Subordinated Units Owned
Angeliki Frangou	—	—
Erifili Tsironi	—	—
Efstratios Desypris	—	—
Vasiliki Papaefthymiou	—	—
Shunji Sasada	—	—
Alexander Kalafatides	—	—
Christos Kokkinis	—	—
Stefan Kuch	—	—
Vasilios Mouyis	—	—

Item 7.	Major Unitholders and Related Party Transactions

A. Major Unitholders

The following table sets forth the beneficial ownership as of March 16, 2015, of our common and subordinated units by each person we know to beneficially own more than 5% of the common or subordinated units. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person beneficially owns any units as to which the person has or shares voting or investment power. In addition, a person beneficially owns any units that the person or entity has the right to acquire as of May 15, 2015 (60 days after March 16, 2015) through the exercise of any unit option or other right. The percentage disclosed under “Percentage of Total Common and Subordinated Units Beneficially Owned” is based on 19,066,718 units, representing all outstanding common units (9,342,692), all subordinated units (9,342,692) and the general partner units (381,334).

Name of Beneficial Owner	Common Units Beneficially Owned		Subordinated Units Beneficially Owned		Percentage of Total Common and Subordinated Units Beneficially Owned(1)
	Number	Percentage	Number	Percentage
Navios Maritime Acquisition Corporation(1)(2)	1,242,692	13.3%	9,342,692	100.0%	55.5%
Piper Jaffray Companies(3)	1,402,470	15.0%	—	—	7.4%
Goldman Sachs Asset Management L.P.(4)	1,000,000	10.7%	—	—	5.2%
All directors and executive officers as a group (nine persons)	—	—	—	—	—

(1)	Excludes the 2.0% general partner interest held by our general partner, a wholly owned subsidiary of Navios Acquisition.
(2)	Navios Acquisition is a U.S. public company controlled by its board of directors, which consists of the following seven members: Angeliki Frangou, Ted C. Petrone, Nikolaos Veraros, John Koilalous, Brigitte Noury, Anna Kalathakis and George Galatis.
(3)	Based on Schedule 13G/ A filed on February 17, 2015 with the SEC and reported units owned by the Piper Jaffray Companies, Fiduciary/Claymore MLP Opportunity Fund and Nuveen Energy MLP Total Return Fund.
(4)	Based on Schedule 13G filed on December 10, 2014 with the SEC and reporting units owned by Goldman Sachs Asset Management L.P., together with GS Investment Strategies, LLC.

B. Related Party Transactions

Navios Acquisition, the sole member of our general partner, owns 1,242,692 common units and 9,342,692 subordinated units, representing a 57.5% interest in us which includes 381,334 general partner units representing a 2% general partnership interest in us and all of the incentive distribution rights. Navios Acquisition’s ability, as sole member of our general partner, to control the appointment of three of the seven members of our board of directors and to approve certain significant actions we may take and its ownership of all of the outstanding subordinated units and its right to vote the subordinated units as a separate class on certain matters, means that Navios Acquisition, together with its affiliates, have the ability to exercise influence regarding our management.

Distributions and Payments to our General Partner and Its Affiliates

The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with our formation, ongoing operation and any liquidation. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arms’-length negotiations.

Formation Stage

The consideration received by our general partner and its affiliates for the transfer to us of the vessels in our fleet

•    9,342,692 subordinated units and 1,242,692 common units;

•    2.0% general partner interest in us;

•    the incentive distribution rights; and

•    the net proceeds of our IPO, together with $104.5 million in borrowings under our credit facility.

The subordinated units owned by Navios Acquisition represent a 49.0% limited partner interest in us.

Operational Stage
Distributions of available cash to our general partner and its affiliates

We generally make cash distributions 98.0% to unitholders (including Navios Acquisition, the owner of our general partner and the holder of subordinated units) and the remaining 2.0% to our general partner.

In addition, if distributions exceed the minimum quarterly distribution and other higher target levels, our general partner, as the holder of the incentive distribution rights, will be entitled to increasing percentages of the distributions, up to 50% (including its 2.0% general partner interest) of the distributions above the highest target level. We refer to the rights to the increasing distributions as “incentive distribution rights.”

Assuming we have sufficient available cash to pay the full minimum quarterly distribution on all of our outstanding units for four quarters, but no distributions in excess of the full minimum quarterly distribution, our general partner would receive an annual distribution of approximately $630,000 on its 2.0% general partner interest and Navios Acquisition would receive an annual distribution of approximately $15.4 million on its subordinated units.

Payments to our general partner and its affiliates

Our general partner does not receive a management fee or other compensation for services from us. Our general partner and its other affiliates is entitled to reimbursement for all direct and indirect expenses they incur on our behalf. In addition, we pay fees to the Manager, a subsidiary of Navios Holdings, for commercial and technical management services and administrative services, as provided under the Management Agreement and the Administrative Services Agreement.

Withdrawal or removal of our general partner

If our general partner withdraws or is removed, its general partner interest and its incentive distribution rights will either be sold to the new general partner for cash or converted into common units, in each case for an amount equal to the fair market value of those interests.

Liquidation Stage
Liquidation	Upon our liquidation, the partners, including our general partner, will be entitled to receive liquidating distributions.

Agreements Governing the Transactions

We, our general partner, our operating companies and other parties have entered into various documents and agreements, in connection with the IPO.

Omnibus Agreement

We have entered into an omnibus agreement with Navios Acquisition, Navios Holdings, Navios Partners, our general partner and our operating company. The following discussion describes certain provisions of the omnibus agreement.

Noncompetition

Under the omnibus agreement, Navios Acquisition has agreed, and has caused its controlled affiliates (other than us, our general partner and our subsidiaries) to agree, not to acquire or own any VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under charter for five or more years. This restriction does not prevent Navios Acquisition or any of its controlled affiliates (other than us and our subsidiaries) from:

(1) acquiring or owning VLCC carriers, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under charters for less than five years;

(2) (x) acquiring a VLCC carrier, crude oil tanker, refined petroleum product tanker, LPG tanker or chemical tanker under charter for five or more years after the closing of the offering if Navios Acquisition offers to sell to us the vessel for fair market value or (y) putting a VLCC carrier, crude oil tanker, refined petroleum product tanker, LPG tanker or chemical tanker that Navios Acquisition owns under charter for five or more years if Navios Acquisition offers to sell the vessel to us for fair market value at the time it is chartered for five or more years and, in each case, at each renewal or extension of that charter for five or more years;

(3) acquiring a VLCC carrier, crude oil tanker, refined petroleum product tanker, LPG tanker or chemical tanker under charter for five or more years as part of the acquisition of a controlling interest in a business or package of assets and owning those vessels; provided, however, that:

(a) if less than a majority of the value of the total assets or business acquired is attributable to those VLCC carriers, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers and related charters, as determined in good faith by the board of directors of Navios Acquisition, Navios Acquisition must offer to sell such VLCC carriers, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers and related charters to us for their fair market value plus any additional tax or other similar costs to Navios Acquisition that would be required to transfer the VLCC carriers, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers and related charters to us separately from the acquired business; and

(b) if a majority or more of the value of the total assets or business acquired is attributable to the VLCC carriers, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers and related charters, as determined in good faith by the board of directors of Navios Acquisition, Navios Acquisition shall notify us in writing, of the proposed acquisition. We shall, not later than the 15th calendar day following receipt of such notice, notify Navios Acquisition if we wish to acquire such VLCC carriers, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers and related charters forming part of the business or package of assets in cooperation and simultaneously with Navios Acquisition acquiring the non-VLCC carriers, non-crude oil tankers, non-refined petroleum product tankers, non-LPG tankers or non-chemical tankers and related charters forming part of that business or package of assets. If we do not notify Navios Acquisition of our intent to pursue the acquisition within 15 calendar days, Navios Acquisition may proceed with the acquisition as provided in (a) above.

(4) acquiring a non-controlling interest in any company, business or pool of assets;

(5) acquiring or owning any VLCC carrier, crude oil tanker, refined petroleum product tanker, LPG tanker or chemical tanker and related charter if we do not fulfill our obligation, under any existing or future written agreement, to purchase such vessel in accordance with the terms of any such agreement;

(6) acquiring or owning VLCC carriers, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under charter for five or more years subject to the offers to us described in paragraphs (2) and (3) above pending our determination whether to accept such offers and pending the closing of any offers we accept;

(7) providing ship management services relating to any vessel whatsoever, including to VLCC carriers, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers owned by the controlled affiliates of Navios Acquisition; or

(8) acquiring or owning VLCC carriers, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under charter for five or more years if we have previously advised Navios Acquisition that we consent to such acquisition, operation or charter.

Under the omnibus agreement, Navios Acquisition, Navios Holdings and Navios Partners are not prohibited from operating chartered-in VLCC carriers, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under charter-out contracts for five or more years, so long as immediately prior to the time such vessel is proposed to be put under such charter-out contract, Navios Acquisition offers such charter-out opportunity to us in the event that (i) we have a VLCC carrier, crude oil tanker, refined petroleum product tanker, LPG tanker or chemical tanker that is available and comparable to Navios Acquisition’s chartered-in vessel and (ii) it is acceptable to the charter customer.

If Navios Acquisition or any of its controlled affiliates (other than us or our subsidiaries) acquires or owns any VLCC carriers, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers pursuant to any of the exceptions described above, it may not subsequently expand that portion of its business other than pursuant to those exceptions.

In addition, under the omnibus agreement we agree, and cause our subsidiaries to agree, to acquire, own, operate or charter only VLCC carriers, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers with charters of five or more years (any vessels that are not VLCC carriers, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers and that are not under charter for five or more years will in the following be referred to as the “Non-Restricted Vessels”). This restriction will not:

(1) prevent us or any of our subsidiaries from acquiring a Non-Restricted Vessel and any related charters as part of the acquisition of a controlling interest in a business or package of assets and owning and operating or chartering those vessels, provided, however, that:

(a) if less than a majority of the value of the total assets or business acquired is attributable to a Non-Restricted Vessel and related charter, as determined in good faith by us, we must offer to sell such Non-Restricted Vessel and related charter to Navios Acquisition for their fair market value plus any additional tax or other similar costs to us that would be required to transfer the Non-Restricted Vessel and related charter to Navios Acquisition separately from the acquired business; and

(b) if a majority or more of the value of the total assets or business acquired is attributable to a Non-Restricted Vessel and related charter, as determined in good faith by us, we shall notify Navios Acquisition in writing of the proposed acquisition. Navios Acquisition shall, not later than the 15th calendar day following receipt of such notice, notify us if it wishes to acquire the Non-Restricted Vessel forming part of the business or package of assets in cooperation and simultaneously with us acquiring the Non-Restricted Vessel under charter for five or more years forming part of that business or package of assets. If Navios Acquisition does not notify us of its intent to pursue the acquisition within 15 calendar days, we may proceed with the acquisition as provided in (a) above.

(2) prevent us or any of our subsidiaries from owning, operating or chartering a Non-Restricted Vessel subject to the offer to Navios Acquisition described in paragraph (2) above, pending its determination whether to accept such offer and pending the closing of any offer it accepts; or

(3) prevent us or any of our subsidiaries from acquiring, operating or chartering a VLCC carrier, crude oil tanker, refined petroleum product tanker, LPG tanker or chemical tanker if Navios Acquisition has previously advised us that it consents to such acquisition, operation or charter other than with respect to VLCC carriers, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers already owned by us.

If we or any of our subsidiaries owns, operates and charters Non-Restricted Vessels pursuant to any of the exceptions described above, neither we nor such subsidiary may subsequently expand that portion of our business other than pursuant to those exceptions.

Upon a change of control of us or our general partner, the noncompetition provisions of the omnibus agreement will terminate immediately. Upon a change of control of Navios Acquisition, the noncompetition provisions of the omnibus agreement will terminate at the time that is the later of the date of the change of control and the date on which all of our outstanding subordinated units have converted to common units.

The omnibus agreement specifically provides that with respect to any VLCC, crude oil tanker, refined petroleum product tanker, LPG tanker or chemical tanker under charter for a period of five years or more, the provisions of the omnibus agreement supercede the provisions of any other omnibus agreement that exists between other entities in the Navios Group. The omnibus agreement also provides that the terms of any other existing omnibus agreement between other entities in the Navios Group will apply with respect to any Non-Restricted Vessel.

Rights of First Offer

We and our subsidiaries grant to Navios Acquisition a right of first offer on any proposed sale, transfer or other disposition of any of our VLCCs or any crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers that we may acquire in the future and related charters or any Non-Restricted Vessels and related charters owned or acquired by us. Likewise, Navios Acquisition granted a similar right of first offer to us for any VLCC, crude oil tanker, refined petroleum product tanker, LPG tanker or chemical tanker under charter for five or more years it might own. These rights of first offer will not apply to a (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a charter party or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third-party.

Prior to engaging in any negotiation regarding any vessel disposition with respect to a VLCC, crude oil tanker, refined petroleum product tanker, LPG tanker or chemical tanker under charter for five or more years with a non-affiliated third-party, we or Navios Acquisition, as the case may be, will deliver a written notice to the other party setting forth the material terms and conditions of the proposed transaction. During the 15-day period after the delivery of such notice, we and Navios Acquisition will negotiate in good faith to reach an agreement on the transaction. If we do not reach an agreement within such 15-day period, we or Navios Acquisition, as the case may be, will be able within the next 180 calendar days to sell, transfer, dispose or re-charter the vessel to a third party (or to agree in writing to undertake such transaction with a third party) on terms generally no less favorable to us or Navios Acquisition, as the case may be, than those offered pursuant to the written notice.

Upon a change of control of us or our general partner, the right of first offer provisions of the omnibus agreement will terminate immediately. Upon a change of control of Navios Acquisition, the right of first offer provisions of the omnibus agreement will terminate at the time that is the later of the date of the change of control and the date on which all of our outstanding subordinated units have converted to common units.

Indemnification

Under the omnibus agreement, Navios Acquisition indemnifies us for a period of five years against certain environmental and toxic tort liabilities to the extent arising prior to or on the closing date of the offering. Liabilities resulting from a change in law are excluded from the environmental indemnity. There is an aggregate cap of $5.0 million on the amount of indemnity coverage provided by Navios Acquisition for these environmental and toxic tort liabilities. No claim may be made unless the aggregate dollar amount of all claims exceeds $500,000, in which case Navios Acquisition is liable for claims only to the extent such aggregate amount exceeds $500,000.

Navios Acquisition also indemnifies us for liabilities related to:

•	certain defects in title to the assets contributed or sold to us and any failure to obtain, certain consents and permits necessary to conduct our business, which liabilities arise within three years after the closing of the offering; and

•	certain income tax liabilities attributable to the operation of the assets contributed to us prior to the time they were contributed.

Amendments

The omnibus agreement may not be amended without the prior approval of the conflicts committee of our board of directors if the proposed amendment will, in the reasonable discretion of our board of directors, adversely affect holders of our common units.

Management Agreement

We have entered into a Management Agreement with the Manager, a subsidiary of Navios Holdings, pursuant to which the Manager provides certain commercial and technical management services to us. These services are provided in a commercially reasonable manner in accordance with customary ship management practice and under our direction. The Manager provides these services to us directly but may subcontract for certain of these services with other entities, including other Navios Holdings subsidiaries.

The commercial and technical management services include:

•	the commercial and technical management of the vessels: managing day-to-day vessel operations including negotiating charters and other employment contracts with respect to the vessels and monitoring payments thereunder, ensuring regulatory compliance, arranging for the vetting of vessels, procuring and arranging for port entrance and clearance, appointing counsel and negotiating the settlement of all claims in connection with the operation of each vessel, appointing adjusters and surveyors and technical consultants as necessary, and providing technical support;

•	vessel maintenance and crewing: including supervising the maintenance and general efficiency of vessels, and ensuring the vessels are in seaworthy and good operating condition, arranging our hire of qualified officers and crew, arranging for all transportation, board and lodging of the crew, negotiating the settlement and payment of all wages; and

•	purchasing and insurance: purchasing stores, supplies and parts for vessels, arranging insurance for vessels (including marine hull and machinery insurance, protection and indemnity insurance and war risk and oil pollution insurance).

The term of the management will expire in November 2019, with respect to each vessel in our fleet. Pursuant to the terms of the Management Agreement, we pay the Manager a fixed daily fee of $9,500 per VLCC vessel for the first two years of the term of that agreement. This fixed daily fee will cover all of our vessel operating expenses, other than certain extraordinary fees and costs. Drydocking and special survey are paid to the Manager at cost. During the remaining three years of the term of the Management Agreement, we expect to reimburse the Manager for all of the actual operating costs and expenses it incurs in connection with the management of our fleet. Actual operating costs and expenses will be determined in a manner consistent with how the initial $9,500 fixed fees were determined.

The Management Agreement may be terminated prior to the end of its initial term by us upon 120 days’ notice if there is a change of control of the Manager or by the Manager upon 120days’notice if there is a change of control of us or our general partner. In addition, the Management Agreement may be terminated by us or by the Manager upon 120 days’ notice if:

•	the other party breaches the agreement in any material respect which remains unremedied;

•	a receiver is appointed for all or substantially all of the property of the other party;

•	an order is made to wind up the other party;

•	a final judgment, order or decree that materially and adversely affects the other party’s ability to perform the agreement is obtained or entered and not vacated, discharged or stayed; or

•	the other party makes a general assignment for the benefit of its creditors, files a petition in bankruptcy or liquidation, is adjudged insolvent or bankrupt or commences any reorganization proceedings.

Furthermore, at any time after the first anniversary of the Management Agreement, the management agreement may be terminated prior to the end of its initial term by us or by the Manager upon 365 days’ notice for any reason other than those described above.

In addition to the fixed daily fees payable under the Management Agreement, the Management Agreement provides that the Manager will be entitled to reasonable supplementary remuneration for extraordinary fees and costs resulting from:

•	time spent on insurance and salvage claims;

•	time spent vetting and pre-vetting the vessels by any charterers in excess of 10 days per vessel per year;

•	the deductible of any insurance claims relating to the vessels or for any claims that are within such deductible range;

•	the significant increase in insurance premiums which are due to factors outside the control of the Manager such as “acts of God”;

•	repairs, refurbishment or modifications, including those not covered by the guarantee of the shipbuilder or by the insurance covering the vessels, resulting from maritime accidents, collisions, other accidental damage or unforeseen events (except to the extent that such accidents, collisions, damage or events are due to the fraud, gross negligence or willful misconduct of the Manager, its employees, agents or subcontractors, unless and to the extent otherwise covered by insurance);

•	expenses imposed due to any improvement, upgrade or modification to, structural changes with respect to the installation of new equipment aboard any vessel that results from a change in, an introduction of new, or a change in the interpretation of, applicable laws, at the recommendation of the classification society for that vessel or otherwise;

•	costs associated with increases in crew employment expenses resulting from an introduction of new, or a change in the interpretation of, applicable laws or resulting from the early termination of the charter of any vessel;

•	any taxes, dues or fines imposed on the vessels or the Manager due to the operation of the vessels;

•	expenses incurred in connection with the sale or acquisition of a vessel such as inspections and technical assistance; and any similar costs, liabilities and expenses that were not reasonably contemplated by us and the Manager as being encompassed by or a component of the fixed daily fees at the time the fixed daily fees were determined.

Under the Management Agreement, neither we nor the Manager is liable for failure to perform any of our or its obligations, respectively, under the management agreement by reason of any cause beyond our or its reasonable control.

In addition, the Manager has no liability to us for any loss arising in the course of the performance of the commercial and technical management services under the Management Agreement unless and to the extent that such loss is proved to have resulted solely from the fraud, gross negligence or willful misconduct of the Manager or its employees, in which case (except where such loss has resulted from the Manager’s intentional personal act or omission and with knowledge that such loss would probably result) the Manager’s liability is limited to $3.0 million for each incident or series of related incidents.

Further, under our Management Agreement, we have agreed to indemnify the Manager and its employees and agents against all actions which may be brought against them under the Management Agreement including, without limitation, all actions brought under the environmental laws of any jurisdiction, or otherwise relating to pollution or the environment, and against and in respect of all costs and expenses they may suffer or incur due to defending or settling such action, provided however that such indemnity excludes any or all losses which may be caused by or due to the fraud, gross negligence or willful misconduct of the Manager or its employees or agents, or any breach of the Management Agreement by the Manager.

Administrative Services Agreement

We have entered into an Administrative Services Agreement with the Manager, pursuant to which the Manager provides certain administrative management services to us. The agreement has an initial term of five years from the closing date of the offering.

The Administrative Services Agreement may be terminated prior to the end of its term by us upon 120 days’ notice if there is a change of control of the Manager or by the Manager upon 120 days’ notice if there is a change of control of us or our general partner. In addition, the Administrative Services Agreement may be terminated by us or by the Manager upon 120 days’ notice if:

•	the other party breaches the agreement;

•	a receiver is appointed for all or substantially all of the property of the other party;

•	an order is made to wind up the other party;

•	a final judgment, order or decree that materially and adversely affects the other party’s ability to perform the Management Agreement is obtained or entered and not vacated, discharged or stayed; or

•	the other party makes a general assignment for the benefit of its creditors, files a petition in bankruptcy or liquidation, is adjudged insolvent or bankrupt or commences any reorganization proceedings.

Furthermore, at any time after the first anniversary of the Administrative Services Agreement, the Administrative Services Agreement may be terminated by us or by the Manager upon 365 days’ notice for any reason other than those described above.

The administrative services include:

•	bookkeeping, audit and accounting services: assistance with the maintenance of our corporate books and records, assistance with the preparation of our tax returns and arranging for the provision of audit and accounting services;

•	legal and insurance services: arranging for the provision of legal, insurance and other professional services and maintaining our existence and good standing in necessary jurisdictions;

•	administrative and clerical services: assistance with office space, arranging meetings for our common unitholders pursuant to the partnership agreement, arranging the provision of IT services, providing all administrative services required for subsequent debt and equity financings and attending to all other administrative matters necessary to ensure the professional management of our business;

•	banking and financial services: providing cash management including assistance with preparation of budgets, overseeing banking services and bank accounts, arranging for the deposit of funds, negotiating loan and credit terms with lenders and monitoring and maintaining compliance therewith;

•	advisory services: assistance in complying with United States and other relevant securities laws;

•	client and investor relations: arranging for the provision of, advisory, clerical and investor relations services to assist and support us in our communications with our common unitholders;

•	integration of any acquired businesses; and

•	client and investor relations.

We reimburse the Manager for reasonable costs and expenses incurred in connection with the provision of these services within 15 days after the Manager submits to us an invoice for such costs and expenses, together with any supporting detail that may be reasonably required.

Under the administrative services agreement, we have agreed to indemnify the Manager, its employees and agents against all actions which may be brought against them under the administrative services agreement including, without limitation, all actions brought under the environmental laws of any jurisdiction, and against and in respect of all costs and expenses they may suffer or incur due to defending or settling such actions; provided, however that such indemnity excludes any or all losses which may be caused by or due to the fraud, gross negligence or willful misconduct of the Manager or its employees or agents.

Share Purchase Agreement

We have entered into a share purchase agreement with Aegean Sea Maritime Holdings Inc., a wholly-owned subsidiary of Navios Acquisition pursuant to which we have the option to purchase for a period of two years from the closing of the offering its interests in the subsidiaries that own the seven option vessels and their related charters.

We are not obligated to purchase any of the seven option vessels from Aegean unless we deliver to Aegean during the two-year period a written notice affirmatively exercising our option to purchase such vessels. If during the two-year period we do not deliver to Aegean written notice of our intent to purchase the vessels, then the Share Purchase Agreement automatically expires and terminates. The Share Purchase Agreement may also be terminated by the mutual consent of us and Aegean or for failure to satisfy closing conditions by us or Aegean, so long as either party is not in material breach of the Agreement.

Pursuant to the Share Purchase Agreement, we indemnify Aegean for any losses suffered or incurred by reason of our breach or failure to perform or for any fees or expenses that we owe to brokers, financial advisors or similar persons in connection with the purchase of any vessel. Aegean has agreed to indemnify us for any losses suffered or incurred by reason of Aegean’s breach or failure to perform.

Other Related Party Transactions

Management fees:

Prior to the IPO

Pursuant to a management agreement dated May 28, 2010, as amended on May 4, 2012, Navios Tankers Management Inc. (the “Manager”), a subsidiary of Navios Holdings provided for five years from the inception of the agreement, commercial and technical management services to the Company’s vessels for a daily fee through May 28, 2014. This daily fee covered all of the vessels’ operating expenses, other than certain fees and costs. Drydocking expenses were reimbursed at cost for VLCC vessels.

In May 2014, the duration of the existing management agreement was extended until May 2020 and the daily rate was reduced by 5% to $9,500 per VLCC vessel for two additional years through May 2016. Drydocking expenses under this management agreement will be reimbursed at cost at occurrence for all vessels.

Navios Midstream

On November 18, 2014, and in conjunction with the closing of the IPO, the Company entered into a new Management Agreement with the Manager pursuant to which the Manager provides commercial and technical management services to Navios Midstream’s vessels for a daily fee of $9,500 per VLCC tanker vessel for the first two years.

Management fees for the years ended December 31, 2014, December 31, 2013 and 2012 amounted to $14.2 million, $14.6 million and $14.6 million.

General and administrative expenses:

Prior to the IPO

Pursuant to an Administrative Services Agreement dated May 28, 2010, the Manager provided for five years from the inception of the agreement certain administrative management services which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. In May 2014, the duration of the existing administrative services agreement was extended until May 2020 pursuant to its existing terms.

Navios Midstream

On November 18, 2014, and in conjunction with the closing of the IPO, Navios Midstream entered into a new administrative services agreement with the Manager, expiring on November 18, 2019, pursuant to which the Manager provides certain administrative management services to Navios Midstream which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The Manager is reimbursed for reasonable costs and expenses which is based on a rate per day per vessel.

Total general and administrative expenses for the years ended December 31, 2014, December 31, 2013 and 2012 amounted to $1.3 million, $0.9 million and $0.9 million. For the years ended December 31, 2014, December 31, 2013 and 2012, the expenses charged by Navios Holdings for administrative services were $0.8 million, $0.5 million and $0.5 million.

Balances due from/ to related parties, short and long term: Balances due to/ from related parties relate to amounts due to/from both Navios Acquisition and its subsidiaries, as well as, our Manager—Navios Holdings.

Amounts due to Navios Holdings as of December 31, 2014 and December 31, 2013 were $0.8 million and $0.5 million, respectively, which represents the current and long-term accounts payable to Navios Holdings. The balance mainly consisted of management fees, administrative fees, dry docking costs and other operating expenses. There were no amounts due from Navios Holdings as of December 31, 2014 and December 31, 2013.

Amounts due from Navios Acquisition as of December 31, 2014 and December 31, 2013 were $0.0 and $35.8 million, respectively. The balance relates to cash retained by Navios Acquisition, which was used for working capital purposes related to the Company’s vessels.

Backstop Agreements: On November 18, 2014, Navios Acquisition entered into backstop agreements with Navios Midstream. In accordance with the terms of the backstop agreements, Navios Acquisition has provided a backstop commitment to charter –in the Shinyo Ocean and Shinyo Kannika for a two-year period at the time of their redelivery at the currently contracted rate if the market charter rate is lower than the currently contracted rate. Further, Navios Maritime Acquisition has provided a backstop commitment to charter—in the following option vessels: a) Nave Celeste for a two-year period at the time of her redelivery at the currently contracted rate if the market charter rate is lower than the currently contracted rate and b) Nave Galactic and Nave Quasar for a four-year period at the net time charter-out rate per day (net of commissions) of $35,000 if the market charter rate is lower than the charter-out rate of $35,000. Conversely, if market charter rates are higher during the backstop period, such vessels will be chartered out to third-party charterers at prevailing market rates and Navios Acquisition’s backstop commitment will not be triggered. The backstop commitment does not include any profit sharing.

Option to Purchase General Partner Interest: Navios Holdings has a ten-year option to purchase a minimum of 25% of the general partner interest held by the general partner, the incentive distribution rights held by the general partner and/or the membership interests in the general partner from Navios Acquisition, each at fair market value. The option expires on November 18, 2024.

Item 8.	Financial Information

A. Consolidated Statements and Other Financial Information

Consolidated Financial Statements: See Item 18.

Legal Proceedings

Although we may, from time to time, be involved in litigation and claims arising out of our operations in the normal course of business, we are not at present party to any legal proceedings or aware of any proceedings against us, or contemplated to be brought against us, that would have a material effect on our business, financial position, results of operations or liquidity. We maintain insurance policies with insurers in amounts and with coverage and deductibles as our board of directors believes are reasonable and prudent. We expect that these claims would be covered by insurance, subject to customary deductibles. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Cash Distribution Policy

Rationale for Our Cash Distribution Policy

Our cash distribution policy reflects a basic judgment that our unitholders will be better served by our distributing our cash available (after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves) rather than retaining it. Because we believe we will generally finance any expansion capital expenditures from external financing sources, we believe that our investors are best served by our distributing all of our available cash. Our cash distribution policy is consistent with the terms of our partnership agreement, which requires that we distribute all of our available cash quarterly (after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves).

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly distributions from us. Our distribution policy is subject to certain restrictions and may be changed at any time, including:

•	Our unitholders have no contractual or other legal right to receive distributions other than the obligation under our partnership agreement to distribute available cash on a quarterly basis, which is subject to the broad discretion of our board of directors to establish reserves and other limitations.

•	While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions requiring us to make cash distributions contained therein, may be amended. Although during the subordination period, with certain exceptions, our partnership agreement may not be amended without the approval of non-affiliated common unitholders, our partnership agreement can be amended with the approval of a majority of the outstanding common units after the subordination period has ended. As of December 31, 2014, Navios Acquisition owns 13.3% of our outstanding common units and owns 100.0% of our outstanding subordinated units.

•	Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement.

•	Under Section 51 of the Marshall Islands Limited Partnership Act, we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets.

•	We may lack sufficient cash to pay distributions to our unitholders due to decreases in net revenues or increases in operating expenses, principal and interest payments on outstanding debt, tax expenses, working capital requirements, maintenance and replacement capital expenditures or anticipated cash needs.

•	Our distribution policy will be affected by restrictions on distributions under our new credit facility that we entered into in connection with the closing of the offering. Specifically, our new credit facility contains material financial tests that must be satisfied and we will not pay any distributions that will cause us to violate our credit facility or other debt instruments. Should we be unable to satisfy these restrictions included in the proposed new credit facility or if we are otherwise in default under our new credit facility, our ability to make cash distributions to you, notwithstanding our cash distribution policy, would be materially adversely affected.

•	If we make distributions out of capital surplus, as opposed to operating surplus, such distributions will constitute a return of capital and will result in a reduction in the minimum quarterly distribution and the target distribution levels. We do not anticipate that we will make any distributions from capital surplus.

Our ability to make distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, the provisions of existing and future indebtedness, applicable partnership and limited liability company laws and other laws and regulations.

Minimum Quarterly Distribution

The amount of the minimum quarterly distribution is $0.4125 per unit, or $1.65 per unit per year. The amount of available cash from operating surplus, which we also refer to as cash available for distributions, needed to pay the minimum quarterly distribution on all of the common units and subordinated units and the 2.0% general partner interest to be outstanding as of December 31, 2014 for one quarter and for four quarters will be approximately:

	Number of Units	Distributions
		One Quarter	Four Quarters
Common units	9,342,692	$3,853,860	$15,415,442
Subordinated units	9,342,692	3,853,860	15,415,442
General Partner interest(1)	381,334	157,300	629,201
Total	19,066,718	$7,865,020	$31,460,085

(1)	The number of general partner units is determined by multiplying the total number of units deemed to be outstanding (i.e., the total number of common and subordinated units outstanding divided by 98.0%) by the general partner’s 2.0% general partner interest.

Our board of directors adopts a policy pursuant to which we pay an initial quarterly distribution of $0.4125 per unit for each complete quarter. Beginning with the quarter ending December 31, 2014, we distributed, within 45 days after the end of each quarter, all of our available cash to unitholders of record on the applicable record date. We adjust our first distribution for the period from the closing of the offering through December 31, 2014 based on the actual length of the period.

During the subordination period, before we make any quarterly distributions to subordinated unitholders, our common unitholders are entitled to receive payment of the full minimum quarterly distribution plus any arrearages in distributions from prior quarters. The amount of the minimum quarterly distribution is $0.4125 per unit, or $1.65 per unit per year. We cannot guarantee, however, that we will pay the minimum quarterly distribution or any amount on the common units in any quarter.

In general, our general partner is entitled to 2.0% of all distributions that we make prior to our liquidation. The general partner’s initial 2.0% interest in these distributions, however, may be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its initial 2.0% general partner interest. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its current general partner interest.

On January 23, 2015, the Board of Directors of Navios Midstream authorized its quarterly cash distribution for the period November 18, 2014 to December 31, 2014 of $0.1973 per unit. The distribution was paid on February 12, 2015 to all holders of record of common, subordinated and general partner units on February 9, 2015. The aggregate amount of the declared distribution was $3.8 million.

Subordination period

During the subordination period the common units have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.4125 per unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Distribution arrearages do not accrue on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there would be available cash to be distributed on the common units.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in the partnership agreement.

The following table illustrates the percentage allocations of the additional available cash from operating surplus among the unitholders and our general partner up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of the unitholders and our general partner in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount,” until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our general partner assume that our general partner maintains its 2.0% general partner interest and assume our general partner has not transferred the incentive distribution rights.

	Total Quarterly Distribution Total Amount	Marginal Percentage Interest in Distributions
		Unitholders	General Partner	Holders of IDRs
Minimum Quarterly Distribution	$0.4125	98.0%	2.0%	0%
First Target Distribution	up to $0.4744	98.0%	2.0%	0%
Second Target Distribution	above $0.4744 up to $0.5156	85.0%	2.0%	13.0%
Third Target Distribution	above $0.5156 up to $0.6188	75.0%	2.0%	23.0%
Thereafter	above $0.6188	50.0%	2.0%	48.0%

B. Significant Changes

No significant changes have occurred since the date of the annual financial statements included herein.

Item 9.	The Offer and Listing

Our common units are traded on the New York Stock Exchange (or NYSE) under the symbol “NAP”. The following table sets forth the high and low closing sales prices for our common units on the NYSE for each of the periods indicated:

	Price Range
	High	Low
Year Ended:
December 31, 2014	$14.06	$11.35
December 31, 2013	$—	$—
December 31, 2012	$—	$—
December 31, 2011	$—	$—
December 31, 2010	$—	$—
Quarter Ended:
December 31, 2014	$14.06	$11.35
September 30, 2014	$—	$—
June 30, 2014	$—	$—
March 31, 2014	$—	$—
December 31, 2013	$—	$—
September 30, 2013	$—	$—
June 30, 2013	$—	$—
March 31, 2013	$—	$—
Month Ended:
March 13, 2015	$14.74	$13.91
February 28, 2015	$14.70	$13.75
January 31, 2015	$14.64	$12.79
December 31, 2014	$13.60	$11.35
November 30, 2014	$14.06	$12.91
October 31, 2014	$—	$—
September 30, 2014	$—	$—

Item 10.	Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The information required to be disclosed under Item 10.B is incorporated by reference to the following sections of the prospectus included in our Registration Statement on Form F-1 filed with the SEC on October 9, 2014: “The Partnership Agreement,” “Description of the Common Units—The Units”, “Conflicts of Interest and Fiduciary Duties”, “How we make Cash Distributions” and “Our Cash Distribution Policy and Restrictions on Distributions.”

C. Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, for the two years immediately preceding the date of this Annual Report, each of which is included in the list of exhibits in Item 19. Please read “Item 5. Operating and Financial Review and Prospects—Trends and Factors Affecting Our Future Results of Operations—Liquidity and Capital Resources—Credit facilities” for a summary of certain contract terms.

•	Facility Agreement for up to $126.0 million term loan facility, by and among Navios Midstream, and Credit Suisse AG, dated November 13, 2014. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Omnibus Agreement, dated as of November 18, 2014, among Navios Holdings, Navios Acquisition, Navios Maritime Midstream GP LLC, Navios Maritime Midstream Operating LLC., and Navios Partners. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Management Agreement dated November 18, 2014, between Navios Midstream and Navios Tankers Management. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Administrative Services Agreement, dated as of November 18, 2014, between Navios Midstream and Navios Tankers Management. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Backstop Agreement, dated as of November 18, 2014, between Navios Midstream and Navios Acquisition.

•	Option Vessels Backstop Agreement, dated as of November 18, 2014, between Navios Midstream and Navios Acquisition.

•	General Partner Option Agreement, dated as of November 18, 2014, between Navios Acquisition and Navios Holdings.

D. Exchange controls

We are not aware of any governmental laws, decrees or regulations, including foreign exchange controls, in the Marshall Islands, Hong Kong, British Virgin Islands, the countries of incorporation of Navios Midstream and its subsidiaries that restrict the export or import of capital, or that affect the remittance of dividends, interest or other payments to non-resident holders of our securities.

We are not aware of any limitations on the right of non-resident or foreign owners to hold or vote our securities imposed by the laws of the Republic of the Marshall Islands or our Certificate of Formation and Limited Partnership Agreement.

E. Taxation of Holders

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income tax considerations that may be relevant to beneficial owners of our common units and, unless otherwise noted in the following discussion, is the opinion of Thompson Hine LLP, our U.S. counsel, insofar as it relates to matters of U.S. federal income tax law and legal conclusions with respect to those matters. The opinion of our counsel is dependent on the accuracy of representations made by us to them, including descriptions of our operations contained herein.

This discussion is based upon provisions of the Internal Revenue Code, (the “Code”), U.S. Treasury Regulations, and administrative rulings and court decisions, all as in effect or in existence on the date of this filing and all of which are subject to change or differing interpretations by the Internal Revenue Service (“IRS”) or a court, possibly with retroactive effect. Changes in these authorities may cause the tax consequences of ownership of our common units to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “we,” “our” or “us” are references to Navios Midstream Partners L.P.

The following discussion applies only to beneficial owners of common units that own the common units as “capital assets” (generally, property held for investment purposes). The following discussion does not address all aspects of U.S. federal income taxation which may be important to particular beneficial owners of common units in light of their individual circumstances, such as (i) beneficial owners of common units subject to special tax rules (e.g., banks or other financial institutions, real estate investment trusts, regulated investment companies, insurance companies, broker-dealers, traders that elect to mark-to-market for U.S. federal income tax purposes, tax-exempt organizations and retirement plans, individual retirement accounts and tax-deferred accounts, or former citizens or long-term residents of the United States) or to persons that will hold the common units as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, (ii) partnerships or other entities classified as partnerships for U.S. federal income tax purposes or their partners, (iii) U.S. Holders (as defined below) that have a functional currency other than the U.S. dollar, or (iv) beneficial owners of common units that own 2.0% or more (by vote or value) of our common units, all of whom may be subject to tax rules that differ significantly from those summarized below. If a partnership or other entity classified as a partnership for U.S. federal income tax purposes holds our common units, the tax treatment of its partners generally will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. If you are a partner in a partnership holding our common units, you should consult your own tax advisor regarding the tax consequences to you of the partnership’s ownership of our common units.

No ruling has been obtained or will be requested from the IRS, regarding any matter affecting us or prospective holders of our common units. The opinions and statements made herein may be challenged by the IRS and, if so challenged, may not be sustained upon review in a court.

This discussion does not contain information regarding any state or local, estate, gift or alternative minimum tax considerations concerning the ownership or disposition of common units.

Each prospective beneficial owner of our common units should consult its own tax advisor regarding the U.S. federal, state, local, and other tax consequences of the ownership or disposition of common units.

Election to Be Treated as a Corporation

We have elected to be treated as a corporation for U.S. federal income tax purposes. Consequently, among other things, U.S. Holders (as defined below) will not directly be subject to U.S. federal income tax on their shares of our income, but rather will be subject to U.S. federal income tax on distributions received from us and dispositions of common units as described below.

U.S. Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of our common units that:

•	is an individual U.S. citizen or resident (as determined for U.S. federal income tax purposes),

•	a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) organized under the laws of the United States or any of its political subdivisions,

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

•	a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more “United States persons” (as defined in the Code) have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under current U.S. Treasury Regulations to be treated as a “United States person.”

Distributions

Subject to the discussion below of the rules applicable to a passive foreign investment company (a “PFIC”), any distributions to a U.S. Holder made by us with respect to our common units generally will constitute dividends, which will be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will be treated first as a non-taxable return of capital to the extent of the U.S. Holder’s tax basis in its common units on a dollar-for-dollar basis, and thereafter as capital gain, which will be either long-term or short-term capital gain depending upon whether the U.S. Holder held the common units for more than one year. U.S. Holders that are corporations generally will not be entitled to claim a dividend received deduction with respect to distributions they receive from us. Dividends received with respect to the common units will be treated as foreign source income and generally will be treated as “passive category income” for U.S. foreign tax credit purposes.

Dividends received with respect to our common units by a U.S. Holder who is an individual, trust or estate (a “non-corporate U.S. Holder”) generally will be treated as “qualified dividend income” that is taxable to such non-corporate U.S. Holder at preferential capital gain tax rates, provided that: (i) our common units are traded on an “established securities market” in the United States (such as the New York Stock Exchange where our common units are traded) and are “readily tradeable” on such an exchange; (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be, as discussed below); (iii) the non-corporate U.S. Holder has owned the common units for more than 60 days during the 121-day period beginning 60 days before the date on which the common units become ex-dividend (and has not entered into certain risk limiting transactions with respect to such common units); and (iv) the non-corporate U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. Any dividends paid on our common units that are not eligible for these preferential rates will be taxed as ordinary income to a non-corporate U.S. Holder. In addition, a 3.8% tax may apply to certain investment income. See “Medicare Tax” below.

Special rules may apply to any amounts received in respect of our common units that are treated as “extraordinary dividends.” In general, an extraordinary dividend is a dividend with respect to a common unit that is equal to or in excess of 10.0% of a U.S. Holder’s adjusted tax basis (or fair market value upon the U.S. Holder’s election) in such common unit. In addition, extraordinary dividends include dividends received within a one-year period that, in the aggregate, equal or exceed 20.0% of a U.S. Holder’s adjusted tax basis (or fair market value) in a common unit. If we pay an “extraordinary dividend” on our common units that is treated as “qualified dividend income,” then any loss recognized by a U.S. Individual Holder from the sale or exchange of such common units will be treated as long-term capital loss to the extent of the amount of such dividend.

Sale, Exchange or Other Disposition of Common Units

Subject to the discussion of PFICs below, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of our common units in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s adjusted tax basis in such units. The U.S. Holder’s initial tax basis in the common units generally will be the U.S. Holder’s purchase price for the common units and that tax basis will be reduced (but not below zero) by the amount of any distributions on the common units that are treated as non-taxable returns of capital (as discussed under “—Distributions” above). Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition.

A corporate U.S. Holder’s capital gains, long-term and short-term, are taxed at ordinary income tax rates. If a corporate U.S. Holder recognizes a loss upon the disposition of our common units, such U.S. Holder is limited to using the loss to offset other capital gain. If a corporate U.S. Holder has no other capital gain in the tax year of the loss, it may carry the capital loss back three years and forward five years.

Long-term capital gains of non-corporate U.S. Holders are subject to the favorable tax rate of a maximum of 20%. In addition, a 3.8% tax may apply to certain investment income. See “Medicare Tax” below. A non-corporate U.S. Holder may deduct a capital loss resulting from a disposition of our common units to the extent of capital gains plus up to $3,000 ($1,500 for married individuals filing separate tax returns) annually and may carry forward a long-term capital loss indefinitely.

PFIC Status and Significant Tax Consequences

In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which the holder held our common units, either:

•	at least 75.0% of our gross income (including the gross income of our vessel-owning subsidiaries) for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), or

•	at least 50.0% of the average value of the assets held by us (including the assets of our vessel-owning subsidiaries) during such taxable year produce, or are held for the production of, passive income.

Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income generally would constitute “passive income” unless we were treated as deriving our rental income in the active conduct of a trade or business under the applicable rules.

Based on our current and projected methods of operations, and an opinion of counsel, we believe that we will not be a PFIC with respect to any taxable year. Our U.S. counsel, Thompson Hine LLP, is of the opinion that (1) the income we receive from the time chartering activities and assets engaged in generating such income should not be treated as passive income or assets, respectively, and (2) so long as our income from time charters exceeds 25.0% of our gross income for each taxable year after our initial taxable year and the value of our vessels contracted under time charters exceeds 50.0% of the average value of our assets for each taxable year after our initial taxable year, we should not be a PFIC. This opinion is based on representations and projections provided to our counsel by us regarding our assets, income and charters, and its validity is conditioned on the accuracy of such representations and projections.

Our counsel’s opinion is based principally on their conclusion that, for purposes of determining whether we are a PFIC, the gross income we derive or are deemed to derive from the time chartering activities of our wholly owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our subsidiaries own and operate in connection with the production of such income, in particular, the vessels we or our subsidiaries own that are subject to time charters, should not constitute passive assets for purposes of determining whether we are or have been a PFIC.

We expect that all of the vessels in our fleet will be engaged in time chartering activities and intend to treat our income from those activities as non-passive income, and the vessels engaged in those activities as non-passive assets, for PFIC purposes. Our counsel has advised us that there is a significant amount of legal authority consisting of the Code, legislative history, IRS pronouncements and rulings supporting our position that the income from our time chartering activities constitutes services income (rather than rental income). There is, however, no direct legal authority under the PFIC rules addressing whether income from time chartering activities is services income or rental income. Moreover, in a case not interpreting the PFIC rules, Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), the Fifth Circuit held that the vessel time charters at issue generated predominantly rental income rather than services income. However, the IRS stated in an Action on Decision (AOD 2010-001) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s AOD, however, is an administrative action that cannot be relied upon or otherwise cited as precedent by taxpayers.

The opinion of our counsel is not binding on the IRS or any court. Thus, while we have received an opinion of our counsel in support of our position, there is a possibility that the IRS or a court could disagree with this position and the opinion of our counsel. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations, will not change in the future.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, in which a U.S. Holder owned our common units, the U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which we refer to as a “QEF election.” As an alternative to making a QEF election, the U.S. Holder should be able to make a “mark-to-market” election with respect to our common units, as discussed below. In addition, if we were treated as a PFIC for any taxable year in which a U.S. Holder owned our common units, the U.S. Holder generally would be required to file IRS Form 8621 with the U.S. Holder’s U.S. federal income tax return for each year to report the U.S. Holder’s ownership of such common units. Substantial penalties apply to any failure to timely file IRS Form 8621, unless the failure is shown to be due to reasonable cause and not due to willful neglect. In the event a U.S. Holder does not file IRS Form 8621, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related tax year will not close before the date which is three years after the date on which such report is filed.

Taxation of U.S. Holders Making a Timely QEF Election

If we were to be treated as a PFIC for any taxable year, and a U.S. Holder makes a timely QEF election (any such U.S. Holder, an “Electing Holder”), the Electing Holder must report for U.S. federal income tax purposes its pro rata share of our ordinary earnings and net capital gain, if any, for our taxable year that ends with or within the Electing Holder’s taxable year, regardless of whether or not the Electing Holder received any distributions from us in that year. Such income inclusions would not be eligible for the preferential tax rates applicable to “qualified dividend income.” The Electing Holder’s adjusted tax basis in our common units will be increased to reflect taxed but undistributed earnings and profits. Distributions to the Electing Holder of our earnings and profits that were previously taxed will result in a corresponding reduction in the Electing Holder’s adjusted tax basis in our common units and will not be taxed again once distributed. The Electing Holder would not, however, be entitled to a deduction for its pro rata share of any losses that we incur with respect to any year. An Electing Holder generally will recognize capital gain or loss on the sale, exchange or other disposition of our common units.

Even if a U.S. Holder makes a QEF election for one of our taxable years, if we were a PFIC for a prior taxable year during which the U.S. Holder owned our common units and for which the U.S. Holder did not make a timely QEF election, the U.S. Holder would also be subject to the more adverse rules described below under “Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election.” However, under certain circumstances, a U.S. Holder may be permitted to make a retroactive QEF election with respect to us for any open taxable years in the U.S. Holder’s holding period for our common units in which we are treated as a PFIC.

A U.S. Holder makes a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with the U.S. Holder’s U.S. federal income tax return. If, contrary to our expectations, we were to determine that we are treated as a PFIC for any taxable year, we would notify all U.S. Holders and would provide all necessary information to any U.S. Holder that requests such information in order to make the QEF election described above with respect to us. A QEF election would not apply to any taxable year for which we are not a PFIC, but would remain in effect with respect to any subsequent taxable year for which we are a PFIC, unless the IRS consents to the revocation of the election.

Taxation of U.S. Holders Making a “Mark-to-Market” Election

If we were to be treated as a PFIC for any taxable year and, as we anticipate, our common units were treated as “marketable stock,” then, as an alternative to making a QEF election, a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common units, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the U.S. Holder’s common units at the end of the taxable year over the holder’s adjusted tax basis in the common units. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common units over the fair market value thereof at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-

to-market election. A U.S. Holder’s tax basis in the U.S. Holder’s common units would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange or other disposition of our common units would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of the common units would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. A mark-to-market election would not apply to our common units owned by a U.S. Holder in any taxable year during which we are not a PFIC, but would remain in effect with respect to any subsequent taxable year for which we are a PFIC, unless our common units are no longer treated as “marketable stock” or the IRS consents to the revocation of the election.

Even if a U.S. Holder makes a “mark-to-market” election for one of our taxable years, if we were a PFIC for a prior taxable during which the U.S. Holder owned our common units and for which the U.S. Holder did not make a timely mark-to-market election, the U.S. Holder would also be subject to the more adverse rules described below under “Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election.”

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

If we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a timely QEF election or a timely “mark-to-market” election for that year (i.e., the taxable year in which the U.S. Holder’s holding period commences), whom we refer to as a “Non-Electing Holder,” would be subject to special rules resulting in increased tax liability with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common units in a taxable year in excess of 125.0% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common units), and (2) any gain realized on the sale, exchange or other disposition of our common units. Under these special rules:

•	the excess distribution and any gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common units;

•	the amount allocated to the current taxable year and any year prior to the year we were first treated as a PFIC with respect to the Non-Electing Holder would be taxed as ordinary income; and

•	the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

If we were treated as a PFIC for any taxable year and a Non-Electing Holder who is an individual dies while owning our common units, such holder’s successor generally would not receive a step-up in tax basis with respect to such common units.

Medicare Tax

A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will generally be subject to a 3.8% tax on the lesser of (i) the U.S. Holder’s “net investment income” for a taxable year and (ii) the excess of the U.S. Holder’s modified adjusted gross income for such taxable year over $200,000 ($250,000 in the case of joint filers). For these purposes, “net investment income” will generally include dividends paid with respect to our common units and net gain attributable to the disposition of our common units not held in connection with certain trades or businesses, but will be reduced by any deductions properly allocable to such income or net gain.

U.S. Federal Income Taxation of Non-U.S. Holders

A beneficial owner of our common units (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is a “Non-U.S. Holder.”

Distributions

Distributions we pay to a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax if the Non-U.S. Holder is not engaged in a U.S. trade or business. If the Non-U.S. Holder is engaged in a U.S. trade or business, our distributions will be subject to U.S. federal income tax to the extent they constitute income effectively connected with the Non-U.S. Holder’s U.S. trade or business (and a corporate Non-U.S. Holder may also be subject to U.S. federal branch profits tax). However, distributions paid to a Non-U.S. Holder who is engaged in a trade or business may be exempt from taxation under an income tax treaty if the income arising from the distribution is not attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder.

Disposition of Units

In general, a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax on any gain resulting from the disposition of our common units provided the Non-U.S. Holder is not engaged in a U.S. trade or business. A Non-U.S. Holder that is engaged in a U.S. trade or business will be subject to U.S. federal income tax in the event the gain from the disposition of units is effectively connected with the conduct of such U.S. trade or business (provided, in the case of a Non-U.S. Holder entitled to the benefits of an income tax treaty with the United States, such gain also is attributable to a U.S. permanent establishment). However, even if not engaged in a U.S. trade or business, individual Non-U.S. Holders may be subject to tax on gain resulting from the disposition of our common units if they are present in the United States for 183 days or more during the taxable year in which those units are disposed and meet certain other requirements.

Backup Withholding and Information Reporting

In general, payments to a non-corporate U.S. Holder of distributions or the proceeds of a disposition of common units may be subject to information reporting. These payments to a non-corporate U.S. Holder also may be subject to backup withholding (currently at a rate of 28%), if the non-corporate U.S. Holder:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that he has failed to report all interest or corporate distributions required to be reported on his U.S. federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

A U.S. Holder generally is required to certify its compliance with the backup withholding rules on IRS Form W-9.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8BEN-E, W-8ECI or W-8IMY, as applicable.

Backup withholding is not an additional tax. Rather, a unitholder generally may obtain a credit for any amount withheld against his liability for U.S. federal income tax (and obtain a refund of any amounts withheld in excess of such liability) by filing a U.S. federal income tax return with the IRS.

Individual U.S. Holders (and to the extent specified in applicable U.S. Treasury regulations, certain individual Non-U.S. Holders and certain U.S. Holders that are entities) that hold “specified foreign financial assets,” including our common units, whose aggregate value exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher amounts as prescribed by applicable Treasury Regulations) are required to file a report on IRS Form 8938 with information relating to the assets for each such taxable year. Specified foreign financial assets would include, among other things, our common units, unless such common units are held in an account maintained by a U.S. “financial institution” (as defined). Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual U.S. Holder (and to the extent specified in applicable Treasury regulations, an individual Non-U.S. Holder or a U.S. entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. U.S. Holders (including U.S. entities) and Non-U.S. Holders should consult their own tax advisors regarding their reporting obligations.

NON-UNITED STATES TAX CONSIDERATION

Marshall Islands Tax Consequences

The following discussion is based upon the opinion of Reeder & Simpson P.C., our counsel as to matters of the laws of the Republic of the Marshall Islands, and the current laws of the Republic of the Marshall Islands applicable to persons who do not reside in, maintain offices in or engage in business in the Republic of the Marshall Islands.

Because we and our subsidiaries do not and do not expect to conduct business or operations in the Republic of the Marshall Islands, under current Marshall Islands law you will not be subject to Marshall Islands taxation or withholding on distributions, including upon distribution treated as a return of capital, we make to you as a unitholder. In addition, you will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of common units, and you will not be required by the Republic of the Marshall Islands to file a tax return relating to your ownership of common units.

EACH UNITHOLDER IS URGED TO CONSULT HIS OWN TAX, LEGAL AND OTHER ADVISORS REGARDING THE CONSEQUENCES OF OWNERSHIP OF COMMON UNITS UNDER THE UNITHOLDER’S PARTICULAR CIRCUMSTANCES.

F. Dividends and paying agents

Not applicable.

G. Statements by experts

Not applicable.

H. Documents on display

We file reports and other information with the SEC. These materials, including this Annual Report and the accompanying exhibits, may be inspected and copied at the public facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549, or from the SEC’s website http://www.sec.gov. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-300 and you may obtain copies at prescribed rates.

I. Subsidiary information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures about Market Risks

Foreign Exchange Risk

Our functional and reporting currency is the U.S. dollar. We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar denominated. Transactions in currencies other than U.S. dollar are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized. Expenses incurred in foreign currencies against which the U.S. Dollar falls in value can increase thereby decreasing our income or vice versa if the U.S. dollar increases in value. For example, during the year ended December 31, 2014, the value of the U.S. dollar increased by 13.3% and during the year ended December 31, 2013, the value of U.S. dollar decreased by approximately 4.0% as compared to the Euro.

Interest Rate Risk

As of December 31, 2014 and December 31, 2013, the Company had a total of $115.5 million and $341.0 million, respectively in long-term indebtedness. As of December 31, 2012, the Company had a total of $356.3 million in long-term indebtedness. The debt is U.S. dollar-denominated. Borrowings under our credit facility bear interest at rates based on a premium over U.S.$ LIBOR except for the interest rate on the Notes which is fixed. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. For the year ended December 31, 2014 we paid interest on our outstanding debt at a weighted average interest rate of 7.89%. A 1% increase in LIBOR would have increased our interest expense for the year ended December 31, 2014 by $3.2 million. For the year ended December 31, 2013 we were not exposed to the interest rate risk.

Concentration of Credit Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of trade accounts receivable. We closely monitor our exposure to customers for credit risk. We have policies in place to ensure that we trade with customers with an appropriate credit history. For the year ended December 31, 2014, customers representing 10% or more of total revenue were Cosco Dalian and Formosa Petrochemical, which accounted for 77.9% and 22.1%, respectively. For the year ended December 31, 2013, customers representing 10% or more of total revenue were Cosco Dalian and Formosa Petrochemical, which accounted for 77.9% and 22.1%, respectively. For the year ended December 31, 2012, customers representing 10% or more of total revenue were Cosco Dalian and Formosa Petrochemical, which accounted for 78.0% and 22.0%, respectively.

Inflation

Inflation has had a minimal impact on vessel operating expenses and general and administrative expenses. Our management does not consider inflation to be a significant risk to direct expenses in the current and foreseeable economic environment.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Unitholders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

The management of Navios Midstream, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation, pursuant to Rule 13a-15 promulgated under the Securities Act of 1934, as amended (the “Exchange Act”), of the effectiveness of our disclosure controls and procedures as of December 31, 2014. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2014.

Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

Management’s annual report on internal control over financial reporting

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the partnership’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Changes in internal control over financial reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

Navios Midstream’s Audit Committee is comprised of Stefan Kuch, Christos Kokkinis and Vasilios Mouyis, who acts as Chairman. The Board of Directors has determined that Mr. Mouyis qualifies as an “audit committee financial expert” as defined in the instructions of Item 16A of Form 20-F. Mr. Mouyis is independent under applicable NYSE and SEC standards.

Item 16B.	Code of Ethics

Navios Midstream has adopted a code of ethics applicable to officers, directors and employees that complies with applicable guidelines issued by the SEC. Navios Midstream’s Code of Corporate Conduct and Ethics is available for review on Navios Midstream’s website at http://www.navios-midstream.com.

Item 16C.	Principal Accountant Fees and Services

Audit Fees

Our principal Accountants for fiscal years 2014 and 2013 were PricewaterhouseCoopers S.A. The audit fees for the audit of the year ended December 31, 2014 were $0.1 million.

We also incurred $0.4 million of audit fees in relation to our IPO in November 2014.

Audit-Related Fees

There were no audit related fees billed in 2014 and 2013.

Tax Fees

There were no tax fees billed in 2014 and 2013.

Other Fees

There were no other fees billed in 2014 and 2013.

Audit Committee

The Audit Committee is responsible for the appointment, replacement, compensation, evaluation and oversight of the work of the independent auditors. As part of this responsibility, the audit committee pre-approves the audit and non-audit services performed by the independent auditors in order to assure that they do not impair the auditors’ independence from Navios Midstream. The Audit Committee has adopted a policy which sets forth the procedures and the conditions pursuant to which services proposed to be performed by the independent auditors may be pre-approved.

The Audit Committee separately pre-approved all engagements and fees paid to our principal accountant in 2014.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Units by the Issuer and Affiliated Purchasers

None.

Please read “Item 7.—Major Unitholders and Related Party Transactions”.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

Pursuant to an exception for foreign private issuers, we are not required to comply with the corporate governance practices followed by U.S. companies under the NYSE listing standards. However, we have voluntarily adopted all of the NYSE required practices, except we do not have (i) a compensation committee consisting of independent directors, (ii) a compensation committee charter specifying the purpose and responsibilities of the compensation committee, (iii) a nominating/governance committee consisting of independent directors or (iv) a nominating/governance committee charter specifying the purpose and responsibilities of the nominating/governance committee. Instead, all compensation and nomination/governance decisions, other than those nominating decisions dictated by our Partnership Agreement, are currently made by a majority of our independent board members.

Item 16H.	Mine Safety Disclosures

Not applicable.

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

The financial information required by this Item together with the related report of PricewaterhouseCoopers S.A., Independent Registered Public Accounting Firm, thereon is filed as part of this annual report on Pages F-1 through F-22.

Item 19.	Exhibits

1.1	Certificate of Limited Partnership of Navios Maritime Midstream Partners L.P.(1)

1.2	Second Amended and Restated Agreement of Limited Partnership of Navios Maritime Midstream Partners L.P.(2)

1.3	First Amendment to Second Amended and Restated Agreement of Limited Partnership of Navios Maritime Midstream Partners L.P.*

1.4	Certificate of Formation of Navios Maritime Midstream Partners GP LLC(1)

1.5	Limited Liability Company Agreement of Navios Maritime Midstream Partners GP LLC(1)

1.6	Certificate of Formation of Navios Maritime Midstream Operating LLC*

1.7	Limited Liability Company Agreement of Navios Maritime Midstream Operating LLC*

4.1	Form of Omnibus Agreement(1)

4.2	Form of Management Agreement with Navios Tankers Management Inc.(1)

4.3	Form of Administrative Services Agreement with Navios Tankers Management Inc.(1)

4.4	Form of Option Agreement/Share Purchase Agreement(1)

4.5	Form of First Contribution and Conveyance Agreement(1)

4.6	Form of Second Contribution and Conveyance Agreement(1)

4.7	Form of Share Purchase Agreement between Aegean Sea Maritime Holdings Inc. and Navios Maritime Midstream Partners L.P.(1)

4.8	Facility Agreement for $126.0 million term loan facility, dated November 13, 2014(3)

4.9	Backstop Agreement, dated November 18, 2014, between Navios Maritime Midstream Partners L.P. and Navios Maritime Acquisition Corporation*

4.10	Option Vessels Backstop Agreement, dated November 18, 2014, between Navios Maritime Midstream Partners L.P. and Navios Maritime Acquisition Corporation*

4.11	General Partner Option Agreement, dated November 18, 2014, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc.*

8.1	List of Subsidiaries of Navios Maritime Midstream Partners L.P.*

12.1	Section 302 Certification of Chief Executive Officer*

12.2	Section 302 Certification of Chief Financial Officer*

13.1	Section 906 Certification of Chief Executive Officer and Chief Executive Officer*

101	The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets at December 31, 2014 and 2013; (ii) Consolidated Statements of Income for each of the years ended December 31, 2014, 2013 and 2012; (iii) Consolidated Statements of Cash Flows for each of the years ended December 31, 2014, 2013 and 2012; (iv) Consolidated Statements of Changes in Partners’ Capital for each of the years ended December 31, 2014, 2013 and 2012; and (v) the Notes to the Consolidated Financial Statements as blocks of text.

(1)	Previously filed as an exhibit to the Company’s Registration Statement on Form F-1, as amended (File No. 333-199235) as filed with the SEC and hereby incorporated by reference to the Annual Report.
(2)	Previously filed as Appendix A to the Company’s Registration Statement on Form F-1, as amended (File No. 333-199235) as filed with the SEC and hereby incorporated by reference to the Annual Report.
(3)	Previously filed as an exhibit to a Report on Form 6-K filed on December 2, 2014 and hereby incorporated by reference.
*	Filed herewith.

SIGNATURES

Navios Maritime Midstream Partners L.P. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Navios Maritime Midstream Partners L.P.

/s/ Angeliki Frangou
By:	Angeliki Frangou
Its:	Chairman and Chief Executive Officer

Date: March 17, 2015

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-2
CONSOLIDATED AND COMBINED BALANCE SHEETS AT DECEMBER 31, 2014 AND 2013	F-3
CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS FOR EACH OF THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012	F-4
CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS FOR EACH OF THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012	F-5
CONSOLIDATED AND COMBINED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL AND OWNER’S NET INVESTMENT FOR EACH OF THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012	F-6
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS	F-7

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Partners of Navios Maritime Midstream Partners L.P.:

In our opinion, the accompanying consolidated and combined balance sheets and the related consolidated and combined statements of operations, changes in partners’ capital and of owner’s net investment and of cash flows present fairly, in all material respects, the financial position of Navios Maritime Midstream Partners L.P. and its subsidiaries at December 31, 2014 and December 31, 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers S.A.

Athens, Greece

March 17, 2015

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

CONSOLIDATED AND COMBINED BALANCE SHEETS

(Expressed in thousands of U.S. Dollars except unit data)

	Notes	December 31, 2014	December 31, 2013
ASSETS
Current assets
Cash and cash equivalents	4	$30,877	$9,152
Accounts receivable, net	5	653	817
Prepaid expenses and other current assets		212	219
Due from related parties	14	—	35,756

Total current assets		31,742	45,944

Vessels, net	6	320,229	336,452
Deferred finance costs, net	7	1,913	8,057
Intangible assets	8	31,736	35,022
Deferred dry dock and special survey costs, net		1,955	3,238

Total non-current assets		355,833	382,769

Total assets		$387,575	$428,713

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities
Accounts payable	9	$1,243	$371
Accrued expenses	10	4,174	186
Due to related parties	14	736	472
Deferred revenue		1,938	1,938
Current portion of long-term debt	11	10,504	—

Total current liabilities		18,595	2,967

Long-term debt	11	115,496	341,034

Total non-current liabilities		115,496	341,034

Total liabilities		$134,091	$344,001

Commitments and contingencies	15	—	—
Owner’s net investment		—	84,712
Total Partners’ capital
Common Unitholders (9,342,692 units issued and outstanding at December 31, 2014)		127,350	—
Subordinated Unitholders (9,342,692 units issued and outstanding at December 31, 2014)		121,187	—
General Partner (381,334 units issued and outstanding at December 31, 2014)		4,947	—

Partners’ capital		253,484	—

Total liabilities, Partners’ capital and owner’s net investment		$387,575	$428,713

See notes to consolidated and combined financial statements.

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS

(Expressed in thousands of U.S. Dollars, except unit and per unit data)

	Notes	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
Revenue		$63,534	$63,659	$64,059
Time charter expenses		(762)	(900)	(1,185)
Direct vessel expenses		(1,283)	(1,919)	(1,898)
Management fees (entirely through related party transactions)	14	(14,166)	(14,600)	(14,640)
General and administrative expenses	14	(1,296)	(866)	(947)
Depreciation and amortization	6, 8	(19,509)	(19,508)	(20,211)
Interest expenses and finance cost	11	(25,473)	(31,249)	(31,803)
Loss on bond extinguishment	11	—	(23,188)	—
Other income		119	—	267
Other expense		—	(74)	(15)

Net income/ (loss)		$1,164	$(28,645)	$(6,373)

		Year ended December 31, 2014
Net income		$1,164
Add: Predecessor net loss prior to initial public offering on November 18, 2014		$1,387
Net income attributable to Navios Maritime Midstream Partners L.P. subsequent to initial public offering and limited partners’ interest in net income:		$2,551

Earnings per limited partner unit attributable to Navios Maritime Midstream Partners L.P. subsequent to initial public offering (basic and diluted) (see Note 17):
Common units		$0.13
Subordinated units		$0.13
Weighted average units outstanding (basic and diluted)
Common units		9,342,692
Subordinated units		9,342,692

See notes to consolidated and combined financial statements.

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. Dollars)

	Notes	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
Operating Activities
Net income/ (loss)		$1,164	$(28,645)	$(6,373)
Adjustments to reconcile net income/ (loss) to net cash provided by/ (used in) operating activities:
Depreciation and amortization	6,8	19,509	19,508	20,211
Amortization of deferred finance fees and bond premium	7	712	934	843
Non-cash loss on extinguishment of 2017 Notes		—	5,442	—
Amortization of dry dock and special survey costs		1,283	1,919	1,898
Changes in operating assets and liabilities:
Decrease/ (increase) in prepaid expenses and other current assets		7	(91)	(127)
Decrease/ (increase) in accounts receivable	5	164	(176)	414
Increase / (decrease)in accounts payable	9	351	(59)	(3)
Increase / (decrease) in accrued expenses	10	1,479	55	(82)
Increase / (decrease) in due to related parties	14	2,592	(37,941)	(11,534)

Net cash provided by/ (used in) operating activities		$27,261	$(39,054)	$5,247

Investing Activities
Due from related parties		(52,314)	(4,531)	(31,225)

Net cash used in investing activities		$(52,314)	$(4,531)	$(31,225)

Financing Activities
Loan and senior notes proceeds, net of deferred financing costs	11	124,027	332,883	—
Repayment of 2017 Notes	11	—	(354,693)	—
Cash remittance to Navios Acquisition		(214,854)	—	—
IPO proceeds, net of underwriting discount		113,906	—	—
IPO expenses		(469)	—	—
Owner’s net investment		24,168	69,771	30,592

Net cash provided by financing activities		$46,778	$47,961	$30,592

Net increase in cash and cash equivalents		21,725	4,376	4,614
Cash and cash equivalents, beginning of year		9,152	4,776	162

Cash and cash equivalents, end of year		$30,877	$9,152	$4,776

Supplemental disclosures of cash flow information
Cash interest paid		$27,786	$31,695	$30,592
Non-cash financing activities
Non-cash contributions by owners		$—	$—	$232
Accrued IPO expenses		$3,290	$—	$—
Assets and liabilities retained by Navios Acquisition:
Long-term debt		$341,034	—	—
Due from related parties		$(88,070)	—	—
Due to related parties		$2,588	—	—
Deferred financing costs		$(7,405)	—	—

See notes to consolidated and combined financial statements.

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

CONSOLIDATED AND COMBINED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL AND OWNER’S NET INVESTMENT

(Expressed in thousands of U.S. Dollars except unit data)

			Limited Partners
	General Partner		Common Unitholders		Subordinated Unitholders		Total Partners’ Capital	Owners’ Net Investment	Total
	Units		Units		Units
Combined Balance January 1, 2012								19,135	19,135
Net loss								(6,373)	(6,373)
Net transactions with owners								30,824	30,824

Combined Balance January 1, 2013	—	—	—	—	—	—	—	$43,586	$43,586

Net loss	—	—	—	—	—	—	—	(28,645)	(28,645)
Net transactions with owners								69,771	69,771

Combined Balance December 31, 2013	—	—	—	—	—	—	—	84,712	84,712

Net loss	—	—	—	—	—	—	—	(1,387)	(1,387)
Net transactions with owners	—	—	—	—	—	—	—	24,168	24,168

Combined Balance November 17, 2014	—	—	—	—	—	—	—	$107,493	$107,493

Net liability of business retained by Navios Acquisition (See Note 3)	—	—	—	—	—	—	—	$248,147	$248,147
Net assets contributed to the Partnership in exchange for General Partner units, common units and subordinated units of the Partnership	381,334	$12,367	1,242,692	$40,299	9,342,692	$302,974	$355,640	$(355,640)	—
Cash remittance to Navios Acquisition in exchange for contribution of net assets of the Partnership	—	(7,471)	—	(24,346)	—	(183,037)	(214,854)	—	(214,854)

Capital contribution from Navios Acquisition	—	4,896	—	15,953	—	119,937	140,786	—	—
Proceeds from initial public offering of common units, net of offering costs	—	—	8,100,000	110,147	—	—	110,147	—	110,147
Net income	—	51	—	1,250	—	1,250	2,551		2,551

Consolidated Balance December 31, 2014	381,334	$4,947	9,342,692	$127,350	9,342,692	$121,187	$253,484	$—	$253,484

See notes to consolidated and combined financial statements.

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 1: DESCRIPTION OF BUSINESS

Navios Maritime Midstream Partners L.P. (“Navios Midstream”, the “Company” or the “Partnership”) (NYSE: NAP), was formed in the Marshall Islands on October 13, 2014. Navios Maritime Midstream Partners GP LLC (the “General Partner”), a Marshall Islands limited liability company and wholly-owned subsidiary of Navios Maritime Acquisition Corporation (“Navios Acquisition”), was also formed on that date to act as the General Partner of Navios Midstream and receive a 2.0% general partner interest.

In connection with the initial public offering (“IPO”) of Navios Midstream in November 2014, Navios Midstream acquired all of the outstanding shares of capital stock of four of Navios Acquisition’s vessel-owning subsidiaries (Shinyo Ocean Limited, Shinyo Kannika Limited, Shinyo Kieran Limited and Shinyo Saowalak Limited) in exchange for: (i) all of the estimated net proceeds from the IPO amounting to $110,403, (ii) $104,451 of the $126,000 borrowings under Navios Midstream’s new credit facility, (iii) 9,342,692 subordinated units and 1,242,692 common units and (iv) 381,334 general partner units, representing a 2.0% general partner interest in Navios Midstream, and all of the incentive distribution rights in Navios Midstream, to our General Partner.

Following the completion of the IPO, Navios Acquisition owns a 2.0% general partner interest in Navios Midstream through the General Partner and a 55.5% limited partnership interest through the ownership of subordinated units (49%) and through common units (6.5%) based on all outstanding common, subordinated and general partner units.

On or prior to the closing of the IPO, Navios Midstream entered into the following agreements: a) a share purchase agreement with Navios Acquisition pursuant to which Navios Midstream will have options, exercisable at any time during a two-year period, to acquire the capital stock of up to seven of its subsidiaries that own seven VLCCs and the related time charters; b) a management agreement (the “Management Agreement”) with Navios Tankers Management Inc. (the “Manager”), a subsidiary of Navios Maritime Holdings Inc. (“Navios Holdings”), pursuant to which the Manager provides Navios Midstream commercial and technical management services; d) an administrative services agreement (the “Administrative Services Agreement”) with the Manager pursuant to which the Manager provides Navios Midstream administrative services; and e) an omnibus agreement with Navios Holdings, Navios Acquisition, Navios Maritime Partners L.P. (“Navios Partners”) and the General Partner governing, among other things, when Navios Midstream, Navios Holdings, Navios Acquisition and Navios Partners may compete against each other as well as rights of first offer on VLCCs, crude oil tankers, refined petroleum product tankers, chemical tankers and LPG tankers.

Navios Midstream’s principal activity is to own, operate and acquire crude oil tankers under long-term employment contracts as well as refined petroleum product tankers, chemical tankers, and liquefied petroleum gas, or LPG, tankers under long-term employment contracts. The Company intends to charter the vessels under long-term employment contracts to international oil companies, refiners, and large vessel operators.

As at December 31, 2014, 2013 and 2012, the Company owned four VLCC tanker vessels.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The principal accounting policies applied in the preparation of these consolidated and combined financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a) Basis of Presentation and Consolidation: The accompanying consolidated and combined financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

The combined financial statements for the periods prior to the November 18, 2014-IPO reflect the combined financial position, results of operations and cash flows of the four vessel-owning subsidiaries of Navios Acquisition (collectively, the “Combined Entity”) that owned the vessels prior to the IPO (see Note 3). These combined financial statements have been presented using the historical carrying costs of such vessel-owning subsidiaries for all periods presented prior to the IPO, as each vessel-owning subsidiary was under the common control of Navios Acquisition.

The combined financial statements prior to the IPO included the assets, liabilities, revenues, expenses and cash flows directly attributable to the vessel-owning legal entities, except for the loans, interest expense, deferred financing fees and the related amortization, which were allocated to the Combined Entity on the following basis:

•	Loans and related interest expense: The vessels included in the combined financial statements were financed through Ship Mortgaged Notes issued by Navios Acquisition. (See Note 11). The Combined Entity’s vessels were used as collateral for such Ship Mortgaged Notes. For the purposes of the combined financial statements, the Ship Mortgaged Notes and related interest expense and loss on extinguishment of 2017 Notes were allocated to the mortgaged vessels with reference to their relative fair value at the issuance of the relevant notes.

•	Deferred financing fees and related amortization: As noted above, the Ship Mortgaged Notes were allocated to the mortgaged vessels with reference to their relative fair value at the issuance of the relevant notes. For the purposes of the combined financial statements, the deferred financing fees and the related amortization expense were allocated to the mortgaged vessels with reference to their relative fair value at the issuance of the relevant notes.

Parent Net Investment of the Combined Entity represented the sum of the underlying invested equity in the vessel-owning entities and did not represent shares in a single standalone business. Transactions and intercompany balances with Navios Holdings and its affiliates for periods prior to the IPO were presented as due to/from related parties in the combined financial statements and as owner’s net investment, respectively.

The consolidated financial statements for periods after the IPO are referred to as those of the Navios Midstream and include the accounts of all of the entities comprising the Company.

The Company consists of the consolidation of the following entities:

		Country of incorporation	Statement of Operations
Company name	Vessel name		2014	2013	2012
Navios Maritime Midstream Operating LLC	—	Marshall Islands	11/18—12/31	—	—
Shinyo Kannika Limited	Shinyo Kannika	Hong Kong	1/1—12/31	1/1—12/31	1/1—12/31
Shinyo Ocean Limited	Shinyo Ocean	Hong Kong	1/1—12/31	1/1—12/31	1/1—12/31
Shinyo Saowalak Limited	Shinyo Saowalak	British Virgin Is.	1/1—12/31	1/1—12/31	1/1—12/31
Shinyo Kieran Limited	Shinyo Kieran	British Virgin Is.	1/1—12/31	1/1—12/31	1/1—12/31

All significant inter-company balances and transactions have been eliminated in the consolidated and combined financial statements.

The Company also consolidates entities that are determined to be variable interest entities as defined in the accounting guidance, if it determines that it is the primary beneficiary. A variable interest entity is defined as a legal entity where either (a) equity interest holders as a group lack the characteristics of a controlling financial

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

interest, including decision making ability and an interest in the entity’s residual risks and rewards, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

The Company / Combined Entity had no items of other comprehensive income in any period.

(b) Use of estimates: The preparation of consolidated and combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to future drydock dates, the selection of useful lives and residual values for tangible assets and vessels’ fair value upon initial recognition, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivable, and provisions for legal disputes and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

(c) Cash and Cash equivalents: Cash and cash equivalents consist of deposits held on call with banks, with original maturities of three months or less.

(d) Accounts Receivable, net: The amount shown as accounts receivable, net at each balance sheet date includes receivables from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. No provision for doubtful accounts was required for any of the periods presented.

(e) Vessels, net: Vessels are stated at historical cost, which consists of the contract price, delivery and acquisition expenses and capitalized interest costs while under construction. Vessels acquired in a business combination are recorded at fair value. The vessels that were acquired from Navios Acquisition in connection with the Company’s IPO were recorded at the historical carrying values as a transaction under common control. Vessels acquired in an asset acquisition are measured at cost (including transaction costs). Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Expenditures for routine maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. Management estimates the residual values of our tanker vessels based on a scrap value cost of steel times the weight of the ship noted in lightweight ton (LWT). Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revisions of residual values affect the depreciable amount of the vessels and affects depreciation expense in the period of the revision and future periods. Up to December 31, 2012, management estimated the residual values of its vessels based on a scrap rate of $285 per LWT. Effective January 1, 2013, following management’s reassessment after considering current market trends for scrap rates and ten-year average historical scrap rates of the residual values of the Company’s vessels, the estimated scrape value per LWT was increased to $360 per LWT. This change reduced

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

depreciation expense by $708 for the year ended December 31, 2013. Management estimates the useful life of our vessels to be 25 years from the vessel’s original construction. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective.

(f) Impairment of long-lived assets: Vessels, other fixed assets and other long lived assets held and used by the Company are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. The Company’s management evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events or changes in circumstances have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, certain indicators of potential impairment are reviewed such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions.

Undiscounted projected net operating cash flows are determined for each asset group (consisting of the individual vessel and the intangible with respect to the time charter agreement to that vessel if applicable) and compared to the vessel carrying value and related carrying value of the intangible with respect to the time charter agreement attached to that vessel. Within the shipping industry, vessels are often bought and sold with a charter attached. The value of the charter may be favorable or unfavorable when comparing the charter rate to then current market rates. The loss recognized either on impairment (or on disposition) will reflect the excess of carrying value over the fair value (selling price) for the vessel individual asset group.

During the fourth quarter of fiscal 2014, management concluded that events occurred and circumstances had changed, which indicated the potential impairment of the Company’s long-lived assets may exist. These indicators included continued volatility in the charter market and the related impact of the current tanker sector has on management’s expectation for future revenues. As a result, an impairment assessment of long-lived assets or identified asset groups was performed.

The Company determined undiscounted projected net operating cash flows for each vessel and compared it to the vessel’s carrying value together with the carrying value of the related intangible. The significant factors and assumptions used in the undiscounted projected net operating cash flow analysis included: determining the projected net operating cash flows by considering the charter revenues from existing time charters for the fixed fleet days (Company’s remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on the 10-year average historical one year time charter rates) over the remaining economic life of each vessel, net of brokerage and address commissions, excluding days of scheduled off-hires, management fees fixed until November 2016 and thereafter assuming an annual increase of 3.0% and utilization rate of 98.6% based on the fleets historical performance.

The assessment concluded that step two of the impairment analysis was not required and no impairment of vessels and related intangible assets existed as of December 31, 2014, as the undiscounted projected net operating cash flows exceeded the carrying value.

In the event that impairment would occur, the fair value of the related asset would be determined and a charge would be recorded to operations calculated by comparing the asset’s carrying value to its fair value. Fair value is estimated by management with the assistance of independent third-party valuations performed on an individual vessel basis.

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Although management believes the underlying assumptions supporting this assessment are reasonable, if charter rate trends and the length of the current market downturn vary significantly from our forecasts, management may be required to perform step two of the impairment analysis in the future that could expose the Company to material impairment charges in the future.

No impairment loss was recognized for any of the periods presented.

(g) Deferred Financing Costs: Deferred financing costs include fees, commissions and legal expenses associated with obtaining or modifying loan facilities. The Company amortizes these costs over the life of the related debt using the effective interest rate method, and are included in interest expense. For the purpose of these consolidated financial statements, for the period prior to the IPO such amortization has been allocated to the Company based on the relative fair value of the vessels. For the period subsequent to the IPO, these costs are amortized over the life of the related facility using the effective interest rate method. Amortization of deferred financing cost for each of the years ended December 31, 2014, 2013 and 2012 were $712, $1,277 and $1,277 respectively. The write-off of deferred financing costs for the years ended December 31, 2014, 2013 and 2012 were $0.0, $6,693 and $0.0 respectively.

(h) Intangibles assets: The Company’s intangible assets consist of favorable lease terms. When intangible assets (or liabilities) associated with the acquisition of a vessel are identified, they are recorded at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where charter rates are higher than market charter rates, an asset is recorded, being the difference between the acquired charter rate and the market charter rate for an equivalent vessel. Where charter rates are less than market charter rates, a liability is recorded, being the difference between the assumed charter rate and the market charter rate for an equivalent vessel. The determination of the fair value of acquired assets and assumed liabilities requires management to make significant assumptions and estimates of many variables including market charter rates, expected future charter rates, the level of utilization of its vessels and its weighted average cost of capital. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on the Company’s financial position and results of operations.

The amortizable value of favorable leases is amortized over the remaining life of the lease term and the amortization expense is included in the statement of operations in the depreciation and amortization line item.

The amortizable value of favorable leases would be considered impaired if their fair market values could not be recovered from the future undiscounted cash flows associated with the asset.

Management, after considering various indicators performed impairment tests on asset groups which included intangible assets as described in paragraph (f) above. No impairment loss was recognized for any of the periods presented.

(i) Deferred Drydock and Special Survey Costs: The Company’s vessels are subject to regularly scheduled drydocking and special surveys which are carried out every 30 or 60 months to coincide with the renewal of the related certificates issued by the classification societies, unless a further extension is obtained in rare cases and under certain conditions. The costs of drydocking and special surveys is deferred and amortized over the above periods or to the next drydocking or special survey date if such has been determined. Unamortized drydocking or special survey costs of vessels sold are written-off to the consolidated statement of operations in the year the vessel is sold.

Costs capitalized as part of the drydocking or special survey consist principally of the actual costs incurred at the yard, spare parts, paints, lubricants and services incurred solely during the drydocking or special survey period.

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

For each of the years ended December 31, 2014, 2013 and 2012, the amortization expense was $1,283, $1,919 and $1,898 respectively. Accumulated amortization as of December 31, 2014 and 2013 amounted to $3,825 and $4,451, respectively.

(j) Foreign currency translation: The Company’s functional and reporting currency is the U.S. dollar. The Company engages in worldwide commerce with a variety of entities. Although its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly U.S. dollar denominated. Additionally, the Company transacted a nominal amount of its operations in Euros; however, all of the Company’s primary cash flows are U.S. dollar-denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the statement of operations.

(k) Provisions: The Company, in the ordinary course of its business, is subject to various claims, suits and complaints. Management, in consultation with internal and external advisors, will provide for a contingent loss in the financial statements if the contingency had been incurred at the date of the financial statements and the amount of the loss was probable and can be reasonably estimated. If the Company has determined that the reasonable estimate of the loss is a range and there is no best estimate within the range, the Company will provide the lower amount of the range. The Company, through the Management Agreement with the Manager, participates in Protection and Indemnity (P&I) insurance coverage plans provided by mutual insurance societies known as P&I clubs. Services such as the ones described above are provided by the Manager under the Management Agreement dated November 18, 2014, and included as part of the daily fee of $9.5 per owned VLCC vessel (see Note 14).

(l) Segment Reporting: The Company reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers. The Company does not use discrete financial information to evaluate operating results for each type of charter. Management does not identify expenses, profitability or other financial information by charter type. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates under one reportable segment.

(m) Insurance claims: Insurance claims at each balance sheet date consist of claims submitted and/or claims in the process of compilation or submission (claims pending against vessels’ insurance underwriters). They are recorded on the accrual basis and represent the claimable expenses, net of applicable deductibles, incurred through December 31 of each reported period, which are expected to be recovered from insurance companies. Any remaining costs to complete the claims are included in accrued liabilities. The classification of insurance claims into current and non-current assets is based on management’s expectations as to their collection dates.

(n) Revenue and Expense Recognition:

Revenue Recognition: Revenue is recorded when (i) services are rendered, (ii) the Company has signed charter agreement or other evidence of an arrangement, (iii) the price is fixed or determinable and (iv) collection is reasonably assured. Revenue is generated from the time charter of vessels.

Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight-line basis as the average revenue over the rental periods of such charter agreements, as service is performed. A time charter involves placing a vessel at the charterers’ disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Under time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel.

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Profit-sharing revenues are calculated at an agreed percentage of the excess of the charterer’s average daily income (calculated on a quarterly or half-yearly basis) over an agreed amount and accounted for on an accrual basis based on provisional amounts and for those contracts that provisional accruals cannot be made due to the nature of the profit share elements, these are accounted for on the actual cash settlement.

Revenues are recorded net of address commissions. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter. Since address commissions represent a discount (sales incentive) on services rendered by the Company and no identifiable benefit is received in exchange for the consideration provided to the charterer, these commissions are presented as a reduction of revenue.

Time Charter Expenses: Time charter expenses comprise all expenses related to each particular voyage, including bunkers, port charges, canal tolls, cargo handling, agency fees and brokerage commissions. Time charter expenses are recognized as incurred.

Direct Vessel Expense: Direct vessel expenses comprise of the amortization of drydock and special survey costs of certain vessels of our fleet.

Management fees:

Prior to IPO: Pursuant to a management agreement dated May 28, 2010, as amended on May 4, 2012, the Manager, provided for five years from the inception of the agreement, commercial and technical management services to the Company’s vessels for a daily fee through May 28, 2014. This daily fee covered all of the vessels’ operating expenses, other than certain fees and costs. Drydocking expenses were reimbursed at cost for VLCC vessels.

In May 2014, the duration of that management agreement was extended, until May 2020 and the daily rate was reduced by 5% to $9.5 per VLCC vessel for two additional years through May 2016.

Navios Midstream: On November 18, 2014 and in conjunction with the closing of the IPO, the Company entered into a Management Agreement with the Manager pursuant to which the Manager provides commercial and technical management services to Navios Midstream’s vessels for a daily fee of $9.5 per VLCC tanker vessel that has been fixed for the first two years.

General and administrative expenses:

Prior to IPO: Pursuant to an administrative services agreement dated May 28, 2010, the Manager provided for five years from the inception of the agreement certain administrative management services which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. The Manager was reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. In May 2014, the duration of that administrative services agreement was extended until May 2020 pursuant to its terms.

Navios Midstream: On November 18, 2014, and in conjunction with the closing of the IPO, Navios Midstream entered into a new Administrative Services Agreement with the Manager, expiring on November 18, 2019, pursuant to which the Manager provides certain administrative management services to Navios Midstream which

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. The Manager is reimbursed for reasonable costs and expenses which is based on a rate per day per vessel.

Deferred Revenue: Deferred revenue primarily relates to cash received from charterers prior to it being earned. These amounts are recognized as revenue over the charter period.

(o) Financial Instruments: Financial instruments carried on the balance sheet include trade receivables and payables, other receivables and other liabilities and long-term debt. The particular recognition methods applicable to each class of financial instrument are disclosed in the applicable significant policy description of each item, or included below as applicable.

Financial risk management: The Company’s activities expose it to a variety of financial risks including fluctuations in future freight rates, time charter hire rates, and fuel prices, credit and interest rate risk. Risk management is carried out under policies approved by executive management. Guidelines are established for overall risk management, as well as specific areas of operations.

Credit risk: The Company closely monitors its exposure to customers and counterparties for credit risk. The Company has entered into the Management Agreement with the Manager, pursuant to which the Manager agreed to provide commercial and technical management services to the Company. When negotiating on behalf of the Company various employment contracts, the Manager has policies in place to ensure that it trades with customers and counterparties with an appropriate credit history.

For the year ended December 31, 2014, the Company’s customers representing 10% or more of total revenue were Dalian Ocean Shipping Co. and Formosa Petrochemical Corporation, which accounted for 77.9% and 22.1%, respectively. For the year ended December 31, 2013, the Group’s customers representing 10% or more of total revenue were Dalian Ocean Shipping Co. and Formosa Petrochemical Corporation, which accounted for 77.9% and 22.1%, respectively. For the year ended December 31, 2012, the Group’s customers representing 10% or more of total revenue were Dalian Ocean Shipping Co., and Formosa Petrochemical Corporation, which accounted for 78.0% and 22.0%, respectively.

Foreign exchange risk: Foreign currency transactions are translated into the measurement currency rates prevailing at the dates of transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of operations.

Recent Accounting Pronouncements

The FASB issued ASU 2014-09 “Revenue from Contracts with Customers” clarifying the method used to determine the timing and requirements for revenue recognition on the statements of income. Under the new standard, an entity must identify the performance obligations in a contract, the transaction price and allocate the price to specific performance obligations to recognize the revenue when the obligation is completed. The amendments in this update also require disclosure of sufficient information to allow users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts. The new accounting guidance is effective for interim and annual periods beginning after December 15, 2016. Early adoption is not permitted. The Company is currently reviewing the effect of ASU No. 2014-09 on our revenue recognition.

In February 2015, the FASB issued the ASU 2015-02, “Consolidation (Topic 810)—Amendments to the Consolidation Analysis”, which amends the criteria for determining which entities are considered VIEs, amends

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

the criteria for determining if a service provider possesses a variable interest in a VIE and ends the deferral granted to investment companies for application of the VIE consolidation model. The ASU is effective for interim and annual periods beginning after December 15, 2015. Early application is permitted. We do not expect the adoption of this ASU to have a material impact on Company’s results of operations, financial position or cash flows.

NOTE 3: INITIAL PUBLIC OFFERING

On November 18, 2014, Navios Midstream completed its initial public offering of 8,100,000 common units at a price of $15.00 per unit. The proceeds received by Navios Midstream from the IPO and the use of those proceeds are summarized as follows:

Proceeds received:
Sale of 8,100,000 units at $15.00 per unit	$121,500
Use of proceeds from sale of common units:
Underwriting discount and fees to underwriters	(7,593)
Other IPO expenses	(3,760)

Net IPO Proceeds	$110,147

Add: Carrying value of net assets contributed by Navios Acquisition	$355,640
Less: cash remitted to Navios Acquisition	(214,854)
Navios Acquisition contribution	140,786

Total additions to partners’ capital (before net income)	$250,933

In connection with the IPO, Navios Midstream acquired all of outstanding shares of capital stock of the subsidiaries of Navios Acquisition that owned or had rights to four vessels which was accounted for as a transaction under common control. Reorganization of entities under common control are accounted for similar to the pooling of interests method of accounting. Under this method, the carrying amount of net assets recognized in the balance sheets of the Combined Entity are carried forward to the balance sheet of the Partnership, and no other assets or liabilities are recognized as a result of the combination. The excess of the historical cost of the Combined Entity over the proceeds paid is accounted for as a capital contribution. In addition re-organization of entities under common control are accounted for as if the transfer occurred from the date that both the Combined Entity and the Partnership were both under the common control of Navios Acquisition. Therefore, the Partnership’s financial statements prior to the date the interests in the Combined Entity were actually acquired will be retroactively adjusted to include the results of the Combined Entity during the periods it was under common control of Navios Acquisition.

Also included in the owner’s net investment as of November 18, 2014, are net liabilities of $248,147 that related to the senior notes, deferred financing fees, and amounts due from / to related parties that were carved-out and retained by Navios Acquisition. These net liabilities have not been transferred to the Partnership and therefore, have been eliminated from the Partnership’s equity as of November 18, 2014.

As a result of the reorganization under common control, the difference between the aggregate cash consideration paid for the subsidiaries that owned the four vessels of $214,854 and their net assets totalling of $355,640 was considered as a capital contribution of $140,786 from Navios Acquisition.

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 4: CASH AND CASH EQUIVALENTS

Cash and cash equivalents consisted of the following:

	December 31, 2014	December 31, 2013
Cash at banks	$27,864	$9,152
Short-term deposits	3,013	—

Total cash and cash equivalents	$30,877	$9,152

The bank accounts are legally owned by the entities referenced in Note 1.

Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. The Company does maintain cash deposits and equivalents in excess of government-provided insurance limits. The Company also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

NOTE 5: ACCOUNTS RECEIVABLE, NET

Accounts receivable consist of the following:

	December 31, 2014	December 31, 2013
Accounts receivable	$653	$817
Less: Provision for doubtful accounts	—	—

Accounts receivable, net	$653	$817

Financial instruments that potentially subject the Company to concentrations of credit risk are accounts receivable. The Company does not believe its exposure to credit risk is likely to have a material adverse effect on its financial position, results of operations or cash flows.

NOTE 6: VESSELS, NET

	Cost	Accumulated Depreciation	Net Book Value
Balance at December 31, 2012	$387,777	$(35,103)	$352,674
Additions	—	(16,222)	(16,222)

Balance at December 31, 2013	$387,777	$(51,325)	$336,452

Additions	—	(16,223)	(16,223)

Balance at December 31, 2014	$387,777	$(67,548)	$320,229

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 7: DEFERRED FINANCE COSTS

Deferred finance costs, net consisted of the following:

Financing Costs
Balance at December 31, 2012	$7,876
Additions	8,151
Amortization	(1,277)
Deferred charges written-off	(6,693)

Balance at December 31, 2013	$8,057

Amortization	(652)
Deferred finance costs retained by Navios Acquisition	(7,405)
Additions	1,973
Amortization	(60)

Balance at December 31, 2014	$1,913

In connection with the November IPO, unamortized deferred financing costs totaling $7,405 were retained with Navios Acquisition.

NOTE 8: INTANGIBLE ASSETS

Intangible assets as of December 31, 2014 and December 31, 2013 consisted of the following:

Favorable lease terms	Cost	Accumulated Amortization	Net Book Value
Balance at December 31, 2012	44,877	(6,569)	38,308
Additions	—	(3,286)	(3,286)
Balance at December 31, 2013	$44,877	$(9,855)	$35,022
Additions	—	(3,286)	(3,286)

Balance at December 31, 2013	$44,877	$(13,141)	$31,736

Amortization expense of favorable lease terms for the years ended December 31, 2014, 2013 and 2012 is presented in the following table:

	December 31, 2014	December 31, 2013	December 31, 2012
Favorable lease terms charter-out	(3,286)	(3,286)	(3,286)
Total	$(3,286)	$(3,286)	$(3,286)

The aggregate amortizations of intangible assets will be as follows:

Description	Within One Year	Year Two	Year Three	Year Four	Year Five	Thereafter	Total
Favorable lease terms	$(3,286)	$(3,286)	$(2,846)	$(2,811)	$(2,811)	$(16,696)	$(31,736)
Total	$(3,286)	$(3,286)	$(2,846)	$(2,811)	$(2,811)	$(16,696)	$(31,736)

Intangible assets subject to amortization are amortized using the straight-line method over their estimated useful lives to their estimated residual value of zero. Intangible assets are amortized over the contract periods, which range from 6.34 to 15.00 years.

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 9: ACCOUNTS PAYABLE

Accounts payable as of December 31, 2014 and 2013 consisted of the following:

	December 31, 2014	December 31, 2013
Creditors	$286	$100
Brokers	130	271
Professional and legal fees	827	—

Total accounts payable	$1,243	$371

NOTE 10: ACCRUED EXPENSES

Accrued expenses as of December 31, 2014 and December 31, 2013 consisted of the following:

	December 31, 2014	December 31, 2013
Accrued voyage expenses	$194	$186
Accrued loan interest	486	—
Accrued legal and professional fees	3,494	—

Total accrued expenses	$4,174	$186

NOTE 11: LONG-TERM DEBT

Long-term debt consisted of the following:

	December 31, 2014	December 31, 2013
Credit Suisse AG	126,000	—
Ship Mortgage Notes $610,000	—	341,034
Total borrowings	126,000	341,034
Less current portion	(10,504)	—

Total long-term borrowings	$115,496	$341,034

Ship Mortgage Notes:

Prior to the IPO

As explained in Note 2, for the purpose of the preparation of these financial statements prior to the IPO, long-term debt was allocated based on a relative fair value basis at the issuance of the relevant Notes. The vessels were financed through and provided full and unconditional guarantees to the Ship Mortgage Notes issued by Navios Acquisition.

In October 2010, Navios Acquisition issued a total of $400,000 in senior notes at a fixed rate of 8.625% due on November 1, 2017 (the “2017 Notes” or “Ship Mortgage Notes”). The vessels Shinyo Kannika, Shinyo Ocean and Shinyo Saowalak provided full and unconditional guarantees and were used as collateral for the 2017 Notes.

In May 2011, Navios Acquisition completed the add-on of $105,000 to the 2017 Notes. The full proceeds from this add-on were used by and allocated to the vessel Shinyo Kieran which also provided a full and unconditional guarantee.

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

In November 2013, Navios Acquisition completed sale of a total of $610,000 of 8.125% Senior Notes due 2021 (the “2021 Notes” or “Ship Mortgage Notes”). The 2021 Notes are unregistered. The 2017 Notes were fully extinguished and the Group’s four vessels became full and unconditional guarantees and collateral for the 2021 Notes. As of the date of the issuance of the 2021 Notes, the Group’s vessels were allocated their new relative fair value of the 2021 Notes.

In connection with the IPO, 100% of the liability associated with the 2021 Notes was retained by Navios Acquisition.

Post IPO Credit Facility:

Credit Suisse AG: Navios Midstream entered a loan agreement dated November 13, 2014, with Credit Suisse AG of up to $126,000 (divided in four advances of $17,000, $17,000, $ 44,500 and $47,500 each) in connection with the IPO. Each advance of the facility is repayable in 20 equal quarterly installments of $2,626 each with a final balloon payment of $73,481 to be repaid on the last repayment date. The repayment of each advance starts three months after the completion of the IPO. It bears interest at a rate of LIBOR plus 300 bps. The loan also requires compliance with certain financial covenants. As of December 31, 2014, the facility was fully drawn and outstanding. Navios Midstream was in compliance with the covenants as of December 31, 2014. The weighted average interest rate as of December 31, 2014 is 3.23%.

NOTE 12: FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Accounts receivable, net: Carrying amounts are considered to approximate fair value due to the short-term nature of these accounts receivables and no significant changes in interest rates. All amounts that are assumed to be uncollectible are written-off and/or reserved.

Accounts payable: The carrying amount of accounts payable reported in the balance sheet approximates its fair value due to the short-term nature of these accounts payable and no significant changes in interest rates.

Due from related parties: The carrying amount of due from related parties reported in the balance sheet approximates its fair value due to the short-term nature of these accounts receivable and no significant changes in interest rates.

Due to related parties: The carrying amount of due to related parties reported in the balance sheet approximates its fair value due to the short-term nature of these accounts payable and no significant changes in interest rates.

Long-term debt: The carrying amount of the floating rate loan approximates its fair value. The fair value of the Ship Mortgage Notes, which has a fixed rate, was determined based on quoted market prices, as indicated in the table below.

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

The fair value hierarchy is explained as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable. The Company did not use any Level 3 inputs as of December 31, 2014 or 2013.

	December 31, 2014		December 31, 2013
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$30,877	$30,877	$9,152	$9,152
Accounts receivable	$653	$653	$817	$817
Due from related parties	$—	$—	$35,756	$35,756
Accounts payable	$1,243	$1,243	$371	$371
Due to related parties	$736	$736	$472	$472
Long-term debt	$126,000	$126,000	$341,034	$348,281

Fair Value Measurements

The estimated fair value of our financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable. The Company did not use any Level 3 inputs as of December 31, 2014 or 2013.

Fair Value Measurements at December 31, 2014 Using
	Total	Level I	Level II	Level III
Cash and cash equivalents	$30,877	$30,877	$—	$—
Long-term debt	$126,000	$—	$126,000	$—

Fair Value Measurements at December 31, 2013 Using
	Total	Level I	Level II	Level III
Cash and cash equivalents	$9,152	$9,152	$—	$—
Long-term debt	$348,281	$348,281	$—	$—

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 13: LEASES

Chartered-out:

The future minimum contractual lease income (charter-out rates is presented net of commissions and excludes backstop commitment), for which a charter party has been concluded, is as follows:

Amount
2015	$63,047
2016	63,220
2017	37,361
2018	35,152
2019	35,152
Thereafter	209,128

Total minimum lease revenue, net of commissions	$443,060

NOTE 14: TRANSACTIONS WITH RELATED PARTIES

Management fees:

Prior to the IPO

Pursuant to a management agreement dated May 28, 2010, as amended on May 4, 2012, the Manager, provided for five years from the inception of the agreement, commercial and technical management services to the Company’s vessels for a daily fee through May 28, 2014. This daily fee covered all of the vessels’ operating expenses, other than certain fees and costs. Drydocking expenses were reimbursed at cost for VLCC vessels.

In May 2014, the duration of that management agreement was extended until May 2020 and the daily rate was reduced by 5% to $9.5 per VLCC vessel for two additional years through May 2016.

Navios Midstream

On November 18, 2014, and in conjunction with the closing of the IPO, the Company entered into a Management Agreement with the Manager pursuant to which the Manager provides commercial and technical management services to Navios Midstream’s vessels for a daily fee of $9.5 per VLCC tanker vessel that has been fixed for the first two years.

Total management fees for each of the years ended December 31, 2014, 2013 and 2012 amounted to $14,166, $14,600 and $14,640, respectively.

General and administrative expenses:

Prior to the IPO

Pursuant to an administrative services agreement dated May 28, 2010, the Manager provided for five years from the inception of the agreement certain administrative management services which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. The Manager was reimbursed for

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

reasonable costs and expenses incurred in connection with the provision of these services. In May 2014, the duration of that administrative services agreement was extended until May 2020 pursuant to its terms.

Navios Midstream

On November 18, 2014, and in conjunction with the closing of the IPO, Navios Midstream entered into a new Administrative Services Agreement with the Manager, expiring on November 18, 2019, pursuant to which the Manager provides certain administrative management services to Navios Midstream which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. The Manager is reimbursed for reasonable costs and expenses which is based on a rate per day per vessel.

For the years ended December 31, 2014, 2013 and 2012, the expense arising from the administrative services rendered by the Manager to the Company’s vessels amounted to $800, $526 and $526, respectively.

Balances due from/ to related parties: Balances due to/ from related parties relate to amounts due to/from Navios Acquisition and its subsidiaries, as well as, Navios Holdings.

Amounts due to Navios Holdings as of December 31, 2014 and 2013 were $736 and $472, respectively, which represents the current accounts payable to Navios Holdings. The balance mainly consisted of management fees, administrative fees and other operating expenses. There were no amounts due from Navios Holdings as of December 31, 2014 and 2013.

Amounts due from Navios Acquisition as of December 31, 2014 and 2013 were $0.0 and $35,756, respectively. The balance related to cash retained by Navios Acquisition, which was used for working capital purposes related to the Company’s vessels.

Omnibus Agreement: On November 18, 2014, Navios Midstream entered into an omnibus agreement, with Navios Acquisition, Navios Holdings and Navios Partners in connection with the Navios Midstream IPO, pursuant to which Navios Acquisition, Navios Holdings, Navios Partners and their controlled affiliates generally have agreed not to acquire or own any VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under time charters of five or more years. The omnibus agreement contains significant exceptions that will allow Navios Acquisition, Navios Holdings, Navios Partners or any of their controlled affiliates to compete with Navios Midstream under specified circumstances.

Under the omnibus agreement, Navios Midstream and its subsidiaries granted to Navios Acquisition a right of first offer on any proposed sale, transfer or other disposition of any of its VLCCs or any crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers and related charters owned or acquired by Navios Midstream. Likewise, Navios Acquisition granted a similar right of first offer to Navios Midstream for any of the VLCCs, crude oil tanker, refined petroleum product tanker, LPG tanker or chemical tanker under charter for five or more years it might own. These rights of first offer will not apply to a (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a charter party or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third-party.

Backstop Agreements: On November 18, 2014, Navios Acquisition entered into backstop agreements with Navios Midstream. In accordance with the terms of the backstop agreements, Navios Acquisition has provided a backstop commitment to charter—in the Shinyo Ocean and Shinyo Kannika for a two-year period at the time of

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

their redelivery at the currently contracted rate if the market charter rate is lower than the currently contracted rate. Further, Navios Maritime Acquisition has provided a backstop commitment to charter–in the following option vessels: a) Nave Celeste for a two-year period at the time of her redelivery at the currently contracted rate if the market charter rate is lower than the currently contracted rate and b) Nave Galactic and Nave Quasar for a four-year period at the net time charter-out rate per day (net of commissions) of $35 if the market charter rate is lower than the charter-out rate of $35. Conversely, if market charter rates are higher during the backstop period, such vessels will be chartered out to third-party charterers at prevailing market rates and Navios Acquisition’s backstop commitment will not be triggered. The backstop commitment does not include any profit sharing.

General Partner Option Agreement: Navios Holdings entered into an option agreement, dated November 18, 2014, with Navios Acquisition under which Navios Acquisition grants Navios Holdings the option to acquire any or all of the outstanding membership interests in the “General Partner and all of the incentive distribution rights in Navios Midstream representing the right to receive an increasing percentage of the quarterly distributions when certain conditions are met. The option shall expire on November 18, 2024. Any such exercise shall relate to not less than twenty- five percent of the option interest and the purchase price for the acquisition for all or part of the option interest shall be an amount equal to its fair market value.

Option Vessels: On November 18, 2014, Navios Midstream entered into a share purchase agreement with Navios Acquisition, pursuant to which Navios Midstream will have options, that are exercisable at any time during a two-year period following the completion of the IPO, to acquire the capital stock of up to seven vessel-owning subsidiaries of Navios Acquisition that own seven VLCC vessels and the related time charters.

NOTE 15: COMMITMENTS AND CONTINGENCIES

The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where the Company believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date of the financial statements were prepared. In the opinion of the management, the ultimate disposition of these matters individually and in aggregate will not materially affect the Company’s financial position, results of operations or liquidity.

NOTE 16: SEGMENT INFORMATION

The Company reports financial information and evaluates its operations by charter revenues. The Company does not use discrete financial information to evaluate operating results for each type of charter. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates under one reportable segment.

The following table sets out operating revenue by geographic region for the Company’s reportable segment. Revenue is allocated on the basis of the geographic region in which the customer is located. Revenues from specific geographic regions which contribute over 10% of total revenue are disclosed separately.

Vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries.

	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
Asia	$63,534	$63,659	$64,059

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 17: CASH DISTRIBUTIONS AND EARNINGS/ (LOSSES) PER UNIT

The partnership agreement of Navios Midstream requires that all available cash is distributed quarterly, after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves. Distributions may be restricted by, among other things, the provisions of existing and future indebtedness, applicable partnership and limited liability company laws and other laws and regulations. The amount of the minimum quarterly distribution is $0.4125 per unit or $1.65 per unit per year and is made in the following manner:

•	First, 98% to the holders of common units and 2% to the General Partner until each common unit has received a minimum quarterly distribution of $0.4125 plus any arrearages from previous quarters;

•	Second, 98% to the holders of subordinated units and 2% to the General Partner until each subordinated unit has received a minimum quarterly distribution of $0.4125; and

•	Third, 98% to all unitholders, pro rata, and 2% to General Partner, until each unit has received an aggregate amount of $0.4744.

Thereafter there are incentive distribution rights held by the General Partner, which are analyzed as follows:

	Total Quarterly Distribution Total Amount		Marginal Percentage Interest in Distributions
			Common and subordinated Unitholders	General Partner	Holders of IDRs
Minimum Quarterly Distribution		$0.4125	98.0%	2.0%	0%
First Target Distribution	up to $	0.4744	98.0%	2.0%	0%
Second Target Distribution	above $ up to $	0.4744 0.5156	85.0%	2.0%	13.0%
Third Target Distribution	above $ up to $	0.5156 0.6188	75.0%	2.0%	23.0%
Thereafter	above $	0.6188	50.0%	2.0%	48.0%

On January 23, 2015, the Board of Directors of Navios Midstream authorized its quarterly cash distribution for the period November 18, 2014 to December 31, 2014 of $0.1973 per unit. The distribution was paid on February 12, 2015 to all holders of record of common and general partner units on February 9, 2015. The aggregate amount of the declared distribution was $3,762. For the period subsequent to the IPO, Navios Midstream calculates earnings per unit by allocating reported net income for each period to each class of units based on the distribution waterfall for available cash specified in Navios Midstream’s partnership agreement, net of the unallocated earnings. Basic earnings per unit are determined by dividing net income by the weighted average number of units outstanding during the period. Basic and diluted net earnings per unit are the same because the Company does not have any potentially dilutive units outstanding for the period presented.

In determining earnings per unit, the net loss for the period prior to the IPO, has been allocated to the general partner.

Net loss per unit undistributed is determined by taking the distributions in excess of net income and allocating between common units, subordinated units and general partner units on a 98%-2% basis.

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

The calculations of the basic and diluted earnings per unit are presented below.

Year ended December 31, 2014
Net income attributable to Navios Maritime Midstream Partners L.P. subsequent to initial public offering and limited partners’ interest in net income:	$2,551
Earnings attributable to:
Common unit holders	$1,250
Subordinated unit holders	$1,250
Weighted average units outstanding (basic and diluted)
Common unit holders	9,342,692
Subordinated unit holders	9,342,692
Earnings per unit (basic and diluted):
Common unit holders	$0.13
Subordinated unit holders	$0.13
Earnings per unit -distributed (basic and diluted):
Common unit holders	$0.20
Subordinated unit holders	$0.20
(Losses) per unit -undistributed (basic and diluted):
Common unit holders	$(0.07)
Subordinated unit holders	$(0.07)

NOTE 18: INCOME TAXES

Marshall Islands, British Virgin Islands, and Hong Kong, do not impose a tax on international shipping income. Under the laws of Marshall Islands, British Virgin Islands, and Hong Kong, of the companies’ incorporation and vessels’ registration, the companies are subject to registration and tonnage taxes which have been included in the daily management fee.

In accordance with the currently applicable Greek law, foreign flagged vessels that are managed by Greek or foreign ship management companies having established an office in Greece are subject to duties towards the Greek state which are calculated on the basis of the relevant vessels’ tonnage. The payment of said duties exhausts the tax liability of the foreign ship owning company and the relevant manager against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel.

Pursuant to Section 883 of the Internal Revenue Code of the United States (the “Code”), U.S. source income from the international operation of ships is generally exempt from U.S. income tax if the company operating the ships meets certain incorporation and ownership requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country, which grants an equivalent exemption from income taxes to U.S. corporations. All of the Company’s vessel-owning subsidiaries satisfy these initial criteria. In addition, these companies must meet an ownership test. The management of the Company believes that this ownership test was satisfied prior to the IPO by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company.

For the period after the IPO, the Company believes that the second criterion can also be satisfied based on the trading volume and ownership of the Company’s units but no assurance can be given that this will remain so in the future.

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 19: SUBSEQUENT EVENTS

On January 23, 2015, the Board of Directors declared a quarterly cash dividend in respect of the period November 18, 2014 to December 31, 2014 of $0.1973 per unit. The distribution was paid on February 12, 2015 to all holders of record of common, subordinated and general partner units on February 9, 2015. The aggregate amount of the declared distribution was $3,762.