Form 20-F/A
period 2014-12-31
Navios Maritime Midstream Partners LP
filed 2015-07-14
CIK 1617049

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

☐  Item 17            ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

Explanatory Note

This Amendment No. 1 (this “Amendment No. 1”) to the Annual Report on Form 20-F for the fiscal year ended December 31, 2014 of Navios Maritime Midstream Partners L.P., which was originally filed with the Securities and Exchange Commission on March 17, 2015 (the “Original Form 20-F”), is being filed solely for the purpose of furnishing the appropriate Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T.

Other than as expressly set forth above, this Amendment No. 1 exhibit only filing does not, and does not purport to, amend, update or restate the information in any other item of the Original Form 20-F, or reflect any events that have occurred after the Original Form 20-F was initially filed.

Item 19. Exhibits

101.1	The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed with the Securities and Exchange Commission on March 17, 2015, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets at December 31, 2014 and 2013; (ii) Consolidated Statements of Income for each of the years ended December 31, 2014, 2013 and 2012; (iii) Consolidated Statements of Cash Flows for each of the years ended December 31, 2014, 2013 and 2012; (iv) Consolidated Statements of Changes in Partners’ Capital for each of the years ended December 31, 2014, 2013 and 2012; and (v) the Notes to the Consolidated Financial Statements as blocks of text.

SIGNATURES

Navios Maritime Midstream Partners L.P. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 on Form 20-F/A to its Annual Report on Form 20-F for the fiscal year ended December 31, 2014 to be signed on its behalf by the undersigned.

Navios Maritime Midstream Partners L.P.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chairman and Chief Executive Officer
Dated: July 14, 2015