Form 20-F
period 2015-12-31
Navios Maritime Midstream Partners LP
filed 2016-03-08
CIK 1617049

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

1,592,920 Subordinated Series A Units

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

Large Accelerated Filer  ☐                Accelerated Filer  ☒                Non-Accelerated Filer  ☐

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

Forward-looking statements appear in a number of places and include statements with respect to, among other things:

•	our ability to make cash distributions to our unitholders;

•	our ability to maintain or develop new and existing customer relationships with major refined product importers and exporters, major crude oil companies and major commodity traders, operators and liner companies, including our ability to enter into long term charters for our vessels;

•	our ability to successfully grow our business and our capacity to manage our expanding business;

•	future levels of operating surplus and levels of distributions, as well as our future cash distribution policy;

•	our current and future business and growth strategies and other plans and objectives for future operations;

•	our future operating and financial results, including the amount of fixed hire and profit share that we may receive, our ability to identify and consummate desirable acquisitions, joint ventures or strategic alliances, business strategy, areas of possible expansion and expected capital expenditure or operating expenses;

•	tanker industry trends, including charter rates and vessel values and factors affecting vessel supply and demand as well as trends and conditions in the newbuilding markets and scrapping of vessels;

•	our future financial condition or results of operations and our future revenues and expenses, including revenues from any profit sharing arrangements, and required levels of reserves;

•	the loss of any customer or charter or vessel;

•	the aging of our vessels and resultant increases in operation and drydocking costs;

•	the ability of our vessels to pass classification inspection and vetting inspections by oil majors;

•	significant changes in vessel performance, including increased vessel breakdowns;

•	the creditworthiness of our charterers and the ability of our contract counterparties to fulfill their obligations to us;

•	our ability to maintain long-term relationships with major oil companies;

•	our ability to access debt, credit and equity markets;

•	changes in the availability and costs of funding due to conditions in the bank market, capital markets and other factors;

•	our ability to repay outstanding indebtedness, to obtain additional financing and to obtain replacement charters for our vessels, in each case, at commercially acceptable rates or at all;

•	estimated future maintenance and replacement expenditures;

•	future sales of our common units in the public market;

•	potential liability from litigation and our vessel operations, including discharge of pollutants;

•	our track record, and past and future performance, in safety, environmental and regulatory matters;

•	global economic outlook and growth and changes in general economic and business conditions;

•	general domestic and international political conditions, including wars, acts of piracy and terrorism;

•	changes in production of or demand for oil and petroleum products, either globally or in particular regions;

•	changes in the standard of service or the ability of our technical manager to be approved as required;

•	increases in costs and expenses, including but not limited to: crew wages, insurance, provisions, port expenses, lube oil, bunkers, repairs, maintenance and general and administrative expenses;

•	the adequacy of our insurance arrangements and our ability to obtain insurance and required certifications;

•	the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;

•	the changes to the regulatory requirements applicable to the shipping and oil transportation industry, including, without limitation, stricter requirements adopted by international organizations, such as the International Maritime Organization and the European Union, or by individual countries or charterers and actions taken by regulatory authorities and governing such areas as safety and environmental compliance;

•	the anticipated taxation of our partnership and our unitholders;

•	potential liability and costs due to environmental, safety and other incidents involving our vessels;

•	the effects of increasing emphasis on environmental and safety concerns by customers, governments and others, as well as changes in maritime regulations and standards;

•	our ability to retain key executive officers; and

•	our ability to leverage to our advantage Navios Maritime Acquisition Corporation (“Navios Acquisition”) relationships and reputation in the shipping industry.

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

A. Selected Financial Data

The selected consolidated and combined historical financial information as of December 31, 2015 and 2014 and operating results for the years ended December 31, 2015, 2014 and 2013 were derived from our audited consolidated and combined financial statements of Navios Maritime Midstream Partners L.P. (sometimes referred to as “Navios Midstream”, the “Partnership”, “we” or “us”) which are included elsewhere in this Annual Report. The combined historical financial information as of December 31, 2013 and 2012 and the operating results for the year ended December 31, 2012, have been derived from our audited combined financial statements which are not included in this document and are available at www.sec.gov. This information is qualified by reference to, and should be read in conjunction with, “Item 5. Operating and Financial Review and Prospects” and our consolidated and combined financial statements and notes thereto included elsewhere in this Annual Report.

	Year ended December 31,
	2015	2014	2013	2012
	(Expressed in thousands of U.S. dollars— except unit and per unit data)
Statement of Operations Data
Revenue	$83,362	$63,534	$63,659	$64,059
Time charter expenses	(1,100)	(762)	(900)	(1,185)
Direct vessel expenses	(1,602)	(1,283)	(1,919)	(1,898)
Management fees (entirely through related party transactions)	(17,613)	(14,166)	(14,600)	(14,640)
General and administrative expenses	(2,497)	(1,296)	(866)	(947)
Depreciation and amortization	(22,686)	(19,509)	(19,508)	(20,211)
Interest expense and finance cost	(10,830)	(25,473)	(31,249)	(31,803)
Loss on bond extinguishment	—	—	(23,188)	—
Other income	88	119	—	267
Other expenses	(50)	—	(74)	(15)
Net income/ (loss)	$27,072	$1,164	$(28,645)	$(6,373)
Less: Predecessor net loss prior to initial public offering on November 18, 2014	—	1,387
Net income attributable to Navios Maritime Midstream Partners L.P. subsequent to initial public offering and limited partners’ interest in net income:	$27,072	2,551
Earnings per limited partner unit attributable to Navios Maritime Midstream Partners L.P. subsequent to initial public offering (basic and diluted):
Common units	$1.33	0.13
Subordinated Series A units	1.86	—
Subordinated units	$1.33	0.13
Weighted average units outstanding (basic and diluted)
Common units	9,342,692	9,342,692
Subordinated Series A units	859,740	—
Subordinated units	9,342,692	9,342,692
Balance Sheet Data (at period end)
Current assets, including cash	$45,860	$31,742	$45,944	$36,770
Vessels, net	400,192	320,229	336,452	352,674
Total assets	480,568	385,662 (1)	420,656 (1)	432,909 (1)
Current portion of long-term debt, net of deferred finance costs, discount and bond premium	643	10,022 (1)	—	—
Long-term debt, net of deferred finance costs, discount and bond premium	197,176	114,065 (1)	332,977 (1)	348,411 (1)
Total Partners’ Capital and Owner’s Net Investment	279,314	253,484	84,712	43,586
Cash Flow Data
Net cash provided by/(used in) operating activities	$39,853	$27,261	$(39,054)	$5,247
Net cash used in investing activities	(72,252)	(52,314)	(4,531)	(31,225)
Net cash provided by financing activities	39,356	46,778	47,961	30,592
Cash distribution declared per unit	1.4475	—	—	—
Fleet Data
Vessels at end of period	6	4	4	4

(1)	The total assets, current portion of long-term debt, net of deferred finance costs, discount and bond premium and long-term debt, net of deferred finance costs, discount and bond premium presented in this table have been revised to reflect the adoption of ASU 2015-03. Refer to Note 2 to the consolidated financial statements.

B. Capitalization and indebtedness

Not applicable.

C. Reasons for the offer and use of proceeds

Not applicable.

D. Risk factors

RISK FACTORS

Although many of our business risks are comparable to those a corporation engaged in a similar business would face, limited partner interests are inherently different from the capital stock of a corporation. You should carefully consider the following risk factors together with all of the other information included in this Annual Report and in documents incorporated by reference in this Annual Report when evaluating an investment in our securities.

If any of the following risks actually occur, our business, financial condition, cash flows or operating results could be materially adversely affected. In that case, we might not be able to pay distributions on our common units, the trading price of our common units could decline, and you could lose all or part of your investment.

Risks Inherent in Our Business

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

Our fleet consists of only six vessels. Any limitation on the availability or operation of those vessels could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our fleet consists of only six VLCCs. If any of our vessels we unable to generate revenues for any significant period of time for any reason, including unexpected periods of off-hire or early charter termination (which could result from damage to our vessels), our business, financial condition, results of operations and cash flows, including cash available for distribution to unitholders, could be materially and adversely affected. The impact of any limitation in the operation of our vessels or any early charter termination would be amplified during the period prior to acquisition of additional vessels from Navios Maritime Acquisition Corporation (“Navios Acquisition”), as a substantial portion of our cash flows and income are dependent on the revenues earned by the chartering of our six VLCCs. In addition, the costs of vessel repairs are unpredictable and can be substantial. In the event of repair costs that are not covered by our insurance policies, we may have to pay for such repair costs, which would decrease our earnings and cash flows.

We are focused on employing vessels on long-term charters of at least five years, which may not be typical for the crude oil, refined petroleum product, chemical and liquefied petroleum gas (“LPG”) sectors of the seaborne transportation industry.

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

We depend on three customers for our revenue. Charterers may terminate or default on their obligations to us, which could materially adversely affect our results of operations and cash flow, and cash available for distribution to unitholders and the terms of the charters may be difficult to enforce.

We derive our revenue from three charterers. For the year ended December 31, 2015, Cosco Dalian, Formosa Petrochemical and SK Shipping accounted for 75.6%, 18.3% and 6.1%, respectively, of our total revenue. The loss of these customers, a customer’s failure to make payments or perform under any of the applicable charters, a customer’s poor financial performance, a customer’s termination of any of the applicable charters, the loss or damage beyond repair to any of our vessels, our failure to deliver the vessel within a fixed period of time or a decline in payments under the charters could have a material adverse effect on our business, results of operations and financial condition. In addition, the charterers of the VLCC vessels are based in, and have their primary assets and operations in, the Asia-Pacific region, including the People’s Republic of China. The charter agreements for the VLCC vessels are governed by English law and provide for dispute resolution in English courts or London-based arbitral proceedings. There can be no assurance that we would be able to enforce any judgments against these charterers in jurisdictions where they are based or have their primary assets and operations. Even after a charter contract is entered, charterers may terminate charters early under certain circumstances. The events or occurrences that will cause a charter to terminate or give the charterer the option to terminate the charter generally include a total or constructive total loss of the related vessel, the requisition for hire of the related vessel, the vessel becoming subject to seizure for more than a specified number of days or the failure of the related vessel to meet specified performance criteria. In addition, the ability of a charterer to perform its obligations under a charter will depend on a number of factors that are beyond our control.

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

Even if we successfully charter our vessels in the future, our charterers may go bankrupt or fail to perform their obligations under the charter agreements, they may delay payments or suspend payments altogether, they may terminate the charter agreements prior to the agreed-upon expiration date or they may attempt to renegotiate the terms of the charters.

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

Charter rates in the crude oil, product and chemical tanker sectors have significantly declined from historically high levels in 2008 and may remain depressed or decline further. For example, the Baltic Dirty Tanker Index declined from a high of 2,347 in July 2008 to 453 in mid-April 2009, which represents a decline of approximately 81%. Since January 2015, it has traded between a low of 593 and a high of 1,088; as of February 17, 2016, it stood at 807. The Baltic Clean Tanker Index fell from 1,509 in the early summer of 2008 to 345 in April 2009, which represents a decline of approximately 77%. It has traded between a low of 451 and a high of 848 since January 2015 and stood at 528 as of February 17, 2016. Of note is that Chinese imports of crude oil have steadily increased from 3 million barrels per day in 2008 to an all-time record of about 7.8 million barrels per day in December 2015 and the U.S. has steadily increased its total petroleum product exports by about 370% to 4.4 million barrels per day in November 2015 from about 1 million barrels per day in January 2006. If the tanker sector of the seaborne transportation industry, which has been highly cyclical, is depressed in the future at a time when we may want to sell a vessel, our earnings and available cash flow may be adversely affected. We cannot assure you that we will be able to successfully charter our vessels in the future at rates sufficient to allow us to operate our business profitably or to meet our obligations, including payment of debt service to our lenders. Our ability to renew the charters on vessels that we may acquire in the future, the charter rates payable under any replacement charters and vessel values will depend upon, among other things, economic conditions in the sector in which our vessels operate at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for the seaborne transportation of energy resources and commodities.

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

The spot market is highly volatile, and, in the past, there have been periods when spot rates have declined below the operating cost of vessels. In December 2015, VLCC time charter hire rates rose to rates not seen since early 2009 and have declined since then, but there is no assurance that the crude oil, refined petroleum product, LPG and chemical tanker charter market will increase from present levels or will not decline.

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

Our fleet of VLCCs is contractually committed to time charters, with the remaining terms of these charters expiring during the period from and including December 2016 through June 2026. We are not permitted to unilaterally terminate the charter agreements of the VLCCs due to upswings in the tanker industry cycle, when spot market voyages might be more profitable. We may also decide to sell a vessel in the future. In such a case, should we sell a vessel that is committed to a long-term charter, we may not be able to realize the full charter free fair market value of the vessel during a period when spot market charters are more profitable than the charter agreement under which the vessel operates. We may re-charter the VLCCs on long-term charters or charter them in the spot market or place them in pools upon expiration or termination of the vessels’ current charters. If we are not able to employ the VLCCs profitably under time charters or in the spot market, our results of operations and operating cash flow may suffer.

The cyclical nature of the tanker industry may lead to volatility in charter rates and vessel values, which could adversely affect our future earnings.

Oil has been one of the world’s primary energy sources for a number of decades. The global economic growth of previous years had a significant impact on the demand for oil and subsequently on oil trade and shipping demand. However, the past several years were marked by a major economic slowdown which has had, and continues to have, a significant impact on world trade, including the oil trade. Global economic conditions remain fragile with significant uncertainty remaining with respect to recovery prospects, levels of recovery and long-term economic growth effects. In particular, the uncertainty surrounding the future of the Euro zone and the United States, and the recent economic slowdown in China and other emerging markets are all expected to affect demand for product and crude tankers going forward. In 2014, two events influenced the crude and tanker market significantly. Since June 2014 the price of crude oil declined dramatically from above $100/barrel to the high $20/barrel range in February 2016. OPEC’s decision to maintain production at high levels in November 2014 has helped to maintain low oil prices and has ensured higher volumes of cargo since that time. As a result of the lower oil prices and increased volumes, tanker rates during 2015 were the highest since early 2009. There is no assurance that tanker rates can continue at these levels and, in fact, they have since declined from their December 2015 peaks. Should OPEC significantly reduce oil production or should there be significant declines in non-OPEC oil production, that may result in a protracted period of reduced oil shipments and a decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to make cash distributions. Demand for oil and refined petroleum products has recently rebounded on the back of lower oil prices, but there remains a general long-term global trend towards energy efficient technologies and alternative sources of energy. If oil demand grows in the future, it is expected to come primarily from emerging markets which have been historically volatile and a slowdown in these economies, such as China, may severely affect global oil demand growth, and may result in protracted, reduced consumption of oil products and a decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to make cash distributions.

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

Historically, the crude oil markets have been volatile as a result of the many conditions and events that can affect the price, demand, production and transport of oil, including competition from alternative energy sources. Decreased demand for oil transportation may have a material adverse effect on our revenues, cash flows and profitability. The factors affecting the supply and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. The continuing global financial crisis has intensified this unpredictability.

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

An oversupply of tanker vessel capacity may lead to reductions in charter hire rates, vessel values and profitability.

The market supply of tankers is affected by a number of factors, such as demand for energy resources and primarily oil and petroleum products, level of charter hire rates, asset and newbuilding prices, availability of financing as well as overall economic growth in parts of the world economy, including Asia, and has been increasing as a result of the delivery of substantial newbuilding orders over the last few years. We believe that the current order book for tanker vessels represents a significant percentage of the existing fleet; however the percentage of the total tanker fleet on order as a percent of the total fleet declined from nearly 49% at its recent peak in 2008 to 19.5% as of January 2016. If the capacity of new ships delivered exceeds the capacity of tankers being scrapped and lost, tanker capacity will increase. If the supply of tanker capacity increases and if the demand for tanker capacity does not increase correspondingly, charter rates and vessel values could materially decline. If such a reduction occurs, we may only be able to recharter our vessels at reduced or unprofitable rates as their current charters expire, or we may not be able to charter these vessels at all, which could lead to a material adverse effect on our results of operations.

Increasing self-sufficiency in energy by the United States could lead to a decrease in imports of oil to that country, which to date has been one of the largest importers of oil worldwide.

The United States is expected to overtake Saudi Arabia as the world’s top oil producer by 2018, according to the 2016 annual Medium-Term Oil Market Report by the International Energy Agency (“IEA”). The steep rise in shale oil and gas production is expected to push the country toward self-sufficiency in energy. In recent years the share of total U.S. consumption met by total liquid fuel net imports, including both crude oil and products, has been decreasing since peaking at over 60% in 2005. The IEA said that US crude oil imports will rebound in 2016 as domestic production slows but, overall, will decline over the period 2015-2021. A slowdown in oil imports to the United States, one of the most important oil trading nations worldwide, may result in decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to make cash distributions.

A number of third party owners have ordered so-called “eco-type” vessel designs, which offer substantial bunker savings as compared to older designs. Increased demand for and supply of “eco-type” vessels could reduce demand for our vessels that are not classified as such and expose us to lower vessel utilization and/or decreased charter rates.

The product tanker newbuilding order book as of January 2016 is estimated at 394 vessels or 15.5% of the current product tanker fleet according to Clarksons Research Services Limited. The majority of these orders are based on new vessel designs, which purport to offer material bunker savings compared to older designs, which include certain of our vessels. Such savings could result in a substantial reduction of bunker cost for charterers compared to such vessels of ours. As the supply of such “eco-type” vessel increases and if charterers prefer such vessels over our vessels that are not classified as such, this may reduce demand for our non-“eco-type” vessels, impair our ability to recharter such vessels at competitive rates and have a material adverse effect on our cash flows and operations.

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

Due to the sharp decline in world trade and tanker charter rates, the market values of our vessels and of tankers generally, are currently significantly lower than they would have been prior to the downturn in the second half of 2008. In the last ten years, the highest values for VLCCs occurred in mid 2008. The lowest prices for VLCCs occurred in the middle of 2013 and values have improved since then. For example, in July 2008, a five year old VLCC was valued by Clarksons at $165 million compared to a value of $55 million in June 2013 and at $80 million in February 2016. Vessel values may remain at current or lower levels for a prolonged period of time and can fluctuate substantially over time due to a number of different factors, including:

•	prevailing level of charter rates;

•	general economic and market conditions affecting the shipping industry;

•	competition from other shipping companies;

•	types and sizes of vessels;

•	where the ship was built and as-built specification;

•	lifetime maintenance record;

•	supply and demand for vessels;

•	other modes of transportation;

•	cost of newbuildings;

•	governmental or other regulations; and

•	technological advances.

If the market value of our vessels decreases, we may breach some of the covenants contained in the financing agreements relating to our indebtedness at that time. If we breach any such covenants in the future and we are unable to remedy the relevant breach, our lenders could accelerate or require us to prepay a portion of our debt and foreclose on our vessels. In addition, if the book value of a vessel is impaired due to unfavorable market conditions, we would incur a loss that could have a material adverse effect on our business, financial condition and results of operations.

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

Our significant maintenance and replacement capital expenditures will reduce the amount of cash we have available for distribution to our unitholders. Any costs associated with scheduled drydocking will be paid to Navios Tankers Management Inc. (the “Manager”) at cost under a management agreement. The initial term of the management agreement (the “Management Agreement”) expires in November 2019. Pursuant to the terms of the Management Agreement, we will pay the Manager a fixed daily fee of $9,500 per owned VLCC vessel, until November 2016. During the remaining three years of the term of the Management Agreement, we expect that we will reimburse Navios Tankers Management for all of the actual operating costs and expenses it incurs in connection with the management of our fleet.

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

We have entered into a credit agreement which provided us with the ability to borrow up to $205.0 million (the “Term Loan B”), which has been fully drawn. We continue to have the ability to incur additional debt, subject to limitations in our Term Loan B. Our level of debt could have important consequences to us, including the following:

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

Our Term Loan B contains restrictive covenants, which may limit our business and financing activities and may prevent us from paying distributions.

On June 18, 2015, we entered into the Term Loan B with Morgan Stanley Senior Funding, Inc. for $205.0 million, which has been fully drawn.

The operating and financial restrictions and covenants in our Term Loan B and any future credit facility could adversely affect our ability to finance future operations or capital needs, to engage, expand or pursue our business activities and reduce cash available for distribution on our units.

Our Term Loan B contains a restrictive covenant that we must maintain a loan to value ratio of no greater than 0.85 to 1.0 and a minimum interest coverage ratio of at least 3.75 to 1.0, and other restrictive covenants including restrictions on indebtedness, liens, acquisitions and investments, restricted payments and dispositions. Our ability to comply with the covenants and restrictions contained in our credit facility and any other debt instruments we may enter into in the future may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we are in breach of any of the restrictions, covenants, ratios or tests in our credit facility, a significant portion of our obligations may become immediately due and payable, and our lenders’ commitment to make further loans to us may terminate. We may not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, our obligations under the credit facility are secured by our vessels, and if we are unable to repay borrowings under such credit facility, lenders could seek to foreclose on those vessels.

In addition, our credit facility prohibits the payment of distributions if we are not in compliance with certain financial covenants or upon the occurrence of an event of default.

Events of default under the Term Loan B include, among other things, the following:

•	failure to pay any principal, interest, fees, expenses or other amounts when due;

•	failure to observe any other agreement, security instrument, obligation or covenant beyond specified cure periods in certain cases;

•	default under other indebtedness;

•	an event of insolvency or bankruptcy;

•	failure to provide prompt notice of the occurrence of any default or event of default;

•	failure of any representation or warranty to be materially correct; and

•	a Change of Control, as defined in the Term Loan B, occurs.

We anticipate that any subsequent refinancing of our current debt or any new debt will have similar restrictions.

We depend on Navios Holdings, Navios Acquisition and their affiliates to assist us in operating and expanding our business.

Pursuant to the Management Agreement between us and the Manager, the Manager provides to us significant commercial and technical management services (including the commercial and technical management of our vessels, vessel maintenance and crewing, purchasing and insurance and shipyard supervision). In addition, pursuant to an administrative services agreement (the “Administrative Services Agreement”) between us and the Manager, the Manager provides to us significant administrative, financial and other support services. Our operational success and ability to execute our growth strategy will depend significantly upon the Manager’s satisfactory performance of these services. Our business will be harmed if the Manager fails to perform these services satisfactorily, if the Manager cancels either of these agreements, or if the Manager stops providing these services to us. We may also in the future contract with Navios Maritime Holdings Inc. (“Navios Holdings”) or Navios Acquisition for it to have newbuildings constructed on our behalf and to incur the construction-related financing. We would purchase the vessels on or after delivery based on an agreed-upon price.

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

We have an option expiring in November 2016 to purchase up to five additional VLCCs from Navios Acquisition and an option to purchase additional vessels from Navios Acquisition if they are placed under charters of five years or more and we intend to continue to expand our fleet in the future. Our growth will depend on:

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

In addition, our business plan and strategy is predicated on buying vessels at what we believe is near the low end of the cycle in what has typically been a cyclical industry. However, there is no assurance that charter rates and vessel asset values will not sink lower, or that there will be an upswing in shipping costs or vessel asset values in the near-term or at all, in which case our business plan and strategy may not succeed in the near-term or at all. Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty experienced in obtaining additional qualified personnel and managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures. We may not be successful in growing and may incur significant expenses and losses.

Our future capital needs are uncertain and we may need to raise additional funds in the future.

In the future, we may need to raise additional capital to maintain, replace and expand the operating capacity of our fleet and fund our operations. Among other things, we hold options to acquire up to five VLCCs from Navios Acquisition at fair market value and we do not currently have financing sources in place to fund the acquisition of these vessels. Our future funding requirements will depend on many factors, including the cost and timing of vessel acquisitions, and the cost of retrofitting or modifying existing ships as a result of technological advances in ship design or equipment, changes in applicable environmental or other regulations or standards, customer requirements or otherwise.

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

We rely on the master limited partnership (“MLP”) structure and its appeal to investors for accessing debt and equity markets to finance our growth and repay or refinance our debt. The recent drop in energy prices has, among other factors, caused increased volatility and contributed to a dislocation in pricing for MLPs. The depressed trading price of our common units may affect our ability to access capital markets and, as a result, our ability to pay distributions or repay our debt.

The fall in energy prices and, in particular, the price of oil, among other factors, has contributed to increased volatility in the pricing of MLPs and the energy debt markets, as a number of MLPs and other energy companies may be adversely affected by an environment of lower energy prices. A number of MLPs, including certain maritime MLPs, have reduced or eliminated their distributions to unitholders.

We rely on our ability to raise capital in the equity and debt markets to grow our fleet and to refinance our debt. A protracted deterioration in the valuation of our common units would increase our cost of capital, make any equity issuance significantly dilutive and may affect our ability to access capital markets and, as a result, our capacity to pay distributions to our unitholders and refinance or repay our debt.

Our growth depends on continued growth in demand for crude oil, refined petroleum products, LPG and bulk liquid chemicals and the continued demand for seaborne transportation of such cargoes.

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

Among the factors that could lead to a decrease in demand for exported Arabian Gulf and West African crude oil are:

•	increased use of existing and future crude oil pipelines in the Arabian Gulf or West African regions;

•	a decision by the Organization of the Petroleum Exporting Countries (“OPEC”) or other petroleum exporters to increase their crude oil prices or to further decrease or limit their crude oil production;

•	any increase in refining of crude into petroleum products for domestic consumption or export;

•	armed conflict or acts of piracy in the Arabian Gulf or West Africa and political or other factors;

•	increased oil production in other regions, such as the United States, Russia and Latin America; and

•	the development and the relative costs of nuclear power, natural gas, coal and other alternative sources of energy.

Any significant decrease in shipments of crude oil from the Arabian Gulf or West Africa may materially adversely affect our financial performance.

A decrease in the level of China’s imports of crude oil or petroleum products or a decrease in oil trade globally could have a material adverse impact on our charterers’ business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.

China imports significant quantities of crude oil and trades significant quantities of petroleum products. For example in 2015, China imported about 305 million tons of crude oil by sea compared with crude oil imports to the United States of about 231 million tons. Our tanker vessels are deployed by our charterers on routes involving crude oil and petroleum product trades in and out of emerging markets, and our charterers’ oil shipping and business revenue may be derived from the shipment of goods within and to the Asia Pacific region from various overseas export markets. Any reduction in or hindrance to China-based importers could have a material adverse effect on the growth rate of China’s imports and on our charterers’ business. For instance, the government of China has implemented economic policies aimed at reducing pollution, increasing the strategic stock piling of crude oil and increasing the amounts of diesel oil available for export. Should these policies change, this may have the effect of reducing crude oil imports or petroleum product exports and may, in turn, result in a decrease in demand for oil shipping. Additionally, though in China there is an increasing level of autonomy and a gradual shift in emphasis to a “market economy” and enterprise reform, many of the reforms, particularly some limited price reforms that result in the prices for certain commodities being principally determined by market forces, are unprecedented or experimental and may be subject to revision, change or abolition. The level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government.

Our operations expose us to the risk that increased trade protectionism from China or other nations will adversely affect our business. If the global recovery is undermined by downside risks and the recent economic downturn returns, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing the demand for shipping. Specifically, increasing trade protectionism in the markets that our charterers serve may cause (i) a decrease in cargoes available to our charterers in favor of Chinese charterers and Chinese owned ships and (ii) an increase in the risks associated with importing goods to China. Any increased trade barriers or restrictions on trade, especially trade with China, would have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations, financial condition and our ability to pay cash distributions to our unitholders.

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

We receive a daily rate for the use of our vessels, which is fixed through the term of the applicable charter agreement. Our charter agreements do not provide for any increase in the daily hire rate in the event that vessel-operating expenses increase during the term of the charter agreement. The charter agreements for our fleet of VLCCs expire during the period from and including December 2016 through June 2026. Because of the long-term nature of these charter agreements, incremental increases in our vessel operating expenses over the term of a charter agreement will effectively reduce our operating income and, if such increases in operating expenses are significant, materially adversely affect our business, financial condition and results of operations.

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

Additional conventions, laws and regulations may be adopted that could limit our ability to do business, require capital expenditures or otherwise increase our cost of doing business, which may materially adversely affect our operations, as well as the shipping industry generally. For example, in various jurisdictions legislation has been enacted, or is under consideration, that would impose more stringent requirements on air pollution and effluent discharges from our vessels. For example, the International Maritime Organization (“IMO”) periodically proposes and adopts amendments to revise the International Convention for the Prevention of Pollution from Ships (“MARPOL”), such as the revision to Annex VI which came into force on July 1, 2010. The revised Annex VI implements a phased reduction of the sulfur content of fuel and allows for stricter sulfur limits in designated emission control areas (“ECAs”). Thus far, ECAs have been formally adopted for the Baltic Sea area (limits SOx emissions only); the North Sea area including the English Channel (limiting SOx emissions only) and the North American ECA (which came into effect on August 1, 2012 limiting SOx, NOx and particulate matter emissions). The United States Caribbean Sea ECA entered into force on January 1, 2013 and has been effective since January 1, 2014, limiting SOx, NOx and particulate matter emissions. As of January 2015, the limit for fuel oil sulphur levels falls to 0.10% m/m in emission control areas established to limit SOx and particulate matter emissions. Outside the emission control areas, the current limit for sulphur content of fuel oil is 3.50%, falling to 0.50% m/m on and after January 1, 2020. The 2020 date is subject to a review, to be completed by 2018, as to the availability of the required fuel oil. Depending on the outcome of the review, the effective date could be deferred to January 1, 2025. Similarly MARPOL Annex VI requires Tier III standards for NOx emissions to be applied to ships constructed and engines installed in ships operating in NOx emission control areas from January 1, 2016.

California has adopted more stringent low sulfur fuel requirements within California-regulated waters. In addition, the IMO, the U.S. and states within the U.S. have proposed or implemented requirements relating to the management of ballast water to prevent the harmful effects of foreign invasive species.

In February 2004, the IMO adopted the International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”). The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, as well as other obligations including recordkeeping requirements and implementation of a Ballast Water and Sediments Management Plan. The BWM Convention will enter into force twelve months after it has been adopted by at least 30 states, the combined merchant fleets of which represent at least 35% of the gross tonnage of the world’s merchant shipping. As of February 2016, the BWM Convention had 47 contracting states for 34.35% of world gross tonnage. Additional countries may ratify in 2016, such that the requirement for a minimum 35% of world gross tonnage is met and entry of the BWM Convention into force is anticipated in the foreseeable future, which will likely result in additional compliance costs.

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

For vessel operations not covered by the CLC, including those operated under our fleet, at present, international liability for oil pollution is governed by the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”). In 2001, the IMO adopted the Bunker Convention, which imposes strict liability on shipowners for pollution damage and response costs incurred in contracting states caused by discharges, or threatened discharges, of bunker oil from all classes of ships not covered by the CLC. The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance to cover their liability for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime, including liability limits calculated in accordance with the Convention on Limitation of Liability for Maritime Claims 1976, as amended (the “1976 Convention”), discussed in more detail in the following paragraph. The Bunker Convention became effective in contracting states on November 21, 2008 and, as of February 11, 2016, had 81 contracting states. In non-contracting states, liability for such bunker oil pollution typically is determined by the national or other domestic laws in the jurisdiction where the spillage occurs.

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

Environmental legislation in the United States merits particular mention as it is in many respects more onerous than international laws, representing a high-water mark of regulation with which ship owners and operators must comply, and of liability likely to be incurred in the event of non-compliance or an incident causing pollution. Such regulation may become even stricter if laws are changed as a result of the April 2010 Deepwater Horizon oil spill in the Gulf of Mexico. In the United States, the OPA establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from cargo and bunker oil spills from vessels, including tankers. The OPA covers all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone (the “EEZ”). Under the OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or substantial threats of discharges, of oil from their vessels. In response to the 2010 Deepwater Horizon oil incident in the Gulf of Mexico, the U.S. House of Representatives passed and the U.S. Senate considered but did not pass a bill to strengthen certain requirements of the OPA; similar legislation may be introduced in the future.

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

In recent years, the EU has become increasingly active in the field of regulation of maritime safety and protection of the environment. In some areas of regulation the EU has introduced new laws without attempting to procure a corresponding amendment to international law. Notably, in 2005 the EU adopted a directive, as amended in 2009, on ship-source pollution, imposing criminal sanctions for pollution not only where pollution is caused by intent or recklessness (which would be an offence under MARPOL), but also where it is caused by “serious negligence.” The concept of “serious negligence” may be interpreted in practice to be little more than ordinary negligence. The directive could therefore result in criminal liability being incurred in circumstances where it would not be incurred under international law.

In response to the Deepwater Horizon incident, the European Union issued “Directive 2013/30/EU of the European Parliament and of the Council of June 12, 2013 on safety of offshore oil and gas operations”. The objective of this Directive is to reduce as far as possible the occurrence of major accidents relating to offshore oil and gas operations and to limit their consequences, thus increasing the protection of the marine environment and coastal economies against pollution, establishing minimum conditions for safe offshore exploration and exploitation of oil and gas and limiting possible disruptions to Union indigenous energy production, and to improve the response mechanisms in case of an accident. The Directive was implemented on July 19, 2015. As far as the environment is concerned, the UK has various new or amended regulations such as: the Offshore Petroleum Activities (Offshore Safety Directive) (Environmental Functions) Regulations 2015 (OSDEF), the 2015 amendments to the Merchant Shipping (Oil Pollution Preparedness, Response and Cooperation Convention) Regulations 1998 (OPRC 1998) and other environmental Directive requirements, specifically the Environmental

Management System. The Offshore Petroleum Licensing (Offshore Safety Directive) Regulations 2015 will implement the licensing Directive requirements.

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

We are and will be, directly and indirectly, subject to the effects of climate change and may, directly or indirectly, be affected by government laws and regulations related to climate change. A number of countries have adopted or are considering the adoption of regulatory frameworks to reduce greenhouse gas emissions, such as carbon dioxide, methane and nitrogen oxides. In the United States, the United States Environmental Protection Agency (“EPA”) has declared greenhouse gases to be dangerous pollutants and has issued greenhouse gas reporting requirements for emissions sources in certain industries (which currently do not include the shipping industry). EPA does require owners of vessels subject to MARPOL Annex VI to maintain records for nitrogen oxides standards and in-use fuel specifications.

In addition, while the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which requires adopting countries to implement national programs to reduce greenhouse gas emissions, the IMO intends to develop limits on greenhouse gases from international shipping. It has responded to the global focus on climate change and greenhouse gas emissions by developing specific technical and operational efficiency measures and a work plan for market-based mechanisms in 2011. These include the mandatory measures of the ship energy efficiency management plan (“SEEMP”), outlined above, and an energy efficiency design index (“EEDI”) for new ships. The IMO is also considering its position on market-based measures through an expert working group. Among the numerous proposals being considered by the working group are the following: a port state levy based on the amount of fuel consumed by the vessel on its voyage to the port in question; a global emissions trading scheme which would allocate emissions allowances and set an emissions cap; and an international fund establishing a global reduction target for international shipping, to be set either by the UNFCCC or the IMO. At its 64th session (2012), the MEPC indicated that 2015 was the target year for Member States to identify market-based measures for international shipping. At its 66th session (2014), the MEPC continued its work on developing technical and operational measures relating to energy-efficiency measures for ships, following the entry into force of the mandatory efficiency measures on January 1, 2013,. It adopted the 2014 Guidelines on the Method of Calculation of the Attained EEDI, applicable to new ships. It further adopted amendments to MARPOL Annex VI concerning the extension of the scope of application of the EEDI to LNG carriers, ro-ro cargo ships (vehicle carriers), ro-ro cargo ships, ro-ro passenger ships and cruise passengers ships with nonconventional propulsion. At its 67th session (2014), the MEPC adopted the 2014 Guidelines on survey and certification of the EEDI, updating the previous version to reference ships fitted with dual-fuel engines using LNG and liquid fuel oil. The MEPC also adopted amendments to the 2013 Interim Guidelines for determining minimum propulsion power to maintain the manoeuvrability of ships in adverse conditions, to make the guidelines applicable to phase 1 (starting January 1, 2015) of the EEDI requirements. At its 68th session (2015), the MEPC agreed upon proposed language regarding a data collection system for fuel consumption of ships above 5,000 gross tons, a concept first proposed at MEPC 66. Further, the MEPC amended the 2014 Guidelines on EEDI survey and certification as well as the method of calculating of EEDI for new ships.

In December 2011, UN climate change talks took place in Durban and concluded with an agreement referred to as the Durban Platform for Enhanced Action. The Durban Conference did not result in any proposals specifically addressing the shipping industry’s role in climate change but the progress that has been made by the IMO in this area was widely acknowledged throughout the negotiating bodies of the UNFCCC process and an ad hoc working group was established.

Although regulation of greenhouse gas emissions in the shipping industry was discussed during the 2015 UN Climate Change Conference in Paris (the “Paris Conference”), the agreement reached among the 195 nations did not expressly reference the shipping industry. Following the Paris Conference, the IMO announced it would continue its efforts on this issue at the IMO’s Marine Environment Protection Committee in April 2016.

The EU announced in April 2007 that it planned to expand the EU emissions trading scheme by adding vessels, and a proposal from the European Commission (“EC”) was expected if no global regime for reduction of seaborne emissions had been agreed to by the end of 2011. As of January 31, 2013 the EC had stopped short of proposing that emissions from ships be included in the EU’s emissions-trading scheme. However, on October 1, 2012 it announced that it would propose measures to monitor, verify and report on greenhouse-gas emissions from the shipping sector. On June 28, 2013, the EC adopted a Communication setting out a strategy for progressively including greenhouse gas emissions from maritime transport in the EU’s policy for reducing its overall GHG emissions. The first step proposed by the EC was an EU Regulation to an EU-wide system for the monitoring, reporting and verification of carbon dioxide emissions from large ships starting in 2018. The Regulation was adopted on April 29, 2015 and took effect on July 1, 2015, with monitoring, reporting and verification requirements beginning on January 1, 2018. This Regulation may be seen as indicative of an intention to maintain pressure on the international negotiating process.

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

The operation of ocean-going vessels in international trade is inherently risky. Although we carry insurance for our fleet against risks commonly insured against by vessel owners and operators, including hull and machinery insurance, war risks insurance and protection and indemnity insurance (which include environmental damage and pollution insurance), all risks may not be adequately insured against, and any particular claim may not be paid. We do not currently maintain strike insurance or off-hire insurance, which would cover the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled drydocking due to damage to the vessel from accidents. Other events that may lead to off-hire periods include natural or man-made disasters that result in the closure of certain waterways and prevent vessels from entering or leaving certain ports. Accordingly, any extended vessel off-hire, due to an accident or otherwise, could have a material adverse effect on our business and our ability to pay distributions to our unitholders. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material.

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

We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar-denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, decreasing our income. A greater percentage of our transactions and expenses in the future may be denominated in currencies other than U.S. dollar. As part of our overall risk management policy, we will attempt to hedge these risks in exchange rate fluctuations from time to time. We may not always be successful in such hedging activities and, as a result, our operating results could suffer as a result of un-hedged losses incurred as a result of exchange rate fluctuations. For example, as of December 31, 2015, the value of the U.S. dollar as compared to the Euro increased by approximately 11.5% compared with the respective value as of December 31, 2014. A greater percentage of our transactions and expenses in the future may be denominated in currencies other than the U.S. dollar.

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

In addition, the economic uncertainty worldwide has made demand for shipping services volatile and has reduced charter rates, which may adversely affect our results of operations and financial condition. Currently, the economies of China, Japan, other Asian Pacific countries and India are the main driving force behind the development in seaborne transportation. Reduced demand from such economies has in the past driven decreased rates and vessel values and could do so in the future.

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

The shipping industry has historically been affected by acts of piracy in regions such as the South China Sea, the Indian Ocean, the Gulf of Aden off the coast of Somalia and the Red Sea. Although the frequency of sea piracy worldwide has decreased in recent years, sea piracy incidents continue to occur, particularly in the Gulf of Aden and towards the Mozambique Channel in the North Indian Ocean and increasingly in the Gulf of Guinea. A significant example of the heightened level of piracy came in February 2011 when the M/V Irene SL, a crude oil tanker in the Arabian Sea which was not affiliated with us, was captured by pirates in the Arabian Sea while carrying crude oil estimated to be worth approximately $200 million. In December 2009, the Navios Apollon, a vessel owned by Navios Maritime Partners L.P. (“Navios Partners”), was seized by pirates 800 miles off the coast of Somalia while transporting fertilizer from Tampa, Florida to Rozi, India and was released on February 27, 2010. In January 2014, the Nave Atropos, a vessel owned by Navios Acquisition, came under attack from a pirate action group in international waters off the coast of Yemen and in February 2016, the Nave Jupiter, a vessel also owned by Navios Acquisition, came under attack from pirate action groups on her way our from her loading terminal about 50NM off Bayelsa, Nigeria. In both instances, the crew and the on-board security team successfully implemented the counter piracy action plan and standard operating procedures to deter the attack with no consequences to the vessels or their crew. These piracy attacks have resulted in regions (in which our vessels are deployed) being characterized by insurers as “war risk” zones or Joint War Committee (JWC) “war and strikes” listed areas. Premiums payable for insurance coverage could increase significantly and insurance coverage may be more difficult to obtain. Crew costs, including those due to employing onboard security guards, could increase in such circumstances. While the use of security guards is intended to deter and prevent the hijacking of our vessels, it could also increase our risk of liability for death or injury to persons or damage to personal property. In addition, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and it is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and cash flows. Acts of piracy on ocean-going vessels could adversely affect our business and operations.

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

Our international operations and activities could expose us to risks associated with trade and economic sanctions prohibitions or other restrictions imposed by the United States or other governments or organizations, including the United Nations, the European Union and its member countries. Under economic and trade sanctions laws, governments may seek to impose modifications to, prohibitions/restrictions on business practices and activities, and modifications to compliance programs, which may increase compliance costs, and, in the event of a violation, may subject us to fines and other penalties.

Iran

During the last few years, the scope of sanctions imposed against the government of Iran and persons engaging in certain activities or doing certain business with and relating to Iran was expanded by a number of jurisdictions, including the United States, the European Union and Canada. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act (“CISADA”), which expanded the scope of the former Iran Sanctions Act. The scope of U.S. sanctions against Iran were expanded subsequent to CISADA by, among other U.S. laws, the National Defense Authorization Act of 2012 (the “2012 NDAA”), the Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRA”), Executive Order 13662, and the Iran Freedom and Counter-Proliferation Act of 2012 (“IFCA”). The foregoing laws, among other things, expanded the application of prohibitions to non-U.S. companies, such as our company, and introduced limits on the ability of companies and persons to do business or trade with Iran when such activities relate to specific activities such as investment in Iran, the supply or export of refined petroleum or refined petroleum products to Iran, the supply and delivery of goods to Iran which could enhance Iran’s petroleum or energy sectors, and the transportation of crude oil from Iran to countries which do not enjoy Iran crude oil sanctions waivers (our tankers called in Iran but did not engage in the prohibited activities specifically identified by these sanctions).

U.S. economic sanctions on Iran fall into two general categories: “Primary” sanctions, which prohibit U.S. citizens and U.S. permanent residents from engaging in all direct and indirect trade and other transactions with Iran without U.S. government authorization, and “secondary” sanctions, which are mainly nuclear-related sanctions. While most of the nuclear-related sanctions with respect to Iran were lifted on January 16, 2016 through the implementation of the Joint Comprehensive Plan of Action (“JCPOA”) entered into between the permanent members of the United Nations Security Council (China, France, Russia, the United Kingdom and the United States) and Germany, there are still certain limitations in place with which we need to comply. The primary sanctions with which U.S. persons or transactions with a U.S. nexus must comply are still in force and have not been lifted, except in a very limited fashion.

After the lifting of most of the nuclear-related sanctions on January 16, 2016, EU sanctions remain in place in relation to the export of arms and military goods listed in the EU Common Military List, missiles-related goods and items that might be used for internal repression. The main nuclear-related sanctions which remain in place include restrictions on:

i.	Graphite and certain raw or semi-finished metals such as corrosion-resistant high-grade steel, iron, aluminium and alloys, titanium and alloys and nickel and alloys (listed in Annex VIIB to EU Regulation 267/2012 as updated by EU Regulation 2015/1861 (the “EU Regulation”);

ii.	Goods listed in the Nuclear Suppliers Group list (listed in Annex I to the EU Regulation);

iii.	Goods that could contribute to nuclear-related or other activities inconsistent with the JCPOA (as listed in Annex II to the EU Regulation); and

iv.	Software designed for use in nuclear/military industries (as listed in Annex VIIA to the EU Regulation).

Dealing with the above is no longer prohibited, but prior authorization must be obtained first and is granted on a case-by-case basis. The remaining restrictions apply to the sale, supply, transfer or export, directly or indirectly to any Iranian person/for use in Iran, as well as the provision of technical assistance, financing or financial assistance in relation to the restricted activity. Certain individuals and entities remain sanctioned and the prohibition to make available, directly or indirectly, economic resources or assets to or for the benefit of sanctioned parties remains. “Economic resources” is widely defined and it remains prohibited to provide vessels for a fixture from which a sanctioned party (or parties related to a sanctioned party) directly or indirectly benefits. It is therefore still necessary to carry out due diligence on the parties and cargoes involved for fixtures involving Iran.

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

Other U.S. Economic Sanctions Targets

In addition to Iran and certain Russian entities and individuals, as indicated above, the United States maintains economic sanctions against Syria, Sudan, Cuba, limited sanctions against North Korea, and sanctions against entities and individuals (such as entities and individuals in the foregoing targeted countries, designated terrorists, narcotics traffickers) whose names appear on the List of SDNs and Blocked Persons maintained by the U.S. Treasury Department (collectively, “Sanctions Targets”). We are subject to the prohibitions of these sanctions to the extent that any transaction or activity we engage in involves Sanctions Targets and a U.S. person or otherwise has a nexus to the United States.

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

We are constantly monitoring developments in the United States, the European Union and other jurisdictions that maintain economic sanctions against Iran, other countries, and other sanctions targets, including developments in implementation and enforcement of such sanctions programs. Expansion of sanctions programs, embargoes and other restrictions in the future (including additional designations of countries and persons subject to sanctions), or modifications in how existing sanctions are interpreted or enforced, could prevent our vessels from calling in ports in sanctioned countries or could limit their cargoes, that may result in breach of their charter contracts. If any of the risks described above materialize, it could have a material adverse impact on our business and the results of operations.

To reduce the risk of violating economic sanctions, we have a policy of compliance with applicable economic sanctions laws and have implemented and continue to implement and follow compliance procedures to avoid economic sanctions violations.

We could be materially adversely affected by violations of the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, and anti-corruption laws in other applicable jurisdictions.

As an international shipping company, we may operate in countries known to have a reputation for corruption. The U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”) and other anti-corruption laws and regulations in applicable jurisdictions generally prohibit companies registered with the SEC and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business. Under the FCPA, U.S. companies may be held liable for some actions taken by strategic or local partners or representatives. Legislation in other countries includes the U.K. Bribery Act which is broader in scope than the FCPA because it does not contain an exception for facilitating payments. We and our customers may be subject to these and similar anti-corruption laws in other applicable jurisdictions. Failure to comply with legal requirements could expose us to civil and/or criminal penalties, including fines, prosecution and significant reputational damage, all of which could materially and adversely affect our business and results of operations, including our relationships with our customers, and our financial results. Compliance with the FCPA, the U.K. Bribery Act and other applicable anti-corruption laws and related regulations and policies imposes potentially significant costs and operational burdens on us. Moreover, the compliance and monitoring mechanisms that we have in place including our Code of Ethics and our anti-bribery and anti-corruption policy, may not adequately prevent or detect all possible violations under applicable anti-bribery and anti-corruption legislation. However, we believe that the procedures we have in place to prevent bribery are adequate and that they should provide a defense in certain circumstances to a violation or a mitigation of applicable penalties, at least under the U.K.’s Bribery Act 2010.

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

We conduct most of our operations outside of the United States. In particular, we derive our revenues from shipping oil and oil products from politically unstable regions and our business, results of operations, cash flows, financial condition and ability to make cash distributions may be adversely affected by the effects of political instability, terrorist or other attacks, war or international hostilities. Terrorist attacks, such as the attacks in the United States on September 11, 2001 and the United States’ continuing response to these attacks, and in Paris on January 7, 2015 and November 13, 2015, the bombings in Spain on March 11, 2004 and the attacks in London on July 7, 2005, the recent conflicts in Iraq, Afghanistan, Syria, Ukraine and other current and future conflicts, and the continuing response of the United States to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets, including the energy markets. Continuing hostilities in the Middle East may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States or elsewhere, which could result in increased volatility and turmoil in the financial markets and may contribute further to economic instability. Current and future conflicts and terrorist attacks may adversely affect our business, operating results, financial condition, ability to raise capital and future growth. Terrorist attacks on vessels, such as the October 2002 attack on the M/V Limburg, a VLCC not related to us, may in the future also negatively affect our operations and financial condition and directly impact our vessels or our customers.

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

Navios Acquisition indirectly owns the 2.0% general partner interest and a 58.85% limited partner interest in us and owns and controls our general partner. Navios Holdings has an option expiring in November 2024 to purchase a minimum of 25% of the general partner interest held by the general partner, the incentive distribution rights held by the general partner and/or the membership interests in the general partner from Navios Acquisition, each at fair market value. Two of our executive officers also serve as executive officers of Navios Acquisition and three of our executive officers and one of our directors also serve as executive officers and/or directors of Navios Holdings and as such they have fiduciary duties to Navios Acquisition and Navios Holdings that may cause them to pursue business strategies that disproportionately benefit Navios Acquisition or Navios Holdings or which otherwise are not in the best interests of us or our unitholders. Conflicts of interest may arise between Navios Acquisition and Navios Holdings and their affiliates, including our general partner on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our general partner and its affiliates may favor their own interests over the interests of our unitholders. These conflicts include, among others, the following situations:

•	neither our partnership agreement nor any other agreement requires our general partner or Navios Acquisition or Navios Holdings or their affiliates to pursue a business strategy that favors us or utilizes our assets, and Navios Acquisition’s and Navios Holdings’ officers and directors have a fiduciary duty to make decisions in the best interests of the stockholders of Navios Acquisition and Navios Holdings, which may be contrary to our interests;

•	our general partner and our board of directors are allowed to take into account the interests of parties other than us, such as Navios Acquisition and Navios Holdings, in resolving conflicts of interest, which has the effect of limiting their fiduciary duties to our unitholders;

•	our general partner and our directors have limited liabilities and reduced their fiduciary duties under the laws of the Marshall Islands, while the remedies available to our unitholders are also restricted, and, as a result of purchasing common units, unitholders are treated as having agreed to the modified standard of fiduciary duties and to certain actions that may be taken by our general partner and our directors, all as set forth in the partnership agreement;

•	our general partner and our board of directors are involved in determining the amount and timing of our asset purchases and sales, capital expenditures, borrowings, issuances of additional partnership securities and reserves, each of which can affect the amount of cash that is available for distribution to our unitholders;

•	our general partner may have substantial influence over our board of directors’ decision to cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units or to make incentive distributions or to accelerate the expiration of the subordination period as defined below;

•	our general partner is entitled to reimbursement of all reasonable costs incurred by it and its affiliates for our benefit;

•	our partnership agreement does not restrict us from paying our general partner or its affiliates for any services rendered to us on terms that are fair and reasonable or entering into additional contractual arrangements with any of these entities on our behalf; and

•	our general partner may exercise its right to call and purchase our common units if it and its affiliates own more than 80% of our common units.

The subordination period will extend from November 2014 until the first to occur of:

(a)	the first day of any quarter beginning after September 30, 2017, for which:

(1)	distributions of available cash from operating surplus on each of the outstanding common units, subordinated units, general partner units and any other outstanding units that are senior or equal in right of distribution to the subordinated units (other than Series A Units) equaled or exceeded $2.475 during the four-Quarter period immediately preceding that date;

(2)	the adjusted operating surplus for the four-quarter period immediately preceding such date equaled or exceeded the sum of $1.65 on all of the common units, subordinated units, general partner units and any other outstanding units that are senior or equal in right of distribution to the subordinated units (other than Series A Units) that were outstanding during such period on a fully diluted basis with respect to such period; and

(3)	there are no outstanding cumulative common units arrearages.

(b)	the date on which the general partner is removed as general partner of Navios Midstream upon the requisite vote by the limited partners under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of the removal.

If the unitholders remove our general partner without cause, the subordination period may end before September 30, 2017. If the subordinated units are not converted into Common Units pursuant to the above description, the subordinated units convert into common units on a one-for-one basis upon the expiration of the subordination period.

All of the outstanding Series A Units will automatically convert into common units on a one-for-one basis on the earlier of (i) June 18, 2018, or (ii) the Liquidation Date, as defined in the partnership agreement.

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

Under the terms of our Management Agreement with the Manager, we will pay a daily fee of $9,500 per VLCC for technical and commercial management services provided to us by the Manager. The initial term of the Management Agreement expires in November 2019 and this fee has been fixed until November 2016. The daily fee to be paid to the Manager includes all costs incurred in providing certain commercial and technical management services to us as described in our Annual Report on Form 20-F under “Item 7.—Major Unitholders and Related Party Transactions.” While this fee is fixed for an initial term of two years, for the remaining three years of the term of the Management Agreement, we expect that we will reimburse the Manager for all of the actual operating costs and expenses it incurs in connection with the management of our fleet, which may result in significantly higher fees for the remaining three years of the term. All of the fees we are required to pay to the Manager under the Management Agreement will be payable to our manager without regard to our financial condition or results of operations. In addition, the Manager will provide us with administrative services, including the services of our officers and directors, pursuant to an Administrative Services Agreement which has an initial term of five years, expiring in November 2019, and we will reimburse the Manager for all costs and expenses reasonably incurred by it in connection with the provision of those services. The exact amount of these future costs and expenses are unquantifiable at this time. The fees and reimbursement of expenses to the Manager are payable regardless of our profitability and could materially adversely affect our ability to pay cash distributions.

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

•	The vote of the holders of at least 66 2⁄3% of all outstanding common, subordinated and general partner units voting together as a single class is required to remove the general partner. As of December 31, 2015, Navios Acquisition owns 58.85% of the total number of common, subordinated, Series A Units and general partner units.

•

If our general partner is removed without “cause” during the subordination period and units held by our general partner and Navios Acquisition are not voted in favor of that removal, (i) all remaining subordinated units and Series A Units will automatically convert into common units, (ii) any existing arrearages on the common units will be extinguished and (iii) our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of the interests at the time. A removal of our general partner under these circumstances would adversely affect the common units by prematurely eliminating their distribution and liquidation preference over the subordinated units and the Series A Units, which would otherwise have continued until we had met certain distribution and performance tests. Any conversion of the general partner interest and incentive distribution rights would be dilutive to existing unitholders. Furthermore, any cash payment in lieu of such conversion could be prohibitively large. “Cause” is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our general partner liable for actual fraud or willful or wanton misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor business decisions such as charges of poor management of our business by the directors appointed by our general partner, so the removal of our general partner because of the unitholders’ dissatisfaction with the general partner’s decisions in this regard would most likely result in the termination of the subordination period.

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

Navios Holdings has an option to purchase a minimum of 25% of the general partner interest held by the general partner, the incentive distribution rights held by the general partner and/or the membership interests in the general partner from Navios Acquisition, each at fair market value, without the consent of unitholders. The option expires on November 18, 2024. Our general partner may also transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. In addition, our partnership agreement does not restrict the ability of the members of our general partner from transferring their respective membership interests in our general partner to a third party.

Substantial future sales of our common units in the public market could cause the price of our common units to fall.

We have granted registration rights to Navios Acquisition and certain affiliates of Navios Acquisition. These unitholders have the right subject to some conditions to require us to file registration statements covering any of our common, subordinated or other equity securities owned by them or to include those securities in registration statements that we may file for ourselves or other unitholders. Navios Acquisition directly owns 1,242,692 common units, 9,342,692 subordinated units, 1,592,920 Series A Units and indirectly owns 413,843 general partner units and all of the incentive distribution rights. Following their registration and sale under an applicable registration statement, those securities will become freely tradable. By exercising their registration rights and selling a large number of common units or other securities, these unitholders could cause the price of our common units to decline.

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

We may, without the approval of our unitholders, issue an unlimited number of additional units or other equity securities. The issuance by us of additional common units or other equity securities of equal or senior rank will have the following effects:

•	our unitholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for distribution on each unit may decrease;

•	because a lower percentage of total outstanding units will be subordinated units and Series A Units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of the common units may decline.

If we exercise our option to purchase any of the five additional VLCCs from Navios Acquisition, we may finance such acquisition, in whole or in part, by issuing additional equity securities. If we expand the size of our fleet in the future, we generally will be required to make significant installment payments for acquisitions of vessels prior to their delivery and generation of revenue. Depending on whether we finance our expenditures through cash from operations or by issuing debt or equity securities, our ability to make cash distributions may be diminished or our financial leverage could increase or our unitholders could be diluted.

Upon the expiration of their respective subordination periods, the subordinated units and the Series A Units will convert into common units and will then participate pro rata with other common units in distributions of available cash.

During the subordination periods for the subordinated units and the Series A Units (collectively, the “Subordinated Units”), the common units have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.4125 per unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the Subordinated Units. Distribution arrearages do not accrue on the Subordinated Units. The purpose of the Subordinated Units is to increase the likelihood that during each subordination period there will be available cash from operating surplus to be distributed on the common units. Upon the expiration of the applicable subordination period (as defined in our amended and restated partnership agreement, the Subordinated Units will convert into common units and will then participate pro rata with other common units in distributions of available cash.

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

As of December 31, 2015, Navios Acquisition, an affiliate of our general partner, owns 1,242,692 of our common units. At the end of the subordination period, assuming no additional issuances of common units and 9,342,692 of our subordinated units and conversion of our subordinated units and 1,592,920 Series A Units into common units, Navios Acquisition will own 12,178,304 common units, representing a 58.85% limited partner interest based on all common and general partner units then outstanding.

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

We have been organized as a limited partnership under the laws of the Republic of the Marshall Islands, which does not have a well-developed body of partnership law; as a result, unitholders may have more difficulty in protecting their interests than would unitholders of a similarly organized limited partnership in the United States.

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

Tax Risks

In addition to the following risk factors, you should read “Material U.S. Federal Income Tax Considerations” and “Non-United States Tax Consideration—Marshall Islands Tax Consequences” for a more complete discussion of the expected material U.S. federal income tax and Marshall Islands tax considerations relating to us and the ownership and disposition of our common units.

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

Based on an opinion of counsel and certain assumptions and representations, we believe that we will qualify for the statutory tax exemption under Section 883 of the Code, and we intend to take this position for U.S. federal income tax return reporting purposes. However, our position is based on certain assumptions regarding us, our units and the holders thereof, and there are factual circumstances, including some that may be beyond our control, that could cause us to fail to qualify for the benefit of this tax exemption. Furthermore, our board of directors could determine that it is in our best interests to take an action or actions that would result in this tax exemption not applying to us. In addition, our position that we qualify for this exemption is based upon legal authorities that do not expressly contemplate an organizational structure such as ours; specifically, although we have elected to be treated as a corporation for U.S. federal income tax purposes, we are organized as a limited partnership under Marshall Islands law. Therefore, we cannot give any assurance that the IRS will not take a different position regarding our qualification for this tax exemption.

If we were not entitled to the Section 883 exemption for any taxable year, we generally would be subject to a 4.0% U.S. federal income tax with respect to our gross U.S. source international transportation income or, if such U.S. source international transportation income were effectively connected with the conduct of a trade or business in the United States, U.S. federal corporate income tax as well as a branch profits tax for any such taxable year or years. Our failure to qualify for the Section 883 exemption could have a negative effect on our business and would result in decreased earnings available for distribution to our unitholders.

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

On November 18, 2014, the Company completed an initial public offering (“IPO”) of its common units.

The following transactions occurred in connection with the IPO:

•	We sold 8,100,000 common units to the public in the offering, representing a 42.5% limited partner interest in us;

•	We entered into a new credit facility that provided us with financing availability of up to $126.0 million, and we borrowed $126.0 million thereunder upon the closing of the offering; and

•	Navios Acquisition contributed to us all of the outstanding shares of capital stock of two of Navios Acquisition’s vessel-owning subsidiaries (Shinyo Ocean Limited and Shinyo Kannika Limited) and Navios Acquisition sold to us all of the outstanding shares of capital stock of two of Navios Acquisition’s vessel-owning subsidiaries (Shinyo Kieran Limited and Shinyo Saowalak Limited) in exchange for total consideration of: (i) all of the net proceeds from the offering ($110.4 million based on the initial public offering price of $15.00 per common unit); (ii) $104.5 million of the $126.0 million that we borrowed under the new credit facility; (iii) the issuance of 9,342,692 subordinated units and 1,242,692 common units to Navios Acquisition; and (iv) the issuance of 381,334 general partner units, representing a 2.0% general partner interest in us, and all of our incentive distribution rights, which entitled the holder to increasing percentages of the cash we distributed in excess of $0.4774 per unit per quarter, to Navios Maritime Midstream Partners GP LLC, our general partner.

At the closing of the IPO on November 18, 2014, Navios Midstream entered into the following agreements:

•	a share purchase agreement pursuant to which we have options, exercisable at any time until November 2016, to acquire the capital stock of up to seven subsidiaries that own seven VLCCs and related time charters;

•	a Management Agreement with the Manager pursuant to which the Manager has agreed to provide us commercial and technical management services;

•	an Administrative Services Agreement with the Manager, pursuant to which the Manager has agreed to provide to us administrative services;

•	an omnibus agreement with Navios Holdings, Navios Acquisition, Navios Partners, our general partner and others, governing, among other things:

•	when we, Navios Acquisition, Navios Holdings and Navios Partners may compete with each other; and

•	certain rights of first offer on VLCCs, crude oil tankers, refined petroleum product tankers, chemical tankers and LPG tankers;

•	a backstop agreement, dated as of November 18, 2014, between Navios Midstream and Navios Acquisition; and

•	an option vessels backstop agreement, dated as of November 18, 2014, between Navios Midstream and Navios Acquisition.

Please read “Item 7.—Major Unitholders and Related Party Transactions.”

In June 2015, Navios Midstream exercised its option to acquire the shares of the vessel-owning subsidiaries of the Nave Celeste and the C. Dream from Navios Acquisition for an aggregate purchase price of $0.1 million. The aggregate purchase price consisted of the issuance of 1,592,920 subordinated series A units (the “Series A Units”), issued to Navios Acquisition, and $73.0 million cash consideration.

Upon the expiration of such subordination period in June 2018, the Series A Units will automatically convert into common units.

On June 18, 2015, Navios Midstream issued 32,509 additional general partner units to the General Partner, in order for the General Partner to maintain its 2% general partnership interest. The net proceeds from the issuance of the general partnership units were $0.6 million.

As of December 31, 2015 and as of March 8, 2016, there were outstanding: 9,342,692 common units, 9,342,692 subordinated units, 1,592,920 Series A subordinated units and 413,843 general partnership units. As of December 31, 2015 and as of March 8, 2016, Navios Acquisition owned a 60.85% limited partner interest in Navios Midstream, which included a 2.0% general partner interest.

B. Business Overview

We are a growth oriented limited partnership formed to own, operate and acquire crude oil tankers under long-term employment contracts. In the future, to the extent opportunities arise, we may also seek to own, operate and acquire refined petroleum product tankers, chemical tankers, and liquefied petroleum gas, or LPG, tankers under long-term employment contracts. We intend to charter our vessels under long-term employment contracts to international oil companies, refiners, and large vessel operators. On November 18, 2014 we completed our IPO of 8,100,000 common units to the public in the offering, representing a 42.5% limited partner interest in us. Upon the closing of the offering we entered into a $126.0 million credit facility (the “Previous Credit Facility”) and borrowed $126.0 million thereunder to acquire our initial fleet of vessels (Shinyo Ocean

Limited, Shinyo Kannika Limited, Shinyo Kieran Limited and Shinyo Saowalak Limited) from Navios Acquisition. The total consideration paid to Navios Acquisition consisted of: (i) all of the net proceeds from the offering ($110.4 million based on the initial public offering price of $15.00 per common unit); (ii) $104.5 million of the $126.0 million that we borrowed under the Credit Facility; (iii) the issuance of 9,342,692 subordinated units and 1,242,692 common units to Navios Acquisition; and (iv) the issuance of 381,334 general partner units, representing a 2.0% general partner interest in us, and all of our incentive distribution rights, which entitled the holder to increasing percentages of the cash we distributed in excess of $0.4774 per unit per quarter, to Navios Maritime Midstream Partners GP LLC, our general partner.

On June 18, 2015, Navios Midstream entered into a credit agreement for a $205.0 million term loan scheduled to mature on June 18, 2020 (the “Term Loan B”) and, in connection therewith, the Previous Credit Facility was terminated, and all security thereunder was released. In June 2015, we exercised our option to acquire the shares of the vessel-owning subsidiaries of the Nave Celeste and the C. Dream from Navios Acquisition for an aggregate purchase price of $100.0 million. The aggregate purchase price consisted of $73.0 million of cash consideration and the issuance of 1,592,920 of subordinated series A units (the “Series A Units”), issued to Navios Acquisition.

Our Fleet

Our fleet consists of six VLCCs, which have an average remaining employment term of approximately 5.2 years. They are chartered to three strong counterparties, Cosco Dalian, which is wholly owned by the COSCO Group, a Chinese state-owned enterprise, Formosa Petrochemical, a Taiwan Stock Exchange-listed company and SK Shipping. Pursuant to the share purchase agreement we entered into with Navios Acquisition at the closing of the IPO, we have the right to purchase up to five additional VLCCs from Navios Acquisition. Generally, we expect to finance the acquisition of any or all of the five additional VLCCs we may elect to purchase with cash from operations, bank borrowings and the issuance of debt and equity securities.

The following table provides summary information about our fleet as of March 8, 2016:

Vessels	Type	Built/ Delivery Date	DWT	Net Charter Rate(1)	Profit Share to Owner		Expiration Date(2)
Shinyo Ocean	VLCC	2001	281,395	$38,400	50% above $	43,500(4)	January 2017
				$38,400			January 2019(3)
Shinyo Kannika	VLCC	2001	287,175	$38,025	50% above $	44,000(5)	February 2017
				$38,025			February 2019(3)
Shinyo Saowalak	VLCC	2010	298,000	$48,153	35% above $	54,388(6)	June 2025
					40% above $	59,388(6)
					50% above $	69,388(6)
Shinyo Kieran	VLCC	2011	297,066	$48,153	35% above $	54,388(6)	June 2026
					40% above $	59,388(6)
					50% above $	69,388(6)
C. Dream	VLCC	2000	298,570	$29,625	50% above $	30,000(8)	March 2019
					40% above $	40,000(8)
Nave Celeste	VLCC	2003	298,717	$42,705		—	December 2016
				$35,000		—	December 2018(7)

(1)	Net time charter-out rate per day in dollars (net of commissions).
(2)	Estimated dates assuming midpoint of redelivery of charterers.
(3)

Includes a backstop period for the Shinyo Ocean and the Shinyo Kannika. Navios Acquisition has provided a backstop commitment to charter-in the vessels for a two-year period as of their scheduled redelivery at the currently contracted rate if the market charter rate is lower than the currently contracted rate. Conversely, if market charter rates are higher than the currently contracted rates at the time of the redelivery of the vessels, such vessels will be chartered out to third-party charterers at prevailing market rates and Navios Acquisition’s backstop commitment will not be triggered. The backstop commitment does not include the profit share as set forth in the table. All data in the table is based on a charter length inclusive of both the initial and backstop periods.
(4)	Calculated semi-annually on the basis of the daily values of the Baltic Exchange Tanker Route AG/Japan for the past two quarters adjusted for the vessel’s specifications (i.e. actual consumption and other voyage expenses). Any profit is split between the owner and the charterer with the owner receiving the percentage stated in the table above.
(5)	Calculated semi-annually on the basis of the weighted average of the daily values of four Baltic Exchange Tanker Routes for the past two quarters adjusted for certain agreed specifications (i.e. actual consumption and other voyage expenses). Any profit is split between the owner and the charterer with the owner receiving the percentage stated in the table above.
(6)	Calculated annually on the basis of the weighted average of the daily values of four Baltic Exchange Tanker Routes for the past four quarters adjusted for certain agreed specifications (i.e. actual consumption and other voyage expenses). Any profit is split between the owner and the charterer with the owner receiving the percentage stated in the table above.
(7)	Includes a backstop period for the Nave Celeste. Navios Acquisition has provided a backstop commitment to charter-in the Nave Celeste for a two-year period as of its scheduled redelivery, at the net time charter-out rate per day (net of commissions) of $35,000 if the market charter rate is lower than the charter-out rate of $35,000. Conversely, if market charter rates are higher, such vessels will be chartered out to third-party charterers at prevailing market rates and Navios Acquisition’s backstop commitment will not be triggered. The backstop commitment does not include the profit share as set forth in the table. All data in the table is based on a charter length inclusive of both the initial and backstop periods.
(8)	Calculated annually based on the actual earnings of the vessel. Any profit is split between the owner and the charterer with the owner receiving the percentage stated in the table above.

Option Vessels

We have options, exercisable through November 18, 2016, to purchase the following five VLCCs from Navios Acquisition at fair market value. Although we anticipate that we may exercise some or all of our options to purchase the following five VLCCs, the timing of such purchases is uncertain and each such purchase is subject to various conditions, including reaching an agreement with Navios Acquisition regarding the fair market value of the vessel and the availability of financing, which we anticipate would be from external sources. Generally, we expect to fund the acquisition of any or all of the five additional VLCCs we may elect to purchase with cash from operations, bank borrowings and the issuance of debt and equity securities.

The following table provides summary information about the vessels subject to the options as of March 8, 2016:

Vessels	Type	Built/ Delivery Date	DWT	Net Charter Rate(1)		Profit Share to Owner		Expiration Date(2)
Nave Galactic	VLCC	2009	297,168	Floating Rate	(3)	—		September 2017
				$35,000				February 2019	(5)
Nave Quasar	VLCC	2010	297,376	$25,350		50% above $29,250	(6)	February 2016
				$35,000				February 2019	(5)
Nave Buena Suerte	VLCC	2011	297,491	Floating Rate	(3)	—		August 2016
Nave Neutrino	VLCC	2003	298,287	$43,480		—		September 2016
				$37,520				September 2017
Nave Electron	VLCC	2002	305,178	Floating Rate	(4)	—		December 2017

(1)	Net time charter-out rate per day in dollars (net of commissions).
(2)	Estimated dates assuming midpoint of redelivery of charterers.

(3)	Rate is based upon daily Baltic International Tanker Routes, Route Tanker Dirty 3 ME Gulf to Japan adjusted for vessel’s service speed/cons. The contract provides a minimum rate of $29,625 net per day and $27,156 net per day for the last nine months of the contract.
(4)	Rate based on VLCC pool earnings.
(5)	Includes a backstop period for both Nave Galactic and Nave Quasar. Navios Acquisition has provided a backstop commitment to charter-in the Nave Galactic and the Nave Quasar for a four-year period as of their scheduled redelivery, at the net time charter-out rate per day (net of commissions) of $35,000 if the market charter rate is lower than the charter-out rate of $35,000. Conversely, if market charter rates are higher, such vessels will be chartered out to third-party charterers at prevailing market rates and Navios Acquisition’s backstop commitment will not be triggered. The backstop commitment does not include the profit share as set forth in the table. All data in the table is based on a charter length inclusive of both the initial and backstop periods.
(6)	Calculated semi-annually based on the actual earnings of the vessel. Any profit is split between the owner and the charterer with the owner receiving the percentage stated in the table above.

Our Competitive Strengths

We believe we are well positioned to capitalize on existing business opportunities because of the following competitive strengths:

•	Stable cash flows based on long-term charters. We believe that the long-term, fixed-rate nature of our charters, our profit sharing arrangements and our fixed rate Management Agreement will provide a stable base of revenue and predictable expenses that will result in stable cash flows. In addition, we believe the potential exercise of our option to purchase up to five additional VLCCs and the potential opportunity to purchase additional vessels from Navios Acquisition pursuant to the right of first offer given in connection with our omnibus agreement, provide visible future growth in our revenue, operating income and distributable cash flow. We believe these as well as future acquisition opportunities will provide us with a way to grow our distributions per unit.

•	Strong relationship with Navios Holdings. We believe our relationship with Navios Holdings and its affiliates provides us with numerous benefits that are key to our long-term growth and success, including Navios Holdings’ expertise in commercial management, reputation within the shipping industry and network of strong relationships with many of the world’s leading crude producers, traders and exporters, industrial end-users, shipyards, and shipping companies. We also benefit from Navios Holdings’ expertise in technical management and its ability to meet the rigorous vetting processes of some of the world’s most selective major international oil companies.

•	Quality fleet. Our fleet consists of six VLCCs. We also have an option to acquire up to five additional VLCCs. We believe that our high-quality fleet provides us with a competitive advantage in the time charter market, where vessel age and quality are of significant importance in competing for business. We have completed the pre-qualification process required by major energy companies, including BP, Chevron, Philips 66, Shell, Vela International Marine and Koch Industries and we believe our ability to comply with these rigorous and comprehensive standards relative to less qualified or less experienced operators allows us to compete effectively for new charters.

•	Operating visibility through long-term charters with strong counterparties. All of our vessels are chartered out under long-term time charters with an average remaining employment term of 5.2 years to three strong counterparties, Cosco Dalian, which is wholly owned by the COSCO Group, a Chinese state-owned enterprise, SK Shipping, a privately held company with 91 owned or controlled vessels, including VLCCs and Formosa Petrochemical, a Taiwan Stock Exchange-listed company. We believe our existing charter coverage with strong counterparties provides us with predictable contracted revenues and operating visibility.

•	Financial strength and flexibility. We are targeting a relatively conservative leverage profile in order to allow for future flexibility in capital deployment. We also believe we will have access to public debt and equity markets in order to pursue expansion opportunities.

Business Strategies

Our primary business objective is to increase quarterly distributions per unit over time by executing the following strategies:

•	Continue to grow and diversify our fleet of owned and chartered-in vessels. We will seek to make strategic acquisitions to expand our fleet in order to capitalize on the demand for crude, refined product, chemical and LPG tankers in a manner that is accretive to distributable cash flow per unit. Under the share purchase agreement that we entered into with Navios Acquisition, we have the option to purchase up to five additional VLCC vessels. Additionally, during the term of the omnibus agreement, we have the right to purchase from Navios Acquisition any VLCC, crude oil tanker, refined petroleum product tanker, chemical tanker or LPG tanker under a long-term charter agreement or existing VLCC, crude oil tanker, refined petroleum product tanker, chemical tanker or LPG tanker in the Navios Acquisition fleet that enters into a long-term charter agreement of five years or more. We believe that our long-term charters, strong relationships with reputable shipyards and financial flexibility will allow us to make additional accretive acquisitions based on our judgment and experience as to prevailing market conditions.

•	Pursue stable cash flows through long-term charters for our fleet. We intend to continue to utilize long-term, fixed-rate charters for our existing fleet through renewal of existing or new charters with built-in profit sharing arrangements. Currently, the vessels in our fleet have an average remaining employment term of 5.2 years and have staggered charter expirations with no more than two vessels subject to re-chartering in any one year. Our long-term, fixed-rate charters with profit sharing will provide us stable cash flows.

•	Our relationship with the Navios Group (“Navios Holdings, Navios Acquisition, Navios Partners, Navios Midstream and any one or more of our and their subsidiaries”) provides us with several commercial and operational advantages. In a highly fragmented industry, we believe that our relationship with the Navios Group provides us with several advantages. First, it creates economies of scale resulting in efficient spreading of overhead and other costs, which in turn results in lower operating expenditures than the industry average. Second, we believe that major oil companies and oil producers generally prefer to charter tankers from a limited number of large tanker fleet operators from whom they have previously chartered tankers and whose fleets they have pre-approved for quality, rather than smaller shipping companies which constitute a large proportion of the highly fragmented international tanker fleet. Finally, the Navios Group’s active and extensive involvement in the large tanker market provides us with access to reliable, in-depth and up-to-date market information.

•	Provide superior customer service by maintaining high standards of performance, reliability and safety. Our customers seek transportation partners that have a reputation for high standards of performance, reliability and safety. We intend to use Navios Holdings’ excellent vessel safety record, compliance with rigorous health, safety and environmental protection standards, operational expertise and customer relationships to further expand a sustainable competitive advantage and consistent delivery of superior customer service.

Our Customers

We provide seaborne shipping services under long-term time charters with customers that we believe are creditworthy. Currently, our customers are Cosco Dalian, Formosa Petrochemical and SK Shipping.

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

Under our charters, the charterer is permitted to terminate the time charter if the vessel is off-hire for an extended period, such period ranging from seven to 180 consecutive off-hire days.

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

Navios Midstream’s fleet is currently entered for protection and indemnity insurance with International Group associations where, in line with all International Group Clubs, coverage for oil pollution is limited to $1.0 billion per event. The 13 P&I Associations that comprise the International Group insure approximately 95%

of the world’s commercial tonnage and have entered into a pooling agreement to collectively reinsure each association’s liabilities. Each vessel that Navios Midstream acquires will be entered with P&I Associations of the International Group. Under the International Group reinsurance program for the current policy year, each P&I club in the International Group is responsible for the first $9.0 million of every claim. In every claim the amount in excess of $9.0 million and up to $80.0 million is shared by the clubs under the pooling agreement. Any claim in excess of $80.0 million is reinsured by the International Group in the international reinsurance market under the General Excess of Loss Reinsurance Contract. This policy currently provides an additional $2.0 billion of coverage for non-oil pollution claims. Further to this, an additional reinsurance layer has been placed by the International Group for claims up to $1.0 billion in excess of $2.08 billion, i.e. $3.08 billion in total. For passengers and crew claims the overall limit is $3.0 billion for any one event with any one vessel with a sub-limit of $2.0 billion for passengers. With the exception of pollution, passenger or crew claims, should any other P&I claim exceed Group reinsurance limits, the provisions of all International Group Club’s overspill claim rules will operate and members of any International Group Club will be liable for additional contributions in accordance with such rules. To date, there has never been an overspill claim, or one even nearing this level.

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

These regulations have been and continue to be regularly amended as new and more stringent standards of pollution prevention are introduced with which we are required to comply. For example, MARPOL Annex VI, together with the NOx Technical Code established thereunder, sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. It also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on emissions. Originally adopted in September 1997, Annex VI came into force in May 2005 and was amended in October 2008 (as was the NOx Technical Code) to provide for progressively more stringent limits on such emissions from 2010 onwards. The revised Annex VI provides, in particular, for a reduction of the global sulfur cap, initially to 3.5% (from the previous cap of 4.5%), with effect from January 1, 2012, then progressively reducing to 0.50% effective from January 1, 2020, subject to a feasibility review to be completed no later than 2018 (regarding the availability of compliant fuel which could defer the requirement to January 1, 2025); and the establishment of new tiers of stringent nitrogen oxide emissions standards for marine engines, depending on their date of installation. We anticipate incurring costs in complying with these more stringent standards. At MEPC 68 (2015), draft amendments to Annex VI were approved for additional record requirements for operational compliance with NOx Tier III emission control areas, and are set for adoption in MEPC 69 (2016).

The revised Annex VI further allows for designation, in response to proposals from member parties, of Emission Control Areas (ECAs) that impose accelerated and/or more stringent requirements for control of sulfur oxide, particulate matter, and nitrogen oxide emissions. Thus far, ECAs have been formally adopted for the Baltic Sea area (limits SOx emissions only); the North Sea area including the English Channel (limiting SOx emissions only) and the North American ECA (which came into effect from August 1, 2012 limiting SOx, NOx and particulate matter emissions). The United States Caribbean Sea ECA entered into force on January 1, 2013 and has been effective since January 1, 2014, limiting SOx, NOx and particulate matter emissions. For the currently-designated ECAs, much lower sulfur limits on fuel oil content are being phased in (0.1% from January 1, 2015). At its 66th Session, the MEPC adopted amendments (effective September 2015) to Annex VI, regulation 13, regarding NOx and the date for the implementation of the “Tier III” standards within ECAs. These amendments provide, inter alia, that such standards, applicable on January 1, 2016, apply to marine diesel engines installed on ships which operate in the North American ECA or the U.S. Caribbean Sea ECA and to installed marine diesel engines which operate in other ECAs which might be designated in the future for Tier III NOx control. At its 68th session, the MEPC requested that the IMO Secretariat begin a review by September 1, 2015 of the availability of fuel compliant with regulation 14 of Annex VI (SOx and particulate matter), which requires sulfur content of fuel oil on board ships to be at or below 0.50% m/m by January 1, 2020. These more stringent fuel standards are expected to require measures such as fuel switching, vessel modification adding distillate fuel storage capacity, or addition of exhaust gas cleaning scrubbers, to achieve compliance, and may require installation and operation of further control equipment at significantly increased cost.

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

On June 28, 2013, the EC adopted a Communication setting out a strategy for progressively including greenhouse gas emissions from maritime transport in the EU’s policy for reducing its overall GHG emissions. The first step proposed by the EC was an EU Regulation to an EU-wide system for the monitoring, reporting and verification of carbon dioxide emissions from large ships starting in 2018. The Regulation was adopted on April 29, 2015 and took effect on July 1, 2015, with monitoring, reporting and verification requirements beginning on January 1, 2018. This Regulation may be seen as indicative of an intention to maintain pressure on the international negotiating process.

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

The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. As of February 2016, the BWM Convention had 47 contracting states for 34.35% of world gross tonnage. Additional countries may ratify in 2016, which may cross the 35% of world gross tonnage threshold, such that entry of the BWM Convention into force is anticipated in the foreseeable future and will likely result in additional compliance costs. At MEPC 68, the committee approved of a “Roadmap for the implementation of the BWM Convention,” which encourages early adopters of ballast water management systems approved in accordance with current BWM guidelines and provides protections from penalties for those BWM systems installed according to current guidelines.

European regulations

European regulations in the maritime sector are in general based on international law. However, since the Erika incident in 1999, the European Community has become increasingly active in the field of regulation of maritime safety and protection of the environment. It has been the driving force behind a number of amendments of MARPOL (including, for example, changes to accelerate the time-table for the phase-out of single hull tankers, and to prohibit the carriage in such tankers of heavy grades of oil), and if dissatisfied either with the extent of such amendments or with the time-table for their introduction it has been prepared to legislate on a unilateral basis. It should be noted, for instance, that the EU has its own regime as far as ship emissions are concerned and whilst it does in some respects reflect the IMO regime, this is not always the case. As far as sulfur dioxide emissions are concerned, for example, the EU regulation has not just caught up with the IMO limits for sulfur in ECAs, but it continues to have certain elements that exceed IMO regulations (e.g., as of January 1, 2015, EU Member States must ensure that ships in the Baltic, the North Seam and the English Channel are using gas oils with a sulfur content of no more than 0.10%).

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

OPA liability limits are periodically adjusted for inflation, and the U.S. Coast Guard issued a final rule on November 19, 2015 to reflect increases in the Consumer Price Index. With this adjustment, OPA currently limits liability of the responsible party for single-hull tank vessels over 3,000 gross tons to the greater of $3,500 per gross ton or $25.846 million (this amount is reduced to $7.05 million if the vessel is less than 3,000 gross tons). For tank vessels over 3,000 gross tons, other than a single-hull vessel, liability is limited to $2,200 per gross ton or $18.8 million (or $4.7 million for a vessel less than 3,000 gross tons), whichever is greater. Under the OPA, these liability limits do not apply if an incident was directly caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

In response to the Deepwater Horizon incident in the Gulf of Mexico, in 2010 the U.S. Congress proposed, but did not formally adopt, legislation to amend OPA to mandate stronger safety standards and increased liability and financial responsibility for offshore drilling operations. While Congressional activity on this topic is expected to continue to focus on offshore facilities rather than on vessels generally, it cannot be known with certainty what form any such new legislative initiatives may take.

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

Similarly, in response to the Deepwater Horizon incident, the European Union has issued “Directive 2013/30/EU of the European Parliament and of the Council of June 12, 2013 on safety of offshore oil and gas operations.” The objective of this Directive is to reduce as far as possible the occurrence of major accidents relating to offshore oil and gas operations and to limit their consequences, thus increasing the protection of the marine environment and coastal economies against pollution, establishing minimum conditions for safe offshore exploration and exploitation of oil and gas and limiting possible disruptions to Union indigenous energy production, and to improve the response mechanisms in case of an accident. Member states must implement the Directive by July 19, 2015. As far as the environment is concerned, the UK has various new or amended regulations such as: the Offshore Petroleum Activities (Offshore Safety Directive) (Environmental Functions) Regulations 2015 (OSDEF), the 2015 amendments to the Merchant Shipping (Oil Pollution Preparedness, Response and Cooperation Convention) Regulations 1998 (OPRC 1998) and other environmental Directive requirements, specifically the Environmental Management System. The Offshore Petroleum Licensing (Offshore Safety Directive) Regulations 2015 will implement the licensing Directive requirements.

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

The United States Clean Water Act (“CWA”) prohibits the discharge of oil or hazardous substances in U.S. navigable waters and imposes strict liability in the form of penalties for unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under CERCLA. The EPA regulates the discharge of ballast water and other substances incidental to the normal operation of vessels in U.S. waters using a Vessel General Permit (VGP) system pursuant to the CWA, in order to combat the risk of harmful organisms that can travel in ballast water carried from foreign ports and to minimize the risk of water pollution through numerous specified effluent streams incidental to the normal operation of vessels. Compliance with the conditions of the VGP is required for commercial vessels 79 feet in length or longer (other than commercial fishing vessels). On March 28, 2013 the EPA adopted the 2013 VGP which took effect on December 19, 2013. The 2013 VGP is valid for five years. This new 2013 VGP imposes a numeric standard to control the release of non-indigenous invasive species in ballast water discharges. On October 5, 2015, the U.S. Court of Appeals for the Second Circuit found the EPA was arbitrary and capricious in issuing the ballast water provisions of the VCP, finding EPA failed to adequately explain why stricter technology-based effluent standards should not be applied. The court instructed EPA to reconsider these issues but held the 2013 VCP remains in effect until EPA addresses the issues. If EPA establishes more stringent numeric standards for ballast water discharges, we may incur costs to modify our vessels to comply with new standards. In addition, through the CWA certification provisions that allow U.S. states to place additional conditions on use of the VGP within state waters, a number of states have proposed or implemented a variety of stricter ballast water requirements including, in some states, specific treatment standards.

Compliance with new U.S. federal and state requirements could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters. Currently, the U.S. Coast Guard has no type-approved Ballast Water Treatment Systems (BWTS) in its approved equipment list. There are numerous foreign-approved BWTS in the Coast Guard’s list of approved Alternate Management Systems. There is a risk that a vessel-installed foreign-approved BWTS will not be type-approved by the U.S. Coast Guard, which may affect the useful life of the foreign-approved system or the vessel if it is intended to trade on the navigable waters of the United States.

The Federal Clean Air Act (“CAA”) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to CAA vapor control and recovery standards (“VCS”) for cleaning fuel tanks and conducting other operations in regulated port areas, and to CAA emissions standards for so-called “Category 3” marine diesel engines operating in U.S. waters. In April 2010, EPA adopted regulations implementing the provision of MARPOL Annex VI regarding emissions from Category 3 marine diesel engines. Under these regulations, both U.S. and foreign-flagged ships must comply with the applicable engine and fuel standards of Annex VI, including the stricter North America ECA standards which took effect in August 2012, when they enter U.S. ports or operate in most internal U.S. waters including the Great Lakes. Annex VI requirements are discussed in greater detail above under “International regulations to prevent pollution from ships.” We may incur costs to install control equipment on our vessels to comply with the new standards.

Also under the CAA, since 1990 the U.S. Coast Guard has regulated the safety of VCSs that are required under EPA and state rules. Our vessels operating in regulated port areas have installed VCSs that are compliant with EPA, state and U.S. Coast Guard requirements. On July 16, 2013, the U.S. Coast Guard adopted regulations that made its VCS requirements more compatible with new EPA and State regulations, reflected changes in VCS technology, and codified existing U.S. Coast Guard guidelines. We intend to comply with all applicable state and U.S. federal regulations in the ports where our vessels call.

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

In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, which imposes strict liability on shipowners for pollution damage in jurisdictional waters of ratifying states caused by discharges of “bunker oil.” The Bunker Convention defines “bunker oil” as “any hydrocarbon mineral oil, including lubricating oil, used or intended to be used for the operation or propulsion of the ship, and any residues of such oil.” The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended, or the 1976 Convention). The Bunker Convention entered into force on November 21, 2008, and as of February 11, 2016 had

81 contracting states. In other jurisdictions liability for spills or releases of oil from ships’ bunkers continues to be determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

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

Facilities

We maintain offices at 7 Avenue de Grande Bretagne, Office 11B2, Monte Carlo, MC 98000 Monaco. We believe that our office facilities are suitable and adequate for our business as it is presently conducted. Navios Holdings has agreed that it will make certain office and secretarial services, available to us, as may be required by us from time to time.

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

The Section 883 Exemption. In general, the Section 883 Exemption provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the Treasury regulations thereunder (the “Section 883 Regulations”), it will not be subject to the net basis and branch profit taxes or the 4.0% gross basis tax described below on its U.S. Source International Transportation Income. The Section 883 Exemption applies only to U.S. Source International Transportation Income and does not apply to U.S. Source Domestic Transportation Income.

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

The 4.0% Gross Basis Tax. If the Section 883 Exemption does not apply and the net basis tax does not apply, we would be subject to a 4.0% U.S. federal income tax on our U.S. Source International Transportation Income, without benefit of deductions.

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

C. Organizational Structure

Please read exhibit 8.1 to this Annual Report for a list of our significant subsidiaries as of December 31, 2015.

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

Credit facilities

Credit Suisse AG: Navios Midstream entered a loan agreement dated November 13, 2014, with Credit Suisse AG of up to $126.0 million in connection with the IPO. The facility was repayable in 20 equal quarterly installments of $2.6 million each with a final balloon payment of $73.5 million to be repaid on the last repayment date. The repayment of each advance started three months after the completion of the IPO. It bore interest at a rate of LIBOR plus 300 bps. The credit facility also required compliance with certain financial covenants which included; (i) loan-to-value ratio covenants, based on charter-free valuations; (ii) minimum liquidity; (iii) EBITDA to interest ratio; and (iv) net worth. In June 2015 the Company fully prepaid the outstanding balance under this loan facility. The repayment of this Credit Facility was accounted for as a debt extinguishment in accordance with ASC470 Debt and the remaining unamortized balance of $1.7 million was written-off from the deferred financing fees.

Term Loan B: On June 18, 2015, Navios Midstream and Navios Maritime Midstream Finance (US) Inc. (“Navios Finance”), as co-borrowers, completed the issuance of the $205.0 million Term Loan B. The Term Loan B is set to mature on June 18, 2020 and is repayable in equal quarterly installments of 0.25% of the initial principal amount of the Term Loan B, which commenced on September 18, 2015, with a final payment of the aggregate principal amount of the Term Loan B, plus accrued and unpaid interest, due on the maturity. The Term Loan B bears interest at LIBOR plus 4.50% per annum.

The Term Loan B requires maintenance of a loan to value ratio of no greater than 0.85 to 1.0 and a minimum interest coverage ratio of at least 3.75 to 1.0, and other restrictive covenants including restrictions on indebtedness, liens, acquisitions and investments, restricted payments and dispositions. The Term Loan B also provides for excess cash flow prepayments and customary events of default.

Amounts drawn under the facilities are secured by first preferred mortgages on Navios Midstream’s vessels and other collateral and are guaranteed by each vessel-owning subsidiary.

Navios Midstream was in compliance with the covenants set forth in the Term Loan B as of December 31, 2015.

As of December 31, 2015, a balance of $204.0 million was outstanding under the Term Loan B. The weighted average interest rate for the years ended December 31, 2015 and 2014 was 4.74% and 7.89%, respectively.

Fleet Development

The Company consists of the consolidation of the following entities:

		Country of incorporation	Statement of Operations
Company name	Vessel name		2015	2014	2013
Navios Maritime Midstream Operating LLC	N/A	Marshall Islands	1/1—12/31	11/18—12/31	—
Navios Maritime Midstream Partners L.P.	N/A	Marshall Islands	1/1—12/31	11/18—12/31	—
Navios Maritime Midstream Finance (US) Inc.	N/A	Delaware	6/4—12/31	—	—
Shinyo Kannika Limited	Shinyo Kannika	Hong Kong	1/1—12/31	1/1—12/31	1/1—12/31
Shinyo Ocean Limited	Shinyo Ocean	Hong Kong	1/1—12/31	1/1—12/31	1/1—12/31
Shinyo Saowalak Limited	Shinyo Saowalak	British Virgin Is.	1/1—12/31	1/1—12/31	1/1—12/31
Shinyo Kieran Limited	Shinyo Kieran	British Virgin Is.	1/1—12/31	1/1—12/31	1/1—12/31
Shinyo Dream Limited	C. Dream	Hong Kong	6/18—12/31	—	—
Sikinos Shipping Corporation	Nave Celeste	Marshall Islands	6/18—12/31	—	—

Our Customers

We provide seaborne shipping services under charters with customers that we believe are creditworthy. For the years ended December 31, 2015, December 31, 2014 and December 31, 2013 our customers were Cosco Dalian, Formosa Petrochemical and SK Shipping. For the year ended December 31, 2015, these three customers accounted for 75.6%, 18.3% and 6.1%, respectively, of our revenue. For the year ended December 31, 2014, two of these customers, Cosco Dalian and Formosa Petrochemical, accounted for 77.9% and 22.1%, respectively, of our revenue. For the year ended December 31, 2013, Cosco Dalian and Formosa Petrochemical, accounted for 77.9% and 22.1%, respectively, of our revenue.

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

Navios Midstream

On November 18, 2014, and in conjunction with the closing of the IPO, the Company entered into a Management Agreement with the Manager with a duration of five years, pursuant to which the Manager provides commercial and technical management services to Navios Midstream’s vessels for a daily fee of $9,500 per VLCC tanker vessel, which has been fixed until November 2016.

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

Navios Midstream

On November 18, 2014, and in conjunction with the closing of the IPO, Navios Midstream entered into a new Administrative Services Agreement with the Manager, expiring on November 18, 2019, pursuant to which the Manager provides certain administrative management services to Navios Midstream which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. The Manager is reimbursed for reasonable costs and expenses which is based on a rate per day per vessel. Please read “Item 7.—Major unitholders and related party transactions.”

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

A. Operating results

Year Ended December 31, 2015 Compared to the Year Ended December 31, 2014

The following table presents revenue and expense information for the years ended December 31, 2015 and 2014. This information was derived from the audited consolidated and predecessor combined revenue and expense accounts for the respective periods.

(in thousands of U.S. dollars)	Year ended December 31, 2015	Year ended December 31, 2014
Revenue	$83,362	$63,534
Time charter expenses	(1,100)	(762)
Direct vessel expenses	(1,602)	(1,283)
Management fees	(17,613)	(14,166)
General and administrative expenses	(2,497)	(1,296)
Depreciation and amortization	(22,686)	(19,509)
Interest expenses and finance cost	(10,830)	(25,473)
Other income	88	119
Other expense	(50)	—
Net income	$27,072	$1,164

Set forth below are selected historical and statistical data of our fleet for each of the years ended December 31, 2015 and 2014 that we believe may be useful in better understanding our fleet’s financial position and results of operations.

	Year Ended December 31, 2015 (unaudited)	Year Ended December 31, 2014 (unaudited)
FLEET DATA
Available days(1)	1,791	1,460
Operating days(2)	1,785	1,457
Fleet utilization(3)	99.7%	99.8%
Vessels operating at period end	6	4
AVERAGE DAILY RESULTS
Time Charter Equivalent per day(4)	$45,924	$42,995

(1)	Available days: total calendar days the vessels were in the Company’s possession for the relevant period after subtracting off-hire days associated with major repairs, drydocking or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues.
(2)	Operating days: the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.
(3)	Fleet utilization: the percentage of time that the Company’s vessels were available for generating revenue, determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels.
(4)	Time Charter Equivalent: (“TCE”): time charter revenues less time charter expenses during a relevant period divided by the number of available days during the period.

Revenue: Revenue for the year ended December 31, 2015 increased by $19.8 million to $83.4 million, as compared to $63.5 million for the same period in 2014. The increase was due to the acquisition of the Nave Celeste and the C. Dream in June 2015 and due to profit sharing of $8.0 million recognized in the year ended December 31, 2015, in relation to certain charterers. TCE was $45,924 for the year ended December 31, 2015 and $42,995 for the year ended December 31, 2014.

Time charter expenses: Time charter expenses for the year ended December 31, 2015 increased by $0.3 million to $1.1 million, as compared to $0.8 million for the year ended December 31, 2014, mainly due to the acquisition of the vessels discussed above.

Direct vessel expenses: Direct vessel expenses, comprised of the amortization of dry dock and special survey costs, of certain vessels of our fleet and amounted to $1.6 million for the year ended December 31, 2015, as compared to $1.3 million for the year ended December 31, 2014.

Management fees: Management fees for the year ended December 31, 2015 increased by $3.4 million to $17.6 million, as compared to $14.2 million for the year ended December 31, 2014, mainly due to the acquisition of the vessels discussed above. Pursuant to the management agreement that was in place prior to the IPO, the Manager provided commercial and technical management services to Navios Acquisition’s vessels for a daily fee that was fixed at $10,000 per owned VLCC vessel. In May 2014, Navios Acquisition extended the duration of its then existing management agreement with Navios Holdings until May 2020 and reduced the rate by 5% from $10,000 to $9,500 daily rate per VLCC vessel. At the closing of the IPO, we entered into a five-year Management Agreement with the Manager on similar terms to the one that was in place prior to the IPO, pursuant to which the Manager provides commercial and technical management services to our vessels for a daily fee of $9,500 per vessel until November 2016. This daily fee covers all of the vessels’ operating expenses, other than certain extraordinary fees and costs. During the remaining term of the Management Agreement, Navios Midstream will reimburse the Manager for all of the actual operating costs and expenses it incurs in connection with the management of its fleet. Drydocking and special survey expenses are paid to the Manager at cost.

General and administrative expenses: Total general and administrative expenses for the year ended December 31, 2015 increased by $1.2 million to $2.5 million, as compared to $1.3 million for the year ended December 31, 2014. On May 28, 2010, Navios Acquisition entered into an administrative services agreement with Navios Holdings, initially expiring on May 28, 2015 and later extended until May 2020, pursuant to which a subsidiary of Navios Holdings provided certain administrative management services to Navios Acquisition. At the closing of the IPO, we entered into an Administrative Services Agreement with the Manager, expiring in November 2019, pursuant to which the Manager provides certain administrative management services to us. The terms of this agreement are in line with the general and administrative services agreement that was in place prior to the IPO, between Navios Holdings and Navios Acquisition. Pursuant to the Administrative Services Agreement, the Manager provides certain administrative management services to Navios Midstream which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. The Manager is reimbursed for reasonable costs and expenses incurred in connection with providing these services.

For the years ended December 31, 2015 and December 31, 2014, the expenses charged by Navios Holdings for administrative services were $1.0 million and $0.8 million, respectively.

Depreciation and amortization: Depreciation and amortization for the year ended December 31, 2015 increased by $3.2 million to $22.7 million, as compared to $19.5 million for the year ended December 31, 2014 due to the acquisition of the Nave Celeste and the C. Dream in June 2015. Depreciation of a vessel is calculated using an estimated useful life of 25 years for the date the vessel was originally delivered from the shipyard. Intangible assets are amortized over the contract periods, which ranged from 6.34 to 15.00 years at inception.

Interest expense and finance cost: Interest expense and finance cost for the year ended December 31, 2015 amounted to $10.8 million as compared to $25.5 million for the year ended December 31, 2014. After the closing of the IPO, we entered into a loan agreement with Credit Suisse AG of up to $126.0 million, which was prepaid in June 2015. On June 18, 2015, Navios Midstream and Navios Finance, as co-borrowers, completed the issuance of the $205.0 million Term Loan B. Prior to the IPO which was completed on November 18, 2014, the vessels were financed through the 8.125% Senior Notes due 2021 issued by Navios Acquisition (the “2021 Notes”). As of December 31, 2015 and 2014, the outstanding weighted average loan balance was $167.4 million and $315.1 million, respectively, and the weighted average interest rate was 4.74% and 7.89% for each of the years ended as of December 31, 2015 and 2014, respectively.

Other income: Other income for the years ended December 31, 2015 and 2014 amounted to $0.1 million.

Other expense: Other expense for the year ended December 31, 2015 increased by $0.1 million to $0.1 million for the year ended December 31, 2015 compared to $0 for the year ended December 31, 2014.

Year Ended December 31, 2014 Compared to the Year Ended December 31, 2013

The following table presents revenue and expense information for the years ended December 31, 2014 and 2013. This information was derived from the audited consolidated and predecessor combined revenue and expense accounts for the respective periods.

(in thousands of U.S. dollars)	Year ended December 31, 2014	Year ended December 31, 2013
Revenue	$63,534	$63,659
Time charter expenses	(762)	(900)
Direct vessel expenses	(1,283)	(1,919)
Management fees	(14,166)	(14,600)
General and administrative expenses	(1,296)	(866)
Depreciation and amortization	(19,509)	(19,508)
Interest expenses and finance cost	(25,473)	(31,249)
Loss on bond extinguishment	—	(23,188)
Other income	119	—
Other expense	—	(74)
Net income/ (loss)	$1,164	$(28,645)

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

Interest expense and finance cost: Interest expense and finance cost for the year ended December 31, 2014 amounted to $25.5 million as compared to $31.2 million for the year ended December 31, 2013. After the closing of the IPO, we entered into a loan agreement with Credit Suisse and we borrowed $126.0 million. As of December 31, 2014 and 2013, the outstanding weighted average loan balance was $315.1 million and $352.9 million, respectively, and the weighted average interest rate was 7.89% and 8.5% for each of the years ended as of December 31, 2014 and 2013, respectively.

Loss on bond and debt extinguishment: In October 2010 and May 2011, Navios Acquisition issued a total of $400.0 million and $105.0 million, respectively, in senior notes at a fixed rate of 8.625% due on November 1, 2017 (the “2017 Notes”). On November 13, 2013, Navios Acquisition completed the sale of $610.0 million of 2021 Notes. The net proceeds from the sale of the 2021 Notes were used to redeem any and all of Navios Acquisition’s outstanding 2017 Notes and pay related transaction fees and expenses and for general corporate purposes. The effect of this transaction was the recognition of a $23.2 million loss in the consolidated and combined statements of operations under “Loss on bond extinguishment”, which was comprised of a $6.7 million loss relating to the write-off of unamortized deferred finance costs, a gain of $1.3 million relating to the write-off of unamortized bond premium and a $17.7 million loss relating to cash payments for transaction fees and expenses in connection with the 2017 Notes extinguishment. (See Note 2: Summary of Significant Accounting Policies.)

Other income: Other income for the year ended December 31, 2014 increased by $0.1 million to $0.1 million, as compared to $0.0 for the year ended December 31, 2013.

Other expense: Other expense for the year ended December 31, 2014 decreased by $0.1 million to $0.0 for the year ended December 31, 2014 compared to $0.1 million for the year ended December 31, 2013.

B. Liquidity and Capital Resources

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

In June 2015, the Company fully prepaid the outstanding balance under the loan facility with Credit Suisse, discussed below.

In June 2015, Navios Midstream exercised its option to acquire the shares of the vessel-owning subsidiaries of the Nave Celeste and the C. Dream from Navios Acquisition for an aggregate purchase price of $100.0 million. The aggregate purchase price consisted of the issuance of 1,592,920 subordinated Series A Units, issued to Navios Acquisition; and $73.0 million in cash consideration.

On June 18, 2015, Navios Midstream issued 32,509 additional general partner units to the General Partner, in order the General Partner to maintain its 2% general partnership interest. The net proceeds from the issuance of the general partnership units were $0.6 million.

On June 18, 2015, Navios Midstream and Navios Finance, as co-borrowers, completed the issuance of the $205.0 million Term Loan B facility, discussed below.

As of December 31, 2015, a balance of $204.0 million was outstanding under the Term Loan B. The weighted average interest rate for the years ended December 31, 2015 was 4.74%.

As of March 8 2016, there were outstanding: 9,342,692 common units, 9,342,692 subordinated units, 1,592,920 subordinated Series A units and 413,843 general partnership units.

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

In November 2013, Navios Acquisition completed the sale of a total of $610.0 million of 8.125% Senior Notes due 2021 (the “2021 Notes” or “Ship Mortgage Notes”). The 2021 Notes are unregistered. The 2017 Notes were fully extinguished and the Company’s four vessels became full and unconditional guarantees and collateral for the 2021 Notes. As of the date of the issuance of the 2021 Notes, the Company’s vessels were allocated their new relative fair value of the 2021 Notes.

As a result of the extinguishment of the 2017 Notes, the vessels recognized a $23.2 million loss in the consolidated and combined statements of operations under “Loss on bond extinguishment”, which was comprised of a $6.7 million loss relating to the write off of unamortized deferred finance costs, a gain of $1.3 million relating to the write off of unamortized bond premium and a $17.7 million loss relating to cash payments for transaction fees and expenses in connection with the 2017 Notes extinguishment.

The loss on bond extinguishment was allocated based on the initial relative fair value of 2017 Notes allocated to the vessels.

In connection with the IPO, 100% of the liability associated with the 2021 Notes was retained by Navios Acquisition, and our vessels were no longer collateral for the 2021 Notes.

Post IPO Credit Facility:

Credit Suisse AG: In November 2014, Navios Midstream entered into a loan agreement, with Credit Suisse AG, of $126.0 million in connection with the IPO. The facility was repayable in 20 equal quarterly installments of $2.6 million each with a final balloon payment of $73.5 million, to be repaid on the last repayment date. It bore interest at a rate of LIBOR plus 300 bps. The credit facility also required compliance with certain financial covenants which included: (i) loan-to-value ratio covenants, based on charter-free valuations; (ii) minimum liquidity; (iii) EBITDA to interest ratio; and (iv) net worth. In June 2015, the Company fully prepaid the outstanding balance under this loan facility, with the proceeds of the Term Loan B. The repayment of Credit Facility was accounted for as a debt extinguishment in accordance with ASC470 Debt and the remaining unamortized balance of $1.7 million was written-off from the deferred finance costs.

Term Loan B: On June 18, 2015, Navios Midstream and Navios Finance, as co-borrowers, completed the issuance of the $205.0 million Term Loan B. The Term Loan B is set to mature on June 18, 2020 and is repayable in equal quarterly installments of 0.25% of the initial principal amount of the Term Loan B, beginning on September 18, 2015, with a final payment of the aggregate principal amount of the Term Loan B, plus accrued and unpaid interest, due on maturity. The Term Loan B bears interest at LIBOR plus 4.50% per annum, is secured by first priority mortgages covering six vessels owned by subsidiaries of Navios Midstream, in addition to other collateral, and is guaranteed by such subsidiaries.

The Term Loan B requires maintenance of a loan to value ratio of no greater than 0.85 to 1.0 and a minimum interest coverage ratio of at least 3.75 to 1.0, and other restrictive covenants including restrictions on indebtedness, liens, acquisitions and investments, restricted payments and dispositions. The Term Loan B also provides for excess cash flow prepayments and customary events of default.

Navios Midstream was in compliance with the covenants set forth in the Term Loan B as of December 31, 2015.

As of December 31, 2015, an amount of $204.0 million was outstanding under this facility.

The weighted average interest rate for the year ended December 31, 2015 was 4.74%.

Events of default under the Term Loan B include, among other things, the following:

•	failure to pay any principal, interest, fees, expenses or other amounts when due;

•	failure to observe any other agreement, security instrument, obligation or covenant beyond specified cure periods in certain cases;

•	default under other indebtedness;

•	an event of insolvency or bankruptcy;

•	failure to provide prompt notice of the occurrence of any default or event of default;

•	failure of any representation or warranty to be materially correct; and

•	a Change of Control, as defined in the Term Loan B, occurs.

Cash flows for the year ended December 31, 2015 compared to the year ended December 31, 2014:

The following table presents cash flow information for the years ended December 31, 2015 and 2014.

(in thousands of U.S. dollars)	Year Ended December 31, 2015	Year Ended December 31, 2014
Net cash provided by operating activities	$39,853	$27,261
Net cash used in investing activities	(72,252)	(52,314)
Net cash provided by financing activities	39,356	46,778
Change in cash and cash equivalents	$6,957	$21,725

Cash provided by operating activities for the year ended December 31, 2015 as compared to the year ended December 31, 2014:

Net cash provided by in operating activities increased by $12.6 million to $39.9 million for the year ended December 31, 2015 as compared to $27.3 million for the same period in 2014. The increase is analyzed as follows:

The net income for the year ended December 31, 2015 was $27.1 million compared to $1.2 million for the year ended December 31, 2014. In determining net cash provided by operating activities for the year ended December 31, 2015, net income was adjusted for the effect of depreciation and amortization of $22.7 million, $2.7 million for amortization and write-off of deferred financing cost and $1.6 million for the amortization of drydock and special survey costs. For the year ended December 31, 2014, net income was also adjusted for the effects of certain non-cash items, including depreciation and amortization of $19.5 million, $0.7 million amortization and write-off of deferred finance costs and bond premium, net and $1.3 million for the amortization of drydock and special survey costs.

Amounts due to related parties as of December 31, 2015 and 2014 was $0.4 million and $0.7 million, respectively, which represented amounts payable to related parties and was mainly related to voyage expenses for our vessels.

Amounts due from related parties as of December 31, 2015 and 2014 was $2.8 and $0, respectively, which amount for December 31, 2015 represents the current account receivable from Navios Holding as of such date and was mainly related to advance payment of management fees for our vessels. (See Note 10: Transactions with related parties.)

Accounts receivable increased by approximately $4.5 million from $0.7 million for the year ended December 31, 2014, to $5.1 million for the year ended December 31, 2015 due to the increase in receivables due from charterers.

Accounts payable decreased by $0.8 million from $1.2 million for the year ended December 31, 2014 to $0.4 million for the year ended December 31, 2015. This decrease was attributable to the decrease in legal and professional fees by $0.7 million, and insurance expenses by $0.2 million, partially mitigated by a $0.1 million increase in brokers’ payable.

Prepaid expenses and other current assets as of December 31, 2015 and 2014 amounted to $0.1 million and $0.2 million, respectively.

Accrued expenses decreased by $3.5 million to $0.7 million for the year ended December 31, 2015, from $4.2 million on December 31, 2014. The decrease was mainly attributable to the IPO expenses paid throughout the year ended December 31, 2015.

Deferred voyage revenue primarily relates to cash received from charterers prior to it being earned. These amounts are recognized as revenue over the voyage or charter period. Deferred voyage revenue amounted to $1.9 million for each of the years ended December 31, 2015 and December 31, 2014.

Cash used in investing activities for the year ended December 31, 2015 as compared to the year ended December 31, 2014:

Net cash used in investing activities for the year ended December 31, 2015 was $72.3 million, as compared to $52.3 million for the year ended December 31, 2014. Net cash used in investing activities for the year ended December 31, 2015 resulted from $72.3 million paid for the acquisition of the Nave Celeste and the C. Dream.

Cash provided by financing activities for the year ended December 31, 2015 as compared to the year ended December 31, 2014:

Net cash provided by financing activities for the year ended December 31, 2015 was $39.4 million, compared to $46.8 million for the year ended December 31, 2014. Net cash provided by financing activities for the year ended December 31, 2015 primarily resulted from: (a) $198.1 million proceeds from long term debt, net of deferred finance costs and discount; and (b) $0.6 million proceeds from issuance of general partner units, partially mitigated by: (i) $127.0 million loan repayment; (ii) $3.3 million of IPO expenses paid; and (iii) $28.9 million of dividend paid.

Net cash provided by financing activities for the year ended December 31, 2014 was $46.8 million. Net cash provided by financing activities for the year ended December 31, 2014 primarily resulted from: (a) $124.0 million debt proceeds, net of deferred finance costs; (b) $113.9 million of IPO proceeds, net of underwriting discount; and (c) an increase in net transactions with our owner by $24.2 million, partially mitigated by $214.9 million of cash remittance to Navios Acquisition for the purchase of our four vessel-owning companies.

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

Amount due to related parties as of December 31, 2014 and 2013 was $0.7 million and $0.5 million, respectively, which represents the current account payable to Navios Holdings and Navios Acquisition. The balance mainly consisted of management fees administrative fees, drydocking costs and other expenses due to the Manager. Amount due from related parties as December 31, 2014 and 2013 was $0.0 and $35.8 million respectively, which represents the current account receivable from Navios Acquisition as of such date. (See Note 10: Transactions with related parties.)

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

Net cash provided by financing activities for the year ended December 31, 2013 was $48.0 million. Net cash provided by financing activities for the year ended December 31, 2013 resulted primarily from $332.9 million in proceeds from the issuance of the 2021 Notes, net of deferred finance costs, which was partially offset by $354.7 million repayment of the 2017 Notes. The remaining increase was as a result of net transactions with our owner. (See Note 2: Summary of Significant Accounting Policies.)

Reconciliation of EBITDA to Net Cash from Operating Activities

	For the year ended December 31, 2015 (unaudited)	For the year ended December 31, 2014 (unaudited)	For year ended December 31, 2013 (unaudited)
Net cash provided by/ (used) in operating activities	$39,853	$27,261	$(39,054)
Net increase/(decrease) in operating assets	10,070	(171)	267
Net decrease/ (increase) in operating liabilities	4,113	(4,422)	37,945
Net interest cost	10,830	25,473	31,249
Amortization and write-off of deferred financing costs, discount and bond premium	(2,676)	(712)	(934)
EBITDA(1)	$62,190	$47,429	$29,473
(1)
Net cash provided by/ (used) operating activities	$39,853	$27,261	$(39,054)
Net cash used in investing activities	$(72,252)	$(52,314)	$(4,531)
Net cash provided by financing activities	$39,356	$46,778	$47,961

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

EBITDA increased by $14.8 million to $62.2 million for the year ended December 31, 2015, as compared to $47.4 million for the year ended December 31, 2014. The increase in EBITDA was due to a $19.8 million increase in revenue. The above increase was partially mitigated by a: (a) $3.4 million increase in management fees; (b) $1.2 million increase in general and administrative expenses; (c) $0.3 million increase in time charter expenses; and (d) $0.1 million decrease in other income.

EBITDA for the year ended December 31, 2014, increased by $18.0 million to $47.4 million from $29.5 million in the year ended December 31, 2013. The increase in EBITDA was due to a: (a) $17.8 million of expenses relating to cash portion of loss on bond extinguishment incurred in 2013; (b) $0.4 million decrease in management fees; (c) $0.1 million decrease in time charter expenses; (d) $0.1 million increase in other income; and (e) $0.1 million decrease in other expense, partially mitigated by a: (i) $0.1 million decrease in revenue; and (ii) $0.4 million increase in general and administrative expenses.

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

Borrowings

Navios Midstream’s long-term third party borrowings are reflected in its balance sheet as “Long-term debt, net of deferred finance costs and discount”. As of December 31, 2015, the loan balance outstanding amounted to $204.0 million under the Term Loan B, discussed above. As of December 31, 2014, the loan balance outstanding amounted to $126.0 million, under the facility with Credit Suisse AG, discussed above. The current portion of long-term debt amounted to $2.1 million for the year ended December 31, 2015 and $10.5 million for the year ended December 31, 2014.

Capital Expenditures

Maintenance for our vessels and expenses related to drydocking are paid to our Manager at cost under the Management Agreement with Navios Acquisition. Under the terms of our existing Management Agreement with the Manager, we pay a daily fee of $9,500 for commercial and technical management services. This fixed fee covers vessel operating expenses, which include crewing, repairs and maintenance and insurance. Drydocking and special survey will be paid to the Manager at cost. The Manager is directly responsible for providing all of these items and services. Please read “Item 7.—Major unitholders and related party transactions.” The charterer generally pays the voyage expenses, which include all expenses relating to particular voyages, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. The term of the Management Agreement will expire on November 2019 and the daily management fee is fixed until November 2016. During the remaining three years of the term of the Management Agreement, we expect to reimburse the Manager for all of the actual operating costs and expenses it incurs in connection with the management of our fleet.

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

Maintenance Capital Expenditures. Our annual drydocking capital expenditure reserve for the year ended December 31, 2015 was $2.0 million. The amount of estimated maintenance capital expenditures attributable to future drydocking and special survey was based on certain assumptions and estimates regarding the remaining useful lives of the vessels, a relative net investment rate, and the market costs of drydocking and special survey.

Replacement Capital Expenditures. Our annual estimated replacement capital expenditures for maintenance and replacement capital expenditures was $9.7 million for the year ended December 31, 2015, for replacing vessels at the end of their useful lives. The amount for estimated replacement capital expenditures attributable to future vessel replacement was based on assumptions and estimates regarding the remaining useful lives of the vessels, a relative net investment rate, vessel replacement values based on current market conditions and residual value of the vessels at the end of their useful lives based on current steel prices.

Possible Acquisitions of Other Vessels

We hold options to acquire up to five VLCCs, from Navios Acquisition at fair market value and we do not currently have financing sources in place to fund the acquisitions of these vessels.

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

F. Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as of December 31, 2015:

	Payments due by period (Unaudited)
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(In thousands of U.S. dollars)
Loan obligations(1), (2)	$2,050	$6,150	$195,775	$—	$203,975
Total contractual obligations	$2,050	$6,150	$195,775	$—	$203,975

(1)	The amount identified does not include interest costs associated with the outstanding Term Loan B, which are based on LIBOR, plus the costs of complying with any applicable regulatory requirements and a margin of 4.50% per annum.
(2)	The amount identified excludes the discount associated with the outstanding Term Loan B.

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

Fair Value of Vessels: As of December 31, 2015, we owned and operated a fleet of six vessels, with an aggregate carrying value of $434.7 million, including the unamortized portion of deferred drydock and special survey costs related to the vessel and the carrying value of existing time charters on its fleet of vessels. On a vessel-by-vessel basis, as of December 31, 2015, the carrying value of the six vessels (including the unamortized portion of deferred drydock and special survey costs related to the vessel and the carrying value of the time charter, if any, on the specified vessel) exceeds the estimated fair value of those same vessels (including the estimated fair value of the time charter, if any, on the specified vessel) by approximately $89.7 million in aggregate (the unrealized loss).

On a vessel-by-vessel basis, as of December 31, 2014, the carrying value of the four vessels (including the unamortized portion of deferred drydock and special survey costs related to the vessel and the carrying value of the time charter, if any, on the specified vessel) exceeded the estimated fair value of those same vessels (including the estimated fair value of the time charter, if any, on the specified vessel) by approximately $54.4 million in aggregate (the unrealized loss).

A vessel-by-vessel summary as of December 31, 2015, follows (with an * indicating those individual vessels whose carrying value exceeds its estimated fair value, including the unamortized portion of deferred drydock and special survey costs related to the vessel and the related time charter, if any):

Vessel name	Date of Acquisition	Purchase Price(1)	Carrying Value as of December 31, 2015(1)
	(In millions of U.S. dollars)
Shinyo Kannika	18/11/2014	$61.0	$55.6	*
Shinyo Kieran	18/11/2014	120.6	114.5	*
Shinyo Ocean	18/11/2014	60.5	55.1	*
Shinyo Saowalak	18/11/2014	114.2	109.8	*
C. Dream	18/06/2015	41.6	43.7	*
Nave Celeste	18/06/2015	57.8	56.0	*
		$455.7	$434.7

(1)	All amounts include related time charter, if any.

Although the aforementioned excess of carrying value over fair value represents an estimate of the loss that Navios Midstream would sustain on a hypothetical disposition of those vessels as of December 31, 2015, the recognition of the unrealized loss absent a disposition (i.e. as an impairment) would require, among other things, that a triggering event had occurred and that the undiscounted cash flows attributable to the vessel are also less than the carrying value of the vessel (including the unamortized portion of deferred drydock and special survey costs related to the vessel and the carrying value of the time charter, if any, on the specified vessel).

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

Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. Management estimates the residual values of our tanker vessels based on a scrap value cost of steel times the weight of the ship noted in lightweight ton (LWT). Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revisions of residual values affect the depreciable amount of the vessels and affects depreciation expense in the period of the revision and future periods. The management after considering current market trends for scrap rates and 10-year average historical scrap rates of the residual values of the Company’s vessels, estimates scrap value at a rate of $360 per LWT. Management estimates the useful life of our vessels to be 25 years from the vessel’s original construction. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective.

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

Undiscounted projected net operating cash flows are determined for each asset group and compared to the vessel carrying value, the unamortized portion of deferred drydock and special survey costs related to the vessel and the related carrying value of the intangible with respect to the time charter agreement attached to that vessel. Within the shipping industry, vessels are customarily bought and sold with a charter attached. The value of the charter may be favorable or unfavorable when comparing the charter rate to then current market rates. The loss recognized either on impairment (or on disposition) will reflect the excess of carrying value over fair value (selling price) for the vessel individual asset group.

During the fourth quarter of fiscal 2015, management concluded that, although market rates were at healthy levels during the year, events occurred and circumstances had changed, over previous years, which indicated the potential impairment of Navios Midstream’s long-lived assets may exist. These indicators included continued volatility in the charter market and the related impact of the tanker sector has on management’s expectation for future revenues. As a result, an impairment assessment of long-lived assets or identified asset groups was performed.

The Company determined undiscounted projected net operating cash flows for each vessel and compared it to the vessel’s carrying value together with the carrying value of the related intangible. The significant factors and assumptions used in the undiscounted projected net operating cash flow analysis included: determining the projected net operating cash flows by considering the charter revenues from existing time charters for the fixed fleet days (Company’s remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on the 10- year average historical one year time charter rates) over the remaining economic life of each vessel, net of brokerage and address commissions, excluding days of scheduled off-hires, management fees fixed until May 2016 and thereafter assuming an annual increase of 3.0% and utilization rate of 99.7% based on the fleets historical performance.

We determine projected cash flows for unfixed days using an estimated daily time charter rate based on the 10-year historical average (of the one-year charter rate for similar vessels). We consider this approach to be reasonable and appropriate. However, for the purposes of presenting our investors with additional information to determine how the Company’s future results of operations may be impacted, we set forth below an analysis that shows the five-year, three-year and one-year historical averages (of the one-year charter rate for similar vessels) in lieu of the 10-year historical average (of the one-year charter rate for similar vessels) and the effect the use of each of these rates would have on the Company’s impairment analysis.

	December 31, 2015		December 31, 2014
	Number of vessels(*)	Amount (U.S. millions)(**)	Number of vessels(*)	Amount (U.S. millions)(**)
5-year historical average rate	—	—	—	—
3-year historical average rate	—	—	—	—
1-year historical average rate	—	—	—	—

(*)	Number of vessels the carrying value of which would not have been recovered.
(**)	Aggregate carrying value that exceeds the estimated fair value (the unrealized loss).

In connection with its impairment testing on its vessels as of December 31, 2015, the Company performs sensitivity analysis on the most sensitive and/or subjective assumptions that have the potential to affect the outcome of the test, principally the projected charter rate used to forecast future cash flow for unfixed days. In that regard, there would continue to be no impairment required to be recognized on any of the Company’s vessels when assuming a decline in the 10-year average (of the one-year charter rate for similar vessels), which is the rate that the Group uses to forecast future cash flow for unfixed days, ranging from 48.0% to 82.0% (depending on the vessel).

In addition, the Company compared the 10-year historical average (of the one-year charter rate for similar vessels) of $40,821 per day with historical rates for five-year historical average of the one-year charter rate (for similar vessels) of $28,691 per day, with historical rates for three-year historical average of the one-year charter rate (for similar vessels) of $32,128 per day and one-year charters (for similar vessels) of $48,433 per day. A comparison of the 10-year historical average (of the one-year charter rate) and the current rates for five-year, three-year and one-year historical average rates (of the one year charter rates for similar vessels) follows (as of December 31, 2015):

	Historical Average of One-year Charter Rates (over Various Periods) vs. the 10-year Historical Average (of the One-Year Charter Rate)
	5-Year Average	3-Year Average	1-Year Average
	(% below the 10-year average)
VLCCs	(29.7)%	(21.3)%	18.6%

As disclosed elsewhere, the fleet includes six vessels for which the carrying value (including the unamortized portion of deferred drydock and special survey costs related to the vessel and the carrying value of the time charter, if any, on the specified vessel) exceeds the estimated fair value of those same vessels (including the estimated fair value of the time charter, if any, on the specified vessel) by approximately $89.7 million in the aggregate (the unrealized loss). If testing for impairment using historical rates for five-year, three-year and one-year charters historical average (of the one-year charter rate for similar vessels) in lieu of the 10-year historical average (of the one-year charter rate for similar vessels), the Company estimates that none of its vessels, respectively, would have carrying values in excess of their projected undiscounted future cash flows.

The assessment concluded that step two of the impairment analysis was not required and no impairment of vessels and related intangible assets existed as of December 31, 2015 and 2014, as the undiscounted projected net operating cash flows exceeded the carrying value.

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

Revenue Recognition: Revenue is recorded: (i) when services are rendered; (ii) the Company has signed a charter agreement or other evidence of an arrangement; (iii) the price is fixed or determinable; and (iv) collection is reasonably assured. Revenue is generated from the time charter of vessels.

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

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, which improves transparency and comparability among companies by requiring lessees to recognize a lease liability and a corresponding lease asset for virtually all lease contracts. It also requires additional disclosures about leasing arrangements. For public companies, the new standard is effective for interim and annual periods beginning after December 15, 2018 and requires a modified retrospective approach to adoption. Early adoption is permitted. The Company is currently assessing what impact, if any, the adoption of the new standard will have on its consolidated financial position, results of operations or cash flows and relevant disclosures.

In May 2014, the FASB issued ASU 2014-09 “Revenue from Contracts with Customers” clarifying the method used to determine the timing and requirements for revenue recognition on the statements of income. Under the new standard, an entity must identify the performance obligations in a contract, the transaction price and allocate the price to specific performance obligations to recognize the revenue when the obligation is completed. The amendments in this update also require disclosure of sufficient information to allow users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts. The new accounting guidance is effective for interim and annual periods beginning after December 15, 2016. Early adoption is not permitted. The Company is currently reviewing the effect of ASU No. 2014-09 on its revenue recognition. In August 2015, the FASB issued ASU 2015-14-Revenue From Contracts With Customers that defers the effective period to annual reporting periods beginning after December 15, 2017.

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

In August 2014, the FASB issued ASU No. 2014-15—Presentation of Financial Statements—Going Concern. ASU 2014-15 provides guidance about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. ASU 2014-15 requires an entity’s management to evaluate at each reporting period based on the relevant conditions and events that are known at the date of financial statements are issued, whether there are conditions or events, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued and to disclose the necessary information. ASU 2014-15 is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. The adoption of the new standard is not expected to have an impact on the Company’s results of operations, financial position or cash flows.

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

Set forth below are the names, ages and positions of our directors and executive officers.

Name	Age	Position
Angeliki Frangou	51	Chairman of the Board of Directors and Chief Executive Officer
Erifili Tsironi	41	Chief Financial Officer
Efstratios Desypris	43	Senior Vice President—Business Development and Director
Vasiliki Papaefthymiou	47	Secretary
Shunji Sasada	57	Director
Alexander Kalafatides	52	Director
Christos Kokkinis	64	Director
Stefan Kuch	62	Director
Vasilios Mouyis	53	Director

Biographical information with respect to each of our current directors and our executive officers is set forth below. The business address for our directors and executive officers is 7 Avenue de Grande Bretagne, Office 11B2, Monte Carlo, Monaco.

Angeliki Frangou has been our Chairman of the Board of Directors and Chief Executive Officer since our inception. Ms. Frangou has also been Chairman and Chief Executive Officer of Navios Maritime Holdings (NYSE: NM) since August 2005. In addition, Ms. Frangou has been the Chairman and Chief Executive Officer of Navios Maritime Partners L.P. (NYSE: NMM), an affiliated limited partnership, since August 2007 and Chief Executive Officer of Navios Maritime Acquisition Corporation (NYSE: NNA), an affiliated corporation, since March 2008. Ms. Frangou has been the Chairman of the Board of Directors of Navios South American Logistics Inc. since its inception in December 2007. Previously, Ms. Frangou served as Chairman, Chief Executive Officer and President of International Shipping Enterprises Inc., which acquired Navios Holdings. From 1990 until August 2005, Ms. Frangou was the Chief Executive Officer of Maritime Enterprises Management S.A. and its predecessor company, which specialized in the management of dry cargo vessels. Ms. Frangou is the Chairman of IRF European Finance Investments Ltd., listed on the SFM of the London Stock Exchange. Ms. Frangou is Member of the Board of the United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited, Vice Chairman of China Classification Society Mediterranean Committee, a member of the International General Committee and of the Hellenic and Black Sea Committee of Bureau Veritas, as well as a member of Greek Committee of Nippon Kaiji Kyokai. Since May 2014, Ms. Frangou has been a Member of the Board of The Hellenic Mutual War Risks Association (Bermuda) Limited. Since February 2015, Ms. Frangou is a Member of the Board of the Union of Greek Shipowners. Since October 2015, Ms. Frangou has been a Member of the Board of Trustees of Fairleigh Dickinson University. Since July 2013, Ms. Frangou has been a Member of the Board of Visitors of the Columbia University School of Engineering and Applied Science. Ms. Frangou received a bachelor’s degree in mechanical engineering, summa cum laude, from Fairleigh Dickinson University and a master’s degree in mechanical engineering from Columbia University.

Erifili Tsironi has been our Chief Financial Officer since our inception. Ms Tsironi also serves as Senior Vice President—Credit Management of Navios Holdings since October 2014. Ms. Tsironi has over 17 years of experience in ship finance. Before joining us, she was the Global Dry Bulk Sector Coordinator and Senior Vice President of DVB Bank SE. Ms. Tsironi joined the Bank in 2000 serving as Assistant Local Manager and Senior Relationship Manager. Previously, she served as account manager in ANZ Investment Bank / ANZ Grindlays Bank Ltd from May 1997 until December 1999. Ms. Tsironi holds a BSc. in Economics, awarded with Honours, from the London School of Economics and Political Science and a MSc in Shipping, Trade and Finance, awarded with Distinction, from Cass Business School of City University in London.

Efstratios Desypris has been our Senior Vice President—Business Development and a member of our board of directors since our inception. Mr. Desypris has served as Chief Financial Controller of Navios Maritime

Holdings since February 2011. He has previously served as Financial Controller of Navios Maritime Holdings since May 2006. In addition, Mr. Desypris is the Chief Financial Officer of Navios Maritime Partners since January 2010. He also serves as Senior Vice President—Strategic Planning and Director of Navios Logistics, and as director of Navios Europe Inc. Before joining Navios Group, Mr. Desypris worked for nine years in the accounting profession, most recently as manager of the audit department at Ernst & Young in Greece. Mr. Desypris started his career as an auditor with Arthur Andersen & Co. in 1997. He holds a Bachelor of Science degree in Economics from the University of Piraeus.

Vasiliki Papaefthymiou has been our Secretary since our inception. She has been Executive Vice President—Legal and a member of Navios Maritime Holdings’ board of directors since its inception, and prior to that was a member of the board of directors of ISE. Ms. Papaefthymiou has also held various officer and director positions at Navios Maritime Acquisition, Navios Maritime Partners and Navios South American Logistics. Ms. Papaefthymiou has also served as General Counsel for Maritime Enterprises Management S.A. since October 2001, where she has advised the company on shipping, corporate and finance legal matters. Ms. Papaefthymiou provided similar services as General Counsel to Franser Shipping from October 1991 to September 2001. Ms. Papaefthymiou received her undergraduate degree from the Law School of the University of Athens and a master’s degree in maritime law from Southampton University in the United Kingdom. Ms. Papaefthymiou is admitted to practice law before the Bar in Piraeus, Greece.

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

Alexander Kalafatides has been a member of our board of directors since our inception. Mr. Kalafatides has over 25 years of experience in general management and marketing. Mr. Kalafatides holds the position of global sales and marketing director of IUC International LLC, a designer and importer of consumer products, and he also serves as an adjunct professor in International Business at Drexel University. He has been involved in considerable turnarounds in various sectors including the marine sector, where he served as Partner and Vice President of CCSI, Inc, a company acting as the sales agent of the Chevron/Texaco joint venture. Following its successful turnaround, the company was acquired by the Chevron/Texaco group. Mr. Kalafatides received his M.B.A. in marketing and international business from the New York University and his B.S.E. in computer engineering & science at the University of Pennsylvania.

Christos Kokkinis has been a member of our board of directors since our inception. Mr. Kokkinis has over 34 years of experience in ship finance and he is currently an independent consultant on shipping financial matters. He spent 19 years at Alpha Bank, having established and served as the Head of the Shipping Division since 1997. Previously, he served in Citibank Shipping Bank S.A. from where he left as Vice President to join ABN AMRO Bank, where he held the position of the Manager of Shipping Finance from 1991 until 1997. Mr. Kokkinis holds a bachelor’s degree from the Law School of the University of Athens and a M.B.A. in finance and international business from Rutgers University.

Stefan Kuch has been a member of our board of directors since our inception. Mr. Kuch has over 31 years of experience in finance and ship finance. Mr. Kuch is currently Managing Director in the shipping devision at Commerzbank AG. Until October 2015 he served as ManagingDirectorof Hanseatic Ship Asset Management

GmbH, a vessel-owning company within the Commerzbank Group. Prior to that Mr. Kuch served as Managing Director and Divisional Head of International Clients at Commerzbank AG, following the merger of the shipping portfolios of Dresdner Bank, Deutsche Schiffsbank and Commerzbank in 2009. In the past, he also served as the co-head of the Center of Competence Shipping of Commerzbank AG having joined Commerzbank AG in 1983. He holds a degree in Economics from Christian Albrecht University, Kiel, Germany.

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

For the year ended December 31, 2015 and for the period after the closing of the IPO on November 18, 2014 to December 31, 2014 no amounts were paid to the general partner.

Officers’ Compensation

We and our general partner were formed in October 2014. Since our officers, including our Chief Executive Officer and our Chief Financial Officer, are employees of Navios Holdings, their compensation is set and paid by Navios Holdings, and we reimburse Navios Holdings for time they spend on partnership matters pursuant to the Administrative Services Agreement. Under the terms of the Administrative Services Agreement, we reimburse Navios Holdings for the actual costs and expenses it incurs in providing administrative support services to us. The amount of our reimbursements to Navios Holdings for the time of our officers depends on an estimate of the percentage of time our officers spent on our business and is based on a percentage of the salary and benefits that Navios Holdings pays to such officers. Our officers, and officers and employees of affiliates of our General Partner, may participate in employee benefit plans and arrangements sponsored by Navios Holdings, our general partner or their affiliates, including plans that may be established in the future. Our board of directors may establish such plans without the approval of our limited partners.

For the year ended December 31, 2015, the fee charged by the Manager for administrative expenses was $1.0 million. For the period from November 18, 2014 to December 31, 2014, the fee charged by the Manager for administrative services was $0.1 million.

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

For the year ended December 31, 2015, the aggregate compensation paid to our current non-management executive directors was approximately $0.4 million. For the period after the closing of the IPO from November 18, 2014 to December 31, 2014, the aggregate compensation paid to our current non-management executive directors was approximately $0.1 million.

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

Our board of directors consists of seven members, three persons who are appointed by our general partner in its sole discretion and four who are elected by the common unitholders. Directors appointed by our general partner will serve as directors for terms determined by our general partner. Directors elected by our common unitholders are divided into three classes serving staggered three-year terms. One of the four directors elected by our common unitholders in our 2015 annual meeting of unitholders was designated as the Class I elected director and will serve until our annual meeting of unitholders in 2016; two of the four directors elected by our common unitholders in our 2015 annual meeting of unitholders were designated as the Class II elected directors and will serve until our annual meeting of unitholders in 2017; and the remaining one director elected by our common unitholders in our 2015 annual meeting of unitholders was designated as our Class III elected director and will serve until our annual meeting of unitholders in 2018. At each subsequent annual meeting of unitholders, directors will be elected to succeed the class of directors whose terms have expired by a plurality of the votes of the common unitholders. Directors elected by our common unitholders will be nominated by the board of directors or by any limited partner or group of limited partners that holds at least 10% of the outstanding common units. We will have a conflicts committee consisting of three independent directors that will be available at the board’s discretion to review matters involving potential conflicts of interest.

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

Our Chief Executive Officer, Ms. Angeliki Frangou, allocates her time between managing our business and affairs and the business and affairs of Navios Acquisition, Navios Holdings and Navios Partners. While the amount of time she will allocate between our business and the businesses of Navios Acquisition will vary from time to time depending on various circumstances and the respective needs of the businesses, such as their relative levels of strategic activities, we anticipate she will allocate approximately one-quarter of her time to our business.

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

The Manager crews its vessels primarily with Indian and Filipino officers and seamen. For these nationalities, officers and seamen are referred to the Manager by local crewing agencies. The crewing agencies handle each seaman’s training while the Manager handles their travel and payroll. The Manager requires that all of its seamen have the qualifications and licenses required to comply with international regulations and shipping conventions. The Manager also provides on-shore advisory, operational and administrative support to us pursuant to service agreements. Please see “Item 7.—Major Unitholders and Related Party Transactions”.

E. Unit Ownership

Identity of Person or Group

As of March 8, 2016, our officers and directors, identified in the table below, did not beneficially own any common units or subordinated units. The information is not necessarily indicative of beneficial ownership for any other purposes. Under SEC rules, a person or entity beneficially owns any units that the person or entity has the right to acquire as of May 07, 2016 (60 days after March 8, 2016) through the exercise of any unit option or other right. As of March 8, 2016, there were 20,692,147 units outstanding, representing all outstanding common units (9,342,692), subordinated units (9,342,692), subordinated series A units (1,592,920) and general partner units (413,843).

	Common and Subordinated Units Owned	Percentage of Common and Subordinated Units Owned
Angeliki Frangou	—	—
Erifili Tsironi	—	—
Efstratios Desypris	—	—
Vasiliki Papaefthymiou	—	—
Shunji Sasada	—	—
Alexander Kalafatides	—	—
Christos Kokkinis	—	—
Stefan Kuch	—	—
Vasilios Mouyis	—	—

Item 7.	Major Unitholders and Related Party Transactions

A. Major Unitholders

The following table sets forth the beneficial ownership as of March 8, 2016, of our common and subordinated units by each person we know to beneficially own more than 5% of the common or subordinated units. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person beneficially owns any units as to which the person has or shares voting or investment power. In addition, a person beneficially owns any units that the person or entity has the right to acquire as of May 7, 2016 (60 days after March 8, 2016) through the exercise of any unit option or other right. The percentage disclosed under “Percentage of Total Common and Subordinated Units Beneficially Owned” is based on 20,692,147 units, representing all outstanding common units (9,342,692), subordinated units (9,342,692), subordinated Series A units (1,592,920) and the general partner units (413,843).

Name of Beneficial Owner	Common Units Beneficially Owned		Subordinated Units Beneficially Owned		Subordinated Series A Units Beneficially Owned		Percentage of Total Common and Subordinated Units Beneficially Owned(1)
	Number	Percentage	Number	Percentage	Number	Percentage
Navios Maritime Acquisition Corporation(1)(2)	1,242,692	13.3%	9,342,692	100.0%	1,592,920	100.0%	58.9%
Advisory Research Inc.(3)	1,532,000	16.4%	—	—	—	—	7.6%
Goldman Sachs Asset Management L.P.(4)	828,016	8.9%	—	—	—	—	4.1%
All directors and executive officers as a group (nine persons)	—	—	—	—	—	—	—
Guggenheim Capital LLC(5)	700,620	7.5%	—	—	—	—	3.5%
Bank of America Corp.(6)	546,309	5.8%	—	—	—	—	2.7%

(1)	Excludes the 2.0% general partner interest held by our general partner, a wholly owned subsidiary of Navios Acquisition.
(2)	Navios Acquisition is a U.S. public company controlled by its board of directors, which consists of the following seven members: Angeliki Frangou, Ted C. Petrone, Nikolaos Veraros, John Koilalous, Brigitte Noury, Anna Kalathakis and George Galatis.
(3)	Based on Schedule 13G/A filed on February 16, 2016 with the SEC and reported units owned by the Piper Jaffray Companies, Advisory Research, Inc. and Nuveen Energy MLP Total Return Fund.
(4)	Based on Schedule 13G filed on February 1, 2016 with the SEC and reporting units owned by Goldman Sachs Asset Management L.P., together with GS Investment Strategies, LLC.
(5)	Based on Schedule 13G filed on February 16, 2016 with the SEC and reporting units owned by Guggenheim Capital LLC , Guggenheim Funds Investment Advisors LLC, Guggenheim Funds Services LLC, Guggenheim Funds Services Holdings LLC, Guggenheim Partners Investment Management Holdings LLC, GI Holdco LLC, GI Holdco II LLC and Guggenheim Partners LLC.
(6)	Based on Schedule 13G filed on February 16, 2016 with the SEC and reported units owned by Bank of America Corp.

B. Related Party Transactions

Navios Acquisition, the sole member of our general partner, owns 1,242,692 common units, 9,342,692 subordinated units and 1,592,920 subordinated series A units representing a 58.85% interest in us based on all outstanding common, subordinated and general partner units. In addition, our General Partner ows 413,843 general partner units representing a 2% general partnership interest in us and all of the incentive distribution rights. Navios Acquisition’s ability, as sole member of our general partner, to control the appointment of three of the seven members of our board of directors and to approve certain significant actions we may take and its ownership of all of the outstanding subordinated units and its right to vote the subordinated units as a separate class on certain matters, means that Navios Acquisition, together with its affiliates, have the ability to exercise influence regarding our management.

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

The Management Agreement may be terminated prior to the end of its initial term by us upon 120 days’ notice if there is a change of control of the Manager or by the Manager upon 120 days’notice if there is a change of control of us or our general partner. In addition, the Management Agreement may be terminated by us or by the Manager upon 120 days’ notice if:

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

Other Related Party Transactions

Management fees:

Prior to the IPO

Pursuant to a management agreement dated May 28, 2010, as amended on May 4, 2012, the Manager, a subsidiary of Navios Holdings provided for five years from the inception of the agreement, commercial and technical management services to the Company’s vessels for a daily fee through May 28, 2014. This daily fee covered all of the vessels’ operating expenses, other than certain fees and costs. Drydocking expenses were reimbursed at cost for VLCC vessels.

In May 2014, the duration of the existing management agreement was extended until May 2020 and the daily rate was reduced by 5% to $9,500 per VLCC vessel for two additional years through May 2016. Drydocking expenses under this management agreement will be reimbursed at cost at occurrence for all vessels.

Navios Midstream

On November 18, 2014, the Company entered into a Management Agreement with the Manager pursuant to which the Manager provides commercial and technical management services to Navios Midstream’s vessels for a daily fee of $9,500 per VLCC tanker vessel that has been fixed until November 2016.

Total management fees for each of the years ended December 31, 2015, 2014 and 2013 amounted to $17.6 million, $14.2 million and $14.6 million, respectively.

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

Navios Midstream

On November 18, 2014, Navios Midstream entered into a new Administrative Services Agreement with the Manager, expiring on November 18, 2019, pursuant to which the Manager provides certain administrative management services to Navios Midstream which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. The Manager is reimbursed for reasonable costs and expenses.

Total general and administrative expenses for the years ended December 31, 2015, 2014 and 2013 amounted to $2.5 million, $1.3 million and $0.9 million, respectively. For the years ended December 31, 2014, 2013 and 2012, the expenses charged by Navios Holdings for administrative services were $1.0 million, $0.8 million and $0.5 million, respectively.

Balances due from/ to related parties: Amounts due from related parties as of December 31, 2015, were $2.8 million and mainly related to advance payments of management fees and various expenses to Navios Holdings and its subsidiaries. As of December 31, 2014, there were no amounts due from Navios Holdings.

Balances due to related parties related to amounts due to Navios Holdings and its subsidiaries, as well as, Navios Acquisition. Amounts due to Navios Acquisition as of December 31, 2015 and December 31, 2014 were $0.4 million and $0.7 million, respectively, whereas as of December 31, 2015 and December 31, 2014, there was an amount due to Navios Holdings of $0.1 million and $0.1 million, respectively.

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

Backstop Agreements: On November 18, 2014, Navios Acquisition entered into backstop agreements with Navios Midstream. In accordance with the terms of the backstop agreements, Navios Acquisition has provided a backstop commitment to charter–in the Shinyo Ocean and the Shinyo Kannika for a two-year period as of their scheduled redelivery at the currently contracted rate if the market charter rate is lower than the currently contracted rate. Further, Navios Acquisition has provided a backstop commitment to charter-in the Nave Celeste for a two-year period as of its scheduled redelivery, at the net time charter-out rate per day (net of commissions) of $35,000 if the market charter rate is lower than the charter-out rate of $35,000. Navios Acquisition has also provided a backstop commitment to charter-in the option vessels, the Nave Galactic and the Nave Quasar for a four-year period as of their scheduled redelivery, at the net time charter-out rate per day (net of commissions) of $35,000 if the market charter rate is lower than the charter-out rate of $35,000. Conversely, if market charter rates are higher during the backstop period, such vessels will be chartered out to third-party charterers at prevailing market rates and Navios Acquisition’s backstop commitment will not be triggered. The backstop commitment does not include any profit sharing.

General Partner Option Agreement: Navios Holdings has a ten-year option to purchase a minimum of 25% of the general partner interest held by the general partner, the incentive distribution rights held by the general partner and/or the membership interests in the general partner from Navios Acquisition, each at fair market value. The option expires on November 18, 2024.

Option Vessels: On November 18, 2014, Navios Midstream entered into a share purchase agreement with Navios Acquisition, pursuant to which Navios Midstream has options, that are exercisable through November 18, 2016, to acquire the capital stock of up to seven vessel-owning subsidiaries of Navios Acquisition that own seven VLCC vessels and the related time charters. In June 2015, Navios Midstream exercised its option and acquired two of the seven vessels, the Nave Celeste and the C. Dream and holds options to acquire the capital stock for five vessel-owning subsidiaries of Navios Acquisition.

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

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly distributions from us. Our distribution policy is subject to certain restrictions and may be changed at any time, including:

•	Our unitholders have no contractual or other legal right to receive distributions other than the obligation under our partnership agreement to distribute available cash on a quarterly basis, which is subject to the broad discretion of our board of directors to establish reserves and other limitations.

•	While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions requiring us to make cash distributions contained therein, may be amended. Although during the subordination period, with certain exceptions, our partnership agreement may not be amended without the approval of non-affiliated common unitholders, our partnership agreement can be amended with the approval of a majority of the outstanding common units after the subordination period has ended. As of December 31, 2015, Navios Acquisition owns 13.3% of our outstanding common units and owns 100.0% of our outstanding subordinated units.

•	Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement.

•	Under Section 51 of the Marshall Islands Limited Partnership Act, we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets.

•	We may lack sufficient cash to pay distributions to our unitholders due to decreases in net revenues or increases in operating expenses, principal and interest payments on outstanding debt, tax expenses, working capital requirements, maintenance and replacement capital expenditures or anticipated cash needs.

•	Our distribution policy will be affected by restrictions on distributions under our new credit facility that we entered into in connection with the closing of the offering. Specifically, our new credit facility contains material financial tests that must be satisfied and we will not pay any distributions that will cause us to violate our credit facility or other debt instruments. Should we be unable to satisfy these restrictions included in the proposed new credit facility or if we are otherwise in default under our new credit facility, our ability to make cash distributions to you, notwithstanding our cash distribution policy, would be materially adversely affected.

•	If we make distributions out of capital surplus, as opposed to operating surplus, such distributions will constitute a return of capital and will result in a reduction in the minimum quarterly distribution and the target distribution levels. We do not anticipate that we will make any distributions from capital surplus.

Our ability to make distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, the provisions of existing and future indebtedness, applicable partnership and limited liability company laws and other laws and regulations.

Minimum Quarterly Distribution

The amount of the minimum quarterly distribution is $0.4125 per unit, or $1.65 per unit per year. The amount of available cash from operating surplus, which we also refer to as cash available for distributions, needed to pay the minimum quarterly distribution on all of the common units and subordinated units and the 2.0% general partner interest to be outstanding as of December 31, 2015 for one quarter and for four quarters will be approximately:

	Number of Units	Distributions
		One Quarter	Four Quarters
Common units	9,342,692	$3,947,287	$15,602,296
Subordinated Series A units	1,592,920	673,009	2,003,097
Subordinated units	9,342,692	3,947,287	15,602,296
General Partner interest(1)	413,843	174,849	677,708
Total	20,692,147	$8,742,432	$33,885,396

(1)	The number of general partner units is determined by multiplying the total number of units deemed to be outstanding (i.e., the total number of common and subordinated units outstanding divided by 98.0%) by the general partner’s 2.0% general partner interest.

Our board of directors adopts a policy pursuant to which we pay an initial quarterly distribution of $0.4125 per unit for each complete quarter. Beginning with the quarter ending December 31, 2015, we distributed, within 45 days after the end of each quarter, all of our available cash to unitholders of record on the applicable record date.

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

On January 22, 2016, the Board of Directors authorized its quarterly cash distribution for the three month period ended December 31, 2015 of $0.4225 per unit. The distribution was paid on February 12, 2016 to all holders of record of common, subordinated, subordinated Series A units and general partner units on February 9, 2016. The aggregate amount of the declared distribution was $8.7 million.

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

Our common units are traded on the New York Stock Exchange (or NYSE) under the symbol “NAP”. The following table sets forth the high and low closing sales prices for our common units on the NYSE for each of the periods indicated:

	Price Range
	High	Low
Year Ended:
December 31, 2015	$18.00	$9.50
December 31, 2014	$14.38	$11.30
December 31, 2013	$—	$—
December 31, 2012	$—	$—
December 31, 2011	$—	$—
Quarter Ended:
December 31, 2015	$15.21	$9.50
September 30, 2015	$16.65	$10.92
June 30, 2015	$18.00	$13.82
March 31, 2015	$14.99	$12.07
December 31, 2014	$14.38	$11.30
September 30, 2014	$—	$—
June 30, 2014	$—	$—
March 31, 2014	$—	$—
Month Ended:
March 7, 2016	$10.81	$9.00
February 29, 2016	$12.50	$8.51
January 31, 2016	$12.15	$6.58
December 31, 2015	$12.03	$9.50
November 30, 2015	$14.51	$11.40
October 31, 2015	$15.21	$11.35

Item 10.	Additional Information

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

On June 18, 2015, we executed the Third Amended and Restated Agreement of Limited Partnership of Navios Midstream. The Third Amended and Restated Agreement of Limited Partnership designated a new series of subordinated units as Subordinated Series A Units.

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

•	Facility Agreement for up to $126.0 million term loan facility, by and between Navios Midstream, and Credit Suisse AG, dated November 13, 2014. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Omnibus Agreement, dated as of November 18, 2014, among Navios Holdings, Navios Acquisition, Navios Maritime Midstream GP LLC, Navios Maritime Midstream Operating LLC., and Navios Partners. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Management Agreement dated November 18, 2014, between Navios Midstream and Navios Tankers Management. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Administrative Services Agreement, dated as of November 18, 2014, between Navios Midstream and Navios Tankers Management. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Backstop Agreement, dated as of November 18, 2014, between Navios Midstream and Navios Acquisition.

•	Option Vessels Backstop Agreement, dated as of November 18, 2014, between Navios Midstream and Navios Acquisition.

•	General Partner Option Agreement, dated as of November 18, 2014, between Navios Acquisition and Navios Holdings.

•	Credit Agreement for $205.0 million term loan facility, by and between Navios Midstream and Morgan Stanley Senior Funding, Inc., dated June 18, 2015. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

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

This discussion is based upon provisions of the Internal Revenue Code, (the “Code”), U.S. Treasury Regulations, and administrative rulings and court decisions, all as in effect or in existence on the date of this filing and all of which are subject to change or differing interpretations by the Internal Revenue Service (“IRS”) or a court, possibly with retroactive effect. Changes in these authorities may cause the tax consequences of ownership of our common units to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “we,” “our” or “us” are references to Navios Maritime Midstream Partners L.P.

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

Long-term capital gains of non-corporate U.S. Holders are subject to the favorable tax rate of a maximum of 20%. In addition, a 3.8% tax may apply to certain investment income. See “Medicare Tax” below. A non-corporate U.S. Holder may deduct a capital loss resulting from a disposition of our common units to the extent of capital gains plus up to $3,000 ($1,500 for married individuals filing separate tax returns) annually and may carry forward a capital loss indefinitely.

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

We expect that all of the vessels in our fleet will be engaged in time chartering activities and intend to treat our income from those activities as non-passive income, and the vessels engaged in those activities as non-passive assets, for PFIC purposes. Our counsel has advised us that there is a significant amount of legal authority consisting of the Code, legislative history, IRS pronouncements and rulings supporting our position that the income from our time chartering activities constitutes services income (rather than rental income). There is, however, no direct legal authority under the PFIC rules addressing whether income from time chartering activities is services income or rental income. Moreover, in a case not interpreting the PFIC rules, Tidewater Inc. v. United States , 565 F.3d 299 (5th Cir. 2009), the Fifth Circuit held that the vessel time charters at issue generated predominantly rental income rather than services income. However, the IRS stated in an Action on Decision (AOD 2010-001) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s AOD, however, is an administrative action that cannot be relied upon or otherwise cited as precedent by taxpayers.

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

Taxation of U.S. Holders Making a “Mark-to-Market” Election

If we were to be treated as a PFIC for any taxable year and, as we anticipate, our common units were treated as “marketable stock,” then, as an alternative to making a QEF election, a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common units, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the U.S. Holder’s common units at the end of the taxable year over the holder’s adjusted tax basis in the common units. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common units over the fair market value thereof at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in the U.S. Holder’s common units would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange or other disposition of our common units would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of the common units would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. A mark-to-market election would not apply to our common units owned by a U.S. Holder in any taxable year during which we are not a PFIC, but would remain in effect with respect to any subsequent taxable year for which we are a PFIC, unless our common units are no longer treated as “marketable stock” or the IRS consents to the revocation of the election.

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

Foreign Exchange Risk

Our functional and reporting currency is the U.S. dollar. We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar denominated. Transactions in currencies other than U.S. dollar are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized. Expenses incurred in foreign currencies against which the U.S. Dollar falls in value can increase thereby decreasing our income or vice versa if the U.S. dollar increases in value. For example, during the year ended December 31, 2015, and December 31, 2014, the value of the U.S. dollar increased by approximately 11.5% and 13.3% respectively, as compared to the Euro.

Interest Rate Risk

As of December 31, 2015 and December 31, 2014, the Company had a total of $204.0 million and $126.0 million, respectively in long-term indebtedness. As of December 31, 2013, the Company had a total of $341.0 million in long-term indebtedness. The debt is U.S. dollar-denominated. Borrowings under our credit facility bear interest at rates based on a premium over U.S.$ LIBOR except for the interest rate on the Notes which is fixed. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. For the year ended December 31, 2015 we paid interest on our outstanding debt at a weighted average interest rate of 4.74%. A 1% increase in LIBOR would have increased our interest expense for the year ended December 31, 2015 by $1.7 million. For the year ended December 31, 2014 we paid interest on our outstanding debt at a weighted average interest rate of 7.89%.

Concentration of Credit Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of trade accounts receivable. We closely monitor our exposure to customers for credit risk. We have policies in place to ensure that we trade with customers with an appropriate credit history. For the year ended December 31, 2015, the Company’s customers representing 10% or more of total revenue were Dalian Ocean Shipping Co. and Formosa Petrochemical Corporation, which accounted for 75.6% and 18.3%, respectively. For the year ended December 31, 2014, the Company’s customers representing 10% or more of total revenue were Dalian Ocean Shipping Co. and Formosa Petrochemical Corporation, which accounted for 77.9% and 22.1%, respectively. For the year ended December 31, 2013, the Company’s customers representing 10% or more of total revenue were Dalian Ocean Shipping Co. and Formosa Petrochemical Corporation, which accounted for 77.9% and 22.1%, respectively.

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

Disclosure Controls and Procedures

The management of Navios Midstream, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation, pursuant to Rule 13a-15 promulgated under the Securities Act of 1934, as amended (the “Exchange Act”), of the effectiveness of our disclosure controls and procedures as of December 31, 2015. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2015.

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

Management’s annual report on internal control over financial reporting

The management of Navios Midstream is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) or 15d-15(f) of the Exchange Act. Navios Midstream’s internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States (“GAAP”).

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Navios Midstream’s management assessed the effectiveness of Navios Midstream’s internal control over financial reporting as of December 31, 2015. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework (2013). Based on its assessment, management concluded that, as of December 31, 2015, Navios Midstream’s internal control over financial reporting is effective based on those criteria.

Changes in internal control over financial reporting

There have been no changes in internal controls over financial reporting (identified in connection with management’s evaluation of such internal controls over financial reporting) that occurred during the year covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, Navios Midstream’s internal controls over financial reporting.

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

Audit Fees

Our principal accountants for fiscal year 2015 were Ernst & Young (Hellas) Certified Auditors Accountants S.A. (“Ernst & Young”). The audit fees for the audit of the year ended December 31, 2015 were $0.2 million.

Our principal accountants for fiscal year 2014 were PricewaterhouseCoopers S.A. The audit fees for the audit of the year ended December 31, 2014 were $0.1 million.

We also incurred $0.4 million of audit fees in relation to our IPO in November 2014.

Audit-Related Fees

There were no audit related fees billed in 2015 and 2014.

Tax Fees

There were no tax fees billed in 2015 and 2014.

Other Fees

There were no other fees billed in 2015 and 2014.

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

The Audit Committee separately pre-approved all engagements and fees paid to our principal accountant in 2015.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Units by the Issuer and Affiliated Purchasers

None.

Please read “Item 7.—Major Unitholders and Related Party Transactions”.

Item 16F.	Change in Registrant’s Certifying Accountant

Please refer to the relevant disclosure reported under the heading “Change in Registrant’s Certifying Accountant” on page 3 of our 6-K dated April 30, 2015 filed with the SEC on April 30, 2015 and to the accompanying Exhibit 16.1 of such 6-K . (Commission File No. 001-36738)

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

The financial information required by this Item together with the related reports of Ernst & Young, and Pricewaterhouse Coopers S.A., thereon is filed as part of this annual report on Pages F-1 through F-22.

Item 19.	Exhibits

1.1	Certificate of Limited Partnership of Navios Maritime Midstream Partners L.P.(1)

1.2	Third Amended and Restated Agreement of Limited Partnership of Navios Maritime Midstream Partners L.P.(5)

1.3	Second Amended and Restated Agreement of Limited Partnership of Navios Maritime Midstream Partners L.P.(2)

1.4	First Amendment to Second Amended and Restated Agreement of Limited Partnership of Navios Maritime Midstream Partners L.P.(4)

1.5	Certificate of Formation of Navios Maritime Midstream Partners GP LLC(1)

1.6	Limited Liability Company Agreement of Navios Maritime Midstream Partners GP LLC(1)

1.7	Certificate of Formation of Navios Maritime Midstream Operating LLC(4)

1.8	Limited Liability Company Agreement of Navios Maritime Midstream Operating LLC(4)

4.1	Form of Omnibus Agreement(1)

4.2	Form of Management Agreement with Navios Tankers Management Inc.(1)

4.3	Form of Administrative Services Agreement with Navios Tankers Management Inc.(1)

4.4	Form of Option Agreement/Share Purchase Agreement(1)

4.5	Form of First Contribution and Conveyance Agreement(1)

4.6	Form of Second Contribution and Conveyance Agreement(1)

4.7	Form of Share Purchase Agreement between Aegean Sea Maritime Holdings Inc. and Navios Maritime Midstream Partners L.P.(1)

4.8	Facility Agreement for $126.0 million term loan facility, dated November 13, 2014(3)

4.9	Credit Agreement for $205.0 million term loan facility, dated June 18, 2015(5)

4.10	Backstop Agreement, dated November 18, 2014, between Navios Maritime Midstream Partners L.P. and Navios Maritime Acquisition Corporation(4)

4.11	Option Vessels Backstop Agreement, dated November 18, 2014, between Navios Maritime Midstream Partners L.P. and Navios Maritime Acquisition Corporation(4)

4.12	General Partner Option Agreement, dated November 18, 2014, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc.(4)

8.1	List of Subsidiaries of Navios Maritime Midstream Partners L.P.*

12.1	Section 302 Certification of Chief Executive Officer*

12.2	Section 302 Certification of Chief Financial Officer*

13.1	Section 906 Certification of Chief Executive Officer and Chief Executive Officer*

15.1	Consent of Ernst & Young (Hellas) Certified Auditors Accountants S.A.*

15.2	Consent of PricewaterhouseCoopers S.A.*

16.1	PwC letter, dated April 30, 2015(6)

101	The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets at December 31, 2014 and 2013; (ii) Consolidated Statements of Income for each of the years ended December 31, 2014, 2013 and 2012; (iii) Consolidated Statements of Cash Flows for each of the years ended December 31, 2014, 2013 and 2012; (iv) Consolidated Statements of Changes in Partners’ Capital for each of the years ended December 31, 2014, 2013 and 2012; and (v) the Notes to the Consolidated Financial Statements as blocks of text.

(1)	Previously filed as an exhibit to the Company’s Registration Statement on Form F-1, as amended (File No. 333-199235) as filed with the SEC and hereby incorporated by reference to the Annual Report.
(2)	Previously filed as Appendix A to the Company’s Registration Statement on Form F-1, as amended (File No. 333-199235) as filed with the SEC and hereby incorporated by reference to the Annual Report.
(3)	Previously filed as an exhibit to a Report on Form 6-K filed on December 2, 2014 and hereby incorporated by reference.
(4)	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2014 filed on March 17, 2015 and hereby incorporated by reference.
(5)	Previously filed as an exhibit to a Report on Form 6-K filed on June 25, 2015 and hereby incorporated by reference.
(6)	Previously filed as an exhibit to a Report on Form 6-K filed on April 30, 2015 and hereby incorporated by reference.
*	Filed herewith.

SIGNATURES

Navios Maritime Midstream Partners L.P. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Navios Maritime Midstream Partners L.P.

/s/ Angeliki Frangou
By:	Angeliki Frangou
Its:	Chairman and Chief Executive Officer

Date: March 8, 2016

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

REPORT OF ERNST & YOUNG (HELLAS) CERTIFIED AUDITORS ACCOUNTANTS S.A. INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-2
REPORT OF PRICEWATERHOUSECOOPERS S.A. INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-3
CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2015 AND 2014	F-4
CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS FOR EACH OF THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013	F-5
CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS FOR EACH OF THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013	F-6
CONSOLIDATED AND COMBINED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL AND OWNER’S NET INVESTMENT FOR EACH OF THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013	F-7
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS	F-8

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Partners of Navios Maritime Midstream Partners L.P.:

We have audited the accompanying consolidated balance sheet of Navios Maritime Midstream Partners L.P. as of December 31, 2015, and the related consolidated statements of operations, changes in partners’ capital and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Navios Maritime Midstream Partners L.P. at December 31, 2015, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece

March 8, 2016

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Partners of Navios Maritime Midstream Partners L.P.:

In our opinion, the consolidated balance sheet as of December 31, 2014 and the related consolidated and combined statements of operations, changes in partners’ capital and of owner’s net investment and of cash flows for each of two years in the period ended December 31, 2014 present fairly, in all material respects, the financial position of Navios Maritime Midstream Partners L.P. and its subsidiaries at December 31, 2014, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers S.A.

Athens, Greece

March 17, 2015

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. Dollars except unit data)

	Notes	December 31, 2015	December 31, 2014
ASSETS
Current assets
Cash and cash equivalents	3	$37,834	$30,877
Accounts receivable, net	4	5,110	653
Prepaid expenses and other current assets		112	212
Due from related parties	10	2,804	—
Total current assets		45,860	31,742
Vessels, net	5	400,192	320,229
Intangible assets	6	28,450	31,736
Deferred dry dock and special survey costs, net		6,066	1,955
Total non-current assets		434,708	353,920
Total assets		$480,568	$385,662
LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities
Accounts payable		$412	$1,243
Accrued expenses		654	4,174
Due to related parties	10	438	736
Deferred revenue		1,931	1,938
Current portion of long-term debt, net of deferred finance costs and discount	7	643	10,022
Total current liabilities		4,078	18,113
Long-term debt, net of deferred finance costs and discount	7	197,176	114,065
Total non-current liabilities		197,176	114,065
Total liabilities		$201,254	$132,178
Commitments and contingencies	11	—	—
Total Partners’ capital
Common Unitholders (9,342,692 units issued and outstanding at December 31, 2015 and December 31, 2014)		126,317	127,350
Subordinated Series A Unitholders (1,592,920 units issued and outstanding at December 31, 2015 and none at December 31, 2014)		27,379	—
Subordinated Unitholders (9,342,692 units issued and outstanding at December 31, 2015 and December 31, 2014)		120,154	121,187
General Partner (413,843 units issued and outstanding at December 31, 2015 and 381,334 issued and outstanding at December 31, 2014)		5,464	4,947
Partners’ capital		279,314	253,484
Total liabilities and Partners’ capital		$480,568	$385,662

See notes to consolidated and combined financial statements.

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS

(Expressed in thousands of U.S. Dollars, except unit and per unit data)

	Notes	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
Revenue		$83,362	$63,534	$63,659
Time charter expenses		(1,100)	(762)	(900)
Direct vessel expenses		(1,602)	(1,283)	(1,919)
Management fees (entirely through related party transactions)	10	(17,613)	(14,166)	(14,600)
General and administrative expenses	10	(2,497)	(1,296)	(866)
Depreciation and amortization	5, 6	(22,686)	(19,509)	(19,508)
Interest expenses and finance cost	7	(10,830)	(25,473)	(31,249)
Loss on bond extinguishment		—	—	(23,188)
Other income		88	119	—
Other expense		(50)	—	(74)
Net income/ (loss)		$27,072	$1,164	$(28,645)

		Year ended December 31, 2015	Year ended December 31, 2014
Net income		$27,072	$1,164
Add: Predecessor net loss prior to initial public offering on November 18, 2014		$—	$1,387
Net income attributable to Navios Maritime Midstream Partners L.P. subsequent to initial public offering and limited partners’ interest in net income:		$27,072	$2,551
Earnings per limited partner unit attributable to Navios Maritime Midstream Partners L.P. subsequent to initial public offering (basic and diluted) (see Note 16):
Common unitholders		$1.33	$0.13
Subordinated Series A unitholders		$1.86	$—
Subordinated unitholders		$1.33	$0.13
Weighted average units outstanding (basic and diluted)
Common units		9,342,692	9,342,692
Subordinated Series A units		859,740	—
Subordinated units		9,342,692	9,342,692

See notes to consolidated and combined financial statements.

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. Dollars)

	Notes	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
Operating Activities
Net income/ (loss)		$27,072	$1,164	$(28,645)
Adjustments to reconcile net income/ (loss) to net cash provided by/ (used in) operating activities:
Depreciation and amortization	5,6	22,686	19,509	19,508
Amortization and write-off of deferred finance costs, discount and bond premium		2,676	712	934
Non-cash loss on extinguishment of 2017 Notes		—	—	5,442
Amortization of dry dock and special survey costs		1,602	1,283	1,919
Changes in operating assets and liabilities:
Decrease/ (increase) in prepaid expenses and other current assets		100	7	(91)
Payments for Drydocking		(5,713)	—	—
(Increase)/ Decrease in accounts receivable	4	(4,457)	164	(176)
(Decrease)/ Increase in accounts payable		(310)	351	(59)
(Decrease)/ Increase in accrued expenses		(1,040)	1,479	55
(Decrease)/ Increase in due to/ from related parties	10	(2,756)	2,592	(37,941)
Decrease in deferred revenue		(7)	—	—
Net cash provided by/ (used in) operating activities		$39,853	$27,261	$(39,054)
Investing Activities
Acquisition of vessels		(72,252)	—	—
Due from related parties		—	(52,314)	(4,531)
Net cash used in investing activities		$(72,252)	$(52,314)	$(4,531)
Financing Activities
Proceeds from Long term debt, net of deferred finance costs and discount	7	198,081	124,027	332,883
Debt repayment	7	(127,025)	—	(354,693)
Cash remittance to Navios Acquisition		—	(214,854)	—
IPO proceeds, net of underwriting discount		—	113,906	—
IPO expenses		(3,347)	(469)	—
Dividend paid		(28,904)	—	—
Proceeds from issuance of general partner units		551	—	—
Owner’s net investment		—	24,168	69,771
Net cash provided by financing activities		$39,356	$46,778	$47,961
Net increase in cash and cash equivalents		6,957	21,725	4,376
Cash and cash equivalents, beginning of year		30,877	9,152	4,776
Cash and cash equivalents, end of year		$37,834	$30,877	$9,152
Supplemental disclosures of cash flow information
Cash interest paid		$8,100	$27,786	$31,695
Non-cash financing activities
Non-cash contributions by owners		$—	$—	$—
Accrued IPO expenses		$—	$3,290	$—
Assets and liabilities retained by Navios Acquisition:
Long-term debt		$—	341,034	—
Due from related parties		$—	(88,070)	—
Due to related parties		$—	2,588	—
Deferred financing costs		$—	(7,405)	—

See notes to consolidated and combined financial statements.

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

CONSOLIDATED AND COMBINED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL AND OWNER’S NET INVESTMENT

(Expressed in thousands of U.S. Dollars except unit data)

			Limited Partners
	General Partner		Common Unitholders		Subordinated Unitholders		Subordinated Series A Unitholders		Total Partners’ Capital	Owners’ Net Investment	Total
	Units	$	Units	$	Units	$	Units	$	$	$	$
Combined Balance January 1, 2013	—	—	—	—	—	—	—	—	—	$43,586	$43,586
Net loss	—	—	—	—	—	—	—	—	—	(28,645)	(28,645)
Net transactions with owners	—	—	—	—	—	—	—	—	—	69,771	69,771
Combined Balance December 31, 2013	—	—	—	—	—	—	—	—	—	84,712	84,712
Net loss	—	—	—	—	—	—	—	—	—	(1,387)	(1,387)
Net transactions with owners	—	—	—	—	—	—	—	—	—	24,168	24,168
Combined Balance November 17, 2014	—	—	—	—	—	—	—	—	—	$107,493	$107,493
Net liability of business retained by Navios Acquisition	—	—	—	—	—	—	—	—	—	$248,147	$248,147
Net assets contributed to the Partnership in exchange for General Partner units, common units and subordinated units of the Partnership	381,334	$12,367	1,242,692	$40,299	9,342,692	$302,974	—	—	$355,640	$(355,640)	—
Cash remittance to Navios Acquisition in exchange for contribution of net assets of the Partnership	—	(7,471)	—	(24,346)	—	(183,037)	—	—	(214,854)	—	(214,854)
Capital contribution from Navios Acquisition	—	4,896	—	15,953	—	119,937	—	—	140,786	—	—
Proceeds from initial public offering of common units, net of offering costs	—	—	8,100,000	110,147	—	—	—	—	110,147	—	110,147
Net income	—	51	—	1,250	—	1,250	—	—	2,551		2,551
Consolidated Balance December 31, 2014	381,334	$4,947	9,342,692	$127,350	9,342,692	$121,187	—	—	$253,484	$—	$253,484
Net income	—	544	—	12,465	—	12,465	—	1,598	27,072	—	27,072
Issuance of subordinated Series A Units and general partner units	32,509	551	—	—	—	—	1,593	27,111	27,662	—	27,662
Cash distribution	—	(578)	—	(13,498)	—	(13,498)	—	(1,330)	(28,904)	—	(28,904)
Consolidated Balance December 31, 2015	413,843	$5,464	9,342,692	$126,317	9,342,692	$120,154	1,593	27,379	$279,314	$—	$279,314

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

On or prior to the closing of the IPO, Navios Midstream entered into the following agreements: a) a share purchase agreement with Navios Acquisition pursuant to which Navios Midstream will have options, exercisable at any time during a two-year period, to acquire the capital stock of up to seven of its subsidiaries that own seven VLCCs and the related time charters; b) a management agreement (the “Management Agreement”) with Navios Tankers Management Inc. (the “Manager”), a subsidiary of Navios Maritime Holdings Inc. (“Navios Holdings”), pursuant to which the Manager provides Navios Midstream commercial and technical management services; c) an administrative services agreement (the “Administrative Services Agreement”) with the Manager pursuant to which the Manager provides Navios Midstream administrative services; and d) an omnibus agreement with Navios Holdings, Navios Acquisition, Navios Maritime Partners L.P. (“Navios Partners”) and the General Partner governing, among other things, when Navios Midstream, Navios Holdings, Navios Acquisition and Navios Partners may compete against each other as well as rights of first offer on VLCCs, crude oil tankers, refined petroleum product tankers, chemical tankers and LPG tankers.

In June 2015, Navios Midstream exercised its option to acquire the shares of the vessel-owning subsidiaries of the Nave Celeste and the C. Dream from Navios Acquisition for an aggregate purchase price of $100,000. The aggregate purchase price consisted of the issuance of 1,592,920 subordinated series A units (the “Series A Units”), issued to Navios Acquisition, and $73,000 cash consideration.

Upon the expiration of such subordination period in June 2018, the Series A Units will automatically convert into common units.

On June 18, 2015, Navios Midstream issued 32,509 additional general partner units to the General Partner, in order the General Partner to maintain its 2% general partnership interest. The net proceeds from the issuance of the general partnership units were $551.

As of December 31, 2015, there were outstanding: 9,342,692 common units, 9,342,692 subordinated units, 1,592,920 Series A subordinated units and 413,843 general partnership units. As of December 31, 2015, Navios Acquisition owned a 60.85% limited partner interest in Navios Midstream, which included a 2.0% general partner interest.

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Navios Midstream’s principal activity is to own, operate and acquire crude oil tankers under long-term employment contracts as well as refined petroleum product tankers, chemical tankers, and liquefied petroleum gas, or LPG, tankers under long-term employment contracts. The Company charters the vessels under long-term employment contracts to international oil companies, refiners, and large vessel operators.

As at December 31, 2015 the Company owned six VLCCs.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated and combined financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a) Basis of Presentation and Consolidation: The accompanying consolidated and combined financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The combined financial statements for the periods prior to the November 18, 2014-IPO reflect the combined financial position, results of operations and cash flows of the four vessel-owning subsidiaries of Navios Acquisition (collectively, the “Combined Entity”) that owned the vessels prior to the IPO as each vessel-owing subsidiary was under the common control of Navios Acquisition . These combined financial statements have been presented using the historical carrying costs of such vessel-owning subsidiaries for all periods presented prior to the IPO, as each vessel-owning subsidiary was under the common control of Navios Acquisition.

The combined financial statements prior to the IPO included the assets, liabilities, revenues, expenses and cash flows directly attributable to the vessel-owning legal entities, except for the loans, interest expense, deferred financing fees and the related amortization, which were allocated to the Combined Entity on the following basis:

•	Loans and related interest expense: The vessels included in the combined financial statements were financed through Ship Mortgaged Notes issued by Navios Acquisition. (See Note 9). The Combined Entity’s vessels were used as collateral for such Ship Mortgaged Notes. For the purposes of the combined financial statements, the Ship Mortgaged Notes and related interest expense and loss on extinguishment of 2017 Notes were allocated to the mortgaged vessels with reference to their relative fair value at the issuance of the relevant notes.

•	Deferred financing fees and related amortization: As noted above, the Ship Mortgaged Notes were allocated to the mortgaged vessels with reference to their relative fair value at the issuance of the relevant notes. For the purposes of the combined financial statements, the deferred financing fees and the related amortization expense were allocated to the mortgaged vessels with reference to their relative fair value at the issuance of the relevant notes.

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

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

The Company consists of the consolidation of the following entities:

		Country of incorporation	Statement of Operations
Company name	Vessel name		2015	2014	2013
Navios Maritime Midstream Operating LLC	N/A	Marshall Islands	1/1—12/31	11/18—12/31	—
Navios Maritime Midstream Partners L.P.	N/A	Marshall Islands	1/1—12/31	11/18—12/31	—
Navios Maritime Midstream Finance (US) Inc.	N/A	Delaware	6/4—12/31	—	—
Shinyo Kannika Limited	Shinyo Kannika	Hong Kong	1/1—12/31	1/1—12/31	1/1—12/31
Shinyo Ocean Limited	Shinyo Ocean	Hong Kong	1/1—12/31	1/1—12/31	1/1—12/31
Shinyo Saowalak Limited	Shinyo Saowalak	British Virgin Is.	1/1—12/31	1/1—12/31	1/1—12/31
Shinyo Kieran Limited	Shinyo Kieran	British Virgin Is.	1/1—12/31	1/1—12/31	1/1—12/31
Shinyo Dream Limited	C. Dream	Hong Kong	6/18—12/31	—	—
Sikinos Shipping Corporation	Nave Celeste	Marshall Islands	6/18—12/31	—	—

All significant inter-company balances and transactions have been eliminated in the consolidated and combined financial statements.

The Company also consolidates entities that are determined to be variable interest entities as defined in the accounting guidance, if it determines that it is the primary beneficiary. A variable interest entity is defined as a legal entity where either (a) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity’s residual risks and rewards, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

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

Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. Management estimates the residual values of our tanker vessels based on a scrap value cost of steel times the weight of the ship noted in lightweight ton (LWT). Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revisions of residual values affect the depreciable amount of the vessels and affects depreciation expense in the period of the revision and future periods. The management after considering current market trends for scrap rates and 10-year average historical scrap rates of the residual values of the Company’s vessels, the estimates scrap value at a rate of $360 per LWT. This change reduced depreciation expense by $708 for the year ended December 31, 2013. Management estimates the useful life of our vessels to be 25 years from the vessel’s original construction. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective.

(f) Impairment of long-lived Asset Group: Vessels, other fixed assets and other long lived assets held and used by the Company are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. The Company’s management evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events or changes in circumstances have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, certain indicators of potential impairment are reviewed such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions.

Undiscounted projected net operating cash flows are determined for each asset group and compared to the vessel carrying value, the unamortized portion of deferred drydock and special survey costs related to the vessel and the related carrying value of the intangible with respect to the time charter agreement attached to that vessel. Within the shipping industry, vessels are often bought and sold with a charter attached. The value of the charter may be

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

favorable or unfavorable when comparing the charter rate to then current market rates. The loss recognized either on impairment (or on disposition) will reflect the excess of carrying value over the fair value (selling price) for the vessel individual asset group.

During the fourth quarter of fiscal 2015, management concluded that, although market rates were at healthy levels during the year, however, events occurred and circumstances had changed, over previous years, which indicated the potential impairment of Navios Midstream’s long-lived assets may exist. These indicators included continued volatility in the charter market and the related impact of the tanker sector has on management’s expectation for future revenues. As a result, an impairment assessment of long-lived assets or identified asset groups was performed.

The Company determined undiscounted projected net operating cash flows for each vessel and compared it to the vessel’s carrying value together with the carrying value of deferred drydock and special survey costs related to the vessel and the carrying value of the related intangible. The significant factors and assumptions used in the undiscounted projected net operating cash flow analysis included: determining the projected net operating cash flows by considering the charter revenues from existing time charters for the fixed fleet days (Company’s remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on the 10-year average historical one year time charter rates) over the remaining economic life of each vessel, net of brokerage and address commissions, excluding days of scheduled off-hires, management fees fixed until November 2016 and thereafter assuming an annual increase of 3.0% and utilization rate of 99.7% based on the fleets historical performance.

The assessment concluded that step two of the impairment analysis was not required and no impairment of vessels and related intangible assets existed as of December 31, 2015, as the undiscounted projected net operating cash flows exceeded the carrying value.

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

(g) Deferred Financing Costs: Deferred financing costs include fees, commissions and legal expenses associated with obtaining or modifying loan facilities. The Company historically presented deferred debt issuance costs, or fees related to directly issuing debt, as long-term assets on the consolidated balance sheets. In April 2015, Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-03— Interest—Imputation of Interest to simplify the presentation of debt issuance costs. The new guidance simplifies financial reporting by eliminating the different presentation requirements for debt issuance costs and debt discounts or premiums. Presenting debt issuance costs as assets is inconsistent with FASB Concepts Statement No. 6, Elements of Financial Statements, which states that debt issuance costs cannot be assets because they provide no future economic benefit. Current guidance also conflicts with IFRS, which requires transaction costs, including third-party costs and creditor fees, to be deducted from the carrying value of the financial liability and not recorded as a separate asset. The Company adopted the new guidance effective for the financial statements for the fiscal year ending December 31, 2015 and interim period within this fiscal year and thus presents deferred

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

finance costs, net of accumulated amortization, as a reduction of long term debt. In order to conform with the current period presentation, the Company has eliminated Deferred finance costs, net and has decreased the amount of Current portion of long term debt by $482 and the amount of Long term debt by $1,431 on the consolidated balance sheet as of December 31, 2014. This reclassification has no impact on the Company’s results of operations, cash flows and net assets for any period.

The Company amortizes these costs over the life of the related debt using the effective interest rate method, and are included in interest expense. For the purpose of these consolidated financial statements, for the period prior to the IPO such amortization has been allocated to the Company based on the relative fair value of the vessels. For the period subsequent to the IPO, these costs are amortized over the life of the related facility using the effective interest rate method. Amortization of deferred financing cost for each of the years ended December 31, 2015, 2014 and 2013 were $2,676, $712 and $1,277 respectively.

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

Costs capitalized as part of the drydocking or special survey consist principally of the actual costs incurred at the yard, spare parts, paints, lubricants and services incurred solely during the drydocking or special survey period. For each of the years ended December 31, 2015, 2014 and 2013, the amortization expense was $1,602, $1,283 and $1,919 respectively. Accumulated amortization as of December 31, 2015 and 2014 amounted to $5,427 and $3,825, respectively.

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

(k) Provisions: The Company, in the ordinary course of its business, is subject to various claims, suits and complaints. Management, in consultation with internal and external advisors, will provide for a contingent loss in the financial statements if the contingency had been incurred at the date of the financial statements and the amount of the loss was probable and can be reasonably estimated. If the Company has determined that the reasonable estimate of the loss is a range and there is no best estimate within the range, the Company will provide the lower amount of the range. The Company, through the Management Agreement with the Manager, participates in Protection and Indemnity (P&I) insurance coverage plans provided by mutual insurance societies known as P&I clubs. Services such as the ones described above are provided by the Manager under the Management Agreement dated November 18, 2014, and included as part of the daily fee of $9.5 per owned VLCC vessel (see Note 12).

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

Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight-line basis as the average revenue over the rental periods of such charter agreements, as service is performed. A time charter involves placing a vessel at the charterers’ disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Under time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel. Profit-sharing revenues are calculated at an agreed percentage of the excess of the charterer’s average daily income (calculated on a quarterly, half-yearly or annually basis) over an agreed amount and accounted for on an

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

accrual basis based on provisional amounts and for those contracts that provisional accruals cannot be made due to the nature of the profit share elements, these are accounted for or when such revenue becomes determinable.

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

Time Charter Expenses: Time charter expenses mostly comprise of brokerage commissions and are expensed over the period of the time charter.

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

Navios Midstream: On November 18, 2014, the Company entered into a Management Agreement with the Manager pursuant to which the Manager provides commercial and technical management services to Navios Midstream’s vessels for a daily fee of $9.5 per VLCC tanker vessel that has been fixed for the first two years.

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

Navios Midstream: On November 18, 2014, Navios Midstream entered into a new Administrative Services Agreement with the Manager, expiring on November 18, 2019, pursuant to which the Manager provides certain administrative management services to Navios Midstream which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. The Manager is reimbursed for reasonable costs and expenses.

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

For the year ended December 31, 2015, the Company’s customers representing 10% or more of total revenue were Dalian Ocean Shipping Co. and Formosa Petrochemical Corporation, which accounted for 75.6% and 18.3%, respectively. For the year ended December 31, 2014, the Company’s customers representing 10% or more of total revenue were Dalian Ocean Shipping Co. and Formosa Petrochemical Corporation, which accounted for 77.9% and 22.1%, respectively. For the year ended December 31, 2013, the Group’s customers representing 10% or more of total revenue were Dalian Ocean Shipping Co. and Formosa Petrochemical Corporation, which accounted for 77.9% and 22.1%, respectively.

Foreign exchange risk: Foreign currency transactions are translated into the measurement currency rates prevailing at the dates of transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of operations.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, which improves transparency and comparability among companies by requiring lessees to recognize a lease liability and a corresponding lease asset for virtually all lease contracts. It also requires additional disclosures about leasing arrangements. For public companies, the new standard is effective for interim and annual periods beginning after December 15, 2018 and requires a modified retrospective approach to adoption. Early adoption is permitted. The Company is currently assessing what impact, if any, the adoption of the new standard will have on its consolidated financial position, results of operations or cash flows and relevant disclosures.

In May 2014, the FASB issued ASU 2014-09 “Revenue from Contracts with Customers” clarifying the method used to determine the timing and requirements for revenue recognition on the statements of income. Under the new standard, an entity must identify the performance obligations in a contract, the transaction price and allocate the price to specific performance obligations to recognize the revenue when the obligation is completed. The amendments in this update also require disclosure of sufficient information to allow users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts. The new accounting guidance is effective for interim and annual periods beginning after December 15, 2016. Early adoption is not permitted. The Company is currently reviewing the effect of ASU No. 2014-09 on its revenue recognition. In

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

August 2015, the FASB issued ASU 2015-14-Revenue From Contracts With Customers that defers the effective period to annual reporting periods beginning after December 15, 2017.

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

In August 2014, the FASB issued ASU No. 2014-15—Presentation of Financial Statements—Going Concern. ASU 2014-15 provides guidance about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. ASU 2014-15 requires an entity’s management to evaluate at each reporting period based on the relevant conditions and events that are known at the date of financial statements are issued, whether there are conditions or events, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued and to disclose the necessary information. ASU 2014-15 is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. The adoption of the new standard is not expected to have an impact on the Company’s results of operations, financial position or cash flows.

NOTE 3: CASH AND CASH EQUIVALENTS

Cash and cash equivalents consisted of the following:

	December 31, 2015	December 31, 2014
Cash at banks	$37,719	$27,864
Short-term deposits	115	3,013
Total cash and cash equivalents	$37,834	$30,877

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

NOTE 4: ACCOUNTS RECEIVABLE, NET

Accounts receivable consist of the following:

	December 31, 2015	December 31, 2014
Accounts receivable	$5,110	$653
Less: Provision for doubtful accounts	—	—
Accounts receivable, net	$5,110	$653

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

NOTE 5: VESSELS, NET

	Cost	Accumulated Depreciation	Net Book Value
Balance at December 31, 2013	$387,777	$(51,325)	$336,452
Additions	—	(16,223)	(16,223)
Balance at December 31, 2014	$387,777	$(67,548)	$320,229
Additions	99,363	(19,400)	79,963
Balance at December 31, 2015	$487,140	$(86,948)	$400,192

NOTE 6: INTANGIBLE ASSETS

Intangible assets as of December 31, 2015 and December 31, 2014 consisted of the following:

Favorable lease terms	Cost	Accumulated Amortization	Net Book Value
Balance at December 31, 2013	$44,877	$(9,855)	$35,022
Additions	—	(3,286)	(3,286)
Balance at December 31, 2014	$44,877	$(13,141)	$31,736
Additions	—	(3,286)	(3,286)
Balance at December 31, 2015	$44,877	$(16,427)	$28,450

Amortization expense of favorable lease terms for the years ended December 31, 2015, 2014 and 2013 is presented in the following table:

	December 31, 2015	December 31, 2014	December 31, 2013
Favorable lease terms charter-out	(3,286)	(3,286)	(3,286)
Total	$(3,286)	$(3,286)	$(3,286)

The aggregate amortizations of intangible assets will be as follows:

Description	Within One Year	Year Two	Year Three	Year Four	Year Five	Thereafter	Total
Favorable lease terms	$(3,286)	$(2,846)	$(2,811)	$(2,811)	$(2,811)	$(13,885)	$(28,450)
Total	$(3,286)	$(2,846)	$(2,811)	$(2,811)	$(2,811)	$(13,885)	$(28,450)

Intangible assets subject to amortization are amortized using the straight-line method over their estimated useful lives to their estimated residual value of zero. Intangible assets are amortized over the contract periods, which range from 6.34 to 15.00 years.

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 7: LONG-TERM DEBT

Long-term debt consisted of the following:

	December 31, 2015	December 31, 2014
Term Loan B	203,975	—
Credit facility	—	126,000
Less deferred finance costs, net	(4,332)	(1,913)
Total long term debt	199,643	124,087
Less unamortized discount	(1,824)	—
Less current portion, net of deferred finance cost	(643)	(10,022)
Total Long Term Debt, net of current portion and net of deferred finance costs	$197,176	$114,065

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

Post IPO Credit Facility:

Credit Suisse AG: Navios Midstream entered a loan agreement dated November 13, 2014, with Credit Suisse AG of up to $126,000 in connection with the IPO. The facility was repayable in 20 equal quarterly installments of $2,626 each with a final balloon payment of $73,481 to be repaid on the last repayment date. The repayment of each advance started three months after the completion of the IPO. It bore interest at a rate of LIBOR plus 300 bps. The credit facility also required compliance with certain financial covenants which included (i) loan-to-value ratio covenants, based on charter-free valuations, (ii) minimum liquidity, (iii) EBITDA to interest ratio, and (iv) net worth. In June 2015 the Company fully prepaid the outstanding balance under this loan facility. The repayment of Credit Facility was accounted for as a debt extinguishment in accordance with ASC470 Debt and the remaining unamortized balance of $1,685 was written-off from the deferred financing fees.

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Term Loan B: On June 18, 2015, Navios Midstream and Navios Finance, as co-borrowers, completed the issuance of the $205,000 Term Loan B. The Term Loan B is set to mature on June 18, 2020 and is repayable in equal quarterly installments of 0.25% of the initial principal amount of the Term Loan B, beginning on September 18, 2015, with a final payment of the aggregate principal amount of the Term Loan B, plus accrued and unpaid interest, due on the maturity. The Term Loan B bears interest at LIBOR plus 4.50% per annum.

The Term Loan B requires maintenance of a loan to value ratio of no greater than 0.85 to 1.0 and a minimum interest coverage ratio of at least 3.75 to 1.0, and other restrictive covenants including restrictions on indebtedness, liens, acquisitions and investments, restricted payments and dispositions. The Term Loan B also provides for excess cash flow prepayments and customary events of default.

Amounts drawn under the facilities are secured by first preferred mortgages on Navios Midstream’s vessels and other collateral and are guaranteed by each vessel-owning subsidiary.

Navios Midstream was in compliance with the covenants set forth in the Term Loan B as of December 31, 2015.

As of December 31, 2015, a balance of $203,975 was outstanding under the Term Loan B. The weighted average interest rate for the years ended December 31, 2015 and 2014 was 4.74% and 7.89%, respectively.

The maturity table below reflects the principal payments of credit facilities outstanding as of December 31, 2015 for the next five years and thereafter are based on the repayment schedule of the respective loan facilities (as described above).

December 31, 2015
Long-Term Debt Obligations:
Year
December 31, 2016	$2,050
December 31, 2017	2,050
December 31, 2018	2,050
December 31, 2019	2,050
December 31, 2020	195,775

Total	$203,975

NOTE 8: FAIR VALUE OF FINANCIAL INSTRUMENTS

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

Term Loan B facility: The fair value of the Company’s debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities, as well as taking into account our creditworthiness.

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

Level III: Inputs that are unobservable. The Company did not use any Level 3 inputs as of December 31, 2015 or 2014.

	December 31, 2015		December 31, 2014
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$37,834	$37,834	$30,877	$30,877
Accounts receivable	$5,110	$5,110	$653	$653
Due from related parties	$2,804	$2,804	$—	$—
Accounts payable	$412	$412	$1,243	$1,243
Due to related parties	$438	$438	$736	$736
Long term debt	$—	$—	$126,000	$126,000
Term Loan B	$199,643	$200,405	$—	$—

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

Level III: Inputs that are unobservable. The Company did not use any Level 3 inputs as of December 31, 2015 or 2014.

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Fair Value Measurements at December 31, 2015 Using
	Total	Level I	Level II	Level III
Cash and cash equivalents	$37,834	$37,834	$—	$—
Term Loan B	$200,405	$—	$200,405	$—

Fair Value Measurements at December 31, 2014 Using
	Total	Level I	Level II	Level III
Cash and cash equivalents	$30,877	$30,877	$—	$—
Long-term debt	$126,000	$—	$126,000	$—

NOTE 9: LEASES

The future minimum contractual lease income (charter-out rates is presented net of commissions and excludes backstop commitment), for which a charter party has been concluded, is as follows:

Amount
2016	$89,137
2017	48,174
2018	45,965
2019	37,344
2020	35,248
Thereafter	173,881
Total minimum lease revenue, net of commissions	$429,749

NOTE 10: TRANSACTIONS WITH RELATED PARTIES

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

Navios Midstream: On November 18, 2014, the Company entered into a Management Agreement with the Manager pursuant to which the Manager provides commercial and technical management services to Navios Midstream’s vessels for a daily fee of $9.5 per VLCC tanker vessel that has been fixed for the first two years.

Total management fees for each of the years ended December 31, 2015, 2014 and 2013 amounted to $17,613, $14,166 and $14,600, respectively.

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

Navios Midstream: On November 18, 2014, Navios Midstream entered into a new Administrative Services Agreement with the Manager, expiring on November 18, 2019, pursuant to which the Manager provides certain administrative management services to Navios Midstream which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. The Manager is reimbursed for reasonable costs and expenses.

For the years ended December 31, 2015, 2014 and 2013, the expense arising from the administrative services rendered by the Manager to the Company’s vessels amounted to $1,014, $800 and $526, respectively.

Balances due from/ to related parties: Amounts due from related parties as of December 31, 2015, were $2,804 and mainly related to advance payments of management fees and various expenses to Navios Holdings and its subsidiaries. As of December 31, 2014, there were no amounts due from Navios Holdings.

Balances due to related parties relate to amounts due to Navios Holdings and its subsidiaries, as well as, Navios Acquisition. Amounts due to Navios Acquisition as of December 31, 2015 and December 31, 2014 were $346 and $674, respectively, whereas as of December 31, 2015 and December 31, 2014, there was an amount due to Navios Holdings of $92 and $62, respectively.

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

Backstop Agreements: On November 18, 2014, Navios Acquisition entered into backstop agreements with Navios Midstream. In accordance with the terms of the backstop agreements, Navios Acquisition has provided a backstop commitment to charter–in the Shinyo Ocean and the Shinyo Kannika for a two-year period as of their scheduled redelivery at the currently contracted rate if the market charter rate is lower than the currently contracted rate. Further, Navios Acquisition has provided a backstop commitment to charter-in the Nave Celeste for a two-year period as of its scheduled redelivery, at the net time charter-out rate per day (net of commissions) of $35 if the market charter rate is lower than the charter-out rate of $35. Navios Acquisition has also provided a backstop commitment to charter-in the option vessels, the Nave Galactic and the Nave Quasar for a four-year

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

period as of their scheduled redelivery, at the net time charter-out rate per day (net of commissions) of $35 if the market charter rate is lower than the charter-out rate of $35. Conversely, if market charter rates are higher during the backstop period, such vessels will be chartered out to third-party charterers at prevailing market rates and Navios Acquisition’s backstop commitment will not be triggered. The backstop commitment does not include any profit sharing.

General Partner Option Agreement: Navios Holdings has a ten-year option to purchase a minimum of 25% of the general partner interest held by the general partner, the incentive distribution rights held by the general partner and/or the membership interests in the general partner from Navios Acquisition, each at fair market value. The option expires on November 18, 2024.

Option Vessels: On November 18, 2014, Navios Midstream entered into a share purchase agreement with Navios Acquisition, pursuant to which Navios Midstream will have options, that are exercisable through November 18, 2016, to acquire the capital stock of up to seven vessel-owning subsidiaries of Navios Acquisition that own seven VLCC vessels and the related time charters. In June 2015, Navios Midstream exercised its option and acquired two of the seven vessels, the Nave Celeste and the C. Dream and holds options to acquire the capital stock for five vessel-owning subsidiaries of Navios Acquisition.

NOTE 11: COMMITMENTS AND CONTINGENCIES

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

NOTE 12: SEGMENT INFORMATION

The Company reports financial information and evaluates its operations by charter revenues. The Company does not use discrete financial information to evaluate operating results for each type of charter. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates under one reportable segment.

The following table sets out operating revenue by geographic region for the Company’s reportable segment. Revenue is allocated on the basis of the geographic region in which the customer is located. For each of the years ended December 31, 2015, 2014 and 2013, all the revenues were derived from customers located in Asia. Revenues from specific geographic regions which contribute over 10% of total revenue are disclosed separately.

Vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries.

NOTE 13: ISSUANCE OF UNITS

In connection with the initial public offering (“IPO”) of Navios Midstream in November 2014, Navios Midstream acquired all of the outstanding shares of capital stock of four of Navios Acquisition’s vessel-owning subsidiaries (Shinyo Ocean Limited, Shinyo Kannika Limited, Shinyo Kieran Limited and Shinyo Saowalak

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Limited) in exchange for: (i) all of the estimated net proceeds from the IPO amounting to $110,403; (ii) $104,451 of the $126,000 borrowings under Navios Midstream’s new credit facility; (iii) 9,342,692 subordinated units and 1,242,692 common units; and (iv) 381,334 general partner units, representing a 2.0% general partner interest in Navios Midstream, and all of the incentive distribution rights in Navios Midstream, to our General Partner.

In June 2015, Navios Midstream exercised its option to acquire the shares of the vessel-owning subsidiaries of the Nave Celeste and the C. Dream from Navios Acquisition for an aggregate purchase price of $100,000. The aggregate purchase price consisted of 1,592,920 Series A Units, issued to Navios Acquisition, and $73,000 cash consideration.

Upon the expiration of such subordination period in June 2018, the Series A Units will automatically convert into common units.

On June 18, 2015 Navios Midstream issued 32,509 additional general partner units to the General Partner, in order the General Partner to maintain its 2% general partnership interest. The net proceeds from the issuance of the general partnership units were $551.

As of December 31, 2015, there were outstanding: 9,342,692 common units, 9,342,692 subordinated units, 1,592,920 subordinated Series A Units and 413,843 general partnership units. As of December 31, 2015, Navios Acquisition owned a 60.85% limited partner interest in Navios Midstream, which included a 2.0% general partner interest.

NOTE 14: CASH DISTRIBUTIONS AND EARNINGS/ (LOSSES) PER UNIT

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

On January 23, 2015, the Board of Directors of Navios Midstream authorized its quarterly cash distribution for the period November 18, 2014 to December 31, 2014 of $0.1973 per unit. The distribution was paid on February 12, 2015 to all holders of record of common and general partner units on February 9, 2015. The aggregate amount of the declared distribution was $3,761.

On April 24, 2015, the Board of Directors of Navios Midstream authorized its quarterly cash distribution for the three month period ended March 31, 2015 of $0.4125 per unit. The distribution was paid on May 12, 2015 to all holders of record of common, subordinated and general partner units on May 6, 2015. The aggregate amount of the declared distribution was $7,865.

On July 22, 2015, the Board of Directors of Navios Midstream authorized its quarterly cash distribution for the three month period ended June 30, 2015 of $0.4125 per unit. The distribution was paid on August 12, 2015 to all holders of record of common, subordinated, Series A Units and general partner units on August 6, 2015. The aggregate amount of the declared distribution was $8,536.

On October 19, 2015, the Board of Directors of Navios Midstream authorized its quarterly cash distribution for the three month period ended September 30, 2015 of $0.4225 per unit. The distribution was paid on November 13, 2015 to all holders of record of common units, subordinated units, subordinated Series A units and general partner units on November 11, 2015. The aggregate amount of the declared distribution was $8,742.

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

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

The calculations of the basic and diluted earnings per unit are presented below.

	Year ended December 31, 2015	Year ended December 31, 2014
Net income attributable to Navios Maritime Midstream Partners L.P. subsequent to initial public offering and limited partners’ interest in net income:	$27,072	$2,551
Earnings attributable to:
Common unit holders	$12,465	$1,250
Subordinated unit holders Series A	$1,598	$—
Subordinated unit holders	$12,465	$1,250
Weighted average units outstanding (basic and diluted)
Common units	9,342,692	9,342,692
Subordinated units Series A	859,740	—
Subordinated units	9,342,692	9,342,692
Earnings per unit (basic and diluted):
Common unit holders	$1.33	$0.13
Subordinated unit holders Series A	$1.86	$—
Subordinated unit holders	$1.33	$0.13
Earnings per unit-distributed (basic and diluted):
Common unit holders	$1.67	$0.20
Subordinated unit holders Series A	$2.33	$—
Subordinated unit holders	$1.67	$0.20
(Losses) per unit-undistributed (basic and diluted):
Common unit holders	$(0.34)	$(0.07)
Subordinated unit holders Series A	$(0.47)	$—
Subordinated unit holders	$(0.34)	$(0.07)

NOTE 15: INCOME TAXES

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

NOTE 16: SUBSEQUENT EVENTS

On January 22, 2016, the Board of Directors authorized its quarterly cash distribution for the three month period ended December 31, 2015 of $0.4225 per unit. The distribution was paid on February 12, 2016 to all holders of record of common, subordinated, subordinated Series A units and general partner units on February 9, 2016. The aggregate amount of the declared distribution was $8,742.