Form 20-F
period 2016-12-31
Navios Maritime Midstream Partners LP
filed 2017-03-08
CIK 1617049

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

9,675,795 Common Units

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

Forward-looking statements appear in a number of places and include statements with respect to, among other things:

•	our ability to pay cash distributions to our unitholders;

•	our ability to maintain or develop new and existing customer relationships with major refined product importers and exporters, major crude oil companies and major commodity traders, operators and liner companies, including our ability to enter into long term charters for our vessels;

•	our ability to successfully grow our business and our capacity to manage our expanding business;

•	future levels of operating surplus and levels of distributions, as well as our future cash distribution policy;

•	our current and future business and growth strategies and other plans and objectives for future operations;

•	our future operating and financial results, including the amount of fixed hire and profit share that we may receive, our ability to identify and consummate desirable acquisitions, joint ventures or strategic alliances, business strategy, areas of possible expansion and expected capital expenditure or operating expenses;

•	tanker industry trends, including charter rates and vessel values and factors affecting vessel supply and demand as well as trends and conditions in the newbuilding markets and scrapping of vessels;

•	our future financial condition or results of operations and our future revenues and expenses, including revenues from any profit sharing arrangements, and required levels of reserves;

•	the loss of any customer or charter or vessel;

•	the aging of our vessels and resultant increases in operation and drydocking costs;

•	the ability of our vessels to pass classification inspection and vetting inspections by oil majors;

•	significant changes in vessel performance, including increased vessel breakdowns;

•	the creditworthiness of our charterers and the ability of our contract counterparties to fulfill their obligations to us;

•	our ability to maintain long-term relationships with major oil companies;

•	our ability to access debt, credit and equity markets;

•	changes in the availability and costs of funding due to conditions in the bank market, capital markets and other factors;

•	our ability to repay outstanding indebtedness, to obtain additional financing and to obtain replacement charters for our vessels, in each case, at commercially acceptable rates or at all;

•	estimated future maintenance and replacement expenditures;

•	future sales of our common units in the public market;

•	potential liability from litigation and our vessel operations, including discharge of pollutants;

•	our track record, and past and future performance, in safety, environmental and regulatory matters;

•	global economic outlook and growth and changes in general economic and business conditions;

•	general domestic and international political conditions, including wars, acts of piracy and terrorism;

•	changes in production of or demand for oil and petroleum products, either globally or in particular regions;

•	changes in the standard of service or the ability of our technical manager to be approved as required;

•	increases or decreases in domestic or worldwide oil consumption;

•	increases in costs and expenses, including but not limited to: crew wages, insurance, provisions, port expenses, lube oil, bunkers, repairs, maintenance and general and administrative expenses;

•	the adequacy of our insurance arrangements and our ability to obtain insurance and required certifications;

•	the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;

•	the changes to the regulatory requirements applicable to the shipping and oil transportation industry, including, without limitation, stricter requirements adopted by international organizations, such as the International Maritime Organization and the European Union, or by individual countries or charterers and actions taken by regulatory authorities and governing such areas as safety and environmental compliance;

•	the anticipated taxation of our partnership and our unitholders;

•	potential liability and costs due to environmental, safety and other incidents involving our vessels;

•	the effects of increasing emphasis on environmental and safety concerns by customers, governments and others, as well as changes in maritime regulations and standards;

•	our ability to retain key executive officers; and

•	our ability to leverage to our advantage Navios Maritime Acquisition Corporation’s (“Navios Acquisition”) relationships and reputation in the shipping industry.

These and other forward-looking statements are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties, including those set forth above, as well as those risks discussed in “Risk Factors”.

The forward-looking statements, contained in this Annual Report, are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated.

The forward looking statements involve known and unknown risks and are inherently subject to significant risks, uncertainties and contingencies, many of which are beyond our control. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

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

A. Selected Financial Data

The selected consolidated and combined historical financial information as of December 31, 2016 and 2015 and operating results for the years ended December 31, 2016, 2015 and 2014 were derived from our audited consolidated and combined financial statements of Navios Maritime Midstream Partners L.P. (sometimes referred to as “Navios Midstream”, the “Partnership”, “we” or “us”) that are included elsewhere in this Annual Report. The combined historical financial information as of December 31, 2014, 2013 and 2012 and the operating results for the years ended December 31, 2013 and 2012, have been derived from our audited combined financial statements which are not included in this document and are available at www.sec.gov. This information is qualified by reference to, and should be read in conjunction with, “Item 5. Operating and Financial Review and Prospects” and our consolidated and combined financial statements and notes thereto included elsewhere in this Annual Report.

	Year ended December 31,
	2016	2015	2014	2013	2012
	(Expressed in thousands of U.S. dollars— except unit and per unit data)
Statement of Operations Data
Revenue	$91,834	$83,362	$63,534	$63,659	$64,059
Time charter expenses	(1,466)	(1,100)	(762)	(900)	(1,185)
Direct vessel expenses	(3,093)	(1,602)	(1,283)	(1,919)	(1,898)
Management fees (entirely through related party transactions)	(20,862)	(17,613)	(14,166)	(14,600)	(14,640)
General and administrative expenses	(2,968)	(2,497)	(1,296)	(866)	(947)
Depreciation and amortization	(25,534)	(22,686)	(19,509)	(19,508)	(20,211)
Interest expense and finance cost	(12,843)	(10,830)	(25,473)	(31,249)	(31,803)
Loss on bond extinguishment	190	—	—	(23,188)	—
Other income	4	88	119	—	267
Other expenses	(372)	(50)	—	(74)	(15)
Net income/ (loss)	$24,890	$27,072	$1,164	$(28,645)	$(6,373)
Add: Predecessor net loss prior to initial public offering on November 18, 2014	—	—	1,387
Net income attributable to Navios Maritime Midstream Partners L.P. subsequent to initial public offering and limited partners’ interest in net income:	$24,890	$27,072	$2,551
Earnings per limited partner unit attributable to Navios Maritime Midstream Partners L.P. subsequent to initial public offering (basic and diluted):
Common unit holders	$1.19	$1.33	$0.13
Subordinated unit holders Series A	1.20	1.86	—
Subordinated unit holders	$1.19	$1.33	$0.13
General Partner	1.19	1.36	0.13
Weighted average units outstanding (basic and diluted)
Common units	9,457,455	9,342,692	9,342,692
Subordinated Series A units	1,592,920	859,740	—
Subordinated units	9,342,692	9,342,692	9,342,692
General Partner	415,286	398,880	381,334
Balance Sheet Data (at period end)
Current assets, including cash	$61,087	$45,860	$31,742	$45,944	$36,770
Vessels, net	378,444	400,192	320,229	336,452	352,674
Total assets	475,781	480,568	385,662 (1)	420,656 (1)	432,909 (1)
Current portion of long-term debt, net of deferred finance costs, discount and bond premium	661	643	10,022 (1)	—	—
Long-term debt, net of deferred finance costs, discount and bond premium	196,515	197,176	114,065 (1)	332,977 (1)	348,411 (1)
Total Partners’ Capital and Owner’s Net Investment	273,123	279,314	253,484	84,712	43,586
Cash Flow Data
Net cash provided by/(used in) operating activities	$49,738	$39,853	$27,261	$(39,054)	$5,247
Net cash used in investing activities	(500)	(72,252)	(52,314)	(4,531)	(31,225)
Net cash provided by financing activities	(34,281)	39,356	46,778	47,961	30,592
Cash distribution declared per unit	1.69	1.4448	—	—	—
Fleet Data
Vessels at end of period	6	6	4	4	4

(1)	The total assets, current portion of long-term debt, net of deferred finance costs, discount and bond premium and long-term debt, net of deferred finance costs, discount and bond premium presented in this table have been revised to reflect the adoption of ASU 2015-03. Refer to Note 2 to the consolidated and combined financial statements.

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

We may not have sufficient cash available each quarter to pay the minimum quarterly distribution of $0.4125 per common unit following the establishment of cash reserves and payment of fees and expenses or to maintain or increase distributions. The amount of cash we can distribute on our common units principally depends upon the amount of cash we generate from our operations, which may fluctuate based on numerous factors including, among other things:

•	the rates we obtain from our charters and the market for long-term charters when we recharter our vessels;

•	the level of our operating costs, such as the cost of crews and insurance, following the expiration of the fixed term of our management agreement pursuant to which we will pay a fixed daily fee until December 31, 2018;

•	the number of unscheduled off-hire days for our fleet and the timing of, and number of days required for, scheduled inspection, maintenance or repairs of submerged parts, or drydocking, of our vessels;

•	demand for crude oil;

•	supply of VLCCs;

•	prevailing global and regional economic and political conditions;

•	natural or man-made disasters that affect the ability of our vessels to use certain waterways; and

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business.

The actual amount of cash we will have available for distribution also will depend on other factors, some of which are beyond our control, such as:

•	the level of capital expenditures we make, including those associated with maintaining vessels, building new vessels, acquiring existing vessels and complying with regulations;

•	our debt service requirements and restrictions on distributions contained in our debt instruments;

•	interest rate fluctuations;

•	the cost of acquisitions, if any;

•	fluctuations in our working capital needs;

•	our ability to make working capital borrowings, including the payment of distributions to unitholders; and

•	the amount of any cash reserves, including reserves for future maintenance and replacement capital expenditures, working capital and other matters, established by our board of directors in its discretion.

The amount of cash we generate from our operations may differ materially from our profit or loss for the period, which will be affected by non-cash items. As a result of this and the other factors mentioned above, we may make cash distributions during periods when we record losses and may not make cash distributions during periods when we record net income.

Any limitation on the availability or operation of our six vessels could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

We operate exclusively in the tankers industry. Our lack of diversification makes us vulnerable to adverse developments in the tanker industry which would have a significantly greater impact on our business than if we owned and operated more diverse assets or engaged in more diverse lines of business, particularly if such developments occur at a time when our ships are not under charter or nearing the end of their charters.

We depend on certain customers for our revenue. Charterers may terminate or default on their obligations to us, which could materially adversely affect our results of operations and cash flow, and cash available for distribution to unitholders and the terms of the charters may be difficult to enforce.

We derive a significant part of our revenue from a number of charterers. For the year ended December 31, 2016, Cosco Dalian, Formosa Petrochemical and SK Shipping accounted for 70.6%, 15.7% and 13.7%, respectively, of our total revenue The loss of these or any of our customers, a customer’s failure to make payments or perform under any of the applicable charters, a customer’s termination of any of the applicable charters, the loss or damage beyond repair to any of our vessels, our failure to deliver the vessel within a fixed period of time or a decline in payments under the charters could have a material adverse effect on our business, results of operations and financial condition. The charter agreements for the VLCC vessels are governed by English law and provide for dispute resolution in English courts or London-based arbitral proceedings. There can be no assurance that we would be able to enforce any judgments against these charterers in jurisdictions where they are based or have their primary assets and operations. Even after a charter contract is entered, charterers may terminate charters early under certain circumstances. The events or occurrences that will cause a charter to terminate or give the charterer the option to terminate the charter generally include a total or constructive total loss of the related vessel, the requisition for hire of the related vessel, the event of war in specified countries, the vessel becoming subject to seizure for more than a specified number of days or the failure of the related vessel to meet specified performance criteria.

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

Following the expiration of their charter contracts and the redelivery of the Nave Celeste, the Shinyo Ocean and the Shinyo Kannika in the first quarter of 2017, Navios Midstream has entered into new charter contracts for the foregoing vessels with third parties. Those contracts provide for index linked charter rates or pool earnings as the case may be. Navios Acquisition has agreed to provide backstop commitments for a two-year period as of the redelivery of each of the vessels at a net rate of $35,000 per day for the Nave Celeste, $38,400 per day for the Shinyo Ocean and $38,025 per day for the Shinyo Kannika, if the actual rates achieved are below the agreed backstop rates for each of the vessels.

We cannot predict whether our charterers will, upon the expiration of their charters, re-charter our vessels on favorable terms or at all. If our charterers decide not to re-charter our vessels, we may not be able to re-charter them on terms similar to our current charters or at all. Even if we manage to successfully charter our vessels in the future, our charterers may go bankrupt or fail to perform their obligations under the charter agreements, they may delay payments or suspend payments altogether, they may terminate the charter agreements prior to the agreed-upon expiration date or they may attempt to renegotiate the terms of the charters. In the future, we may also employ our vessels on the spot charter market, which is subject to greater rate fluctuation than the time charter market. If we receive lower charter rates under replacement charters or are unable to re-charter all of our vessels, our results of operations and financial condition could be materially adversely affected.

Charter rates in the crude oil tankers sector in which we operate and in the product and chemical tanker sectors of the seaborne transportation industry have significantly declined from historically high levels in 2008 and may remain depressed or decline further in the future, which may adversely affect our earnings.

Charter rates in the crude oil, product and chemical tanker sectors have significantly declined from historically high levels in 2008 and may remain depressed or decline further. For example, the Baltic Dirty Tanker Index declined from a high of 2,347 in July 2008 to 453 in mid-April 2009, which represents a decline of approximately 81%. Since January 2015, it has traded between a low of 496 and a high of 1,088; as of March 2, 2017, it stood at 837. The Baltic Clean Tanker Index fell from 1,509 in the early summer of 2008 to 345 in April 2009, or an approximately 77% decline. It has traded between a low of 346 and a high of 867 since January 2015 and stood at 603 as of March 2, 2017. Of note is that Chinese imports of crude oil have steadily increased from three million barrels per day in 2008 to an all-time record of about 8.1 million barrels per day in September 2016 and the U.S. has steadily increased its total petroleum product exports by about 390% to about 4.5 million barrels per day in September 2016 from one million barrels per day in January 2006. If the tanker sector of the seaborne transportation industry, which has been highly cyclical, is depressed in the future at a time when we may want to sell a vessel, our earnings and available cash flow may be adversely affected. We cannot assure you that we will be able to successfully charter our vessels in the future at rates sufficient to allow us to operate our business profitably or to meet our obligations, including payment of debt service to our lenders. Our ability to renew the charters on vessels that we may acquire in the future, the charter rates payable under any replacement charters and vessel values will depend upon, among other things, economic conditions in the sector in which our vessels operate at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for the seaborne transportation of energy resources and commodities.

Spot market rates for tanker vessels are highly volatile and may decrease in the future, which may materially adversely affect our earnings in the event that our vessels are chartered in the spot market.

We may deploy some of our VLCCs or refined petroleum product tankers we may acquire in the future, LPG tankers and chemical tankers from time to time in the spot market. Although spot chartering is common in the refined petroleum product, chemical, LPG and crude oil sectors, refined petroleum product, chemical and LPG tanker and VLCCs’ charter hire rates are highly volatile and may fluctuate significantly based upon demand for seaborne transportation of crude oil, refined petroleum product, LPG and chemical, as well as tanker supply. The world oil demand is influenced by many factors, including international economic activity; geographic changes in oil production, processing, and consumption; oil price levels; inventory policies of the major oil and oil trading companies; and strategic inventory policies of countries such as the United States and China. Any successful operation of our vessels in the spot charter market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. Furthermore, as charter rates for spot charters are fixed for a single voyage that may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

The spot market is highly volatile, and, in the past, there have been periods when spot rates declined below the operating cost of vessels. In December 2015, VLCC time charter hire rates rose to rates not seen since early 2009 but they have since declined. The crude oil, refined petroleum product, LPG and chemical tanker charter market may not increase from present levels may even decline.

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

Our fleet of VLCCs is contractually committed to time charters, with the remaining terms of these charters expiring during the period from December 2018 (including the backstop period) through June 2026. We are not permitted to unilaterally terminate the charter agreements of the VLCCs due to upswings in the tanker industry cycle, when spot market voyages might be more profitable. We may also decide to sell a vessel in the future. In such a case, should we sell a vessel that is committed to a long-term charter, we may not be able to realize the full charter free fair market value of the vessel during a period when spot market charters are more profitable than the charter agreement under which the vessel operates. We may re-charter the VLCCs on long-term charters or charter them in the spot market or place them in pools upon expiration or termination of the vessels’ current charters. If we are not able to employ the VLCCs profitably under time charters or in the spot market, our results of operations and operating cash flow may suffer.

The cyclical nature of the tanker industry may lead to volatility in charter rates and vessel values, which could adversely affect our future earnings.

Oil has been one of the world’s primary energy sources for a number of decades. The global economic growth of previous years had a significant impact on the demand for oil and subsequently on the oil trade and the demand for shipping oil and oil products. However, the past several years were marked by a major economic slowdown which has had, and continues to have, a significant impact on world trade, including the oil trade. Global economic conditions remain fragile with significant uncertainty with respect to recovery prospects, levels of recovery and long-term economic growth effects. In particular, the uncertainty surrounding the future of the Eurozone, the economic prospects of the United States and the future economic growth of China, Brazil, Russia, India and other emerging markets are all expected to affect demand for product and crude tankers going-forward. Demand for oil and refined petroleum products remains lower than current supply as a result of the weak global economic environment and a general global trend towards energy efficient technologies, which in combination with the limited availability of trade credit and deteriorating international liquidity conditions, led to decreased demand for tanker vessels, creating downward pressure on charter rates. This economic downturn has also affected vessel values overall. Energy prices sharply declined from mid-2014 to mid-February 2016 primarily as a result of increased oil production worldwide. In response to this increased production, demand for tankers to move oil and refined petroleum products increased significantly and average spot and period charter rates for product and crude tankers rose to above historically average rates, but have since moderated. If oil demand grows in the future, it is expected to come primarily from emerging markets that have been historically volatile, such as China and India, and a slowdown in these countries’ economies may severely affect global oil demand growth, and may result in protracted, reduced consumption of oil products and a decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to make cash distributions. Should the Organization of the Petroleum Exporting Companies (“OPEC”) significantly reduce oil production or should there be significant declines in non-OPEC oil production, that may result in a protracted period of reduced oil shipments and a decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to make cash distributions.

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

The factors that influence demand for tanker capacity include:

•	demand for and supply of liquid cargoes, including petroleum and petroleum products;

•	developments in international trade;

•	waiting days in ports;

•	changes in oil production and refining capacity and regional availability of petroleum refining capacity;

•	environmental and other regulatory developments;

•	global and regional economic conditions;

•	the distance chemicals, petroleum and petroleum products are to be moved by sea;

•	changes in seaborne and other transportation patterns, including changes in distances over which cargo is transported due to geographic changes in where oil is produced, refined and used;

•	competition from alternative sources of energy;

•	armed conflicts and terrorist activities;

•	natural or man-made disasters that affect the ability of our vessels to use certain waterways;

•	political developments; and

•	embargoes and strikes.

The factors that influence the supply of tanker capacity include:

•	the number of newbuilding deliveries;

•	the scrapping rate of older vessels;

•	port or canal congestion;

•	the number of vessels that are used for storage or as floating storage offloading service vessels;

•	the conversion of tankers to other uses, including conversion of vessels from transporting oil and oil products to carrying drybulk cargo and the reverse conversion;

•	availability of financing for new tankers;

•	the phasing out of single-hull tankers due to legislation and environmental concerns;

•	the price of steel;

•	the number of vessels that are out of service;

•	national or international regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage; and

•	environmental concerns and regulations, including ballast water management and low sulphur fuel consumption regulations.

Furthermore, the extension of refinery capacity in China, India and particularly the Middle East through 2018 is expected to exceed the immediate consumption in these areas, and an increase in exports of refined oil products is expected as a result. This coupled with announced refinery closures in Australia, Japan and Europe should increase trade in refined oil products.

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

The market supply of tankers is affected by a number of factors, such as demand for energy resources and primarily oil and petroleum products, level of charter hire rates, asset and newbuilding prices, availability of financing as well as overall economic growth in parts of the world economy, including Asia, and has been increasing as a result of the delivery of substantial newbuilding orders over the last few years. We believe that the current order book for tanker vessels represents a significant percentage of the existing fleet; however the percentage of the total tanker fleet on order as a percent of the total fleet declined from 48% in 2008 to 13% as of the beginning of February 2017. If the capacity of new ships delivered exceeds the capacity of tankers being scrapped and lost, tanker capacity will increase. If the supply of tanker capacity increases and if the demand for tanker capacity does not increase correspondingly, charter rates and vessel values could materially decline. If such a reduction occurs as our charters expire, we may only be able to recharter our vessels at reduced or unprofitable rates as their current charters expire, or we may not be able to charter these vessels at all, which could lead to a material adverse effect on our results of operations.

Increasing self-sufficiency in energy by the United States could lead to a decrease in imports of oil to that country, which to date has been one of the largest importers of oil worldwide.

The United States is expected to overtake Saudi Arabia as the world’s top oil producer by 2018, according to the 2016 annual Medium-Term Oil Market Report by the International Energy Agency (“IEA”). The steep rise in shale oil and gas production is expected to push the country toward self-sufficiency in energy. In recent years the share of total U.S. consumption met by total liquid fuel net imports, including both crude oil and products, has been decreasing since peaking at over 60% in 2005. The IEA said that U.S. crude oil imports will rebound in 2016 as domestic production slows but, overall, will decline over the period from 2015 through 2021. A slowdown in oil imports to or exports from the United States, one of the most important oil trading nations worldwide, may result in decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to make cash distributions.

A number of third party owners have ordered so-called modern vessel which offer substantial bunker savings as compared to older vessels. Increased demand for and supply of modern vessels could reduce demand for our existing, older vessels and expose us to lower vessel utilization and/or decreased charter rates.

The VLCC newbuilding order book as of the end of February 2017 is estimated at 86 vessels or 12% of the current VLCC fleet according to Clarksons Research Services Limited. The majority of these orders are based on vessel improvements such as improved propulsion system or new point systems, which purport to offer material bunker savings compared to older vessels, which include certain of our vessels. Such savings could result in a substantial reduction of bunker cost for charterers compared to such vessels of ours. As the supply of such modern vessel increases and if charterers prefer such vessels over our vessels, this may reduce demand for our existing, older vessels, impair our ability to recharter such vessels at competitive rates and have a material adverse effect on our cash flows and operations.

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

Due to the sharp decline in world trade and tanker charter rates, the market values of our vessels and of tankers generally, are currently significantly lower than they would have been prior to the downturn in the second half of 2008. In the last ten years, the highest values for VLCCs occurred in mid 2008. The lowest prices for VLCCs occurred in the middle of 2013 and values improved but weakened since then. For example, in July 2008, a five-year-old VLCC was valued by Clarksons at $165 million compared to a value of $55 million in June 2013 and at $80 million in January 2016 but stood at $62 million in February 2017. Vessel values may remain at current or lower levels for a prolonged period of time and can fluctuate substantially over time due to a number of different factors, including:

•	prevailing level of charter rates;

•	general economic and market conditions affecting the shipping industry;

•	competition from other shipping companies;

•	types and sizes of vessels;

•	where the ship was built and as-built specification;

•	lifetime maintenance record;

•	supply and demand for vessels;

•	other modes of transportation;

•	cost of newbuildings;

•	governmental or other regulations, including environmental or pollution conventions or protocols;

•	technological advances; and

•	ability of buyers to access financing and capital.

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

Our significant maintenance and replacement capital expenditures will reduce the amount of cash we have available for distribution to our unitholders. Any costs associated with scheduled drydocking will be paid to Navios Tankers Management Inc. (the “Manager”) at cost under a management agreement. The initial term of the management agreement (the “Management Agreement”) expires in November 2019. Pursuant to the terms of the Management Agreement, as amended in October 2016, we will pay the Manager a fixed daily fee of $9,500 per owned VLCC vessel, until December 2018. During the remaining year of the initial term of the Management Agreement, we expect that we will reimburse Navios Tankers Management for all of the actual operating costs and expenses it incurs in connection with the management of our fleet.

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

Our ability to enter into new charters and expand our customer relationships will depend largely on our ability to leverage our relationship with Navios Holdings, Navios Acquisition and their reputations and relationships in the shipping industry. If Navios Holdings or Navios Acquisition suffers material damage to their reputations or relationships, it may harm our ability to:

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

While we have no specific plans, we do intend to continue to expand our fleet in the future. Our growth will depend on:

•	locating and acquiring suitable vessels;

•	identifying reputable shipyards with available capacity and contracting with them for the construction of new vessels;

•	integrating any acquired business or vessels successfully with our existing operations;

•	enhancing our customer base;

•	managing our expansion;

•	obtaining required financing, which could include debt, equity or combinations thereof; and

•	Improve operating and financial system and controls.

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

In addition, our business plan and strategy is predicated on buying vessels in a market at what we believe is near the low, but recovering phase of the periodic cycle in what has typically been a cyclical industry. However, there is no assurance that charter rates and vessels asset values will not sink lower, or that there will be an upswing in shipping costs or vessel asset values in the near-term or at all, in which case our business plan and strategy may not succeed in the near-term or at all. Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty experienced in obtaining additional qualified personnel and managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures. We may not be successful in growing and may incur significant expenses and losses.

Our future capital needs are uncertain and we may need to raise additional funds in the future.

In the future, we may need to raise additional capital to maintain, replace and expand the operating capacity of our fleet and fund our operations. Among other things, we hold options to acquire up to three VLCCs from Navios Acquisition at fair market value and we do not currently have financing sources in place to fund the acquisition of these vessels. Our future funding requirements will depend on many factors, including the cost and timing of vessel acquisitions, and the cost of retrofitting or modifying existing ships as a result of technological advances in ship design or equipment, changes in applicable environmental or other regulations or standards, customer requirements or otherwise.

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

We use the master limited partnership (“MLP”) structure for accessing debt and equity markets to finance our growth and repay or refinance our debt. The recent volatility in energy prices has contributed to volatility in equity and debt pricing for MLPs. This may affect our ability to access the equity and debt capital markets.

The fall in energy prices and, in particular, the price of oil, among other factors, has contributed to increased volatility in the pricing of MLPs and the energy debt markets, as a number of MLPs and other energy companies may be adversely affected by an environment of lower energy prices. A number of MLPs, including certain maritime MLPs, have reduced or eliminated their distributions to unitholders. We rely on our ability to raise capital in the equity and debt markets to grow our fleet and to refinance our debt. Protracted volatility may affect our ability to access capital markets.

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

Our growth depends on continued growth in world and regional demand for crude oil, refined petroleum products, LPG and bulk liquid chemicals and the transportation of such cargoes by sea, which could be negatively affected by a number of factors, including:

•	the economic and financial developments globally, including actual and projected global economic growth;

•	fluctuations in the actual or projected price of crude oil, refined petroleum products or bulk liquid chemicals;

•	refining capacity and its geographical location;

•	increases in the production of oil or natural gas (of which LPG is a byproduct) in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-oil pipelines to oil pipelines in those markets;

•	decreases in the consumption of oil or natural gas due to increases in its price relative to other energy sources, other factors making consumption of oil or natural gas less attractive or energy conservation measures;

•	availability of new, alternative energy sources; and

•	negative or deteriorating global or regional economic or political conditions, particularly in oil-consuming regions, which could reduce energy consumption or its growth.

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

We employ our tanker vessels (or will employ in the case of any product, chemical or LPG tanker vessels that we may acquire) in the highly competitive crude oil, product, chemical and LPG tanker sectors of the shipping industry that is capital intensive and fragmented. Competition arises primarily from other vessel owners, including major oil companies and traders as well as independent tanker companies, some of whom have substantially greater resources and experience than us. Competition for the chartering of tankers can be intense and depends on price, location, size, age, condition and the acceptability of the vessel and its managers to the charterers. Such competition has been enhanced as a result of the downturn in the shipping industry, which has resulted in an excess supply of vessels and reduced charter rates.

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

Our potential receipt of newbuildings could be delayed, canceled, or otherwise not completed because of:

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

Among the factors that could lead to a decrease in demand for exported Arabian Gulf and West African crude oil are:

•	increased use of existing and future crude oil pipelines serving crude oil consumers;

•	increased demand for crude oil in the Arabian Gulf or West African regions;

•	a decision by OPEC or other petroleum exporters to increase their crude oil prices or to further decrease or limit their crude oil production;

•	any increase in refining of crude into petroleum products for domestic consumption or export;

•	armed conflict or acts of piracy in the Arabian Gulf or West Africa and political or other factors;

•	increased oil production in other regions, such as the United States, Russia and Latin America; and

•	the development and the relative costs of nuclear power, natural gas, coal and other alternative sources of energy.

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

China imports significant quantities of crude oil and trades significant quantities of petroleum products. For example in 2016, China imported about 354 million tons of crude oil by sea compared with crude oil imports to the United States of about 252 million tons. Our tanker vessels are deployed by our charterers on routes involving crude oil and petroleum product trades in and out of emerging markets, and our charterers’ oil shipping and business revenue may be derived from the shipment of goods within and to the Asia Pacific region from various overseas export markets. Any reduction in or hindrance to China-based importers could have a material adverse effect on the growth rate of China’s imports and on our charterers’ business. For instance, the government of China has implemented economic policies aimed at reducing pollution and increasing the strategic stock piling of crude oil. Should these policies change, this may have the effect of reducing crude oil imports or petroleum product exports and may, in turn, result in a decrease in demand for oil shipping. Additionally, though in China there is an increasing level of autonomy and a gradual shift in emphasis to a “market economy” and enterprise reform, many of the reforms, particularly some limited price reforms that result in the prices for certain commodities being principally determined by market forces, are unprecedented or experimental and may be subject to revision, change or abolition. The level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government. Although China exerts a large effect on the seaborne market for crude oil and petroleum products, any decreases in trade in those commodities by any of the countries in other major trading regions in North America, Europe and Asia could depress time charter rates which could have a material adverse effect on our business, results of operations, financial condition and our ability to pay cash distributions to our unitholders.

Our operations expose us to the risk that increased trade protectionism from China, the United States or other nations will adversely affect our business. If the global recovery is undermined by downside risks and the recent economic downturn returns, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing the demand for shipping. Specifically, increasing trade protectionism in the markets that our charterers serve may cause (i) a decrease in cargoes available to our charterers in favor of Chinese charterers and Chinese owned ships and (ii) an increase in the risks associated with importing goods to China. Any increased trade barriers or restrictions on trade, especially trade with China, would have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations, financial condition and our ability to pay cash distributions to our unitholders.

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

Under our time charter agreements, the charterer is responsible for substantially all of the voyage expenses, including port and canal charges and fuel costs, and we are generally responsible for vessel operating expenses. Vessel operating expenses are the costs of operating a vessel, primarily consisting of crew wages and associated costs, insurance premiums, management fees, lubricants and spare parts and repair and maintenance costs. In particular, the cost of fuel is a significant factor in negotiating charter rates. As a result, an increase in the price of fuel beyond our expectations may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil, actions by members of OPEC and other oil and gas producers, war, terrorism and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations.

We have fixed the fees for ship management services of our owned fleet, provided by a subsidiary of Navios Holdings, through December 2018 at $9,500 per day per vessel. Drydocking expenses under our Management Agreement are reimbursed at cost for all vessels.

We generally receive a daily rate for the use of our vessels, which is fixed through the term of the applicable charter agreement. Our charter agreements do not provide for any increase in the daily hire rate in the event that vessel-operating expenses increase during the term of the charter agreement. The charter agreements of our VLCC vessels expire during the period from and including December 2018 through June 2026. Because of the long-term nature of these charter agreements, incremental increases in our vessel operating expenses over the term of a charter agreement will effectively reduce our operating income and, if such increases in operating expenses are significant, adversely affect our business, financial condition and results of operations.

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

Additional conventions, laws and regulations may be adopted that could limit our ability to do business, require capital expenditures or otherwise increase our cost of doing business, which may materially adversely affect our operations, as well as the shipping industry generally. For example, in various jurisdictions, legislation has been enacted, or is under consideration, that would impose more stringent requirements on air pollution and effluent discharges from our vessels. For example, the IMO periodically proposes and adopts amendments to revise the International Convention for the Prevention of Pollution from Ships (“MARPOL”), such as the revision to Annex VI which came into force on July 1, 2010. The revised Annex VI implements a phased reduction of the sulfur content of fuel and allows for stricter sulfur limits in designated emission control areas (“ECAs”). Thus far, ECAs have been formally adopted for the Baltic Sea area (limits SOx emissions only); the North Sea area including the English Channel (limiting SOx emissions only) and the North American ECA (which came into effect on August 1, 2012 limiting SOx, NOx and particulate matter emissions). In October 2016, the IMO approved the designation of the North Sea and the Baltic Sea as ECAs for NOx under Annex VI, which is scheduled for adoption in 2017 and would take effect in January 2021. The United States Caribbean Sea ECA entered into force on January 1, 2013 and has been effective since January 1, 2014, limiting SOx, NOx and particulate matter emissions. In January 2015, the limit for fuel oil sulfur levels fell to 0.10% mass by mass (“m/m”) in ECAs established to limit SOx and particulate matter emissions.

After considering the issue for many years, the IMO announced on October 27, 2016 that it was proceeding with a requirement for 0.5% m/m sulfur content in marine fuel (down from current levels of 3.5%) outside the ECAs starting on January 1, 2020. Under Annex VI, the 2020 date was subject to review as to the availability of the required fuel oil. Annex VI required the fuel availability review to be completed by 2018 but was ultimately completed in 2016. Therefore, by 2020, ships will be required to remove sulfur from emissions through the use of emission control equipment, or purchase marine fuel with 0.5% sulfur content, which may see increased demand and higher prices due to supply constraints. Installing pollution control equipment or using lower sulfur fuel could result in significantly increased costs to our company. Similarly MARPOL Annex VI requires Tier III standards for NOx emissions to be applied to ships constructed and engines installed in ships operating in NOx ECAs from January 1, 2016.

California has adopted more stringent low sulfur fuel requirements within California-regulated waters. In addition, the IMO, the United States and states within the United States have proposed or implemented requirements relating to the management of ballast water to prevent the harmful effects of foreign invasive species.

In February 2004, the IMO adopted the International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”). The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, as well as other obligations including recordkeeping requirements and implementation of a Ballast Water and Sediments Management Plan. The BWM Convention stipulates that it will enter into force twelve months after it has been adopted by at least 30 states, the combined merchant fleets of which represent at least 35% of the gross tonnage of the world’s merchant shipping. With Finland’s accession to the Agreement on September 8, 2016, the 35% threshold was reached, and the BWM convention will enter into force on September 8, 2017. Thereafter, on October 19, 2016, Panama also acceded to the BWM convention, adding its 18.02% of world gross tonnage. As of February 7, 2017, the BWM Convention had 54 contracting states for 53.30% of world gross tonnage. The BWM Convention requires ships to manage ballast water in a manner that removes, renders harmless or avoids the update or discharge of aquatic organisms and pathogens within ballast water and sediment. Recently updated Ballast Water and Sediment Management Plan guidance includes more robust testing and performance specifications. The entry of the BWM Convention and revised guidance will likely result in additional compliance costs.

The operation of vessels is also affected by the requirements set forth in the International Safety Management Code (the “ISM Code”). The ISM Code requires ship owners and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe vessel operation and describing procedures for dealing with emergencies. Further to this, the IMO has introduced the first ever mandatory measures for an international greenhouse gas reduction regime for a global industry sector. These energy efficiency measures took effect on January 1, 2013 and apply to all ships of 400 gross tonnage and above. They include the development of a ship energy efficiency management plan (“SEEMP”) which is akin to a safety management plan, with which the industry will have to comply. The failure of a ship owner or bareboat charterer to comply with the ISM Code and IMO measures may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports.

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

For vessel operations not covered by the CLC, including those operated under our fleet, at present, international liability for oil pollution is governed by the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”). In 2001, the IMO adopted the Bunker Convention, which imposes strict liability on ship owners for pollution damage and response costs incurred in contracting states caused by discharges, or threatened discharges, of bunker oil from all classes of ships not covered by the CLC. The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance to cover their liability for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime, including liability limits calculated in accordance with the Convention on Limitation of Liability for Maritime Claims 1976, as amended (the “1976 Convention”), discussed in more detail in the following paragraph. The Bunker Convention became effective in contracting states on November 21, 2008 and, as of February 07, 2017, had 83 contracting states. In non-contracting states, liability for such bunker oil pollution typically is determined by the national or other domestic laws in the jurisdiction where the spillage occurs.

The CLC and Bunker Convention also provide vessel owners a right to limit their liability, depending on the applicable national or international regime. The CLC includes its own liability limits. The 1976 Convention is the most widely applicable international regime limiting maritime pollution liability. Rights to limit liability under the 1976 Convention are forfeited where a spill is caused by a ship owner’s intentional or reckless conduct. Certain jurisdictions have ratified the IMO’s Protocol of 1996 to the 1976 Convention, referred to herein as the “Protocol of 1996.” The Protocol of 1996 provides for substantially higher liability limits in those jurisdictions than the limits set forth in the 1976 Convention. Finally, some jurisdictions, such as the United States, are not a party to either the 1976 Convention or the Protocol of 1996, and, therefore, a ship owner’s rights to limit liability for maritime pollution in such jurisdictions may be uncertain.

Environmental legislation in the United States merits particular mention as it is in many respects more onerous than international laws, representing a high-water mark of regulation with which ship owners and operators must comply, and of liability likely to be incurred in the event of non-compliance or an incident causing pollution. Such regulation may become even stricter if laws are changed as a result of the April 2010 Deepwater Horizon oil spill in the Gulf of Mexico (the “Deepwater Horizon incident”). In the United States, the OPA establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from cargo and bunker oil spills from vessels, including tankers. The OPA covers all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone. Under the OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or substantial threats of discharges, of oil from their vessels. In response to the Deepwater Horizon incident, the U.S. House of Representatives passed and the U.S. Senate considered but did not pass a bill to strengthen certain requirements of the OPA; similar legislation may be introduced in the future.

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

In recent years, the EU has become increasingly active in the field of regulation of maritime safety and protection of the environment. In some areas of regulation the EU has introduced new laws without attempting to procure a corresponding amendment to international law. Notably, in 2005 the EU adopted a directive, as amended in 2009, on ship-source pollution, imposing criminal sanctions for pollution not only where pollution is caused by intent or recklessness (which would be an offence under MARPOL), but also where it is caused by “serious negligence.” The concept of “serious negligence” may be interpreted in practice to be little more than ordinary negligence. The directive could therefore result in criminal liability being incurred in circumstances where it would not be incurred under international law. In February 2017, EU members states met to consider independently regulating the shipping industry under the Emissions Trading System (“ETS”), which requires ETS-regulated businesses to report on carbon emissions and provides for a credit trading system for carbon allowances. On February 15, 2017, European Parliament voted in favor of a bill to include maritime shipping in the ETS by 2023 if the IMO has not promulgated a comparable system by 2021. If the bill becomes law, the ETS may result in additional compliance costs for our vessels.

In response to the Deepwater Horizon incident, the European Union issued “Directive 2013/30/EU of the European Parliament and of the Council of June 12, 2013 on safety of offshore oil and gas operations.” The objective of this Directive is to reduce as far as possible the occurrence of major accidents relating to offshore oil and gas operations and to limit their consequences, thus increasing the protection of the marine environment and coastal economies against pollution, establishing minimum conditions for safe offshore exploration and exploitation of oil and gas and limiting possible disruptions to Union indigenous energy production, and to improve the response mechanisms in case of an accident. The Directive was implemented on July 19, 2015. As far as the environment is concerned, the UK has various new or amended regulations such as: the Offshore Petroleum Activities (Offshore Safety Directive) (Environmental Functions) Regulations 2015 (“OSDEF”), the 2015 amendments to the Merchant Shipping (Oil Pollution Preparedness, Response and Cooperation Convention) Regulations 1998 (“OPRC 1998”) and other environmental Directive requirements, specifically the Environmental Management System. The Offshore Petroleum Licensing (Offshore Safety Directive) Regulations 2015 will implement the licensing Directive requirements.

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

We believe that our success depends on the continued contributions of the members of our senior management team, including Angeliki Frangou, our Chairman and Chief Executive Officer. The loss of the services of Ms. Frangou or one of our other executive officers or senior management members could impair our ability to identify and secure new charter contracts, to maintain good customer relations and to otherwise manage our business, which could have a material adverse effect on our financial performance and our ability to compete.

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

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002 (the “MTSA”) came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea (the “SOLAS”) created a new chapter of the convention dealing specifically with maritime security. The new chapter went into effect in July 2004, and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facilities Security Code (the “ISPS Code”). Among the various requirements are:

•	on-board installation of automatic information systems (“AIS”), to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans; and

•	compliance with flag state security certification requirements.

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

The operation of ocean-going vessels entails certain inherent risks that may adversely affect our business and reputation. Our vessels and their cargoes are at risk of being damaged or lost due to events such as:

•	damage or destruction of a vessel due to marine disaster such as a collision;

•	the loss of a vessel due to piracy and terrorism;

•	cargo and property losses or damage as a result of the foregoing or less drastic causes such as human error, mechanical failure and bad weather;

•	environmental accidents as a result of the foregoing;

•	business interruptions and delivery delays caused by mechanical failure, human error, acts of piracy, war, terrorism, political action in various countries, labor strikes, potential government expropriation of our vessels or adverse weather conditions; and

•	other events and circumstances.

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

The operation of ocean-going vessels in international trade is inherently risky. Although we carry insurance for our fleet against risks commonly insured against by vessel owners and operators, including hull and machinery insurance, war risks insurance and protection and indemnity insurance (which include environmental damage and pollution insurance), all risks may not be adequately insured against, and any particular claim may not be paid. We do not currently maintain off-hire insurance, which would cover the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled drydocking due to damage to the vessel from accidents. Other events that may lead to off-hire periods include natural or man-made disasters that result in the closure of certain waterways and prevent vessels from entering or leaving certain ports. Accordingly, any extended vessel off-hire, due to an accident or otherwise, could have a material adverse effect on our business. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material.

We may be unable to procure adequate insurance coverage at commercially reasonable rates in the future. For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. A catastrophic oil spill or marine disaster could exceed our insurance coverage, which could harm our business, financial condition and operating results. Changes in the insurance markets attributable to terrorist attacks may also make certain types of insurance more difficult for us to obtain. In addition, the insurance that may be available to us may be significantly more expensive than our existing coverage. We do not carry strike insurance, and are therefore exposed to substantial financial risk if our crew members engage in a strike, lockout or other action.

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

We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar-denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, decreasing our income. A greater percentage of our transactions and expenses in the future may be denominated in currencies other than the U.S. dollar. As part of our overall risk management policy, we will attempt to hedge these risks in exchange rate fluctuations from time to time. We may not always be successful in such hedging activities and, as a result, our operating results could suffer as a result of un-hedged losses incurred as a result of exchange rate fluctuations. For example, as of December 31, 2016, the value of the U.S. dollar as compared to the Euro decreased by approximately 3.6% compared with the respective value as of December 31, 2015. A greater percentage of our transactions and expenses in the future may be denominated in currencies other than the U.S. dollar.

Disruptions in world financial markets and the resulting governmental action in Europe, the United States and in other parts of the world could have a material adverse impact on our ability to obtain financing required to acquire vessels or new businesses. Furthermore, such a disruption would materially adversely affect our results of operations, financial condition and cash flows.

Global financial markets and economic conditions have been severely disrupted and volatile in recent years and remain subject to significant vulnerabilities, such as the deterioration of fiscal balances and the rapid accumulation of public debt, continued deleveraging in the banking sector and a limited supply of credit. Recent conflicts in Iraq, Afghanistan, Syria, Ukraine, other current conflicts, and continuing concerns relating to the European sovereign debt crisis have led to increased volatility in global credit and equity markets. Several European countries, including Greece, have been affected by increasing public debt burdens and weakening economic growth prospects. In recent years, Standard and Poor’s Rating Services and Moody’s Investors Service downgraded the long-term ratings of most European countries’ sovereign debt and initiated negative outlooks. Such downgrades could negatively affect those countries’ ability to access the public debt markets at reasonable rates or at all, materially affecting the financial conditions of banks in those countries, including those with which we maintain cash deposits and equivalents, or on which we rely on to finance our vessel and new business acquisitions. Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. We maintain cash deposits and equivalents in excess of government-provided insurance limits at banks in Greece and other European countries, which may expose us to a loss of cash deposits or cash equivalents.

The credit markets worldwide and in the United States have experienced significant contraction, de-leveraging and reduced liquidity, and the U.S. federal government, state governments and foreign governments took highly significant measures in response to such events, including the enactment of the Emergency Economic Stabilization Act of 2008 in the United States, and may implement other significant responses in the future. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The SEC, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws. Any changes to securities, tax, environmental, or other laws or regulations, could have a material adverse effect on our results of operations, financial condition or cash flows, and could cause the market price of our common units to decline.

Recently, a number of financial institutions have experienced serious financial difficulties and, in some cases, have entered bankruptcy proceedings or are in regulatory enforcement actions. These difficulties resulted, in part, from declining markets for assets held by such institutions, particularly the reduction in the value of their mortgage and asset-backed securities portfolios. These difficulties were compounded by financial turmoil affecting the world’s debt, credit and capital markets, and the general decline in the willingness by banks and other financial institutions to extend credit, particularly to the shipping industry due to the historically low vessel earnings and values, and, in part, due to changes in overall banking regulations (for example, Basel III). As a result, the ability of banks and credit institutions to finance new projects, including the acquisition of new vessels in the future, were for a time uncertain. Following the stress tests run by the European Central Bank, revised capital ratios have been communicated to European banks. This has reduced the uncertainty following the difficulties of the past several years, but it has also led to changes in each bank’s lending policies and ability to provide financing or refinancing. A recurrence of global economic weakness may adversely affect the financial institutions that provide our credit facilities and may impair their ability to continue to perform under their financing obligations to us, which could have an impact on our ability to fund current and future obligations.

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

In addition, the economic uncertainty worldwide has made demand for shipping services volatile and has reduced charter rates, which may adversely affect our results of operations and financial condition. Currently, the economies of the United States, the European Union, China, Japan, other Asian Pacific countries and India are the main driving force behind the development in seaborne transportation. Reduced demand from such economies has in the past driven decreased rates and vessel values and could do so in the future.

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

We could face risks attendant to changes in economic environments, changes in interest rates and instability in certain securities markets, among other factors. Major market disruptions and the uncertainty in market conditions and the regulatory climate in the United States, Europe and worldwide could adversely affect our business or impair our ability to borrow amounts under any future financial arrangements. The current market conditions may last longer than we anticipate. These recent and developing economic and governmental factors could have a material adverse effect on our results of operations, financial condition or cash flows. Because international tanker companies often generate most or all of their revenues in U.S. dollars but incur a portion of their expenses in other currencies, exchange rate fluctuations could cause us to suffer exchange rate losses, thereby increasing expenses and reducing income.

Acts of piracy on ocean-going vessels have increased in frequency and magnitude, which could adversely affect our business.

The shipping industry has historically been affected by acts of piracy in regions such as the South China Sea, the Indian Ocean, the Gulf of Aden off the coast of Somalia and the Red Sea. Although the frequency of sea piracy worldwide has decreased in recent years, sea piracy incidents continue to occur, particularly in the Gulf of Aden and towards the Mozambique Channel in the North Indian Ocean and increasingly in the Gulf of Guinea. A significant example of the heightened level of piracy came in February 2011 when the M/V Irene SL, a crude oil tanker in the Arabian Sea which was not affiliated with us, was captured by pirates in the Arabian Sea while carrying crude oil estimated to be worth approximately $200 million. In December 2009, the Navios Apollon, a vessel owned by Navios Maritime Partners L.P. (“Navios Partners”), was seized by pirates 800 miles off the coast of Somalia while transporting fertilizer from Tampa, Florida to Rozi, India and was released on February 27, 2010. In January 2014, the Nave Atropos, a vessel owned by Navios Acquisition, came under attack from a pirate action group in international waters off the coast of Yemen and in February 2016, the Nave Jupiter, a vessel also owned by Navios Acquisition, came under attack from pirate action groups on her way out from her loading terminal about 50 nautical miles off Bayelsa, Nigeria. In both instances, the crew and the on-board security team successfully implemented the counter piracy action plan and standard operating procedures to deter the attack with no consequences to the vessels or their crew. These piracy attacks have resulted in regions (in which our vessels are deployed) being characterized by insurers as “war risk” zones or Joint War Committee “war and strikes” listed areas. Premiums payable for insurance coverage could increase significantly and insurance coverage may be more difficult to obtain. Crew costs, including those due to employing onboard security guards, could increase in such circumstances. While the use of security guards is intended to deter and prevent the hijacking of our vessels, it could also increase our risk of liability for death or injury to persons or damage to personal property. In addition, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and it is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and cash flows. Acts of piracy on ocean-going vessels could adversely affect our business and operations.

The employment of our vessels could be adversely affected by an inability to clear the oil majors’ risk assessment process, and we could be in breach of our charter agreements with respect to the VLCCs.

The shipping industry, and especially the shipment of crude oil, refined petroleum products (clean and dirty) and bulk liquid chemicals, has been, and will remain, heavily regulated. The so-called “oil majors,” such as Exxon Mobil, BP p.l.c., Royal Dutch Shell plc., Chevron, ConocoPhillips and Total S.A. together with a number of commodities traders, represent a significant percentage of the production, trading and shipping logistics (terminals) of crude oil and refined products worldwide. Concerns for the environment have led the oil majors to develop and implement a strict ongoing due diligence process when selecting their commercial partners. This vetting process has evolved into a sophisticated and comprehensive risk assessment of both the vessel operator and the vessel, including physical ship inspections, completion of vessel inspection questionnaires performed by accredited inspectors and the production of comprehensive risk assessment reports. In the case of term charter relationships, additional factors are considered when awarding such contracts, including:

•	office assessments and audits of the vessel operator;

•	the operator’s environmental, health and safety record;

•	compliance with the standards of the IMO, a United Nations agency that issues international trade standards for shipping;

•	compliance with oil majors’ codes of conduct, policies and guidelines, including transparency, anti-bribery and ethical conduct requirements and relationships with third parties;

•	compliance with heightened industry standards that have been set by several oil companies;

•	shipping industry relationships, reputation for customer service, technical and operating expertise;

•	shipping experience and quality of ship operations, including cost-effectiveness;

•	quality, experience and technical capability of crews;

•	the ability to finance vessels at competitive rates and overall financial stability;

•	relationships with shipyards and the ability to obtain suitable berths;

•	construction management experience, including the ability to procure on-time delivery of new vessels according to customer specifications;

•	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and

•	competitiveness of the bid in terms of overall price.

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

Iran

During the last few years, the scope of sanctions imposed against the government of Iran and persons engaging in certain activities or doing certain business with and relating to Iran was expanded by a number of jurisdictions, including the United States, the European Union and Canada. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act (“CISADA”), which expanded the scope of the former Iran Sanctions Act. The scope of U.S. sanctions against Iran were expanded subsequent to CISADA by, among other U.S. laws, the National Defense Authorization Act of 2012 (the “2012 NDAA”), the Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRA”), Executive Order 13662, and the Iran Freedom and Counter-Proliferation Act of 2012 (“IFCA”). The foregoing laws, among other things, expanded the application of prohibitions to non-U.S. companies, such as our company, and introduced limits on the ability of companies and persons to do business or trade with Iran when such activities relate to specific activities such as investment in Iran, the supply or export of refined petroleum or refined petroleum products to Iran, the supply and delivery of goods to Iran which could enhance Iran’s petroleum or energy sectors, and the transportation of crude oil from Iran to countries which do not enjoy Iran crude oil sanctions waivers (our tankers called in Iran but did not engage in the prohibited activities specifically identified by these sanctions). U.S. economic sanctions on Iran fall into two general categories: “Primary” sanctions, which prohibit U.S. companies and their foreign branches, U.S. citizens, U.S. permanent residents, persons within the territory of the United States from engaging in all direct and indirect trade and other transactions with Iran without U.S. government authorization, and “secondary” sanctions, which are mainly nuclear-related sanctions. While most of the nuclear-related sanctions with respect to Iran (including, inter alia, CISADA, ITRA, and IFCA) were lifted on January 16, 2016 through the implementation of the Joint Comprehensive Plan of Action (“JCPOA”) entered into between the permanent members of the United Nations Security Council (China, France, Russia, the United Kingdom and the United States) and Germany, there are still certain limitations in place with which we need to comply. The primary sanctions with which U.S. persons or transactions with a U.S. nexus must comply are still in force and have not been lifted or relaxed, except in a very limited fashion. Additionally, the sanctions lifted under the JCPOA could be reimposed (“snapped back”) at any time if Iran violates the JCPOA.

After the lifting of most of the nuclear-related sanctions on January 16, 2016, EU sanctions remain in place in relation to the export of arms and military goods listed in the EU common military list, missiles-related goods and items that might be used for internal repression. The main nuclear-related EU sanctions which remain in place include restrictions on:

i.	Graphite and certain raw or semi-finished metals such as corrosion-resistant high-grade steel, iron, aluminium and alloys, titanium and alloys and nickel and alloys (as listed in Annex VIIB to EU Regulation 267/2012 as updated by EU Regulation 2015/1861 (the “EU Regulation”);

ii.	Goods listed in the Nuclear Suppliers Group list (listed in Annex I to the EU Regulation);

iii.	Goods that could contribute to nuclear-related or other activities inconsistent with the JCPOA (as listed in Annex II to the EU Regulation); and

iv.	Software designed for use in nuclear/military industries (as listed in Annex VIIA to the EU Regulation).

Dealing with the above is no longer prohibited, but prior authorization must be obtained first and is granted on a case-by-case basis. The remaining restrictions apply to the sale, supply, transfer or export, directly or indirectly to any Iranian person/for use in Iran, as well as the provision of technical assistance, financing or financial assistance in relation to the restricted activity. Certain individuals and entities remain sanctioned and the prohibition to make available, directly or indirectly, economic resources or assets to or for the benefit of sanctioned parties remains. “Economic resources” is widely defined and it remains prohibited to provide vessels for a fixture from which a sanctioned party (or parties related to a sanctioned party) directly or indirectly benefits. It is therefore still necessary to carry out due diligence on the parties and cargoes involved in fixtures involving Iran.

Russia/Ukraine

As a result of the crisis in Ukraine and the annexation of Crimea by Russia in 2014, both the U.S. and EU have implemented sanctions against certain persons and entities.

The EU has imposed travel bans and asset freezes on certain persons and entities pursuant to which it is prohibited to make available, directly or indirectly, economic resources or assets to or for the benefit of the sanctioned parties. Certain Russian ports including Kerch Commercial Seaport; Sevastopol Commercial Seaport and Port Feodosia are subject to the above restrictions. Other entities are subject to sectoral sanctions which limit the provision of loans or credit to the listed entities. In addition, various restrictions on trade have been implemented which, amongst others, include a prohibition on the import into the EU of goods originating in Crimea or Sevastopol as well as restrictions on trade in certain dual-use and military items and restrictions in relation to various items of technology associated with the oil industry for use in deep water exploration and production, Arctic oil exploration and production or shale oil projects in Russia. As such, it is important to carry out due diligence on the parties and cargoes involved in fixtures relating to Russia.

The U.S. has imposed sanctions against certain designated Russian entities and individuals (“U.S. Russian Sanctions Targets”). These sanctions block the property and all interests in property of the U.S. Russian Sanctions Targets. This effectively prohibits U.S. persons from engaging in any economic or commercial transactions with the U.S. Russian Sanctions Targets unless the same are authorized by the U.S. Treasury Department. Similar to EU sanctions, U.S. sanctions also entail restrictions on certain exports from the United States to Russia. While the prohibitions of these sanctions are not directly applicable to us, we have compliance measures in place to guard against transactions with U.S. Russian Sanctions Targets which may involve the United States or U.S. persons and thus implicate prohibitions. The United States also maintains prohibitions on imports from Crimea, and it has also tightened restrictions on exports of certain goods and technology to Russia.

Other U.S. Economic Sanctions Targets

In addition to Iran and certain Russian entities and individuals, as indicated above, the United States maintains economic sanctions against Syria, Sudan, Cuba, North Korea, and sanctions against entities and individuals (such as entities and individuals in the foregoing targeted countries, designated terrorists, narcotics traffickers) whose names appear on the List of SDNs and Blocked Persons maintained by the U.S. Treasury Department (collectively, “Sanctions Targets”). We are subject to the prohibitions of these sanctions to the extent that any transaction or activity we engage in involves Sanctions Targets and a U.S. person or otherwise has a nexus to the United States.

Other E.U. Economic Sanctions Targets

The EU also maintains sanctions against Syria, Sudan, North Korea and certain other countries and against individuals listed by the EU. These restrictions apply to our operations and as such, to the extent that these countries may be involved in any business it is important to carry out checks to ensure compliance with all relevant restrictions and to carry out due diligence checks on counterparties and cargoes.

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

To reduce the risk of violating economic sanctions, we have a policy of compliance with applicable economic sanctions laws and have implemented and continue to implement and diligently follow compliance procedures to avoid economic sanctions violations.

We could be materially adversely affected by violations of the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, and anti-corruption laws in other applicable jurisdictions.

As an international shipping company, we may operate in countries known to have a reputation for corruption. The U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”) and other anti-corruption laws and regulations in applicable jurisdictions generally prohibit companies registered with the SEC and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business. Under the FCPA, U.S. companies may be held liable for some actions taken by strategic or local partners or representatives. Legislation in other countries includes the U.K. Bribery Act 2010 (the “U.K. Bribery Act”) which is broader in scope than the FCPA because it does not contain an exception for facilitation payments. We and our customers may be subject to these and similar anti-corruption laws in other applicable jurisdictions. Failure to comply with legal requirements could expose us to civil and/or criminal penalties, including fines, prosecution and significant reputational damage, all of which could materially and adversely affect our business and results of operations, including our relationships with our customers, and our financial results. Compliance with the FCPA, the U.K. Bribery Act and other applicable anti-corruption laws and related regulations and policies imposes potentially significant costs and operational burdens on us. Moreover, the compliance and monitoring mechanisms that we have in place including our Code of Ethics and our anti-bribery and anti-corruption policy, may not adequately prevent or detect all possible violations under applicable anti-bribery and anti-corruption legislation. However, we believe that the procedures we have in place to prevent bribery are adequate and that they should provide a defense in most circumstances to a violation or a mitigation of applicable penalties, at least under the U.K.’s Bribery Act.

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

We conduct most of our operations outside of the United States. In particular, we derive our revenues from shipping oil and oil products from politically unstable regions and our business, results of operations, cash flows, financial condition and ability to make cash distributions may be adversely affected by the effects of political instability, terrorist or other attacks, war or international hostilities. Terrorist attacks, such as the attacks in the United States on September 11, 2001, the attacks in London on July 7, 2005, in Paris on January 7, 2015 and November 13, 2015, and the bombings in Spain on March 11, 2004, along with the recent conflicts in Iraq, Afghanistan, Syria, Yemen, Ukraine and other current and future conflicts, and the continuing response of the United States and other countries to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets, including the energy markets. Continuing hostilities in the Middle East may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States or elsewhere, which could result in increased volatility and turmoil in the financial markets and may contribute further to economic instability. Current and future conflicts and terrorist attacks may adversely affect our business, operating results, financial condition, ability to raise capital and future growth. Terrorist attacks on vessels, such as the October 2002 attack on the M/V Limburg, a VLCC not related to us, may in the future also negatively affect our operations and financial condition and directly impact our vessels or our customers.

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

Certain of our vessels are manned by masters, officers and crews that are employed by third parties. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out normally and could have a material adverse effect on our business, results of operations, cash flow and financial condition. We do not carry strike insurance, and are therefore exposed to substantial financial risk if our crew members engage in a strike, lockout or other action.

We rely on our information systems to conduct our business, and failure to protect these systems against security breaches could adversely affect our business and results of operations. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed.

The efficient operation of our business is dependent on computer hardware and software systems. Information systems are vulnerable to security breaches by computer hackers and cyber terrorists. We rely on industry accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems. However, these measures and technology may not adequately prevent security breaches. In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs, causing our business and results of operations to suffer. Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

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

Navios Acquisition indirectly owns the 2.0% general partner interest and a 57.0% limited partner interest in us and owns and controls our general partner. Navios Holdings has an option expiring in November 2024 to purchase a minimum of 25% of the general partner interest held by the general partner, the incentive distribution rights held by the general partner and/or the membership interests in the general partner from Navios Acquisition, each at fair market value. Two of our executive officers also serve as executive officers of Navios Acquisition and three of our executive officers and one of our directors also serve as executive officers and/or directors of Navios Holdings and as such they have fiduciary duties to Navios Acquisition and Navios Holdings that may cause them to pursue business strategies that disproportionately benefit Navios Acquisition or Navios Holdings or which otherwise are not in the best interests of us or our unitholders. Conflicts of interest may arise between Navios Acquisition and Navios Holdings and their affiliates, including our general partner on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our general partner and its affiliates may favor their own interests over the interests of our unitholders. These conflicts include, among others, the following situations:

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

Under the terms of our Management Agreement with the Manager, we will pay a daily fee of $9,500 per VLCC for technical and commercial management services provided to us by the Manager. The initial term of the Management Agreement expires in November 2019 and this fee has been fixed until December 2018. The daily fee to be paid to the Manager includes all costs incurred in providing certain commercial and technical management services to us as described in our Annual Report on Form 20-F under “Item 7.—Major Unitholders and Related Party Transactions.” While this fee is fixed for an initial term of two years, for the remaining three years of the term of the Management Agreement, we expect that we will reimburse the Manager for all of the actual operating costs and expenses it incurs in connection with the management of our fleet, which may result in significantly higher fees for the remaining three years of the term. All of the fees we are required to pay to the Manager under the Management Agreement will be payable to our manager without regard to our financial condition or results of operations. In addition, the Manager will provide us with administrative services, including the services of our officers and directors, pursuant to an Administrative Services Agreement which has an initial term of five years, expiring in November 2019, and we will reimburse the Manager for all costs and expenses reasonably incurred by it in connection with the provision of those services. The exact amount of these future costs and expenses are unquantifiable at this time. The fees and reimbursement of expenses to the Manager are payable regardless of our profitability and could materially adversely affect our ability to pay cash distributions.

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

•	The vote of the holders of at least 66 2⁄3% of all outstanding common, subordinated and general partner units voting together as a single class is required to remove the general partner. As of March 8, 2017, Navios Acquisition owns 59.0% of the total number of common, subordinated, Series A Units and general partner units.

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

Substantial future sales of our common units in the public market including through our continuous offering sales program could cause the price of our common units to fall.

We have granted registration rights to Navios Acquisition and certain affiliates of Navios Acquisition. These unitholders have the right subject to some conditions to require us to file registration statements covering any of our common, subordinated or other equity securities owned by them or to include those securities in registration statements that we may file for ourselves or other unitholders. As of March 8 2017, Navios Acquisition directly owns 1,242,692 common units, 9,342,692 subordinated units, 1,592,920 Series A Units and indirectly owns 427,087 general partner units and all of the incentive distribution rights. Following their registration and sale under an applicable registration statement, those securities will become freely tradable. By exercising their registration rights and selling a large number of common units or other securities, these unitholders could cause the price of our common units to decline.

In addition, we have entered into a continuous offering program sales agreement with S. Goldman Capital LLC, as our sales agent, for the offer and sale of up to $25 million in aggregate amount of our common units from time to time through the sales agent, pursuant to a Registration Statement on Form S-3 that became effective on January 4, 2016. The sales agent is not required to sell any specific number or dollar amount of our common units but will use its commercially reasonable efforts, subject to the terms of the continuous offering program sales agreement, to sell that number of shares up to $25 million of our common units upon our request. Sales of the shares may be made by any means permitted by law and deemed to be an “at-the-market” offering as defined in Rule 415 of the Securities Act of 1933, as amended, and will generally be made by means of brokers’ transactions on the New York Stock Exchange or otherwise at market prices prevailing at the time of sale, or as otherwise agreed with the sales agent. Whether we choose to affect future sales under the continuous offering program will depend upon a variety of factors, including, among others, market conditions and the trading price of our common units relative to other sources of capital. The issuance from time to time of new common units through the continuous offering program or in any other equity offering, or the perception that such sales may occur, could have the effect of depressing the market price of our common units.

You may experience future dilution as a result of future equity offerings and other issuances of our common units or other securities.

In order to raise additional capital, we may in the future offer additional shares of our common units or other securities convertible into or exchangeable for our common units, including convertible debt. We cannot predict the size of future issuances or sales of our common units, including those made pursuant to the continuous offering program sales agreement or in connection with future acquisitions or capital activities, or the effect, if any, that such issuances or sales may have on the market price of our common units. The issuance and sale of substantial amounts of common units, including issuance and sales pursuant to the continuous offering program sales agreement, or announcement that such issuance and sales may occur, could adversely affect the market price of our common units. In addition, we cannot assure you that we will be able to make future sales of our common units or other securities in any other offering at a price per unit that is equal to or greater than the price per unit paid by investors in this offering, and investors purchasing shares or other securities in the future could have rights that are superior to existing unitholders. The price per unit at which we sell additional common units or other securities convertible into or exchangeable for our common units in future transactions may be higher or lower than the price per unit in this offering, and could adversely impact the trading price of our common units.

Our management will have broad discretion with respect to the use of the proceeds resulting from the issuance of common units under the continuous offering program.

Our management will have broad discretion in the application of the net proceeds from continuous offering program and could spend such proceeds in ways that do not improve our results of operations or enhance the value of our common units. The failure by our management to apply these funds effectively could result in financial losses and cause the price of our common units to decline. Pending their use, we may invest the net proceeds from continuous offering program in a manner that does not produce income or that loses value.

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

If we exercise our option to purchase any of the three additional VLCCs from Navios Acquisition, we may finance such acquisition, in whole or in part, by issuing additional equity securities. If we expand the size of our fleet in the future, we generally will be required to make significant installment payments for acquisitions of vessels prior to their delivery and generation of revenue. Depending on whether we finance our expenditures through cash from operations or by issuing debt or equity securities, our ability to make cash distributions may be diminished or our financial leverage could increase or our unitholders could be diluted.

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

As of March 8, 2017, Navios Acquisition, an affiliate of our general partner, owns 1,242,692 of our common units. At the end of the subordination period, assuming no additional issuances of common units or general partner units and the conversion of 9,342,692 of our subordinated units and the conversion of 1,592,920 Series A Units into common units, Navios Acquisition would own 12,178,304 common units, representing a 57.0% limited partner interest based on all common and general partner units then outstanding.

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

Based on our current and projected method of operation and on opinion of counsel, we believe that we were not a PFIC for our 2016 taxable year, and we expect that we will not become a PFIC with respect to any other taxable year. In this regard, we expect that all of the vessels in our fleet will be engaged in time chartering activities, and we intend to treat our income from those activities as non-passive income, and the vessels engaged in those activities as non-passive assets, for PFIC purposes. However, we cannot assure you that the method of our operations, or the nature or composition of our income or assets, will not change in the future and that we will not become a PFIC. Moreover, although there is legal authority for our position, there is also contrary authority and no assurance can be given that the Internal Revenue Service, or the IRS, will accept our position.

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

On November 18, 2014, the Company completed an initial public offering (“IPO”) of its common units.

The following transactions occurred in connection with the IPO:

•	We sold 8,100,000 common units to the public in the offering, representing a 42.5% limited partner interest in us;

•	We entered into a new credit facility that provided us with financing availability of up to $126.0 million, and we borrowed $126.0 million thereunder upon the closing of the offering; and

•	Navios Acquisition contributed to us all of the outstanding shares of capital stock of two of Navios Acquisition’s vessel-owning subsidiaries (Shinyo Ocean Limited and Shinyo Kannika Limited) and Navios Acquisition sold to us all of the outstanding shares of capital stock of two of Navios Acquisition’s vessel-owning subsidiaries (Shinyo Kieran Limited and Shinyo Saowalak Limited) in exchange for total consideration of: (i) all of the net proceeds from the offering ($110.4 million based on the initial public offering price of $15.00 per common unit); (ii) $104.5 million of the $126.0 million that we borrowed under the new credit facility; (iii) the issuance of 9,342,692 subordinated units and 1,242,692 common units to Navios Acquisition; and (iv) the issuance of 381,334 general partner units, representing a 2.0% general partner interest in us, and all of our incentive distribution rights, which entitled the holder to increasing percentages of the cash we distributed in excess of $0.4774 per unit per quarter, to Navios Maritime Midstream Partners GP LLC, our general partner.

At the closing of the IPO on November 18, 2014, Navios Midstream entered into the following agreements:

•	a share purchase agreement pursuant to which we have options, exercisable at any time until November 2016 (as subsequently amended), to acquire the capital stock of up to seven subsidiaries that own seven VLCCs and related time charters;

•	a Management Agreement with the Manager pursuant to which the Manager has agreed to provide us commercial and technical management services;

•	an Administrative Services Agreement with the Manager, pursuant to which the Manager has agreed to provide to us administrative services;

•	an omnibus agreement with Navios Holdings, Navios Acquisition, Navios Partners, our general partner and others, governing, among other things:

•	when we, Navios Acquisition, Navios Holdings and Navios Partners may compete with each other; and

•	certain rights of first offer on VLCCs, crude oil tankers, refined petroleum product tankers, chemical tankers and LPG tankers;

•	a backstop agreement, dated as of November 18, 2014, between Navios Midstream and Navios Acquisition; and

•	an option vessels backstop agreement, dated as of November 18, 2014, between Navios Midstream and Navios Acquisition.

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

As of March 8, 2017, there were outstanding: 9,991,641 common units, 9,342,692 subordinated units, 1,592,920 Series A subordinated units and 427,087 general partnership units. As of March 8, 2017, Navios Acquisition owned a 59.0% limited partner interest in Navios Midstream, which included a 2.0% general partner interest.

COP Program

On July 29, 2016, Navios Midstream entered into a Continuous Offering Program Sales Agreement (“COP Program”) with the S. Goldman Capital LLC, as sales agent (the “Agent”), pursuant to which Navios Midstream may issue and sell from time to time through its agent common units representing limited partner interests having an aggregate offering price of up to $25.0 million. As of December 31, 2016, Navios Midstream issued 333,103 common units and received net proceeds of $4.0 million after deducting fees and expenses of $0.4 million. Pursuant to the issuance of the common units, Navios Midstream issued 6,798 general partnership units to its general partner in order to maintain its 2.0% general partner interest. The net proceeds from the issuance of the general partnership units were $0.1 million.

As of March 8, 2017, Navios Midstream issued an additional 315,846 common units and received net proceeds of approximately $3.7 million. Pursuant to the issuance of the common units, Navios Midstream issued 6,446 general partnership units to its general partner in order to maintain its 2.0% general partner interest. The net proceeds from the issuance of the general partnership units were $0.1 million.

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

Our Fleet

Our fleet consists of six VLCCs, which have an average remaining employment term of approximately 4.2 years. They are chartered to strong counterparties, Cosco Dalian, which is wholly owned by the COSCO Group, a Chinese state-owned enterprise, Shell, Navig8 and SK Shipping. Pursuant to the share purchase agreement we entered into with Navios Acquisition at the closing of the IPO, we have the right to purchase up to three additional VLCCs from Navios Acquisition. Generally, we expect to finance the acquisition of any or all of the three additional VLCCs we may elect to purchase with cash from operations, bank borrowings and the issuance of debt and equity securities.

The following table provides summary information about our fleet as of March 8, 2017:

Vessels	Type	Built/ Delivery Date	DWT	Net Charter Rate (1)	Profit Share to Owner	Expiration Date (2)
Shinyo Ocean	VLCC	2001	281,395	Pool earnings	—	Minimum 3 months
				$38,400	—	January 2019(3)
Shinyo Kannika	VLCC	2001	287,175	Pool earnings	—	Minimum 3 months
				$38,025		February 2019(3)
Shinyo Saowalak	VLCC	2010	298,000	$48,153	35% above $54,388(4)	June 2025
					40% above $59,388(4)
					50% above $69,388(4)
Shinyo Kieran	VLCC	2011	297,066	$48,153	35% above $54,388(4)	June 2026
					40% above $59,388(4)
					50% above $69,388(4)
C. Dream	VLCC	2000	298,570	$29,625	50% above $30,000(6)	March 2019
					40% above $40,000(6)
Nave Celeste	VLCC	2003	298,717	$17,775	100% between $17,775 and 50% above $37,525(7)	January 2018
				$35,000		December 2018(5)

(1)	Net time charter-out rate per day in dollars (net of commissions).
(2)	Estimated dates assuming midpoint of redelivery of charterers.
(3)	Includes a backstop period for the Shinyo Ocean and the Shinyo Kannika. Navios Acquisition has provided a backstop commitment for a two-year period at the net time charter out rate of $38,400 per day for the Shinyo Ocean and $38,025 per day for the Shinyo Kannika. All data in the table is based on a charter length inclusive of both the initial and backstop periods.

(4)	Calculated annually on the basis of the weighted average of the daily values of four Baltic Exchange Tanker Routes for the past four quarters adjusted for certain agreed specifications (i.e. actual consumption and other voyage expenses). Any profit is split between the owner and the charterer with the owner receiving the percentage stated in the table above.
(5)	Includes a backstop period for the Nave Celeste. Navios Acquisition has provided a backstop commitment for a two-year period at the net time charter out rate of $35,000 per day. All data in the table is based on a charter length inclusive of both the initial and backstop periods.
(6)	Calculated annually based on the actual earnings of the vessel. Any profit is split between the owner and the charterer with the owner receiving the percentage stated in the table above.
(7)	Rate calculated monthly and based upon daily Baltic International Tanker Routes, Route Tanker Dirty 3 ME Gulf to Japan (“BITR TD3”).

Option Vessels

We have options, exercisable through November 18, 2018, to purchase the following three VLCCs from Navios Acquisition at fair market value. Although we anticipate that we may exercise some or all of our options to purchase the following three VLCCs, the timing of such purchases is uncertain and each such purchase is subject to various conditions, including reaching an agreement with Navios Acquisition regarding the fair market value of the vessel and the availability of financing, which we anticipate would be from external sources. Generally, we expect to fund the acquisition of any or all of the three additional VLCCs we may elect to purchase with cash from operations, bank borrowings and the issuance of debt and equity securities.

The following table provides summary information about the vessels subject to the options as of March 8, 2017:

Vessels	Purchase Option Expiration Date	Type	Built/ Delivery Date	DWT	Net Charter Rate (1)		Profit Share to Owner	Employment Expiration Date(2)
Nave Buena Suerte	November 2018	VLCC	2011	297,491	Floating Rate	(3)	—	August 2017
Nave Neutrino	November 2018	VLCC	2003	298,287	$37,520		—	September 2017
Nave Electron	November 2018	VLCC	2002	305,178	Floating Rate	(4)	—	December 2017

(1)	Net time charter-out rate per day in dollars (net of commissions).
(2)	Estimated dates assuming midpoint of redelivery of charterers.
(3)	Rate is based upon daily BITR TD3. Owner receives 100% of the index rate up to $41,969 net per day, 90% up until $44,438 net per day and 50% of any amount in excess of $44,438 net per day. The contract provides a minimum rate of $19,750 net per day.
(4)	Rate based on VLCC pool earnings.

Our Competitive Strengths

We believe we are well positioned to capitalize on existing business opportunities because of the following competitive strengths:

•	Stable cash flows based on long-term charters. We believe that the long-term, fixed-rate nature of our charters, our profit sharing arrangements and our fixed rate Management Agreement will provide a stable base of revenue and predictable expenses that will result in stable cash flows. In addition, we believe the potential exercise of our option to purchase up to three additional VLCCs and the potential opportunity to purchase additional vessels from Navios Acquisition pursuant to the right of first offer given in connection with our omnibus agreement, provide visible future growth in our revenue, operating income and distributable cash flow. We believe these as well as future acquisition opportunities will provide us with a way to grow our distributions per unit.

•	Strong relationship with Navios Holdings. We believe our relationship with Navios Holdings and its affiliates provides us with numerous benefits that are key to our long-term growth and success, including Navios Holdings’ expertise in commercial management, reputation within the shipping industry and network of strong relationships with many of the world’s leading crude producers, traders and exporters, industrial end-users, shipyards, and shipping companies. We also benefit from Navios Holdings’ expertise in technical management and its ability to meet the rigorous vetting processes of some of the world’s most selective major international oil companies.

•	Quality fleet. Our fleet consists of six VLCCs. We also have an option to acquire up to three additional VLCCs. We believe that our high-quality fleet provides us with a competitive advantage in the time charter market, where vessel age and quality are of significant importance in competing for business. We have completed the pre-qualification process required by major energy companies, including BP, Chevron, Philips 66, Shell, Exxon, Vela International Marine and Koch Industries and we believe our ability to comply with these rigorous and comprehensive standards relative to less qualified or less experienced operators allows us to compete effectively for new charters.

•	Operating visibility through long-term charters with strong counterparties. All of our vessels are chartered out under long-term time charters with an average remaining employment term of 4.2 years to strong counterparties, including Cosco Dalian, which is wholly owned by the COSCO Group, a Chinese state-owned enterprise, Shell, SK Shipping, a privately held company with 75 owned or controlled vessels, including VLCCs, Navig8 and Formosa Petrochemical, a Taiwan Stock Exchange-listed company. We believe our existing charter coverage with strong counterparties provides us with predictable contracted revenues and operating visibility.

•	Financial strength and flexibility. We are targeting a relatively conservative leverage profile in order to allow for future flexibility in capital deployment. We also believe we will have access to public debt and equity markets in order to pursue expansion opportunities.

Business Strategies

Our primary business objective is to increase quarterly distributions per unit over time by executing the following strategies:

•	Continue to grow and diversify our fleet of owned and chartered-in vessels. We will seek to make strategic acquisitions to expand our fleet in order to capitalize on the demand for crude, refined product, chemical and LPG tankers in a manner that is accretive to distributable cash flow per unit. Under the share purchase agreement that we entered into with Navios Acquisition, we have the option to purchase up to three additional VLCC vessels. Additionally, during the term of the omnibus agreement, we have the right to purchase from Navios Acquisition any VLCC, crude oil tanker, refined petroleum product tanker, chemical tanker or LPG tanker under a long-term charter agreement or existing VLCC, crude oil tanker, refined petroleum product tanker, chemical tanker or LPG tanker in the Navios Acquisition fleet that enters into a long-term charter agreement of five years or more. We believe that our long-term charters, strong relationships with reputable shipyards and financial flexibility will allow us to make additional accretive acquisitions based on our judgment and experience as to prevailing market conditions.

•	Pursue stable cash flows through long-term charters for our fleet. We intend to continue to utilize long-term, fixed-rate charters for our existing fleet through renewal of existing or new charters with built-in profit sharing arrangements. Currently, the vessels in our fleet have an average remaining employment term of 4.2 years. Our long-term charters with profit sharing will provide us stable cash flows.

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

Our Customers

We provide seaborne shipping services under long-term time charters with customers that we believe are creditworthy. Currently, our customers are Cosco Dalian, Shell, Navig8 and SK Shipping.

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

Pooling arrangements

For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company’s vessels, is determined in accordance with an agreed-upon formula, which is determined by margins awarded to each vessel in the pool based on the vessel’s age, design and other performance characteristics. Revenue under pooling arrangements is accounted for on the accrual basis and is recognized when an agreement with the pool exists, price is fixed, service is provided and the collectability is reasonably assured.

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

Oil Company Tanker Vetting Process

Traditionally there have been relatively few charterers in the oil transportation business and that part of the industry has been undergoing consolidation. The so called “oil majors”, such as Exxon Mobil, BP, Royal Dutch Shell, Chevron, ConocoPhillips and Total, together with a few smaller companies, represent a significant percentage of the production, trading and, especially, seaborne transportation of crude oil and refined petroleum products worldwide. Concerns about the environment have led oil majors to develop and implement a strict due diligence process, known as vetting, when selecting vessels and considering their managers. Vetting has evolved into a sophisticated and comprehensive assessment of both the vessel and the vessel manager. While numerous factors are considered and evaluated prior to a commercial decision, the oil majors, through their association, Oil Companies International Marine Forum (OCIMF), have developed two basic assessment tools: the Ship Inspection Report program, which is known as SIRE, and the Tanker Management & Self Assessment program, which is known as TMSA. The former is a physical ship inspection based upon a thorough vessel inspection questionnaire and performed by accredited OCIMF inspectors, resulting in a report being logged on SIRE, while the latter is a recent addition to the risk assessment tools used by the oil majors. Based upon commercial risk, there are three levels of assessment used by oil majors:

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

Hull and Machinery Insurance

We have obtained marine hull and machinery and war risk insurance, which includes the risk of actual or constructive total loss, for all of our vessels. The vessels will each be covered up to at least fair market value, with a deductible of $0.25 million per VLCC tanker for the hull and machinery insurance. We have also extended our war risk insurance to include war loss of hire for any loss of time to the vessel, including for physical repairs, caused by a warlike incident and piracy seizure for up to 270 days of detention / loss of time. There are no deductibles for the war risk insurance or the war loss of hire cover.

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

Navios Midstream’s fleet is currently entered for protection and indemnity insurance with International Group associations where, in line with all International Group Clubs, coverage for oil pollution is limited to $1.0 billion per event. The 13 P&I Associations that comprise the International Group insure approximately 95% of the world’s commercial tonnage and have entered into a pooling agreement to collectively reinsure each association’s liabilities. Each vessel that Navios Midstream acquires will be entered with P&I Associations of the International Group. Under the International Group reinsurance program for the current policy year, each P&I club in the International Group is responsible for the first $10.0 million of every claim. In every claim the amount in excess of $10.0 million and up to $80.0 million is shared by the clubs under the pooling agreement. Any claim in excess of $80.0 million is reinsured by the International Group in the international reinsurance market under the General Excess of Loss Reinsurance Contract. This policy currently provides an additional $2.0 billion of coverage for non-oil pollution claims. Further to this, an additional reinsurance layer has been placed by the International Group for claims up to $1.0 billion in excess of $2.08 billion, i.e. $3.08 billion in total. For passengers and crew claims the overall limit is $3.0 billion for any one event with any one vessel with a sub-limit of $2.0 billion for passengers. With the exception of pollution, passenger or crew claims, should any other P&I claim exceed Group reinsurance limits, the provisions of all International Group Club’s overspill claim rules will operate and members of any International Group Club will be liable for additional contributions in accordance with such rules. To date, there has never been an overspill claim, or one even nearing this level.

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

The revised Annex VI provides, in particular, for a reduction of the global sulfur cap. After considering the issue for many years, the IMO announced on October 27, 2016 that it was proceeding with a requirement for 0.5% m/m sulfur content in marine fuel (down from current levels of 3.5%) outside the ECAs starting on January 1, 2020. Under Annex VI, the 2020 date was subject to review as to the availability of the required fuel oil. Annex VI required the fuel availability review to be completed by 2018 but was ultimately completed in 2016. Therefore, by 2020, ships will be required to remove sulfur from emissions through the use of emission control equipment, or purchase marine fuel with 0.5% sulfur content, which may see increased demand and higher prices due to supply constraints. Installing pollution control equipment or using lower sulfur fuel could result in significantly increased costs to our company. Similarly Annex VI requires Tier III standards for NOx emissions to be applied to ships constructed and engines installed in ships operating in NOx ECAs from January 1, 2016. We anticipate incurring costs to comply with these more stringent standards by implementing measures such as fuel switching, vessel modification adding distillate fuel storage capacity, or addition of exhaust gas cleaning scrubbers, and may require installation and operation of further control equipment at significantly increased cost.

The revised Annex VI further allows for designation, in response to proposals from member parties, of Emission Control Areas (ECAs) that impose accelerated and/or more stringent requirements for control of sulfur oxide, particulate matter, and nitrogen oxide emissions. Thus far, ECAs have been formally adopted for the Baltic Sea area (limits SOx emissions only); the North Sea area including the English Channel (limiting SOx emissions only) and the North American ECA (which came into effect from August 1, 2012 limiting SOx, NOx and particulate matter emissions). In October 2016, the IMO approved the designation of the North Sea and Baltic Sea as ECAs for NOx under Annex VI as well, which is scheduled for adoption in 2017 and would take effect in January 2021. The United States Caribbean Sea ECA entered into force on January 1, 2013 and has been effective since January 1, 2014, limiting SOx, NOx and particulate matter emissions. For the currently-designated ECAs, much lower sulfur limits on fuel oil content are being phased in (0.1% from January 1, 2015).

At its 66th Session, the IMO’s Marine Environment Protection Committee( the “MEPC”) adopted amendments (effective September 2015) to Annex VI, regulation 13, regarding NOx and the date for the implementation of the Tier III standards within ECAs. These amendments provide, inter alia, that such standards, applicable on January 1, 2016, apply to marine diesel engines installed on ships which operate in the North American ECA or the U.S. Caribbean Sea ECA and to installed marine diesel engines which operate in other ECAs which might be designated in the future for Tier III NOx control. At MEPC 69, Annex VI was also amended to require recordkeeping requirements to demonstrate compliance with the NOX Tier III ECA.

At its 64th session (2012), the MEPC indicated that 2015 was the target year for member states to identify market-based measures for international shipping. At its 66th session (2014), the MEPC continued its work on developing technical and operational measures relating to energy-efficiency measures for ships, following the entry into force of the mandatory efficiency measures on January 1, 2013. It adopted the 2014 Guidelines on the Method of Calculation of the Attained EEDI, applicable to new ships. It further adopted amendments to MARPOL Annex VI concerning the extension of the scope of application of the EEDI to Liquified Natural Gas (“LNG”) carriers, ro-ro cargo ships (vehicle carriers), ro-ro cargo ships, ro-ro passenger ships and cruise passengers ships with nonconventional propulsion. At its 67th session (2014), the MEPC adopted the 2014 Guidelines on survey and certification of the EEDI, updating the previous version to reference ships fitted with dual-fuel engines using LNG and liquid fuel oil. The MEPC also adopted amendments to the 2013 Interim Guidelines for determining minimum propulsion power to maintain the maneuverability of ships in adverse conditions, to make the guidelines applicable to phase 1 (starting January 1, 2015) of the EEDI requirements. At its 68th session (2015), the MEPC amended the 2014 Guidelines on EEDI survey and certification as well as the method of calculating of EEDI for new ships, the latter of which was again amended at the 70th session (2016). At its 70th session, the MEPC adopted mandatory requirements for ships of 5,000 gross tonnage or greater to collect fuel consumption data for each type of fuel used, and report the data to the flag State after the end of each calendar year.

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

Although regulation of greenhouse gas emissions in the shipping industry was discussed during the 2015 UN Climate Change Conference in Paris (the “Paris Conference”), the agreement reached among the 195 nations did not expressly reference the shipping industry. Following the Paris Conference, the IMO announced it would continue its efforts on this issue at the MEPC, and at its 70th session, the MEPC approved a Roadmap for developing a comprehensive GHG emissions reduction strategy for ships, which includes the goal of adopting an initial strategy and emission reduction commitments in 2018. The Roadmap also provides for additional studies and further intersessional work, to be continued at the 71st session in 2017, with a goal of adopting a revised strategy in 2023 to include short-, mid- and long-term reduction measures and schedules for implementation.

The EU announced in April 2007 that it planned to expand the European Union emissions trading scheme by adding vessels, and a proposal from the European Commission was expected if no global regime for reduction of seaborne emissions had been agreed by the end of 2011. As of January 31, 2013, the Commission stopped short of proposing that emissions from ships be included in the EU’s emissions-trading scheme (“ETS”). However, on October 1, 2012, it announced that it would propose measures to monitor, verify and report on greenhouse gas emissions from the shipping sector.

On June 28, 2013, the EC adopted a communication setting out a strategy for progressively including greenhouse gas emissions from maritime transport in the EU’s policy for reducing its overall GHG emissions. The first step proposed by the EC was an EU regulation (as defined below) to an EU-wide system for the monitoring, reporting and verification of carbon dioxide emissions from large ships starting in 2018. EU Regulation 2015/757 was adopted on April 29, 2015 and took effect on July 1, 2015, with monitoring, reporting and verification requirements beginning on January 1, 2018. This Regulation may be seen as indicative of an intention to maintain pressure on the international negotiating process. The EC also adopted an Implementing Regulation, which entered into force in November 2016, setting templates for monitoring plans, emissions reports and compliance documents pursuant to Regulation 2015/757.

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

The BWM Convention stipulates that it will enter into force twelve months after it has been adopted by at least 30 states, the combined merchant fleets of which represent at least 35% of the gross tonnage of the world’s merchant shipping. With Finland’s accession to the Agreement on September 8, 2016, the 35% threshold was reached, and the BWM convention will enter into force on September 8, 2017. Thereafter, on October 19, 2016, Panama also acceded to the BWM convention, adding its 18.02% of world gross tonnage. As of February 7, 2017, the BWM Convention had 54 contracting states for 53.30% of world gross tonnage. The BWM Convention requires ships to manage ballast water in a manner that removes, renders harmless or avoids the uptake or discharge of aquatic organisms and pathogens within ballast water and sediment. Recently updated Ballast Water and Sediment Management Plan guidance includes more robust testing and performance specifications. The entry of the BWM Convention and revised guidance will likely result in additional compliance costs.

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

In some instances where it has done so, international regulations have subsequently been amended to the same level of stringency as that introduced in Europe, but the risk is well established that EU regulations may from time to time impose burdens and costs on shipowners and operators which are additional to those involved in complying with international rules and standards. In December 2016, the EU signed into law the National Emissions Ceiling (“NEC”) Directive, which entered into force on December 31, 2016. The NEC must be implemented by individual members states through particular laws in each state by June 30, 2018. The NEC aims to set stricter emissions limits on SO2, ammonia, non-methane volatile organic compounds, NOx and fine particulate (PM2.5) by setting new upper limits for emissions of these pollutants, starting in 2020. While the NEC is not specifically directed toward the shipping industry, the EU specifically mentions the shipping industry in its announcement of the NEC as a contributor to emissions of PM2.5, SO2 and NOx. Implementation of new laws by member states to reduce emissions may ultimately result in increased costs to us to comply with the more stringent standards.

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

In addition, the Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, which applies to the discharge of hazardous substances (other than oil) whether on land or at sea, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton, or $5.0 million for vessels carrying any hazardous substances as cargo, or $0.5 million for vessels not carrying hazardous substances as cargo or residue, unless the incident is caused by gross negligence, willful misconduct, or a violation of certain regulations, in which case liability is unlimited.

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

The United States Clean Water Act (“CWA”) prohibits the discharge of oil or hazardous substances in U.S. navigable waters and imposes strict liability in the form of penalties for unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under CERCLA. The EPA regulates the discharge of ballast water and other substances incidental to the normal operation of vessels in U.S. waters using a Vessel General Permit (VGP) system pursuant to the CWA, in order to combat the risk of harmful organisms that can travel in ballast water carried from foreign ports and to minimize the risk of water pollution through numerous specified effluent streams incidental to the normal operation of vessels. Compliance with the conditions of the VGP is required for commercial vessels 79 feet in length or longer (other than commercial fishing vessels). On March 28, 2013 the EPA adopted the 2013 VGP which took effect on December 19, 2013. The 2013 VGP is valid for five years. This new 2013 VGP imposes a numeric standard to control the release of non-indigenous invasive species in ballast water discharges. On October 5, 2015, the U.S. Court of Appeals for the Second Circuit found the EPA was arbitrary and capricious in issuing the ballast water provisions of the VGP, finding EPA failed to adequately explain why stricter technology-based effluent standards should not be applied. The court instructed EPA to reconsider these issues but held the 2013 VGP remains in effect until EPA addresses the issues. If EPA establishes more stringent numeric standards for ballast water discharges, we may incur costs to modify our vessels to comply with new standards. In addition, through the CWA certification provisions that allow U.S. states to place additional conditions on use of the VGP within state waters, a number of states have proposed or implemented a variety of stricter ballast water requirements including, in some states, specific treatment standards.

Compliance with new U.S. federal and state requirements could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters. Coast Guard regulations require commercial ships operating in U.S. waters to manage ballast water by meeting certain requirements, which include using a U.S. type-approved Ballast Water Management System (“BWMS”), temporarily using a foreign-type BWMS that has been accepted by the Coast Guard, using ballast water obtained from a U.S. Public Water System, discharging ballast water into a shore-side facility or not discharging ballast water within 12 nautical miles. Vessel owners/operators may request an extension to the compliance deadline by showing that, despite all efforts, it cannot comply with one of the approved systems or compliance methods. There are numerous foreign-approved Ballast Water Treatment Systems (“BWTS”) in the Coast Guard’s list of approved Alternate Management Systems. Importantly, on December 2, 2016, the Marine Safety Center issued the first Coast Guard type approved Ballast Water Management System (“BWMS”), called the Optimarin Ballast System (there are currently type-approved BWTS from three manufacturers). With this issuance, it may become more difficult to receive compliance extensions and thus could result in significant costs to install an approved BWTS; however, existing extensions will continue to be honored through the stated

extension date. Failure to comply with U.S. ballast water regulations, including installation of BWTS by September 8, 2017, could result in civil or criminal fines or penalties.

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

In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, which imposes strict liability on shipowners for pollution damage in jurisdictional waters of ratifying states caused by discharges of “bunker oil.” The Bunker Convention defines “bunker oil” as “any hydrocarbon mineral oil, including lubricating oil, used or intended to be used for the operation or propulsion of the ship, and any residues of such oil.” The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended, or the 1976 Convention). The Bunker Convention entered into force on November 21, 2008, and as of February 7, 2017 had 83 contracting states. In other jurisdictions liability for spills or releases of oil from ships’ bunkers continues to be determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

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

Inspection by Classification Societies

Every seagoing vessel must be “classed” by a classification society. The classification society certifies that the vessel is “in class,” signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned. The classification society also undertakes, on request, other surveys and checks that are required by regulations and requirements of the flag state or port authority. These surveys are subject to agreements made in each individual case or to the regulations of the country concerned. For maintenance of the class, regular and extraordinary surveys of hull, machinery (including the electrical plant) and any special equipment classed are required to be performed as follows:

•	Annual Surveys: For ocean-going ships, annual surveys are conducted for the hull and the machinery (including the electrical plant) and, where applicable, for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

•	Intermediate Surveys: Extended annual surveys are referred to as intermediate surveys and typically are conducted two and a half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey

•	Class Renewal Surveys: Class renewal surveys, also known as special surveys, are carried out for the ship’s hull, machinery (including the electrical plant), and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including audio-gauging, to determine the thickness of its steel structure. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one year grace period for completion of the special survey under certain conditions. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a shipowner has the option of arranging with the classification society for the vessel’s integrated hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle.

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

Other Tax Jurisdictions

In accordance with the currently applicable Greek law, foreign flagged vessels, that are managed by Greek or foreign ship management companies having established an office in Greece, are subject to duties towards the Greek state which are calculated on the basis of the relevant vessels’ tonnage. The payment of said duties exhausts the tax liability of the foreign ship owning company and the relevant manager against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel.

C. Organizational Structure

Please read exhibit 8.1 to this Annual Report for a list of our significant subsidiaries as of December 31, 2016.

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

Navios Midstream was in compliance with the covenants set forth in the Term Loan B as of December 31, 2016.

As of December 31, 2016, a balance of $201.9 million was outstanding under the Term Loan B. The weighted average interest rate for the years ended December 31, 2016 and 2015 was 5.50% and 4.74%, respectively.

Fleet Development

The Company consists of the consolidation of the following entities:

		Country of Incorporation	Statement of Operations
Company Name	Vessel Name		2016	2015	2014
Navios Maritime Midstream Operating LLC	N/A	Marshall Islands	1/1—12/31	1/1—12/31	11/18—12/31
Navios Maritime Midstream Partners L.P.	N/A	Marshall Islands	1/1—12/31	1/1—12/31	11/18—12/31
Navios Maritime Midstream Finance (US) Inc.	N/A	Delaware	1/1—12/31	6/4—12/31	—
Shinyo Kannika Limited	Shinyo Kannika	Hong Kong	1/1—12/31	1/1—12/31	1/1—12/31
Shinyo Ocean Limited	Shinyo Ocean	Hong Kong	1/1—12/31	1/1—12/31	1/1—12/31
Shinyo Saowalak Limited	Shinyo Saowalak	British Virgin Is.	1/1—12/31	1/1—12/31	1/1—12/31
Shinyo Kieran Limited	Shinyo Kieran	British Virgin Is.	1/1—12/31	1/1—12/31	1/1—12/31
Shinyo Dream Limited	C. Dream	Hong Kong	1/1—12/31	6/18—12/31	—
Sikinos Shipping Corporation	Nave Celeste	Marshall Islands	1/1—12/31	6/18—12/31	—

Our Customers

We provide seaborne shipping services under charters with customers that we believe are creditworthy. For the years ended December 31, 2016, December 31, 2015 and December 31, 2014 our customers were Cosco Dalian, Formosa Petrochemical and SK Shipping. For the year ended December 31, 2016, these three customers accounted for 70.6%, 15.7% and 13.7%, respectively, of our revenue. For the year ended December 31, 2015, these three customers accounted for 75.6%, 18.3% and 6.1%, respectively, of our revenue. For the year ended December 31, 2014, two of these customers, Cosco Dalian and Formosa Petrochemical, accounted for 77.9% and 22.1%, respectively, of our revenue.

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

We believe that the combination of the long-term nature of our charters (which provide for the receipt of a fixed fee for the life of the charter) and our Management Agreement with the Manager (which provides for a fixed management fee up to December 31, 2018) will provide us with a strong base of stable cash flows.

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

In May 2014, the duration of the management agreement was extended until May 2020 and the daily rate was reduced by 5% to $9,500 per VLCC vessel for two additional years through May 2016. Drydocking expenses under the management agreement were reimbursed at cost for all vessels.

Navios Midstream

On November 18, 2014, and in conjunction with the closing of the IPO, the Company entered into a Management Agreement with the Manager with a duration of five years, pursuant to which the Manager provides commercial and technical management services to Navios Midstream’s vessels for a daily fee of $9,500 per VLCC tanker vessel, which had been originally fixed until November 2016.

In October 2016, Navios Midstream amended its existing Management Agreement with the Manager, a wholly-owned subsidiary of Navios Holdings, to extend the fixed fee period for commercial and technical management services of its fleet, until December 31, 2018 at the current rate of $9,500 per day per VLCC. Dry docking expenses are reimbursed at cost for all vessels.

Under the Management Agreement, the Manager bears all of our vessel operating expenses in exchange for the payment of fees as described below. Under this agreement, the Manager is responsible for commercial, technical, health and safety and other management services related to the vessels’ operation, including chartering, technical support and maintenance and insurance but costs associated with special surveys and related drydockings were reimbursed by Navios Midstream at cost. Extraordinary costs and expenses include fees and costs resulting from:

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

A. Operating results

Year Ended December 31, 2016 Compared to the Year Ended December 31, 2015

The following table presents revenue and expense information for the years ended December 31, 2016 and 2015. This information was derived from the audited consolidated and predecessor combined revenue and expense accounts for the respective periods.

(in thousands of U.S. dollars)	Year ended December 31, 2016	Year ended December 31, 2015
Revenue	$91,834	$83,362
Time charter expenses	(1,466)	(1,100)
Direct vessel expenses	(3,093)	(1,602)
Management fees	(20,862)	(17,613)
General and administrative expenses	(2,968)	(2,497)
Depreciation and amortization	(25,534)	(22,686)
Interest expenses and finance cost	(12,843)	(10,830)
Interest income	190	—
Other income	4	88
Other expense	(372)	(50)
Net income	$24,890	$27,072

Set forth below are selected historical and statistical data of our fleet for each of the years ended December 31, 2016 and 2015 that we believe may be useful in better understanding our fleet’s financial position and results of operations.

	Year Ended December 31, 2016 (unaudited)	Year Ended December 31, 2015 (unaudited)
FLEET DATA
Available days(1)	2,120	1,791
Operating days(2)	2,113	1,785
Fleet utilization(3)	99.7%	99.7%
Vessels operating at period end	6	6
AVERAGE DAILY RESULTS
Time Charter Equivalent per day(4)	$42,625	$45,924

(1)	Available days: total calendar days the vessels were in the Company’s possession for the relevant period after subtracting off-hire days associated with major repairs, drydocking or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues.
(2)	Operating days: the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.
(3)	Fleet utilization: the percentage of time that the Company’s vessels were available for generating revenue, determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels.
(4)	Time Charter Equivalent: (“TCE”): time charter revenues less time charter expenses during a relevant period divided by the number of available days during the period.

Revenue: Revenue for the year ended December 31, 2016 increased by $8.5 million to $91.8 million, as compared to $83.4 million for the same period in 2015. The increase was mainly due to the acquisition of the

Nave Celeste and the C. Dream in June 2015 and was partially mitigated by a decrease of $3.2 million in profit sharing recognized in relation to certain charters for the year ended December 31, 2016, as compared to the same period of 2015. Time Charter Equivalent (“TCE”) was $42,625 for the year ended December 31, 2016 and $45,924 for the year ended December 31, 2015. The decrease in TCE was due to the lower average charter rate of the two VLCCs acquired in June 2015, compared to the existing fleet.

Time charter expenses: Time charter expenses for the year ended December 31, 2016 increased by $0.4 million to $1.5 million, as compared to $1.1 million for the year ended December 31, 2015, mainly due to the acquisition of the vessels discussed above.

Direct vessel expenses: Direct vessel expenses, comprised of the amortization of dry dock and special survey costs, of certain vessels of our fleet and amounted to $3.1 million for the year ended December 31, 2016, as compared to $1.6 million for the year ended December 31, 2015. The increase was due to certain vessels of our fleet having undergone drydocking and special survey.

Management fees: Management fees for the year ended December 31, 2016 increased by $3.2 million to $20.9 million, as compared to $17.6 million for the year ended December 31, 2015, mainly due to the acquisition of the Nave Celeste and the C. Dream in June 2015.

In October 2016, Navios Midstream amended its existing Management Agreement with the Manager, a wholly-owned subsidiary of Navios Holdings, to extend the fixed fee period for commercial and technical management services of its fleet, until December 31, 2018 at the current rate of $9,500 per day per VLCC. Dry docking expenses are reimbursed at cost for all vessels.

General and administrative expenses: Total general and administrative expenses for the year ended December 31, 2016 increased by $0.5 million to $3.0 million, as compared to $2.5 million for the year ended December 31, 2015 due to a $0.5 million increase in general and administrative expenses paid to the Manager. For the years ended December 31, 2016 and December 31, 2015, the expenses charged by Navios Holdings for administrative services were $1.5 million and $1.0 million, respectively.

Depreciation and amortization: Depreciation and amortization for the year ended December 31, 2016 increased by $2.8 million to $25.5 million, as compared to $22.7 million for the year ended December 31, 2015 due to the acquisition of the Nave Celeste and the C. Dream in June 2015. Depreciation of a vessel is calculated using an estimated useful life of 25 years for the date the vessel was originally delivered from the shipyard. Intangible assets are amortized over the contract periods, which ranged from 6.34 to 15.00 years at inception.

Interest expense and finance cost: Interest expense and finance cost for the year ended December 31, 2016 amounted to $12.8 million as compared to $10.8 million for the year ended December 31, 2015. After the closing of the IPO, we entered into a loan agreement with Credit Suisse AG of up to $126.0 million, which was prepaid in June 2015. On June 18, 2015, Navios Midstream and Navios Finance, as co-borrowers, completed the issuance of the $205.0 million Term Loan B. As of December 31, 2016 and 2015, the outstanding weighted average loan balance was $203.2 million and $167.4 million, respectively, and the weighted average interest rate was 5.50% and 4.74% for each of the years ended as of December 31, 2016 and 2015, respectively.

Interest income: Interest income for the years ended December 31, 2016 and 2015 amounted to $0.2 million and $0, respectively.

Other income: Other income for the years ended December 31, 2016 and 2015 amounted to $0 and $0.1 million, respectively.

Other expense: Other expense for the year ended December 31, 2016 increased by $0.3 million to $0.4 million compared to $0.1 million for the year ended December 31, 2015.

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

Management fees: Management fees for the year ended December 31, 2015 increased by $3.4 million to $17.6 million, as compared to $14.2 million for the year ended December 31, 2014, mainly due to the acquisition of the vessels discussed above. Pursuant to the management agreement that was in place prior to the IPO, the Manager provided commercial and technical management services to Navios Acquisition’s vessels for a daily fee that was fixed at $10,000 per owned VLCC vessel. In May 2014, Navios Acquisition extended the duration of its then existing management agreement with Navios Holdings until May 2020 and reduced the rate by 5% from $10,000 to $9,500 daily rate per VLCC vessel. At the closing of the IPO, we entered into a five-year Management Agreement with the Manager on similar terms to the one that was in place prior to the IPO, pursuant to which the Manager provides commercial and technical management services to our vessels for a daily fee of $9,500 per vessel initially fixed until November 2016 and was later extended to December 2018. This daily fee covers all of the vessels’ operating expenses, other than certain extraordinary fees and costs.

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

Interest expense and finance cost: Interest expense and finance cost for the year ended December 31, 2015 amounted to $10.8 million as compared to $25.5 million for the year ended December 31, 2014. After the closing of the IPO, we entered into a loan agreement with Credit Suisse AG of up to $126.0 million, which was prepaid in June 2015. On June 18, 2015, Navios Midstream and Navios Finance, as co-borrowers, completed the issuance of the $205.0 million Term Loan B. Prior to the IPO which was completed on November 18, 2014, the vessels were financed through the 8.125% Senior Notes due 2021 issued by Navios Acquisition. As of December 31, 2015 and 2014, the outstanding weighted average loan balance was $167.4 million and $315.1 million, respectively, and the weighted average interest rate was 4.74% and 7.89% for each of the years ended as of December 31, 2015 and 2014, respectively.

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

In June 2015, Navios Midstream exercised its option to acquire the shares of the vessel-owning subsidiaries of the Nave Celeste and the C. Dream from Navios Acquisition for an aggregate purchase price of $100.0 million. The aggregate purchase price consisted of the issuance of 1,592,920 subordinated Series A Units issued to Navios Acquisition and $73.0 million in cash consideration.

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

On July 29, 2016, Navios Midstream entered into a Continuous Offering Program Sales Agreement with the Agent, pursuant to which Navios Midstream may issue and sell from time to time through its agent common units representing limited partner interests having an aggregate offering price of up to $25.0 million. As of December 31, 2016, Navios Midstream issued 333,103 common units and received net proceeds of $4.0 million after deducting fees and expenses of $0.4 million. Pursuant to the issuance of the common units, Navios Midstream issued 6,798 general partnership units to its general partner in order to maintain its 2.0% general partner interest. The net proceeds from the issuance of the general partnership units were $0.1 million.

As of March 8, 2017, Navios Midstream issued 315,846 common units and received net proceeds of approximately $3.7 million. Pursuant to the issuance of the common units, Navios Midstream issued 6,446 general partnership units to its general partner in order to maintain its 2.0% general partner interest. The net proceeds from the issuance of the general partnership units were $0.1 million.

As of December 31, 2016, a balance of $201.9 million was outstanding under the Term Loan B. The weighted average interest rate for the years ended December 31, 2015 was 5.50%.

As of March 8, 2017, there were outstanding: 9,991,641 common units, 9,342,692 subordinated units, 1,592,920 subordinated Series A units and 427,087 general partnership units.

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

Navios Midstream was in compliance with the covenants set forth in the Term Loan B as of December 31, 2016.

As of December 31, 2016, an amount of $201.9 million was outstanding under this facility.

The weighted average interest rate for the year ended December 31, 2016 was 5.50%.

Events of default under the Term Loan B include, among other things, the following:

•	failure to pay any principal, interest, fees, expenses or other amounts when due;

•	failure to observe any other agreement, security instrument, obligation or covenant beyond specified cure periods in certain cases;

•	default under other indebtedness;

•	an event of insolvency or bankruptcy;

•	failure to provide prompt notice of the occurrence of any default or event of default;

•	failure of any representation or warranty to be materially correct; and

•	a Change of Control, as defined in the Term Loan B, occurs.

Cash flows for the year ended December 31, 2016 compared to the year ended December 31, 2015:

The following table presents cash flow information for the years ended December 31, 2016 and 2015.

(in thousands of U.S. dollars)	Year Ended December 31, 2016	Year Ended December 31, 2015
Net cash provided by operating activities	$49,738	$39,853
Net cash used in investing activities	(500)	(72,252)
Net cash (used in)/ provided by financing activities	(34,281)	39,356
Change in cash and cash equivalents	$14,957	$6,957

Cash provided by operating activities for the year ended December 31, 2016 as compared to the year ended December 31, 2015:

Net cash provided by in operating activities increased by $9.9 million to $49.7 million for the year ended December 31, 2016 as compared to $39.9 million for the same period in 2015. The increase is analyzed as follows:

The net income for the year ended December 31, 2016 was $24.9 million compared to $27.1 million for the year ended December 31, 2015. In determining net cash provided by operating activities for the year ended December 31, 2016, net income was adjusted for the effect of depreciation and amortization of $25.5 million,

$1.4 million for amortization and write-off of deferred finance cost and discount and $3.1 million for the amortization of drydock and special survey costs. For the year ended December 31, 2015, net income was adjusted for the effect of depreciation and amortization of $22.7 million, $2.7 million for amortization and write-off of deferred finance cost and $1.6 million for the amortization of drydock and special survey costs.

Amounts due to related parties as of December 31, 2016 and 2015 was $0 and $0.4 million, respectively, which represents amounts payable to related parties and was mainly related to voyage expenses for our vessels.

Amounts due from related parties as of December 31, 2016 and 2015 was $4.9 million and $2.8 million, respectively, mainly related to payment of management fees and other expenses for our vessels. See Item 7 Major Unitholders and Related Party Transactions.

Accounts receivable decreased by approximately $2.8 million from $5.1 million for the year ended December 31, 2015, to $2.3 million for the year ended December 31, 2016 due to the decrease in receivables from charterers.

Accounts payable increased by $2.0 million from $0.4 million for the year ended December 31, 2015 to $2.4 million for the year ended December 31, 2016. This increase was attributable to the increase in voyage expenses payable by $1.8 million and in various expenses by $0.2 million.

Prepaid expenses and other current assets as of December 31, 2016 increased to $1.2 million from $0.1 million as of December 31, 2015.

Accrued expenses were $0.6 million and $0.7 million as of December 31, 2016 and 2015, respectively.

Deferred voyage revenue primarily relates to cash received from charterers prior to it being earned. These amounts are recognized as revenue over the voyage or charter period. Deferred voyage revenue amounted to $2.5 million and $1.9 million for the years ended December 31, 2016 and December 31, 2015, respectively.

Cash used in investing activities for the year ended December 31, 2016 as compared to the year ended December 31, 2015:

Net cash used in investing activities for the year ended December 31, 2016 was $0.5 million, as compared to $72.3 million outflow for the year ended December 31, 2015. Net cash used in investing activities for each of the years ended December 31, 2016 and 2015 resulted from amounts paid for the acquisition of vessels.

Cash (used in)/ provided by financing activities for the year ended December 31, 2016 as compared to the year ended December 31, 2015:

Net cash used in financing activities for the year ended December 31, 2016 was $34.3 million, compared to $39.4 million net cash provided by financing activities for the year ended December 31, 2015. Net cash used in financing activities for the year ended December 31, 2016 primarily resulted from: (a) $35.2 million of dividend paid; and (b) $3.2 million loan repayment, partially mitigated by: (i) $4.0 million proceeds from issuance of common units; and (ii) $0.1 million proceeds from issuance of general partner units.

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

The net income for the year ended December 31, 2015 was $27.1 million compared to $1.2 million for the year ended December 31, 2014. In determining net cash provided by operating activities for the year ended December 31, 2015, net income was adjusted for the effect of depreciation and amortization of $22.7 million, $2.7 million for amortization and write-off of deferred finance cost and discount and $1.6 million for the amortization of drydock and special survey costs. For the year ended December 31, 2014, net income was also adjusted for the effects of certain non-cash items, including depreciation and amortization of $19.5 million, $0.7 million amortization and write-off of deferred finance costs and bond premium, net and $1.3 million for the amortization of drydock and special survey costs.

Amounts due to related parties as of December 31, 2015 and 2014 was $0.4 million and $0.7 million, respectively, which represented amounts payable to related parties and was mainly related to voyage expenses for our vessels.

Amounts due from related parties as of December 31, 2015 and 2014 was $2.8 million and $0, respectively, which amount for December 31, 2015 mainly related to payment of management fees and other expenses for our vessels. (See Note 10: Transactions with related parties.)

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

Reconciliation of EBITDA to Net Cash from Operating Activities

	For the year ended December 31, 2016 (unaudited)	For the year ended December 31, 2015 (unaudited)	For year ended December 31, 2014 (unaudited)
Net cash provided by operating activities	$49,738	$39,853		$27,261
Net increase/(decrease) in operating assets	5,173	10,070		(171)
Net decrease/(increase) in operating liabilities	13	4,113		(4,422)
Net interest cost	12,653	10,830		25,473
Amortization and write-off of deferred financing costs, discount and bond premium	(1,407)	(2,676)		(712)
EBITDA(1)	$66,170	$62,190		$47,429
Cash interest paid	(11,428)	(8,100)		*
Cash interest income	188	—		*
Maintenance and replacement capital expenditures	(14,321)	(11,684)		*
Operating Surplus	$40,609	$42,406	$	*
(1)
Net cash provided by operating activities	$49,738	$39,853		$27,261
Net cash used in investing activities	$(500)	$(72,252)		$(52,314)
Net cash provided by financing activities	$(34,281)	$39,356		$46,778

* 2014 Post IPO

The following table presents reconciliation of EBITDA to Net Cash from Operating Activities only for the 44-day period from the closing of the IPO on November 18, 2014 to December 31, 2014.

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

EBITDA increased by $4.0 million to $66.2 million for the year ended December 31, 2016, as compared to $62.2 million for the same period in 2015. The increase in EBITDA was mainly due to an $8.5 million increase in revenue. The above increase was partially mitigated by a: (a) $3.7 million increase in management fees and in general and administrative expenses, mainly due to the acquisition of the Nave Celeste and the C. Dream in June 2015; (b) $0.4 million increase in time charter expenses; (c) $0.3 million increase in other expense; and (d) $0.1 million decrease in other income.

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

Borrowings

Navios Midstream’s long-term third party borrowings are reflected in its balance sheet as “Long-term debt, net of deferred finance costs and discount”. As of December 31, 2016, the loan balance outstanding amounted to $201.9 million under the Term Loan B, discussed above. As of December 31, 2015, the loan balance outstanding amounted to $204.0 million under the Term Loan B, discussed above. The current portion of long-term debt amounted to $2.1 million for each of the years ended December 31, 2016 and 2015.

Capital Expenditures

Maintenance for our vessels and expenses related to drydocking are paid to our Manager at cost under the Management Agreement with Navios Acquisition. Under the terms of our existing Management Agreement with the Manager, we pay a daily fee of $9,500 for commercial and technical management services. This fixed fee covers vessel operating expenses, which include crewing, repairs and maintenance and insurance. Drydocking and special survey are paid to the Manager at cost. The Manager is directly responsible for providing all of these items and services. Please read “Item 7.—Major unitholders and related party transactions.” The charterer generally pays the voyage expenses, which include all expenses relating to particular voyages, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. The term of the Management Agreement will expire on November 2019 and the daily management fee is fixed until December 2018. During that remaining one year of the term of the Management Agreement, we expect to reimburse the Manager for all of the actual operating costs and expenses it incurs in connection with the management of our fleet.

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

Maintenance Capital Expenditures. Our annual drydocking capital expenditure reserve for the year ended December 31, 2016 was $2.3 million. The amount of estimated maintenance capital expenditures attributable to future drydocking and special survey was based on certain assumptions and estimates regarding the remaining useful lives of the vessels, a relative net investment rate, and the market costs of drydocking and special survey.

Replacement Capital Expenditures. Our annual estimated replacement capital expenditures for maintenance and replacement capital expenditures was $12.0 million for the year ended December 31, 2016, for replacing vessels at the end of their useful lives. The amount for estimated replacement capital expenditures attributable to future vessel replacement was based on assumptions and estimates regarding the remaining useful lives of the vessels, a relative net investment rate, vessel replacement values based on current market conditions and residual value of the vessels at the end of their useful lives based on current steel prices.

Possible Acquisitions of Other Vessels

We hold options to acquire up to three VLCCs, from Navios Acquisition at fair market value and we do not currently have financing sources in place to fund the acquisitions of these vessels.

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

F. Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as of December 31, 2016:

	Payments due by period (Unaudited)
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(In thousands of U.S. dollars)
Loan obligations(1), (2)	$2,050	$4,100	$195,775	$—	$201,925
Total contractual obligations	$2,050	$4,100	$195,775	$—	$201,925

(1)	The amount identified does not include interest costs associated with the outstanding Term Loan B, which are based on LIBOR, plus the costs of complying with any applicable regulatory requirements and a margin of 4.50% per annum.
(2)	The amount identified excludes the discount associated with the outstanding Term Loan B.

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

Fair Value of Vessels: As of December 31, 2016, we owned and operated a fleet of six vessels, with an aggregate carrying value of $414.7 million, including the unamortized portion of deferred drydock and special survey costs related to the vessel and the carrying value of existing time charters on its fleet of vessels. On a vessel-by-vessel basis, as of December 31, 2016, the carrying value of the six vessels (including the unamortized portion of deferred drydock and special survey costs related to the vessel and the carrying value of the time charter, if any, on the specified vessel) exceeds the estimated fair value of those same vessels (including the estimated fair value of the time charter, if any, on the specified vessel) by approximately $125.0 million in aggregate (the unrealized loss).

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

A vessel-by-vessel summary as of December 31, 2016, follows (with an * indicating those individual vessels whose carrying value exceeds its estimated fair value, including the unamortized portion of deferred drydock and special survey costs related to the vessel and the related time charter, if any):

Vessel name	Date of Acquisition	Purchase Price (1)	Carrying Value as of December 31, 2016 (1)
	(In millions of U.S. dollars)
Shinyo Kannika	18/11/2014	$61.0	$53.7	*
Shinyo Kieran	18/11/2014	120.6	111.2	*
Shinyo Ocean	18/11/2014	60.5	52.8	*
Shinyo Saowalak	18/11/2014	114.2	103.7	*
C. Dream	18/06/2015	41.9	40.3	*
Nave Celeste	18/06/2015	58.0	53.0	*
		$456.2	$414.7

(1)	All amounts include related time charter, if any.

Although the aforementioned excess of carrying value over fair value represents an estimate of the loss that Navios Midstream would sustain on a hypothetical disposition of those vessels as of December 31, 2016, the recognition of the unrealized loss absent a disposition (i.e. as an impairment) would require, among other things, that a triggering event had occurred and that the undiscounted cash flows attributable to the vessel are also less than the carrying value of the vessel (including the unamortized portion of deferred drydock and special survey costs related to the vessel and the carrying value of the time charter, if any, on the specified vessel).

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

During the fourth quarter of fiscal 2016, management concluded that, although market rates were at healthy levels during the year, events occurred and circumstances had changed, over previous years, which indicated the potential impairment of Navios Midstream’s long-lived assets may exist. These indicators included continued volatility in the charter market and the related impact of the tanker sector has on management’s expectation for future revenues. As a result, an impairment assessment of long-lived assets or identified asset groups was performed.

The Company determined undiscounted projected net operating cash flows for each vessel and compared it to the vessel’s carrying value together with the carrying value of the related intangible. The significant factors and assumptions used in the undiscounted projected net operating cash flow analysis included: determining the projected net operating cash flows by considering the charter revenues from existing time charters for the fixed fleet days (Company’s remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on the 10- year average historical one year time charter rates) over the remaining economic life of each vessel, net of brokerage and address commissions, excluding days of scheduled off-hires, management fees fixed until December 2018 and thereafter assuming an annual increase of 3.0% and utilization rate of 99.7% based on the fleets historical performance.

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

	December 31, 2016		December 31, 2015
	Number of vessels(*)	Amount (U.S. millions)(**)	Number of vessels(*)	Amount (U.S. millions)(**)
5-year historical average rate	—	—	—	—
3-year historical average rate	—	—	—	—
1-year historical average rate	—	—	—	—

(*)	Number of vessels the carrying value of which would not have been recovered.
(**)	Aggregate carrying value that exceeds the estimated fair value (the unrealized loss).

In connection with its impairment testing on its vessels as of December 31, 2016, the Company performs sensitivity analysis on the most sensitive and/or subjective assumptions that have the potential to affect the outcome of the test, principally the projected charter rate used to forecast future cash flow for unfixed days. In that regard, there would continue to be no impairment required to be recognized on any of the Company’s vessels when assuming a decline in the 10-year average (of the one-year charter rate for similar vessels), which is the rate that the Group uses to forecast future cash flow for unfixed days, ranging from 47.0% to 79.0% (depending on the vessel).

In addition, the Company compared the 10-year historical average (of the one-year charter rate for similar vessels) of $38,649 per day with historical rates for five-year historical average of the one-year charter rate (for similar vessels) of $31,040 per day, with historical rates for three-year historical average of the one-year charter rate (for similar vessels) of $37,704 per day and one-year charters (for similar vessels) of $36,585 per day. A comparison of the 10-year historical average (of the one-year charter rate) and the current rates for five-year, three-year and one-year historical average rates (of the one year charter rates for similar vessels) follows (as of December 31, 2016):

	Historical Average of One-year Charter Rates (over Various Periods) vs. the 10-year Historical Average (of the One-Year Charter Rate)
	5-Year Average	3-Year Average	1-Year Average
	(% below the 10-year average)
VLCCs	(19.7)%	(2.4)%	(5.3)%

As disclosed elsewhere, the fleet includes six vessels for which the carrying value (including the unamortized portion of deferred drydock and special survey costs related to the vessel and the carrying value of the time charter, if any, on the specified vessel) exceeds the estimated fair value of those same vessels (including the estimated fair value of the time charter, if any, on the specified vessel) by approximately $125.0 million in the aggregate (the unrealized loss). If testing for impairment using historical rates for five-year, three-year and one-year charters historical average (of the one-year charter rate for similar vessels) in lieu of the 10-year historical average (of the one-year charter rate for similar vessels), the Company estimates that none of its vessels, respectively, would have carrying values in excess of their projected undiscounted future cash flows.

The assessment concluded that step two of the impairment analysis was not required and no impairment of vessels and related intangible assets existed as of December 31, 2016 and 2015, as the undiscounted projected net operating cash flows exceeded the carrying value.

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

Recent Accounting Pronouncements

In August 2016, the FASB issued Accounting Standards Update No. 2016-15, “Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments” (“ASU 2016-15”). This Update addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted for all entities. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

In February 2016, the FASB issued Accounting Standards Update No. 2016-02, “Leases (Topic 842)” (“ASU 2016-02”). ASU 2016-02 will apply to both types of leases — capital (or finance) leases and operating leases. According to the new Accounting Standard, lessees will be required to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than 12 months. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements and footnotes disclosures.

In May 2014, the FASB issued ASU 2014-09 “Revenue from Contracts with Customers” clarifying the method used to determine the timing and requirements for revenue recognition on the statements of income. Under the new standard, an entity must identify the performance obligations in a contract, the transaction price and allocate the price to specific performance obligations to recognize the revenue when the obligation is completed. The amendments in this update also require disclosure of sufficient information to allow users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts. The new accounting guidance was originally effective for interim and annual periods beginning after December 15, 2016. On July 9, 2015, the FASB finalized a one-year deferral of the effective date for the new revenue standard. The standard will be effective for public entities for annual reporting periods beginning after December 15, 2017 and interim periods therein. The Company is currently reviewing the effect of ASU No. 2014-09 on its revenue recognition.

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

Set forth below are the names, ages and positions of our directors and executive officers.

Name	Age	Position
Angeliki Frangou	52	Chairman of the Board of Directors and Chief Executive Officer
Erifili Tsironi	42	Chief Financial Officer
Efstratios Desypris	43	Senior Vice President—Business Development and Director
Vasiliki Papaefthymiou	48	Secretary
Shunji Sasada	58	Director
Alexander Kalafatides	53	Director
Christos Kokkinis	65	Director
Stefan Kuch	63	Director
Vasilios Mouyis	54	Director

Biographical information with respect to each of our current directors and our executive officers is set forth below. The business address for our directors and executive officers is 7 Avenue de Grande Bretagne, Office 11B2, Monte Carlo, Monaco.

Angeliki Frangou has been our Chairman of the Board of Directors and Chief Executive Officer since our inception. Ms. Frangou has also been Chairman and Chief Executive Officer of Navios Maritime Holdings (NYSE: NM) since August 2005. In addition, Ms. Frangou has been the Chairman and Chief Executive Officer of Navios Maritime Partners L.P. (NYSE: NMM), an affiliated limited partnership, since August 2007 and Chief Executive Officer of Navios Maritime Acquisition Corporation (NYSE: NNA), an affiliated corporation, since March 2008. Ms. Frangou has been the Chairman of the Board of Directors of Navios South American Logistics Inc. since its inception in December 2007. Previously, Ms. Frangou served as Chairman, Chief Executive Officer and President of International Shipping Enterprises Inc., which acquired Navios Holdings. From 1990 until August 2005, Ms. Frangou was the Chief Executive Officer of Maritime Enterprises Management S.A. and its predecessor company, which specialized in the management of dry cargo vessels. Ms. Frangou is the Chairman of IRF European Finance Investments Ltd., listed on the SFM of the London Stock Exchange. Ms. Frangou is Member of the Board of the United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited, Vice Chairman of China Classification Society Mediterranean Committee, a member of the International General Committee and of the Hellenic and Black Sea Committee of Bureau Veritas, as well as a member of Greek

Committee of Nippon Kaiji Kyokai. Since March 2016, Ms.Frangou is a Member of the DNV GL Greek National Committee. Since May 2014, Ms. Frangou has been a Member of the Board of The Hellenic Mutual War Risks Association (Bermuda) Limited. Since February 2015, Ms. Frangou is a Member of the Board of the Union of Greek Shipowners. Since October 2015, Ms. Frangou has been a Member of the Board of Trustees of Fairleigh Dickinson University. Since July 2013, Ms. Frangou has been a Member of the Board of Visitors of the Columbia University School of Engineering and Applied Science. Ms. Frangou received a bachelor’s degree in mechanical engineering, summa cum laude, from Fairleigh Dickinson University and a master’s degree in mechanical engineering from Columbia University.

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

Stefan Kuch has been a member of our board of directors since our inception. Mr. Kuch has over 31 years of experience in finance and ship finance. Mr. Kuch is currently an independent consultant on shipping financial matters and was Managing Director in the shipping division at Commerzbank AG. Until October 2015 he served as Managing Director of Hanseatic Ship Asset Management GmbH, a vessel-owning company within the Commerzbank Group. Prior to that Mr. Kuch served as Managing Director and Divisional Head of International Clients at Commerzbank AG, following the merger of the shipping portfolios of Dresdner Bank, Deutsche Schiffsbank and Commerzbank in 2009. In the past, he also served as the co-head of the Center of Competence Shipping of Commerzbank AG having joined Commerzbank AG in 1983. He holds a degree in Economics from Christian Albrecht University, Kiel, Germany.

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

For the year ended December 31, 2016 and for the year ended December 31, 2015 no amounts were paid to the general partner.

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

For the year ended December 31, 2016, the fee charged by the Manager for administrative expenses was $1.5 million.

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

For the year ended December 31, 2016, the aggregate compensation paid to our current executive officers was approximately $0.4 million.

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

Our board of directors consists of seven members, three persons who are appointed by our general partner in its sole discretion and four who are elected by the common unitholders. Directors appointed by our general partner will serve as directors for terms determined by our general partner. Directors elected by our common unitholders are divided into three classes serving staggered three-year terms. Two of the four directors elected by our common unitholders in our 2015 annual meeting of unitholders were designated as the Class II elected directors and will serve until our annual meeting of unitholders in 2017; one of the four directors elected by our common unitholders in our 2015 annual meeting of unitholders was designated as our Class III elected director and will serve until our annual meeting of unitholders in 2018; and the remaining one director elected by our common unitholders was designated as the Class I elected director and will serve until our annual meeting of unitholders in 2019 as the term was renewed for three years during our 2016 annual meeting of unitholders. At each subsequent annual meeting of unitholders, directors will be elected to succeed the class of directors whose terms have expired by a plurality of the votes of the common unitholders. Directors elected by our common unitholders will be nominated by the board of directors or by any limited partner or group of limited partners that holds at least 10% of the outstanding common units. We will have a conflicts committee consisting of three independent directors that will be available at the board’s discretion to review matters involving potential conflicts of interest.

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

Our general partner owes a fiduciary duty to our unitholders, subject to limitations described under “Conflicts of Interest and Fiduciary Duties.” Our general partner will be liable, as general partner, for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are expressly non-

recourse to it. Whenever possible, the partnership agreement directs that we should incur indebtedness or other obligations that are non-recourse to our general partner.

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

E. Unit Ownership

Identity of Person or Group

As of March 8, 2017, our officers and directors, identified in the table below, did not beneficially own any common units or subordinated units. The information is not necessarily indicative of beneficial ownership for any other purposes. Under SEC rules, a person or entity beneficially owns any units that the person or entity has the right to acquire as of May 7, 2017 (60 days after March 8, 2017) through the exercise of any unit option or other right. As of March 8, 2017, there were 21,354,340 units outstanding, representing all outstanding common units (9,991,641), subordinated units (9,342,692), subordinated series A units (1,592,920) and general partner units (427,087).

	Common and Subordinated Units Owned	Percentage of Common and Subordinated Units Owned
Angeliki Frangou	—	—
Erifili Tsironi	—	—
Efstratios Desypris	—	—
Vasiliki Papaefthymiou	—	—
Shunji Sasada	—	—
Alexander Kalafatides	—	—
Christos Kokkinis	—	—
Stefan Kuch	—	—
Vasilios Mouyis	—	—

Item 7.	Major Unitholders and Related Party Transactions

A. Major Unitholders

The following table sets forth the beneficial ownership as of March 8, 2017, of our common and subordinated units by each person we know to beneficially own more than 5% of the common or subordinated units. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person beneficially owns any units as to which the person has or shares voting or investment power. In addition, a person beneficially owns any units that the person or entity has the right to acquire as of May 7, 2017 (60 days after March 8, 2017) through the exercise of any unit option or other right. The percentage disclosed under “Percentage of Total Common and Subordinated and Subordinated A Units Beneficially Owned” is based on 21,354,340 units, representing all outstanding common units (9,991,641), subordinated units (9,342,692), subordinated Series A units (1,592,920) and the general partner units (427,087).

Name of Beneficial Owner	Common Units Beneficially Owned		Subordinated Units Beneficially Owned		Subordinated Series A Units Beneficially Owned		Percentage of Total Common and Subordinated and Subordinated A Units Beneficially Owned (1)
	Number	Percentage	Number	Percentage	Number	Percentage
Navios Maritime Acquisition Corporation(1)(2)	1,242,692	12.4%	9,342,692	100.0%	1,592,920	100.0%	57.0%
Advisory Research Inc.(3)	1,619,000	16.2%	—	—	—	—	7.6%
Guggenheim Capital LLC(4)	700,620	7.0%	—	—	—	—	3.3%
All directors and executive officers as a group (nine persons)	—	—	—	—	—	—	—

(1)	Excludes the 2.0% general partner interest held by our general partner, a wholly owned subsidiary of Navios Acquisition.
(2)	Navios Acquisition is a U.S. public company controlled by its board of directors, which consists of the following seven members: Angeliki Frangou, Ted C. Petrone, Nikolaos Veraros, John Koilalous, Brigitte Noury, Anna Kalathakis and George Galatis.
(3)	Based on Schedule 13G/A filed on February 14, 2017 with the SEC and reported units owned by the Piper Jaffray Companies, Advisory Research, Inc. and Nuveen Energy MLP Total Return Fund.
(4)	Based on Schedule 13G filed on February 14, 2017 with the SEC and reporting units owned by Guggenheim Capital LLC , Guggenheim Funds Investment Advisors LLC, Guggenheim Funds Services LLC, Guggenheim Funds Services Holdings LLC, Guggenheim Partners Investment Management Holdings LLC, GI Holdco LLC, GI Holdco II LLC and Guggenheim Partners LLC.

B. Related Party Transactions

Navios Acquisition, the sole member of our general partner, currently owns 1,242,692 common units, 9,342,692 subordinated units and 1,592,920 subordinated series A units representing a 57.0% interest in us based on all outstanding common, subordinated, subordinated series A and general partner units. In addition, our General Partner owns all of the 427,087 general partner units representing a 2.0% general partnership interest in us and all of the incentive distribution rights. Navios Acquisition’s ability, as sole member of our general partner, to control the appointment of three of the seven members of our board of directors and to approve certain significant actions we may take and its ownership of all of the outstanding subordinated units and its right to vote the subordinated units as a separate class on certain matters, means that Navios Acquisition, together with its affiliates, have the ability to exercise influence regarding our management.

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

The term of the management will expire in November 2019, with respect to each vessel in our fleet. Pursuant to the terms of the Management Agreement as amended in October 2016, we pay the Manager a fixed daily fee of $9,500 per VLCC vessel until December 2018. This fixed daily fee covers all of our vessel operating expenses, other than certain extraordinary fees and costs. Drydocking and special survey are paid to the Manager at cost. During the remaining year of the term of the Management Agreement, we expect to reimburse the Manager for all of the actual operating costs and expenses it incurs in connection with the management of our fleet. Actual operating costs and expenses will be determined in a manner consistent with how the initial $9,500 fixed fees were determined.

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

In May 2014, the duration of the existing management agreement was extended until May 2020 and the daily rate was reduced by 5% to $9,500 per VLCC vessel for two additional years through May 2016. Drydocking expenses under this management agreement were reimbursed at cost for all vessels.

Navios Midstream

On November 18, 2014, the Company entered into a Management Agreement with the Manager pursuant to which the Manager provides commercial and technical management services to Navios Midstream’s vessels for a daily fee of $9,500 per VLCC tanker vessel that had originally been fixed until November 2016.

In October 2016, Navios Midstream amended its existing Management Agreement with the Manager, a wholly-owned subsidiary of Navios Holdings, to extend the fixed fee period for commercial and technical management services of its fleet, until December 31, 2018 at the current rate of $9,500 per day per VLCC. Dry docking expenses are reimbursed at cost for all vessels.

Total management fees for each of the years ended December 31, 2016, 2015 and 2014 amounted to $20.9 million, $17.6 million and $14.2 million, respectively.

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

Total general and administrative expenses for the years ended December 31, 2016, 2015 and 2014 amounted to $3.0 million, $2.5 million and $1.3 million, respectively. For the years ended December 31, 2016, 2015 and 2014, the expenses charged by Navios Holdings for administrative services were $1.5 million, $1.0 million and $0.8 million, respectively.

Balances due from/ to related parties: Amounts due from related parties as of December 31, 2016 and December 31, 2015, were $4.9 million and $2.8 million, respectively, and mainly related to payments of management fees and other expenses to Navios Holdings and its subsidiaries.

Balances due to related parties related to amounts due to Navios Holdings and its subsidiaries, as well as Navios Acquisition. Amounts due to Navios Acquisition as of December 31, 2016 and December 31, 2015 were $0 and $0.4 million, respectively, whereas as of December 31, 2016 and December 31, 2015, the amounts due to Navios Holdings were $0 and $0.1 million, respectively.

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

Backstop Agreements: On November 18, 2014, Navios Acquisition entered into backstop agreements with Navios Midstream. In accordance with the terms of the backstop agreements, Navios Acquisition has provided a backstop commitment at a net rate of $35,000 per day for the Nave Celeste, $38,400 per day for the Shinyo Ocean and $38,025 per day for the Shinyo Kannika. Following the expiration of their original charter contracts and the redelivery of the Nave Celeste, the Shinyo Ocean and the Shinyo Kannika in the first quarter of 2017, Navios Midstream has entered into new charter contracts for the above vessels with third parties. Those contracts provide for index linked charter rates or pool earnings as the case may be. The backstop rates apply for a two-year period as of the redelivery of each of the vessels from its original charterer, if the actual rates achieved are below the agreed backstop rates for each of the vessels.

General Partner Option Agreement: Navios Holdings has a ten-year option to purchase a minimum of 25% of the general partner interest held by the general partner, the incentive distribution rights held by the general partner and/or the membership interests in the general partner from Navios Acquisition, each at fair market value. The option expires on November 18, 2024.

Option Vessels: On November 18, 2014, Navios Midstream entered into a share purchase agreement with Navios Acquisition, pursuant to which Navios Midstream would have options that were exercisable through November 18, 2016, to acquire the capital stock of up to seven vessel-owning subsidiaries of Navios Acquisition that owned seven VLCC vessels and the related time charters. In June 2015, Navios Midstream exercised its option and acquired two of the seven vessels, the Nave Celeste and the C. Dream. In October 2016, Navios Acquisition extended the options for the Buena Suerte, the Nave Neutrino and the Nave Electron for an additional two-year period expiring on November 18, 2018.

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

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly distributions from us. Our distribution policy is subject to certain restrictions and may be changed at any time, including:

•	Our unitholders have no contractual or other legal right to receive distributions other than the obligation under our partnership agreement to distribute available cash on a quarterly basis, which is subject to the broad discretion of our board of directors to establish reserves and other limitations.

•	While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions requiring us to make cash distributions contained therein, may be amended. Although during the subordination period, with certain exceptions, our partnership agreement may not be amended without the approval of non-affiliated common unitholders, our partnership agreement can be amended with the approval of a majority of the outstanding common units after the subordination period has ended. Currently, Navios Acquisition owns 12.4% of our outstanding common units and 100.0% of our outstanding subordinated units.

•	Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement.

•	Under Section 51 of the Marshall Islands Limited Partnership Act, we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets.

•	We may lack sufficient cash to pay distributions to our unitholders due to decreases in net revenues or increases in operating expenses, principal and interest payments on outstanding debt, tax expenses, working capital requirements, maintenance and replacement capital expenditures or anticipated cash needs.

•	Our distribution policy will be affected by restrictions on distributions under our new credit facility that we entered into in connection with the closing of the offering. Specifically, our new credit facility contains material financial tests that must be satisfied and we will not pay any distributions that will cause us to violate our credit facility or other debt instruments. Should we be unable to satisfy these restrictions included in the proposed new credit facility or if we are otherwise in default under our new credit facility, our ability to make cash distributions to you, notwithstanding our cash distribution policy, would be materially adversely affected.

•	If we make distributions out of capital surplus, as opposed to operating surplus, such distributions will constitute a return of capital and will result in a reduction in the minimum quarterly distribution and the target distribution levels. We do not anticipate that we will make any distributions from capital surplus.

Our ability to make distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, the provisions of existing and future indebtedness, applicable partnership and limited liability company laws and other laws and regulations.

Minimum Quarterly Distribution

The amount of the minimum quarterly distribution is $0.4125 per unit, or $1.65 per unit per year. The amount of available cash from operating surplus, which we also refer to as cash available for distributions, needed to pay the minimum quarterly distribution on all of the common units and subordinated units and the 2.0% general partner interest to be outstanding as of December 31, 2016 for one quarter and for four quarters will be approximately:

	Number of Units	Distributions
		One Quarter	Four Quarters
Common units	9,675,795	$3,991,265	$15,965,062
Subordinated Series A units	1,592,920	657,080	2,628,318
Subordinated units	9,342,692	3,853,860	15,415,442
General Partner interest(1)	420,641	173,514	694,058
Total	21,032,048	$8,675,719	$34,702,880

(1)	The number of general partner units is determined by multiplying the total number of units deemed to be outstanding (i.e., the total number of common, subordinated and subordinated A units outstanding divided by 98.0%) by the general partner’s 2.0% general partner interest.

Our board of directors adopts a policy pursuant to which we pay an initial quarterly distribution of $0.4125 per unit for each complete quarter. Beginning with the quarter ending December 31, 2016, we distributed, within 45 days after the end of each quarter, all of our available cash to unitholders of record on the applicable record date.

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

On January 22, 2016, the Board of Directors authorized its quarterly cash distribution for the three month period ended December 31, 2015 of $0.4225 per unit. The distribution was paid on February 12, 2016 to all holders of record of common, subordinated, subordinated Series A units and general partner units on February 9, 2016. The aggregate amount of the distribution paid was $8.7 million.

On April 21, 2016, the Board of Directors of Navios Midstream authorized its quarterly cash distribution for the three month period ended March 31, 2016 of $0.4225 per unit. The distribution was paid on May 12, 2016 to all holders of record of common, subordinated, subordinated Series A units and general partner units on May 6, 2016. The aggregate amount of the distribution paid was $8.7 million.

On July 21, 2016, the Board of Directors of Navios Midstream authorized its quarterly cash distribution for the three month period ended June 30, 2016 of $0.4225 per unit. The distribution was paid on August 12, 2016 to all holders of record of common, subordinated, subordinated Series A units and general partner units on August 10, 2016. The aggregate amount of the distribution paid was $8.8 million.

On October 17, 2016, the Board of Directors of Navios Midstream authorized its quarterly cash distribution for the three month period ended September 30, 2016 of $0.4225 per unit. The distribution was paid on November 10, 2016 to all holders of record of common, subordinated, subordinated Series A Units and general partner units on November 8, 2016. The aggregate amount of the distribution paid was $8.9 million.

On January 23, 2017, the Board of Directors authorized its quarterly cash distribution for the three month period ended December 31, 2016 of $0.4225 per unit. The distribution was paid on February 14, 2017 to all holders of record of common, subordinated, subordinated Series A units and general partner units on February 9, 2017. The aggregate amount of the distribution paid was $9.0 million.

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

	Total Quarterly Distribution Total Amount	Marginal Percentage Interest in Distributions
		Unitholders	General Partner	Holders of IDRs
Minimum Quarterly Distribution	$0.4125	98.0%	2.0%	0%
First Target Distribution	up to $0.4744	98.0%	2.0%	0%
Second Target Distribution	above $0.4744 up to $ 0.5156	85.0%	2.0%	13.0%
Third Target Distribution	above $0.5156 up to $ 0.6188	75.0%	2.0%	23.0%
Thereafter	above $0.6188	50.0%	2.0%	48.0%

B. Significant Changes

No significant changes have occurred since the date of the annual financial statements included herein.

Item 9.	The Offer and Listing

Our common units are traded on the New York Stock Exchange (or NYSE) under the symbol “NAP”. The following table sets forth the high and low closing sales prices for our common units on the NYSE for each of the periods indicated:

	Price Range
	High	Low
Year Ended:
December 31, 2016	$14.04	$6.77
December 31, 2015	$17.70	$9.84
December 31, 2014	$14.25	$11.50
December 31, 2013	$—	$—
December 31, 2012	$—	$—
Quarter Ended:
December 31, 2016	$12.52	$9.67
September 30, 2016	$14.04	$10.16
June 30, 2016	$13.31	$9.90
March 31, 2016	$12.30	$6.77
December 31, 2015	$14.97	$9.84
September 30, 2015	$16.24	$11.03
June 30, 2015	$17.70	$14.06
March 31, 2015	$14.90	$12.96
Month Ended:
March 7, 2017	$10.88	$10.80
February 28, 2017	$12.48	$10.30
January 31, 2017	$12.14	$10.85
December 31, 2016	$10.99	$10.33
November 30, 2016	$11.47	$9.67
October 31, 2016	$12.52	$10.10

Item 10.	Additional Information

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

•	Facility Agreement for up to $126.0 million term loan facility, by and between Navios Midstream, and Credit Suisse AG, dated November 13, 2014. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Omnibus Agreement, dated as of November 18, 2014, among Navios Holdings, Navios Acquisition, Navios Maritime Midstream GP LLC, Navios Maritime Midstream Operating LLC., and Navios Partners. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Management Agreement dated November 18, 2014, between Navios Midstream and Navios Tankers Management. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Administrative Services Agreement, dated as of November 18, 2014, between Navios Midstream and Navios Tankers Management. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Backstop Agreement, dated as of November 18, 2014, between Navios Midstream and Navios Acquisition.

•	Option Vessels Backstop Agreement, dated as of November 18, 2014, between Navios Midstream and Navios Acquisition.

•	General Partner Option Agreement, dated as of November 18, 2014, between Navios Acquisition and Navios Holdings.

•	Credit Agreement for $205.0 million term loan facility, by and between Navios Midstream and Morgan Stanley Senior Funding, Inc., dated June 18, 2015. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Continuous Offering Program Sales Agreement, dated July 29, 2016, between Navios Midstream and S. Goldman Capital LLC.

•	First Amendment to Management Agreement, dated October 17, 2016, between Navios Midstream and Navios Tankers Management Inc.

•	First Amendment to Share Purchase Agreement, dated October 25, 2016, between Navios Midstream and Aegean Sea Maritime Holdings Inc.

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

The following discussion applies only to beneficial owners of common units that own the common units as “capital assets” (generally, property held for investment purposes). The following discussion does not address all aspects of U.S. federal income taxation which may be important to particular beneficial owners of common units in light of their individual circumstances, such as (i) beneficial owners of common units subject to special tax rules (e.g., banks or other financial institutions, real estate investment trusts, regulated investment companies, insurance companies, broker-dealers, traders that elect to mark-to-market for U.S. federal income tax purposes, tax-exempt organizations and retirement plans, individual retirement accounts and tax-deferred accounts, or former citizens or long-term residents of the United States) or to beneficial owners that will hold the common units as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, (ii) partnerships or other entities classified as partnerships for U.S. federal income tax purposes or their partners, (iii) U.S. Holders (as defined below) that have a functional currency other than the U.S. dollar, or (iv) beneficial owners of common units that own 2.0% or more (by vote or value) of our common units, all of whom may be subject to tax rules that differ significantly from those summarized below. If a partnership or other entity classified as a partnership for U.S. federal income tax purposes holds our common units, the tax treatment of its partners generally will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. If you are a partner in a partnership holding our common units, you should consult your own tax advisor regarding the tax consequences to you of the partnership’s ownership of our common units.

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

Foreign Exchange Risk

Our functional and reporting currency is the U.S. dollar. We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar denominated. Transactions in currencies other than U.S. dollar are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized. Expenses incurred in foreign currencies against which the U.S. Dollar falls in value can increase thereby decreasing our income or vice versa if the U.S. dollar increases in value. For example, during the year ended December 31, 2016, and December 31, 2015, the value of the U.S. dollar increased by approximately 3.6% and 11.5% respectively, as compared to the Euro.

Interest Rate Risk

As of December 31, 2016 and December 31, 2015, the Company had a total of $201.9 million and $204.0 million, respectively in long-term indebtedness. As of December 31, 2014, the Company had a total of $126.0 million in long-term indebtedness. The debt is U.S. dollar-denominated. Borrowings under our credit facility bear interest at rates based on a premium over U.S. $ LIBOR except for the interest rate on the Notes which is fixed. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. For the year ended December 31, 2016 we paid interest on our outstanding debt at a weighted average interest rate of 5.50%. A 1% increase in LIBOR would have increased our interest expense for the year ended December 31, 2016 by $2.1 million. For the year ended December 31, 2015 we paid interest on our outstanding debt at a weighted average interest rate of 4.74%.

Concentration of Credit Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of trade accounts receivable. We closely monitor our exposure to customers for credit risk. We have policies in place to ensure that we trade with customers with an appropriate credit history. For the year ended December 31, 2016, the Company’s customers representing 10% or more of total revenue were Dalian Ocean Shipping Co., Formosa Petrochemical Corporation and SK Shipping Company Limited which accounted for 70.6%, 15.7% and 13.7%, respectively. For the year ended December 31, 2015, the Company’s customers representing 10% or more of total revenue were Dalian Ocean Shipping Co. and Formosa Petrochemical Corporation, which accounted for 75.6% and 18.3%, respectively. For the year ended December 31, 2014, the Company’s customers representing 10% or more of total revenue were Dalian Ocean Shipping Co. and Formosa Petrochemical Corporation, which accounted for 77.9% and 22.1%, respectively.

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

Disclosure Controls and Procedures

The management of Navios Midstream, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation, pursuant to Rule 13a-15 promulgated under the Securities Act of 1934, as amended (the “Exchange Act”), of the effectiveness of our disclosure controls and procedures as of December 31, 2016. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2016.

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

Navios Midstream’s management assessed the effectiveness of Navios Midstream’s internal control over financial reporting as of December 31, 2016. In making this assessment, it used the criteria set forth by the

Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework (2013). Based on its assessment, management concluded that, as of December 31, 2016, Navios Midstream’s internal control over financial reporting is effective based on those criteria.

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

Audit Fees

Our principal accountants for fiscal year 2016 and 2015 were Ernst & Young (Hellas) Certified Auditors Accountants S.A. (“Ernst & Young”). The audit fees for the audit for each of the years ended December 31, 2016 and 2015 were $0.2 million.

Audit-Related Fees

There were no audit related fees billed in 2016 and 2015.

Tax Fees

There were no tax fees billed in 2016 and 2015.

Other Fees

There were no other fees billed in 2016 and 2015.

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

The Audit Committee separately pre-approved all engagements and fees paid to our principal accountant in 2016.

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

The financial information required by this Item together with the related reports of Ernst & Young, and PricewaterhouseCoopers S.A., thereon is filed as part of this annual report on Pages F-1 through F-24.

Item 19.	Exhibits

1.1	Certificate of Limited Partnership of Navios Maritime Midstream Partners L.P.(1)

1.2	Third Amended and Restated Agreement of Limited Partnership of Navios Maritime Midstream Partners L.P.(5)

1.3	Second Amended and Restated Agreement of Limited Partnership of Navios Maritime Midstream Partners L.P.(2)

1.4	First Amendment to Second Amended and Restated Agreement of Limited Partnership of Navios Maritime Midstream Partners L.P. (4)

1.5	Certificate of Formation of Navios Maritime Midstream Partners GP LLC(1)

1.6	Limited Liability Company Agreement of Navios Maritime Midstream Partners GP LLC(1)

1.7	Certificate of Formation of Navios Maritime Midstream Operating LLC(4)

1.8	Limited Liability Company Agreement of Navios Maritime Midstream Operating LLC(4)

4.1	Form of Omnibus Agreement(1)

4.2	Form of Management Agreement with Navios Tankers Management Inc.(1)

4.3	Form of Administrative Services Agreement with Navios Tankers Management Inc.(1)

4.4	Form of Option Agreement/ Share Purchase Agreement(1)

4.5	Form of First Contribution and Conveyance Agreement(1)

4.6	Form of Second Contribution and Conveyance Agreement(1)

4.7	Form of Share Purchase Agreement between Aegean Sea Maritime Holdings Inc. and Navios Maritime Midstream Partners L.P.(1)

4.8	Facility Agreement for $126.0 million term loan facility, dated November 13, 2014(3)

4.9	Credit Agreement for $205.0 million term loan facility, dated June 18, 2015(5)

4.10	Backstop Agreement, dated November 18, 2014, between Navios Maritime Midstream Partners L.P. and Navios Maritime Acquisition Corporation(4)

4.11	Option Vessels Backstop Agreement, dated November 18, 2014, between Navios Maritime Midstream Partners L.P. and Navios Maritime Acquisition Corporation (4)

4.12	General Partner Option Agreement, dated November 18, 2014, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc.(4)

4.13	Continuous Offering Program Sales Agreement, dated July 29, 2016, between Navios Midstream and S. Goldman Capital LLC.(7)

4.14	First Amendment to Management Agreement, dated October 17, 2016, between Navios Midstream and Navios Tankers Management Inc.(8)

4.15	First Amendment to Share Purchase Agreement, dated October 25, 2016, between Navios Midstream and Aegean Sea Maritime Holdings Inc.(8)

8.1	List of Subsidiaries of Navios Maritime Midstream Partners L.P.*

12.1	Section 302 Certification of Chief Executive Officer*

12.2	Section 302 Certification of Chief Financial Officer*

13.1	Section 906 Certification of Chief Executive Officer and Chief Executive Officer*

15.1	Consent of Ernst & Young (Hellas) Certified Auditors Accountants S.A.*

15.2	Consent of PricewaterhouseCoopers S.A.*

16.1	PwC letter, dated April 30, 2015(6)

101	The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets at December 31, 2016 and 2015; (ii) Consolidated and Combined Statements of Operations for each of the years ended December 31, 2016, 2015 and 2014; (iii) Consolidated and Combined Statements of Cash Flows for each of the years ended December 31, 2016, 2015 and 2014; (iv) Consolidated and Combined Statements of Changes in Partners’ Capital and Owner’s Net Investment for each of the years ended December 31, 2016, 2015 and 2014; and (v) the Notes to the Consolidated Financial Statements as blocks of text.

(1)	Previously filed as an exhibit to the Company’s Registration Statement on Form F-1, as amended (File No. 333-199235) as filed with the SEC and hereby incorporated by reference to the Annual Report.
(2)	Previously filed as Appendix A to the Company’s Registration Statement on Form F-1, as amended (File No. 333-199235) as filed with the SEC and hereby incorporated by reference to the Annual Report.
(3)	Previously filed as an exhibit to a Report on Form 6-K filed on December 2, 2014 and hereby incorporated by reference.
(4)	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2014 filed on March 17, 2015 and hereby incorporated by reference.
(5)	Previously filed as an exhibit to a Report on Form 6-K filed on June 25, 2015 and hereby incorporated by reference.
(6)	Previously filed as an exhibit to a Report on Form 6-K filed on April 30, 2015 and hereby incorporated by reference.
(7)	Previously filed as an exhibit to a Report on Form 6-K filed on July 29, 2016 and hereby incorporated by reference.
(8)	Previously filed as an exhibit to a Report on Form 6-K filed on October 27, 2016 and hereby incorporated by reference.
*	Filed herewith.

SIGNATURES

Navios Maritime Midstream Partners L.P. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Navios Maritime Midstream Partners L.P.

/s/ Angeliki Frangou
By:	Angeliki Frangou
Its:	Chairman and Chief Executive Officer

Date: March 8, 2017

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

REPORT OF ERNST & YOUNG (HELLAS) CERTIFIED AUDITORS ACCOUNTANTS S.A. INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-2
REPORT OF PRICEWATERHOUSECOOPERS S.A. INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-3
CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2016 AND 2015	F-4
CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS FOR EACH OF THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014	F-5
CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS FOR EACH OF THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014	F-6
CONSOLIDATED AND COMBINED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL AND OWNER’S NET INVESTMENT FOR EACH OF THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014	F-7
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS	F-8

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Partners of Navios Maritime Midstream Partners L.P.:

We have audited the accompanying consolidated balance sheet of Navios Maritime Midstream Partners L.P. as of December 31, 2016, and 2015, and the related consolidated statements of operations, changes in partners’ capital and cash flows for each of the two years in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Navios Maritime Midstream Partners L.P. at December 31, 2016 and 2015, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece

March 8, 2017

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Partners of Navios Maritime Midstream Partners L.P.:

In our opinion, the consolidated and combined statements of operations, changes in partners’ capital and of owner’s net investment and of cash flows for the period ended December 31, 2014 present fairly, in all material respects, the results of operations and cash flows of Navios Maritime Midstream Partners L.P. and its subsidiaries for the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers S.A.

Athens, Greece

March 17, 2015

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. Dollars except unit data)

	Notes	December 31, 2016	December 31, 2015
ASSETS
Current assets
Cash and cash equivalents	3	$52,791	$37,834
Accounts receivable, net	4	2,264	5,110
Prepaid expenses and other current assets		1,168	112
Due from related parties	10	4,864	2,804
Total current assets		61,087	45,860
Vessels, net	5	378,444	400,192
Intangible assets	6	25,164	28,450
Deferred dry dock and special survey costs, net		11,086	6,066
Total non-current assets		414,694	434,708
Total assets		$475,781	$480,568
LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities
Accounts payable		$2,386	$412
Accrued expenses		602	654
Due to related parties	10	—	438
Deferred revenue		2,494	1,931
Current portion of long-term debt, net of deferred finance costs and discount	7	661	643
Total current liabilities		6,143	4,078
Long-term debt, net of deferred finance costs and discount	7	196,515	197,176
Total non-current liabilities		196,515	197,176
Total liabilities		$202,658	$201,254
Commitments and contingencies	11	—	—
Total Partners’ capital
Common Unitholders (9,675,795 units and 9,342,692 units issued and outstanding at December 31, 2016 and December 31, 2015, respectively)		125,635	126,317
Subordinated Series A Unitholders (1,592,920 units issued and outstanding at December 31, 2016 and none at December 31, 2015)		26,593	27,379
Subordinated Unitholders (9,342,692 units issued and outstanding at December 31, 2016 and December 31, 2015)		115,552	120,154
General Partner (420,641 units issued and outstanding at December 31, 2016 and 413,843 issued and outstanding at December 31, 2015)		5,343	5,464
Partners’ capital		273,123	279,314
Total liabilities and Partners’ capital		$475,781	$480,568

See notes to consolidated and combined financial statements.

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS

(Expressed in thousands of U.S. Dollars, except unit and per unit data)

	Notes	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
Revenue		$91,834	$83,362	$63,534
Time charter expenses		(1,466)	(1,100)	(762)
Direct vessel expenses		(3,093)	(1,602)	(1,283)
Management fees (entirely through related party transactions)	10	(20,862)	(17,613)	(14,166)
General and administrative expenses	10	(2,968)	(2,497)	(1,296)
Depreciation and amortization	5, 6	(25,534)	(22,686)	(19,509)
Interest expenses and finance cost	7	(12,843)	(10,830)	(25,473)
Interest income		190	—	—
Other income		4	88	119
Other expense		(372)	(50)	—
Net income		$24,890	$27,072	$1,164

		Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
Net income		$24,890	$27,072	$1,164
Add: Predecessor net loss prior to initial public offering on November 18, 2014		$—	$—	$1,387
Net income attributable to Navios Maritime Midstream Partners L.P. subsequent to initial public offering and limited partners’ interest in net income:		$24,890	$27,072	$2,551
Earnings attributable to:
Common unit holders		$11,306	$12,465	$1,250
Subordinated Series A unit holders		$1,906	$1,598	$—
Subordinated unit holders		$11,186	$12,465	$1,250
General Partner		$492	$544	$51
Earnings per unit (basic and diluted)
Common unit holders		$1.19	$1.33	$0.13
Subordinated Series A unit holders		$1.20	$1.86	$—
Subordinated unit holders		$1.19	$1.33	$0.13
General Partner		$1.19	$1.36	$0.13
Weighted average units outstanding (basic and diluted)
Common unit holders		9,457,455	9,342,692	9,342,692
Subordinated Series A unit holders		1,592,920	859,740	—
Subordinated unit holders		9,342,692	9,342,692	9,342,692
General Partner		415,286	398,880	381,334

See notes to consolidated and combined financial statements.

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. Dollars)

	Notes	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
Operating Activities
Net income		$24,890	$27,072	$1,164
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,6	25,534	22,686	19,509
Amortization and write-off of deferred finance costs, discount and bond premium		1,407	2,676	712
Amortization of dry dock and special survey costs		3,093	1,602	1,283
Changes in operating assets and liabilities:
Decrease in prepaid expenses and other current assets		94	100	7
Payments for Drydocking		(8,113)	(5,713)	—
Decrease/ (increase) in accounts receivable	4	2,846	(4,457)	164
Increase/ (decrease) in accounts payable		1,974	(310)	351
(Decrease)/ increase in accrued expenses		(52)	(1,040)	1,479
(Decrease)/ increase in due to/ from related parties	10	(2,498)	(2,756)	2,592
Decrease/ (increase) in deferred revenue		563	(7)	—
Net cash provided by operating activities		$49,738	$39,853	$27,261
Investing Activities
Acquisition of vessels		(500)	(72,252)	—
Due from related parties		—	—	(52,314)
Net cash used in investing activities		$(500)	$(72,252)	$(52,314)
Financing Activities
Proceeds from Long term debt, net of deferred finance costs and discount	7	—	198,081	124,027
Loan and other payments	7	(3,200)	(127,025)	—
Cash remittance to Navios Acquisition		—	—	(214,854)
IPO proceeds, net of underwriting discount		—	—	113,906
IPO expenses		—	(3,347)	(469)
Dividend paid		(35,180)	(28,904)	—
Proceeds from issuance of general partner units		89	551	—
Proceeds from issuance of common units		4,010	—	—
Owner’s net investment		—	—	24,168
Net cash (used in)/ provided by financing activities		$(34,281)	$39,356	$46,778
Net increase in cash and cash equivalents		14,957	6,957	21,725
Cash and cash equivalents, beginning of year		37,834	30,877	9,152
Cash and cash equivalents, end of year		$52,791	$37,834	$30,877
Supplemental disclosures of cash flow information
Cash interest paid		$11,428	$8,100	$27,786
Non-cash financing activities
Accrued IPO expenses		$—	$—	$3,290
Assets and liabilities retained by Navios Acquisition:
Long-term debt		$—	$—	$341,034
Due from related parties		$—	$—	$(88,070)
Due to related parties		$—	$—	$2,588
Deferred finance costs		$—	$—	$(7,405)

See notes to consolidated and combined financial statements.

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

CONSOLIDATED AND COMBINED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL AND OWNER’S NET INVESTMENT

(Expressed in thousands of U.S. Dollars except unit data)

			Limited Partners
	General Partner		Common Unitholders		Subordinated Unitholders		Subordinated Series A Unitholders		Total Partners’ Capital	Owners’ Net Investment	Total
	Units	$	Units	$	Units	$	Units	$	$	$	$
Combined Balance January 1, 2014	—	—	—	—	—	—	—	—	—	84,712	84,712
Net loss	—	—	—	—	—	—	—	—	—	(1,387)	(1,387)
Net transactions with owners	—	—	—	—	—	—	—	—	—	24,168	24,168
Combined Balance November 17, 2014	—	—	—	—	—	—	—	—	—	$107,493	$107,493
Net liability of business retained by Navios Acquisition	—	—	—	—	—	—	—	—	—	$248,147	$248,147
Net assets contributed to the Partnership in exchange for General Partner units, common units and subordinated units of the Partnership	381,334	$12,367	1,242,692	$40,299	9,342,692	$302,974	—	—	$355,640	$(355,640)	—
Cash remittance to Navios Acquisition in exchange for contribution of net assets of the Partnership	—	(7,471)	—	(24,346)	—	(183,037)	—	—	(214,854)	—	(214,854)
Capital contribution from Navios Acquisition	—	4,896	—	15,953	—	119,937	—	—	140,786	—	—
Proceeds from initial public offering of common units, net of offering costs	—	—	8,100,000	110,147	—	—	—	—	110,147	—	110,147
Net income	—	51	—	1,250	—	1,250	—	—	2,551		2,551
Consolidated Balance December 31, 2014	381,334	$4,947	9,342,692	$127,350	9,342,692	$121,187	—	—	$253,484	$—	$253,484
Net income	—	544	—	12,465	—	12,465	—	1,598	27,072	—	27,072
Issuance of subordinated Series A Units and general partner units	32,509	551	—	—	—	—	1,592,920	27,111	27,662	—	27,662
Cash distribution	—	(578)	—	(13,498)	—	(13,498)	—	(1,330)	(28,904)	—	(28,904)
Consolidated Balance December 31, 2015	413,843	$5,464	9,342,692	$126,317	9,342,692	$120,154	1,592,920	27,379	$279,314	$—	$279,314
Net income	—	492	—	11,306	—	11,186	—	1,906	24,890	—	24,890
Equity offering	6,798	89	333,103	4,010	—	—	—	—	4,099	—	4,099
Cash distribution	—	(702)	—	(15,998)	—	(15,788)	—	(2,692)	(35,180)	—	(35,180)
Consolidated Balance December 31, 2016	420,641	$5,343	9,675,795	$125,635	9,342,692	$115,552	1,592,920	$26,593	$273,123	$—	$273,123

See notes to consolidated and combined financial statements.

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 1: DESCRIPTION OF BUSINESS

Navios Maritime Midstream Partners L.P. (“Navios Midstream”, the “Company” or the “Partnership”) (NYSE: NAP), was formed in The Republic of the Marshall Islands on October 13, 2014. Navios Maritime Midstream Partners GP LLC (the “General Partner”), a Marshall Islands limited liability company and wholly-owned subsidiary of Navios Maritime Acquisition Corporation (“Navios Acquisition”), was also formed on that date to act as the General Partner of Navios Midstream and receive a 2.0% general partner interest.

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

On or prior to the closing of the IPO, Navios Midstream entered into the following agreements: a) a share purchase agreement with Navios Acquisition pursuant to which Navios Midstream will have options, exercisable at any time during a two-year period until November 18, 2016, to acquire the capital stock of up to seven of its subsidiaries that own seven VLCCs and the related time charters; b) a management agreement (the “Management Agreement”) with Navios Tankers Management Inc. (the “Manager”), a subsidiary of Navios Maritime Holdings Inc. (“Navios Holdings”), pursuant to which the Manager provides Navios Midstream commercial and technical management services; c) an administrative services agreement (the “Administrative Services Agreement”) with the Manager pursuant to which the Manager provides Navios Midstream administrative services; and c) an omnibus agreement with Navios Holdings, Navios Acquisition, Navios Maritime Partners L.P. (“Navios Partners”) and the General Partner governing, among other things, when Navios Midstream, Navios Holdings, Navios Acquisition and Navios Partners may compete against each other as well as rights of first offer on VLCCs, crude oil tankers, refined petroleum product tankers, chemical tankers and LPG tankers.

In June 2015, Navios Midstream exercised its option to acquire the shares of the vessel-owning subsidiaries of the Nave Celeste and the C. Dream from Navios Acquisition for an aggregate purchase price of $100,000. The aggregate purchase price consisted of 1,592,920 subordinated Series A Units, issued to Navios Acquisition, and $73,000 cash consideration. The rights and terms of the subordinated Series A Units are substantially similar to those of the subordinated units in terms of rights such as voting and distributions; provided, however, the subordinated Series A Units are senior in preference in liquidation to the subordinated units and unlike the subordinated units that convert at the end of the subordination period (as such period is determined pursuant to the partnership agreement), all of the outstanding subordinated Series A Units will automatically convert into common units on a one-for-one basis on the earlier of (i) June 18, 2018, or (ii) the Liquidation Date, as defined in the partnership agreement.

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

As of December 31, 2016, there were outstanding: 9,675,795 common units, 9,342,692 subordinated units, 1,592,920 Series A subordinated units and 420,641 general partnership units. As of December 31, 2016, Navios Acquisition owned a 59.90% limited partner interest in Navios Midstream, which included a 2.0% general partner interest.

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

As at December 31, 2016 the Company owned six VLCCs.

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

The combined financial statements prior to the IPO included the assets, liabilities, revenues, expenses and cash flows directly attributable to the vessel-owning legal entities, except for the loans, interest expense, deferred financing fees and the related amortization, which were allocated to the Combined Entity on the following basis:

•	Loans and related interest expense: The vessels included in the combined financial statements were financed through Ship Mortgaged Notes issued by Navios Acquisition. See Note 9: Leases. The Combined Entity’s vessels were used as collateral for such Ship Mortgaged Notes. For the purposes of the combined financial statements, the Ship Mortgaged Notes and related interest expense and loss on extinguishment of 2017 Notes were allocated to the mortgaged vessels with reference to their relative fair value at the issuance of the relevant notes.

•	Deferred financing fees and related amortization: As noted above, the Ship Mortgaged Notes were allocated to the mortgaged vessels with reference to their relative fair value at the issuance of the relevant notes. For the purposes of the combined financial statements, the deferred financing fees and the related amortization expense were allocated to the mortgaged vessels with reference to their relative fair value at the issuance of the relevant notes.

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

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

The Company consists of the consolidation of the following entities:

		Country of incorporation	Statement of Operations
Company name	Vessel name		2016	2015	2014
Navios Maritime Midstream Operating LLC	N/A	Marshall Islands	1/1—12/31	1/1—12/31	11/18—12/31
Navios Maritime Midstream Partners L.P.	N/A	Marshall Islands	1/1—12/31	1/1—12/31	11/18—12/31
Navios Maritime Midstream Finance (US) Inc.	N/A	Delaware	1/1—12/31	6/4—12/31	—
Shinyo Kannika Limited	Shinyo Kannika	Hong Kong	1/1—12/31	1/1—12/31	1/1—12/31
Shinyo Ocean Limited	Shinyo Ocean	Hong Kong	1/1—12/31	1/1—12/31	1/1—12/31
Shinyo Saowalak Limited	Shinyo Saowalak	British Virgin Is.	1/1—12/31	1/1—12/31	1/1—12/31
Shinyo Kieran Limited	Shinyo Kieran	British Virgin Is.	1/1—12/31	1/1—12/31	1/1—12/31
Shinyo Dream Limited	C. Dream	Hong Kong	1/1—12/31	6/18—12/31	—
Sikinos Shipping Corporation	Nave Celeste	Marshall Islands	1/1—12/31	6/18—12/31	—

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

Based on internal forecasts and projections that take into account reasonably possible changes in our trading performance, management believes that the Company has adequate financial resources to continue in operation and meet its financial commitments, including but not limited to capital expenditures and debt service obligations, for a period of at least twelve months from the date of issuance of these consolidated financial statements. Accordingly, the Company continues to adopt the going concern basis in preparing its financial statements.

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

During the fourth quarter of fiscal 2016, management concluded that, although market rates were at healthy levels during the year, however, events occurred and circumstances had changed, over previous years, which indicated the potential impairment of Navios Midstream’s long-lived assets may exist. These indicators included continued volatility in the charter market and the related impact of the tanker sector has on management’s expectation for future revenues. As a result, an impairment assessment of long-lived assets or identified asset groups was performed.

The Company determined undiscounted projected net operating cash flows for each vessel and compared it to the vessel’s carrying value together with the carrying value of deferred drydock and special survey costs related to the vessel and the carrying value of the related intangible. The significant factors and assumptions used in the undiscounted projected net operating cash flow analysis included: determining the projected net operating cash flows by considering the charter revenues from existing time charters for the fixed fleet days (Company’s remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on the 10-year average historical one year time charter rates) over the remaining economic life of each vessel, net of brokerage and address commissions, excluding days of scheduled off-hires, management fees fixed until December 2018 and thereafter assuming an annual increase of 3.0% and utilization rate of 99.7% based on the fleets historical performance.

The assessment concluded that step two of the impairment analysis was not required and no impairment of vessels and related intangible assets existed as of December 31, 2016, as the undiscounted projected net operating cash flows exceeded the carrying value.

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

(g) Deferred Finance Costs: Deferred finance costs include fees, commissions and legal expenses associated with obtaining or modifying loan facilities. The Company historically presented deferred debt issuance costs, or fees related to directly issuing debt, as long-term assets on the consolidated balance sheets. In April 2015, Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-03— Interest—Imputation of Interest to simplify the presentation of debt issuance costs. The new guidance simplifies financial reporting by eliminating the different presentation requirements for debt issuance costs and debt discounts or premiums. Presenting debt issuance costs as assets is inconsistent with FASB Concepts Statement No. 6, Elements of Financial Statements, which states that debt issuance costs cannot be assets because they provide no future economic benefit. Current guidance also conflicts with IFRS, which requires transaction costs, including third-party costs and creditor fees, to be deducted from the carrying value of the financial liability and not recorded as a separate asset. The Company adopted the new guidance effective for the financial statements for the fiscal year ended December 31, 2015 and interim period within that fiscal year and thus presents deferred finance costs, net of accumulated amortization, as a reduction of long term debt.

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

The Company amortizes these costs over the life of the related debt using the effective interest rate method, and are included in interest expense. For the purpose of these consolidated financial statements, for the period prior to the IPO such amortization has been allocated to the Company based on the relative fair value of the vessels. For the period subsequent to the IPO, these costs are amortized over the life of the related facility using the effective interest rate method. Amortization and write off of deferred finance cost for each of the years ended December 31, 2016, 2015 and 2014 were $1,407, $2,676 and $712, respectively.

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

Costs capitalized as part of the drydocking or special survey consist principally of the actual costs incurred at the yard, spare parts, paints, lubricants and services incurred solely during the drydocking or special survey period. For each of the years ended December 31, 2016, 2015 and 2014, the amortization expense was $3,093, $1,602 and $1,283, respectively. Accumulated amortization as of December 31, 2016 and 2015 amounted to $2,740 and $5,427, respectively.

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

(k) Provisions: The Company, in the ordinary course of its business, is subject to various claims, suits and complaints. Management, in consultation with internal and external advisors, will provide for a contingent loss in the financial statements if the contingency had been incurred at the date of the financial statements and the amount of the loss was probable and can be reasonably estimated. If the Company has determined that the reasonable estimate of the loss is a range and there is no best estimate within the range, the Company will provide the lower amount of the range. The Company, through the Management Agreement with the Manager, participates in Protection and Indemnity (P&I) insurance coverage plans provided by mutual insurance societies known as P&I clubs. Services such as the ones described above are provided by the Manager under the Management Agreement and included as part of the daily fee of $9.5 per owned VLCC vessel (see Note 10).

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

Profit-sharing revenues are calculated at an agreed percentage of the excess of the charterer’s average daily income (calculated on a quarterly, half-yearly or annually basis) over an agreed amount and accounted for on an accrual basis based on provisional amounts and for those contracts that provisional accruals cannot be made due to the nature of the profit share elements, these are accounted for or when such revenue becomes determinable.

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

In October 2016, Navios Midstream amended its existing Management Agreement with the Manager, a wholly-owned subsidiary of Navios Holdings, to extend the fixed fee period for commercial and technical management services of its fleet, until December 31, 2018 at the current rate of $9.5 per day per VLCC. Dry docking expenses are reimbursed at cost for all vessels.

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

For the year ended December 31, 2016, the Company’s customers representing 10% or more of total revenue were Dalian Ocean Shipping Co. and Formosa Petrochemical Corporation, and SK Shipping Company Limited which accounted for 70.6%, 15.7% and 13.7%, respectively. For the year ended December 31, 2015, the Company’s customers representing 10% or more of total revenue were Dalian Ocean Shipping Co. and Formosa Petrochemical Corporation, which accounted for 75.6% and 18.3%, respectively. For the year ended December 31, 2014, the Company’s customers representing 10% or more of total revenue were Dalian Ocean Shipping Co. and Formosa Petrochemical Corporation, which accounted for 77.9% and 22.1%, respectively.

Foreign exchange risk: Foreign currency transactions are translated into the measurement currency rates prevailing at the dates of transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of operations.

Recent Accounting Pronouncements

In August 2016, the FASB issued Accounting Standards Update No. 2016-15, “Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments” (“ASU 2016-15”). This Update addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted for all entities. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

In February 2016, the FASB issued Accounting Standards Update No. 2016-02, “Leases (Topic 842)” (“ASU 2016-02”). ASU 2016-02 will apply to both types of leases — capital (or finance) leases and operating leases. According to the new Accounting Standard, lessees will be required to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than 12 months. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements and footnotes disclosures.

In May 2014, the FASB issued ASU 2014-09 “Revenue from Contracts with Customers” clarifying the method used to determine the timing and requirements for revenue recognition on the statements of income. Under the new standard, an entity must identify the performance obligations in a contract, the transaction price and allocate the price to specific performance obligations to recognize the revenue when the obligation is completed. The amendments in this update also require disclosure of sufficient information to allow users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts. The new accounting guidance was originally effective for interim and annual periods beginning after December 15, 2016. On July 9,

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

2015, the FASB finalized a one-year deferral of the effective date for the new revenue standard. The standard will be effective for public entities for annual reporting periods beginning after December 15, 2017 and interim periods therein. The adoption of the new standard is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

NOTE 3: CASH AND CASH EQUIVALENTS

Cash and cash equivalents consisted of the following:

	December 31, 2016	December 31, 2015
Cash at banks	$49,787	$37,719
Short-term deposits	3,004	115
Total cash and cash equivalents	$52,791	$37,834

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

NOTE 4: ACCOUNTS RECEIVABLE, NET

Accounts receivable consist of the following:

	December 31, 2016	December 31, 2015
Accounts receivable	$2,264	$5,110
Less: Provision for doubtful accounts	—	—
Accounts receivable, net	$2,264	$5,110

Financial instruments that potentially subject the Company to concentrations of credit risk are accounts receivable. The Company does not believe its exposure to credit risk is likely to have a material adverse effect on its financial position, results of operations or cash flows.

NOTE 5: VESSELS, NET

	Cost	Accumulated Depreciation	Net Book Value
Balance at December 31, 2014	$387,777	$(67,548)	$320,229
Additions	99,363	(19,400)	79,963
Balance at December 31, 2015	$487,140	$(86,948)	$400,192
Additions	500	(22,248)	(21,748)
Balance at December 31, 2016	$487,640	$(109,196)	$378,444

In June 2015, Navios Midstream exercised its option to acquire the shares of the vessel-owning subsidiaries of the Nave Celeste and the C. Dream from Navios Acquisition for an aggregate purchase price of $100,000. The aggregate purchase price consisted of the issuance of 1,592,920 subordinated Series A Units, to Navios Acquisition and $73,000 cash consideration.

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

The purchase price of the Nave Celeste consisted of 884,956 subordinated Series A Units issued to Navios Acquisition, valued at $15,062 and cash of $42,000. The purchase price of the C. Dream consisted of 707,964 subordinated Series A units issued to Navios Acquisition and cash of $31,000. The number of subordinated Series A Units issued was calculated based on a price of $16.95 per unit, which was the volume weighted average trading price of the common units for the twenty business days immediately prior to the date of the acquisition. For accounting purposes, the subordinated Series A Units were valued based on the closing price of the common units on the day of the transaction, which was $17.02 per common unit. The additional capitalized costs for each of the Nave Celeste and the C. Dream amounted to $125. The working capital acquired for the Nave Celeste and the C. Dream was $587 and $(1,586), respectively.

For each of the Nave Celeste and the C. Dream purchased from Navios Acquisition, the acquisition of both vessels was effected through the acquisition of all of the capital stock of the respective vessel-owning companies, which held the ownership and other contractual rights and obligations related to each of the acquired vessels, including the respective charter-out contracts. Management accounted for each acquisition as an asset acquisition under ASC 805. At the transaction date, the purchase price approximated the fair value of the assets acquired, which was determined based on a combination of methodologies including discounted cash flow analyses and independent valuation analyses.

NOTE 6: INTANGIBLE ASSETS

Intangible assets as of December 31, 2016 and December 31, 2015 consisted of the following:

Favorable lease terms	Cost	Accumulated Amortization	Net Book Value
Balance at December 31, 2014	$44,877	$(13,141)	$31,736
Additions	—	(3,286)	(3,286)
Balance at December 31, 2015	$44,877	$(16,427)	$28,450
Additions	—	(3,286)	(3,286)
Balance at December 31, 2016	$44,877	$(19,713)	$25,164

Amortization expense of favorable lease terms for the years ended December 31, 2016, 2015 and 2014 is presented in the following table:

	December 31, 2016	December 31, 2015	December 31, 2014
Favorable lease terms charter-out	(3,286)	(3,286)	(3,286)
Total	$(3,286)	$(3,286)	$(3,286)

The aggregate amortizations of intangible assets will be as follows:

Description	Within One Year	Year Two	Year Three	Year Four	Year Five	Thereafter	Total
Favorable lease terms	$(2,846)	$(2,811)	$(2,811)	$(2,811)	$(2,811)	$(11,074)	$(25,164)
Total	$(2,846)	$(2,811)	$(2,811)	$(2,811)	$(2,811)	$(11,074)	$(25,164)

Intangible assets subject to amortization are amortized using the straight-line method over their estimated useful lives to their estimated residual value of zero. Intangible assets are amortized over the contract periods, which range from 6.34 to 15.00 years at inception. In relation to the acquisition of the Nave Celeste and the C. Dream in June 2015, please read disclosure in Note 5.

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 7: LONG-TERM DEBT

Long-term debt consisted of the following:

	December 31, 2016	December 31, 2015
Term Loan B	201,925	203,975
Less deferred finance costs, net	(3,342)	(4,332)
Total long term debt	198,583	199,643
Less unamortized discount	(1,407)	(1,824)
Less current portion, net of deferred finance cost	(661)	(643)
Total Long Term Debt, net of current portion and net of deferred finance costs	$196,515	$197,176

Ship Mortgage Notes:

Term Loan B: On June 18, 2015, Navios Midstream and Navios Maritime Midstream Partners Finance (US) Inc. (“Navios Finance”), as co-borrowers, completed the issuance of the $205,000 Term Loan B (the “Term Loan B”). The Term Loan B is set to mature on June 18, 2020 and is repayable in equal quarterly installments of 0.25% of the initial principal amount of the Term Loan B, beginning on September 18, 2015, with a final payment of the aggregate principal amount of the Term Loan B, plus accrued and unpaid interest, due on the maturity. The Term Loan B bears interest at LIBOR plus 4.50% per annum.

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

Navios Midstream was in compliance with the covenants set forth in the Term Loan B as of December 31, 2016.

As of December 31, 2016 and 2015, a balance of $201,925 and $203,975, respectively, was outstanding under the Term Loan B. The weighted average interest rate for the years ended December 31, 2016 and 2015 was 5.50% and 4.74%, respectively.

The maturity table below reflects the principal payments of credit facilities outstanding as of December 31, 2016 for the next five years and thereafter are based on the repayment schedule of the respective loan facilities (as described above).

December 31, 2016
Long-Term Debt Obligations:
Year
December 31, 2017	2,050
December 31, 2018	2,050
December 31, 2019	2,050
December 31, 2020	195,775

Total	$201,925

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

Level III: Inputs that are unobservable. The Company did not use any Level 3 inputs as of December 31, 2016 or 2015.

	December 31, 2016		December 31, 2015
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$52,791	$52,791	$37,834	$37,834
Accounts receivable	$2,264	$2,264	$5,110	$5,110
Due from related parties	$4,864	$4,864	$2,804	$2,804
Accounts payable	$2,386	$2,386	$412	$412
Due to related parties	$—	$—	$438	$438
Long-term debt	$198,583	$198,139	$199,643	$200,405

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

Level III: Inputs that are unobservable. The Company did not use any Level 3 inputs as of December 31, 2016 or 2015.

Fair Value Measurements at December 31, 2016 Using
	Total	Level I	Level II	Level III
Cash and cash equivalents	$52,791	$52,791	$—	$—
Long-term debt	$198,139	$—	$198,139	$—

Fair Value Measurements at December 31, 2015 Using
	Total	Level I	Level II	Level III
Cash and cash equivalents	$37,834	$37,834	$—	$—
Long-term debt	$200,405	$—	$200,405	$—

NOTE 9: LEASES

The future minimum contractual lease income (charter-out rates is presented net of commissions and includes backstop commitment), for which a charter party has been concluded, is as follows:

Amount
2017	86,681
2018	86,635
2019	40,777
2020	35,248
Thereafter	173,881
Total minimum lease revenue, net of commissions	$423,222

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

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

In May 2014, the duration of the existing management agreement was extended until May 2020 and the daily rate was reduced by 5% to $9,500 per VLCC vessel for two additional years through May 2016. Drydocking expenses under this management agreement were reimbursed at cost for all vessels.

Navios Midstream

On November 18, 2014, the Company entered into a Management Agreement with the Manager, a wholly-owned subsidiary of Navios Holdings, pursuant to which the Manager provides commercial and technical management services to Navios Midstream’s vessels for a daily fee of $9.5 per VLCC tanker vessel that was originally fixed for the first two years.

In October 2016, Navios Midstream amended its existing Management Agreement with the Manager to extend the fixed fee period for commercial and technical management services of its fleet, until December 31, 2018 at the current rate of $9.5 per day per VLCC. Dry docking expenses are reimbursed at cost for all vessels.

Total management fees for each of the years ended December 31, 2016, 2015 and 2014 amounted to $20,862, $17,613 and $14,166, respectively.

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

Navios Midstream

On November 18, 2014, Navios Midstream entered into the Administrative Services Agreement with the Manager, expiring on November 18, 2019, pursuant to which the Manager provides certain administrative management services to Navios Midstream which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. The Manager is reimbursed for reasonable costs and expenses.

For the years ended December 31, 2016, 2015 and 2014, the expense arising from the administrative services rendered by the Manager to the Company’s vessels amounted to $1,500, $1,014 and $800, respectively.

Balances due from/ to related parties: Balances due from/ to related parties relate to amounts from/ to Navios Acquisition and its subsidiaries, as well as, Navios Holdings.

Amounts due from related parties as of December 31, 2016 and as of December 31, 2015, were $4,864 and $2,804, respectively, which mainly related to payments of management fees and other expenses.

There were no amounts due to Navios Acquisition as of December 31, 2016. There were amounts due to Navios Acquisition of $346 as of December 31, 2015 which represented the current accounts payable to Navios

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Acquisition in relation to voyage expenses of the vessels. Amounts due to Navios Holdings as of December 31, 2016 were $0 ($92 as of December 31, 2015).

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

Backstop Agreements: On November 18, 2014, Navios Acquisition entered into backstop agreements with Navios Midstream. In accordance with the terms of the backstop agreements, Navios Acquisition has provided a backstop commitment at a net rate of $35.0 per day for the Nave Celeste, $38.4 per day for the Shinyo Ocean and $38.0 per day for the Shinyo Kannika. The backstop rates apply for a two-year period as of the redelivery of each of the vessels from its original charterer, if the actual rates achieved are below the agreed backstop rates for each of the vessels. Please see Note 16: Subsequent Events.

General Partner Option Agreement: Navios Holdings has a ten-year option to purchase a minimum of 25% of the general partner interest held by the general partner, the incentive distribution rights held by the general partner and/or the membership interests in the general partner from Navios Acquisition, each at fair market value. The option expires on November 18, 2024.

Option Vessels: On November 18, 2014, Navios Midstream entered into a share purchase agreement with Navios Acquisition, pursuant to which Navios Midstream would have options that were exercisable through November 18, 2016, to acquire the capital stock of up to seven vessel-owning subsidiaries of Navios Acquisition that owned seven VLCC vessels and the related time charters. In June 2015, Navios Midstream exercised its option and acquired two of the seven vessels, the Nave Celeste and the C. Dream. In October 2016, Navios Acquisition extended the options for the Buena Suerte, the Nave Neutrino and the Nave Electron for an additional two-year period expiring on November 18, 2018.

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

Revenue is allocated on the basis of the geographic region in which the customer is located. For each of the years ended December 31, 2016, 2015 and 2014, all the revenues were derived from customers located in Asia. Revenues from specific geographic regions which contribute over 10% of total revenue are disclosed separately.

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

In June 2015, Navios Midstream exercised its option to acquire the shares of the vessel-owning subsidiaries of the Nave Celeste and the C. Dream from Navios Acquisition for an aggregate purchase price of $100,000. The aggregate purchase price consisted of 1,592,920 subordinated Series A Units, issued to Navios Acquisition, and $73,000 cash consideration.

Upon the expiration of such subordination period in June 2018, the subordinated Series A Units will automatically convert into common units.

On June 18, 2015, Navios Midstream issued 32,509 additional general partner units to the General Partner, in order the General Partner to maintain its 2% general partnership interest. The net proceeds from the issuance of the general partnership units were $551.

On July 29, 2016, Navios Midstream entered into a Continuous Offering Program Sales Agreement with the Agent, pursuant to which Navios Midstream may issue and sell from time to time through the Agent common units representing limited partner interests having an aggregate offering price of up to $25,000. As of December 31, 2016, Navios Midstream issued 333,103 common units and received net proceeds of $4,010 after deducting fees and expenses of $350. Pursuant to the issuance of the common units, Navios Midstream issued 6,798 general partnership units to its general partner in order to maintain its 2.0% general partner interest. The net proceeds from the issuance of the general partnership units were $89.

As of December 31, 2016, there were outstanding: 9,675,795 common units, 9,342,692 subordinated units, 1,592,920 subordinated Series A Units and 420,641 general partnership units. As of December 31, 2016, Navios Acquisition owned a 59.90% limited partner interest in Navios Midstream, which included a 2.0% general partner interest.

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

On April 24, 2015, the Board of Directors of Navios Midstream authorized its quarterly cash distribution for the three month period ended March 31, 2015 of $0.4125 per unit. The distribution was paid on May 12, 2015 to all holders of record of common, subordinated and general partner units on May 6, 2015. The aggregate amount of the distribution paid was $7,865.

On July 22, 2015, the Board of Directors of Navios Midstream authorized its quarterly cash distribution for the three month period ended June 30, 2015 of $0.4125 per unit. The distribution was paid on August 12, 2015 to all holders of record of common, subordinated, Series A Units and general partner units on August 6, 2015. The aggregate amount of the distribution paid was $8,536.

On October 19, 2015, the Board of Directors of Navios Midstream authorized its quarterly cash distribution for the three month period ended September 30, 2015 of $0.4225 per unit. The distribution was paid on

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

November 13, 2015 to all holders of record of common units, subordinated units, subordinated Series A units and general partner units on November 11, 2015. The aggregate amount of the distribution paid was $8,742.

On January 22, 2016, the Board of Directors authorized its quarterly cash distribution for the three month period ended December 31, 2015 of $0.4225 per unit. The distribution was paid on February 12, 2016 to all holders of record of common, subordinated, subordinated Series A units and general partner units on February 9, 2016. The aggregate amount of the distribution paid was $8,742.

On April 21, 2016, the Board of Directors of Navios Midstream authorized its quarterly cash distribution for the three month period ended March 31, 2016 of $0.4225 per unit. The distribution was paid on May 12, 2016 to all holders of record of common, subordinated, subordinated Series A units and general partner units on May 6, 2016. The aggregate amount of the distribution paid was $8,742.

On July 21, 2016, the Board of Directors of Navios Midstream authorized its quarterly cash distribution for the three month period ended June 30, 2016 of $0.4225 per unit. The distribution was paid on August 12, 2016 to all holders of record of common, subordinated, subordinated Series A units and general partner units on August 10, 2016. The aggregate amount of the distribution paid was $8,811.

On October 17, 2016, the Board of Directors of Navios Midstream authorized its quarterly cash distribution for the three month period ended September 30, 2016 of $0.4225 per unit. The distribution was paid on November 10, 2016 to all holders of record of common, subordinated, subordinated Series A units and general partner units on November 8, 2016. The aggregate amount of the distribution paid was $8,885.

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

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

The calculations of the basic and diluted earnings per unit are presented below.

	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
Net income attributable to Navios Maritime Midstream Partners L.P. subsequent to initial public offering and limited partners’ interest in net income:	$24,890	$27,072	$2,551
Earnings attributable to:
Common unit holders	$11,306	$12,465	$1,250
Subordinated unit holders Series A	$1,906	$1,598	$—
Subordinated unit holders	$11,186	$12,465	$1,250
General Partner	$492	$544	$51
Weighted average units outstanding (basic and diluted)
Common units	9,457,455	9,342,692	9,342,692
Subordinated units Series A	1,592,920	859,740	—
Subordinated units	9,342,692	9,342,692	9,342,692
General Partner	415,286	398,880	381,334
Earnings per unit (basic and diluted):
Common unit holders	$1.19	$1.33	$0.13
Subordinated unit holders Series A	$1.20	$1.86	$—
Subordinated unit holders	$1.19	$1.33	$0.13
General Partner	$1.19	$1.36	$0.13
Earnings per unit-distributed (basic and diluted):
Common unit holders	$1.69	$1.67	$0.20
Subordinated unit holders Series A	$1.69	$2.33	$—
Subordinated unit holders	$1.69	$1.67	$0.20
General Partner	$1.69	$1.70	$0.20
(Losses) per unit-undistributed (basic and diluted):
Common unit holders	$(0.50)	$(0.34)	$(0.07)
Subordinated unit holders Series A	$(0.49)	$(0.47)	$—
Subordinated unit holders	$(0.50)	$(0.34)	$(0.07)
General Partner	$(0.50)	$(0.34)	$(0.07)

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

NOTE 16: SUBSEQUENT EVENTS

On January 23, 2017, the Board of Directors authorized its quarterly cash distribution for the three month period ended December 31, 2016 of $0.4225 per unit. The distribution was paid on February 14, 2017 to all holders of record of common, subordinated, subordinated Series A units and general partner units on February 9, 2017. The aggregate amount of the distribution paid was $9,019.

Following the expiration of their charter contracts and the redelivery of the Nave Celeste, the Shinyo Ocean and the Shinyo Kannika in the first quarter of 2017, Navios Midstream has entered into new charter contracts for the above vessels with third parties. Those contracts provide for index linked charter rates or pool earnings as the case may be. Navios Acquisition has agreed to provide backstop commitments for a two-year period as of the redelivery of each of the vessels at a net rate of $35.0 per day for the Nave Celeste, $38.4 per day for the Shinyo Ocean and $38.0 per day for the Shinyo Kannika, if the actual rates achieved are below the agreed backstop rates for each of the vessels.