Form 20-F
period 2017-12-31
Navios Maritime Midstream Partners LP
filed 2018-03-09
CIK 1617049

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

19,354,498 Common Units

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

Large Accelerated Filer  ☐                 Accelerated Filer  ☒                 Non-Accelerated Filer  ☐                 Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.   ☒

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

This Annual Report should be read in conjunction with the consolidated financial statements and accompanying notes included in this report.

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

Forward-looking statements appear in a number of places and include statements with respect to, among other things:

•	our ability to pay cash distributions to our unitholders;

•	our ability to maintain or develop new and existing customer relationships with major refined product importers and exporters, major crude oil companies and major commodity traders, operators and liner companies, including our ability to enter into long term charters for our vessels;

•	our future financial condition or results of operations and our future revenues and expenses, including the amount of fixed hire and revenues from any profit sharing arrangements, expected capital expenditure or operating expenses and required levels of reserves;

•	our ability to successfully grow our business, our ability to identify and consummate desirable acquisitions, joint ventures or strategic alliances, business strategy, areas of possible expansion and our capacity to manage our expanding business;

•	future levels of operating surplus and levels of distributions, as well as our future cash distribution policy;

•	tanker industry trends, including charter rates and vessel values and factors affecting vessel supply and demand as well as trends and conditions in the newbuilding markets and scrapping of vessels;

•	the loss of any customer or charter or vessel;

•	the aging of our vessels and resultant increases in operation and drydocking costs;

•	the ability of our vessels to pass classification inspection and vetting inspections by oil majors;

•	significant changes in vessel performance, including increased vessel breakdowns;

•	the creditworthiness of our charterers and the ability of our contract counterparties to fulfill their obligations to us;

•	our ability to maintain long-term relationships with major oil companies;

•	our ability to access debt, credit and equity markets;

•	changes in the availability and costs of funding due to conditions in the bank market, capital markets and other factors;

•	our ability to repay outstanding indebtedness, to obtain additional financing and to obtain replacement charters for our vessels, in each case, at commercially acceptable rates or at all;

•	estimated future maintenance and replacement expenditures;

•	future sales of our common units in the public market;

•	potential liability from litigation and our vessel operations, including discharge of pollutants;

•	our track record, and past and future performance, in safety, environmental and regulatory matters;

•	global economic outlook and growth and changes in general economic and business conditions;

•	general domestic and international political conditions, including wars, acts of piracy and terrorism;

•	changes in production of or demand for oil and petroleum products, either globally or in particular regions;

•	changes in the standard of service or the ability of our technical manager to be approved as required;

•	increases or decreases in domestic or worldwide oil consumption;

•	increases in costs and expenses, including but not limited to: crew wages, insurance, provisions, port expenses, lube oil, bunkers, repairs, maintenance and general and administrative expenses;

•	the adequacy of our insurance arrangements and our ability to obtain insurance and required certifications;

•	the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;

•	the changes to the regulatory requirements applicable to the shipping and oil transportation industry, including, without limitation, stricter requirements adopted by international organizations, such as the International Maritime Organization and the European Union, or by individual countries or charterers and actions taken by regulatory authorities and governing such areas as safety and environmental compliance;

•	the anticipated taxation of our partnership and our unitholders;

•	potential liability and costs due to environmental, safety and other incidents involving our vessels;

•	the effects of increasing emphasis on environmental and safety concerns by customers, governments and others, as well as changes in maritime regulations and standards;

•	our ability to retain key executive officers; and

•	our ability to leverage to our advantage Navios Maritime Acquisition Corporation’s (“Navios Acquisition”) relationships and reputation in the shipping industry.

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

A. Selected Financial Data

The selected consolidated historical financial information as of December 31, 2017, 2016 and 2015 and operating results for the years ended December 31, 2017, 2016 and 2015 were derived from our audited consolidated financial statements of Navios Maritime Midstream Partners L.P. (sometimes referred to as “Navios Midstream”, the “Partnership”, “we” or “us”) that are included elsewhere in this Annual Report. The combined historical financial information as of December 31, 2014 and 2013 and the operating results for the years ended December 31, 2014 and 2013, have been derived from our audited combined financial statements which are not included in this document and are available at www.sec.gov. This information is qualified by reference to, and should be read in conjunction with, “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this Annual Report.

	Year ended December 31,
	2017	2016	2015	2014	2013
	(Expressed in thousands of U.S. dollars— except unit and per unit data)
Statement of Operations Data
Revenue	$83,052	$91,834	$83,362	$63,534	$63,659
Time charter expenses	(1,198)	(1,466)	(1,100)	(762)	(900)
Direct vessel expenses	(3,919)	(3,093)	(1,602)	(1,283)	(1,919)
Management fees (entirely through related party transactions)	(20,805)	(20,862)	(17,613)	(14,166)	(14,600)
General and administrative expenses	(2,832)	(2,968)	(2,497)	(1,296)	(866)
Depreciation and amortization	(25,070)	(25,534)	(22,686)	(19,509)	(19,508)
Interest expense and finance cost	(14,370)	(12,843)	(10,830)	(25,473)	(31,249)
Loss on bond extinguishment	54	190	—	—	(23,188)
Other income	—	4	88	119	—
Other expenses	(281)	(372)	(50)	—	(74)
Net income/ (loss)	$14,631	$24,890	$27,072	$1,164	$(28,645)
Add: Predecessor net loss prior to initial public offering on November 18, 2014	—	—	—	1,387
Net income attributable to Navios Maritime Midstream Partners L.P. subsequent to initial public offering and limited partners’ interest in net income:	$14,631	$24,890	$27,072	2,551
Earnings per limited partner unit attributable to Navios Maritime Midstream Partners L.P. subsequent to initial public offering (basic and diluted):
Common unit holders	$0.70	$1.19	$1.33	0.13
Subordinated unit holders Series A	0.69	1.20	1.86	—
Subordinated unit holders	$0.67	$1.19	$1.33	0.13
General Partner	0.68	1.19	1.36	0.13
Weighted average units outstanding (basic and diluted)
Common units	11,150,812	9,457,455	9,342,692	9,342,692
Subordinated Series A units	1,592,920	1,592,920	859,740	—
Subordinated units	8,165,257	9,342,692	9,342,692	9,342,692
General Partner	426,417	415,286	398,880	381,334
Balance Sheet Data (at period end)
Current assets, including cash	$62,551	$61,087	$45,860	$31,742	$45,944
Vessels, net	356,220	378,444	400,192	320,229	336,452
Total assets	456,547	475,781	480,568	385,662 (1)	420,656 (1)
Current portion of long-term debt, net of deferred finance costs, discount and bond premium	675	661	643	10,022 (1)	—
Long-term debt, net of deferred finance costs, discount and bond premium	195,839	196,515	197,176	114,065 (1)	332,977 (1)
Total Partners’ Capital and Owner’s Net Investment	255,731	273,123	279,314	253,484	84,712
Cash Flow Data
Net cash provided by/(used in) operating activities	$18,368	$49,738	$39,853	$27,261	$(39,054)
Net cash used in investing activities	—	(500)	(72,252)	(52,314)	(4,531)
Net cash (used in)/ provided by financing activities	(44,073)	(34,281)	39,356	46,778	47,961
Cash distribution declared per unit	1.69	1.69	1.4448	—	—
Fleet Data
Vessels at end of period	6	6	6	4	4

(1)	The total assets, current portion of long-term debt, net of deferred finance costs, discount and bond premium and long-term debt, net of deferred finance costs, discount and bond premium presented in this table have been revised to reflect the adoption of ASU 2015-03. Refer to Note 2 to the consolidated financial statements.

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

Risks Inherent in Our Business

We may not have sufficient cash from operations to enable us to pay a quarterly distribution on our common units following the establishment of cash reserves and payment of fees and expenses or to maintain or increase distributions.

We may not have sufficient cash available each quarter to pay a quarterly distribution following the establishment of cash reserves and payment of fees and expenses or to maintain or increase distributions. The amount of cash we can distribute on our common units principally depends upon the amount of cash we generate from our operations, which may fluctuate based on numerous factors including, among other things:

•	the rates we obtain from our charters and the market for long-term charters when we recharter our vessels;

•	the level of our operating costs, such as the cost of crews and insurance, following the expiration of the fixed term of our management agreement pursuant to which we will pay a fixed daily fee until December 31, 2018;

•	the number of unscheduled off-hire days for our fleet and the timing of, and number of days required for, scheduled inspection, maintenance or repairs of submerged parts, or drydocking, of our vessels;

•	demand for crude oil;

•	supply of very large crude carriers (“VLCCs”);

•	prevailing global and regional economic and political conditions;

•	natural or man-made disasters that affect the ability of our vessels to use certain waterways; and

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business.

The actual amount of cash we will have available for distribution also will depend on other factors, some of which are beyond our control, such as:

•	the level of capital expenditures we make, including those associated with maintaining vessels, building new vessels, acquiring existing vessels and complying with regulations;

•	our debt service requirements and restrictions on distributions contained in our debt instruments;

•	interest rate fluctuations;

•	the cost of acquisitions, if any;

•	fluctuations in our working capital needs;

•	our ability to make working capital borrowings, including the payment of distributions to unitholders; and

•	the amount of any cash reserves, including reserves for future maintenance and replacement capital expenditures, working capital and other matters, established by our board of directors in its discretion.

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

One of our principal strategies is to enter into long-term charters of at least five years, which may not be the typical charter length for vessels in our sectors, although we believe it is impractical to determine the typical charter length for vessels in our sectors due to factors such as market dynamics, charter strategy and the private nature of charter agreements. In our experience, charters are generally entered into for time periods of less than five years, although we are not aware of any empirical evidence that supports this observation. If a market for long-term time charters in the crude oil, refined petroleum product, chemical and LPG tanker sectors does not develop, we may have increased difficulty entering into long-term time charters upon expiration or early termination of the time charters for the VLCCs in our fleet or for any vessels that we acquire in the future. As a result, our revenues and cash flows may become more volatile. In addition, an active short-term or spot charter market may require us to enter into charters based on changing market prices, as opposed to contracts based on fixed rates, which could result in a decrease in our revenues and cash flows, including cash available for distribution to unitholders, if we enter into charters during periods when the market price for shipping crude oil, refined petroleum product, chemical and LPG is depressed.

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

We derive a significant part of our revenue from a number of charterers. For the year ended December 31, 2017, Dalian Ocean Shipping Co. Ltd. (“Cosco Dalian”) and VL8 Pool Inc. (“VL8”) accounted for 44.7% and 15.1%, respectively, of our total revenue The loss of these or any of our customers, a customer’s failure to make payments or perform under any of the applicable charters, a customer’s termination of any of the applicable charters, the loss or damage beyond repair to any of our vessels, our failure to deliver the vessel within a fixed period of time or a decline in payments under the charters could have a material adverse effect on our business, results of operations and financial condition. The charter agreements for the VLCC vessels are governed by English law and provide for dispute resolution in English courts or London-based arbitral proceedings. There can be no assurance that we would be able to enforce any judgments against these charterers in jurisdictions where they are based or have their primary assets and operations. Even after a charter contract is entered, charterers may terminate charters early under certain circumstances. The events or occurrences that will cause a charter to terminate or give the charterer the option to terminate the charter generally include a total or constructive total loss of the related vessel, the requisition for hire of the related vessel, the event of war in specified countries, the vessel becoming subject to seizure for more than a specified number of days or the failure of the related vessel to meet specified performance criteria.

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

Following the expiration of their charter contracts and the redelivery of the Nave Celeste, the Shinyo Ocean and the Shinyo Kannika in the first quarter of 2017, we entered into new charter contracts for the foregoing vessels with third parties. Those contracts provide for index linked charter rates or pool earnings as the case may be. Navios Acquisition has agreed to provide backstop commitments for a two-year period as of the redelivery of each of the vessels at a net rate of $35,000 per day for the Nave Celeste, $38,400 per day for the Shinyo Ocean and $38,025 per day for the Shinyo Kannika, if the actual rates achieved are below the agreed backstop rates for each of the vessels. For the year ended December 31, 2017, the backstop commitment accrued was $16.4 million.

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

Charter rates in the crude oil, product and chemical tanker sectors have significantly declined from historically high levels in 2008 and may remain depressed or decline further. For example, the Baltic Dirty Tanker Index declined from a high of 2,347 in July 2008 to 453 in mid-April 2009, which represents a decline of approximately 81%. Since January 2016, it has traded between a low of 496 and a high of 1,088; as of March 6, 2018, it stood at 654. The Baltic Clean Tanker Index fell from 1,509 in the early summer of 2008 to 345 in April 2009, or an approximately 77% decline. It has traded between a low of 346 and a high of 867 since January 2016 and stood at 596 as of March 6, 2018. Of note is that Chinese imports of crude oil have steadily increased from three million barrels per day in 2008 to 9.0 million barrels per day in November 2017 after hitting an all-time record of about 9.2 million barrels per day in March 2017 and the U.S. has steadily increased its total petroleum product exports by about 500% to about 5.6 million barrels per day in December 2017 from one million barrels per day in January 2004. Additionally, since the U.S. removed its ban at the end of 2015, U.S. crude oil exports increased by about 300% from 0.4 million barrels per day to about 1.6 million barrels per day. If the tanker sector of the seaborne transportation industry, which has been highly cyclical, is depressed in the future at a time when we may want to sell a vessel, our earnings and available cash flow may be adversely affected. We cannot assure you that we will be able to successfully charter our vessels in the future at rates sufficient to allow us to operate our business profitably or to meet our obligations, including payment of debt service to our lenders. Our ability to renew the charters on vessels that we may acquire in the future, the charter rates payable under any replacement charters and vessel values will depend upon, among other things, economic conditions in the sector in which our vessels operate at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for the seaborne transportation of energy resources and commodities.

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

The spot market is highly volatile, and, in the past, there have been periods when spot rates declined below the operating cost of vessels. In December 2015, VLCC time charter hire rates rose to rates not seen since early 2009 but they have since declined. The crude oil, refined petroleum product, LPG and chemical tanker charter market may not increase from present levels and may even decline.

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

Certain of our VLCCs are committed to time charters, with the remaining terms of these charters expiring during the period from March 2019 through June 2026. We are not permitted to unilaterally terminate the charter agreements of the VLCCs due to upswings in the tanker industry cycle, when spot market voyages might be more profitable. We may also decide to sell a vessel in the future. In such a case, should we sell a vessel that is committed to a long-term charter, we may not be able to realize the full charter free fair market value of the vessel during a period when spot market charters are more profitable than the charter agreement under which the vessel operates. We may re-charter the VLCCs on long-term charters or charter them in the spot market or place them in pools upon expiration or termination of the vessels’ current charters. If we are not able to employ the VLCCs profitably under time charters or in the spot market, our results of operations and operating cash flow may suffer.

The cyclical nature of the tanker industry may lead to volatility in charter rates and vessel values, which could adversely affect our future earnings.

Oil has been one of the world’s primary energy sources for a number of decades. The global economic growth of previous years had a significant impact on the demand for oil and subsequently on the oil trade and the demand for shipping oil and oil products. However, the past several years were marked by a major economic slowdown which has had, and continues to have, a significant impact on world trade, including the oil trade. Global economic conditions remain fragile with significant uncertainty with respect to recovery prospects, levels of recovery and long-term economic growth effects. In particular, the uncertainty surrounding the future of the Eurozone, the economic prospects of the United States and the future economic growth of China, Brazil, Russia, India and other emerging markets are all expected to affect demand for product and crude tankers going-forward. Demand for oil and refined petroleum products about equals current supply as a result of the steady global economic environment and a general global trend towards energy efficient technologies, which in combination with the limited availability of trade credit and an increasing supply of vessels, led to decreased demand for tanker vessels, creating downward pressure on charter rates. This economic downturn has also affected vessel values overall. Energy prices sharply declined from mid-2014 to mid-February 2016 primarily as a result of increased oil production worldwide. In response to this increased production, demand for tankers to move oil and refined petroleum products increased significantly and average spot and period charter rates for product and crude tankers rose to above historically average rates, but have since moderated. If oil demand grows in the future, it is expected to come primarily from emerging markets that have been historically volatile, such as China and India, and a slowdown in these countries’ economies may severely affect global oil demand growth, and may result in protracted, reduced consumption of oil products and a decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to make cash distributions. Should the Organization of the Petroleum Exporting Companies (“OPEC”) significantly reduce oil production or should there be significant declines in non-OPEC oil production, that may result in a protracted period of reduced oil shipments and a decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to make cash distributions.

Historically, the crude oil markets have been volatile as a result of the many conditions and events that can affect the price, demand, production and transport of oil, including competition from alternative energy sources. Decreased demand for oil transportation may have a material adverse effect on our revenues, cash flows and profitability. The factors affecting the supply and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. The recent global financial crisis has intensified this unpredictability.

The factors that influence demand for tanker capacity include:

•	demand for and supply of liquid cargoes, including petroleum and petroleum products;

•	developments in international trade;

•	waiting days in ports;

•	changes in oil production and refining capacity and regional availability of petroleum refining capacity;

•	environmental and other legal and regulatory developments;

•	global and regional economic conditions;

•	the distance chemicals, petroleum and petroleum products are to be moved by sea;

•	changes in seaborne and other transportation patterns, including changes in distances over which cargo is transported due to geographic changes in where oil is produced, refined and used;

•	competition from alternative sources of energy;

•	armed conflicts and terrorist activities;

•	natural or man-made disasters that affect the ability of our vessels to use certain waterways;

•	political developments;

•	embargoes and strikes; and

•	domestic and foreign tax policies.

The factors that influence the supply of tanker capacity include:

•	the number of newbuilding deliveries;

•	the scrapping rate of older vessels;

•	port or canal congestion;

•	the number of vessels that are used for storage or as floating storage offloading service vessels;

•	the conversion of tankers to other uses, including conversion of vessels from transporting oil and oil products to carrying drybulk cargo and the reverse conversion;

•	availability of financing for new tankers;

•	the phasing out of single-hull tankers due to legislation and environmental concerns;

•	the price of steel;

•	the number of vessels that are out of service;

•	national or international regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage; and

•	environmental concerns and regulations, including ballast water management and low sulphur fuel consumption regulations.

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

The market supply of tankers is affected by a number of factors, such as demand for energy resources and primarily oil and petroleum products, level of charter hire rates, asset and newbuilding prices, availability of financing as well as overall economic growth in parts of the world economy, including Asia, and has been increasing as a result of the delivery of substantial newbuilding orders over the last few years. We believe that the current order book for tanker vessels represents a significant percentage of the existing fleet; however the percentage of the total tanker fleet on order as a percent of the total fleet declined from 48% in 2008 to 12% as of the beginning of March 2018. If the capacity of new ships delivered exceeds the capacity of tankers being scrapped and lost, tanker capacity will increase. If the supply of tanker capacity increases and if the demand for tanker capacity does not increase correspondingly, charter rates and vessel values could materially decline. If such a reduction occurs as our charters expire, we may only be able to recharter our vessels at reduced or unprofitable rates as their current charters expire, or we may not be able to charter these vessels at all, which could lead to a material adverse effect on our results of operations.

Increasing self-sufficiency in energy by the United States could lead to a decrease in imports of oil to that country, which to date has been one of the largest importers of oil worldwide.

The United States is expected to overtake Saudi Arabia as the world’s top oil producer around 2018 and will remain the world’s largest producer at least through 2040, according to the World Energy Outlook 2017 by the International Energy Agency (“IEA”). The steep rise in shale oil and gas production is expected to push the country toward self-sufficiency in energy. In recent years the share of total U.S. consumption met by total liquid fuel net imports, including both crude oil and products, has been decreasing since peaking at over 60% in 2005. A slowdown in oil imports to or exports from the United States, one of the most important oil trading nations worldwide, may result in decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to make cash distributions.

A number of third party owners have ordered so-called modern vessel which offer substantial bunker savings as compared to older vessels. Increased demand for and supply of modern vessels could reduce demand for our existing, older vessels and expose us to lower vessel utilization and/or decreased charter rates.

The VLCC newbuilding order book as of the end of December 2017 is estimated at 93 vessels or 13% of the current VLCC fleet according to Clarksons Research Services Limited. The majority of these orders are based on vessel improvements such as increased capacity or improved propulsion systems, which purport to offer lower transportation costs or material bunker savings compared to older vessels, which include certain of our vessels. Such savings could result in a substantial reduction of bunker cost for charterers compared to such vessels of ours. As the supply of such modern vessel increases and if charterers prefer such vessels over our vessels, this may reduce demand for our existing, older vessels, impair our ability to recharter such vessels at competitive rates and have a material adverse effect on our cash flows and operations.

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

Due to the slow growth in world trade and the increase in the tanker fleet as well as the declining tanker charter rates, the market values of our vessels and of tankers generally, are currently significantly lower than they would have been prior to the downturn in the second half of 2008. In the last ten years, the highest values for VLCCs occurred in mid-2008. The lowest prices for VLCCs occurred in the middle of 2013 and values improved but weakened since then. For example, in July 2008, a five-year-old VLCC was valued by Clarksons at $165 million compared to a value of $55 million in June 2013 and at $80 million in January 2016 but stood at $63 million in December 2017. Vessel values may remain at current or lower levels for a prolonged period of time and can fluctuate substantially over time due to a number of different factors, including:

•	prevailing level of charter rates;

•	general economic and market conditions affecting the shipping industry;

•	competition from other shipping companies;

•	types and all sizes of vessels;

•	sophistication and condition of the vessels;

•	where the ship was built and as-built specification;

•	lifetime maintenance record;

•	supply and demand for vessels;

•	other modes of transportation;

•	cost of newbuildings;

•	governmental or other regulations, including environmental or pollution conventions or protocols;

•	technological advances; and

•	ability of buyers to access financing and capital.

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

Our significant maintenance and replacement capital expenditures will reduce the amount of cash we have available for distribution to our unitholders. Any costs associated with scheduled drydocking will be paid to Navios Tankers Management Inc. (the “Manager”) at cost under a management agreement. The initial term of the management agreement (the “Management Agreement”) expires in November 2019. Pursuant to the terms of the Management Agreement, as amended in October 2016, we will pay the Manager a fixed daily fee of $9,500 per owned VLCC vessel, until December 2018. During the remaining term of the Management Agreement, we expect that we will reimburse Navios Tankers Management for all of the actual operating costs and expenses it incurs in connection with the management of our fleet.

Our partnership agreement requires our board of directors to deduct estimated, rather than actual, maintenance and replacement capital expenditures from operating surplus each quarter in an effort to reduce fluctuations in operating surplus. The amount of estimated capital expenditures deducted from operating surplus is subject to review and change by our board of directors at least once a year. If our board of directors underestimates the appropriate level of estimated maintenance and replacement capital expenditures, we may have less cash available for distribution in future periods when actual capital expenditures begin to exceed previous estimates.

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

In the future, we may need to raise additional capital to maintain, replace and expand the operating capacity of our fleet and fund our operations. Among other things, we hold options to acquire up to three VLCCs from Navios Acquisition at fair market value and we may not have financing sources in place to fund the acquisition of these vessels. Our future funding requirements will depend on many factors, including the cost and timing of vessel acquisitions, and the cost of retrofitting or modifying existing ships as a result of technological advances in ship design or equipment, changes in applicable environmental or other regulations or standards, customer requirements or otherwise.

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

Our growth depends on continued growth in world and regional demand for crude oil, refined petroleum products, LPG and bulk liquid chemicals and the transportation of such cargoes by sea, which could be negatively affected by a number of factors, including:

•	the economic and financial developments globally, including actual and projected global economic growth;

•	fluctuations in the actual or projected price of crude oil, refined petroleum products or bulk liquid chemicals;

•	refining capacity and its geographical location;

•	increases in the production of oil or natural gas (of which LPG can be a byproduct) in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-oil pipelines to oil pipelines in those markets;

•	decreases in the consumption of oil or natural gas due to increases in its price relative to other energy sources, other factors making consumption of oil or natural gas less attractive or energy conservation measures;

•	availability of new, alternative energy sources; and

•	negative or deteriorating global or regional economic or political conditions, particularly in oil-consuming regions, which could reduce energy consumption or its growth.

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

Our growth strategy focuses on a gradual expansion of our fleet. Any acquisition of a vessel may not be profitable to us at or after the time we acquire it and may not generate cash flow sufficient to justify our investment. In addition, our growth strategy exposes us to risks that may harm our business, financial condition and operating results, including risks that we may:

•	fail to realize anticipated benefits, such as new customer relationships, cost-savings or cash flow enhancements;

•	be unable to hire, train or retain qualified shore and seafaring personnel to manage and operate our growing business and fleet;

•	integrate any acquired vessels or businesses successfully with our existing operations;

•	decrease our liquidity by using a significant portion of our available cash or borrowing capacity to finance acquisitions;

•	significantly increase our interest expense or financial leverage if we incur additional debt to finance acquisitions;

•	incur or assume unanticipated liabilities, losses or costs associated with the business or vessels acquired; or

•	incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges.

Our growth depends on our ability to obtain customers, for which we face substantial competition. In the highly competitive tanker industry, we may not be able to compete for charters with new entrants or established companies with greater resources, which may adversely affect our results of operations.

We employ our tanker vessels (or will employ in the case of any product, chemical or LPG tanker vessels that we may acquire) in the highly competitive crude oil, product, chemical and LPG tanker sectors of the shipping industry that is capital intensive and fragmented. Competition arises primarily from other vessel owners, including major oil companies and traders as well as independent tanker companies, some of whom have substantially greater resources and experience than us. Competition for the chartering of tankers can be intense and depends on price, location, size, age, condition, quality operations and safety, experience and technical capability of the crew and the acceptability of the vessel and its managers to the charterers. Such competition has been enhanced as a result of the downturn in the shipping industry, which has resulted in an excess supply of vessels and reduced charter rates.

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

Delays in deliveries of additional vessels, our decision to cancel an order for purchase of a vessel or our inability to otherwise complete the acquisitions of additional vessels for our fleet, could harm our business, financial condition and results of operations.

We expect to purchase additional vessels from time to time. The delivery of these vessels could be delayed, not completed or cancelled, which would delay or eliminate our expected receipt of revenues from the employment of these vessels. The seller could fail to deliver these vessels to us as agreed, or we could cancel a purchase contract because the seller has not met its obligations.

If the delivery of any vessel is materially delayed or cancelled, especially if we have committed the vessel to a charter for which we become responsible for substantial liquidated damages to the customer as a result of the delay or cancellation, our business, financial condition and results of operations could be adversely affected.

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

China imports significant quantities of crude oil and trades significant quantities of petroleum products. For example in 2016, China imported about 354 million tons of crude oil by sea compared with crude oil imports to the United States of about 252 million tons. Through November 2017, China imported 356 million tons crude oil by sea while the U.S. imported 207 million tons through October, the latest available data. Our tanker vessels are deployed by our charterers on routes involving crude oil and petroleum product trades in and out of emerging markets, and our charterers’ oil shipping and business revenue may be derived from the shipment of goods within and to the Asia Pacific region from various overseas export markets. Any reduction in or hindrance to China-based importers could have a material adverse effect on the growth rate of China’s imports and on our charterers’ business. For instance, the government of China has implemented economic policies aimed at reducing pollution and increasing the strategic stock piling of crude oil. Should these policies change, this may have the effect of reducing crude oil imports or petroleum product exports and may, in turn, result in a decrease in demand for oil shipping. Additionally, though in China there is an increasing level of autonomy and a gradual shift in emphasis to a “market economy” and enterprise reform, many of the reforms, particularly some limited price reforms that result in the prices for certain commodities being principally determined by market forces, are unprecedented or experimental and may be subject to revision, change or abolition. The level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government. Although China exerts a large effect on the seaborne market for crude oil and petroleum products, any decreases in trade in those commodities by any of the countries in other major trading regions in North America, Europe and Asia could depress time charter rates which could have a material adverse effect on our business, results of operations, financial condition and our ability to pay cash distributions to our unitholders.

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

We generally receive a daily rate for the use of our vessels, which is fixed through the term of the applicable charter agreement. Our charter agreements do not provide for any increase in the daily hire rate in the event that vessel-operating expenses increase during the term of the charter agreement. The charter agreements of our VLCC vessels expire during the period from and including December 2018 through June 2026. Because of the long-term nature of certain of our charter agreements, incremental increases in our vessel operating expenses over the term of a charter agreement will effectively reduce our operating income and, if such increases in operating expenses are significant, adversely affect our business, financial condition and results of operations.

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

In February 2004, the IMO adopted the International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”). The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, as well as other obligations, including recordkeeping requirements and implementation of a Ballast Water and Sediments Management Plan. The BWM Convention entered into force on September 8, 2017. The BWM Convention requires ships to manage ballast water in a manner that removes, renders harmless or avoids the uptake or discharge of aquatic organisms and pathogens within ballast water and sediment. Recently updated Ballast Water and Sediment Management Plan guidance includes more robust testing and performance specifications. Enforcement of the BWM Convention and revised guidance will likely result in additional compliance costs, to be implemented over a period of time, depending upon the ship’s age and renewal survey cycle. Currently, all ships must have a ballast water management plan, a ballast water record book and an International Ballast Water Management Certificate. Existing ships built before September 8, 2017, are required to exchange ballast water in open seas, away from coastal areas or in designated areas. Ships built after September 8, 2017, are required to comply with discharge standards based on the maximum allowable amount of viable organisms, which usually involves the installation of ballast water treatment systems. Ships built before September 8, 2017 must comply with IMO discharge standards by the due date for their IOPPC renewal survey under MARPOL Annex 1. All ships must meet the IMO ballast water discharge standard by September 8, 2024. The entry of the BWM Convention and revised guidance will likely result in additional compliance costs.

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

For vessel operations not covered by the CLC, including those operated under our fleet, at present, international liability for oil pollution is governed by the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”). In 2001, the IMO adopted the Bunker Convention, which imposes strict liability on ship owners for pollution damage and response costs incurred in contracting states caused by discharges, or threatened discharges, of bunker oil from all classes of ships not covered by the CLC. The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance to cover their liability for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime, including liability limits calculated in accordance with the Convention on Limitation of Liability for Maritime Claims 1976, as amended (the “1976 Convention”), discussed in more detail in the following paragraph. The Bunker Convention became effective in contracting states on November 21, 2008 and, as of August 23, 2017, had 86 contracting states. In non-contracting states, liability for such bunker oil pollution typically is determined by the national or other domestic laws in the jurisdiction where the spillage occurs.

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

Environmental legislation in the United States merits particular mention as it is in many respects more onerous than international laws, representing a high-water mark of regulation with which ship owners and operators must comply, and of liability likely to be incurred in the event of non-compliance or an incident causing pollution. Though it has been eight years since the Deepwater Horizon oil spill in the Gulf of Mexico (the “Deepwater Horizon incident”), such regulation may become even stricter because of the incident’s impact. In the United States, the OPA establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from cargo and bunker oil spills from vessels, including tankers. The OPA covers all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone. Under the OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or substantial threats of discharges, of oil from their vessels. In response to the Deepwater Horizon incident, the U.S. House of Representatives passed and the U.S. Senate considered but did not pass a bill to strengthen certain requirements of the OPA; similar legislation may be introduced in the future.

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

In recent years, the EU has become increasingly active in the field of regulation of maritime safety and protection of the environment. In some areas of regulation the EU has introduced new laws without attempting to procure a corresponding amendment to international law. Notably, in 2005 the EU adopted a directive, as amended in 2009, on ship-source pollution, imposing criminal sanctions for pollution not only where pollution is caused by intent or recklessness (which would be an offence under MARPOL), but also where it is caused by “serious negligence.” The concept of “serious negligence” may be interpreted in practice to be little more than ordinary negligence. The directive could therefore result in criminal liability being incurred in circumstances where it would not be incurred under international law. In February 2017, EU members states met to consider independently regulating the shipping industry under the Emissions Trading System (“ETS”), which requires ETS-regulated businesses to report on carbon emissions and provides for a credit trading system for carbon allowances. On February 15, 2017, European Parliament voted in favor of a bill to include maritime shipping in the ETS by 2023 if the IMO has not promulgated a comparable system by 2021. In November 2017, the Council of Ministers, EU’s main decision making body, agreed that Europe should act on shipping emissions from 2023 if the IMO fails to deliver effective global measures. Last year, IMO’s urgent call to action to bring about ship greenhouse gas emissions reductions before 2023 was met with industry push-back by many countries. Depending on how fast IMO and the EU move on this issue, the ETS may result in additional compliance costs for our vessels.

In response to the Deepwater Horizon incident, the European Union issued “Directive 2013/30/EU of the European Parliament and of the Council of June 12, 2013 on safety of offshore oil and gas operations.” Implemented on July 19, 2015, the objective of this Directive is to reduce as far as possible the occurrence of major accidents relating to offshore oil and gas operations and to limit their consequences, thus increasing the protection of the marine environment and coastal economies against pollution, establishing minimum conditions for safe offshore exploration and exploitation of oil and gas and limiting possible disruptions to Union indigenous energy production, and to improve the response mechanisms in case of an accident. As far as the environment is concerned, the UK has various regulations such as: the Offshore Petroleum Activities (Offshore Safety Directive) (Environmental Functions) Regulations 2015 (“OSDEF”), the 2015 amendments to the Merchant Shipping (Oil Pollution Preparedness, Response and Cooperation Convention) Regulations 1998 (“OPRC 1998”) and other environmental Directive requirements, specifically the Environmental Management System. The Offshore Petroleum Licensing (Offshore Safety Directive) Regulations 2015 will implement the licensing Directive requirements.

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

We are and will be, directly and indirectly, subject to the effects of climate change and may, directly or indirectly, be affected by government laws and regulations related to climate change. A number of countries have adopted or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions, such as carbon dioxide, methane, and nitrogen oxides. In the U.S., the United States Environmental Protection Agency (“EPA”) has declared greenhouse gases to be dangerous pollutants and has issued greenhouse gas reporting requirements for emissions sources in certain industries (which currently do not include the shipping industry). The EPA does require owners of vessels subject to MARPOL Annex VI to maintain records for nitrogen oxides standards and in-use fuel specifications.

In addition, while the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change (the “UNFCC”), which requires adopting countries to implement national programs to reduce greenhouse gas emissions, the IMO intends to develop limits on greenhouse gases from international shipping. It has responded to the global focus on climate change and greenhouse gas emissions by developing specific technical and operational efficiency measures and a work plan for market-based mechanisms in 2011. These include the mandatory measures of the ship energy efficiency management plan (“SEEMP”), outlined above, and an energy efficiency design index (“EEDI”) for new ships. The IMO is also considering its position on market-based measures through an expert working group. Among the numerous proposals being considered by the working group are the following: a port state levy based on the amount of fuel consumed by the vessel on its voyage to the port in question; a global emissions trading scheme which would allocate emissions allowances and set an emissions cap; and an international fund establishing a global reduction target for international shipping, to be set either by the UNFCCC or the IMO.

At its 64th session (2012), the IMO’s Marine Environment Protection Committee (the “MEPC”) indicated that 2015 was the target year for member states to identify market-based measures for international shipping. At its 66th session (2014), the MEPC continued its work on developing technical and operational measures relating to energy-efficiency measures for ships, following the entry into force of the mandatory efficiency measures on January 1, 2013. It adopted the 2014 Guidelines on the Method of Calculation of the Attained EEDI, applicable to new ships. It further adopted amendments to MARPOL Annex VI concerning the extension of the scope of application of the EEDI to Liquefied Natural Gas (“LNG”) carriers, ro-ro cargo ships (vehicle carriers), ro-ro cargo ships, ro-ro passenger ships and cruise passengers ships with nonconventional propulsion. At its 67th session (2014), the MEPC adopted the 2014 Guidelines on survey and certification of the EEDI, updating the previous version to reference ships fitted with dual-fuel engines using LNG and liquid fuel oil. The MEPC also adopted amendments to the 2013 Interim Guidelines for determining minimum propulsion power to maintain the maneuverability of ships in adverse conditions, to make the guidelines applicable to phase 1 (starting January 1, 2015) of the EEDI requirements. At its 68th session (2015), the MEPC amended the 2014 Guidelines on EEDI survey and certification as well as the method of calculating of EEDI for new ships, the latter of which was again amended at the 70th session (2016). At its 70th session, the MEPC also adopted mandatory requirements for ships of 5,000 gross tonnage or greater to collect fuel consumption data for each type of fuel used, and report the data to the flag State after the end of each calendar year.

In December 2011, UN climate change talks took place in Durban and concluded with an agreement referred to as the Durban Platform for Enhanced Action. The Durban Conference did not result in any proposals specifically addressing the shipping industry’s role in climate change but the progress that has been made by the IMO in this area was widely acknowledged throughout the negotiating bodies of the UNFCCC process, and an ad hoc working group was established.

Although regulation of greenhouse gas emissions in the shipping industry was discussed during the 2015 UN Climate Change Conference in Paris (the “Paris Conference”), the agreement reached among the 195 nations did not expressly reference the shipping industry. Following the Paris Conference, the IMO announced it would continue its efforts on this issue at the MEPC, and at its 70th session, the MEPC approved a Roadmap for developing a comprehensive GHG emissions reduction strategy for ships, which includes the goal of adopting an initial strategy and emission reduction commitments in 2018. The Roadmap also provides for additional studies and further intersessional work, to be continued at the 71st session in 2017, with a goal of adopting a revised strategy in 2023 to include short-, mid- and long-term reduction measures and schedules for implementation. In April 2018, the committee charged with creating the reduction strategy must finalize the initial draft of the strategy and submit a report to MEPC.

The EU announced in April 2007 that it planned to expand the EU emissions trading scheme by adding vessels, and a proposal from the European Commission (“EC”) was expected if no global regime for reduction of seaborne emissions had been agreed to by the end of 2011. As of January 31, 2013, the EC had stopped short of proposing that emissions from ships be included in the EU’s emissions-trading scheme. However, on October 1, 2012, it announced that it would propose measures to monitor, verify and report on greenhouse-gas emissions from the shipping sector. On June 28, 2013, the EC adopted a communication setting out a strategy for progressively including greenhouse gas emissions from maritime transport in the EU’s policy for reducing its overall GHG emissions. The first step proposed by the EC was an EU Regulation (as defined below) to an EU-wide system for the monitoring, reporting and verification of carbon dioxide emissions from large ships starting in 2018. The EU Regulation (2015/757) was adopted on April 29, 2015 and took effect on July 1, 2015, with monitoring, reporting and verification requirements beginning on January 1, 2018. This Regulation appears to be indicative of an intent to maintain pressure on the international negotiating process. The EC also adopted an Implementing Regulation, which entered into force in November 2016, setting templates for monitoring plans, emissions reports and compliance documents pursuant to Regulation 2015/757.

We cannot predict with any degree of certainty what effect, if any possible climate change and government laws and regulations related to climate change will have on our operations, whether directly or indirectly. However, we believe that climate change, including the possible increase in severe weather events resulting from climate change, and government laws and regulations related to climate change may affect, directly or indirectly, (i) the cost of the vessels we may acquire in the future, (ii) our ability to continue to operate as we have in the past, (iii) the cost of operating our vessels, and (iv) insurance premiums, deductibles and the availability of coverage. As a result, our financial condition could be negatively impacted by significant climate change and related governmental regulation, and that impact could be material.

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

The U.S. Coast Guard regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid International Ship Security Certificate (“ISSC”) that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. Starting in January 1, 2016, the IMDG Code also includes updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, or the IAEA, new marking requirements for “overpack” and “salvage” and updates to various individual packing requirements. We will implement the various security measures addressed by the MTSA, SOLAS and the ISPS Code and take measures for our vessels or vessels that we charter to attain compliance with all applicable security requirements within the prescribed time periods. Although management does not believe these additional requirements will have a material financial impact on our operations, there can be no assurance that there will not be an interruption in operations to bring vessels into compliance with the applicable requirements and any such interruption could cause a decrease in charter revenues. Furthermore, additional security measures could be required in the future that could have significant financial impact on us.

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

The operation of ocean-going vessels entails certain inherent risks that may adversely affect our business and reputation. Our vessels and their cargoes are at risk of being damaged or lost due to events such as:

•	damage or destruction of a vessel due to marine disaster such as a collision;

•	the loss of a vessel due to piracy and terrorism;

•	cargo and property losses or damage as a result of the foregoing or less drastic causes such as human error, mechanical failure, grounding, fire, explosions and bad weather;

•	environmental accidents as a result of the foregoing;

•	business interruptions and delivery delays caused by mechanical failure, human error, acts of piracy, war, terrorism, political action in various countries, labor strikes, potential government expropriation of our vessels or adverse weather conditions; and

•	other events and circumstances.

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

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and with SOLAS. A vessel must undergo an annual survey, an intermediate survey and a special survey. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be drydocked every two to three years for inspection of the underwater parts of such vessel. If any of our vessels fail any annual survey, intermediate survey, or special survey, the vessel may be unable to trade between ports and, therefore, would be unemployable, potentially causing a negative impact on our revenues due to the loss of revenues from such vessel until it was able to trade again. Further, if any vessel fails a classification survey and the condition giving rise to the failure is not cured within a reasonable time, the vessel may lose coverage under various insurance programs, including hull & machinery insurance and/or protection & indemnity insurance.

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

We may be subject to litigation that, if not resolved in our favor and not sufficiently insured against, could have a material adverse effect on us.

We have been and may be, from time to time, involved in various litigation matters. These matters may include, among other things, contract disputes, personal injury claims, environmental claims or proceedings, and other tort claims, employment matters, governmental claims for taxes or duties, and other litigation that arises in the ordinary course of our business. Although we intend to defend these matters vigorously, we cannot predict with certainty the outcome or effect of any claim or other litigation matter, and the ultimate outcome of any litigation or the potential costs to resolve them may have a material adverse effect on us. Insurance may not be applicable or sufficient in all cases and/or insurers may not remain solvent which may have a material adverse effect on our financial condition.

Because international tanker companies often generate most or all of their revenues in U.S. dollars, but incur a portion of their expenses in other currencies, exchange rate fluctuations could cause us to suffer exchange rate losses, thereby increasing expenses and reducing income.

We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar-denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, decreasing our income. A greater percentage of our transactions and expenses in the future may be denominated in currencies other than the U.S. dollar. As part of our overall risk management policy, we will attempt to hedge these risks in exchange rate fluctuations from time to time. We may not always be successful in such hedging activities and, as a result, our operating results could suffer as a result of un-hedged losses incurred as a result of exchange rate fluctuations. For example, as of December 31, 2017, the value of the U.S. dollar as compared to the Euro decreased by approximately 12.3% compared with the respective value as of December 31, 2016. A greater percentage of our transactions and expenses in the future may be denominated in currencies other than the U.S. dollar.

Disruptions in world financial markets and the resulting governmental action in Europe, the United States and in other parts of the world could have a material adverse impact on our ability to obtain financing required to acquire vessels or new businesses. Furthermore, such a disruption would materially adversely affect our results of operations, financial condition and cash flows.

Global financial markets and economic conditions have been severely disrupted and volatile in recent years and remain subject to significant vulnerabilities, such as the deterioration of fiscal balances and the rapid accumulation of public debt, continued deleveraging in the banking sector and a limited supply of credit. Continuing turmoil and hostilities in Iraq, Afghanistan, Syria, Ukraine, other current conflicts, the refugee crisis in Europe and the Middle East and continuing concerns relating to the European sovereign debt crisis and the United Kingdom’s pending exit from the European Union have led to increased volatility in global credit and equity markets. Several European countries, including Greece, have been affected by increasing public debt burdens and weakening economic growth prospects. In recent years, Standard and Poor’s Rating Services and Moody’s Investors Service downgraded the long-term ratings of most European countries’ sovereign debt and initiated negative outlooks. Such downgrades could negatively affect those countries’ ability to access the public debt markets at reasonable rates or at all, materially affecting the financial conditions of banks in those countries, including those with which we maintain cash deposits and equivalents, or on which we rely on to finance our vessel and new business acquisitions. Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. We maintain cash deposits and equivalents in excess of government-provided insurance limits at banks in Greece and other European countries, which may expose us to a loss of cash deposits or cash equivalents.

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

The shipping industry has historically been affected by acts of piracy in regions such as the South China Sea, the Indian Ocean, the Strait of Malacca, the Arabian Sea, the Gulf of Aden off the coast of Somalia and the Red Sea. Although the frequency of sea piracy worldwide has decreased in recent years, sea piracy incidents continue to occur, particularly in the Gulf of Aden and towards the Mozambique Channel in the North Indian Ocean and increasingly in the Gulf of Guinea. A significant example of the heightened level of piracy came in February 2011 when the M/V Irene SL, a crude oil tanker in the Arabian Sea which was not affiliated with us, was captured by pirates in the Arabian Sea while carrying crude oil estimated to be worth approximately $200 million. In December 2009, the Navios Apollon, a vessel owned by Navios Maritime Partners L.P. (“Navios Partners”), was seized by pirates 800 miles off the coast of Somalia while transporting fertilizer from Tampa, Florida to Rozi, India and was released on February 27, 2010. In January 2014, the Nave Atropos, a vessel owned by Navios Acquisition, came under attack from a pirate action group in international waters off the coast of Yemen and in February 2016, the Nave Jupiter, a vessel also owned by Navios Acquisition, came under attack from pirate action groups on her way out from her loading terminal about 50 nautical miles off Bayelsa, Nigeria. In both instances, the crew and the on-board security team successfully implemented the counter piracy action plan and standard operating procedures to deter the attack with no consequences to the vessels or their crew. These piracy attacks have resulted in regions (in which our vessels are deployed) being characterized by insurers as “war risk” zones or Joint War Committee “war and strikes” listed areas. Premiums payable for insurance coverage could increase significantly and insurance coverage may be more difficult to obtain. Crew costs, including those due to employing onboard security guards, could increase in such circumstances. While the use of security guards is intended to deter and prevent the hijacking of our vessels, it could also increase our risk of liability for death or injury to persons or damage to personal property. In addition, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and it is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and cash flows. Acts of piracy on ocean-going vessels could adversely affect our business and operations.

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

The shipping industry, and especially the shipment of crude oil, refined petroleum products (clean and dirty) and bulk liquid chemicals, has been, and will remain, heavily regulated. The so-called “oil majors,” such as Exxon Mobil, BP p.l.c., Royal Dutch Shell plc., Chevron, ConocoPhillips and Total S.A. together with a number of commodities traders, represent a significant percentage of the production, trading and shipping logistics (terminals) of crude oil and refined products worldwide. Concerns for the environment have led the oil majors to develop and implement a strict ongoing due diligence process when selecting their commercial partners. This vetting process has evolved into a sophisticated and comprehensive risk assessment of both the vessel operator and the vessel, including physical ship inspections, completion of vessel inspection questionnaires performed by accredited inspectors and the production of comprehensive risk assessment reports. In the case of term charter relationships, additional factors are considered when awarding such contracts, including:

•	office assessments and audits of the vessel operator;

•	the operator’s environmental, health and safety record;

•	the number and status of other vettings;

•	compliance with the standards of the IMO, a United Nations agency that issues international trade standards for shipping;

•	compliance with oil majors’ codes of conduct, policies and guidelines, including transparency, anti-bribery and ethical conduct requirements and relationships with third parties;

•	compliance with heightened industry standards that have been set by several oil companies;

•	shipping industry relationships, reputation for customer service, technical and operating expertise;

•	shipping experience and quality of ship operations, including cost-effectiveness;

•	quality, experience and technical capability of crews;

•	the ability to finance vessels at competitive rates and overall financial stability;

•	relationships with shipyards and the ability to obtain suitable berths;

•	construction management experience, including the ability to procure on-time delivery of new vessels according to customer specifications;

•	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and

•	competitiveness of the bid in terms of overall price.

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

Iran

During the last few years until January 2016, the scope of sanctions imposed against Iran, the government of Iran and persons engaging in certain activities or doing certain business with and relating to Iran was expanded by a number of jurisdictions, including the United States, the European Union and Canada. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act (“CISADA”), which expanded the scope of the former Iran Sanctions Act. The scope of U.S. sanctions against Iran were expanded subsequent to CISADA by, among other U.S. laws, the National Defense Authorization Act of 2012 (the “2012 NDAA”), the Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRA”), Executive Order 13662, and the Iran Freedom and Counter-Proliferation Act of 2012 (“IFCA”). The foregoing laws, among other things, expanded the application of prohibitions to non-U.S. companies, such as our company, and introduced limits on the ability of non-U.S. companies and other non-U.S. persons to do business or trade with Iran when such activities relate to specific activities such as investment in Iran, the supply or export of refined petroleum or refined petroleum products to Iran, the supply and delivery of goods to Iran which could enhance Iran’s petroleum or energy sectors, and the transportation of crude oil from Iran to countries which do not enjoy Iran crude oil sanctions waivers (our tankers called in Iran but did not engage in the prohibited activities specifically identified by these sanctions). U.S. economic sanctions on Iran fall into two general categories: “Primary” sanctions, which prohibit U.S. persons or U.S. companies and their foreign branches, U.S. citizens, U.S. permanent residents, persons within the territory of the United States from engaging in all direct and indirect trade and other transactions with Iran without U.S. government authorization, and “secondary” sanctions, which are mainly nuclear-related sanctions. While most of the U.S. nuclear-related sanctions with respect to Iran and the EU sanctions on Iran (including, inter alia, CISADA, ITRA, and IFCA) were lifted on January 16, 2016 through the implementation of the Joint Comprehensive Plan of Action (“JCPOA”) entered into between the permanent members of the United Nations Security Council (China, France, Russia, the United Kingdom and the United States) and Germany, there are still certain limitations in place with which we need to comply. The primary sanctions with which U.S. persons or transactions with a U.S. nexus must comply are still in force and have not been lifted or relaxed, except in a very limited fashion. Additionally, the sanctions lifted under the JCPOA could be reimposed (“snapped back”) at any time if Iran violates the JCPOA or the United States does not certify that Iran is in compliance with the JCPOA.

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

The EU has imposed travel bans and asset freezes on certain Russian persons and entities pursuant to which it is prohibited to make available, directly or indirectly, economic resources or assets to or for the benefit of the sanctioned parties. Certain Russian ports including Kerch Commercial Seaport; Sevastopol Commercial Seaport and Port Feodosia are subject to the above restrictions. Other entities are subject to sectoral sanctions which limit the provision of equity financing and loans to the listed entities. In addition, various restrictions on trade have been implemented which, amongst others, include a prohibition on the import into the EU of goods originating in Crimea or Sevastopol as well as restrictions on trade in certain dual-use and military items and restrictions in relation to various items of technology associated with the oil industry for use in deep water exploration and production, Arctic oil exploration and production or shale oil projects in Russia. As such, it is important to carry out due diligence on the parties and cargoes involved in fixtures relating to Russia.

The U.S. has imposed sanctions against certain designated Russian entities and individuals (“U.S. Russian Sanctions Targets”). These sanctions block the property and all interests in property of the U.S. Russian Sanctions Targets. This effectively prohibits U.S. persons from engaging in any economic or commercial transactions with the U.S. Russian Sanctions Targets unless the same are authorized by the U.S. Treasury Department. Similar to EU sanctions, U.S. sanctions also entail restrictions on certain exports from the United States to Russia and the imposition of Sectoral Sanctions which restrict the provision of equity and debt financing to designated Russian entities. While the prohibitions of these sanctions are not directly applicable to us, we have compliance measures in place to guard against transactions with U.S. Russian Sanctions Targets which may involve the United States or U.S. persons and thus implicate prohibitions. The United States also maintains prohibitions on trade with Crimea.

The U.S.’s “Countering America’s Adversaries Through Sanctions Act” (Public Law 115-44) (CAATSA), authorizes imposition of new sanctions on Iran, Russia, and North Korea. The CAATSA sanctions with respect to Russia have not actually been imposed or implemented. CAATSA sanctions on Iran and North Korea enhance existing sanctions.

Venezuela-Related Sanctions

The U.S. sanctions with respect to Venezuela prohibit dealings with designated Venezuelan government officials, and curtail the provision of financing to PDVSA and other government entities. EU sanctions against Venezuela are primarily governed by EU Council Regulation 2017/2063 of 13 November 2017 concerning restrictive measures in view of the situation in Venezuela. This includes financial sanctions and restrictions on listed persons and an, arms embargo and related prohibitions and restrictions including restrictions related to internal repression.

Other U.S. Economic Sanctions and Sanctions Targets

In addition to Iran and certain Russian entities and individuals, as indicated above, the United States maintains economic sanctions against Syria, Cuba, North Korea, and sanctions against entities and individuals (such as entities and individuals in the foregoing targeted countries, designated terrorists, narcotics traffickers) whose names appear on the List of SDNs and Blocked Persons maintained by the U.S. Treasury Department (collectively, “Sanctions Targets”). We are subject to the prohibitions of these sanctions to the extent that any transaction or activity we engage in involves Sanctions Targets and a U.S. person or otherwise has a nexus to the United States.

Other E.U. Economic Sanctions Targets

The EU also maintains sanctions against Syria, North Korea and certain other countries and against individuals listed by the EU. These restrictions apply to our operations and as such, to the extent that these countries may be involved in any business it is important to carry out checks to ensure compliance with all relevant restrictions and to carry out due diligence checks on counterparties and cargoes.

Compliance

Considering the aforementioned prohibitions of U.S. as well as EU sanctions and the nature of our business, there is a sanctions risk for us due to the worldwide trade of our vessels, which we seek to minimise by following our corporate written Ecomonic Sanctions Compliance Policy and Procedures and our compliance with all applicable sanctions and embargo laws and regulations. Although we intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations, and the law may change. Moreover, despite, for example, relevant provisions in charter parties forbidding the use of our vessels in trade that would violate economic sanctions, our charterers may nevertheless violate applicable sanctions and embargo laws and regulations and those violations could in turn negatively affect our reputation and be imputed to us. In addition, given our relationship with Navios Acquisition and Navios Holdings, we cannot give any assurance that an adverse finding against Navios Acquisition or Navios Holdings by a governmental or legal authority or others with respect to the matters discussed herein or any future matter related to regulatory compliance by Navios Acquisition, Navios Holdings or ourselves will not have a material adverse impact on our business, reputation or the market price or trading of our common stock-units.

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

We expect that our vessels will call in ports in South America and other areas where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. Under some jurisdictions, vessels used for the conveyance of illegal drugs could subject the vessel to forfeiture to the government of such jurisdiction. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims which could have an adverse effect on our business, results of operations, cash flows and financial condition.

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

We conduct most of our operations outside of the United States. In particular, we derive our revenues from shipping oil and oil products from politically unstable regions and our business, results of operations, cash flows, financial condition and ability to make cash distributions may be adversely affected by the effects of political instability, terrorist or other attacks, war or international hostilities. Terrorist attacks, such as the attacks in the United States on September 11, 2001, the attacks in London on July 7, 2005, in Paris on January 7, 2015 and November 13, 2015, and the bombings in Spain on March 11, 2004, along with the recent conflicts in Iraq, Afghanistan, Syria, Yemen, Ukraine and other current and future conflicts, and the continuing response of the United States and other countries to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets, including the energy markets. Continuing hostilities in the Middle East may lead to additional refugee flows, armed conflicts or to further acts of terrorism and civil disturbance in the United States or elsewhere, which could result in increased volatility and turmoil in the financial markets and may contribute further to economic instability. Current and future conflicts and terrorist attacks may adversely affect our business, operating results, financial condition, ability to raise capital and future growth. Terrorist attacks on vessels, such as the October 2002 attack on the M/V Limburg, a VLCC not related to us, may in the future also negatively affect our operations and financial condition and directly impact our vessels or our customers.

In addition, oil facilities, shipyards, vessels, pipelines and oil and gas fields could be targets of future terrorist attacks. Any such attacks could lead to, among other things, bodily injury or loss of life, vessel or other property damage, increased vessel operational costs, including insurance costs, and the inability to transport oil and other refined products to or from certain locations. Terrorist attacks, war sanctions against oil exporting countries or other events beyond our control that adversely affect the distribution, production or transportation of oil and other refined products to be shipped by us could entitle our customers to terminate our charter contracts, which would harm our cash flow and our business.

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

A government could requisition title or seize our vessels. Requisition of title occurs when a government takes a vessel and becomes the owner. A government could also requisition our vessels for hire, which would result in the government’s taking control of a vessel and effectively becoming the charterer at a dictated charter rate. Generally, requisitions occur during periods of war or emergency, although governments may elect to requisition vessels in other circumstances. Although we would be entitled to compensation in the event of a requisition of one or more of our vessels, requisition of one or more of our vessels would have a substantial negative effect on us as we would potentially lose all revenues and earnings from the requisitioned vessels and permanently lose the vessels. Such losses might be partially offset if the requisitioning government compensated us for the requisition.

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

The efficient operation of our business is dependent on computer hardware and software systems. Information systems are vulnerable to security breaches by computer hackers and cyber terrorists. We rely on industry accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems. However, these measures and technology may not adequately prevent security breaches. In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs, causing our business and results of operations to suffer. Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our unitholders.

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

Risks Inherent in an Investment in Us

Navios Acquisition, Navios Holdings, Navios Partners, Navios Containers and their respective affiliates may compete with us.

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

Furthermore, pursuant to an omnibus agreement that we entered with Navios Acquisition, Navios Holdings, Navios Partners and Navios Containers, Navios Acquisition, Navios Holdings, Navios Partners, Navios Containers and their controlled affiliates generally have granted a right of first refusal over any containerships to be sold or acquired in the future.

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

Navios Acquisition indirectly owns the 2.0% general partner interest and a 57.0% limited partner interest in us and owns and controls our general partner. Navios Holdings has an option expiring in November 2024 to purchase a minimum of 25% of the general partner interest held by the general partner, the incentive distribution rights held by the general partner and/or the membership interests in the general partner from Navios Acquisition, each at fair market value. Two of our executive officers also serve as executive officers of Navios Acquisition and three of our executive officers and one of our directors also serve as executive officers and/or directors of Navios Holdings and as such they have fiduciary duties to Navios Acquisition and Navios Holdings that may cause them to pursue business strategies that disproportionately benefit Navios Acquisition or Navios Holdings or which otherwise are not in the best interests of us or our unitholders. Conflicts of interest may arise between Navios Acquisition and Navios Holdings and their affiliates, including our general partner on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our general partner and its affiliates may favor their own interests over the interests of our unitholders. These conflicts include, among others, the following situations:

•	neither our partnership agreement nor any other agreement requires our general partner or Navios Acquisition or Navios Holdings or their affiliates to pursue a business strategy that favors us or utilizes our assets, and Navios Acquisition’s and Navios Holdings’ officers and directors have a fiduciary duty to make decisions in the best interests of the stockholders of Navios Acquisition and Navios Holdings, which may be contrary to our interests;

•	our general partner and our board of directors are allowed to take into account the interests of parties other than us, such as Navios Acquisition and Navios Holdings, in resolving conflicts of interest, which has the effect of limiting their fiduciary duties to our unitholders;

•	our general partner and our directors have limited liabilities and reduced their fiduciary duties under the laws of the Marshall Islands, while the remedies available to our unitholders are also restricted, and, as a result of purchasing common units, unitholders are treated as having agreed to the modified standard of fiduciary duties and to certain actions that may be taken by our general partner and our directors, all as set forth in the partnership agreement;

•	our general partner and our board of directors are involved in determining the amount and timing of our asset purchases and sales, capital expenditures, borrowings, issuances of additional partnership securities and reserves, each of which can affect the amount of cash that is available for distribution to our unitholders;

•	our general partner may have substantial influence over our board of directors’ decision to cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make incentive distributions;

•	our general partner is entitled to reimbursement of all reasonable costs incurred by it and its affiliates for our benefit;

•	our partnership agreement does not restrict us from paying our general partner or its affiliates for any services rendered to us on terms that are fair and reasonable or entering into additional contractual arrangements with any of these entities on our behalf; and

•	our general partner may exercise its right to call and purchase our common units if it and its affiliates own more than 80% of our common units.

The subordination period extended from November 2014 until November 2017. In November 2017, the then outstanding 9,342,692 subordinated units converted into a like number of common units. Following such conversion the only subordinated units that remain outstanding are the subordinated Series A units (“Series A Units”).

All of the outstanding Series A Units will automatically convert into common units on a one-for-one basis on the earlier of (i) June 18, 2018, or (ii) the Liquidation Date, as defined in the partnership agreement.

Our officers face conflicts in the allocation of their time to our business.

Two of our executive officers, excluding our Chief Financial Officer, are also executive officers of Navios Acquisition and three of our executive officers and one of our directors also serve as executive officers and/or directors of Navios Holdings. Navios Acquisition, Navios Partners, Navios Maritime Containers Inc. (“Navios Containers”) and Navios Holdings conduct substantial businesses and activities of their own in which we have no economic interest. If these separate activities are significantly greater than our activities, there will be material competition for the time and effort of our officers, who also provide services to affiliates of Navios Acquisition, Navios Partners, Navios Containers and Navios Holdings. Our officers are not required to work full-time on our affairs and, in the future, we may have additional officers that also provide services to Navios Acquisition, Navios Partners, Navios Containers and Navios Holdings and their affiliates. Based solely on the anticipated relative sizes of our fleet and the fleet owned by Navios Acquisition, Navios Partners, Navios Containers and Navios Holdings and their affiliates over the next twelve months, we estimate that our officers, excluding our Chief Financial Officer, may spend a substantial portion of their monthly business time dedicated to the business activities of Navios Acquisition, Navios Partners, Navios Containers and Navios Holdings and their affiliates. However, the actual allocation of time could vary significantly from time to time depending on various circumstances and needs of the businesses, such as the relative levels of strategic activities of the businesses. Our Chief Financial Officer, Erifili Tsironi, is not an officer of Navios Acquisition and dedicates her time primarily to our business.

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

Under the terms of our Management Agreement with the Manager, we pay a daily fee of $9,500 per VLCC for technical and commercial management services provided to us by the Manager. The initial term of the Management Agreement expires in November 2019 and this fee has been fixed until December 2018. The daily fee to be paid to the Manager includes all costs incurred in providing certain commercial and technical management services to us as described in our Annual Report on Form 20-F under “Item 7.—Major Unitholders and Related Party Transactions. For the remaining term of the Management Agreement, we expect that we will reimburse the Manager for all of the actual operating costs and expenses it incurs in connection with the management of our fleet, which may result in significantly higher fees for the remaining term. All of the fees we are required to pay to the Manager under the Management Agreement will be payable to our manager without regard to our financial condition or results of operations. In addition, the Manager will provide us with administrative services, including the services of our officers and directors, pursuant to an Administrative Services Agreement which has an initial term of five years, expiring in November 2019, and we will reimburse the Manager for all costs and expenses reasonably incurred by it in connection with the provision of those services. The exact amount of these future costs and expenses are unquantifiable at this time. The fees and reimbursement of expenses to the Manager are payable regardless of our profitability and could materially adversely affect our ability to pay cash distributions.

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

•	The vote of the holders of at least 66 2/3% of all outstanding common, subordinated and general partner units voting together as a single class is required to remove the general partner. As of March 9, 2017, Navios Acquisition owned 59.0% of the total number of common, Series A Units and general partner units.

•

If our general partner is removed without “cause” and units held by our general partner and Navios Acquisition are not voted in favor of that removal, (i) all remaining Series A Units will automatically convert into common units and (ii) our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of the interests at the time. A removal of our general partner under these circumstances would adversely affect the common units by prematurely eliminating their distribution and liquidation preference over the Series A Units, which would otherwise have continued

until we had met certain distribution and performance tests. Any conversion of the general partner interest and incentive distribution rights would be dilutive to existing unitholders. Furthermore, any cash payment in lieu of such conversion could be prohibitively large. “Cause” is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our general partner liable for actual fraud or willful or wanton misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor business decisions such as charges of poor management of our business by the directors appointed by our general partner, so the removal of our general partner because of the unitholders’ dissatisfaction with the general partner’s decisions in this regard would most likely result in the termination of the subordination period.

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

We have granted registration rights to Navios Acquisition and certain affiliates of Navios Acquisition. These unitholders have the right subject to some conditions to require us to file registration statements covering any of our common, subordinated or other equity securities owned by them or to include those securities in registration statements that we may file for ourselves or other unitholders. As of March 9, 2018, Navios Acquisition directly owned 10,585,384 common units, 1,592,920 Series A Units and indirectly owns 427,499 general partner units and all of the incentive distribution rights. Following their registration and sale under an applicable registration statement, those securities will become freely tradable. By exercising their registration rights and selling a large number of common units or other securities, these unitholders could cause the price of our common units to decline.

In addition, we have entered into a continuous offering program sales agreement with S. Goldman Capital LLC, as our sales agent, for the offer and sale of up to $25.0 million in aggregate amount of our common units from time to time through the sales agent, pursuant to a Registration Statement on Form S-3 that became effective on January 4, 2016. The sales agent is not required to sell any specific number or dollar amount of our common units but will use its commercially reasonable efforts, subject to the terms of the continuous offering program sales agreement, to sell that number of shares up to $25 million of our common units upon our request. Sales of the shares may be made by any means permitted by law and deemed to be an “at-the-market” offering as defined in Rule 415 of the Securities Act of 1933, as amended, and will generally be made by means of brokers’ transactions on the New York Stock Exchange or otherwise at market prices prevailing at the time of sale, or as otherwise agreed with the sales agent. In 2017, we issued 336,011 common units pursuant to our continuous offering program. Whether we choose to affect future sales under the continuous offering program will depend upon a variety of factors, including, among others, market conditions and the trading price of our common units relative to other sources of capital. The issuance from time to time of new common units through the continuous offering program or in any other equity offering, or the perception that such sales may occur, could have the effect of depressing the market price of our common units.

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

We may, without the approval of our unitholders, issue an unlimited number of additional units or other equity securities. The issuance by us of additional common units or other equity securities of equal or senior rank will have the following effects:

•	our unitholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for distribution on each unit may decrease;

•	because a lower percentage of total outstanding units will be Series A Units, the risk that a shortfall in the payment of any quarterly distribution will be borne by our common unitholders will increase;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of the common units may decline.

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

As of March 9, 2018, Navios Acquisition, an affiliate of our general partner, owned 10,585,384 of our common units. At the expiration of the subordination period of Subordinated Units in November 2017, assuming no additional issuances of common units or general partner units and the conversion of 1,592,920 subordinated Series A Units into common units, Navios Acquisition would have owned 12,178,304 common units, representing a 59.0% limited partner interest based on all common and general partner units then outstanding.

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

Based on our current and projected method of operation and on opinion of counsel, we believe that we were not a PFIC for our 2017 taxable year, and we expect that we will not become a PFIC with respect to any other taxable year. In this regard, we expect that all of the vessels in our fleet will be engaged in time chartering activities, and we intend to treat our income from those activities as non-passive income, and the vessels engaged in those activities as non-passive assets, for PFIC purposes. However, we cannot assure you that the method of our operations, or the nature or composition of our income or assets, will not change in the future and that we will not become a PFIC. Moreover, although there is legal authority for our position, there is also contrary authority and no assurance can be given that the Internal Revenue Service, or the IRS, will accept our position.

We may have to pay tax on U.S. source income, which would reduce our earnings.

Under the Internal Revenue Code of 1986, as amended, or the Code, 50.0% of the gross transportation income of a vessel-owning or chartering corporation that is attributable to transportation that either begins or ends, but that does not both begin and end, in the United States is characterized as U.S. source international transportation income. U.S. source international transportation income generally is subject to a 4.0% U.S. federal income tax without allowance for deduction or, if such U.S. source international transportation income is effectively connected with the conduct of a trade or business in the United States, U.S. federal corporate income tax (presently imposed at 21.0% rate) as well as a branch profits tax (presently imposed at a 30.0% rate on effectively connected earnings), unless the non-U.S. corporation qualifies for exemption from tax under Section 883 of the Code.

Based on an opinion of counsel and certain assumptions and representations, we believe that we will qualify for the statutory tax exemption under Section 883 of the Code, and we intend to take this position for U.S. federal income tax return reporting purposes. However, our position is based on certain assumptions regarding us, our units and the holders thereof (including Navios Acquisition), and there are factual circumstances, including some that may be beyond our control (including, for example, the delisting of the securities of Navios Acquisition from quotation on the NYSE), that could cause us to fail to qualify for the benefit of this tax exemption. Furthermore, our board of directors could determine that it is in our best interests to take an action or actions that would result in this tax exemption not applying to us. In addition, our position that we qualify for this exemption is based upon legal authorities that do not expressly contemplate an organizational structure such as ours; specifically, although we have elected to be treated as a corporation for U.S. federal income tax purposes, we are organized as a limited partnership under Marshall Islands law. Therefore, we cannot give any assurance that the IRS will not take a different position regarding our qualification for this tax exemption.

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

Pursuant to the initial public offering (“IPO”) on November 18, 2014, Navios Midstream entered into the following agreements:

•	a Management Agreement with the Manager pursuant to which the Manager has agreed to provide us commercial and technical management services;

•	an Administrative Services Agreement with the Manager, pursuant to which the Manager has agreed to provide to us administrative services; and

•	an omnibus agreement with Navios Holdings, Navios Acquisition, Navios Partners, our general partner and others, governing, among other things: when we, Navios Acquisition, Navios Holdings and Navios Partners may compete with each other; and certain rights of first offer on VLCCs, crude oil tankers, refined petroleum product tankers, chemical tankers and LPG tankers.

Please read “Item 7.—Major Unitholders and Related Party Transactions.”

In June 2015, Navios Midstream exercised its option to acquire the shares of the vessel-owning subsidiaries of the Nave Celeste and the C. Dream from Navios Acquisition for an aggregate purchase price of $100.0 million. The aggregate purchase price consisted of the issuance of 1,592,920 Series A Units to Navios Acquisition, and $73.0 million cash consideration.

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

As of March 9, 2018, there were outstanding: 19,354,498 common units, no subordinated units, 1,592,920 Series A Units and 427,499 general partnership units. As of March 9, 2018, Navios Acquisition owned a 59.0% limited partner interest in Navios Midstream, which included a 2.0% general partner interest.

COP Program

On July 29, 2016, Navios Midstream entered into a Continuous Offering Program Sales Agreement (“COP Program”) with the S. Goldman Capital LLC, as sales agent (the “Agent”), pursuant to which Navios Midstream may issue and sell from time to time through its agent common units representing limited partner interests having an aggregate offering price of up to $25.0 million.

During 2016, Navios Midstream issued 333,103 common units and received net proceeds of $4.0 million after deducting fees and expenses of $0.4 million. In connection with the issuance of the common units, Navios Midstream issued 6,798 general partnership units to its general partner in order to maintain its 2.0% general partner interest. The net proceeds from the issuance of the general partnership units were $0.1 million.

During 2017, Navios Midstream issued 336,011 common units and received net proceeds of approximately $4.0 million. In connection with the issuance of the common units, Navios Midstream issued 6,858 general partnership units to its general partner in order to maintain its 2.0% general partner interest. The net proceeds from the issuance of the general partnership units were $0.1 million.

B. Business Overview

We are a growth oriented limited partnership formed to own, operate and acquire crude oil tankers under long-term employment contracts. In the future, to the extent opportunities arise, we may also seek to own, operate and acquire refined petroleum product tankers, chemical tankers, and liquefied petroleum gas (“LPG”), tankers under long-term employment contracts. We intend to charter our vessels under long-term employment contracts to international oil companies, refiners, and large vessel operators.

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

On June 18, 2015, Navios Midstream entered into a credit agreement for a $205.0 million term loan scheduled to mature on June 18, 2020 (the “Term Loan B”) and, in connection therewith, the Previous Credit Facility was terminated, and all security thereunder was released. In June 2015, we exercised our option to acquire the shares of the vessel-owning subsidiaries of the Nave Celeste and the C. Dream from Navios Acquisition for an aggregate purchase price of $100.0 million. The aggregate purchase price consisted of $73.0 million of cash consideration and the issuance of 1,592,920 Series A Units to Navios Acquisition.

Our Fleet

Our fleet consists of six VLCC, which have an average remaining employment term of approximately 3.2 years, including the backstop commitment from Navios Acquisition. They are chartered to three counterparties, Cosco Dalian, a Chinese state-owned enterprise, SK Shipping Company Limited (“SK Shipping”) and VL8.

The following table provides summary information about our fleet as of March 9, 2018:

Vessels	Type	Built/ Delivery Date	DWT	Net Charter Rate (1)	Profit Share to Owner	Expiration Date (2)
Shinyo Ocean	VLCC	2001	281,395	Pool earnings	—	Upon notice(3)
				$38,400	—	January 2019(4)
Shinyo Kannika	VLCC	2001	287,175	Pool earnings	—	Upon notice(3)
				$38,025		February 2019(4)
Shinyo Saowalak	VLCC	2010	298,000	$48,153	35% above $54,388(5)	June 2025
					40% above $59,388(5)
					50% above $69,388(5)
Shinyo Kieran	VLCC	2011	297,066	$48,153	35% above $54,388(5)	June 2026
					40% above $59,388(5)
					50% above $69,388(5)
C. Dream	VLCC	2000	298,570	$29,625	50% above $30,000(7)	March 2019
					40% above $40,000(7)
Nave Celeste	VLCC	2003	298,717	$Pool earnings	—	Upon notice(3)
				$35,000		December 2018(6)

(1)	Net time charter-out rate per day in dollars (net of commissions).
(2)	Estimated dates assuming midpoint of redelivery of charterers.
(3)	Evergreen until terminated by owner or charterer’s notice.
(4)	Includes a backstop period for the Shinyo Ocean and the Shinyo Kannika. Navios Acquisition has provided a backstop commitment for a two-year period at the net time charter out rate of $38,400 per day for the Shinyo Ocean and $38,025 per day for the Shinyo Kannika. All data in the table is based on a charter length inclusive of both the initial and backstop periods.
(5)

Calculated annually on the basis of the weighted average of the daily values of four Baltic Exchange Tanker Routes for the past four quarters adjusted for certain agreed specifications (i.e. actual consumption and other voyage expenses). Any profit is split between the owner and the charterer with the owner receiving the percentage stated in the table above.
(6)	Includes a backstop period for the Nave Celeste. Navios Acquisition has provided a backstop commitment for a two-year period at the net time charter out rate of $35,000 per day. All data in the table is based on a charter length inclusive of both the initial and backstop periods.
(7)	Calculated annually based on the actual earnings of the vessel. Any profit is split between the owner and the charterer with the owner receiving the percentage stated in the table above.

Option Vessels

We have options, exercisable through November 18, 2018, to purchase the following three VLCCs from Navios Acquisition at fair market value. Although we anticipate that we may exercise some or all of our options to purchase the three VLCCs listed below, the timing of such purchases is uncertain and each such purchase is subject to various conditions, including reaching an agreement with Navios Acquisition regarding the fair market value of the vessel and the availability of financing, which we anticipate would be from external sources. Generally, we expect to fund the acquisition of any or all of the three additional VLCCs we may elect to purchase with cash from operations, bank borrowings and the issuance of debt and equity securities.

The following table provides summary information about the vessels subject to the options as of March 9, 2018:

Vessels	Purchase Option Expiration Date	Type	Built/ Delivery Date	DWT	Net Charter Rate (1)		Profit Share to Owner	Employment Expiration Date (2)
Nave Buena Suerte	November 2018	VLCC	2011	297,491	28,638		—	March 2018
Nave Neutrino	November 2018	VLCC	2003	298,287	34,500		—	April 2018
Nave Electron	November 2018	VLCC	2002	305,178	Floating Rate	(3)	—	May 2018

(1)	Net time charter-out rate per day in dollars (net of commissions).
(2)	Estimated dates assuming midpoint of redelivery of charterers.
(3)	Rate based on VLCC pool earnings.

Our Competitive Strengths

We believe we are well positioned to capitalize on existing business opportunities because of the following competitive strengths:

•	Stable cash flows based on long-term charters. We believe that the long-term, fixed-rate nature of certain of our charters, our profit sharing arrangements, our backstop agreements and our fixed rate Management Agreement will provide a stable base of revenue and predictable expenses that will result in stable cash flows. In addition, we believe the potential exercise of our option to purchase up to three additional VLCCs and the potential opportunity to purchase additional vessels from Navios Acquisition pursuant to the right of first offer given in connection with our omnibus agreement, provide visible future growth in our revenue, operating income and distributable cash flow. We believe these as well as future acquisition opportunities will provide us with a way to grow our distributions per unit.

•	Strong relationship with Navios Holdings. We believe our relationship with Navios Holdings and its affiliates provides us with numerous benefits that are key to our long-term growth and success, including Navios Holdings’ expertise in commercial management, reputation within the shipping industry and network of strong relationships with many of the world’s leading crude producers, traders and exporters, industrial end-users, shipyards, and shipping companies. We also benefit from Navios Holdings’ expertise in technical management and its ability to meet the rigorous vetting processes of some of the world’s most selective major international oil companies.

•	Quality fleet. Our fleet consists of six VLCCs. We also have an option to acquire up to three additional VLCCs. We believe that our quality fleet provides us with a competitive advantage in the time charter market, where vessel quality are of significant importance in competing for business. We have completed the pre-qualification process required by major energy companies, including Chevron, Philips 66, Shell, Exxon, Saudi Aramco, Petrobras and Koch Industries and we believe our ability to comply with these rigorous and comprehensive standards relative to less qualified or less experienced operators allows us to compete effectively for new charters.

•	Operating visibility through employment contracts with strong counterparties. Our vessels are chartered out under contracts (including backstop by Navios Acquisition) with an average remaining employment term of 3.2 years to strong counterparties, including Cosco Dalian, which is wholly owned by the COSCO Group, a Chinese state-owned enterprise, SK Shipping, a privately held company with 75 owned or controlled vessels, including VLCCs, and VL8, the world’s largest independent pool and commercial management company. We believe our existing charter coverage with strong counterparties provides us with predictable contracted revenues and operating visibility.

•	Financial strength and flexibility. We are targeting a relatively conservative leverage profile in order to allow for future flexibility in capital deployment. We also believe we will have access to public debt and equity markets in order to pursue expansion opportunities.

Business Strategies

Our primary business objective is to provide quarterly distributions per unit by executing the following strategies:

•	Continue to grow and diversify our fleet of owned and chartered-in vessels. We will seek to make strategic acquisitions to expand our fleet in order to capitalize on the demand for crude, refined product, chemical and LPG tankers. Under the share purchase agreement that we entered into with Navios Acquisition, we have the option to purchase up to three additional VLCC vessels. Additionally, during the term of the omnibus agreement, we have the right to purchase from Navios Acquisition any VLCC, crude oil tanker, refined petroleum product tanker, chemical tanker or LPG tanker under a long-term charter agreement or existing VLCC, crude oil tanker, refined petroleum product tanker, chemical tanker or LPG tanker in the Navios Acquisition fleet that enters into a long-term charter agreement of five years or more. We believe that our employment strategy strong relationships with reputable shipyards and financial flexibility will allow us to grow based on our judgment and experience as to prevailing market conditions.

•	Pursue stable cash flows through long-term charters for our fleet. We intend to continue to utilize long-term, fixed-rate charters for our existing fleet through renewal of existing or new charters with built-in profit sharing arrangements. Currently, the vessels in our fleet have an average remaining employment term (including backstop by Navios Acquisition) of 3.2 years.

•	Our relationship with Navios Holdings, Navios Acquisition, Navios Partners, Navios Midstream, Navios Containers and any one or more of our and their subsidiaries (the “Navios Group”) provides us with several commercial and operational advantages. In a highly fragmented industry, we believe that our relationship with the Navios Group provides us with several advantages. First, it creates economies of scale resulting in efficient spreading of overhead and other costs, which in turn results in lower operating expenditures than the industry average. Second, we believe that major oil companies and oil producers generally prefer to charter tankers from a limited number of large tanker fleet operators from whom they have previously chartered tankers and whose fleets they have pre-approved for quality, rather than smaller shipping companies which constitute a large proportion of the highly fragmented international tanker fleet. Finally, the Navios Group’s active and extensive involvement in the large tanker market provides us with access to reliable, in-depth and up-to-date market information.

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

Our Customers

We provide seaborne shipping services under long-term time charters with customers that we believe are creditworthy. Currently, our customers are Cosco Dalian, VL8 and SK Shipping.

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

Time Charters

A time charter is a contract for the use of a vessel for a fixed period of time at a specified daily rate. Under a time charter, the vessel owner provides crewing and other services related to the vessel’s operation, the cost of which is included in the daily rate and the customer is responsible for substantially all of the vessel voyage costs. Certain of the vessels in our fleet are hired out under time charters, and we intend to continue to hire out our vessels under time charters. The following discussion describes the material terms common to all of our time charters.

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

Oil Company Tanker Vetting Process

Traditionally, there have been relatively few charterers in the oil transportation business and that part of the industry has been undergoing consolidation. The so called “oil majors”, such as Exxon Mobil, BP, Royal Dutch

Shell, Chevron, ConocoPhillips and Total, together with a few smaller companies, represent a significant percentage of the production, trading and, especially, seaborne transportation of crude oil and refined petroleum products worldwide. Concerns about the environment have led oil majors to develop and implement a strict due diligence process, known as vetting, when selecting vessels and considering their managers. Vetting has evolved into a sophisticated and comprehensive assessment of both the vessel and the vessel manager. While numerous factors are considered and evaluated prior to a commercial decision, the oil majors, through their association, Oil Companies International Marine Forum (OCIMF), have developed two basic assessment tools: the Ship Inspection Report program, which is known as SIRE, and the Tanker Management & Self Assessment program, which is known as TMSA. The former is a physical ship inspection based upon a thorough vessel inspection questionnaire and performed by accredited OCIMF inspectors, resulting in a report being logged on SIRE, while the latter is a recent addition to the risk assessment tools used by the oil majors. Based upon commercial risk, there are three levels of assessment used by oil majors:

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

Crewing and Staff

The Manager crews its vessels primarily with Filipino and Indian officers and seamen. The Manager is responsible for selecting its Greek officers. For other nationalities, officers and seamen are referred to us by local crewing agencies. We require that all of its seamen have the qualifications and licenses required to comply with international regulations and shipping conventions.

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

The International Maritime Organization (“IMO”), has adopted a number of international conventions concerned with ship safety and with preventing, reducing or controlling pollution from ships. These fall into two main categories, consisting firstly of those concerned generally with ship safety standards, and secondly of those specifically concerned with measures to prevent pollution.

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

An amendment of SOLAS introduced the International Safety Management (“ISM”) Code, which has been effective since July 1998. Under the ISM Code the party with operational control of a vessel is required to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by the flag state for the vessel, under the ISM Code. Noncompliance with the ISM Code and other IMO regulations, such as the mandatory ship energy efficiency management plan (“SEEMP”) which is akin to a safety management plan and came into effect on January 1, 2013, may subject a ship owner to increased liability, may lead to decreases in available insurance coverage for affected vessels, and may result in the denial of access to, or detention in, some ports. For example, the United States Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in ports in the United States and European Union.

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

The revised Annex VI further allows for designation, in response to proposals from member parties, of Emission Control Areas (“ECAs”) that impose accelerated and/or more stringent requirements for control of sulfur oxide, particulate matter, and nitrogen oxide emissions. Thus far, ECAs have been formally adopted for the Baltic Sea area (limits SOx emissions only); the North Sea area including the English Channel (limiting SOx emissions only) and the North American ECA (which came into effect from August 1, 2012 limiting SOx, NOx and particulate matter emissions). In October 2016, the IMO approved the designation of the North Sea and Baltic Sea as ECAs for NOx under Annex VI as well, which is scheduled for adoption in 2017 and would take effect in January 2021. The United States Caribbean Sea ECA entered into force on January 1, 2013 and has been effective since January 1, 2014, limiting SOx, NOx and particulate matter emissions. For the currently-designated ECAs, much lower sulfur limits on fuel oil content are being phased in (0.1% from January 1, 2015).

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

In April 2018, the committee charged with creating the reduction strategy must finalize the initial draft of the strategy and submit a report to MEPC. In April 2007, the EU announced its plan to add vesselsto its emissions trading scheme. A proposal from the European Commission (“EC”) was expected if no global regime for reduction of seaborne emissions had been agreed by the end of 2011. As of January 31, 2013, the Commission stopped short of proposing that emissions from ships be included in the EU’s emissions-trading scheme (“ETS”). However, on October 1, 2012, it announced that it would propose measures to monitor, verify and report on greenhouse gas emissions from the shipping sector.

On June 28, 2013, the EC adopted a communication setting out a strategy for progressively including greenhouse gas emissions from maritime transport in the EU’s policy for reducing its overall GHG emissions. The first step proposed by the EC was an EU regulation (as defined below) to an EU-wide system for the monitoring, reporting and verification of carbon dioxide emissions from large ships starting in 2018. EU Regulation 2015/757 was adopted on April 29, 2015 and took effect on July 1, 2015, with monitoring, reporting and verification requirements beginning on January 1, 2018. This Regulation appears to be indicative of an intent to maintain pressure on the international negotiating process. The EC also adopted an Implementing Regulation, which entered into force in November 2016, setting templates for monitoring plans, emissions reports and compliance documents pursuant to Regulation 2015/757.

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

The BWM Convention entered into force on September 8, 2017. The BWM Convention requires ships to manage ballast water in a manner that removes, renders harmless or avoids the uptake or discharge of aquatic organisms and pathogens within ballast water and sediment. Recently updated Ballast Water and Sediment Management Plan guidance includes more robust testing and performance specifications. The entry of the BWM Convention and revised guidance will likely result in additional compliance costs.

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

Similarly, in response to the Deepwater Horizon incident, the EU has issued “Directive 2013/30/EU of the European Parliament and of the Council of June 12, 2013 on safety of offshore oil and gas operations.” The objective of this Directive is to reduce as far as possible the occurrence of major accidents relating to offshore oil and gas operations and to limit their consequences, thus increasing the protection of the marine environment and coastal economies against pollution, establishing minimum conditions for safe offshore exploration and exploitation of oil and gas and limiting possible disruptions to Union indigenous energy production, and to improve the response mechanisms in case of an accident. Member states had to implement the Directive by July 19, 2015. As far as the environment is concerned, the UK has various regulations such as: the Offshore Petroleum Activities (Offshore Safety Directive) (Environmental Functions) Regulations 2015 (OSDEF), the 2015 amendments to the Merchant Shipping (Oil Pollution Preparedness, Response and Cooperation Convention) Regulations 1998 (OPRC 1998) and other environmental Directive requirements, specifically the Environmental Management System. The Offshore Petroleum Licensing (Offshore Safety Directive) Regulations 2015 will implement the licensing Directive requirements.

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

The U.S. Coast Guard’s regulations concerning certificates of financial responsibility provide, in accordance with OPA, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility. If such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations, which had typically provided certificates of financial responsibility under pre-OPA laws, including the major protection and indemnity organizations, have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses. This requirement may have the effect of limiting the availability of the type of coverage required by the Coast Guard and could increase our costs of obtaining this insurance as well as the costs of our competitors that also require such coverage.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states’ environmental laws impose unlimited liability for oil spills. In some cases, states which have enacted such legislation have not yet issued implementing regulations defining vessels owners’ responsibilities under these laws.

The United States Clean Water Act (“CWA”) prohibits the discharge of oil or hazardous substances in U.S. navigable waters and imposes strict liability in the form of penalties for unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under CERCLA. The EPA regulates the discharge of ballast water and other substances incidental to the normal operation of vessels in U.S. waters using a Vessel General Permit (VGP) system pursuant to the CWA, in order to combat the risk of harmful organisms that can travel in ballast water carried from foreign ports and to minimize the risk of water pollution through numerous specified effluent streams incidental to the normal operation of vessels. Compliance with the conditions of the VGP is required for commercial vessels 79 feet in length or longer (other than commercial fishing vessels). On March 28, 2013 the EPA adopted the 2013 VGP which took effect on December 19, 2013. The 2013 VGP is valid for five years and expires at the end of 2018. The VGP imposes a numeric standard to control the release of non-indigenous invasive species in ballast water discharges. On October 5, 2015, the U.S. Court of Appeals for the Second Circuit found the EPA was arbitrary and capricious in issuing the ballast water provisions of the VGP, finding EPA failed to adequately explain why stricter technology-based effluent standards should not be applied. The court instructed EPA to reconsider these issues but held the 2013 VGP remains in effect until EPA addresses the issues. If EPA establishes more stringent numeric standards for ballast water discharges, we may incur costs to modify our vessels to comply with new standards. In addition, through the CWA certification provisions that allow U.S. states to place additional conditions on use of the VGP within state waters, a number of states have proposed or implemented a variety of stricter ballast water requirements including, in some states, specific treatment standards.

Because the VGP expires at the end of 2018, there may be new U.S. federal and state requirements that could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters. Coast Guard regulations require commercial ships operating in U.S. waters to manage ballast water by meeting certain requirements, which include using a U.S. type-approved Ballast Water Management System (“BWMS”), temporarily using a foreign-type BWMS that has been accepted by the Coast Guard, using ballast water obtained from a U.S. Public Water System, discharging ballast water into a shore-side facility or not discharging ballast water within 12 nautical miles. Vessel owners/operators may request an extension to the compliance deadline by showing that, despite all efforts, it cannot comply with one of the approved systems or compliance methods. There are numerous foreign-approved Ballast Water Treatment Systems (“BWTS”) in the Coast Guard’s list of approved Alternate Management Systems. Since December 2016, the Coast Guard has type approved Ballast Water Management System (“BWMS”), which claim to meet the range of requirements that most vessel owners and operators described in their extension requests in the past. Due to the increase in approvals, it will become more difficult to receive compliance extensions and thus could result in significant costs to install an approved BWTS. Failure to comply with U.S. ballast water regulations, including installation of BWTS by September 8, 2017, could result in civil or criminal fines or penalties.

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

In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, which imposes strict liability on shipowners for pollution damage in jurisdictional waters of ratifying states caused by discharges of “bunker oil.” The Bunker Convention defines “bunker oil” as “any hydrocarbon mineral oil, including lubricating oil, used or intended to be used for the operation or propulsion of the ship, and any residues of such oil.” The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended, or the 1976 Convention). The Bunker Convention entered into force on November 21, 2008, and as of August 23, 2017 had 86 contracting states. In other jurisdictions liability for spills or releases of oil from ships’ bunkers continues to be determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

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

If we were not able to satisfy the Publicly Traded Test for a taxable year, we expect that we would be able to satisfy the Qualified Shareholder Stock Ownership Test for such taxable year, provided that Qualified Shareholders own more than 50.0% of the value of our outstanding equity interests for at least half of the number of days in such year and provide us with certain information that we need in order to claim the benefits of the Qualified Shareholder Stock Ownership Test. Stock owned by another corporation meeting the Publicly Traded Test is treated as owned by a Qualified Shareholder for this purpose. In this regard, Navios Acquisition has represented that it presently meets the Publicly Traded Test and has agreed to provide the information described above. However, there can be no assurance that Navios Acquisition will own more than 50% of the value of our outstanding equity interests, continue to meet the Publicly Traded Test (for example, the delisting of the securities of Navios Acquisition from quotation on the NYSE could result in Navios Acquisition no longer meeting the Publicly Traded Test), or be able to provide the information we need to claim the benefits of the Section 883 Exemption under the Qualified Shareholder Ownership Test.

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

Any income we earn that is treated as Effectively Connected Income would be subject to U.S. federal corporate income tax (currently imposed at 21.0%) as well as 30.0% branch profits tax imposed under Section 884 of the Code. In addition, a 30.0% branch interest tax could be imposed on certain interest paid or deemed paid by us.

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

C. Organizational Structure

Please read Exhibit 8.1 to this Annual Report for a list of our significant subsidiaries as of December 31, 2017.

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

Navios Midstream was in compliance with the covenants set forth in the Term Loan B as of December 31, 2017.

As of December 31, 2017, a balance of $199.9 million was outstanding under the Term Loan B. The weighted average interest rate for the years ended December 31, 2017 and 2016 was 5.70% and 5.50%, respectively.

Fleet Development

The Company consists of the consolidation of the following entities:

		Country of Incorporation	Statement of Operations
Company Name	Vessel Name		2017	2016	2015
Navios Maritime Midstream Operating LLC	N/A	Marshall Islands	1/1—12/31	1/1—12/31	1/1—12/31
Navios Maritime Midstream Partners L.P.	N/A	Marshall Islands	1/1—12/31	1/1—12/31	1/1—12/31
Navios Maritime Midstream Finance (US) Inc.	N/A	Delaware	1/1—12/31	1/1—12/31	6/4—12/31
Shinyo Kannika Limited	Shinyo Kannika	Hong Kong	1/1—12/31	1/1—12/31	1/1—12/31
Shinyo Ocean Limited	Shinyo Ocean	Hong Kong	1/1—12/31	1/1—12/31	1/1—12/31
Shinyo Saowalak Limited	Shinyo Saowalak	British Virgin Is.	1/1—12/31	1/1—12/31	1/1—12/31
Shinyo Kieran Limited	Shinyo Kieran	British Virgin Is.	1/1—12/31	1/1—12/31	1/1—12/31
Shinyo Dream Limited	C. Dream	Hong Kong	1/1—12/31	1/1—12/31	6/18—12/31
Sikinos Shipping Corporation	Nave Celeste	Marshall Islands	1/1—12/31	1/1—12/31	6/18—12/31

Our Customers

We provide seaborne shipping services under contracts with customers that we believe are creditworthy.

Our major customers during 2017 were: Cosco Dalian and VL8. For the year ended December 31, 2017, these two customers accounted for 44.7% and 15.1%, respectively, of Navios Midstream’s revenue.

Our major customers during 2016 were: Cosco Dalian, Formosa Petrochemical and SK Shipping. For the year ended December 31, 2016, these three customers accounted for 70.6%, 15.7% and 13.7%, respectively, of Navios Midstream’s revenue.

Our major customers during 2015 were: Cosco Dalian and Formosa Petrochemical. For the year ended December 31, 2015, these two customers accounted for 75.6% and 18.3%, respectively, of Navios Midstream’s revenue.

No other customers accounted for 10% or more of total revenue for any of the years presented.

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

Administrative Services

On November 18, 2014, and in conjunction with the closing of the IPO, Navios Midstream entered into Administrative Services Agreement with the Manager, expiring on November 18, 2019, pursuant to which the Manager provides certain administrative management services to Navios Midstream which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. The Manager is reimbursed for reasonable costs and expenses which is based on a rate per day per vessel. Please read “Item 7.—Major Unitholders and Related Party Transactions.”

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

In addition to the factors discussed above, we believe certain specific factors will impact our consolidated results of operations. These factors include:

•	the charter hire earned by our vessels under our charters;

•	the length of time of the charters we are able to enter into;

•	our access to capital required to acquire additional vessels and/or to implement our business strategy;

•	our ability to sell vessels at prices we deem satisfactory;

•	our level of debt and the related interest expense and amortization of principal; and

•	the level of any distribution on our common units.

Please read “Risk Factors” for a discussion of certain risks inherent in our business.

A. Operating results

Year Ended December 31, 2017 Compared to the Year Ended December 31, 2016

The following table presents revenue and expense information for the years ended December 31, 2017 and 2016. This information was derived from the audited consolidated financial statements for the respective periods.

(in thousands of U.S. dollars)	Year ended December 31, 2017	Year ended December 31, 2016
Revenue	$83,052	$91,834
Time charter expenses	(1,198)	(1,466)
Direct vessel expenses	(3,919)	(3,093)
Management fees (entirely through related party transactions)	(20,805)	(20,862)
General and administrative expenses	(2,832)	(2,968)
Depreciation and amortization	(25,070)	(25,534)
Interest expenses and finance cost	(14,370)	(12,843)
Interest income	54	190
Other income	—	4
Other expense	(281)	(372)
Net income	$14,631	$24,890

Set forth below are selected historical and statistical data of our fleet for each of the years ended December 31, 2017 and 2016 that we believe may be useful in better understanding our fleet’s financial position and results of operations.

	Year Ended December 31, 2017 (unaudited)	Year Ended December 31, 2016 (unaudited)
FLEET DATA
Available days(1)	2,077	2,120
Operating days(2)	2,049	2,113
Fleet utilization(3)	98.6%	99.7%
Vessels operating at period end	6	6
AVERAGE DAILY RESULTS
Time Charter Equivalent per day(4)	$39,401	$42,625

(1)	Available days: total calendar days the vessels were in the Company’s possession for the relevant period after subtracting off-hire days associated with major repairs, drydocking or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues.
(2)	Operating days: the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.
(3)	Fleet utilization: the percentage of time that the Company’s vessels were available for generating revenue, determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels.
(4)	Time Charter Equivalent: (“TCE”): time charter revenues less time charter expenses during a relevant period divided by the number of available days during the period.

Revenue: Revenue for the year ended December 31, 2017 decreased by $8.8 million to $83.1 million, as compared to $91.8 million for the same period in 2016, mainly due to the decrease of profit share by $4.3 million as a result of prevailing market conditions and certain unscheduled off-hires among which was the prolonged drydock of one of our vessels. TCE was $39,401 for the year ended December 31, 2017 and $42,625 for the year ended December 31, 2016.

Time charter expenses: Time charter expenses for the year ended December 31, 2017 decreased by $0.3 million to $1.2 million, as compared to $1.5 million for the year ended December 31, 2016, mainly due to the reasons described above.

Direct vessel expenses: Direct vessel expenses, comprised of the amortization of dry dock and special survey costs, of certain vessels of our fleet and amounted to $3.9 million for the year ended December 31, 2017, as compared to $3.1 million for the year ended December 31, 2016.

Management fees: Management fees for the year ended December 31, 2017 decreased by $0.1 million to $20.8 million, as compared to $20.9 million for the year ended December 31, 2016.

General and administrative expenses: Total general and administrative expenses for the year ended December 31, 2017 decreased by $0.1 million to $2.8 million, as compared to $3.0 million for the year ended December 31, 2016 due to a $0.1 million decrease in legal and professional fees. The expenses charged by Navios Holdings for administrative services were $1.5 million for each of the years ended December 31, 2017 and December 31, 2016.

Depreciation and amortization: Depreciation and amortization for the year ended December 31, 2017 decreased by $0.5 million to $25.1 million, as compared to $25.5 million for the year ended December 31, 2016. In the first quarter of 2017 the intangible assets for two of our VLCCs were fully amortized. Depreciation of vessels is calculated using an estimated useful life of 25 years for the date the vessel was originally delivered from the shipyard. Intangible assets subject to amortization are amortized using the straight-line method over their estimated useful lives to their estimated residual value of zero. Intangible assets are amortized over the contract periods to 15.00 years at inception.

Interest expense and finance cost: Interest expense and finance cost for the year ended December 31, 2017 increased by $1.5 million to $14.4 million, as compared to $12.8 million for the year ended December 31, 2016 mainly due to $1.3 million write-off of deferred finance cost. As of December 31, 2017 and 2016, the outstanding weighted average loan balance was $201.1 million and $203.2 million, respectively, and the weighted average interest rate was 5.70% and 5.50% for each of the years ended as of December 31, 2017 and 2016, respectively.

Interest income: Interest income for the years ended December 31, 2017 and 2016 amounted to $0.1 million and $0.2 million, respectively.

Other expense: Other expense for the year ended December 31, 2017 amounted to $0.3 million compared to $0.4 million for the year ended December 31, 2016.

Year Ended December 31, 2016 Compared to the Year Ended December 31, 2015

The following table presents revenue and expense information for the years ended December 31, 2016 and 2015. This information was derived from the audited consolidated financial statements for the respective periods.

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

Depreciation and amortization: Depreciation and amortization for the year ended December 31, 2016 increased by $2.8 million to $25.5 million, as compared to $22.7 million for the year ended December 31, 2015 due to the acquisition of the Nave Celeste and the C. Dream in June 2015. Depreciation of a vessel is calculated using an estimated useful life of 25 years for the date the vessel was originally delivered from the shipyard. Intangible assets are amortized over the contract periods, to 15.00 years at inception.

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

B. Liquidity and Capital Resources

Our primary short-term liquidity needs are to fund general working capital requirements, dry docking expenditures, minimum cash balance maintenance as per our credit facility agreements and debt repayment, and other obligations from time to time, while our long-term liquidity needs primarily relate to expansion and investment capital expenditures and other maintenance capital expenditures and debt repayment. Expansion capital expenditures are primarily for the purchase or construction of vessels to the extent the expenditures increase the operating capacity of or revenue generated by our fleet, while maintenance capital expenditures primarily consist of dry docking expenditures and expenditures to replace vessels in order to maintain the operating capacity of or revenue generated by our fleet. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations, proceeds from asset sales and bank borrowings, which we believe will be sufficient to meet our existing short-term liquidity needs for the next 12 months. Generally, our long-term sources of funds will be from cash from operations, long-term bank borrowings and other debt or equity financings. We expect that we will rely upon cash from operations and upon external financing sources, including bank borrowings, to fund acquisitions, expansion and investment capital expenditures and other commitments we have entered into. We cannot assure you that we will be able to secure adequate financing or obtaining additional funds on favorable terms, to meet our liquidity needs.

In June 2015, the Company fully prepaid the outstanding balance under the loan facility with Credit Suisse, discussed below.

In June 2015, Navios Midstream exercised its option to acquire the shares of the vessel-owning subsidiaries of the Nave Celeste and the C. Dream from Navios Acquisition for an aggregate purchase price of $100.0 million. The aggregate purchase price consisted of the issuance of 1,592,920 Series A Units to Navios Acquisition and $73.0 million in cash consideration.

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

During 2016, Navios Midstream issued 333,103 common units and received net proceeds of $4.0 million after deducting fees and expenses of $0.4 million. In connection with the issuance of the common units, Navios Midstream issued 6,798 general partnership units to its general partner in order to maintain its 2.0% general partner interest. The net proceeds from the issuance of the general partnership units were $0.1 million.

During 2017, Navios Midstream issued 336,011 common units and received net proceeds of approximately $4.0 million. Pursuant to the issuance of the common units, Navios Midstream issued 6,858 general partnership units to its general partner in order to maintain its 2.0% general partner interest. The net proceeds from the issuance of the general partnership units were $0.1 million.

As of March 9, 2018, there were outstanding: 19,354,498 common units, no subordinated units, 1,592,920 Series A Units and 427,499 general partnership units.

Credit Facilities

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

Navios Midstream was in compliance with the covenants set forth in the Term Loan B as of December 31, 2017.

As of December 31, 2017, $199.9 million was outstanding under this facility.

The weighted average interest rate for the year ended December 31, 2017 was 5.70%.

Events of default under the Term Loan B include, among other things, the following:

•	failure to pay any principal, interest, fees, expenses or other amounts when due;

•	failure to observe any other agreement, security instrument, obligation or covenant beyond specified cure periods in certain cases;

•	default under other indebtedness;

•	an event of insolvency or bankruptcy;

•	failure to provide prompt notice of the occurrence of any default or event of default;

•	failure of any representation or warranty to be materially correct; and

•	a Change of Control, as defined in the Term Loan B, occurs.

Cash flows for the year ended December 31, 2017 compared to the year ended December 31, 2016:

The following table presents cash flow information for the years ended December 31, 2017 and 2016.

(in thousands of U.S. dollars)	Year Ended December 31, 2017	Year Ended December 31, 2016
Net cash provided by operating activities	$18,368	$49,738
Net cash used in investing activities	—	(500)
Net cash used in financing activities	(44,073)	(34,281)
(Decrease)/ increase in cash and cash equivalents	$(25,705)	$14,957

Cash provided by operating activities for the year ended December 31, 2017 compared to the year ended December 31, 2016:

Net cash provided by operating activities decreased by $31.4 million to $18.4 million for the year ended December 31, 2017 as compared to $49.7 million for the same period in 2016. The decrease is analyzed as follows:

The net income for the year ended December 31, 2017 was $14.6 million compared to $24.9 million for the year ended December 31, 2016. In determining net cash provided by operating activities for the year ended December 31, 2017, net income was adjusted for the effect of depreciation and amortization of $25.1 million, $2.7 million for amortization and write-off of deferred finance cost and discount and $3.9 million for the amortization of drydock and special survey costs. For the year ended December 31, 2016, net income was adjusted for the effect of depreciation and amortization of $25.5 million, $1.4 million for amortization and write-off of deferred finance cost and discount and $3.1 million for the amortization of drydock and special survey costs.

Amounts due from related parties increased by $17.8 million from $4.9 million for the year ended December 31, 2016 to $22.7 million for the year ended December 31, 2017, which mainly related to the backstop commitment from Navios Acquisition, as well as, payments of management fees and other expenses including dry docking expenses to Navios Holdings and its subsidiaries in accordance with our Management Agreement. See “Item 7.—Major Unitholders and Related Party Transactions.”

Accounts receivable increased by $0.1 million from $2.3 million for the year ended December 31, 2016, to $2.4 million for the year ended December 31, 2017 due to the increase in receivables from charterers.

Accounts payable decreased by $0.4 million from $2.4 million for the year ended December 31, 2016 to $2.0 million for the year ended December 31, 2017. This decrease was attributable to the decrease in brokers expenses and other payable.

Prepaid expenses and other current assets as of December 31, 2017 increased to $3.0 million from $1.2 million as of December 31, 2016. The increase was mainly due to working capital advances required under certain charter contracts, under the long-term assets.

Accrued expenses were $0.6 million for each of the years ended December 31, 2017 and 2016.

Deferred voyage revenue primarily relates to cash received from charterers prior to it being earned. These amounts are recognized as revenue over the voyage or charter period. Deferred voyage revenue amounted to $1.7 million and $2.5 million for the years ended December 31, 2017 and December 31, 2016, respectively.

Cash used in investing activities for the year ended December 31, 2017 as compared to the year ended December 31, 2016:

There was no net cash used in investing activities for the year ended December 31, 2017 as compared to $0.5 million for the same period in 2016.

Cash used in financing activities for the year ended December 31, 2017 as compared to the year ended December 31, 2016:

Net cash used in financing activities for the year ended December 31, 2017 was $44.1 million, compared to $34.3 million net cash used in financing activities for the year ended December 31, 2016. Net cash used in financing activities for the year ended December 31, 2017 primarily resulted from: (a) a $10.0 million increase in restricted cash; (b) $36.1 million of dividends paid; and (c) $2.1 million of loan repayments, partially mitigated by: (i) $4.0 million of proceeds from the issuance of common units; and (ii) $0.1 million proceeds from issuance of general partner units.

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

Amounts due from related parties as of December 31, 2016 and 2015 was $4.9 million and $2.8 million, respectively, mainly related to payment of management fees and other expenses for our vessels. See “Item 7.—Major Unitholders and Related Party Transactions.”

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

Net cash provided by financing activities for the year ended December 31, 2015 was $39.4 million, compared to $46.8 million for the year ended December 31, 2014. Net cash provided by financing activities for the year ended December 31, 2015 primarily resulted from: (a) $198.1 million proceeds from long term debt, net of deferred finance costs and discount; and (b) $0.6 million of proceeds from the issuance of general partner units, partially mitigated by: (i) $127.0 million of loan repayments; (ii) $3.3 million of IPO expenses paid; and (iii) $28.9 million of dividend paid.

Reconciliation of EBITDA to Net Cash from Operating Activities and Operating Surplus

	For the year ended December 31, 2017 (unaudited)	For the year ended December 31, 2016 (unaudited)	For year ended December 31, 2015 (unaudited)
Net cash provided by operating activities	$18,368	$49,738	$39,853
Net increase in operating assets	26,749	5,173	10,070
Net decrease in operating liabilities	1,180	13	4,113
Net interest cost	14,316	12,653	10,830
Amortization of deferred finance cost and bond premium	(2,677)	(1,407)	(2,676)
EBITDA	$57,936	$66,170	$62,190
Cash interest paid	(11,614)	(11,428)	(8,100)
Cash interest income	46	188	—
Maintenance and replacement capital expenditures	(9,844)	(14,321)	(11,684)
Operating Surplus	$36,524	$40,609	$42,406
Net cash provided by operating activities	$18,368	$49,738	$39,853
Net cash used in investing activities	$—	$(500)	$(72,252)
Net cash (used in)/ provided by financing activities	$(44,073)	$(34,281)	$39,356

EBITDA

EBITDA is a non-U.S. GAAP financial measure and should not be used in isolation or as substitution for Navios Midstream’s results calculated in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

EBITDA represents net income before interest and finance costs, before depreciation and amortization and income taxes. We use EBITDA as a liquidity measure and reconcile EBITDA to net cash provided by/ (used in) operating activities, the most comparable liquidity measure in accordance with U.S. GAAP. EBITDA in this document is calculated as follows: net cash provided by/(used in) operating activities adding back, when applicable and as the case may be, the effect of (i) net increase/(decrease) in operating assets; (ii) net (increase)/decrease in operating liabilities; (iii) net interest cost; (iv) amortization of deferred finance charges and other related expenses; (v) provision for losses on accounts receivable; (vi) equity in affiliates, net of dividends received; (vii) payments for drydock and special survey costs; (viii) gain/(loss) on sale of assets/subsidiaries; and (ix) impairment charges. Navios Midstream believes that EBITDA is the basis upon which liquidity can be assessed and presents useful information to investors regarding Navios Midstream’s ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and make cash distributions. Navios Midstream also believes that EBITDA is used: (i) by potential lenders to evaluate potential transactions; (ii) to evaluate and price potential acquisition candidates; and (iii) by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for the analysis of Navios Midstream’s results as reported under U.S. GAAP. Some of these limitations are: (i) EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future. EBITDA does not reflect any cash requirements for such capital expenditures. As a result these limitations, EBITDA should not be considered as a principal indicator of Navios Midstream’s performance. Furthermore, our calculation of EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

EBITDA decreased by $8.2 million to $57.9 million for the year ended December 31, 2017, as compared to $66.2 million for the same period in 2016. The decrease in EBITDA was mainly due to an $8.8 million decrease in revenue and was partially mitigated by a: (a) $0.3 million decrease in time charter expenses; (b) $0.1 million decrease in general and administrative expenses; (c) $0.1 million decrease in management fees; and (d) $0.1 million decrease in other expense.

EBITDA increased by $4.0 million to $66.2 million for the year ended December 31, 2016, as compared to $62.2 million for the same period in 2015. The increase in EBITDA was mainly due to an $8.5 million increase in revenue and was partially mitigated by a: (a) $3.7 million increase in management fees and in general and administrative expenses, mainly due to the acquisition of the Nave Celeste and the C. Dream in June 2015; (b) $0.4 million increase in time charter expenses; (c) $0.3 million increase in other expense; and (d) $0.1 million decrease in other income.

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

Borrowings

Navios Midstream’s long-term third party borrowings are reflected in its balance sheet as “Long-term debt, net of deferred finance costs and discount”. As of December 31, 2017, the loan balance outstanding amounted to $199.9 million under the Term Loan B, discussed above. As of December 31, 2016, the loan balance outstanding amounted to $201.9 million under the Term Loan B, discussed above. The current portion of long-term debt amounted to $2.1 million for each of the years ended December 31, 2017 and 2016.

Capital Expenditures

Maintenance for our vessels and expenses related to drydocking are paid to our Manager at cost under the Management Agreement with Navios Acquisition. Under the terms of our existing Management Agreement with the Manager, we pay a daily fee of $9,500 for commercial and technical management services. This fixed fee covers vessel operating expenses, which include crewing, repairs and maintenance and insurance. Drydocking and special survey are paid to the Manager at cost. The Manager is directly responsible for providing all of these items and services. Please read “Item 7.—Major Unitholders and Related Party Transactions.” The charterer generally pays the voyage expenses, which include all expenses relating to particular voyages, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. The term of the Management Agreement will expire on November 2019 and the daily management fee is fixed until December 2018. During that remaining term of the Management Agreement, we expect to reimburse the Manager for all of the actual operating costs and expenses it incurs in connection with the management of our fleet.

Maintenance and Replacement Capital Expenditures.

Our partnership agreement requires our board of directors to deduct from operating surplus each quarter estimated maintenance and replacement capital expenditures, as opposed to actual maintenance and replacement capital expenditures, in order to reduce disparities in operating surplus caused by fluctuating maintenance and replacement capital expenditures, such as drydocking and vessel replacement. The actual cost of replacing the vessels in our fleet will depend on a number of factors, including prevailing market conditions, hire rates and the availability and cost of financing at the time of replacement. Our board of directors, with the concurrence of the conflicts committee, may determine that one or more of our assumptions should be revised, which could cause our board of directors to increase the amount of estimated maintenance and replacement capital expenditures. We may elect to finance some or all of our maintenance and replacement capital expenditures through the issuance of additional common units, which could be dilutive to our existing unitholders. We must make substantial capital expenditures to maintain the operating capacity of our fleet, which will reduce cash available for distribution. In addition, each quarter we are required to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available to unitholders than if actual maintenance and replacement capital expenditures were deducted.

Maintenance Capital Expenditures. Our annual drydocking capital expenditure reserve for the year ended December 31, 2017 was $1.7 million. The amount of estimated maintenance capital expenditures attributable to future drydocking and special survey was based on certain assumptions and estimates regarding the remaining useful lives of the vessels, a relative net investment rate, and the market costs of drydocking and special survey.

Replacement Capital Expenditures. Our annual estimated replacement capital expenditures for maintenance and replacement capital expenditures was $8.1 million for the year ended December 31, 2017, for replacing vessels at the end of their useful lives. The amount for estimated replacement capital expenditures attributable to future vessel replacement was based on assumptions and estimates regarding the remaining useful lives of the vessels, a relative net investment rate, vessel replacement values based on current market conditions and residual value of the vessels at the end of their useful lives based on current steel prices.

Possible Acquisitions of Other Vessels

We hold options to acquire up to three VLCCs, from Navios Acquisition at fair market value. In addition, we have the opportunity to purchase additional vessels from Navios Acquisition pursuant to the right of first offer given in connection with our omnibus agreement.

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

F. Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as of December 31, 2017:

	Payments due by period (Unaudited)
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(In thousands of U.S. dollars)
Loan obligations(1), (2)	$2,050	$197,825	$—	$—	$199,875
Total contractual obligations	$2,050	$197,825	$—	$—	$199,875

(1)	The amount identified does not include interest costs associated with the outstanding Term Loan B, which are based on LIBOR, plus the costs of complying with any applicable regulatory requirements and a margin of 4.50% per annum.
(2)	The amount identified excludes the discount associated with the outstanding Term Loan B.

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

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. For a description of all of our significant accounting policies, see Note 2 to the Notes to the consolidated financial statements, included herein.

Fair Value of Vessels: As of December 31, 2017, we owned and operated a fleet of six vessels, with an aggregate carrying value of $391.4 million, including the unamortized portion of deferred drydock and special survey costs related to the vessel and the carrying value of existing time charters on its fleet of vessels. On a vessel-by-vessel basis, as of December 31, 2017, the carrying value of the six vessels (including the unamortized portion of deferred drydock and special survey costs related to the vessel and the carrying value of the time charter, if any, on the specified vessel) exceeds the estimated fair value of those same vessels (including the estimated fair value of the time charter, if any, on the specified vessel) by approximately $104.9 million in the aggregate (the unrealized loss).

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

A vessel-by-vessel summary as of December 31, 2017, follows (with an * indicating those individual vessels whose carrying value exceeds its estimated fair value, including the unamortized portion of deferred drydock and special survey costs related to the vessel and the related time charter, if any):

Vessel name	Date of Acquisition	Purchase Price (1)	Carrying Value as of December 31, 2017 (1)
	(In millions of U.S. dollars)
Shinyo Kannika	18/11/2014	$61.0	$49.0	*
Shinyo Kieran	18/11/2014	120.6	105.2	*
Shinyo Ocean	18/11/2014	60.5	48.2	*
Shinyo Saowalak	18/11/2014	114.2	97.7	*
C. Dream	18/06/2015	41.9	41.6	*
Nave Celeste	18/06/2015	58.0	49.7	*
		$456.2	$391.4

(1)	All amounts include related time charter, if any.

Although the aforementioned excess of carrying value over fair value represents an estimate of the loss that Navios Midstream would sustain on a hypothetical disposition of those vessels as of December 31, 2017, the recognition of the unrealized loss absent a disposition (i.e. as an impairment) would require, among other things, that a triggering event had occurred and that the undiscounted cash flows attributable to the vessel are also less than the carrying value of the vessel (including the unamortized portion of deferred drydock and special survey costs related to the vessel and the carrying value of the time charter, if any, on the specified vessel).

Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to, future drydock dates, the selection of useful lives and residual values for tangible assets, and vessels’ fair value upon initial recognition, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes, and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

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

Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. Management estimates the residual values of our tanker vessels based on a scrap value cost of steel times the weight of the ship noted in lightweight ton (“LWT”). Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revisions of residual values affect the depreciable amount of the vessels and affects depreciation expense in the period of the revision and future periods. The management after considering current market trends for scrap rates and 10-year average historical scrap rates of the residual values of the Company’s vessels, estimates scrap value at a rate of $360 per LWT. Management estimates the useful life of our vessels to be 25 years from the vessel’s original construction.

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

During the fourth quarter of fiscal 2017, management concluded that, market rates decreased during the year and events occurred and circumstances had changed, over previous years, which indicated the potential impairment of Navios Midstream’s long-lived assets may exist. These indicators included continued volatility in the charter market and the related impact of the tanker sector has on management’s expectation for future revenues. As a result, an impairment assessment of long-lived assets or identified asset groups was performed.

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

	December 31, 2017		December 31, 2016
	Number of vessels(*)	Amount (U.S. millions)(**)	Number of vessels(*)	Amount (U.S. millions)(**)
5-year historical average rate	—	—	—	—
3-year historical average rate	—	—	—	—
1-year historical average rate	—	—	—	—

(*)	Number of vessels the carrying value of which would not have been recovered.
(**)	Aggregate carrying value that exceeds the estimated fair value (the unrealized loss).

In connection with its impairment testing on its vessels as of December 31, 2017, the Company performs sensitivity analysis on the most sensitive and/or subjective assumptions that have the potential to affect the outcome of the test, principally the projected charter rate used to forecast future cash flow for unfixed days. In that regard, there would continue to be no impairment required to be recognized on any of the Company’s vessels when assuming a decline in the 10-year average (of the one-year charter rate for similar vessels), which is the rate that the Group uses to forecast future cash flow for unfixed days, ranging from 36.0% to 70.0% (depending on the vessel).

In addition, the Company compared the 10-year historical average (of the one-year charter rate for similar vessels) of $35,813 per day with historical rates for five-year historical average of the one-year charter rate (for similar vessels) of $32,028 per day, with historical rates for three-year historical average of the one-year charter rate (for similar vessels) of $37,362 per day and one-year charters (for similar vessels) of $27,084 per day. A comparison of the 10-year historical average (of the one-year charter rate) and the current rates for five-year, three-year and one-year historical average rates (of the one year charter rates for similar vessels) follows (as of December 31, 2017):

	Historical Average of One-year Charter Rates (over Various Periods) vs. the 10-year Historical Average (of the One-Year Charter Rate)
	5-Year Average	3-Year Average	1-Year Average
	(% below the 10-year average)
VLCCs	(10.6)%	4.3%	(24.4)%

As disclosed elsewhere, the fleet includes six vessels for which the carrying value (including the unamortized portion of deferred drydock and special survey costs related to the vessel and the carrying value of the time charter, if any, on the specified vessel) exceeds the estimated fair value of those same vessels (including the estimated fair value of the time charter, if any, on the specified vessel) by approximately $104.9 million in the aggregate (the unrealized loss). If testing for impairment using historical rates for five-year, three-year and one-year charters historical average (of the one-year charter rate for similar vessels) in lieu of the 10-year historical average (of the one-year charter rate for similar vessels), the Company estimates that none of its vessels, respectively, would have carrying values in excess of their projected undiscounted future cash flows.

The assessment concluded that step two of the impairment analysis was not required and no impairment of vessels and related intangible assets existed as of December 31, 2017 and 2016, as the undiscounted projected net operating cash flows exceeded the carrying value.

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

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09 “Revenue from Contracts with Customers” clarifying the method used to determine the timing and requirements for revenue recognition on the statements of income. Under the new standard, an entity must identify the performance obligations in a contract, the transaction price and allocate the price to specific performance obligations to recognize the revenue when the obligation is completed. The amendments in this update also require disclosure of sufficient information to allow users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts. The standard will be effective for public entities for annual reporting periods beginning after December 15, 2017 and interim periods therein. The new revenue standard may be applied using either of the following transition methods: (1) a full retrospective approach reflecting the application of the standard in each prior reporting period with the option to elect certain practical expedients, or (2) a modified retrospective approach with the cumulative effect of initially adopting the standard recognized at the date of adoption (which includes additional footnote disclosures). The Company will adopt the standard as of January 1, 2018 and is expecting that the adoption will not have a material effect on its consolidated financial statements, other than additional revenue disclosures in the notes to the consolidated financial statements, or the presentation of the consolidated financial statements, since the Company has chartered its vessels under time charter agreements, and in this respect revenue is accounted under the leases standard.

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

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

Set forth below are the names, ages and positions of our directors and executive officers.

Name	Age	Position
Angeliki Frangou	52	Chairman of the Board of Directors and Chief Executive Officer
Erifili Tsironi	43	Chief Financial Officer
Efstratios Desypris	44	Senior Vice President—Business Development and Director
Vasiliki Papaefthymiou	48	Secretary
Shunji Sasada	59	Director
Alexander Kalafatides	53	Director
Christos Kokkinis	66	Director
Stefan Kuch	63	Director
Vasilios Mouyis	54	Director

Biographical information with respect to each of our current directors and our executive officers is set forth below. The business address for our directors and executive officers is 7 Avenue de Grande Bretagne, Office 11B2, Monte Carlo, Monaco.

Angeliki Frangou has been our Chairman of the Board of Directors and Chief Executive Officer since our inception. Ms. Frangou has also been Chairman and Chief Executive Officer of Navios Maritime Holdings (NYSE: NM) since August 2005. In addition, Ms. Frangou has been the Chairman and Chief Executive Officer of Navios Maritime Partners L.P. (NYSE: NMM), an affiliated limited partnership, since August 2007 the Chief Executive Officer of Navios Maritime Acquisition Corporation (NYSE: NNA), an affiliated corporation, since March 2008, and the Chairman and Chief Executive Officer of Navios Maritime Containers Inc (N-OTC: NMCI), an affiliated corporation since April, 2017. Ms. Frangou has been the Chairman of the Board of Directors of Navios South American Logistics Inc. since its inception in December 2007. Previously,

Ms. Frangou served as Chairman, Chief Executive Officer and President of International Shipping Enterprises Inc., which acquired Navios Holdings. From 1990 until August 2005, Ms. Frangou was the Chief Executive Officer of Maritime Enterprises Management S.A. and its predecessor company, which specialized in the management of dry cargo vessels. Ms. Frangou is the Chairman of IRF European Finance Investments Ltd., listed on the SFM of the London Stock Exchange. Ms. Frangou is Member of the Board of the United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited, Vice Chairman of China Classification Society Mediterranean Committee, a member of the International General Committee and of the Hellenic and Black Sea Committee of Bureau Veritas, as well as a member of Greek Committee of Nippon Kaiji Kyokai. Since March 2016, Ms. Frangou has been a Member of the DNV GL Greek National Committee. Since May 2014, Ms. Frangou has been a Member of the Board of The Hellenic Mutual War Risks Association (Bermuda) Limited. Since February 2015, Ms. Frangou has been a Member of the Board of the Union of Greek Shipowners. Since October 2015, Ms. Frangou has been a Member of the Board of Trustees of Fairleigh Dickinson University. Since July 2013, Ms. Frangou has been a Member of the Board of Visitors of the Columbia University School of Engineering and Applied Science. Ms. Frangou received a bachelor’s degree in mechanical engineering, summa cum laude, from Fairleigh Dickinson University and a master’s degree in mechanical engineering from Columbia University.

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

Vasiliki Papaefthymiou has been our Secretary since our inception. She has been Executive Vice President—Legal and a member of Navios Maritime Holdings’ board of directors since its inception, and prior to that was a member of the board of directors of ISE. Ms. Papaefthymiou has also held various officer and director positions at Navios Maritime Acquisition, Navios Maritime Partners, Navios Maritime Containers Inc. and Navios South American Logistics. Ms. Papaefthymiou has also served as General Counsel for Maritime Enterprises Management S.A. since October 2001, where she has advised the company on shipping, corporate and finance legal matters. Ms. Papaefthymiou provided similar services as General Counsel to Franser Shipping from October 1991 to September 2001. Ms. Papaefthymiou received her undergraduate degree from the Law School of the University of Athens and a master’s degree in maritime law from Southampton University in the United Kingdom. Ms. Papaefthymiou is admitted to practice law before the Bar in Piraeus, Greece.

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

Christos Kokkinis has been a member of our board of directors since our inception. Mr. Kokkinis has over 34 years of experience in ship finance and he is currently an independent consultant on shipping financial matters, and a Board member of the Onassis Cardial Surgery Center. He spent 19 years at Alpha Bank, having established and served as the Head of the Shipping Division since 1997. Previously, he served in Citibank Shipping Bank S.A. from where he left as Vice President to join ABN AMRO Bank, where he held the position of the Manager of Shipping Finance from 1991 until 1997. Mr. Kokkinis holds a bachelor’s degree from the Law School of the University of Athens and a M.B.A. in finance and international business from Rutgers University.

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

For the year ended December 31, 2017 and for the year ended December 31, 2016 no amounts were paid to the general partner.

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

For the year ended December 31, 2017, the fee charged by the Manager for administrative expenses was $1.5 million.

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

For the year ended December 31, 2017, the aggregate compensation paid to our current executive officers was approximately $0.4 million.

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

Our board of directors consists of seven members, three persons who are appointed by our general partner in its sole discretion and four who are elected by the common unitholders. Directors appointed by our general partner will serve as directors for terms determined by our general partner. Directors elected by our common unitholders are divided into three classes serving staggered three-year terms. One of the four directors elected by our common unitholders in our 2015 annual meeting of unitholders was designated as our Class III elected director and will serve until our annual meeting of unitholders in 2018; one director elected by our common unitholders was designated as the Class I elected director and will serve until our annual meeting of unitholders in 2019 as the term was renewed for three years during our 2016 annual meeting of unitholders; and the remaining two directors elected by our common unitholders were designated as the Class II elected directors and will serve until our annual meeting of unitholders in 2020 as the term was renewed for three years during our 2017 annual meeting of unitholders. At each subsequent annual meeting of unitholders, directors will be elected to succeed the class of directors whose terms have expired by a plurality of the votes of the common unitholders. Directors elected by our common unitholders will be nominated by the board of directors or by any limited partner or group of limited partners that holds at least 10% of the outstanding common units. We will have a conflicts committee consisting of three independent directors that will be available at the board’s discretion to review matters involving potential conflicts of interest.

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

In addition, we have an audit committee of three independent directors. Our audit committee is comprised of Stefan Kuch, Christos Kokkinis and Vasilios Mouyis, who acts as Chairman. Mr. Mouyis qualifies as an “audit committee financial expert” for purposes of SEC rules and regulations. The audit committee, among other things, reviews our external financial reporting, engage our external auditors and oversee our internal audit activities and procedures and the adequacy of our internal accounting controls.

Employees of the Manager, a subsidiary of Navios Holdings, provide assistance to us and our operating subsidiaries pursuant to the Management Agreement and the Administrative Services Agreement.

Our Chief Executive Officer, Ms. Angeliki Frangou, allocates her time between managing our business and affairs and the business and affairs of Navios Acquisition, Navios Holdings, Navios Partners and Navios Containers. While the amount of time she will allocate between our business and the businesses of Navios Acquisition will vary from time to time depending on various circumstances and the respective needs of the businesses, such as their relative levels of strategic activities, we anticipate she will allocate approximately one-quarter of her time to our business.

Our officers and the other individuals providing services to us or our subsidiaries may face a conflict regarding the allocation of their time between our business and the other business interests of Navios

Acquisition, Navios Holdings, Navios Partners and Navios Containers. We intend to cause our officers to devote as much time to the management of our business and affairs as is necessary for the proper conduct of our business and affairs.

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

E. Unit Ownership

Identity of Person or Group

As of March 9, 2018, our officers and directors, identified in the table below, did not beneficially own any common units or Series A Units. The information is not necessarily indicative of beneficial ownership for any other purposes. Under SEC rules, a person or entity beneficially owns any units that the person or entity has the right to acquire as of May 8, 2018 (60 days after March 9, 2018) through the exercise of any unit option or other right. As of March 9, 2018, there were 21,374,917 units outstanding, representing all outstanding common units (19,354,498), subordinated series A units (1,592,920) and general partner units (427,499).

	Common and Series A Owned	Percentage of Common and Series A Units Owned
Angeliki Frangou	—	—
Erifili Tsironi	—	—
Efstratios Desypris	—	—
Vasiliki Papaefthymiou	—	—
Shunji Sasada	—	—
Alexander Kalafatides	—	—
Christos Kokkinis	—	—
Stefan Kuch	—	—
Vasilios Mouyis	—	—

Item 7.	Major Unitholders and Related Party Transactions

A. Major Unitholders

The following table sets forth the beneficial ownership as of March 9, 2018, of our common units and Series A Units by each person we know to beneficially own more than 5% of the common units or Series A Units. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person beneficially owns any units as to which the person has or shares voting or investment power. In addition, a person beneficially owns any units that the person or entity has the right to acquire as of May 8, 2018 (60 days after March 9, 2018) through the exercise of any unit option or other right. The percentage disclosed under “Percentage of Total Common and Series A Units Beneficially Owned” is based on 21,374,917 units, representing all outstanding common units (19,354,498), Series A units (1,592,920) and the general partner units (427,499).

Name of Beneficial Owner	Common Units Beneficially Owned		Units Beneficially Owned		Percentage of Total Common and Series A Units Beneficially Owned (1)
	Number	Percentage	Number	Percentage
Navios Maritime Acquisition Corporation(1)(2)	10,585,384	54.7%	1,592,920	100.0%	57.0%
Advisory Research Inc.(3)	1,639,000	8.5%	—	—	7.8%
All directors and executive officers as a group (nine persons)	—	—	—	—	—

(1)	Excludes the 2.0% general partner interest held by our general partner, a wholly owned subsidiary of Navios Acquisition.

(2)	Navios Acquisition is a public company controlled by its board of directors, which consists of the following seven members: Angeliki Frangou, Ted C. Petrone, Nikolaos Veraros, Eleni Warren, Brigitte Noury, Anna Kalathakis and George Galatis.
(3)	Based on Schedule 13G/A filed on February 14, 2018 with the SEC and reported units owned by the Piper Jaffray Companies, Advisory Research, Inc. and Nuveen Energy MLP Total Return Fund.

B. Related Party Transactions

Navios Acquisition, the sole member of our general partner, currently owns 10,585,384 common units and 1,592,920 subordinated Series A units representing a 57.0% interest in us based on all outstanding common, subordinated Series A units and general partner units. In addition, our General Partner owns all of the 427,499 general partner units representing a 2.0% general partnership interest in us and all of the incentive distribution rights. Navios Acquisition’s ability, as sole member of our general partner, to control the appointment of three of the seven members of our board of directors and to approve certain significant actions we may take, means that Navios Acquisition, together with its affiliates, have the ability to exercise influence regarding our management.

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

The term of the management will expire in November 2019, with respect to each vessel in our fleet. Pursuant to the terms of the Management Agreement as amended in October 2016, we pay the Manager a fixed daily fee of $9,500 per VLCC vessel until December 2018. This fixed daily fee covers all of our vessel operating expenses, other than certain extraordinary fees and costs. Drydocking and special survey are paid to the Manager at cost. During the remaining term of the Management Agreement, we expect to reimburse the Manager for all of the actual operating costs and expenses it incurs in connection with the management of our fleet. Actual operating costs and expenses will be determined in a manner consistent with how the initial $9,500 fixed fees were determined.

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

Share Purchase Agreement

At the closing of the IPO, we entered into a share purchase agreement with Aegean Sea Maritime Holdings Inc., a wholly-owned subsidiary of Navios Acquisition pursuant to which we have the option to purchase for a period of two years from the closing of the offering its interests in the subsidiaries that own the seven option vessels and their related charters. Pursuant to an amendment dated October 25, 2016, Navios Acquisition extended the options of three vessels for an additional two-year period expiring on November 18, 2018.

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

Other Related Party Transactions

Management fees:

On November 18, 2014, the Company entered into a Management Agreement with the Manager, a wholly-owned subsidiary of Navios Holdings, pursuant to which the Manager provides commercial and technical management services to Navios Midstream’s vessels for a daily fee of $9,500 per VLCC tanker vessel that was originally fixed for the first two years.

In October 2016, Navios Midstream amended its existing Management Agreement with the Manager to extend the fixed fee period for commercial and technical management services of its fleet, until December 31, 2018 at the current rate of $9,500 per day per VLCC. Dry docking expenses are reimbursed at cost for all vessels.

Total management fees for each of the years ended December 31, 2017, 2016 and 2015 amounted to $20.8 million, $20.9 million and $17.6 million, respectively.

General and administrative expenses:

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

Total general and administrative expenses for the years ended December 31, 2017, 2016 and 2015 amounted to $2.8 million, $3.0 million and $2.5 million, respectively. For the years ended December 31, 2017, 2016 and 2015, the expense arising from the administrative services rendered by the Manager to the Company’s vessels were $1.5 million, $1.5 million and $1.0 million, respectively.

Balances due from related parties: Balance due from related parties as of December 31, 2017 and December 31, 2016, were $22.7 million and $4.9 million, respectively, and included the current and non-current amounts mainly due from Navios Holdings and Navios Acquisition and its subsidiaries. Amounts due from related parties mainly consisted of the backstop commitment from Navios Acquisition (see paragraph below in current note), as well as special survey and dry docking expenses for certain vessels of our fleet, and management fees in accordance with the Management Agreement.

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

Navios Midstream entered into an omnibus agreement with Navios Containers, Navios Acquisition, Navios Holdings and Navios Partners, pursuant to which Navios Acquisition, Navios Holdings, Navios Partners and Navios Midstream have granted to Navios Containers a right of first refusal over any container vessels to be sold or acquired in the future. The omnibus agreement contains significant exceptions that will allow Navios Acquisition, Navios Holdings, Navios Partners and Navios Midstream to compete with Navios Containers under specified circumstances.

Backstop Agreements: On November 18, 2014, Navios Acquisition entered into backstop agreements with Navios Midstream. In accordance with the terms of the backstop agreements, Navios Acquisition has provided a backstop commitment at a net rate of $35,000 per day for the Nave Celeste, $38,400 per day for the Shinyo Ocean and $38,025 per day for the Shinyo Kannika. The backstop rates apply for a two-year period as of the redelivery of each of the vessels from its original charterer, if the actual rates achieved are below the agreed backstop rates for each of the vessels. As of December 31, 2017, backstop revenue amounted to $16.4 million ($0 for 2016) and is included in the balance due from related parties (see paragraph above in current note).

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

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly distributions from us. Our distribution policy is subject to certain restrictions and may be changed at any time, including:

•	Our unitholders have no contractual or other legal right to receive distributions other than the obligation under our partnership agreement to distribute available cash on a quarterly basis, which is subject to the broad discretion of our board of directors to establish reserves and other limitations.

•	While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions requiring us to make cash distributions contained therein, may be amended. During the subordination period which expired in November 2017, with certain exceptions, our partnership agreement could not have been amended without the approval of non-affiliated common unitholders, however, after the expiration of the subordination period our partnership agreement can be amended with the approval of a majority of the outstanding common units. Currently, Navios Acquisition owns 54.7% of our outstanding common units and 100.0% of our outstanding Series A units.

•	Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement.

•	Under Section 51 of the Marshall Islands Limited Partnership Act, we may not make a distribution to our unitholoders if the distribution would cause our liabilities to exceed the fair value of our assets.

•	We may lack sufficient cash to pay distributions to our unitholders due to decreases in net revenues or increases in operating expenses, principal and interest payments on outstanding debt, tax expenses, working capital requirements, maintenance and replacement capital expenditures or anticipated cash needs.

•	Our distribution policy will be affected by restrictions on distributions under our credit facility. Specifically, our credit facility contains material financial tests that must be satisfied and we will not pay any distributions that will cause us to violate our credit facility or other debt instruments. Should we be unable to satisfy these restrictions included in the credit facility or if we are otherwise in default under our credit facility, our ability to make cash distributions to you, notwithstanding our cash distribution policy, would be materially adversely affected.

•	If we make distributions out of capital surplus, as opposed to operating surplus, such distributions will constitute a return of capital and will result in a reduction in the minimum quarterly distribution and the target distribution levels. We do not anticipate that we will make any distributions from capital surplus.

Our ability to make distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, the provisions of existing and future indebtedness, applicable partnership and limited liability company laws and other laws and regulations.

Minimum Quarterly Distributions

Consistent with the terms of our partnership agreement, the amount of the minimum quarterly distribution is $0.4125 per unit, or $1.65 per unit per year.

Beginning with the quarter ending December 31, 2014, we distributed, within 45 days after the end of each quarter, all of our available cash to unitholders of record on the applicable record date. We cannot guarantee that we will pay the minimum quarterly distribution or any amount on the common units in any quarter.

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

On April 24, 2017, the Company’s Board of Directors of Navios Midstream authorized its quarterly cash distribution for the three month period ended March 31, 2017 of $0.4225 per unit. The distribution was paid on May 11, 2017 to all holders of record of common, subordinated, subordinated Series A units and general partner units on May 5, 2017. The aggregate amount of the distribution paid was $9.0 million.

On July 20, 2017, the Company’s Board of Directors of Navios Midstream authorized its quarterly cash distribution for the three month period ended June 30, 2017 of $0.4225 per unit. The distribution was paid on August 11, 2017 to all holders of record of common units, subordinated units, subordinated Series A units and general partner units on August 8, 2017. The aggregate amount of the distribution paid was $9.0 million.

On October 17, 2017, the Company’s Board of Directors of Navios Midstream authorized its quarterly cash distribution for the three month period ended September 30, 2017 of $0.4225 per unit. The distribution was paid on November 14, 2017 to all holders of record common units, subordinated units, subordinated Series A units and general partner units on November 10, 2017. The aggregate amount of the distribution paid was $9.0 million.

On January 22, 2018, the Board of Directors authorized its quarterly cash distribution for the three month period ended December 31, 2017 of $0.4225 per unit. The distribution was paid on February 14, 2018 to all holders of record of common, subordinated Series A units and general partner units on February 9, 2018. The aggregate amount of the distribution paid was $9.0 million.

Subordination period

During the subordination period the common units had the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.4125 per unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters (of which there were none), before any distributions of available cash from operating surplus could have been made on the subordinated units. Distribution arrearages did not accrue on the subordinated units. The purpose of the subordinated units was to increase the likelihood that during the subordination period there would be available cash to be distributed on the common units. The subordination period expired in November 2017.

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

On November 16, 2017, the subordination period, as defined in the limited partnership agreement of Navios Midstream expired, resulting in the conversion of the 9,342,692 subordinated units into common units. Any future cash distributions will be made in accordance with the terms in the limited partnership agreement applicable to the periods following the subordination period.

B. Significant Changes

No significant changes have occurred since the date of the annual financial statements included herein.

Item 9.	The Offer and Listing

Our common units are traded on the New York Stock Exchange (or NYSE) under the symbol “NAP”. The following table sets forth the high and low closing sales prices for our common units on the NYSE for each of the periods indicated:

	Price Range
	High	Low
Year Ended:
December 31, 2017	$12.48	$7.00
December 31, 2016	$14.04	$6.77
December 31, 2015	$17.70	$9.84
December 31, 2014	$14.25	$11.50
December 31, 2013	$—	$—
Quarter Ended:
December 31, 2017	$9.63	$7.44
September 30, 2017	$10.62	$7.00
June 30, 2017	$12.15	$9.65
March 31, 2017	$12.48	$10.30
December 31, 2016	$12.52	$9.67
September 30, 2016	$14.04	$10.16
June 30, 2016	$13.31	$9.90
March 31, 2016	$12.30	$6.77
Month Ended:
March 31, 2018 (through March 8, 2018)	$9.65	$9.18
February 28, 2018	$10.11	$8.78
January 31, 2018	$10.32	$9.47
December 31, 2017	$9.63	$7.61
November 30, 2017	$9.53	$7.64
October 31, 2017	$9.62	$7.44
September 30, 2017	$7.51	$7.00

Item 10.	Additional Information

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

•	Facility Agreement for up to $126.0 million term loan facility, by and between Navios Midstream, and Credit Suisse AG, dated November 13, 2014. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Omnibus Agreement, dated as of November 18, 2014, among Navios Holdings, Navios Acquisition, Navios Maritime Midstream GP LLC, Navios Maritime Midstream Operating LLC., Navios Partners and Navios Containers. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Management Agreement dated November 18, 2014, between Navios Midstream and Navios Tankers Management. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Administrative Services Agreement, dated as of November 18, 2014, between Navios Midstream and Navios Tankers Management. Please read “Item 7. Major Unitholders and Related Party Transactions” for a summary of certain contract terms.

•	Backstop Agreement, dated as of November 18, 2014, between Navios Midstream and Navios Acquisition.

•	Option Vessels Backstop Agreement, dated as of November 18, 2014, between Navios Midstream and Navios Acquisition.

•	General Partner Option Agreement, dated as of November 18, 2014, between Navios Acquisition and Navios Holdings.

•	Credit Agreement for $205.0 million term loan facility, by and between Navios Midstream and Morgan Stanley Senior Funding, Inc., dated June 18, 2015. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Continuous Offering Program Sales Agreement, dated July 29, 2016, between Navios Midstream and S. Goldman Capital LLC.

•	First Amendment to Management Agreement, dated October 17, 2016, between Navios Midstream and Navios Tankers Management Inc.

•	First Amendment to Share Purchase Agreement, dated October 25, 2016, between Navios Midstream and Aegean Sea Maritime Holdings Inc.

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

Each current or prospective beneficial owner of our common units should consult its own tax advisor regarding the U.S. federal, state, local, and other tax consequences of the ownership or disposition of common units.

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

Controlled Foreign Corporation

We believe that tax rules recently enacted by the Tax Cuts and Jobs Act likely result in Navios Midstream being treated as a controlled foreign corporation (a “CFC”) for U.S. federal tax purposes as of December 31, 2017. Our status as a CFC depends in large part on the percentage of our equity held by Navios Maritime Acquisition Corporation (“Navios Acquisition”) and various other factors. Any U.S. Holder of Navios Midstream or Navios Acquisition that owns 10.0% or more (by vote or value) of the equity of Navios Midstream or Navios Acquisition, as the case may be, should consult its own tax advisor regarding U.S. federal tax consequences that may result from Navios Midstream being treated as a CFC.

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

Backup Withholding and Information Reporting

In general, payments to a non-corporate U.S. Holder of distributions or the proceeds of a disposition of common units may be subject to information reporting. These payments to a non-corporate U.S. Holder also may be subject to backup withholding (currently at a rate of 24%), if the non-corporate U.S. Holder:

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

Individual U.S. Holders (and to the extent specified in applicable U.S. Treasury Regulations, certain individual Non-U.S. Holders and certain U.S. Holders that are entities) that hold “specified foreign financial assets,” including our common units, whose aggregate value exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher amounts as prescribed by applicable Treasury Regulations) are required to file a report on IRS Form 8938 with information relating to the assets for each such taxable year. Specified foreign financial assets would include, among other things, our common units, unless such common units are held in an account maintained by a U.S. “financial institution” (as defined). Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual U.S. Holder (and to the extent specified in applicable Treasury Regulations, an individual Non-U.S. Holder or a U.S. entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. U.S. Holders (including U.S. entities) and Non-U.S. Holders should consult their own tax advisors regarding their reporting obligations.

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

Foreign Exchange Risk

Our functional and reporting currency is the U.S. dollar. We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar denominated. Transactions in currencies other than U.S. dollar are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized. Expenses incurred in foreign currencies against which the U.S. Dollar falls in value can increase thereby decreasing our income or vice versa if the U.S. dollar increases in value. For example, during the year ended December 31, 2017, the value of the U.S. dollar decreased by approximately 12.3% as compared to the Euro.

Interest Rate Risk

As of December 31, 2017 and December 31, 2016, the Company had a total of $199.9 million and $201.9 million, respectively, in long-term indebtedness. The debt is U.S. dollar-denominated. Borrowings under our credit facility bear interest at rates based on a premium over U.S. $ LIBOR except for the interest rate on the Notes which is fixed. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. For the year ended December 31, 2017 we paid interest on our outstanding debt at a weighted average interest rate of 5.70%. A 1% increase in LIBOR would have increased our interest expense for the year ended December 31, 2017 by $2.0 million. For the year ended December 31, 2016 we paid interest on our outstanding debt at a weighted average interest rate of 5.50%.

Concentration of Credit Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of trade accounts receivable. We closely monitor our exposure to customers for credit risk. We have policies in place to ensure that we trade with customers with an appropriate credit history. For the year ended December 31, 2017, the Company’s customers representing 10% or more of total revenue were Cosco Dalian and VL8 which accounted for 44.7% and 15.1%, respectively. For the year ended December 31, 2016, the Company’s customers representing 10% or more of total revenue were Cosco Dalian and Formosa Petrochemical Corporation, and SK Shipping which accounted for 70.6%, 15.7% and 13.7%, respectively. For the year ended December 31, 2015, the Company’s customers representing 10% or more of total revenue were Cosco Dalian and Formosa Petrochemical Corporation, which accounted for 75.6% and 18.3%, respectively.

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

Disclosure Controls and Procedures

The management of Navios Midstream, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation, pursuant to Rule 13a-15 promulgated under the Securities Act of 1934, as amended (the “Exchange Act”), of the effectiveness of our disclosure controls and procedures as of December 31, 2017. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2017.

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

Management’s annual report on internal control over financial reporting

The management of Navios Midstream is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) or 15d-15(f) of the Exchange Act. Navios

Midstream’s internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Navios Midstream’s management assessed the effectiveness of Navios Midstream’s internal control over financial reporting as of December 31, 2017. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (2013). Based on its assessment, management concluded that, as of December 31, 2017, Navios Midstream’s internal control over financial reporting is effective based on those criteria.

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

Audit Fees

Our principal accountants for fiscal year 2017 and 2016 were Ernst & Young (Hellas) Certified Auditors Accountants S.A. (“Ernst & Young”). The audit fees for the audit for each of the years ended December 31, 2017 and 2016 were $0.2 million.

Audit-Related Fees

There were no audit related fees billed in 2017 and 2016.

Tax Fees

There were no tax fees billed in 2017 and 2016.

Other Fees

There were no other fees billed in 2017 and 2016.

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

The Audit Committee separately pre-approved all engagements and fees paid to our principal accountant in 2017.

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

The financial information required by this Item, together with the related report of Ernst & Young thereon, is filed as part of this annual report on pages F-1 through F-27.

Item 19.	Exhibits

1.1	Certificate of Limited Partnership of Navios Maritime Midstream Partners L.P.(1)

1.2	Fourth Amended and Restated Agreement of Limited Partnership of Navios Maritime Midstream Partners L.P.*

1.3	Third Amended and Restated Agreement of Limited Partnership of Navios Maritime Midstream Partners L.P.(5)

1.4	Second Amended and Restated Agreement of Limited Partnership of Navios Maritime Midstream Partners L.P.(2)

1.5	First Amendment to Second Amended and Restated Agreement of Limited Partnership of Navios Maritime Midstream Partners L.P.(4)

1.6	Certificate of Formation of Navios Maritime Midstream Partners GP LLC(1)

1.7	Limited Liability Company Agreement of Navios Maritime Midstream Partners GP LLC(1)

1.8	Certificate of Formation of Navios Maritime Midstream Operating LLC(4)

1.9	Limited Liability Company Agreement of Navios Maritime Midstream Operating LLC(4)

4.1	Form of Omnibus Agreement, effective as of November 18, 2014, among Navios Maritime Acquisition Corporation, Navios Maritime Holdings Inc., Navios Maritime Partners L.P., Navios Maritime Midstream Partners L.P., Navios Maritime Midstream Partners GP LLC and Navios Maritime Midstream Operating LLC(1)

4.2	Form of Management Agreement with Navios Tankers Management Inc.(1)

4.3	Form of Administrative Services Agreement with Navios Tankers Management Inc.(1)

4.4	Form of Option Agreement/ Share Purchase Agreement(1)

4.5	Form of First Contribution and Conveyance Agreement(1)

4.6	Form of Second Contribution and Conveyance Agreement(1)

4.7	Form of Share Purchase Agreement between Aegean Sea Maritime Holdings Inc. and Navios Maritime Midstream Partners L.P.(1)

4.8	Facility Agreement for $126.0 million term loan facility, dated November 13, 2014(3)

4.9	Credit Agreement for $205.0 million term loan facility, dated June 18, 2015(5)

4.10	Backstop Agreement, dated November 18, 2014, between Navios Maritime Midstream Partners L.P. and Navios Maritime Acquisition Corporation(4)

4.11	Option Vessels Backstop Agreement, dated November 18, 2014, between Navios Maritime Midstream Partners L.P. and Navios Maritime Acquisition Corporation(4)

4.12	General Partner Option Agreement, dated November 18, 2014, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc.(4)

4.13	Continuous Offering Program Sales Agreement, dated July 29, 2016, between Navios Midstream and S. Goldman Capital LLC.(7)

4.14	First Amendment to Management Agreement, dated October 17, 2016, between Navios Midstream and Navios Tankers Management Inc.(8)

4.15	First Amendment to Share Purchase Agreement, dated October 25, 2016, between Navios Midstream and Aegean Sea Maritime Holdings Inc.(8)

8.1	List of Subsidiaries of Navios Maritime Midstream Partners L.P.*

12.1	Section 302 Certification of Chief Executive Officer*

12.2	Section 302 Certification of Chief Financial Officer*

13.1	Section 906 Certification of Chief Executive Officer and Chief Executive Officer*

15.1	Consent of Ernst & Young (Hellas) Certified Auditors Accountants S.A.*

101	The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets at December 31, 2017 and 2016; (ii) Consolidated Statements of Operations for each of the years ended December 31, 2017, 2016 and 2015; (iii) Consolidated Statements of Cash Flows for each of the years ended December 31, 2017, 2016 and 2015; (iv) Consolidated Statements of Changes in Partners’ Capital for each of the years ended December 31, 2017, 2016 and 2015; and (v) the Notes to the Consolidated Financial Statements as blocks of text.

(1)	Previously filed as an exhibit to the Company’s Registration Statement on Form F-1, as amended (File No. 333-199235) as filed with the SEC and hereby incorporated by reference to the Annual Report.
(2)	Previously filed as Appendix A to the Company’s Registration Statement on Form F-1, as amended (File No. 333-199235) as filed with the SEC and hereby incorporated by reference to the Annual Report.
(3)	Previously filed as an exhibit to a Report on Form 6-K filed on December 2, 2014 and hereby incorporated by reference.
(4)	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2014 filed on March 17, 2015 and hereby incorporated by reference.
(5)	Previously filed as an exhibit to a Report on Form 6-K filed on June 25, 2015 and hereby incorporated by reference.
(6)	Previously filed as an exhibit to a Report on Form 6-K filed on April 30, 2015 and hereby incorporated by reference.
(7)	Previously filed as an exhibit to a Report on Form 6-K filed on July 29, 2016 and hereby incorporated by reference.
(8)	Previously filed as an exhibit to a Report on Form 6-K filed on October 27, 2016 and hereby incorporated by reference.
*	Filed herewith.

SIGNATURES

Navios Maritime Midstream Partners L.P. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Navios Maritime Midstream Partners L.P.

/s/ Angeliki Frangou
By:	Angeliki Frangou
Its:	Chairman and Chief Executive Officer

Date: March 9, 2018

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Partners of Navios Maritime Midstream Partners L.P.:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Navios Maritime Midstream Partners L.P. (the “Company”) as of December 31, 2017, and 2016, and the related consolidated statements of operations, changes in partners’ capital and cash flows for each of the three years in the period ended December 31, 2017 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Navios Maritime Midstream Partners L.P. at December 31, 2017 and 2016, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audits we were required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

We have served as Company’s auditor since 2015.

Athens, Greece

March 9, 2018

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. Dollars except unit data)

	Notes	December 31, 2017	December 31, 2016
ASSETS
Current assets
Cash and cash equivalents	3	$27,086	$52,791
Restricted cash		10,000	—
Accounts receivable, net	4	2,357	2,264
Prepaid expenses and other current assets		3,022	1,168
Due from related parties, current	10	20,086	4,864
Total current assets		62,551	61,087
Vessels, net	5	356,220	378,444
Intangible assets	6	22,318	25,164
Deferred dry dock and special survey costs, net		12,893	11,086
Due from related parties, non-current	10	2,565	—
Total non-current assets		393,996	414,694
Total assets		$456,547	$475,781
LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities
Accounts payable		$1,999	$2,386
Accrued expenses		572	602
Deferred revenue		1,731	2,494
Current portion of long-term debt, net of deferred finance costs and discount	7	675	661
Total current liabilities		4,977	6,143
Long-term debt, net of deferred finance costs and discount	7	195,839	196,515
Total non-current liabilities		195,839	196,515
Total liabilities		$200,816	$202,658
Commitments and contingencies	11	—	—
Total Partners’ capital
Common Unitholders (19,354,498 units and 9,675,795 units issued and outstanding at December 31, 2017 and December 31, 2016, respectively)		225,742	125,635
Subordinated Series A Unitholders (1,592,920 units issued and outstanding at December 31, 2017 and December 31, 2016, respectively)		24,992	26,593
Subordinated Unitholders (zero units and 9,342,692 units issued and outstanding at December 31, 2017 and December 31, 2016, respectively)		—	115,552
General Partner (427,499 units issued and outstanding at December 31, 2017 and 420,641 issued and outstanding at December 31, 2016, respectively)		4,997	5,343
Partners’ capital		255,731	273,123
Total liabilities and Partners’ capital		$456,547	$475,781

See notes to consolidated financial statements.

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of U.S. Dollars, except unit and per unit data)

	Notes	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015
Revenue (includes related party revenue of $16,391 for the year ended December 31, 2017, and $0 for the year ended December 31, 2016)		$83,052	$91,834	$83,362
Time charter expenses		(1,198)	(1,466)	(1,100)
Direct vessel expenses		(3,919)	(3,093)	(1,602)
Management fees (entirely through related party transactions)	10	(20,805)	(20,862)	(17,613)
General and administrative expenses	10	(2,832)	(2,968)	(2,497)
Depreciation and amortization	5, 6	(25,070)	(25,534)	(22,686)
Interest expenses and finance cost	7	(14,370)	(12,843)	(10,830)
Interest income		54	190	—
Other income		—	4	88
Other expense		(281)	(372)	(50)
Net income		$14,631	$24,890	$27,072
Earnings attributable to:
Common unit holders		$7,771	$11,306	$12,465
Subordinated Series A unit holders		$1,091	$1,906	$1,598
Subordinated unit holders		$5,479	$11,186	$12,465
General Partner		$290	$492	$544
Earnings per unit (basic and diluted)
Common unit holders		$0.70	$1.19	$1.33
Subordinated Series A unit holders		$0.69	$1.20	$1.86
Subordinated unit holders		$0.67	$1.19	$1.33
General Partner		$0.68	$1.19	$1.36
Weighted average units outstanding (basic and diluted)
Common unit holders		11,150,812	9,457,455	9,342,692
Subordinated Series A unit holders		1,592,920	1,592,920	859,740
Subordinated unit holders		8,165,257	9,342,692	9,342,692
General Partner		426,417	415,286	398,880

See notes to consolidated financial statements.

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. Dollars)

	Notes	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015
Operating Activities
Net income		$14,631	$24,890	$27,072
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,6	25,070	25,534	22,686
Amortization of deferred finance cost and discount		2,677	1,407	2,676
Amortization of dry dock and special survey costs		3,919	3,093	1,602
Changes in operating assets and liabilities:
(Increase)/ decrease in prepaid expenses and other current assets		(3,144)	94	100
Payments for Drydocking		(5,725)	(8,113)	(5,713)
(Increase)/ decrease in accounts receivable	4	(93)	2,846	(4,457)
Increase in due from related parties, current	10	(15,222)	(2,498)	(2,756)
Increase in due from related parties, non-current	10	(2,565)	—	—
(Decrease)/ increase in accounts payable		(387)	1,974	(310)
Decrease in accrued expenses		(30)	(52)	(1,040)
(Decrease)/ increase in deferred revenue		(763)	563	(7)
Net cash provided by operating activities		$18,368	$49,738	$39,853
Investing Activities
Acquisition of vessels		—	(500)	(72,252)
Net cash used in investing activities		$—	$(500)	$(72,252)
Financing Activities
Proceeds from Long term debt, net of deferred finance costs and discount	7	—	—	198,081
Loan repayment	7	(2,050)	(3,200)	(127,025)
IPO expenses		—	—	(3,347)
Dividend paid		(36,111)	(35,180)	(28,904)
Proceeds from issuance of general partner units		84	89	551
Proceeds from issuance of common units		4,004	4,010	—
Increase in restricted cash		(10,000)	—	—
Net cash (used in)/ provided by financing activities		$(44,073)	$(34,281)	$39,356
Net (decrease)/ increase in cash and cash equivalents		(25,705)	14,957	6,957
Cash and cash equivalents, beginning of year		52,791	37,834	30,877
Cash and cash equivalents, end of year		$27,086	$52,791	$37,834
Supplemental disclosures of cash flow information
Cash interest paid		$11,614	$11,428	$8,100

See notes to consolidated financial statements.

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

(Expressed in thousands of U.S. Dollars except unit data)

			Limited Partners
	General Partner		Common Unitholders		Subordinated Unitholders		Subordinated Series A Unitholders		Total Partners’ Capital
	Units	$	Units	$	Units	$	Units	$	$
Consolidated Balance December 31, 2014	381,334	$4,947	9,342,692	$127,350	9,342,692	$121,187	—	—	$253,484
Net income	—	544	—	12,465	—	12,465	—	1,598	27,072
Issuance of subordinated Series A Units and general partner units	32,509	551	—	—	—	—	1,592,920	27,111	27,662
Cash distribution	—	(578)	—	(13,498)	—	(13,498)	—	(1,330)	(28,904)
Consolidated Balance December 31, 2015	413,843	$5,464	9,342,692	$126,317	9,342,692	$120,154	1,592,920	27,379	$279,314
Net income	—	492	—	11,306	—	11,186	—	1,906	24,890
Equity offering	6,798	89	333,103	4,010	—	—	—	—	4,099
Cash distribution	—	(702)	—	(15,998)	—	(15,788)	—	(2,692)	(35,180)
Consolidated Balance December 31, 2016	420,641	$5,343	9,675,795	$125,635	9,342,692	$115,552	1,592,920	$26,593	$273,123
Net income	—	290	—	7,771	—	5,479	—	1,091	14,631
Equity offering	6,858	84	336,011	4,004	—	—	—	—	4,088
Cash distribution	—	(720)	—	(16,911)	—	(15,788)	—	(2,692)	(36,111)
Conversion of subordinated units	—	—	9,342,692	105,243	(9,342,692)	(105,243)	—	—	—
Consolidated Balance December 31, 2017	427,499	$4,997	19,354,498	$225,742	—	$—	1,592,920	$24,992	$255,731

See notes to consolidated financial statements.

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 1: DESCRIPTION OF BUSINESS

Navios Maritime Midstream Partners L.P. (“Navios Midstream” or the “Company”) (NYSE: NAP), was formed in The Republic of the Marshall Islands on October 13, 2014. Navios Maritime Midstream Partners GP LLC (the “General Partner”), a Marshall Islands limited liability company and wholly-owned subsidiary of Navios Maritime Acquisition Corporation (“Navios Acquisition”), was also formed on that date to act as the General Partner of Navios Midstream and receive a 2.0% general partner interest.

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

On or prior to the closing of the IPO, Navios Midstream entered into the following agreements: a) a share purchase agreement with Navios Acquisition pursuant to which Navios Midstream will have options, exercisable at any time during a two-year period until November 18, 2016, to acquire the capital stock of up to seven of its subsidiaries that own seven VLCCs (“Very Large Crude Carriers”) and the related time charters; b) a management agreement (the “Management Agreement”) with Navios Tankers Management Inc. (the “Manager”), a subsidiary of Navios Maritime Holdings Inc. (“Navios Holdings”), pursuant to which the Manager provides Navios Midstream commercial and technical management services; c) an administrative services agreement (the “Administrative Services Agreement”) with the Manager pursuant to which the Manager provides Navios Midstream administrative services; and d) an omnibus agreement with Navios Holdings, Navios Acquisition, Navios Maritime Partners L.P. (“Navios Partners”) and the General Partner governing, among other things, when Navios Midstream, Navios Holdings, Navios Acquisition and Navios Partners may compete against each other as well as rights of first offer on VLCCs, crude oil tankers, refined petroleum product tankers, chemical tankers and liquefied petroleum gas (“LPG”) tankers.

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

Navios Midstream’s principal activity is to own, operate and acquire crude oil tankers under long-term employment contracts as well as refined petroleum product tankers, chemical tankers, and LPG tankers under long-term employment contracts. The Company intends to charter the vessels under long-term employment contracts to international oil companies, refiners, and large vessel operators.

On November 16, 2017, in accordance with the terms of the Partnership Agreement all of the issued and outstanding 9,342,692 subordinated units converted into common units on a one-for-one basis. Following their

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

conversion into common units, these units will have the same distribution rights as all other common units. Following the conversion of subordinated units into common units the capital allocated to subordinated unitholders was reclassified to the capital of common unitholders.

As of December 31, 2017, there were outstanding: 19,354,498 common units, no subordinated units, 1,592,920 subordinated Series A Units and 427,499 general partnership units. As of December 31, 2017, Navios Acquisition owned a 58.97% limited partner interest in Navios Midstream, which included a 2.0% general partner interest.

As of December 31, 2017, the Company owned six VLCCs.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a) Basis of Presentation and Consolidation: The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The consolidated financial statements for periods after the IPO are referred to as those of the Navios Midstream and include the accounts of all of the entities comprising the Company.

The Company consists of the consolidation of the following entities:

		Country of incorporation	Statement of Operations
Company name	Vessel name		2017	2016	2015
Navios Maritime Midstream Operating LLC	N/A	Marshall Islands	1/1—12/31	1/1—12/31	1/1—12/31
Navios Maritime Midstream Partners L.P.	N/A	Marshall Islands	1/1—12/31	1/1—12/31	1/1—12/31
Navios Maritime Midstream Finance (US) Inc.	N/A	Delaware	1/1—12/31	1/1—12/31	6/4—12/31
Shinyo Kannika Limited	Shinyo Kannika	Hong Kong	1/1—12/31	1/1—12/31	1/1—12/31
Shinyo Ocean Limited	Shinyo Ocean	Hong Kong	1/1—12/31	1/1—12/31	1/1—12/31
Shinyo Saowalak Limited	Shinyo Saowalak	British Virgin Is.	1/1—12/31	1/1—12/31	1/1—12/31
Shinyo Kieran Limited	Shinyo Kieran	British Virgin Is.	1/1—12/31	1/1—12/31	1/1—12/31
Shinyo Dream Limited	C. Dream	Hong Kong	1/1—12/31	1/1—12/31	6/18—12/31
Sikinos Shipping Corporation	Nave Celeste	Marshall Islands	1/1—12/31	1/1—12/31	6/18—12/31

All significant inter-company balances and transactions have been eliminated in the consolidated financial statements.

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

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

The Company had no items of other comprehensive income in any period.

(b) Use of estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to future drydock dates, the selection of useful lives and residual values for tangible assets and vessels’ fair value upon initial recognition, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivable, and provisions for legal disputes and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

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

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

During the fourth quarter of fiscal 2017, management concluded that, market rates decreased during the year and events occurred and circumstances had changed, over previous years, which indicated the potential impairment of Navios Midstream’s long-lived assets may exist. These indicators included continued volatility in the charter market and the related impact of the tanker sector has on management’s expectation for future revenues. As a result, an impairment assessment of long-lived assets or identified asset groups was performed.

The Company determined undiscounted projected net operating cash flows for each vessel and compared it to the vessel’s carrying value together with the carrying value of deferred drydock and special survey costs related to the vessel and the carrying value of the related intangible. The significant factors and assumptions used in the undiscounted projected net operating cash flow analysis included: determining the projected net operating cash flows by considering the charter revenues from existing time charters for the fixed fleet days (Company’s remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on the 10-year average historical one year time charter rates) over the remaining economic life of each vessel, net of brokerage and address commissions, excluding days of scheduled off-hires, management fees fixed until December 2018 and thereafter assuming an annual increase of 3.0% and utilization rate of 99.3% based on the fleets historical performance.

The assessment concluded that step two of the impairment analysis was not required and no impairment of vessels and related intangible assets existed as of December 31, 2017, as the undiscounted projected net operating cash flows exceeded the carrying value.

In the event that impairment would occur, the fair value of the related asset would be determined and a charge would be recorded to operations calculated by comparing the asset’s carrying value to its fair value. Fair value is estimated by management with the assistance of independent third-party valuations performed on an individual

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

The Company amortizes these costs over the life of the related debt using the effective interest rate method, and are included in interest expense. For the period subsequent to the IPO, these costs are amortized over the life of the related facility using the effective interest rate method. Amortization and write off of deferred finance cost for each of the years ended December 31, 2017, 2016 and 2015 were $2,677, $1,407 and $2,676, respectively.

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

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Costs capitalized as part of the drydocking or special survey consist principally of the actual costs incurred at the yard, spare parts, paints, lubricants and services incurred solely during the drydocking or special survey period. For each of the years ended December 31, 2017, 2016 and 2015, the amortization expense was $3,919, $3,093 and $1,602, respectively. Accumulated amortization as of December 31, 2017 and 2016 amounted to $5,933 and $2,740, respectively.

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

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

For the year ended December 31, 2017, the Company’s customers representing 10% or more of total revenue were Dalian Ocean Shipping Co. Ltd. (“Cosco Dalian”) and VL8 Pool Inc. (“VL8”) which accounted for 44.7% and 15.1%, respectively. For the year ended December 31, 2016, the Company’s customers representing 10% or more of total revenue were Cosco Dalian and Formosa Petrochemical Corporation, and SK Shipping Company Limited (“SK Shipping”) which accounted for 70.6%, 15.7% and 13.7%, respectively. For the year ended December 31, 2015, the Company’s customers representing 10% or more of total revenue were Cosco Dalian and Formosa Petrochemical Corporation, which accounted for 75.6% and 18.3%, respectively.

Foreign exchange risk: Foreign currency transactions are translated into the measurement currency rates prevailing at the dates of transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of operations.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09 “Revenue from Contracts with Customers” clarifying the method used to determine the timing and requirements for revenue recognition on the statements of income. Under the new standard, an entity must identify the performance obligations in a contract, the transaction price and allocate the price to specific performance obligations to recognize the revenue when the obligation is completed. The amendments in this update also require disclosure of sufficient information to allow users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts. The standard will be effective for public entities for annual reporting periods beginning after December 15, 2017 and interim periods therein. The new revenue standard may be applied using either of the following transition methods: (1) a full retrospective approach reflecting the application of the standard in each prior reporting period with the option to

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

elect certain practical expedients, or (2) a modified retrospective approach with the cumulative effect of initially adopting the standard recognized at the date of adoption (which includes additional footnote disclosures). The Company will adopt the standard as of January 1, 2018 and is expecting that the adoption will not have a material effect on its consolidated financial statements, other than additional revenue disclosures in the notes to the consolidated financial statements, or the presentation of the consolidated financial statements, since the Company has chartered its vessels under time charter agreements, and in this respect revenue is accounted under the leases standard.

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

NOTE 3: CASH AND CASH EQUIVALENTS

Cash and cash equivalents consisted of the following:

	December 31, 2017	December 31, 2016
Cash at banks	$12,556	$49,787
Short-term deposits	14,530	3,004
Total cash and cash equivalents	$27,086	$52,791

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

Restricted cash of $10,000 as of December 31, 2017 ($0 for December 31, 2016) is held as required by certain provisions of Navios Midstream’s credit facility.

NOTE 4: ACCOUNTS RECEIVABLE, NET

Accounts receivable consist of the following:

	December 31, 2017	December 31, 2016
Accounts receivable	$2,357	$2,264
Less: Provision for doubtful accounts	—	—
Accounts receivable, net	$2,357	$2,264

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Financial instruments that potentially subject the Company to concentrations of credit risk are accounts receivable. The Company does not believe its exposure to credit risk is likely to have a material adverse effect on its financial position, results of operations or cash flows.

NOTE 5: VESSELS, NET

	Cost	Accumulated Depreciation	Net Book Value
Balance at December 31, 2015	$487,140	$(86,948)	$400,192
Additions	500	(22,248)	(21,748)
Balance at December 31, 2016	$487,640	$(109,196)	$378,444
Additions	—	(22,224)	(22,224)
Balance at December 31, 2017	$487,640	$(131,420)	$356,220

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

NOTE 6: INTANGIBLE ASSETS

Intangible assets as of December 31, 2017 and December 31, 2016 consisted of the following:

Favorable lease terms	Cost	Accumulated Amortization	Net Book Value
Balance at December 31, 2015	$44,877	$(16,427)	$28,450
Additions	—	(3,286)	(3,286)
Balance at December 31, 2016	$44,877	$(19,713)	$25,164
Additions	—	(2,846)	(2,846)
Write-offs	(3,026)	3,026	—
Balance at December 31, 2017	$41,851	$(19,533)	22,318

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Amortization expense of favorable lease terms for the years ended December 31, 2017, 2016 and 2015 is presented in the following table:

	December 31, 2017	December 31, 2016	December 31, 2015
Favorable lease terms charter-out	(2,846)	(3,286)	(3,286)
Total	$(2,846)	$(3,286)	$(3,286)

The aggregate amortizations of intangible assets will be as follows:

Description	Within One Year	Year Two	Year Three	Year Four	Year Five	Thereafter	Total
Favorable lease terms	$(2,811)	$(2,811)	$(2,811)	$(2,811)	$(2,811)	$(8,263)	$(22,318)
Total	$(2,811)	$(2,811)	$(2,811)	$(2,811)	$(2,811)	$(8,263)	$(22,318)

Intangible assets subject to amortization are amortized using the straight-line method over their estimated useful lives to their estimated residual value of zero. Intangible assets are amortized over the contract periods to 15.00 years at inception. In relation to the acquisition of the Nave Celeste and the C. Dream in June 2015, please read the disclosure in Note 5.

NOTE 7: LONG-TERM DEBT

Long-term debt consisted of the following:

	December 31, 2017	December 31, 2016
Term Loan B	199,875	201,925
Less deferred finance costs, net	(2,365)	(3,342)
Total long term debt	197,510	198,583
Less unamortized discount	(996)	(1,407)
Less current portion, net of deferred finance cost	(675)	(661)
Total Long Term Debt, net of current portion and net of deferred finance costs	$195,839	$196,515

Ship Mortgage Notes:

Term Loan B: On June 18, 2015, Navios Midstream and Navios Maritime Midstream Partners Finance (US) Inc., as co-borrowers, completed the issuance of the $205,000 Term Loan B (the “Term Loan B”). The Term Loan B is set to mature on June 18, 2020 and is repayable in equal quarterly installments of 0.25% of the initial principal amount of the Term Loan B, beginning on September 18, 2015, with a final payment of the aggregate principal amount of the Term Loan B, plus accrued and unpaid interest, due on the maturity. The Term Loan B bears interest at LIBOR plus 4.50% per annum.

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

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Amounts drawn under the facilities are secured by first preferred mortgages on Navios Midstream’s vessels and other collateral and are guaranteed by each vessel-owning subsidiary.

As of December 31, 2017, Navios Midstream was in compliance with the covenants set forth in the Term Loan B.

As of December 31, 2017 and 2016, a balance of $199,875 and $201,925, respectively, was outstanding under the Term Loan B. The weighted average interest rate for the years ended December 31, 2017 and 2016 was 5.70% and 5.50%, respectively.

The maturity table below reflects the principal payments of credit facilities outstanding as of December 31, 2017 for the next three years and up to the maturity of the Term Loan B are based on the repayment schedule of the respective loan facilities (as described above).

December 31, 2017
Long-Term Debt Obligations:
Year
December 31, 2018	2,050
December 31, 2019	2,050
December 31, 2020	195,775

Total	$199,875

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

Due from related parties, current: The carrying amount of due from related parties, current reported in the balance sheet approximates its fair value due to the short-term nature of these receivables.

Due from related parties, non-current: The carrying amount of due from related parties, non-current reported in the balance sheet approximates its fair value.

Term Loan B facility: The fair value of the Company’s debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities, as well as taking into account our creditworthiness.

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Level III: Inputs that are unobservable. The Company did not use any Level 3 inputs as of December 31, 2017 or 2016.

	December 31, 2017		December 31, 2016
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$27,086	$27,086	$52,791	$52,791
Restricted cash	$10,000	$10,000	—	—
Accounts receivable	$2,357	$2,357	$2,264	$2,264
Due from related parties, current	$20,086	$20,086	$4,864	$4,864
Due from related parties, non-current	$2,565	$2,565	$—	$—
Accounts payable	$1,999	$1,999	$2,386	$2,386
Long-term debt	$197,510	$199,375	$198,583	$198,139

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

Level III: Inputs that are unobservable. The Company did not use any Level 3 inputs as of December 31, 2017 or 2016.

Fair Value Measurements at December 31, 2017 Using
	Total	Level I	Level II	Level III
Cash and cash equivalents	$27,086	$27,086	$—	$—
Long-term debt	$199,375	$—	$199,375	$—

Fair Value Measurements at December 31, 2016 Using
	Total	Level I	Level II	Level III
Cash and cash equivalents	$52,791	$52,791	$—	$—
Long-term debt	$198,139	$—	$198,139	$—

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 9: LEASES

The future minimum contractual lease income (charter-out rates is presented net of commissions and includes backstop commitment), for which a charter party has been concluded, is as follows:

Amount
2018	86,635
2019	40,777
2020	35,248
2021	35,152
2022	35,152
Thereafter	103,577
Total minimum lease revenue, net of commissions	$336,541

NOTE 10: TRANSACTIONS WITH RELATED PARTIES

Management fees: On November 18, 2014, the Company entered into a Management Agreement with the Manager, a wholly-owned subsidiary of Navios Holdings, pursuant to which the Manager provides commercial and technical management services to Navios Midstream’s vessels for a daily fee of $9.5 per VLCC tanker vessel that was originally fixed for the first two years.

In October 2016, Navios Midstream amended its existing Management Agreement with the Manager to extend the fixed fee period for commercial and technical management services of its fleet, until December 31, 2018 at the current rate of $9.5 per day per VLCC. Dry docking expenses are reimbursed at cost for all vessels.

Total management fees for each of the years ended December 31, 2017, 2016 and 2015 amounted to $20,805, $20,862 and $17,613, respectively.

General and administrative expenses: On November 18, 2014, Navios Midstream entered into the Administrative Services Agreement with the Manager, expiring on November 18, 2019, pursuant to which the Manager provides certain administrative management services to Navios Midstream which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. The Manager is reimbursed for reasonable costs and expenses.

Total general and administrative expenses for the years ended December 31, 2017, 2016 and 2015 amounted to $2,832, $2,968 and $2,497, respectively. For the years ended December 31, 2017, 2016 and 2015, the expense arising from the administrative services rendered by the Manager to the Company’s vessels amounted to $1,500, $1,500 and $1,014, respectively.

Balances due from related parties: Balance due from related parties as of December 31, 2017 and December 31, 2016, were $22,651 and $4,864, respectively, and included the current and non-current amounts mainly due from Navios Holdings and Navios Acquisition and its subsidiaries. Amounts due from related parties mainly consisted of the backstop commitment from Navios Acquisition (see paragraph below in current note), as well as special survey and dry docking expenses for certain vessels of our fleet, and management fees in accordance with the Management Agreement.

Omnibus Agreement: On November 18, 2014, Navios Midstream entered into an omnibus agreement, with Navios Acquisition, Navios Holdings and Navios Partners in connection with the Navios Midstream IPO,

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Navios Midstream entered into an omnibus agreement with Navios Maritime Containers Inc. (“Navios Containers”), Navios Acquisition, Navios Holdings and Navios Partners, pursuant to which Navios Acquisition, Navios Holdings, Navios Partners and Navios Midstream have granted to Navios Containers a right of first refusal over any container vessels to be sold or acquired in the future. The omnibus agreement contains significant exceptions that will allow Navios Acquisition, Navios Holdings, Navios Partners and Navios Midstream to compete with Navios Containers under specified circumstances.

Backstop Agreements: On November 18, 2014, Navios Acquisition entered into backstop agreements with Navios Midstream. In accordance with the terms of the backstop agreements, Navios Acquisition has provided a backstop commitment at a net rate of $35.0 per day for the Nave Celeste, $38.4 per day for the Shinyo Ocean and $38.0 per day for the Shinyo Kannika. The backstop rates apply for a two-year period as of the redelivery of each of the vessels from its original charterer, if the actual rates achieved are below the agreed backstop rates for each of the vessels. As of December 31, 2017, backstop revenue amounted to $16,391 ($0 for the respective period in 2016) and is included in the balance due from related parties (see paragraph above in current note).

General Partner Option Agreement: Navios Holdings has a ten-year option to purchase a minimum of 25% of the general partner interest held by the general partner, the incentive distribution rights held by the general partner and/or the membership interests in the general partner from Navios Acquisition, each at fair market value. The option expires on November 18, 2024.

Option Vessels: Navios Midstream has options expiring on November 18, 2018 to acquire the Nave Buena Suerte, the Nave Neutrino and the Nave Electron from Navios Acquisition.

NOTE 11: COMMITMENTS AND CONTINGENCIES

The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions are recognized in the financial statements for all such proceedings where the Company believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date of the financial statements were prepared. In the opinion of the management, the ultimate disposition of these matters individually and in aggregate will not materially affect the Company’s financial position, results of operations or liquidity.

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Company monitors operating revenue by geographic region for the Company’s reportable segment. Revenue is allocated on the basis of the geographic region in which the customer is located. Revenues from specific geographic regions which contribute over 10% of total revenue are disclosed separately. For each of the years ended December 31, 2017, 2016 and 2015, all the revenues were derived from customers located in Asia.

Vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries.

NOTE 13: ISSUANCE OF UNITS

In connection with the IPO of Navios Midstream in November 2014, Navios Midstream acquired all of the outstanding shares of capital stock of four of Navios Acquisition’s vessel-owning subsidiaries (Shinyo Ocean Limited, Shinyo Kannika Limited, Shinyo Kieran Limited and Shinyo Saowalak Limited) in exchange for: (i) all of the estimated net proceeds from the IPO amounting to $110,403; (ii) $104,451 of the $126,000 borrowings under Navios Midstream’s new credit facility; (iii) 9,342,692 subordinated units before the expiration date on November 16, 2017 and 1,242,692 common units; and (iv) 381,334 general partner units, representing a 2.0% general partner interest in Navios Midstream, and all of the incentive distribution rights in Navios Midstream, to our General Partner.

In June 2015, Navios Midstream exercised its option to acquire the shares of the vessel-owning subsidiaries of the Nave Celeste and the C. Dream from Navios Acquisition for an aggregate purchase price of $100,000. The aggregate purchase price consisted of 1,592,920 subordinated Series A Units, issued to Navios Acquisition, and $73,000 cash consideration.

Upon the expiration of the subordination period relating to the subordinated Series A Units in June 2018, the subordinated Series A Units will automatically convert into common units.

On June 18, 2015, Navios Midstream issued 32,509 additional general partner units to the General Partner, in order the General Partner to maintain its 2% general partnership interest. The net proceeds from the issuance of the general partnership units were $551.

On July 29, 2016, Navios Midstream entered into a Continuous Offering Program Sales Agreement with S. Goldman Capital LLC. as sales agent (the “Agent”), pursuant to which Navios Midstream may issue and sell from time to time through the Agent common units representing limited partner interests having an aggregate offering price of up to $25,000. During 2016, Navios Midstream issued 333,103 common units and received net proceeds of $4,010 after deducting fees and expenses of $350. Pursuant to the issuance of the common units, Navios Midstream issued 6,798 general partnership units to its general partner in order to maintain its 2.0% general partner interest. The net proceeds from the issuance of the general partnership units were $89.

During 2017, Navios Midstream issued 336,011 common units and received net proceeds of $4,004. Pursuant to the issuance of the common units, Navios Midstream issued 6,858 general partnership units to its general partner in order to maintain its 2.0% general partner interest. The net proceeds from the issuance of the general partnership units were $84.

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

On November 16, 2017, in accordance with the terms of the Partnership Agreement all of the issued and outstanding 9,342,692 subordinated units converted into common units on a one-for-one basis. Following their conversion into common units, these units will have the same distribution rights as all other common units. Following the conversion of subordinated units into common units the capital allocated to subordinated unitholders was reclassified to the capital of common unitholders.

As of December 31, 2017, there were outstanding: 19,354,498 common units, no subordinated units, 1,592,920 subordinated Series A Units and 427,499 general partnership units. As of December 31, 2017, Navios Acquisition owned a 59.0% limited partner interest in Navios Midstream, which included a 2.0% general partner interest.

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

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

As of November 16, 2017, the subordination period, as defined in the limited partnership agreement of Navios Midstream, expired resulting in the conversion of the 9,342,692 subordinated units into common units. Any future cash distributions will be made in accordance with the terms in the limited partnership agreement applicable to the periods following the subordination period.

On January 23, 2015, the Board of Directors of Navios Midstream authorized its quarterly cash distribution for the period November 18, 2014 to December 31, 2014 of $0.1973 per unit. The distribution was paid on February 12, 2015 to all holders of record of common and general partner units on February 9, 2015. The aggregate amount of the distribution paid was $3,761.

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

On January 23, 2017, the Company’s Board of Directors authorized its quarterly cash distribution for the three month period ended December 31, 2016 of $0.4225 per unit. The distribution was paid on February 14, 2017 to all holders of record of common, subordinated, subordinated Series A units and general partner units on February 9, 2017. The aggregate amount of the distribution paid was $9,019.

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

On April 24, 2017, the Company’s Board of Directors of Navios Midstream authorized its quarterly cash distribution for the three month period ended March 31, 2017 of $0.4225 per unit. The distribution was paid on May 11, 2017 to all holders of record of common, subordinated, subordinated Series A units and general partner units on May 5, 2017. The aggregate amount of the distribution paid was $9,030.

On July 20, 2017, the Company’s Board of Directors of Navios Midstream authorized its quarterly cash distribution for the three month period ended June 30, 2017 of $0.4225 per unit. The distribution was paid on August 11, 2017 to all holders of record of common units, subordinated units, subordinated Series A units and general partner units on August 8, 2017. The aggregate amount of the distribution paid was $9,031.

On October 17, 2017, the Company’s Board of Directors of Navios Midstream authorized its quarterly cash distribution for the three month period ended September 30, 2017 of $0.4225 per unit. The distribution was paid on November 14, 2017 to all holders of record common units, subordinated units, subordinated Series A units and general partner units on November 10, 2017. The aggregate amount of the distribution paid was $9,031.

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

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

The calculations of the basic and diluted earnings per unit are presented below.

	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015
Net income attributable to Navios Maritime Midstream Partners L.P. subsequent to initial public offering and limited partners’ interest in net income:	$14,631	$24,890	$27,072
Earnings attributable to:
Common unit holders	$7,771	$11,306	$12,465
Subordinated unit holders Series A	$1,091	$1,906	$1,598
Subordinated unit holders	$5,479	$11,186	$12,465
General Partner	$290	$492	$544
Weighted average units outstanding (basic and diluted)
Common units	11,150,812	9,457,455	9,342,692
Subordinated units Series A	1,592,920	1,592,920	859,740
Subordinated units	8,165,257	9,342,692	9,342,692
General Partner	426,417	415,286	398,880
Earnings per unit (basic and diluted):
Common unit holders	$0.70	$1.19	$1.33
Subordinated unit holders Series A	$0.69	$1.20	$1.86
Subordinated unit holders	$0.67	$1.19	$1.33
General Partner	$0.68	$1.19	$1.36
Earnings per unit-distributed (basic and diluted):
Common unit holders	$1.52	$1.69	$1.67
Subordinated unit holders Series A	$1.69	$1.69	$2.33
Subordinated unit holders	$1.93	$1.69	$1.67
General Partner	$1.69	$1.69	$1.70
(Losses) per unit-undistributed (basic and diluted):
Common unit holders	$(0.82)	$(0.50)	$(0.34)
Subordinated unit holders Series A	$(1.00)	$(0.49)	$(0.47)
Subordinated unit holders	$(1.26)	$(0.50)	$(0.34)
General Partner	$(1.01)	$(0.50)	$(0.34)

NOTE 15: INCOME TAXES

Marshall Islands, British Virgin Islands, and Hong Kong, do not impose a tax on international shipping income. Under the laws of Marshall Islands, British Virgin Islands, and Hong Kong, of the companies’ incorporation and vessels’ registration, the companies are subject to registration and tonnage taxes which have been included in the daily management fee.

In accordance with the currently applicable Greek law, foreign flagged vessels that are managed by Greek or foreign ship management companies having established an office in Greece are subject to duties towards the Greek state, which are calculated on the basis of the relevant vessels’ tonnage. The payment of said duties exhausts the tax liability of the foreign ship owning company and the relevant manager against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel.

Pursuant to Section 883 of the Internal Revenue Code of the United States, U.S. source income from the international operation of ships is generally exempt from U.S. income tax if the company operating the ships

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

meets certain incorporation and ownership requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country, which grants an equivalent exemption from income taxes to U.S. corporations. All of the Company’s vessel- owning subsidiaries satisfy these initial criteria. In addition, these companies must meet an ownership test. Subject to proposed regulations becoming finalized in their current form, the management of Navios Midstream believes by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company like Navios Midstream, the second criterion can also be satisfied based on the trading volume and ownership of the Company’s shares, but no assurance can be given that this will remain so in the future.

NOTE 16: SUBSEQUENT EVENTS

On January 22, 2018, the Board of Directors authorized its quarterly cash distribution for the three month period ended December 31, 2017 of $0.4225 per unit. The distribution was paid on February 14, 2018 to all holders of record of common, subordinated Series A units and general partner units on February 9, 2018. The aggregate amount of the distribution paid was $9,031.